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REGISTRANT'S NAME Securitas Systems AB

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102 26 Stockholm
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DAT : 9/25/06

Securitas AB
Annual Report 2005


SECURITAS





Contents

Introduction

3 A world leader in security
5 2005 in brief
6 Our values and our history
8 Securitas in society

The Group

12 Comments by the CEO
14 Three new companies
16 Market
18 Strategy and organization
22 Financial control and financial objectives
26 Risk management
28 Five-year financial overview
30 Quarterly data
32 The share, shareholders and dividend

Annual Report

Report of the Board of Directors
36 Financial overview
42 Security Services USA
48 Security Services Europe
54 Securitas Systems
60 Direct
66 Cash Handling Services

Financial reports
74 Consolidated financial statements
79 Notes and comments to the consolidated financial statements
110 Parent Company financial statements
114 Notes and comments to the Parent Company financial statements
119 Audit report

Corporate Governance

122 Board of Directors and auditors
123 Group Management
124 Report of the Board of Directors – Corporate Governance
130 Report of the Board of Directors – Internal Control

Corporate Information

136 Financial information and invitiation to the Annual General Meeting
137 Organization and addresses

Ricky Harris has worked at Securitas for six years, most recently as a Security Officer at Merrill Lynch, one of the world's leading financial institutions, at the World Financial Center in New York. Every day Securitas welcomes and protects thousands of employees and visitors through guarding, receptionist services and screening.

Note to readers

Securitas AB is a Swedish public company with its registered office in Stockholm. Corporate registration number: 556302-7241. All figures are in Swedish *kronor*, abbreviated SEK. Millions of Swedish *kronor* is abbreviated MSEK, billions of Swedish *kronor* is abbreviated BSEK, millions of U.S. dollars is abbreviated MUSD, and millions in local currency is abbreviated MLOC. Figures in parentheses refer to 2004 unless otherwise indicated. Figures for 2005 refer to reporting according to IFRS. For 2004, comparative figures are stated according to IFRS or according to Swedish GAAP. For 2003 and earlier years, figures always refer to Swedish GAAP. Facts about markets and competitive circumstances are Securitas' own assessments, unless a specific source is cited. This annual report contains forward-looking information based on Securitas' expectations on the publication date. No guarantees can be provided that these expectations will be fulfilled.


Sales per region
BSEK
30
25
20
15
10
5
0
USA
Europe excl. the Nordic countries
Nordic countries
Rest of the world



A world leader in security

In the last 20 years, Securitas has grown through organic sales growth and acquisitions to become the world's largest focused security company, with sales of MSEK 66,014 and about 217,000 employees. Securitas has operations in more than 20 countries, mainly in Europe and North America. The drivers behind this development have been a strict focus on security, customer segmentation and service specialization, along with a strong entrepreneurial spirit and sense of ownership.

The Group is currently organized in five specialized divisions: Security Services USA and Security Services Europe for guarding solutions, Securitas Systems for systems integration, Direct for high-security monitoring and assistance for homes and small businesses, and Cash Handling Services for transportation and cash management. The Group has a global market share of 8 percent, where Europe and North America represent 75 percent of the total market. Securitas has been listed on the Stockholm Stock Exchange since 1991 and had a market capitalization of MSEK 55,000 as of February 16, 2006.

Sales and organic sales growth


■ Sales, BSEK
Organic sales growth, % ■
80
70
60
50
40
30
20
10
0
12
10
8
6
4
2
0
−2
−4
91 92 93 94 95 96 97 98 99 00 01 02 03 04 05

Operating income and operating margin


■ Operating income, BSEK
Operating margin, % ■
5
4
3
2
1
0
10
8
6
4
2
0
91 92 93 94 95 96 97 98 99 00 01 02 03 04 05

Capital employed and return on capital employed


■ Capital employed, BSEK
Return on capital employed, % ■
30
25
20
15
10
5
0
60
50
40
30
20
10
0
91 92 93 94 95 96 97 98 99 00 01 02 03 04 05

Earnings and dividend per share


■ Earnings per share, SEK
Dividend per share, SEK ■
8
7
6
5
4
3
2
1
0
91 92 93 94 95 96 97 98 99 00 01 02 03 04 05

1991-1993 Including Securitas Lock Group/Assa.
2004 adjusted for introduction of IFRS.





Divisions

	Sales	Operating income	Total capital employed	Average no. of employees
Security Services USA, page 42 A complete offer of specialized services for permanent guarding and mobile services, special events, consulting and investigation. Securitas is the market leader in guarding services in the USA. Operations are developed for medium and large regional customers, as well as nationwide and global customers, with an organization divided into 13 regions, 100 areas and 650 branch offices. **Market share:** 17 %.	MSEK 21,616 32%	MSEK 1,080 25%	MSEK 8,250 30%	103,000 47%
Security Services Europe, page 48 Complete security solutions for both large and small customers. The business is divided into four specialized vertical units – Permanent guarding and Transport aviation security for large customers and Mobile services and Alarm monitoring for small customers. The division is active in 19 countries. The flat organization is split into 145 areas and 895 branches. An increasing share of specialized and value-added services characterizes operations. **Market share:** 17 %.	MSEK 24,996 38%	MSEK 1,873 43%	MSEK 7,308 27%	86,000 40%
Securitas Systems, page 54 Securitas Systems is a security systems integrator which offers complete security solutions for customers with high security demands within market segments such as banking, industry and retail. The services are based on modern technology and concepts include access control, video surveillance, and intrusion and fire alarm systems. Securitas Systems operates in 12 countries in Europe and in the USA with a strong, country-focused organization for sales and deliveries to selected customer segments. **Market share:** 2 %.	MSEK 5,798 9%	MSEK 669 15%	MSEK 3,547 13%	5,000 2%
Direct, page 60 Direct provides high security solutions for homes and small businesses, a comprehensive service with 24-hour monitoring and assistance service. The alarm product includes installation, secure transmission and advanced verification, and is designed for ease of use. Added value is created in the form of a user-friendly service with a high level of security at a reasonable price. Operations span nine European countries. **Market share:** 11 %.	MSEK 2,706 4%	MSEK 258 6%	MSEK 1,209 5%	3,000 2%
Cash Handling Services, page 66 Cash Handling Services offers secure and efficient cash distribution, processing and recycling solutions for financial institutions, retailers and other commercial enterprises through an international network of 440 branch offices in ten Europe countries and in the USA. **Market share:** 18 %.	MSEK 11,581 17%	MSEK 680 16%	MSEK 5,295 20%	20,000 9%
Group[1]	MSEK 66,014	MSEK 4,294	MSEK 26,792	217,000

[1] Including Other and Eliminations.





A positive 2005 lays the foundation for the next major strategic step

Operations in 2005 reaffirmed Securitas' positive development. The divisions reported good growth in sales and income, in line with expectations. Further improvements in Security Services USA are especially satisfying, and it is now established as a market-leading, stable and robust business with excellent future prospects. Against this background, the Board of Directors has decided to propose an Extraordinary General Meeting the next major strategic development step: the distribution and listing of the three divisions – Securitas Systems, Direct and Cash Handling Services during the autumn 2006.

- Security Services USA reached an important turning point after two challenging years. Sales increased organically by 4 percent to MSEK 21,616 (20,017). Operating income, adjusted for changes in exchange rates, rose by 6 percent to MSEK 1,080 (982), mainly due to higher volume in combination with tighter cost controls. The Securitas Model has thereby demonstrated its viability in the demanding U.S. market.

- Security Services Europe completed its extensive reorganization, shifting from a geographical and country-based focus to four specialized and even more customer-oriented units. Sales increased organically by 5 percent to MSEK 24,996 (23,289). Operating income amounted to MSEK 1,873 (1,849).

- The loss-making Cash Handling Services operations in Germany were divested with a capital loss of MSEK –151. Despite several years of persistent efforts to increase income with maintaining tight cost controls, it was felt that the market's price competition does not provide the opportunity for profitability in the foreseeable future.

- The proposed dividend for 2005 is SEK 3.50 (3.00) per share.

Key ratios

MSEK	2005	2004[1]	2003	2002	2001
Total sales, MSEK	**66,014**	**59,687**	**58,850**	**65,685**	**60,364**
Organic sales growth, %[2]	*5*	*3*	*–3*	*8*	*7*
Operating income before amortization, MSEK[3]	**4,445**	**4,026**	**3,732**	**4,458**	**3,855**
Operating margin, %[3]	*6.7*	*6.7*	*6.3*	*6.8*	*6.4*
Income before taxes, MSEK[3]	**3,812**	**3,384**	**1,998**	**2,512**	**1,902**
Free cash flow as % of adjusted income	*94*	*93*	*73*	*122*	*80*
Return on capital employed, %	*16*	*18*	*18*	*21*	*16*
Earnings per share after taxes, SEK[4]	7.31	6.79	3.45	4.14	3.27
Free cash flow per share, SEK	7.28	6.93	4.94	10.26	5.45
Dividend per share, SEK	3.50	3.00	2.00	2.00	1.50

[1] According to IFRS.
[2] Adjusted for changes in exchange rates, acquisitions and divestitures.
[3] Excluding a capital loss of MSEK –151 from the divestiture of Cash Handling Services in Germany.
[4] After taxes, after dilution.

For definitions and calculations of key ratios, see page 84.

Our values are the foundation of our operations

Securitas is its people – 217,000 employees, men and women, in more than 20 countries. Our job is to protect homes, workplaces and society with the same integrity, vigilance and helpfulness no matter where in the world we operate. Securitas' values serve as our shared foundation, uniting us in professionalism and building trust with customers.

Securitas' transformation from a Swedish guarding company to a world leader in security has entailed the creation of a global corporate culture for a business focused on security. The main purpose of this culture is to develop competent, specialized employees and qualified professionals whose role is to make society safer for everyone. Our success is ultimately measured by the trust we earn in our communities.

Our corporate culture is built on values that help to shape a long-term financially successful enterprise by creating value for customers, employees and shareholders. They are summarized in three words: Integrity, Vigilance and Helpfulness.

- **Integrity.** A Securitas employee is honest and therefore trusted to work unsupervised on the customer's premises and with valuables. Securitas never compromises in its demand for integrity. Integrity also includes openly expressing one's opinion, reporting improprieties and not withholding information.
- **Vigilance.** Professionalism entails seeing, hearing and evaluating, and a Securitas employee is always attentive. Professionals develop an intuition that helps us to notice things that others don't. Their vigilance is needed in order to stay aware of potential risks or incidents that are taking place on our customers' premises.
- **Helpfulness.** When needed, a Securitas employee will lend assistance, even if it isn't directly related to his or her job. A Securitas employee will always help if an incident occurs that requires intervention, as part of an ongoing effort to make life safer.

Professionalism builds trust

Taking responsibility for other people's property and handling large sums of money every day requires that employees respect and support our ethical philosophy. The overriding concern at Securitas has been and is to continuously raise service quality by developing the competence of employees through a level of professionalism unmatched in the industry. This builds trust, which gives our customers confidence and leads to more assignments and better profitability.

Back in 1958, Securitas, in a first for the industry, published the document "Basic Values for Guards," which explains the demands we as employees place on ourselves in performing our duties. Building on these norms, we have developed a platform of values and an extensive program of education and training in every aspect of the profession. Another key document is "Basic Values for Employees of Securitas," which is an important element in the company's code of ethics.

The primary focus of all our work is the customer. We must respect the individual wishes of the customer while taking into consideration various situations and the individual's roots in various economic, social and religious cultures. Secondly, we have to provide customers with value. Our professionalism makes us efficient, so we can give the customer competitive added value while also ensuring good profitability for ourselves. Thirdly, we take responsibility. Our employees are responsible for their jobs and performance and for Securitas' results. Fourthly, we follow up. We evaluate, correct and move on, better than we were before.

A trademark for our values

Securitas' trademark unites employees in a collaborative effort to do a good job, whereby we develop personally and as a company. In our daily work, the three red dots in the trademark remind us of our core values – Integrity, Vigilance and Helpfulness – which are, and will remain, the foundation of Securitas' operations.



A history of growth

Securitas was founded in Sweden in 1934 as a guarding company. The Group's roots date back considerably further in time, however, to the classic American detective and guarding company Pinkerton, founded in 1850 and acquired in 1999.

Other U.S. acquisitions also have a long, valuable tradition in the U.S. security industry. Wells Fargo (1852), Burns (1909) and Loomis (1925) together with Pinkerton (1850) form the base of U.S. operations.

Securitas has grown through a number of acquisitions. One of the most important elements in integration work is to capture the best of the acquired company's local and regional traditions and experience. We develop shared norms and values for market-leading professionalism that guide employees in their security assignments. These are processes that Securitas has great experience with after more than 60 acquisitions in 15 countries during the last 20 years.

The Securitas Group's growth can be summarized in a few distinct stages:

1934–1985: A Swedish security company that quickly rose to become market leader in accordance with the demands of the time, by offering a range of simple guarding services for buildings and other premises.

1986–1998: Following a change in strategy in the mid-1980s, Securitas acquired around 20 European guarding, or other companies with a connection to security, and became the European market leader. Securitas' strategy has always been to take responsibility for transforming the industry and focusing on security as a profession for customer-oriented security solutions. Influenced by customers, demand shifted and a new service offering was created.

1999–2005: A world leader in security that in a seven-year period acquired another twenty large companies and by the early 2000s had grown to become the world's largest security group. The Group's structure reflected a trend toward specialization and differentiated services. Professionalization and a market and customer orientation were firmly entrenched in four service lines: guarding, complete security solutions for banks and high-security customers, alarms and assistance services for home security, and cash handling services.

2006: The Board of Directors' decision to propose a distribution and listing of the three divisions Securitas Systems, Direct and Cash Handling Services marks the beginning of a fourth stage in Securitas' development. Demand and industry trends clearly point toward fast-growing and differentiated customer needs. Specialization and segmentation continue and will demand independent companies with competence and creativity. Securitas intends to remain the market leader during this development stage as well.

Securitas' growth and major acquisitions 1986–2005


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05
4,200
3,600
3,000
2,400
1,800
1,200
600
0
Income before taxes, MSEK
Total sales, MSEK

1988–1998	Company		MSEK
1988	Assa/Sweden	(L)	500
1992	Esabe/Spain	(G)	1,264
	Protectas/Germany, Austria, Switzerland	(G/C)	954
1994	Assa Abloy dividend	(L)	–3,600
1996	DSW/Germany	(G)	736
	Security Express/UK	(C)	650
1997	SIG/France	(G)	420
	Telelarm/Sweden	(A)	920
1998	Proteg/France	(G/A)	3,800
	Raab Karcher/Germany	(G)	2,000

1999–2001	Company		MSEK
1999	Pinkerton/USA	(G/LA)	9,200
	Securis/Belgium	(G)	780
2000	APS/USA	(G)	3,300
	First Security/USA	(G)	1,130
	Micro-Route/UK	(C)	168
	Baron Security/Belgium	(G/A)	300
	Ausysegur/Spain	(G/C)	530
	Doyle/USA	(G/A)	240
	APG Security/USA	(G)	260
	Burns/USA	(G)	13,300
2001	Loomis, Fargo & Co/USA	(C)	4,427

2002–2005	Company		MSEK
2002	VNV/The Netherlands	(G)	1,600
	Belgacom/Benelux	(A)	265
2003	AMSA/USA	(C)	440
	Sudalarm/Germany	(A)	128
	Lincoln/USA	(G)	229
2004	Eurotelis/France	(A)	247
	Bell/UK	(A)	954
	Valiance/France	(C)	1,522
2005	Hamilton Pacific/USA	(A)	366
	Black Star/Spain	(G)	462

G=Guarding C=Cash handling A=Alarm L=Lock



Securitas' employees play an important societal role by making people's lives safer. Their dedication and professionalism rest on the Group's values and Code of Conduct as well as on continuous training that stresses that this responsibility to society is an integral part of business operations.

We invest in people and build trust in our communities

Securitas' mission to protect homes, workplaces and society and thereby make people's lives safer is of fundamental importance to a functioning society with safety and respect for all individuals. Social responsibility is an integral aspect of the Group's operations. As guidance for all employees, the Board of Directors has adopted a Code of Conduct.

Securitas follows the laws and regulations in every country in which it operates. Furthermore, Securitas teams with local communities by helping to shape the laws, rules and norms that impact the security industry and govern working conditions for employees.

Code of Conduct

As a framework for Securitas and all its employees, the Group's Board of Directors has adopted a Code of Conduct based on the United Nations' Universal Human Rights Declaration and the International Labour Organisation's fundamental principles and rights at work. The Code reaffirms the cultural values that have been put into practice over a very long time at Securitas.

The Board of Directors has stated that social responsibility is an integral aspect of corporate governance at Securitas, which encompasses the Group's risk management policies, procedures and oversight. Refer also to the Report of the Board of Directors – Corporate governance on page 124.

Social responsibility is a line responsibility for all managers. They must support and monitor their staff's compliance with the code of conduct. All employees are encouraged to report violations of the Code to a superior officer for further investigation.

Human rights

Securitas supports and respects basic human rights and recognizes the responsibility for their application in the organization's day-to-day work. Securitas protects and encourages freedom of religion, thought and expression, freedom from discrimination based on race, religion, gender, sexual orientation, ethnic background, marital status or physical limitation, and freedom of association.

Securitas upholds and promotes the highest ethical business standards based on honesty, integrity and fairness in every part of its operations. Securitas believes that corruption and cartels distort the market and impede economic and social growth, and it therefore prohibits such unfair practices.

Objective basis for decisions

Securitas complies with antitrust and competition laws and has built its competitive strength on honesty, integrity, product quality, price and customer service. Bribes are not accepted in any form. Business decisions must always be based on objective grounds and criteria. All employees must avoid conflicts of interest between their personal lives and Securitas' business.

Maintaining the respect of citizens and society is imperative to Securitas' success. The Group therefore strives to maintain transparency and open communication with all those who are affected by its operations, whether they be employees, customers, investors or the public or its representatives.


The wheel of fortune
Standards
Wages
Employee turnover
Refinement
Rational-ization
Quality services





The demand for higher quality and more specific security services is driving the development of standards, which in turn raises wage levels and attracts more qualified people. This in turn helps to reduce employee turnover and leads to employees with longer experience and better training. Having more experienced and qualified people makes it possible to further refine and specialize services. The higher cost of qualified guards can be partly offset by rationalizing security solutions with the help of technologies such as intrusion alarms, access control, fire systems, CCTV and remote-control systems.

Creating professional jobs – an important contribution to society

Securitas' businesses play an important role in the advancement of individuals and society. By driving development in the security industry, Securitas maintains its competitive strength and long-term profitability, while at the same time advancing the profession through training and higher wages and creating good job and career opportunities in an industry long known for temporary, untrained labor and low wages.

When Securitas enters an undeveloped market, demand in the industry is tied to basic guarding services with temporary labor and high employee turnover. Usually they are regarded as "unqualified jobs you can't live on".

Development of wage levels

Thanks to Securitas' initiatives to create a dialogue with the industry and unions, we are now seeing a trend in which training is raising the competence of employees. This creates more qualified services with higher quality and better prices. This in turn is providing a foundation for better wages and further training, so that fewer employees can perform more services enhanced by sophisticated technology. Employee turnover is reduced and more employees feel that their jobs offer development potential, career opportunities and wages they can live on.

Human resource management and employee development play a prominent role in Securitas' operations. The relationship with employees must be based on mutual respect. There is a critical link between the competence of employees and Securitas' financial development that contributes significantly to the success of individuals and the positive development of society.

The Group achieves its financial objectives by being an attractive employer that offers good working conditions, fair wages and suitable training. Wages and other benefits must meet the legal minimum or the lowest level in the industry. The basic principle on setting wages is to raise them to a level that meets or exceeds what is considered "enough to live on". The Group follows applicable rules on working hours as stipulated by national laws or industry standards.

Cooperation with employees

A key factor in Securitas' market responsibility is to cooperate with trade organizations, unions, government authorities and the police, in order to raise the standard of security services, rules and norms. Securitas recognizes unions and respects the right of all employees to unionize or become members of the unions they choose and to negotiate collectively in accordance with local laws and regulations.

Since 1996, the Group has had a European Group Council, which serves as a forum for information and collaboration between Group Management and employees in European operations. The European Group Council met twice in 2005.







12 Comments by the CEO
14 Three new companies
16 Market
18 Strategy and organization
22 Financial control and financial objectives
26 Risk management
28 Five-year financial overview
30 Quarterly data
32 The share, shareholders and dividend

Receptionist Izabela Bidzinska is one of Securitas' employees whom customers meet in the customer service center at the Promenada shopping center in Warsaw, Poland. Securitas is providing beat patrol and permanent guarding as well as customer services at the exclusive shopping center, which has more than 200 stores. Poland is a growing market with great potential and an example of Securitas' strategy of expanding and strengthening its market position in new EU countries.



> Securitas' next step shows that we are first again. In ten years, most major, internationally active security companies will probably have followed our lead.
>
> Thomas Berglund
> *President and Chief Executive Officer*

The value-creating journey continues

Dear Shareholders,
Last year I concluded my remarks in the annual report as follows:
"The changing demand and the evolving market have created businesses that didn't exist two decades ago, such as cash management and affordable quality home alarms. This has created new business opportunities, new companies and new industries. The security market will continue to develop and open up new opportunities to companies that are focused enough to see, understand and capture the trends."

This dynamic has now led to one of the most important decisions in Securitas' history. In February 2006, we announced the intention to distribute to the shareholders and publicly list three of our divisions: Securitas Systems, Direct and Cash Handling Services. If the Extraordinary General Meeting in September gives its approval, the Securitas Group will thereby take the fourth major step in its development in modern times.

Behind this decision lies a simple business logic Securitas has developed over many years. The principle is "from the simple to the specialized and qualified." Or, as we usually say, "from arms and legs to refined security services."

The first step in Securitas' more than 70-year history entailed a Swedish security company's successful growth into the Swedish market leader in guarding services.

A new approach

In the mid-1980s the second step began. Securitas new strategies necessitated a new approach: taking responsibility for the transformation of a small-scale, local industry for guarding services into to a market with qualified, specialized and customer-oriented security solutions developed on a large, international scale. Through acquisitions, Securitas became the market leader in Europe. We set new standards for the development of employees and services. Demand was segmented and specialized, and a professional security industry took shape.

As an element in this focus on security, Securitas distributed to its shareholders the lock operations in Assa Abloy in 1994.

The third step began in 1999 with the major expansion in North America. After a number of acquisitions, Securitas became the market leader in the USA as well. Demand for refined and differentiated services grew quickly. Securitas became a security group in the truest sense, offering a wide range of specialized services and professional solutions.

This step was completed with the separation into five divisions with their own clearly defined strategies, customers and customer needs, services and solutions that required maximum focus and entrepreneurship. In the process, we sowed the seeds for the decision we have now made to divide up the Group.

Obviously, the historical developments we have shaped have been an important driving force. But the critical reason for this major decision lies ahead in the future.

Success in the USA an important turning point

In 2005, we reached an important turning point. The success of our U.S. operations shows that the Securitas Model works in this extremely large and difficult market. We have attained a market leading position. The market

and customers have been convinced that professionally trained staff can provide highly qualified and specialized services that create value. Having built this position in six years gives the Group new expansion opportunities.

Security Services Europe has during the year implemented a major reorganization into four specialized vertical units in most countries of operation. This establishes a new platform and enable us to develop and deliver more specialized services to specific customer groups.

Moreover, our Securitas Systems division has proven in recent years that it can successfully implement, integrate and develop acquisitions of considerable size in different business environments. Direct is generating high organic growth with good profitability using a business logic that can be duplicated in other markets. Cash Handling Services has also implemented and integrated significant acquisitions and become a market leader in both Europe and the USA.

Operations in the Group's divisions have reached a level of maturity, specialization and diversification where it is now logical to allow our three divisions not focused on guarding, to stand on their own. They will build up their own capital structures to best suit their growth strategies and cash flows. The stock market's demands and transparency will focus their management teams on creating value for shareholders.

Trends support independence

In our estimation, demand and industry trends strongly support greater independence for our divisions. In general, the market is moving towards more complex social structures and specialized needs, where qualified services will be requested by customers who increasingly work on a global scale. Furthermore, technological developments have the potential to revolutionize a number of our services.

Security is becoming a key aspect in an ever-increasing number of transactions between people and businesses. The limit to the industry's growth lies more in the risks associated with a lack of creativity and business development than in market demand.

In line with this view, we believe that giving our divisions the total freedom to work entrepreneurially, focus on their own customers and develop professional services will make them more competitive and create greater value for shareholders. Size is no longer the decisive competitive factor. Instead it is competence, creativity and differentiation.

Securitas' next step shows that we are first again. In ten years, most major, internationally active security companies will probably have followed our lead.

New opportunities and challenges

New opportunities and challenges also await the remaining core business in the Securitas Group, security services in Europe and the USA. They are about equal in size, but in different stages of development.

In Europe, our business generates sales of nearly SEK 25 billion and operating income of nearly SEK 2 billion. The range of services has reached a high level of segmentation and specialization, divided between large and small customers with a large proportion of mobile services and combined contracts, as well as airport and seaport security. We will continue to develop specialized services higher up the value chain. By improving organic growth, trimming costs and raising efficiency, we should be able to gradually increase profitability.

In the USA, sales amount to SEK 21 billion and we are improving earnings, with operating income just above SEK 1 billion. We will now utilize our market-leading position to continue to drive the market towards more qualified services and greater professionalism. The aim is to follow the pattern we set in Europe with greater customer segmentation and service specialization. We are striving towards higher volumes, a better price structure and, as a result, better margins. We feel that we have the market's support for this.

The next major challenge is to seek out profitable growth in markets outside Europe and the USA. We have been cautious with acquisitions in security services since the slowdown in 2003 and 2004, but now earnings are beginning to point in the right direction again. Our sights are set on the rapidly emerging democracies in Latin America and Southeast Asia. The low developed industry structures we see in many countries there, offer opportunities for us to apply our many years of successful experience from Europe and the USA.

In summary: by distributing to shareholders and listing our three divisions for Securitas Systems, Direct and Cash Handling Services, we are giving them better opportunities for profitable growth. Securitas' security services have now achieved stable earnings capacity and cash flows in Europe and the USA, paving the way for further expansion in emerging markets in other parts of the world. The value-creating journey will continue for Securitas and its shareholders.

Stockholm, February 16, 2006



Thomas Berglund, President and Chief Executive Officer

Securitas to list three new specialized security companies on the Stockholm Stock Exchange

The Board of Securitas AB has proposed to transform three of its divisions into independent, specialized security companies: Loomis Cash Handling Services AB, Securitas Direct AB and Securitas Systems AB. The three new companies will, subject to a decision by an Extraordinary General Meeting proposed for September 25, 2006, be distributed to the shareholders by way of a tax free dividend and listed on the O-list of the Stockholm Stock Exchange immediately thereafter.

Securitas has grown into a world leader in security with 217,000 employees and sales of MSEK 66,014, by organic sales growth and acquisitions during the last 20 years. Securitas' strategy has been instrumental in developing and consolidating the security industry to become more focused and independent with clear market players delivering professional security. Through its substantial market position in many countries, Securitas has been, and is, a driving force in the industry. The key words in this development are professionalism, specialization and segmentation reflecting ever-growing and differentiated customer needs, thus creating new markets and specialized businesses with their own logic.

Securitas is leading the industry


1994
ASSA ABLOY
2006
SECURITAS SYSTEMS
2000
SECURITAS
Direct
2006
Loomis
2006

Securitas has been in the forefront of the security industry for many years. Following the increased specialization and customer segmentation, Securitas decided to dividend out Assa Abloy and Attendo to become independent companies. In 2006 the next strategic step is proposed through the dividend of three divisions, Securitas Systems, Securitas Direct and Cash Handling Services.

Motives

The overall motives behind the proposed transactions are to further enhance customer satisfaction, profit growth and business potential leading to increased shareholder value:

The security market

- Security needs of companies, institutions, authorities and households grow in step with increased costs of disruptions in a more complex, integrated and network dependent economy
- Demand on security services result in a higher degree of specialization. Companies and industries increasingly ask for adapted and customized solutions
- Deep knowledge of customer needs and capacity for creative security solutions in close partnership with customers are increasingly important competitive advantages

Securitas' development

- The divisions of Securitas have reached such a size, level of specialization of the customer offer, market position, customer segmentation and business development that the advantages of complete independence are greater than the advantages of Group integration
- The divisions of Securitas have sufficient maturity in management, administration, business control and development to be fully prepared to continue stand alone in line with their own more profiled business logic
- Securitas' culture of entrepreneurship gives the new companies competitive advantages in a market where innovation is a key to success.


The Securitas Group – sales growth, income before taxes and free cash flow
MSEK
MSEK
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
91
93
95
97
99
01
03
05
Sales
Income before taxes
Free chash flow

Annual average development 1991-2005: Total sales increased by 25 percent, income before taxes increased by 22 percent and free cash flow increased by 19 percent.


The Stock Exchange valuation of Securitas development
MSEK
MSEK
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
45
40
35
30
25
20
15
10
5
0
91
93
95
97
99
01
03
05
Market cap
OMXS, standardized market cap for Securitas 1991
EV/EBITA

Securitas' market capitalization has increased by an average of 26 percent annually since 1991.

The Process

The listing process

The intention is that the distribution of the divisions will take the form of a dividend of all shares in Loomis Cash Handling Services, Securitas Direct and Securitas Systems to Securitas' shareholders pursuant to Sweden's Lex Asea rules, whereby the dividend will have no immediate tax consequence for Securitas and its shareholders in Sweden. It is further intended that each share in Securitas shall entitle its holder to receive one share in each of the distributed companies and that A-shares and B-shares in Securitas shall entitle to A-shares and B-shares, respectively, in the distributed companies. A detailed Board proposal regarding the dividend is intended to be presented in late August 2006.

An Extraordinary General Meeting to vote on the proposal is planned to be held on September 25, 2006. Prospectuses for the distribution and listing of Loomis Cash Handling Services, Securitas Direct and Securitas Systems are planned to be issued in early September. The intention is that the new companies shall be listed on the O-list of the Stockholm Stock Exchange on September 29, 2006 (which will be replaced by OMX Nordic List on October 2, 2006).

Dividend policies and capital structures

Following listing, the four separate companies are expected to have dividend and capitalisation policies similar to what Securitas AB has today, which is based on a dividend level of 40-50 percent of the annual free cash flow and a debt level amounting to 4-5 times the annual free cash flow. For Securitas Systems and Loomis Cash Handling Services this is expected to imply a net debt relative to capital employed of approximately 40 percent. For Securitas Direct and the New Securitas, the corresponding ratios are expected to be approximately 0 (zero) percent and 50 percent, respectively.

Individual dividend policies and capital structures will be further specified during the preparations for the listing of the three new companies. Details will be presented in the prospectuses that are planned to be issued in the beginning of September.

Securitas AB intends to maintain its existing financing strategy and financing facilities with an active presence in the bank, bond and commercial paper markets also after the listing of the newly created companies. The newly created companies will be financed on a stand alone basis with new financing facilities.

The 2002 Incentive programme

The conversion prices of the four convertible debenture loans under Securitas' employee incentive program 2002 will be recalculated in order to reflect the contemplated distribution.

Further information

More details on the divisions will be published in connection with the first and second quarterly reports 2006. All information on the distribution and the listing process will be found on Securitas' website at www.securitasgroup.com/threenewcompanies.

The security market for guarding, alarm and cash handling


MSEK
Average growth, %
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
92
96
01
05
6–8%
8%
6%
8%
Guarding USA & Europe
Alarms incl. small and large alarm systems
Cash handling services
Total
Source: Securitas and Freedonia

The global security market is worth approximately MSEK 850,000, with North America and Europe accounting for MSEK 644,000 or around 75 percent. Over the long term, the industry is expected to grow by 6–8 percent annually. Securitas has approximately an 8 percent market share of the global security market and a total of approximately 10 percent of the markets in Europe and the USA.

Market development, Europe and USA

MSEK	Total market	Long-term growth	Securitas' market share
Security Services			
USA[1]	125,000	4–6%	17%
Europe	151,000	4–6%	17%
Securitas Systems	245,000	6–10%	2%
Direct	60,000	5–10%[2]	11%[3]
Cash Handling Services	63,000	5–10%	18%
Total	**644,000[4]**	**6–8%[4]**	**10%[4]**

[1] Including Canada and Mexico but excluding Consulting & Investigation.
[2] European market.
[3] European market share.
[4] Markets outside Europe and the USA are not included.

Source: Securitas and Freedonia

The security markets in Europe and the USA have historically grown by an average of 6–8 percent a year. Alarms and cash handling services are growing the fastest, at approximately 8 percent a year, while guarding services are growing by approximately 5 percent. The alarm market (Securitas Systems and Direct) is now larger than the guarding market.

A growing market and an increasingly specialized security industry

The global security market is growing by 6–8 percent per year, driven by society's increasing complexity and the resulting rise in the cost of disruptions and need for protection. Demand is growing quickly for differentiated and specialized services, and there is a clear segmentation of the market, a trend Securitas is leading. The USA and Europe account for approximately 75 percent of the total world market.

The global security market is very large and fragmented, with major differences in maturity between continents, countries and various segments. The total global market is estimated at SEK 850 billion with an annual growth rate of around 6–8 percent in the USA and Europe, which account for approximately 75 percent of the total market. In the rest of the world, growth is even faster. The market's limits are constantly being redefined, however, as security companies develop their offerings, customer needs change and new technology is developed.

Growing complexity

The main driver is society's growing complexity, which raises the demand for reliable, tailor-made security solutions. The increasing scalability, specialization and segmentation of functions with cross-border deliveries, where value-enhancing processes are dependent on just-in-time-deliveries, create greater risks and vulnerability. Disruptive events can have far-ranging consequences, with large values at stake. Security issues are therefore becoming a higher priority of companies, institutions and individuals, and decisions are being made higher up the command chain at the management and board level.

The available market is also growing due to the security industry's consolidation into larger companies focused on global growth in an increasingly specialized market. More customers are choosing to outsource their security needs at the same time that demand for specialized services with high-value content is growing. This professionalizes the market and gives security companies the incentive to refine their services and solutions. High-value content means higher prices and operating margins, at the same time that cost efficiencies increase for the individual customer.

A typical example of this trend is guarding. The "old" market for permanent guarding is growing by about 4 percent per year with a gross margin of approximately 15–18 percent. The "new" guarding market comprises specialized guarding – mobile services and combined contracts. Growth is twice as high, approximately 8 percent per year, with a significantly higher gross margin.


From multi-service providers to security specialists
Multi-service
Focus on Security
Consolidation
Specialization
Differentiation
Security
Staffing
Corrections
Rescue
Care
Locks
Maintenance
Health
Catering
Guards
Alarms
Cash handling
Corrections
Rescue
Care
Staffing
Guards
Alarm
Cash handling
Guards
Cash handling
Alarm
Size
Knowledge
Security solutions
- Large specialized
- Small specialized
Large systems
- Banks
- Retailers
- Integration
Direct
- Consumer alarms
- Local business alarms
Cash handling
- Transport
- Processing
- Management

Decades ago, security was often just one part of a multi-service company or conglomerate. Priorities were based on the overall requirements of these groups, and security was of secondary importance. Since then, an independent security industry has been created in which most of the main players are solely focused on security. Guarding and cash handling services have since become independent businesses, while both alarm companies and conglomerates are driving the alarm business.

From multi-service providers to security specialists

The industry previously had a highly fragmented structure dominated by multi-service providers and conglomerates and a large number of small local players. Since the mid-1980s Securitas has been a pioneer by focusing strictly on security. Management and the Board of Directors decided at the time that developing a skilled workforce and specialization was the way to generate profitable, income- and quality-driven growth. Four streamlined security players have gained a growing share of the market in the last 15 years, in the USA from approximately 30 percent to 45 percent and in Europe from 15 percent till 35 percent.

Professional services

Professional services require professional people. The industry's development is therefore dependent upon its ability to develop employees into professional security specialists. The key factors are recruitment of the right people, better training and the right wages. Today the security profession can no longer be viewed as a field dominated by temporary staff, high turnover and low wages. The greater competence exhibited by employees goes hand-in-hand with the increasing confidence customers have shown in the industry and what it can accomplish, which is expanding the market's potential.

Higher demand for quality and more specific security services is also driving the development of standards, laws, rules and norms. Though sometimes significantly different between countries, they essentially determine the qualifications for security companies, how to verify the background of employees and training requirements. These standards are continuously being developed, which is further raising the level of quality and professionalism in the industry.

Securitas has continued to drive the industry towards greater specialization and segmentation. This is why the Group has been organized in five divisions, each of which develops independently with differentiated customer needs and markets. Guarding services are combined with technological security systems and consulting, and needs are developing differently for small and large customers. In alarm systems, customer needs are being segmented by industry. The market for home security is growing rapidly with increasingly sophisticated technology. In the area of cash handling, there are two completely different markets in banking and retail, each requiring specific cash management solutions.

From size to knowledge

The future development of the security industry today seems fairly clear. The industry is dominated by a few, large internationally active security specialists that in certain segments face local and regional competition from niche players. Size is no longer the biggest competitive advantage. The decisive factor will be a critical mass of knowledge and the ability to create innovative solutions that provide greater benefits for customers in increasingly specialized segments.

Strategies and business model for profitable growth

Securitas' success is based on being a driving force in the development of the security industry. The strategic foundation is therefore to focus entirely on security using a learning organization that continuously develops specialized, value-enhancing services for a growing number of segmented markets.

Main strategy:

Focus on security for profitable growth

Providing the customer with the right service creates growth. Efficiency in the organization drives profitability. Focus among employees builds knowledge. Growth, profitability and knowledge create resources for further development of solutions for customers, while providing stimulation for employees and increasing value for shareholders.

The main strategy, and thus the foundation of Securitas' business model, is therefore to focus on security. This is achieved by constantly building our understanding and knowledge of various customer groups' needs and specialized requirements and by designing new services and solutions.

Our success is measured by customers based on their interactions with our employees. In financial terms, we want that success to lead to:

- Growth exceeding the market average
- Positive trend in the operating margin
- 20 percent return on capital employed in existing operations with an aim of reaching this objective within three years for acquired businesses.

The market is growing as society becomes more complex and demands new, reliable and tailor-made security solutions. By satisfying new and more complex needs, we open new markets, gain market shares and thereby grow faster than the underlying market. The ability of our organization to develop efficient, valuable services and solutions for customers determines how far we stay ahead.

Sub-strategies:

Specialization and customer segmentation

The main sub-strategy to utilize and boost the potential in underlying organic growth is to constantly refine our customer offering through increasingly specialized services. By raising value added, Securitas creates customized, competitive offerings that help buyers to realize it can be profitable to add specialized security services and to outsource their security work. In the process, demand is segmented and grows in volume. These refinements provide customers with greater value for the money they spend on security, while giving Securitas the opportunity to improve its pricing structure and increase margins.

Decentralized organization

As an important sub-strategy, Securitas is developing a decentralized organization with an emphasis on its more than 3,000 branches, where concrete value is created in day-to-day interactions with customers. The strong position of the branches is motivated by Securitas' decentralization philosophy. Customer benefit is best created by placing decision-making authority close to the customer and employees. Demanding customers have the right to deal with competent, independent and strong local managers. Branches are driven by qualified managers with the responsibility to develop and drive operations on the basis of their own profit and loss statements. This fosters entrepreneurship as part of the Securitas culture.

Shared culture, governance, controls and incentives

Securitas has a strong corporate culture that creates the shared values of responsibility, ownership and entrepreneurship. This culture is built in large part with the so-called Securitas Model, which serves as the basis for how all Group employees work and are organized in order to develop and create profitable growth. Every part of the model is applied by managers at every level, who thereby become the Group's central culture bearers. This has proven successful in all of the Group's operations and wherever Securitas works. Among the key elements in our culture are continuous performance measurement and follow-up and clearly designed incentive structures that make employees personally committed to Securitas' financial development.

Market leadership

One sub-strategy is to seek market leadership in attractive markets with good prospects for long-term profitability. In this case, Securitas plays the role of transformer in the market in terms of both the structure and quality of service development, professionalism and confidence. Market leadership requires size in order to influence the local society's laws, rules, norms and wages for employees in the security industry and, not least of all,


The entire organization supports the branches
CUSTOMERS
Branches/ local organization
Areas
Countries/ Regions
Divisions
650
895
375
1,200
440
100
145
175
120
76
13
19
13
9
11
Security Services USA
Security Services Europe
Securitas Systems
Direct
Cash Handling Services

In Securitas' organizational pyramid, the focus is on the branches and the role they play in creating value for customers. Their knowledge with customer needs and the market's development become tools for the Group's strategic development.



Demanding customers need to meet a competent and strong local management. Great emphasis is therefore placed on business and leadership training for local managers.

their professionalism in order to change opinions about what can be entrusted to a security company. Together with development of the service offering, this expands the market's potential.

Acquisitions

A large part of Securitas' growth is achieved through acquisitions, which are an effective tool to gain entry to new geographic markets and market segments and to quickly achieve market leading positions. Acquisitions are also a way to restructure and consolidate a fragmented industry into larger players with greater resources that can take active responsibility for continuous specialization and professionalization. This creates the possibility of an enhanced offering with greater value for customers.

After two decades with more than 60 acquisitions, Securitas has great experience using a well-established acquisition model that leads to quick integration and a positive outcome in terms of volume, margins and profitability.

Customers and branches in focus

The structure of branches differs between divisions depending on the customer and market structure. It can be geographical or based on various customer segments. The critical factor is that branch managers must be able to act quickly and independently in order to meet customer demands, while at the same time be able to utilize the entire Group's support and resources at other levels. Branches are organized in areas and countries, which in turn are combined into the five divisions.

Branches are the focus when Securitas expands. The first step when a new market opens up or an acquisition is implemented is to strengthen the local operations. This is done through a careful recruiting process and training for managers in topics such as marketing, sales, organizational development, leadership, compensation systems, legal affairs and, not least, financial control. The key elements are the Securitas Model and Six Fingers, the financial control model. Training is then based on various scheduled development programs, in combination with formal career planning. Personnel are recruited and trained systematically for professional positions. Salary structures should be attractive and reflect Securitas' philosophy to create incentives for employees to stay and develop in the profession.

The second step is to focus on existing business operations. When the local organization has gained strength and stability, it is time for step three. This entails further expansion by developing new services and customer segments. Specialized branches are created for various customer segments or areas. This increases organic growth and the organization's maturity. At that point it may be time for step four, to further expand through acquisitions.

The collective expertise of the branches in their markets and customer needs is the Group's tool for strategic development. This lies behind Securitas' continuous work with specialization, further development of services and segmentation of markets and customers.

The Group's divisional structure reflects the same basic idea about decentralized decision-making. The divisions have grown substantially with increasing independence. Today, they have virtually complete organizations that, under divisional management, comprise units for countries, regions, areas and branches. Divisional managements have professional staffs for accounting and finance, business development and risk management trained in international business environments.

How we consolidate our shared corporate culture

The glue that holds together Securitas' decentralized organization – an organization that continues to grow through specialization and segmentation – is a strong corporate culture. It is a culture distinguished by responsibility, ownership, entrepreneurship and what we call the Securitas Model.

All of Securitas' employees take responsibility for their customers and their businesses. This responsibility is made clear through systematic performance measurement and evaluation. Employees' ownership is tied to responsibility for both problems and successes in the business, but also to incentive programs that give them a personal stake in Securitas' financial development. Responsibility and ownership foster a large proportion of personal entrepreneurship, which is nurtured through extensive decentralization.

The Securitas Model and its components are the main tools to shape managers into leaders and culture bearers. It serves as a guide at all levels, so that work is done in the right order and in the right way. It has proven successful in all our operations and everywhere the Group operates. The model convey values and priorities with the help of clear and simple tools that create a shared language, approach and behaviors – basically, that shape Securitas' culture as an organization of profitable growth.

Tools for success

The model is based on Securitas' values: Integrity, Vigilance and Helpfulness. The second step is the application of the market matrix – the essential knowledge that every customer is different and requires an individual solution. The third step is the awareness that the value chain gives Securitas' employees the right tools for sales, organization and day-to-day interactions with the customer. The fourth step stresses the need for a flat and specialized organization, closeness to the customer and managers entrusted to make their own decisions in harmony with customers. The fifth step is financial control and use of Securitas' Six Fingers, a model that places emphasis on understanding of the key factors that influence results rather than the results themselves. The sixth step is risk management, a fundamental competence for the entire Group, which is incorporated into all of its decision-making processes. The seventh step focuses on the industry and the limits and opportunities that relationships with other players entail. The last two steps in the Securitas Model are of a more sweeping nature; it is important that the model is applied in the right order and step by step. Lastly, all work must reflect the realization that true success is created by people. With the right competence, individual employees can make a difference.

The Securitas Model



People make the difference

True success is created by people. This is why each and every individual plays a prominent role at Securitas. With the right competence, you don't have to make things complicated, but can work in a simple, flexible and responsive way. A manager at Securitas is a role model to his or her employees and is prepared to be there to help and explain whenever needed. This is how people grow and create value together.



Step by step

The tools take time and energy to implement. This must be done step by step. The first step is to build a simple and transparent organization. Here it is important to implement Six Fingers so that everyone can understand how the business develops. Step two is to focus on existing business operations, while the third step is when we enter new customer segments and new services. This results in increased organic growth and maturity in the organization. It is also an opportunity for acquisitions that can expand or complement operations. Acquisitions make it necessary to re-think the organization and structure once again. Which brings us back to step one.



The industry

The world in which we operate sets the boundaries for us. Consequently, we want to be a part of and take responsibility for the development of the security industry. By influencing and cooperating with customer organizations, trade organizations, unions, public authorities and police, we change the conditions for the industry and create opportunities for new services and markets. An important part of this development is to raise standards and wages within the industry in order to secure access to qualified and well-trained staff.





Our values

Our values – Integrity, Vigilance and Helpfulness – are the foundation that Securitas rests upon. This is why we are trusted with our customers' keys. Our unwavering focus is on security.



Market matrix

The market matrix helps us remember that all customers are different. There is no generic solution to suit everyone.



The value chain

The value chain provides the tools to provide the customer with a satisfying solution. It helps us to determine how we sell to various customer groups, how production is organized and how we cooperate with the customer on a day-to-day basis in order to ensure quality, precision and continuous adaptation to changing needs.



Organization

Securitas has a flat and specialized organization. This gives us a broad, strong base with many strong units. We are close to customers, and managers are authorized to make their own decisions and develop their operations. Short decision-making channels result in quick decisions. By adapting and refining services based on various customer needs, growth and profitability can be achieved.



Six Fingers – financial control

Securitas' financial control is counted on six fingers. A focus on sales of new contracts, development of the contract portfolio and total invoicing give us sales growth. Effective production planning helps us to improve our gross margin. And control of indirect and administrative expenses helps us to improve operating income through sales growth. Lastly, control of accounts receivable and other working capital provides a boost to cash flow.



Risk management

Business risk evaluation is included in all our decision making. This ensures that the risk we take at all times is balanced against the long-term benefit of a certain contract and that it complies with our business ethics. By following this systematic process, we ensure the quality of services to our customers.



> Our most important key ratios can be measured at all levels of the company. This means that everyone speaks the same language when results are analyzed. Thus the quality of our financial reporting also improves.
>
> Håkan Winberg
> *Executive Vice President and Chief Financial Officer*

Six Fingers – financial controls ensure correct and timely action

To guide employees and the organization towards its stated objectives, the Group has an established financial framework and financial reporting that continuously measures results from the more than 3,000 branches up to the consolidated Group. The financial reporting makes it possible to follow on a monthly basis a number of simple financial ratios that are understood by every employee. The Six Fingers model leads to timely and correct actions for better results.

Four cornerstones form a solid platform and serve as the framework for financial reporting:

- **Securitas Financial Policies and Guidelines**, is the Board of Directors' policy document built around three central themes: transparent and coherent reporting internally and externally, proactive risk management and continuous improvement in financial oversight and control.
- **Securitas Reporting Manual**, provides all managers and financial professionals with detailed instructions and definitions for financial reporting.
- **Securitas Financial Model – Six Fingers** outlines the guidelines for the divisions' financial focus and the delegation of responsibilities between different levels of the organization in terms of financial key ratios including cash flow and capital employed.
- **The Controller** has a key role, acting with integrity and professionalism on his or her own and teamed with others, to inspire high ethical standards, competence and dedication as well as to continuously strive for accurate, transparent, relevant and timely financial information.

To create a simple reporting method for timely and accurate follow-up, Securitas has used a financial model since the late 1980s called Six Fingers. It serves as the basis for internal follow-up and was developed for the security services operations and later modified and adapted to the divisional structure. In 2005, Six Fingers was further developed to reflect the ongoing specialization and differentiation of the divisions and the introduction of IFRS.

Six Fingers focuses on key factors that impact profit, not on the profit trend itself. These factors are clearly linked to operations and are used from branch offices upward. They are grouped into categories: volume-related factors, efficiency-related factors and capital usage related factors. For managers, this provides a better understanding of the reasons behind current earnings and better precision in decisions to quickly take action to improve them. The model is also used to analyze acquisition targets.

Our most important key ratios can be measured at all levels of the company. This means that everyone speaks the same language when results are analyzed. Thus the quality of our financial reporting also improves.

Six Fingers – Volume-related factors

To sell, to retain and to increase revenue are based on the establishment of long-term customer relationships. Guarding services, alarm monitoring, systems maintenance and cash handling services are often purchased on an annual or multi-year basis. The first three key factors therefore relate to the development of the customer contract portfolio:

New sales of customer contracts that are added to the portfolio when the work begins.

Net change in the portfolio of customer contracts, which includes new sales plus any increases in sales in existing contracts, less terminated customer contracts and reductions in sales in existing contracts. Price changes are monitored separately and added to the net change to arrive at the closing balance of the overall portfolio at the end of the period..

Total sales, include contract-based sales as well as temporary assignments.

Specification of contract portfolio (example)

	Value	% change in op. portfolio
Opening balance	**100**	
+ New starts	15	
+ Increases	5	
– Terminations	12	
– Reductions	4	
Net change	**4**	**+4**
Price change	**3**	**+3**
Closing balance	**107**	**+7**

Six Fingers – Efficiency-related factors

Efficiency-related factors provide managers with instruments to monitor service efficiency and costs. The fourth and fifth key factors in Six Fingers are:

Gross margin defined as total sales less direct expenses in relation to total sales.

Indirect expenses focus on the organizational structure and include administration, that is, expenses for branch, area and regional/country offices. Gross income less indirect expenses equals operating income before amortization. When this is expressed as a percentage of total sales, it indicates the Group's operating margin, which in Securitas' financial model is shown before amortization.

Six Fingers – Capital usage related factors

Accounts receivable is the sixth key factor.

Days of sales outstanding (DSO), payment terms and effective claim processing routines are decisive in determining how much capital is tied up in accounts receivable. These factors are continuously monitored at all levels in the organization. Although Securitas' operations essentially are not capital intensive, there are differences between the divisions. Security Services has the lowest capital requirements and Cash Handling Services has the highest. For every division, accounts receivable tie up significant amounts of capital at the same time that they serve as a measure of the quality of operations. Old receivables are often a sign that other problems may exist in operations.

Six Fingers – Securitas' Financial Key Ratios

	The Group key ratios used externally	Key ratios per division: Security Services	Securitas Systems	Direct	Cash Handling Services
Volume related factors			Offers made, installation Offers outstanding, installation Order bookings Order backlog	No. of new installations Delta growth in installations made No. of monitored alarms	No. of new ATM's and SafePoints No. of serviced ATM's and SafePoints
		New sales of customer contracts	New sales of service contracts		New sales of customer contracts
		Customer retention			
		Net changes in portfolio of customer contracts	Net changes in portfolio of customer contracts	Net changes in portfolio of customer contracts	Net changes in portfolio of customer contracts
	Organic sales growth	Organic sales growth	Organic sales growth	Organic sales growth	Organic sales growth
	Total sales	Total sales	Total sales	Total sales	Total sales
Efficiency related factors		Employee turnover		Cost per taken order	Cash handling losses
		Gross margin	Gross margin	Gross margin	Gross margin
		Indirect expenses	Indirect expenses	Indirect expenses	Indirect expenses
	Operating margin	Operating margin	Operating margin	Operating margin	Operating margin
	Income before taxes				
Capital usage related factors		Days of sales outstanding (DSO)	Days of sales outstanding (DSO)	Days of sales outstanding (DSO)	Days of sales outstanding (DSO)
	Operating capital employed in % of total sales	Operating capital employed as % of total sales	Operating capital employed as % of total sales	Operating capital employed as % of total sales	Operating capital employed as % of total sales
	Free cash flow	Cash flow from operating activities as % of operating income before amortization	Cash flow from operating activities as % of operating income before amortization	Cash flow from operating activities as % of operating income before amortization	Cash flow from operating activities as % of operating income before amortization
				Payback time	
	Return on capital employed	Return on capital employed	Return on capital employed	Return on capital employed	Return on capital employed
	Interest coverage ratio				
	Free cash flow in relation to net debt				
	Earnings per share				

The table provides an overview of how the model for internal reporting, Six Fingers, is linked to the external key ratios in the diagrams on page 24–25.


Financial objectives and financial performance
Organic sales growth
%
12
9
6
3
0
-3
Objective
01 02 03 04 05
Organic sales growth
Operating margin
%
8
6
4
2
0
01 02 03 04 05
Operating margin
Income before taxes
BSEK
4
3
2
1
0
01 02 03 04 05
Income before taxes, Swedish GAAP
Income before taxes, IFRS

The organic sales growth objective is 6-8 percent over an economic cycle. In the last five years, organic sales growth has averaged 4 percent a year. The lower growth rate is mainly due to U.S. operations, which rebounded in 2005.

The objective is an increase in the operating margin of 0.2 percentage points a year. In 2005, the operating margin decreased by 0.2 percentage points, mainly due to the divestiture of the German cash handling operations.

The income objective was adjusted downward in 2005 due to the introduction of IFRS. The objective is an increase in income before taxes of 10–15 percent a year. The increase in 2005 was 8 percent. The difference is mainly due to the divestiture of the German cash handling operations.

External key financial ratios and Six Fingers

The key factors in Six Fingers are clearly linked to the Group's external key ratios, *see figure on page 25.*

The volume-related factors – new sales, net change in customer contract portfolio and total sales – together equate with total sales and *organic sales growth.*

Acquisitions are not reported as organic sales growth during the first year after acquisition. Organic sales growth is also adjusted for divestitures and changes in exchange rates to reflect real change.

The efficiency-related factors – gross income and indirect expenses – define operating income before amortization and *operating margin.*

Operating income less amortization of acquisition related intangible fixed assets, acquisition related restructuring costs and financial items as well as the revaluation of financial instruments and share in income of associated companies gives the Group's income before taxes.

Capital usage related factors: In terms of capital employed, *operating capital employed as a percentage of total sales* is monitored all the way up to the Group level. Capital employed is defined as operating capital employed plus goodwill, acquisition related intangible fixed assets and shares in associated companies. Return on capital employed is defined as operating income before amortization divided by capital employed excluding shares in associated companies. Interest coverage ratio is a measure of the Group's ability to pay interest. It indicates how many times operating income before amortization covers interest expenses. As a measure of indebtedness, Securitas in 2005 switched from following net debt equity ratio, measured as the Group's interest bearing net debt divided by shareholders' equity, to instead follow *free cash flow in relation to net debt.*

A clear financial model for a better understanding of results

Securitas' financial control model is basically simple. It focuses on transparency and the interconnection between revenue and expense in the statement of income, equity in the balance sheet and generation of cash flow to attain as much free cash flow and value for shareholders as possible.

Statement of income

The statement of income is functionally divided and therefore reflects the organization. As a result, responsibility for each profit level is clear and managers with operational responsibility can concentrate on the factors they can affect. Gross margin and operating margin are the key ratios in operational follow-ups at the division and Group level. Amortization of acquisition-related intangible fixed assets, financial items and taxes are followed up separately.

Statement of cash flow

In principle, operating income should generate an equal cash flow from operating activities. However, the cash flow is affected by investments in fixed assets used in


Return on capital employed (ROCE)
%
25
20
15
10
5
0
Objective
01
02
03
04
05
■ Return on capital employed (ROCE)

The objective is a long-term ROCE of at least 20 percent. The ROCE was 16 percent in 2005. The difference is due to the fact that acquired operations normally have a lower return in the years following acquisition, that certain operations did not have satisfactory profitability (the German cash handling operations) and that the effect of higher end rates for USD and EUR than the average rate for the year.


Free cash flow as a percentage of net debt
%
50
40
30
20
10
0
01
02
03
04
05
■ Free cash flow as a percentage of net debt

The objective for free cash flow as a percentage of net debt is 20 percent. In 2005, it was 22 percent.


Free cash flow as a percentage of adjusted income
%
150
120
90
60
30
0
Objective
01
02
03
04
05
■ Free cash flow as a percentage of adjusted income

The objective for free cash flow is 75–80 percent of adjusted income. In 2005, free cash flow was 94 percent of adjusted income.

the operations and changes in working capital. Free cash flow is cash flow from operating activities less net financial items paid and current taxes paid. When items related to acquisitions and shareholders' equity are deducted from free cash flow, the result is cash flow for the year. The consolidation of net debt in foreign currency usually generates a translation difference that is reported separately. Cash flow for the year plus the change in loans and translation differences equals change in net debt.

Balance sheet

Securitas uses the terms capital employed and financing of capital employed to describe its balance sheet and financial position. Capital employed consists of operating capital employed plus goodwill, acquisition related intangible fixed assets and shares in associated companies. Operating capital employed, which consists of operating fixed assets and working capital, is followed up continuously at an operating level to avoid unnecessary tied-up capital. Capital employed is financed by net debt and shareholders' equity.

Securitas' financial model – the relation between Income, Cash flow and Balance sheet


Income
Total sales
Organic sales growth, %
Production expenses
Gross income
Gross margin, %
Branch office expenses
Other selling and administrative expenses
Operating income before amortization
Operating margin, %
Cash Flow
Operating income before amortization
Investments in fixed assets
Reversal of depreciation
Net investments in fixed assets
Change in accounts receivable
Changes in other operating capital employed
Cash flow from operating activities
Net financial items paid
Current taxes paid
Free cash flow
Balance Sheet
Operating fixed assets
Accounts receivable
Other operating capital employed
Operating capital employed
Acquisitions
Shareholders
Amortization of net debt

The diagram shows the connection between the Statement of income, Statement of cash flow and the Balance sheet. Different colors are used for the sake of clarity.
Operating items   Net debt related items   Goodwill, taxes and non-operating items   Items related to shareholders' equity

Risk management – a responsibility for everyone

Managing risks on behalf of customers and Securitas is the core of our business. Operational risks are managed through a decentralized approach according to a four-step model. A structured process of delegating responsibility for risk management stretches from branch managers upward in the organization to Group Management and the Board of Directors.

Background

Securitas is exposed to various types of risks in the day-to-day running of its business. These risks fall into two main categories, operational risks and financial risks. Both can affect the financial performance and position of the Group if not managed in a structured way. Operational risks are associated with running the operations and providing services to customers, for example, when services do not meet the required standards and result in property damages or losses or bodily injury. Financial risks arise because the Group has external financing needs and operates in a number of foreign currencies.

To allow the divisions, countries and regions to fully focus on their operations, financial risk management is centralized as far as possible to the Group Treasury Centre. For a further description of the management of financial risks, refer to Note 5 page on 85 in the Group's notes and comments.

Organization

As they arise in the local business operations, operational risks must be managed with a decentralized approach. Customer contract management and loss prevention are essential activities in this regard. Every branch manager in Securitas has to evaluate and understand the risks associated with providing services. The Group's divisional Presidents are responsible for all aspects of operations in their respective divisions, including operational risk management and risk control. Claims settlement is a Group responsibility, as is the purchase of certain strategic insurance programs.

Risk responsibilities

Activities	Branch/area	Country/ division	Group
Risk evaluation	■	■	■
Contract management	■	■	
Loss prevention	■	■	
Claims settlement		■	■
Insurance purchase			■

At the Group level, there is a risk committee consisting of members of Group Management who set risk management policies for the entire Group. The Group's risk manager and the risk managers in the divisions report to this committee. Furthermore, the Security Services USA, Security Services Europe and Cash Handling Services divisions have their own risk committees, which meet regularly.

Management of operational risks

Preventing losses from occurring, thereby protecting customers and employees, is the most important objective of the operational risk management. In order to evaluate the operational risks in new and existing businesses, Securitas uses a business risk evaluation model. This model focuses on certain important dimensions of the assignment and the relationship to the customer and is described below. Should a loss occur and Securitas is deemed to be fully or partially responsible, insurance solutions are used to minimize the financial impact of any customer or third party claims.

The business risk evaluation model

Assignment

This is the first stage of the process. The key points are the size of the project, its duration and whether it involves a new or existing service. Specific training and supervision requirements are also considered.

Risk

The type of customer under consideration is of importance in terms of the level of risk of the operations and the financial status. High-risk customers and large loss potential have to be identified and insurance cover for the risk involved established. Customer credit worthiness also has to be assessed.

Contract

A fair distribution of responsibilities and risks between Securitas and the customer is essential in every contract. Standardized contracts are the norm. Reasonable caps on potential liability claims and indemnification for third party claims are critical components of the customer contract.

Profitability

This stage involves careful calculation of the profitability of the business. Managers have to assess the amount of investment involved and whether there is any off-balance sheet exposure. Payment terms also have to be considered, and a judgment made as to whether the assignment generates sufficient profit in relation to the risks; see the Business Risk Evaluation Model on page 27.

Risk business plans

Each division annually submits a risk business plan in connection with the budget process, which is built from the bottom up. The business plan sets out the main focus and priorities in operational risk management within the division for the coming year. In addition, at least one Business Risk Evaluation Seminar is held each year for all the divisions with participants from the divisions, country or region and from the Group. The objective is to increase the awareness and understanding of the risks assumed in the operations by reviewing various contracts or processes.

Insurance

Securitas has decided to transfer certain operational risks to the insurance market through central Group insurance programs. The main programs are General Liability Insurance, which covers claims for property damage and bodily injury, Workers Compensation Insurance in the USA, which covers work-related claims, and Cash Handling Insurance, which covers losses in Cash Handling Services. By purchasing Group insurance programs centrally, Securitas gains economies of scale in the pricing of the programs and can more easily access specialized international insurance markets.

The transfer of risk to the insurance market is done in a three step process, where first of all the local operations retain a predetermined part of all losses through a local deductible. In the next step, reinsurance companies are used to retain a predetermined and capped risk in the Group above the level of the local deductible. The total level of risk retained in the Group, locally in the operations and in reinsurance companies depends on the estimated risk exposure and the pricing of external reinsurance. Normally it makes financial sense to retain a certain portion of the risk in the Group, as there is a certain level of loss that normally occurs. To insure these losses externally would usually cost more than the value of the losses.

As a third step, the risk above the predetermined level is reinsured to appropriate limits in the external insurance market. By using reinsurance companies, Securitas gains some independence from the insurance markets and can minimize the impact of short-term fluctuations in price and capacity in these markets.

Losses and cost of risk

The cost of risk consists of external insurance premiums plus the self-retained part of losses. The Group Insurance Center in Dublin is responsible for centrally purchasing the Group's insurance programs and ensuring competitive premiums and terms.

The operating units are responsible for keeping losses to a minimum in terms of number and size. As a principle, the cost of risk, and the consequence of good or poor management of the risk cost, is driven down to the branch level. Losses and the cost of risk are reported and monitored on a monthly basis for each unit as part of the financial reporting.

Key ratios for monitoring risks

Losses				
Number of losses	X	Average loss	=	Total cost of losses
Cost of risk				
Insurance premiums	+	Cost of retained losses	=	Cost of risk

The business risk evaluation model


1. Assignment
■ Customer
■ Job to be done
■ New or existing service
■ Requirements
2. Risk
■ Customer risk category
■ Customer financial status
■ Insurance cover
■ Regulations
3. Contract
■ Standard or non-standard contract
■ Liability cap
■ Consequential losses
■ Customer indemnification for third-party claims
4. Profitability
■ Profitability
■ Investments
■ Payment terms
■ Off-balance sheet exposures

2001–2005: strengthened market leadership

During the past five years, Securitas has established itself as a market leading guarding company and a major player in the U.S. cash handling market. Furthermore, the Group has implemented an organization consisting of five specialized divisions and considerably strengthened its market position for Securitas Systems and Cash Handling Services.

2001 New steps for Cash Handling Services

The divisionalization of Securitas was completed and began showing results. Greater focus contributed to high organic sales growth of 7 percent.

Further, Securitas established itself in the U.S. cash handling industry through the acquisition of Loomis, Fargo & Co. Meanwhile, Cash Handling Services in Europe entered into agreements with HSBC and Barclays to take over the banks' cash management in the United Kingdom. The first step towards market leadership in the non-guarding business areas was taken. During 2001 we also experienced the tragic events of September 11 in the USA, which for Securitas resulted in temporarily higher sales volumes.

2002 Refined services drive organic growth

After several years of acquisitions, the focus of the Group turned to organic growth and concept refinement. Securitas had one of the best years ever, with organic sales growth of 8 percent and an operating margin reaching 6.8 percent.

In the aftermath of September 11, 2001 the company experienced a temporary increase in demand for its services, which along with the introduction of the euro boosted operating income in 2002.

One exception to the internal focus was the acquisition of VNV in the Netherlands, which made Securitas one of the market leaders in a country with an attractive market for Security Services in Europe.

2003 A challenging year for Security Services USA and Cash Handling Services in Europe

2003 was a challenging year for Securitas due to the general slowdown in the world economy, a weak U.S. dollar development and the effect of discontinued business from the U.S. airport security operations that were federalized in late 2002. We also had significant operational disruptions in the Cash Handling Services business. However, it was also the year in which the integration process in the Security Services USA division was completed with the consolidation of all brands under the Securitas name. In addition, the final step in the divisionalization of the Cash Handling Services business was taken with the appointment of a joint management for U.S. and European operations.

2004 New acquisitions strengthen Securitas Systems and Cash Handling Services

Developments in 2004 confirmed that Securitas was back to positive organic sales and margin growth after the challenging year of 2003. Strong development was seen in Security Services Europe, Securitas Systems, Direct and Cash Handling Services, while Security Services USA stabilized its sales despite continued strong price pressure. Securitas Systems established its presence in the United Kingdom and Ireland through the acquisition of Bell and strengthened its market position in France by acquiring Eurotelis. Cash Handling Services acquired Valiance and became a leading player in the French cash handling market.

2005 Stability and positive trends in Security Services USA

With a stronger local organization and the resulting improvement in customer rentention, Security Services USA again reported positive organic growth and a stable margin development. A clearer organization, a single brand and more efficient methodologies were among the most important results of the extensive structural work in the U.S. guarding operations. Security Services Europe introduced a new customer-segmented organization to place greater focus on service development and new customer segments. Changes in the European airport security business temporarily placed pressure on the division's margins. Securitas Systems reported strong development in its U.S. operations and completed two acquisitions in the USA. Direct began an expansion in France and Benelux.

	Swedish GAAP			IFRS	
MSEK	2001	2002	2003	2004	2005
INCOME					
Total sales	**60,363.6**	**65,685.3**	**58,850.3**	**59,686.6**	**66,013.6**
of which acquired business	12,364.1	4,104.5	964.0	1,519.0	2,074.3
Organic sales growth, %	***7***	***8***	***–3***	***3***	***5***
Operating income before amortization	**3,854.5**	**4,458.4**	**3,732.0**	**4,026.4**	**4,293.6**
Operating margin, %	***6.4***	***6.8***	***6.3***	***6.7***	***6.5***
Amortization of goodwill	–1,089.8	–1,164.5	–1,137.0	–	–
Amortization of acquisition related intangible fixed assets	–	–	–	–99.6	–122.5
Acquisition related restructuring costs	–	–	–	–26.5	–35.1
Financial income and expenses excluding revaluation of financial instruments	–892.2	–782.3	–596.8	–516.6	–523.1
Revaluation of financial instruments	–	–	–	–	36.2
Share in income of associated companies	29.4	–	–	–	11.8
Income before taxes	**1,901.9**	**2,511.6**	**1,998.2**	**3,383.7**	**3,660.9**
Taxes	–718.3	–997.0	–754.1	–855.2	–948.3
Minority share in net income	–0.9	–28.8	–1.8	–	–
Net income for the year	**1,182.7**	**1,485.8**	**1,242.3**	**2,528.5**	**2,712.6**
Average number of shares after dilution	365,123,348	376,689,957	382,416,866	382,408,810	378,712,105
Earnings per share after taxes, after dilution attributable to equity holders of the Parent Company (SEK)	**3.27**	**4.14**	**3.45**	**6.79**	**7.31**
CASH FLOW					
Operating income before amortization	**3,854.5**	**4,458.4**	**3,732.0**	**4,026.4**	**4,293.6**
Investments in fixed assets	–1,764.3	–1,746.1	–1,718.6	–1,969.9	–2,220.4
Reversal of depreciation	1,377.2	1,493.5	1,564.1	1,613.0	1,948.6
Changes in other operating capital employed[1]	–164.0	982.4	–650.3	–39.5	50.6
Cash flow from operating activities	**3,303.4**	**5,188.2**	**2,927.2**	**3,630.0**	**4,072.4**
as % of operating income before amortization	***86***	***116***	***78***	***90***	***95***
Financial income and expenses paid	–774.6	–794.6	–615.0	–518.4	–485.2
Current taxes paid	–575.5	–678.2	–510.9	–581.5	–926.1
Free cash flow	**1,953.3**	**3,715.4**	**1,801.3**	**2,530.1**	**2,661.1**
as % of adjusted income	***80***	***122***	***73***	***93***	***94***
Acquisitions, including cash payments from restructuring reserves	–3,001.5	–1,709.7	–1,307.8	–2,362.3	–1,213.2
Cash flow from financing activities	–121.1	29.5	1,572.3	–1,495.3	–1,192.6
Cash flow for the year	**–1,169.3**	**2,035.2**	**2,065.8**	**–1,327.5**	**255.3**
Interest-bearing net debt at beginning of year adjusted for new principle	–12,418.8	–12,582.6	–9,886.8	–10,686.8	–10,636.9
Change in loans	2,452.7	–414.0	–2,095.5	765.2	97.4
Revaluation of financial instruments	–	–	–	–	51.8
Translation differences on interest-bearing net debt	–1,447.2	1,074.6	834.0	616.0	–1,712.4
Interest-bearing net debt at year-end	**–12,582.6**	**–9,886.8**	**–9,082.5**	**–10,633.1**	**–11,944.8**
CAPITAL EMPLOYED AND FINANCING					
Fixed assets excluding acquisition related items	9,088.9	8,401.0	8,047.6	7,964.2	8,398.1
Accounts receivable	7,656.5	6,759.5	6,736.0	8,828.0	10,362.5
Other operating capital employed	–10,891.3	–10,269.6	–9,262.2	–10,051.3	–10,578.5
Operating capital employed	**5,854.1**	**4,890.9**	**5,521.4**	**6,740.9**	**8,182.1**
as % of total sales	***9***	***7***	***9***	***11***	***12***
Shares in associated companies	42.4	–	–	–	178.6
Goodwill	**18,639.9**	**16,672.2**	**14,777.8**	**15,301.9**	**17,792.4**
Acquisition related intangible fixed assets	**–**	**–**	**–**	**433.2**	**638.5**
Capital employed	**24,536.4**	**21,563.1**	**20,299.2**	**22,476.0**	**26,791.6**
Return on capital employed, %	***16***	***21***	***18***	***18***	***16***
Net debt	**12,582.6**	**9,886.8**	**9,082.5**	**10,633.1**	**11,944.8**
Net debt equity ratio, multiple	***1.05***	***0.85***	***0.81***	***0.90***	***0.80***
Interest coverage ratio, multiple	***3.7***	***5.3***	***5.3***	***6.5***	***6.0***
Minority interests	17.5	13.2	15.6	–	–
Shareholders' equity	**11,936.3**	**11,663.1**	**11,201.1**	**11,842.9**	**14,846.8**
Return on equity, %	***10***	***11***	***9***	***17***	***17***
Equity ratio, %	***31***	***31***	***30***	***30***	***32***
Financing of capital employed	**24,536.4**	**21,563.1**	**20,299.2**	**22,476.0**	**26,791.6**

[1] Including changes in accounts receivable.

Operating items are labeled in green.
For definitions and calculations of key ratios refer to note 2.

Income 2005

MSEK	IFRS Q1 2005	IFRS Q2 2005	IFRS Q3 2005	IFRS Q4 2005
Sales, continuing operations	14,556.4	15,565.4	16,389.6	17,427.9
Sales, acquired business	638.9	668.1	484.7	282.6
Total Sales	**15,195.3**	**16,233.5**	**16,874.3**	**17,710.5**
Organic sales growth, %	*4*	*5*	*5*	*5*
Production expenses	–11,852.6	–12,646.6	–13,173.5	–13,647.4
Gross income	**3,342.7**	**3,586.9**	**3,700.8**	**4,063.1**
Selling and administrative expenses	–2,405.3	–2,555.0	–2,566.5	–2,873.1
Operating income before amortization	**937.4**	**1,031.9**	**1,134.3**	**1,190.0**
Operating margin, %	*6.2*	*6.4*	*6.7*	*6.7*
Amortization of acquisition related intangible fixed assets	–30.0	–30.9	–31.3	–30.3
Acquisition related restructuring costs	–4.1	–18.5	–7.2	–5.3
Operating income after amortization	**903.3**	**982.5**	**1,095.8**	**1,154.4**
Financial income and expense	–122.3	–139.8	–129.9	–131.1
Revaluation of financial instruments	36.7	–7.3	11.9	–5.1
Share in income of associated companies	–	11.3	0.2	0.3
Income before taxes	**817.7**	**846.7**	**978.0**	**1,018.5**
Net margin, %	*5.4*	*5.2*	*5.8*	*5.8*
Current taxes	–194.4	–211.9	–204.9	–323.0
Deferred taxes	–17.8	–6.9	–48.4	59.0
Net income for the period	**605.5**	**627.9**	**724.7**	**754.5**
Whereof attributable to:				
Equity holders of the Parent Company	605.3	627.4	724.0	754.4
Minority interests	0.2	0.5	0.7	0.1
Earnings per share after taxes, before dilution (SEK)	1.66	1.72	1.98	2.07
Earnings per share after taxes, after dilution (SEK)	1.63	1.69	1.95	2.04

Cash flow 2005

MSEK	IFRS Q1 2005	IFRS Q2 2005	IFRS Q3 2005	IFRS Q4 2005
Operating activities				
Operating income before amortization	937.4	1,031.9	1,134.3	1,190.0
Investment in fixed assets	–467.3	–632.3	–508.4	–612.4
Reversal of depreciation	469.8	484.5	491.0	503.3
Change in accounts receivable	–1.3	–154.2	–197.3	–90.6
Changes in other operating capital employed	–488.5	–39.3	205.9	815.9
Cash flow from operating activities	**450.1**	**690.6**	**1,125.5**	**1,806.2**
Cash flow from operating activities, %	*48*	*67*	*99*	*152*
Financial income and expenses paid	–72.4	–156.2	–105.2	–151.4
Current taxes paid	–112.1	–260.3	–247.7	–306.0
Free cash flow	**265.6**	**274.1**	**772.6**	**1,348.8**
Free cash flow, %	*43*	*40*	*97*	*183*
Free cash flow net debt ratio	*0.24*	*0.15*	*0.18*	*0.22*
Cash flow from investing activities, acquisitions	–785.3	56.9	–4.4	–480.4
Cash flow from financing activities	435.1	–1,229.0	–721.7	323.0
Cash flow for the period	**–84.6**	**–898.0**	**46.5**	**1,191.4**

Capital employed and financing 2005

MSEK	IFRS March 31, 2005	IFRS June 30, 2005	IFRS September 30, 2005	IFRS December 31, 2005
Operating capital employed	**7,656.6**	**8,490.1**	**8,386.9**	**8,182.1**
Operating capital employed as % of sales	*12*	*13*	*13*	*12*
Return on operating capital employed, %	*57*	*55*	*56*	*58*
Goodwill	16,406.9	17,590.0	17,478.2	17,792.4
Acquisition related intangible fixed assets	583.1	589.4	553.0	638.5
Shares in associated companies	–	178.5	177.4	178.6
Capital employed	**24,646.6**	**26,848.0**	**26,595.5**	**26,791.6**
Return on capital employed, %	*17*	*16*	*16*	*16*
Net debt	**–11,708.8**	**–13,560.5**	**–12,612.1**	**–11,944.8**
Shareholders' equity	**12,937.8**	**13,287.5**	**13,983.4**	**14,846.8**
Net debt equity ratio/multiple	*0.91*	*1.02*	*0.90*	*0.80*

Income 2004

MSEK	IFRS Q1 2004	IFRS Q2 2004	IFRS Q3 2004	IFRS Q4 2004
Sales, continuing operations	14,195.9	14,535.3	14,856.5	14,579.9
Sales, acquired business	257.0	294.3	325.6	642.1
Total Sales	**14,452.9**	**14,829.6**	**15,182.1**	**15,222.0**
Organic sales growth, %	*2*	*2*	*4*	*3*
Production expenses	–11,241.3	–11,461.1	–11,691.1	–11,620.2
Gross income	**3,211.6**	**3,368.5**	**3,491.0**	**3,601.8**
Selling and administrative expenses	–2,326.7	–2,413.7	–2,420.1	–2,486.0
Operating income before amortization	**884.9**	**954.8**	**1,070.9**	**1,115.8**
Operating margin, %	*6.1*	*6.4*	*7.1*	*7.3*
Amortization of acquisition related intangible fixed assets	–23.6	–24.1	–26.0	–25.9
Acquisition related restructuring costs	–3.6	0.6	–1.4	–22.1
Operating income after amortization	**857.7**	**931.3**	**1,043.5**	**1,067.8**
Financial income and expense	–134.2	–127.4	–132.2	–122.8
Revaluation of financial instruments	–	–	–	–
Share in income of associated companies	–	–	–	–
Income before taxes	**723.5**	**803.9**	**911.3**	**945.0**
Net margin, %	*5.0*	*5.4*	*6.0*	*6.2*
Current taxes	–158.3	–171.3	–229.9	–235.5
Deferred taxes	–14.4	–29.1	–4.8	–11.9
Net income for the period	**550.8**	**603.5**	**676.6**	**697.6**
Whereof attributable to:				
Equity holders of the Parent Company	550.7	603.3	676.5	697.3
Minority interests	0.1	0.2	0.1	0.3
Earnings per share after taxes, before dilution (SEK)	1.51	1.65	1.85	1.91
Earnings per share after taxes, after dilution (SEK)	1.49	1.62	1.81	1.87

Cash flow 2004

MSEK	IFRS Q1 2004	IFRS Q2 2004	IFRS Q3 2004	IFRS Q4 2004
Operating activities				
Operating income before amortization	884.9	954.8	1,070.9	1,115.8
Investment in fixed assets	–418.2	–445.5	–395.9	–710.3
Reversal of depreciation	382.2	391.0	405.9	433.9
Change in accounts receivable	–76.0	96.7	–186.9	–318.9
Changes in other operating capital employed	–624.6	233.0	–37.8	875.0
Cash flow from operating activities	**148.3**	**1,230.0**	**856.2**	**1,395.5**
Cash flow from operating activities, %	*17*	*129*	*80*	*125*
Financial income and expenses paid	–84.7	–107.0	–199.2	–127.5
Current taxes paid	–50.5	–136.5	–144.9	–249.6
Free cash flow	**13.1**	**986.5**	**512.1**	**1,018.4**
Free cash flow, %	*2*	*150*	*72*	*134*
Free cash flow net debt ratio	*0.14*	*0.19*	*0.21*	*0.24*
Cash flow from investing activities, acquisitions	–124.7	–1,735.3	–17.4	–484.9
Cash flow from financing activities	–277.1	–742.7	467.6	–943.1
Cash flow for the period	**–388.7**	**–1,491.5**	**962.3**	**–409.6**

Capital employed and financing 2004

MSEK	IFRS March 31, 2004	IFRS June 30, 2004	IFRS September 30, 2004	IFRS December 31, 2004
Operating capital employed	**7,092.9**	**6,883.5**	**7,032.8**	**6,740.9**
Operating capital employed as % of sales	*12*	*11*	*12*	*11*
Return on operating capital employed, %	*55*	*57*	*59*	*61*
Goodwill	15,245.5	16,456.5	16,176.2	15,301.9
Acquisition related intangible fixed assets	294.6	500.8	472.0	433.2
Shares in associated companies	–	–	–	–
Capital employed	**22,633.0**	**23,840.8**	**23,681.0**	**22,476.0**
Return on capital employed, %	*16*	*16*	*17*	*18*
Net debt	**–11,053.5**	**–12,493.2**	**–11,838.9**	**–10,633.1**
Shareholders' equity	**11,579.5**	**11,347.6**	**11,842.1**	**11,842.9**
Net debt equity ratio/multiple	*0.95*	*1.10*	*1.00*	*0.90*

Earnings per share and free cash flow per share
Earnings per share after full taxes have increased by an average of 26 percent in the last five years.


SEK
SEK
10.50
8.75
7.00
5.25
3.50
1.75
0.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
01 02 03 04 05
Earnings per share after full taxes, fully diluted basis
Free cash flow per share, fully diluted basis

Dividend per share
Dividend per share after full taxes have increased by an average of 25 percent in the last five years.


SEK
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
01 02 03 04 05
Dividend per share

Share price performance


SEK
96 97 98 99 00 01 02 03 04 05
Source: SIX
Securitas B
OMXS30
OMX Stockholm_PI
Number of traded shares thousands (incl off exchange trades)

Continued high liquidity in the share

The Securitas share has been listed on the Stockholm Stock Exchange since 1991. The share is included in the Stockholm Stock Exchange indexes OMXS and OMXS30. Securitas' weight in the OMXS index was 1.31 (1.47) percent and in the OMXS30 index 1.87 (2.06) percent as of year-end 2005. During the year a total of 599 million (539) Securitas shares were traded on the Stockholm Stock Exchange, corresponding to a value of MSEK 72,093 (60,781). The turnover rate during the year was 169 percent (170), against a turnover rate of 135 percent (149) for the entire A-list of the Stockholm Stock Exchange. Market capitalization at year-end 2005 was MSEK 48,188 (41,617).

The share capital amounted to SEK 365,058,897 as of December 31, 2005, divided among an equal number of shares, each with a par value of SEK 1.00. Of these shares, 17,142,600 are Series A-shares and 347,916,297 Series B-shares. Each Series A-share carries ten votes and each Series B-share one vote.

Share price performance

The market price of the Securitas share rose by 15.8 percent in 2005, while the OMXS index gained 32.6 percent and the OMXS30 index rose by 29.4 percent. The lowest price paid for a Securitas share in 2005 was SEK 106.50 and the highest was SEK 137.

Dividend and dividend policy

The Board of Directors proposes a dividend of SEK 3.50 (3.00) per share. With a free cash flow averaging 75-80 percent of adjusted income and a balanced growth strategy comprising both organic and acquisition-driven growth, Securitas should be able to sustain a dividend level of 40-50 percent of the annual free cash flow.

Shareholder structure

As of December 31, 2005 Securitas had 31,396 shareholders (29,524), an increase of 6.3 percent since 2004. The principal shareholders are Investment AB Latour, which together with Förvaltnings AB Wasatomet and Säkl AB hold 11.0 percent (11.9) of the capital and 29.7 percent (30.3) of the votes, and Melker Schörling AB, which holds 4.2 percent (4.2) of the capital and 10.7 percent (10.7) of the votes. At year-end, institutional investors accounted for more than 90 percent of total share capital. Investors outside Sweden accounted for 44 percent (47) of the capital and 31 percent (33) of the votes.

Data per share[1]

SEK/share	2005	2004	2003	2002	2001
Earnings after current taxes, after dilution[2]	7.34	4.19	3.66	5.14	3.73
Earnings after current taxes, after dilution[2, 7]	7.31	4.01	3.45	4.14	3.27
Dividend	3.50[3]	3.00	2.00	2.00	1.50
Dividend as % of earnings per share after taxes	48[4]	75	58	48	46
Dividend as % of free cash flow	48[4]	43	41	20	28
Yield, %	2.6[4]	2.6	2.1	1.9	0.8
Free cash flow per share[5]	7.28	6.93	4.94	10.26	5.45
Share price at end of period	132.00	114.00	97.00	104.00	199.00
Highest share price	137.00	123.00	116.00	216.50	199.00
Lowest share price	106.50	86.00	69.50	104.00	130.00
Average share price[6]	121	101.74	93.20	166.94	184.51
P/E ratio[7]	18	28	28	25	61
Number of shares outstanding (000s)	365,058	365,059	365,059	363,056	361,081
Average number of shares outstanding, after dilution (000s)	378,712	382,409	382,417	376,690	365,123
Number of shares outstanding, after dilution (000s)	375,015	382,409	382,409	382,473	365,123

[1] After dilution. Data per share adjusted for 4:1 split in 1998 and 3:1 split in 1996.
[2] *Adjusted for interest and tax effects attributable to convertible debenture loan; see Note 29.*
[3] Proposed dividend.
[4] For 2005, calculated using proposed dividend.
[5] Before dilution.
[6] *Source: Bloomberg.*
[7] IFRS.

Definitions

Yield: Dividend relative to share price at the end of each year. For 2005, the proposed dividend is used.
Free cash flow per share: Free cash flow in relation to the number of shares outstanding before dilution.
P/E ratio (price/earnings): The share price at the end of each year relative to earnings per share after taxes.
EBITA multiple: The company's market capitalization and liabilities relative to operating income before amortization, net financial items and taxes.
Turnover rate: Turnover during the year relative to the average market capitalization during the same period.
Market capitalization: The number of shares outstanding times the market price of the share price at year-end.
Enterprise value: Market capitalization + net debt.

Market capitalization & Enterprise Value


MSEK
90
80
70
60
50
40
30
20
10
0
96 97 98 99 00 01 02 03 04 05
Source: Stockholm Stock Exchange
Market Cap
EV

P/E ratio

Securitas' P/E ratio was 18 percent at year-end 2005.


TIMES
80
70
60
50
40
30
20
10
0
96 97 98 99 00 01 02 03 04 05
Source: Securitas and SME Direkt
P/E
Securitas

EBITA/Enterprice Value

Securitas' market capitalization at year-end 2005 was fourteen times operating income before amortization of goodwill.


TIMES
60
50
40
30
20
10
0
96 97 98 99 00 01 02 03 04 05
EBITA/Enterprise Value

Ten largest shareholders as of December 31, 2005

Shareholder	A-shares	B-shares	% of capital	% of votes
Säkl AB	8,642,600	4,000,000	3.5	17.4
Investment AB Latour	4,000,000	21,500,000	7.0	11.8
Melker Schörling AB	4,500,000	10,363,100	4.1	10.7
JP Morgan Chase Bank	0	28,843,845	7.9	5.6
State Street Bank and Trust	0	15,625,037	4.3	3.0
Credit Agricole Indosuez	0	9,835,357	2.7	1.9
Alecta	0	8,510,000	2.3	1.6
Fourth Nat'l Pension Fund	0	7,747,459	2.1	1.5
AMF Pensionsförsäkrings AB	0	7,534,200	2.1	1.5
Morgan Stanley	0	6,383,790	1.8	1.2
Total ten largest shareholders	**17,142,600**	**120,342,788**	**37.8**	**56.2**

Source: VPC (the Swedish Central Securities Depository) and changes known to Securitas.

Shareholder structure as of December 31, 2005

Number of shares	Number of shareholders	Number of A-shares	Number of B-shares	% of capital	% of votes
1-500	21,312	0	3,736,984	1.02	0.72
501–1,000	4,722	0	3,974,620	1.09	0.77
1,001–5,000	3,977	0	9,157,792	2.51	1.76
5,001–10,000	483	0	3,605,648	0.99	0.69
10,001–15,000	155	0	1,977,574	0.54	0.38
15,001–20,000	132	0	2,383,177	0.65	0.46
20,001–	615	17,142,600	323,080,502	93.2	95.22
Total	**31,396**	**17,142,600**	**347,916,297**	**100**	**100**

Source: VPC (the Swedish Central Securities Depository) and changes known to Securitas

Ownership by country


Holdings December 31, 2005
Sweden, 56 %
USA, 14 %
United Kingdom, 13 %
Other, 17 %


Holdings December 31, 2004
Sweden, 53 %
USA, 9 %
United Kingdom, 20 %
Other, 18 %

Source: VPC

Development of share capital

Year	Transaction	No. of shares	SEK
1987	Opening capital	200,000	20,000,000
1989	Non-cash issue	285,714	28,571,400
1989	New issue	342, 856	34,285,600
1989	Split 50:1	17,142,800	34,285,600
1989	Stock dividend	17,142,800	85,714,000
1992	Rights issue	22,142,800	110,714,000
1993	Conversion	23,633,450	118,167,250
1994	Non-cash issue (Spain)	24,116,450	120,582,250
1996	Split 3:1[1]	72,349,350	120,582,250
1996	Rights issue[1]	72,349,350	144,698,700
1996	Conversion	72,697,739	145,395,478
1997	Conversion	73,206,315	146,412,630
1998	Conversion	73,439,693	146,879,386

Year	Transaction	No. of shares	SEK
1998	Rights issue[2]	73,439,693	293,758,772
1998	Split 4:1[2]	293,758,772	293,758,772
1998	New issue Raab Karcher	308,114,828	308,114,828
1998	New issue Proteg	325,104,472	325,104,472
1998	Conversion	325,121,812	325,121,812
1999	Conversion	327,926,707	327,926,707
1999	New issue Pinkerton	355,926,707	355,926,707
1999	Conversion	356,318,317	356,318,317
2001	Conversion[3]	361,081,321	361,081,321
2002	Conversion	363,055,906	363,055,906
2003	Conversion[4]	365,058,897	365,058,897
2004	n/a	365,058,897	365,058,897
2005	n/a	365,058,897	365,058,897

[1] A 3:1 split was effected in 1996, as was a stock dividend, changing the par value of the share from SEK 5 to SEK 2..

[2] A 4:1 split was effected in 1998, as was a stock dividend, changing the par value of the share from SEK 2 to SEK 1.

[3] 148,200 refers to interim shares registered with the Swedish Patent and Registration Office on January 11, 2002.

[4] The 1998/2003 convertible debenture loan has been converted per March 31, 2003 except for MSEK 5 that was not converted. The total number of shares after dilution of all outstanding convertible debenture loans is 375,015,400.



Report of the Board of Directors

36 Financial overview
42 Security Services USA
48 Security Services Europe
54 Securitas Systems
60 Direct
66 Cash Handling Services

Financial reports

74 Consolidated financial statements
79 Notes and comments to the consolidated financial statements
110 Parent Company financial statements
114 Notes and comments to the Parent Company financial statements
119 Audit report

Knut Óistein Haug, Service Technician for Securitas Systems in Norway, is installing a security system in a Cubus clothing store in the Sandvika shopping center outside Oslo. Cubus is owned by the Varner Group, Norway's largest clothing chain and one of Securitas' key retail-chain customers in the Nordic region. The Group has 990 stores in nine countries and includes the well-known Dressman and Carlings clothing chains.


SECURITAS

The Board of Directors and the President of Securitas AB (publ.), corporate registration number 556302-7241, with its registered office in Stockholm, hereby submit the annual report and consolidated financial statements for the 2005 financial year.

Securitas provides security solutions comprising guard services, alarm systems and cash handling services. The Group has approximately 217,000 employees and operates in more than 20 countries in Europe and in North America.

Financial overview

Securitas' consolidated financial statements are from January 1, 2005 prepared in accordance with International Financial Reporting Standards as endorsed by the European Union. The transition to IAS/IFRS has been accounted for by an adjustment of the opening balance for shareholders' equity as per January 1, 2004. Comparative figures for 2004 have been restated. Financial information regarding previous years are reported according to Swedish GAAP. IAS 39 Financial Instruments: Recognition and Measurement has been adopted as per January 1, 2005. The transition to IAS 39 has been accounted for by an adjustment of the opening balance for shareholders' equity as per January 1, 2005. For further information, refer to Note 37.

Sales and income

Sales amounted to MSEK 66,014 (59,687). Organic sales growth improved to 5 percent (3).

Sales January–December

MSEK	2005	2004	%
Total sales	**66,014**	**59,687**	**11**
Acquisitions/Divestitures	-2,074	-266	
Currency change from 2004	-1,719	-	
Organic sales	**62,221**	**59,421**	**5**

Operating income before amortization increased 4 percent to MSEK 4,294 (4,026), adjusted for changes in exchange rates. This includes the capital loss of MSEK –151 on the sale of the German cash handling operations. The operating margin was 6.5 percent (6.7). Excluding the same capital loss and adjusted for changes in exchange rates operating income before amortization increased 7 percent to MSEK 4,445 and the operating margin was 6.7 percent.

Acquisition related restructuring costs mainly related to the acquisitions of Eurotelis in France, ESES in Spain and Hamilton in the USA, amounted to MSEK –35 (–26). Revaluation of financial instruments amounted to MSEK 36 (n/a).

Income before taxes increased 5 percent to MSEK 3,661 (3,384), adjusted for changes in exchange rates. This includes the capital loss of MSEK –151 on the sale of the German cash handling operations. Excluding the same capital loss and adjusted for changes in exchange rates income before taxes increased 10 percent to MSEK 3,812.

Income January–December

MSEK	2005	2004	%
Income before tax	**3,661**	**3,384**	**8**
Currency change from 2004	-100	-	
Income	**3,561**	**3,384**	**5**

The Group's tax rate was 25.9 percent (25.3). The net income increased 7 percent to MSEK 2,713 (2,529).

Earnings per share after taxes, after dilution increased 8 percent to SEK 7.31 (6.79).

Condensed Statement of Income according to Securitas' financial model

MSEK	2005	2004
Total sales	**66,013.6**	**59,686.6**
Organic sales growth, %	*5*	*3*
Production expenses	-51,320.1	-46,013.7
Gross income	**14,693.5**	**13,672.9**
Selling and administrative expenses	-10,399.9	-9,646.5
Operating income before amortization	**4,293.6**	**4,026.4**
Operating margin, %	*6.5*	*6.7*
Amortization of acquisition related intangible fixed assets	-122.5	-99.6
Acquisition related restructuring costs	-35.1	-26.5
Operating income after amortization	**4,136.0**	**3,900.3**
Financial income and expenses excluding revaluation of financial instruments	-523.1	-516.6
Revaluation of financial instruments	36.2	-
Share of income in associated companies	11.8	-
Income before taxes	**3,660.9**	**3,383.7**
Taxes	-948.3	-855.2
Net income for the year	**2,712.6**	**2,528.5**

Securitas' financial model is described on pages 22–25. Operating items. Net debt related items. Goodwill, taxes and non-operating items. Items related to shareholder's equity.

Cash Flow

Operating income before amortization amounted to MSEK 4,294 (4,026), including the MSEK –151 capital loss related to the sale of Cash Handling Services in Germany.

Net investments in fixed assets after depreciation amounted to MSEK –272 (–357).

Changes in accounts receivable amounted to MSEK –444 (–485) and changes in other operating capital employed amounted to MSEK 494 (446).

Cash flow from operating activities amounted to MSEK 4,072 (3,630), equivalent to 95 percent (90) of operating income before amortization.

Free cash flow was MSEK 2,661 (2,530), equivalent to 94 percent (93) of adjusted income.

Condensed Statement of Cash Flow according to Securitas' financial model

MSEK	2005	2004
Operating income before amortization	**4,293.6**	**4,026.4**
Investments in fixed assets	-2,220.4	-1,969.9
Reversal of depreciation	1,948.6	1,613.0
Net investments in fixed assets	**-271.8**	**-356.9**
Change in accounts receivable	-443.4	-485.1
Change in other operating capital employed	494.0	445.6
Cash flow from operating activities	**4,072.4**	**3,630.0**
Financial income and expenses paid	-485.2	-518.4
Current taxes paid	-926.1	-581.5
Free cash flow	**2,661.1**	**2,530.1**

Securitas' financial model is described on pages 22–25. Operating items. Net debt related items. Goodwill, taxes and non-operating items.

Capital employed and financing

The Group's operating capital employed was MSEK 8,182 (6,741) corresponding to 12 percent (11) of sales adjusted for full year sales of acquired units.

Acquisitions and divestitures have decreased operating capital employed by MSEK –39 during 2005.

Acquisitions and divestitures increased consolidated goodwill by MSEK 525. Adjusted for positive translation differences of MSEK 1,965, total goodwill for the Group amounted to MSEK 17,792 (15,302).

The annual impairment test of all Cash Generating Units which is required under IFRS took place during the third quarter 2005 in conjunction with the business plan process for 2006. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Unit level). This level, which is consistent with the level that Securitas monitors performance, is per country in a division (segment).

An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Value in use is measured as expected future discounted cash flows. The calculation of value in use necessitates that a number of assumptions and estimates are made. The main assumptions concern the organic sales growth, the development of the operating margin and the necessary operating capital employed requirement as well as the relevant Weighted Average Cost of Capital (WACC) rate used to discount future cash flows. None of the Cash Generating Units tested for impairment had a carrying amount that exceeded the recoverable amount. Thus no impairment losses have been recognized in 2005.

Acquisitions increased acquisition related intangible fixed assets by MSEK 259 during 2005. After amortization of MSEK –123 and positive translation differences of MSEK 70, acquisition related intangible fixed assets amounted to MSEK 639 (433).

The Group's total capital employed was MSEK 26,792 (22,476). The translation of foreign capital employed to Swedish kronor increased the Group's capital employed by MSEK 3,108 after considering net investment hedging and MSEK 3,653 before net investment hedging of MSEK –545.

The return on capital employed was 16 percent (18).

The Group's net debt amounted to MSEK 11,945 (10,633). Acquisitions, divestitures and acquisition related payments during 2005 increased the Group's net debt by MSEK 1,213, of which purchase price payments accounted for MSEK 938, assumed net debt for MSEK –33, acquisition related restructuring costs paid for MSEK 35, payments from restructuring provisions for MSEK 3 and a payment of tax provided as part of the Burns acquisition for MSEK 270. The Group's net debt increased by MSEK 1,712 during 2005 due to the translation of net debt in foreign currency to Swedish kronor.

The interest cover ratio amounted to 6.0 (6.5), and the free cash flow to net debt ratio amounted to 0.22 (0.24).

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK 78 (95).

Dividend to shareholders of MSEK 1,095 (730) was paid in April 2005.

Shareholders' equity amounted to MSEK 14,847 (11,843). The translation of foreign assets and liabilities to Swedish kronor increased shareholders' equity by MSEK 1,396 after considering net investment hedging of MSEK –545 and MSEK 1,941 before net investment hedging.

The total number of outstanding shares amounted to 365,058,897 as of December 31, 2005. The average number of shares after full conversion of all outstanding convertible debenture loans is 375,015,400 for the fourth quarter and 378,712,105 for the full year 2005.

Condensed Balance Sheet according to Securitas' financial model

MSEK	2005	2004
Operating capital employed	8,182.1	6,740.9
Goodwill	17,792.4	15,301.9
Acquisition related intangible fixed assets	638.5	433.2
Shares in associated companies	178.6	–
Total capital employed	**26,791.6**	**22,476.0**
Net debt	11,944.8	10,633.1
Shareholders' equity	14,846.8	11,842.9
Total financing	**26,791.6**	**22,476.0**

Securitas' financial model is described on pages 22–25. Operating items. Net debt related items. Goodwill, taxes and non-operating items. Items related to shareholder's equity.

Acquisitions and divestments

Under IFRS 3 the financial reporting requirements of the acquisition process has been adapted mainly when it comes to the purchase price allocation that requires potentially more intangible assets (mainly customer contract portfolios) to be recognized before the residual is allocated to goodwill. The valuation of the customer contract portfolio is based on the Multiple Excess Earnings Method (MEEM) which is a valuation model based on discounted cash flow projections for the customer contract portfolios. The value of the intangible asset is amortized over the expected life of the asset. A deferred tax liability is calculated at the local tax rate on the difference between the book value and tax value of the intangible asset. The deferred tax liability is amortized over the same period as the intangible asset. Provisions for restructuring included in the purchase price allocation and thus in the determination of goodwill are not allowed under IFRS 3, unless they are recognized in the seller's balance sheet. Acquisition calculations are finalized by the latest one year after the acquisition is made. For additional information, refer to Note 37.

BDM, Switzerland

In January 2005 Securitas acquired BDM with activities in systems installations and monitoring in the Geneva region. The company, which is a high quality systems provider with a strong position on video surveillance, had at the time of the acquisition annual forecasted sales at the prevailing exchange rate of MCHF 4.2 (MSEK 24). The acquisition is included in the Securitas Group as from January 1, 2005 with an enterprise value of MCHF 3.8 (MSEK 23). The acquisition will significantly strengthen the installation and alarm monitoring capabilities of Securitas' operations in Switzerland.

Alert Services Holding, Belgium

In April 2001 Securitas Direct signed an agreement with Belgacom S.A. to combine their respective small alarms operations in the Benelux and France. The transaction was completed in three steps. As a first step, Securitas contributed its Belgian alarm operations and received a 5 percent minority interest in Alert Services Holding S.A. (ASH). As a second step in 2002, Securitas transferred its French small alarms operations to ASH and received in return additional ASH shares which resulted in a 72 percent majority shareholding in the company. These two steps did not include any exchange of cash. ASH was consolidated in the Securitas Group as from March 1, 2002.

On January 14, 2005 Securitas announced that Belgacom has exercised its option to sell its remaining shares in ASH for MEUR 50 (MSEK 452). Through this third step, Securitas acquired the remaining 28 percent of the shares in ASH. This completed the Belgacom transaction that has strengthened Securitas small alarm position in the Belgian and Dutch markets. ASH is now a wholly owned subsidiary of Securitas with sales of approximately MEUR 23 (MSEK 207) and with 91,000 alarm connections in the Benelux area.

ESES, Spain

In February, Securitas Systems in Spain acquired the operations of ESES (Empresa de Servicios Especializados de Seguridad S.A.) with nationwide installation and servicing of security systems in Spain. The company had at the time of the acquisition annual forecasted sales at the prevailing exchange rate of MEUR 8 (MSEK 73) in 2005. The operations have 130 employees and the enterprise value of the acquisition is MEUR 3.0 (MSEK 27). The service and monitoring contract portfolio accounts for 25 percent of total sales. Acquisition related restructuring costs has amounted to MEUR –1.7 (MSEK -16) for ESES as per December 31, 2005.

After the acquisition Securitas Systems in Spain will have annual sales of MEUR 74 (MSEK 672) and 700 employees in 30 branches throughout Spain.

The acquisition allows Securitas Systems to increase its presence in different market segments and thus broaden the offer of specialized products and services to its customers.

Wornall Electronics Inc., USA

In April 2005, Securitas Systems in the USA acquired Wornall Electronics Inc., the market leader in Kansas City. Wornall installs and services security systems in the Kansas City and New Jersey markets. The company had at the time of the acquisition annual forecasted sales at the prevailing exchange rate of MUSD 5 (MSEK 35) in 2005 and 27 employees. The enterprise value of the acquisitions amounts to MUSD 1 (MSEK 7).

Acquisitions/divestitures January – December 2005 (MSEK)

MSEK	Company	Division[1]	Included/excluded from	Annual sales[2]	Purchase price[3]	Enterprise value[4]	Goodwill[5]	Acq. related intangible fixed assets
Opening balance							**15,302**	**433**
	BDM, Switzerland	Security Services Europe	Jan 1	24	43	23	22	3
	Alert Services Holding, Belgium	Security Services Europe	n/a	–	452	452	342	140
	ESES, Spain	Securitas Systems	Feb 16	73	27	27	3	6
	Wornall Electronics Inc., USA	Securitas Systems	Apr 1	35	1	7	11	–
	Bell, UK[6]	Securitas Systems	n/a	–	–	–	63	–
	Hamilton Pacific, USA	Securitas Systems	Oct 7	366	281	279	240	10
	AIPAA, Argentina	Security Services Europe	Nov 1	52	17	15	–	12
	Black Star, Spain	Security Services Europe	Dec 15	462	236	229	87	76
	Total acquisitions			**n/a**	**1,057**	**1,032**	**768**	**247**
	CHS, Eastern Europe	Cash Handling Services	Apr 29	–177	–77	–89	–9	–
	CHS, Germany	Cash Handling Services	Nov 28	–590	–28	–20	–96	–26
	Total divestitures			**n/a**	**–105**	**–109**	**–105**	**–26**
	Other acquisitions and divestitures[7]		n/a	–411	–14	–18	–138	38
Total acquisitions/divestitures January – December 2005				**n/a**	**938**	**905**	**525**	**259**
Amortization of acq. related intangible fixed assets							–	–123
Translation differences							1,965	70
Closing balance							**17,792**	**639**

[1] Refers to division with main responsibility for the acquisition.
[2] Estimated annual sales at the time of the acquisition/divestiture in SEK at the exchange rate at the time of the acquisition.
[3] Price paid to the seller.
[4] Purchase price plus acquired net debt.
[5] Total increase in consolidated goodwill.
[6] Bell, share options exercised and fair value adjustment, Bell Tech, Australia.
[7] Securiconsult, Switzerland, Franceval – Sofigem, France, TCV Image & Control, Spain, Irmas BV, the Netherlands, PSI Beveiliging, the Netherlands, purchase of contracts in Security Services USA and Security Services Europe, adjustment of Burns goodwill and the divestment of Globe.

This acquisition allows Securitas Systems to establish a strong local market presence in Kansas City and New Jersey. The New Jersey operation has the capacity to service the metro New York City market. These two operations will give Securitas Systems access to new markets and increase the footprint to further support the national customer market segment in the USA.

Bell, UK

A fair value adjustment regarding Bell Tech Australia, which is treated as an asset held for sale and not consolidated, has increased goodwill for the remaining operations of Bell with MSEK 62. Bell Tech Australia has been treated as an asset held for sale from the time of the acquisition of Bell and it has been the management's intention to dispose of Bell Tech Australia since this time. Bell Tech Australia is carried at fair value less costs to sell and is valued at MSEK 0. Share options in Bell UK exercised during 2005 has increased goodwill with a further MSEK 1, bringing the total increase in goodwill to MSEK 63. These are the final adjustments to the Bell acquisition calculation.

Hamilton Pacific, USA

On October 7, Securitas Systems in the USA acquired Hamilton Pacific L.P., Pasadena, CA. Hamilton Pacific is one of the leading providers of security solutions to banks and financial institutions in the USA. It has a leading position in California with 15 additional locations throughout the USA serving up to 22 states. Hamilton Pacific is providing electronic security systems, bank security equipment, vaults and ATMs to many of the major financial institutions. The company had at the time of the acquisition annual forecasted sales at the prevailing exchange rate of MUSD 46 (MSEK 366) with an employee base of 225 people. The company is profitable and has contributed positively to the result before tax of the Securitas Group in 2005.

The enterprise value of the acquisition is MUSD 35 (MSEK 279), goodwill from the acquisition is MUSD 30 (MSEK 240) and acquisition related restructuring costs are estimated to MUSD 1 (MSEK 8).

The acquisition establishes Securitas Systems in the USA not only as a provider of security solutions for large and medium sized financial offices like headquarters and regional offices, but also as a provider of security solutions and services for their branch networks throughout major parts of the USA. This acquisition thereby becomes an important part in the Securitas Systems' U.S. strategy to specialize operations. This is comparable to the situation in Europe where Securitas Systems is the leading provider to the financial sector in some of the larger countries as well as in the Nordic region. After the acquisition Securitas Systems will have sales of MUSD 110 (MSEK 847) in the USA.

AIPAA, Argentina

In November 2005 Securitas acquired AIPAA in Argentina. The company is a high quality provider of guard services in the Buenos Aires region and had at the time of the acquisition annual forecasted sales at the prevailing exchange rate of MARS 22 (MSEK 52) and 1,000 employees. The enterprise value of the acquisition is MARS 6 (MSEK 15).

After the acquisition Securitas has annual sales of MARS 108 (MSEK 281) and 3,700 employees in Argentina.

Black Star, Spain

In December 2005 Securitas acquired Black Star in Spain, which is the leading private security company in the Andalucía region. With the acquisition, Securitas is strengthening its position in the provinces of Andalucía, as well as in Madrid, Barcelona and Murcia.

The company had at the time of the acquisition annual forecasted sales at the prevailing exchange rate of MEUR 49 (MSEK 462) in 2005 with approximately 2,000 employees. The enterprise value of the acquisition is MEUR 24 (MSEK 229) and will be included in Securitas from December 15, 2005.

After the acquisition Securitas in Spain will have sales of MEUR 440 (MSEK 4,150) within the guarding operation. Total sales for all Securitas activities in Spain will be MEUR 760 (MSEK 7,170) with more than 20,000 employees.

Divestment of Cash Handling Services in Eastern Europe

Securitas has divested its cash handling services operations in Poland, Hungary and the Czech Republic to Brinks Inc., representing annual sales of MSEK 177. The disposal has impacted the net debt positively by MSEK 89. The operating income in the divested units has had no material impact on Group operating income. The divestment is done in order to enhance the focus on the U.S. and Western Europe cash handling services business.

Securitas remains active in the guarding business in Poland, Hungary and the Czech Republic, which represents annual sales of MSEK 340. The capital loss from the divestment amounts to MSEK –10.

Divestment of Cash Handling Services in Germany

In November 2005, Securitas divested its German cash handling operation to the German company Heros. Securitas main activity in Germany, which is not affected by the agreement, is security services and security systems with total sales 2005 of MEUR 430 (MSEK 4,100).

Securitas entered the German cash handling market through the acquisition of Protectas in 1992. The German cash handling operation has total sales of MEUR 62 (MSEK 590) and has never reached sufficient size or profitability.

After the divestment Securitas Cash Handling Services has total annual sales of MSEK 11,000 and activities in 10 countries in Europe and in USA.

The transaction resulted in a net capital loss of MEUR –16 (MSEK –151). This excludes the operating loss for Cash Handling Services activities in Germany which was MEUR –6 (MSEK –60) in 2005.

Divestment of remaining Globe activities in the USA

In December 2005 Securitas divested its airport security operations in the USA, representing annual sales of MUSD 55 (MSEK 426). Globe was divested in order to exit a non-core business within Security Services USA that has been slowed by the federalization of pre-board passenger screening and prohibitive cost structures. The operating income from U.S. airport security operations has had no material impact on Group operating income.

Other significant events

Securitas protected by US SAFETY Act

On December 8, 2005 Securitas Security Services USA received from the U.S. Department of Homeland Security the highest level of protection afforded by the SAFETY Act. The SAFETY Act (Support Anti-terrorism by Fostering Effective Technologies Act) provides a system of risk and liability management benefits to providers of anti-terrorism products and services. Among other benefits, this protection provides Securitas Security Services USA with third-party liability immunity from claims arising from acts of terrorism within the United States. This protection also extends to Security Services USA's subcontractors, and, more importantly, to its clients, thereby giving clients of Securitas SAFETY Act protection from third-party liability.

Update on the events of September 11, 2001

A detailed account of the developments surrounding the events of September 11, 2001 has been presented in press releases and interim and annual reports for 2001 to 2004. For the most recent published background information, refer to Note 36, Contingent Liabilities on page 100.

In addition to the insurance coverage maintained by Globe on September 11, other insurance coverage may be available to Globe for the events of September 11 through utilization of the Securitas Group's insurance. The insurer (If) which provided the Group insurance on September 11 denied coverage in respect of any potential liability arising out of the events of that day. Securitas commenced an arbitration proceeding in Sweden in order to confirm its right to extended coverage with respect to the events of September 11, 2001 under the Group's general liability policy. A final arbitration award was issued during 2004 in this proceeding confirming that coverage under this policy does extend to the events of September 11, 2001. The insurer filed a challenge to this award contending that the award should be partially set aside for reasons of procedural irregularities.

In November 2005, the Swedish Court of Appeal issued its decision with respect to If's challenge of the arbitral award. In its decision, the court confirmed that the event of September 11 was covered under the relevant policy but also ruled that under certain circumstances the insurer could be given the right to mitigate the limits of the policy. Both Securitas and the insurer have appealed this decision to the Swedish Supreme Court

Even if the insurance coverage finally would be mitigated in some aspect, it does not entail any financial risk for Securitas as Securitas' liability according to U.S. law is limited to its final insurance coverage.

There have been no other material developments in the matter on the events of September 11, 2001 subsequent to the published Annual Report for 2004.

Repurchase of incentive program

In 2002, Securitas AB introduced a global employee incentive program with a maturity of five years directed to essentially all employees in the Securitas Group. The program was based on convertible debentures issued by Securitas AB totalling MEUR 443.5 corresponding to 17,349,913 new B-shares. The Annual General meeting on April 7, 2005 approved the proposal from the Board of Directors of Securitas AB to offer the participating employees an opportunity to divest their investment prior to maturity at a price equal to the market value.

The Swedish Stock Market Panel resolved that a repurchase of the incentive program in accordance with the Board's proposal was not in contradiction to good market practice, if approved by the general meeting of shareholders.

As per the end of the offer period participants representing approximately 43 percent of the convertibles had accepted the offer. After the repurchase of the employee participations Securitas has as per June 30, 2005 redeemed the convertible debentures in the same proportion thereby reducing the convertible debenture loans by MEUR 189. This has lead to a reduction in the number of outstanding shares after full conversion by 7,393,410 which corresponds to 2 percent. This is estimated to lead to a decreased dilution in earnings per share after taxes and dilution by close to 1 percent on a full year basis.

The repurchase of the employee participations and the redemption of the convertible debentures have not lead to any significant net costs for Securitas. A proportionate amount, 43 percent corresponding to MSEK 10.7, of the unamortized set up costs incurred when setting up the incentive program in 2002 has been released in the finance net. This cost would normally have been amortized over the duration of the incentive program. At the same time and when accounting for the acquisition of the employee participations in the Luxembourg company (Securitas Employee Convertible 2002 Holding S.A.), holding the convertible debentures, a negative goodwill arises. The negative goodwill is the difference between the acquisition price and the book value of the equity in the Luxembourg company. In accordance with the accounting principles under IAS/IFRS this negative goodwill is released to the income statement under Share of profit in associated companies with a positive amount of MSEK 11.3.

New syndicated loan facility

On June 17, Securitas signed a five year loan agreement (Multi Currency Revolving Credit Facility) of MUSD 1,100 with a syndicate of banks. The facility replaced the existing MUSD 800 syndicated facility maturing December 2008. It will be used for general corporate purposes.

Events after the reporting date

The Board of Securitas AB on February 9, 2006 proposed that Securitas transform three of its divisions into independent, spe-

cialized security companies: Loomis Cash Handling Services AB (currently Cash Handling Services, to be renamed), Securitas Direct AB and Securitas Systems AB. The three new companies will, subject to a decision by an Extraordinary General Meeting proposed for September 25, 2006, be distributed to the shareholders by way of a tax free dividend and listed on the O-list of the Stockholm Stock Exchange immediately thereafter.

The Group's development

The development 2005 confirms Securitas' position as a world leader in Security through stable conditions in all of the Group's divisions. Security Services USA has returned to a positive organic sales growth and good margin development. Security Services Europe has implemented a new customer adapted organization and stabilized the temporary decline in the segment Transport and aviation. Securitas Systems and Direct show stable organic sales growth and margin development. Cash Handling Services has had a somewhat slower organic sales growth compared to 2004, but after the divestment of the German operations, the operating income has improved with 14 percent. All together, this development creates confidence for 2006.

Parent Company operations

The Parent Company of the Group, Securitas AB, conducts no operations. Securitas AB contains Group Management and support functions.

The Parent Company's income amounted to MSEK 480 (502) and mainly refers to administrative contributions and other revenues from subsidiaries. The income after financial items amounted to MSEK 4,287 (7,184). In the income after financial items are included result from sale of shares in subsidiaries of MSEK –46 (3,238), dividends from subsidiaries of MSEK 4,619 (4,379), interest income of MSEK 1,197 (1,068), interest expense of MSEK –1,568 (1,587) and other financial income and expenses, net, of MSEK 75 (213). Net income for the year amounted to MSEK 4,264 (7,188).

Cash flow for the year amounted to MSEK -400 (2,004).

The Parent Company's fixed assets amounted to MSEK 54,682 (45,850) and comprise mainly of shares in subsidiaries of MSEK 54,397 (45,489). Current assets amounted to MSEK 19,060 (19,433, whereof receivables from subsidiaries amounted to MSEK 16,764 (16,731). Liquid assets amounted to MSEK 1,759 (2,159).

Shareholders' equity amounted to MSEK 31,899 (28,731). The Parent Company's liabilities are mainly constituted of interest bearing debt of MSEK 41,013 (35,629), whereof liabilities to subsidiaries of MSEK 27,463 (23,164).

The Parent Company's financial statements are from January 1, 2005 prepared according to the Swedish Annual Accounts Act and RR 32 Reporting by Legal Entities. The transition to RR 32 has not lead to any adjustment of previous periods.

Proposed allocation of earnings

The statements of income and the balance sheets of the Parent Company and the Group are subject to adoption by the Annual General Meeting on April 3, 2006.

Funds in the Parent Company available for distribution:

	SEK
Retained earnings	19,907,937,764
Net income for the year	4,263,756,009
Total	***24,171,693,773***

The Board of Directors and the President propose a dividend to the shareholders of:

	SEK
SEK 3.50 per share	1,277,706,140
To be carried forward	22,893,987,633
Total	**24,171,693,773**

The Board's statement on the proposed dividend

With reference to the Board's dividend proposal, the Board of Directors hereby makes the following statement according to Chapter 18 section 4 of the Swedish Companies Act.

Retained earnings from previous years amount to SEK 19,907,937,764 and the net income for the financial year 2005 amounts to SEK 4,263,756,009. Provided that the Annual General Meeting 2006 resolves to allocate the results in accordance with the Board of Director's proposal, SEK 22,893,987,633 will be carried forward. After distribution of the proposed dividend, there will be full coverage for restricted equity.

The Board has considered the Company's and the Group's consolidation requirements through a comprehensive assessment the financial position of the company and the Group, as well as the possibilities of the company and the Group to comply with its obligations. The proposed dividend will not jeopardize the Company's and the Group's ability to make the investments that are considered necessary. The Company's financial position does not give rise to other assessment than that the company can continue its operations and that the Company is expected to comply with its obligations in a short term and a long term perspective. The Board has considered all known conditions that can affect the Company's financial position and that have not been considered within the framework of the assessment of the Company's consolidation requirements and liquidity.

With reference to the above, the Board assesses that the dividend is justifiable considering the requirements the art, extent and risks of the operations pose on the Group's equity and the Company's and the Group's consolidation requirements, liquidity and position in general.

Concerning the company's and the Group's income and position in general, please refer to Statement of income, balance sheet, statement of cash flow, as well as comments and notes.



2005 was an important and successful year. It's no exaggeration to call it a turning point.

Santiago Galaz
Divisional President Security Services USA

An important turning point in the USA

"2005 was an important and successful year for Security Services USA. It's no exaggeration to call it a turning point. When entering 2005, our three highest priorities were growth, profitability and organizational development. I am very pleased to report that we have been successful in all three areas.

After two challenging years in 2003 and 2004, there were some doubts about the long-term potential for the Group's guarding services in the USA. Personally, I have always believed that growth and results would come with the development of our organization and the successful establishment of our concepts. This is what we began to prove in 2005.

Back on track

Our sales increased by 4 percent organically, so we are now back on track, having reported a decrease in total sales in both 2003 and 2004.

The most important reason behind this increase is that on the whole we have succeeded in retaining our existing clients. Our client retention rate was over 90 percent, an increase of about two percentage points compared with the previous year. This is a clear sign that our efforts to improve customer service have been effective. At the same time, our new sales also increased.

However, despite these improvements, we have not been able to fully grow in line with the market, which grew by approximately 4 percent during the year. This is due to the fact that market growth was strongest in the government sector, where for historical reasons we are not as strong as in the private sector. Our ambition is, however, to strengthen our offering to this part of the market.

As regards profitability, the trend was also clearly positive. Our operating income rose by 6 percent to MSEK 1,080 (982), adjusted for changes in exchange rates. This improvement was primarily due to increased volume, combined with improved cost control. Our cost increases for the year were very limited and we were also able to introduce certain rate increases.

Since 2003, when our operations were united under one company, we have put a great deal of effort into decentralizing the organization and delegating responsibility to the people who work close to our customers. We have invested considerable resources in developing expertise in the local organization, and the positive effects of this were evident during the year. I am convinced that greater responsibility and increased expertise at the local level have contributed to improved customer service and more effective sales activities.

We are the market leader in the USA, with a market share of 19 percent, and operations that span the entire USA and all customer segments. This strong position provides us with a solid platform for continued growth and profitability.

Even closer to our customers

As the market leader, we are able to play as important role in driving the entire industry towards greater professionalism and more advanced services. We will also continue to increase customer segmentation. Other important objectives are to get even closer to our existing customers, attract new customers, and improve the skills of our security officers as well as their working conditions.

I believe that we are in a good position to reach annual growth of 4–5 percent in the next few years and am looking forward to what we will achieve in 2006."

Total sales



BSEK
30
25
20
15
10
5
0
01
02
03
04
05

Operating income/Operating margin



BSEK
%
4
3
2
1
0
8
6
4
2
0
01
02
03
04
05

Capital employed/
Return on capital emloyed



BSEK
%
12
10
8
6
4
2
0
30
25
20
15
10
5
0
01
02
03
04
05

The year 2005

- The division's total sales amounted to MSEK 21,616 (20,017). Organic sales growth was 4 percent.
- Operating income was MSEK 1,080 (982), an increase of 6 percent, adjusted for changes in exchange rates, compared with the previous year. Operating margin increased to 5.0 percent (4.9).
- Client retention rate was above 90 percent.
- All branch managers took part in an extensive training program focusing on finance, sales and human resources development.
- A new IT platform for scheduling, payroll and invoicing was rolled out throughout the organization. This is expected to result in greater efficiency.
- Customer segmentation continued through the establishment of special units for energy, seaports, high-rise buildings, financial services, retail malls and petrochemical plants, among others.

Key ratios[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2003
Income			
Total sales	**21,616**	**20,017**	**22,036**
Organic sales growth, %	*4*	*–2*	*–9*
Operating income before amortization	**1,080**	**982**	**1,200**
Operating margin, %	*5.0*	*4.9*	*5.4*
Amortization of goodwill	–	–	–460
Amortization of acquisition related intangible fixed assets	–33	–34	–
Acquisition related restructuring costs	–	–1	–
Operating income after amortization	**1,047**	**947**	**740**
Operating cash flow			
Operating income before amortization	1,080	982	1,200
Investments in fixed assets	–177	–123	–193
Reversal of depreciation	161	104	149
Change in operating capital employed	–77	–145	–440
Cash flow from operating activities	**987**	**818**	**716**
Cash flow from operating activities, %	*91*	*83*	*60*
Capital employed and financing			
Operating fixed assets	740	543	947
Accounts receivable	3,463	2,680	2,860
Other assets	214	205	298
Other liabilities	3,078	2,490	2,835
Total operating capital employed	**1,339**	**938**	**1,270**
Goodwill	6,873	5,831	6,526
Acquisition related intangible fixed assets	38	42	–
Total capital employed	**8,250**	**6,811**	**7,796**
Operating capital employed as % of sales	*6*	*5*	*6*
Return on capital employed, %	*13*	*14*	*15*

[1]Adjusted to include Canada and Mexico that have been transferred to Security Services USA.







Security Officer Billy Tyus welcomes residents and visitors to Mirada Homeowners Association in California. Mirada is a gated community, where Securitas provides security services both at the gate and inside the residential area.

Claudia Gooden is one of the Security Officers guarding the gate at Mirada Homeowners Association. In the USA, gated communities represent a fast-growing segment.

Operations

Security Services USA provides security solutions for customers throughout the USA. Securitas entered the U.S. market in 1999 by acquiring Pinkerton, one of the oldest and largest security companies in the country. In the following years, the company made additional acquisitions, including acquiring another leading company, Burns. The division is now the undisputed market leader, with a market share of 19 percent.

Our service offering includes:

- Permanent guarding services
- Specialized guarding services
- Special events
- Total security solutions
- Mobile services
- Alarm response
- Consulting and investigations

Organization

The division has approximately 100,000 employees, most of whom are security officers. The organization consists of three levels – regions, areas and branches. The division comprises ten geographical regions, three specialized regions, 100 areas and 650 branch offices.

Securitas has more local branch offices than any of its competitors in the USA. Thanks to their proximity to the customers, these branch offices are the real base of the Securitas organization. The branches have complete responsibility for their customers, personnel and profitability. Delegated responsibility far out in the organization is a fundamental aspect of the organization of the division and contributes to high quality customer service and efficient sales. Being close to customers is also important in order to discuss their perspectives and needs which, in turn, is fundamental for the development of new services as well as improvements to existing services. The decentralized structure also provides flexibility to develop and adapt operations to local needs.

Organization

Security Services USA

Guarding Regions	Specialty regions	Consulting & Investigation
North Central East Central South Central Mid-Atlantic New England New York/New Jersey South East Rocky Mountain North California South California National Accounts	Automotive Energy Government	Operations in more than 30 countries



North California, South California, Rocky Mountain, New York/New Jersey, North Central, South Central, East Central, Mid-Atlantic, New England, South East

Our people

The commitment and skill of our employees are the decisive factors for the division's future progress and success. Great importance is given to the recruitment process to make sure the right people are recruited and to support employees with training and development.

We require our employees to:

- Provide consistent and reliable service
- Respond quickly
- Inspire trust and confidence
- Be attentive to clients' individual needs



In 2005, all branch managers in the USA took part in a comprehensive training program focusing on finance, sales and human resources development. In November, branch officers in the New York/New Jersey region took part in one of these training sessions in Parsippany, New Jersey. Training branch officers is central to the organization and plays an important part in the development of its operations.

In 2005, extensive training programs were carried out to increase competence in our local organizations. All managers at branch offices participated in finance, sales, and human resource development training.

The division also has a broad and ambitious training program in preparation for and during assignments as well as specialized training. Securitas Online Academy provides on-line training. New courses have also been developed to refine certain services and meet new regulatory requirements.

Having recruited and developed our staff, the next step is to keep them. This is important in order to maintain and develop a high level of service and expertise. To achieve this, there are a number of different incentive systems in place to reward high performance. The division also strives to create career paths that provide opportunities for personal and professional development.

Markets and customers

The total market for security services in the USA is worth approximately MSEK 106,000. The market witnessed a temporary surge after the events on September 11, 2001, but then fell back considerably. Over the last few years, however, there has been a stabilization of the market, which has started to grow again.

In 2005, the market grew some 4 percent, compared to 3 percent growth the previous year. The U.S. market is characterized by tough competition and is primarily price driven for permanent guarding services. In contrast to Europe, mobile services are unusual in the USA. The majority of security officers work for one customer at a time.

Sales and market shares

Country	Sales MSEK	Sales MLOC	Market share, %
USA	20,257	2,684	19
Canada	1,122	179	17
Mexico	237	341	2
Total	**21,616**		**17**

Market position

Securitas is the market leader in the USA, with a market share of 19 percent. The division has approximately 100,000 security officers and has wide coverage of geographical regions and business segments in the USA.

There are only three large nationwide security companies in the USA, namely Securitas, followed by Wackenhut and AlliedBarton. The latter was formed in 2004 through the merger of Allied and Barton.

In addition, the U.S. Federal Government has emerged as a big player in the market since it took over airport security in the wake of the attacks of September 11, 2001. Approximately 50,000 guards are federally employed. The federal share of the market for guarding services has grown by more than 10 percent annually for the past two years, which is more than twice the average market growth.

For historical reasons, Securitas has a weaker position in the fast-growing market for government related security services, and thus has not been able to grow fully in line with the market in 2005. Securitas aims to strengthen the division's offering to the government market.

The remaining security industry is very fragmented, with over 13,000 companies, mostly local companies with no national ambitions or operations. Securitas expects the consolidation in the industry to continue.

The U.S. market's five leading players, MUSD

Companies	Sales	Branch offices	Employees	Market share, %
Securitas	2,684	650	102,780	19
Wackenhut	1,500	120	38,000	11
AlliedBarton	1,099	79	37,000	8
Akal Security	1,000	50	12,000	7
Guardsmark	509	155	18,500	4
Total				**49**

The five largest security companies in the USA have a total market share of 49 percent.

Source: Securitas and Security Magazine.com



Security Officers LDemont Carr (left) and James Edwards (right) work at Universal City Plaza, a Los Angeles high-rise building, where Securitas conducts beat patrols, security access control and reception services. Javier Galeana (middle) is Securitas Security Supervisor in the building, which is owned by CarrAmerica Realty Corporation, one of the leading realty companies for office premises in the USA. High-rise buildings constitute an ever-growing segment of the U.S. market.

The division's ambition is to strengthen its position as a leading provider of security solutions by further enhancing the skills of its employees, and by sensitivity and adaptability to the needs of its customers. Better trained, better equipped and better paid security officers can provide our clients with more qualified services and thereby also increase the overall status of the security services industry.

American society is in many respects the world's most demanding and sophisticated, which creates demand for more advanced and specialized security solutions. This is a challenge that the security industry has not fully met, and Security Services USA sees great potential in continuously improving its offering on the U.S. market with more qualified services.

Employment and wages for guards in the USA

The security service industry in the USA consists of about 1 million guards; almost half of them, 47 percent, are proprietary guards, employed directly by companies and organizations for their own security needs. The remaining 53 percent are contract guards, employed by security services companies, among them Securitas.

Guards employed by security companies and other companies


47%
53%
Proprietary guards:
489,000 guards
Contract security guards:
533,000 guards
• Private Facilities 351,000
• Government Facilities 85,000
• Airports 53,000

Source: BLS National Occupational Employment and Wages Estimates. CRS – The library of Congress.

The relatively large share of guards employed by non-security companies and organizations should be seen in light of the historically low quality of security services provided by security companies, which, in itself, is related to the relatively low wage level for guards in the USA. There is also a difference in wages within the guarding profession; proprietary guards are paid about 20 percent more than guards employed by security companies.

Average annual wages for selected occupational groups in the USA


Police officers
$44,960
All occupations
$36,210
Correctional guards
$35,090
Parking enforcement guards
$29,570
Airport guards
$28,732
Proprietary guards
$24,141
Contract security guards
$19,400
Minimum wage
$10,712
Guards
Other occupations

Source: BLS National Occupational Employment and Wages Estimates. CRS – The library of Congress.

Altogether, this creates great opportunities for a security company like Securitas, which has a clear focus on quality in its service offering and a long tradition of improving working conditions and wages for security officers. The outsourcing potential will best be captured via industry initiatives in which security companies constantly work to increase wages and develop standards for security services, in combination with continued customer segmentation and specialization of the service offering to meet customers' increasingly varied demands.

Market trends

Broad market coverage and nationwide presence make Securitas an attractive partner for many nationwide companies. The division is actively striving to capitalize on this competitive advantage by directing its offerings and marketing to such companies.



Security services at Novartis Pharmaceuticals Corporation in New Jersey are provided by Central Station Operator Dean Melachrinos and his colleagues, who guard the company's premises and entrances around USA from an advanced, high-tech communications center.



Anita Sanchez is one of the Securitas receptionists who welcomes employees and visitors to Novartis every day.



At the Merrill Lynch reception desk at the World Financial Center in New York, receptionist Daniel Cantos makes sure that visitors are photographed and receive visitor badges upon entering the premises.

An important recent trend, which favors the Securitas security concept, is that companies are increasingly looking for more specialized services within such vertical markets as energy, seaports, finance industry, shopping centers, high-rise buildings, and petrochemical plants. Approximately 30 percent of the division's branch offices are currently delivering services to vertical markets, small customers, specialized areas and mobile services.

Intensive efforts are being made to further adapt the organization to suit the demands within these vertical markets.

Objectives and strategies

Security Services USA's main objective is to strengthen its position as the leading U.S. provider of security solutions by further adapting its services to customer needs and by developing the skills of its employees.

This long-term objective is supported by a number of fundamental strengths:

- Long experience
- Focus on security
- Local branches with high expertise
- Corporate culture based on strong values
- High ambitions for future development

The division's financial objectives are:

- Annual organic sales growth in line with the market
- Gradually increasing operating margin

To achieve these objectives the division is following three strategies for the medium term:

- Further training and development of employees and in particular for branch managers
- Continued segmentation of the organization to meet the demand from specific vertical customer segments
- Further specialization of the service offering

Outlook

Security Services USA and the U.S. security services industry as a whole are at the crossroads of a major challenge. The industry must shift its development from delivering traditional, standardized security services to offering more qualified, up-scale services. Raising the status of the security industy by making improvements in areas such as wages, training and services, goes hand in hand with this transformation.

As market leader, Security Services USA aims to play a major role in driving the entire market toward increased professionalism and more qualified services, thereby more effectively meeting the needs of the U.S. society. Securitas cannot accomplish this on its own; the entire industry must do its part.

In the next few years, the division's most important challenges are:

- To grow in line with the market while, at the same time, improving profitability
- To continue decentralizing the organization by entrusting responsibility and authority to its branch offices



> The development of mobile services for small customers will be an important driver for our continued growth and improved margins.
>
> Tore K. Nilsen
> *Divisional President Security Services Europe*

New organization strengthens leadership

"For Security Services Europe, 2005 was the first full year for our specialized and enhanced customer-oriented organization. The process of reorganizing 86,000 people from a geographical, country-oriented organization to four vertical, specialized units – Permanent guarding and Transport aviation security for large customers, Mobile services and Alarm monitoring for small customers – started in late 2004 and was fully implemented in January 2005. The results have confirmed that we are on the right track.

New organization

Our new organization increases opportunities to transfer knowledge and concepts within each individual customer segment to gain better competence and customer focus. This is particularly true for large customer operations. We have already formed specialized units to address customers in specific segments, such as Retail, Banks, Energy Sector, Public Sector and Health Care in many countries. In 2006, we expect this trend to become stronger as we build cross-border networks to further promote best practices.

In most countries, our unit for Mobile services devoted a lot of effort in 2005 to IT development. We implemented integrated IT solutions, incorporating GPS technology to track and monitor call-out cars and transport vehicles, computerized report and feedback systems, and online services for our customers. As for our large customer operations, we benefited from being able to exchange experience between countries.

With our new focus and specialization in high-risk areas such as airports and seaports, it has been important to improve insurance coverage to limit our liability exposure. This led to the loss of some airport contracts where we were not able to agree on new terms. Meanwhile, we see definite signs of recovery as the market are responding positively to our specialized approach and new contracts are expected to improve our results in 2006.

Transfer of knowledge

The security industry in Europe as a whole grew by 3–4 percent in 2005, despite large differences between the countries in terms of market maturity. We also see new business opportunities arising as the market expands and new countries apply for EU membership. We expect to be able to expand and render the exchange of knowledge and best practices more effectively across borders within our division. We also see opportunities for mutual exchange with our colleagues in the USA. Even though our markets may at first seem different – for example, in Europe 75 percent of the security market is outsourced, compared to only 50 percent in the USA – the need for skilled and trained security professionals is fairly similar. We are confident that an increased exchange of business concepts and knowledge will benefit both markets.

In order to enhance and encourage best practices across borders, we expanded and refined our management training program. In 2005 the number of participants increased by more than 30 percent. The training is increasingly focusing on specialization and refinement of our services. With the new organization, Securitas has strengthened its market leadership in Europe. Through close cooperation with our customers, we are in a strong position to continue to develop our services for profitable growth."

Total sales


■ BSEK
30
25
20
15
10
5
0
01
02
03
04
05

Operating income/Operating margin


■ BSEK
% ■
4
3
2
1
0
8
6
4
2
0
01
02
03
04
05

Capital employed/ Return on capital emloyed


■ BSEK
% ■
12
10
8
6
4
2
0
30
25
20
15
10
5
0
01
02
03
04
05

The year 2005

- Total sales amounted to MSEK 24,996 (23,289) and organic sales growth was 5 percent.
- Operating income amounted to MSEK 1,873 (1,849) and was affected by start-up costs for new contracts and higher turnover in the contract portfolio for airport security operations.
- Margins stabilized and improved late in the year owing to lower turnover in the contract portfolio in combination with positive sales results in our Mobile services unit and the units for large customer operations, particularly during the third and fourth quarters.
- A new organization with four vertical, specialized units – Permanent guarding, Transport aviation security, Mobile services and Alarm monitoring – was fully implemented.
- The specialization process helped to reduce costs in relation to sales. The reorganization did not burden the division in terms of direct costs but may have contributed to an increase in portfolio turnover and lower margins.
- A management meeting held outside Paris in June 2005 brought together 230 managers from all of our countries to work on new strategies for growth through identifying and studying specific customer segments.

Key ratios[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2003
Income			
Total sales	**24,996**	**23,289**	**22,577**
Organic sales growth, %	*5*	*4*	*3*
Operating income before amortization	**1,873**	**1,849**	**1,699**
Operating margin, %	*7.5*	*7.9*	*7.5*
Amortization of goodwill	–	–	–414
Amortization of acquisition related intangible fixed assets	–40	–26	–
Acquisition related restructuring costs	–1	–21	–
Operating income after amortization	**1,832**	**1,802**	**1,285**
Operating cash flow			
Operating income before amortization	1,873	1,849	1,699
Investments in fixed assets	–606	–629	–546
Reversal of depreciation	584	526	567
Change in operating capital employed	65	–14	–39
Cash flow from operating activities	**1,916**	**1,732**	**1,681**
Cash flow from operating activities, %	*102*	*94*	*99*
Capital employed and financing			
Operating fixed assets	2,106	1,978	1,992
Accounts receivable	4,229	3,710	3,670
Other assets	588	592	517
Other liabilities	5,492	4,688	4,430
Total operating capital employed	**1,431**	**1,592**	**1,749**
Goodwill	5,587	4,962	5,248
Acquisition related intangible fixed assets	290	100	–
Total capital employed	**7,308**	**6,654**	**6,997**
Operating capital employed as % of sales	*6*	*7*	*8*
Return on capital employed, %	*26*	*28*	*24*

[1] Adjusted to exclude Canada and Mexico that have been transferred to Security Services USA and adjusted to include the third party monitoring business.





The Mobile services unit, whose services are directed at small customers, is an example of how the division successfully deals with specialization and refinement of services. Modern technology, exemplified by GPS-equipped call-out vehicles and Internet-based customer support, allows for a more effective and secure service delivery for both customers and employees. The unit in the Netherlands experienced organic sales growth from zero to six percent in 2005.

Market and customers

The market for guarding and security services in Europe is estimated at slightly more than MSEK 200,000 of which 75 percent, MSEK 151,000, is outsourced – the addressable market for Securitas.

The market has grown 4-6 percent annually in the past few years, slightly exceeding GDP growth. In 2005, the market expanded by 3-4 percent. The outsourced part generally grows faster than the market average.

Competition

Securitas is the market leader in Europe, with a market share of around 17 percent. The largest competitor is the newly merged Group 4 Securicor, with a slightly lower market share than that of Securitas, and with an operation similar to Securitas in most European countries that have a security industry. Other players with a regional and considerable smaller market share include Prosegur (Spain-Portugal) and Initial-Rentokil (United Kingdom-Belgium). For the most part, Securitas' competitors offer the same range of services, except in the small to medium-sized customer segments. In many countries, mobile services – for example, beat patrol and call-outs – are only offered by Securitas. Pricing by large players is generally comparable, but in some countries and areas, Securitas meets fierce price competition from local and regional players. In Europe as a whole, more than 19,000 companies employ a total of approximately 1.1 million security officers.

Strong position

Security Services Europe's market position is strong, with financial strength, stable organic sales growth and sound operating margins. The new and more customer-focused organization makes the division more responsive to customer needs, providing the potential to further increase market share.

The European economy was generally weak during the year, especially in major countries like France and Germany. Spain also showed a somewhat lower level of activity than previous year. On the other hand, the economic climate was more favorable in Norway, Sweden, the United Kingdom and Eastern Europe.

The security industry is a somewhat late-cyclical business. This means that the division is to some extent affected by general market conditions although, it usually takes time before a change in the economic environment impacts sales and income.

Sales and market shares

Country	Sales MSEK	Sales MLOC	Market share, %
Sweden	2,764	2,764	> 50
Norway	1,486	1,278	> 50
Denmark	267	214	24
Finland	897	96	50
Estonia	64	108	14
Germany	3,806	409	15
UK/Ireland	1,117	82	6
Belgium	1,756	189	46
The Netherlands	1,805	194	20
Switzerland	480	80	19
Austria	308	33	17
France	5,082	546	23
Spain[1]	4,153	446	23
Portugal	943	101	26
Argentina[1]	222	85	5
Hungary	89	2,379	10
Poland	225	97	3
Czech Republic	134	426	5
Elimination of internal sales[2]	-111		
Total[1]	**25,487**		**17**

[1] Adjusted for full-year sales of acquired units.
[2] Refers to sales within the Security Services Europe division.




DB Logistics
SECURITAS

Securitas provides combined solutions and reception services at 15 of transport company Schenker's logistics centers in Poland. Securitas has recently introduced a new concept at Schenker, offering an outsourcing solution for the position of security manager, which means taking even greater responsibility for the customer's security.



Renata Łach is a receptionist at one of Schenker's logistics centers in Poland, where Securitas provides combined solutions and reception services.

Industry consolidation

The security industry has undergone a major consolidation since the latter part of the 1990s, with Securitas as one of the driving forces. Today the three largest companies hold a total of 35 percent of the European market, compared to 15 percent in 1990. There is also evidence of specialization in the security industry. Compared to only five years ago, today's leading security companies offer only security services. Other companies that provided a wide range of services, including facility management and health care services, have either left the security industry or divested their non-security operations.

The consolidation trend is also evident in other industries, and multinationals are increasingly looking for partners and suppliers with a global reach in order to achieve consistency in standards and services. Security Services Europe coordinates its services for international customers together with the organization in the USA to meet these requirements. The segment of global accounts and international contracts is expected to grow more than the industry and the company as a whole over the next few years.

Objectives and strategies

Security Services Europe's long-term, overall objective is to be the preferred security supplier in Europe. This will require a stronger position in countries where the division is already the market leader and an improvement in other countries where it has yet to achieve a leading position.

The financial objectives are to continue to grow at least in line with the market and further improve profitability.

The objective to be the preferred supplier will be achieved through increased customer focus, stronger market presence and high-quality performance. The specialization process places particular demands on recruitment and training, but it also allows rapid adjustments to customers' ever-changing environments.

Small customers contribution to division


Operating result % of division
70
60
50
40
30
20
10
0
–10
Sweden
Finland
UK
Norway
Denmark
The Netherlands
■ Security Services Europe
France
Portugal
Spain
Belgium
Germany
0
10
20
30
40
50
60
Sales % of total division

Small customer is a fast growing customer segment for Securitas. During 2005 the division has established a unit for mobile services to further focus on specializing the service content and sales process. The small customer segment thereby will be an important driving force for the divisions continued sales growth and margin improvement. In 2005, small customers accounted for 17 percent of sales and 33 percent of operating income in the division.

Flat organization promotes exchange of best practices

A flat organization close to customers has proven to be the best means to develop market-oriented concepts to suit customer needs. One example is the Transport aviation security unit, which, during its first year as independent unit, set up a number of task forces in late 2005 to actively promote the exchange of best practices and know-how across borders. One of these groups is focused on aviation security training, with participants from all countries in the aviation security operations. Its purpose is to compare methods as well as to spread knowledge about the latest developments in legislation and technology.

The strategy – test pilot concepts, training methods and skills launched on a local level before a roll-out on a wider scale if successful – is a model well-tested in Securitas. The aim of the more customer-oriented organization is to move the traditional strategy in both a vertical and horizontal direction.







Securitas is responsible for passenger, aviation staff and equipment security checks at Tegel airport in Berlin, to fulfill the very high security requirements placed on the airlines. Peter Balzereit is one of the airport's 650 specially-trained guards.

Michael Hammarström is a customer services operator at the monitoring center of Alert Services in Stockholm. He stays in touch with Securitas' external alarm installers to ensure quality performance in the entire chain; from alarm to call-out, in accordance with the customer's specific requests.

Growth targets

Financial objectives are closely linked to the overall strategy. The growth target of 6-8 percent will be achieved through an even more customer-oriented approach. To expand the customer portfolio, further specialization is needed in specific areas. By increasing the share of combined solutions – guarding services and technical systems in a single, comprehensive agreement – for large customers, as well as mobile services for smaller customers, margins are expected to improve. In addition, the division is aiming to further strengthen its position in some countries through regional acquisitions.

Outlook

The division continuously strives to add value by refining its services. The Mobile services unit is growing. The challenge in established markets is to prove that the development of Securitas' services continually create added value for our customers. One way to do this is to develop and introduce new technology for security officers, a process that began in 2005 and will continue in 2006. For new markets, mobile services offer a great opportunity. As labor costs rise, mobile services become a more cost-effective solution for small to medium-sized customers.

In a labor-intensive business such as security, people are the most valuable asset, and efforts will continue to develop our staff. This starts early in the recruitment and initial training process, where increasing demands are placed on specific security officer profiles. Specialized training programs are offered for certain business sectors. In 2006 the new organizational structure will allow further recruitment and training of selected employees throughout the division. This was done in 2005 in the Transport aviation unit, where security officers are being recruited and trained specifically for airports. This approach has resulted in lower employee turnover and tailor-made services.

Furthermore, numerous legislative and social initiatives are under way and will affect the industry and company in the next two years on both a national and pan-European level. In France, government plans call for increased training and licensing in 2007, which will be positive for the industry. The German market still poses a challenge, as it is highly fragmented and relatively untapped in eastern sections in terms of security services. There is still room for outsourcing, however, which is a positive structural factor. The nationwide licensing scheme in the United Kingdom will come into force in 2006 – a positive development for Securitas – and create a regulated environment for the industry and its customers.

Eastern Europe is a fast-growing market, but still has a highly fragmented industry with little or no regulation. These countries pose a challenge when it comes to improving industry standards and working conditions. The security industry here is largely state-controlled and the police play a different role compared to many Western European countries. In this respect, these markets also represent a great potential for further growth for Securitas, as do the markets where it does not yet operate or has a low market share.



> Since the division was established in 2001, our presence has grown in several countries, at the same time as we have greatly improved both our sales and income. Still, it feels like the journey has just begun.
>
> Juan Vallejo
> *Divisional President Securitas Systems*

Market leader in Europe in banking and finance

"Since the division was established in 2001, our presence has grown in several countries, at the same time as we have greatly improved both our sales and income. Still, it feels like the journey has just begun. We are constantly discovering new opportunities and realizing how much more we can do, and should do, to be a world-leading systems integrator.

All of our employees during the year gained a greater understanding of the customers' needs and were inspired by this. We will utilize this knowledge in the development of our services and to identify new technology that can help us to surpass our customers' expectations.

Good opportunities for growth

We have a small market share (2 percent) in a highly fragmented market that is growing through technological development and globalization. The fact that customers are becoming more international is creating a need for global security partners. We have to be established where our customers are located and where they are now planning to be. In other words, there is plenty of room for us to grow organically and through acquisitions.

Growth in a global market will require a clear strategy to avoid too many growing pains and unnecessary risks. Over the years, we have learned the importance of first developing our existing operations to the point where we feel that acquisitions will contribute and we can determine which companies to acquire. In 2005, we maintained a brisk pace of development while at the same time devoting great energy to integrating previous acquisitions.

Competence requirements

Our employees' understanding of customers is one of our most important assets and can be a determining factor in many acquisitions. High demands are placed on those in senior positions to inspire their employees to develop and adapt in order to best meet customers' needs. We therefore plan to invest even more in competence development and internal succession planning.

The division gets an idunit of its own

A new profile to give the division a distinct identity as "an innovative systems integrator" was launched in late 2005. As part of this effort, we are introducing a new web portal for the division, where all of our current and potential customers can quickly communicate with Securitas Systems in all countries and make better use of our extranet.

From the Nordic region to the world

Securitas Systems is changing. From being been a Swedish and then a Nordic technology company, the emphasis now has shifted to major countries in Europe such as Spain, United Kingdom, France and Germany, as well as to the USA.

To establish ourselves as a world leader naturally requires that we succeed in the major markets where competition is toughest. This includes the USA, United Kingdom and Spain, where there are many players and few rules limiting competition. The success we attain in these countries inspires us internally.

We have succeeded well in Spain for several years, but the big breakthrough in 2005 was by Securitas Systems in the USA, whose latest acquisition has put it on a path to become our largest unit. And this is with a market share of only 1 percent.

Our future challenges are to further develop operations in our major countries such as Spain and the USA and to establish ourselves in more countries and on more continents."

Total sales


■ BSEK
6
5
4
3
2
1
0
01
02
03
04
05

Operating income/Operating margin


■ BSEK
% ■
0.8
0.6
0.4
0.2
0.0
12
9
6
3
0
01
02
03
04
05

Capital employed/ Return on capital emloyed


■ BSEK
% ■
5
4
3
2
1
0
45
36
27
18
9
0
01
02
03
04
05

The year 2005

- Total sales amounted to MSEK 5,798 (4,724). Organic sales growth was 6 percent.
- Operating income amounted to MSEK 669 (554), adjusted for changes in exchange rates, an increase of 18 percent.

During the year, three major acquisitions were made:

- Hamilton Pacific, a leading provider of security solutions for banks in the USA.
- Wornall Electronics, which installs and maintains security systems in Kansas City and New Jersey, USA.
- ESES (Empresa de Servicios Especializados de Seguridad), which installs and maintains security systems throughout Spain.
- The Hamilton and Wornall acquisitions strengthen Securitas Systems' position in the USA and in the banking and finance segment.
- On January 1, 2006 the division took over the Securitas Group's systems operations in Switzerland, with sales of approximately MSEK 25.
- A new sales organization was introduced for retail chains in Scandinavia. This was a natural response to the success within the retail sector. Customers in this segment often have operations in several countries, and need a single point of contact and a full-service supplier.
- Fire protection operations in Sweden were transferred to a separate organization, similar to what was previously done in Spain.

Key ratios[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2003
Income			
Total sales	**5,798**	**4,724**	**4,026**
Organic sales growth, %	*6*	*1*	*5*
Operating income before amortization	**669**	**554**	**434**
Operating margin, %	*11.5*	*11.7*	*10.8*
Amortization of goodwill	–	–	–59
Amortization of acquisition related intangible fixed assets	–16	–9	–
Acquisition related restructuring costs	–34	–3	–
Operating income after amortization	**619**	**542**	**375**
Operating cash flow			
Operating income before amortization	669	554	434
Investments in fixed assets	–147	–118	–98
Reversal of depreciation	123	106	95
Change in operating capital employed	–182	128	37
Cash flow from operating activities	**463**	**670**	**468**
Cash flow from operating activities, %	*69*	*121*	*108*
Capital employed and financing			
Operating fixed assets	355	312	367
Accounts receivable	1,471	1,117	889
Other assets	606	488	348
Other liabilities	1,533	1,342	901
Total operating capital employed	**899**	**575**	**703**
Goodwill	2,424	1,936	358
Acquisition related intangible fixed assets	224	208	–
Total capital employed	**3,547**	**2,719**	**1,061**
Operating capital employed as % of sales	*15*	*11*	*17*
Return on capital employed, %	*19*	*20*	*41*

[1] Adjusted to exclude the third party monitoring business, which was transferred to Security Services Europe.



In the fall of 2005, the division changed its name to Securitas Systems and introduced a new profiling scheme that includes a new logotype to be introduced successively in all 13 countries of operation. The new profile offers a stronger specialized systems integrator idunit. Service Technician Christoffer Moilanen (left) is carrying out service and maintenance work on the access control system at a shopping center while Service Technician Patrik Wanberg (right) is servicing and maintaining a CCTV system at a bank.

Operations

Securitas Systems offers customers with high security demands specially adapted security solutions based on modern technology. The customers mainly comprise large companies that require integrated security systems, such as banks and financial institutions, telephone service providers, utilities, logistics centers and retailers.

Offering

Securitas Systems combines technical systems and components into a comprehensive solution designed for the customer's needs. A security solution can comprise intrusion systems, access control and CCTV, complemented by a range of services offered by Securitas Systems' service organization and security services centers. These include alarm monitoring and response, remote monitoring and "helpdesks".

The offering consists of two parts: installation and maintenance (service). Installation accounts for approximately 60 percent of Securitas Systems' income and service for the other 40 percent. By providing high-quality service, Securitas Systems is able to retain customers throughout the life of their systems, which is normally 8–10 years. This generates annual income corresponding to approximately 8 percent of the original installation cost. Services include preventive maintenance, repairs and customer training. Technical services are primarily contract based and generate stable revenue that is less dependent on economic conditions.

Market

The market for technical security solutions in Europe and the USA continues to grow and is currently estimated at MSEK 245,000.

As customers become more global, they demand new types of security and monitoring solutions. New information technology in turn facilitates greater efficiencies and solutions that were not possible before.

Rapid technological developments are fragmenting the industry and causing high turnover among the competition. There has been some consolidation in the market as large companies have acquired others in the industry. This trend is expected to continue as globalization leads to higher demand for worldwide security partners.

Sales and market shares

Country	Sales MSEK	Sales MLOC	Market share, %
Sweden	1,320	1,320	33
Norway	541	465	27
Denmark	102	82	6
Finland	362	39	20
Germany	246	26	1
France	724	78	2
UK	619	45	2
Ireland	104	11	6
Spain[1]	742	80	7
Portugal	183	20	9
Belgium	102	11	3
The Netherlands	154	16	2
USA[1]	881	114	1
Australia	62	10	
Hongkong	6	6	
Elimination of internal sales[2]	–61		
Total[1]	**6,087**		**2**

[1] Adjusted for the full year sales of acquired units.
[2] Refers to sales within the Securitas Systems division.

Securitas in the market

Securitas Systems is active in 12 European countries as well as the USA, with a market share of 4 percent in Europe and 1 percent in the USA.

We are focused on a number of customer segments. The Banking and finance segment and Retail segment cover most of our geographical markets. Each country otherwise determines which segments are most appealing in the local market. The knowledge built up locally in certain segments can then be used in our other markets.

We face competition in our markets from many small companies that are strong locally and from large companies such as Siemens, Bosch, Group 4 Securicor, Chubb, Gunnebo, ADT and Diebold.







Robert I. Spilman (right), Business Unit Manager of Securitas Systems' Response concept in Norway, discusses the latest security system installation with Runar Karlsen, Risk manager of the Varner Group, Norway's largest clothing chain.

Knut Öistein Haug, Service Technician in the Response Unit for Securitas Systems in Norway, discusses an installation of a new surveillance camera with Benedikte Edwin Vigander, clerk at clothing store Cubus in the Sandvika shopping center outside Oslo. Response is a standardized security concept for retailers where alarm reception, call out and technical services are offered at a set price.

When the economy slows down, the impact on Securitas Systems is limited by two factors. One is service agreements, which provide a stable flow of expansion orders and maintenance requests. Secondly, an economic slowdown often leads customers to accelerate the change from personnel-intensive security services to more cost effective technical solutions.

Europe

Securitas Systems has a leading position in the segment for banks and financial institutions in Europe.

In Sweden, Norway and Finland, we are by far the market leader. Our operations are stable and we have satisfactory profitability. The organizations in Sweden and Finland were modified during the year to speed up growth. The Norwegian operations have been generating good organic growth for a couple of years. The Danish company has a weaker market position.

Operations in Spain have been built up mainly through organic growth, and Securitas Systems' current development focus utilizes the strategies that have proven successful in Spain. In 2005 Securitas acquired ESES, which is active in the installation and maintenance of security systems throughout Spain. It has 130 employees and had a turnover of MSEK 73 in 2005.

The French operations have expanded through both acquisitions and organic growth. The same applies to operations in Germany, where Securitas Systems has been established for two years. In the UK, operations comprise Bell Security, which was acquired in 2004.

Operations also span Portugal, Belgium, the Netherlands and, as of January 1, 2006, Switzerland. A fire alarm unit was established during the year in Belgium through the acquisition of Elmaco, with nine employees and sales of slightly over MSEK 10 in 2005.

USA

Operations in the USA date back to Securitas' acquisition of Pinkerton. At the time, the systems integration operations of Pinkerton essentially supported its guarding services. These loss-making operations had no strategy of their own. With a strong sense of purpose, the U.S. management has been able to create a fast-growing business with improving margins. Two complementary acquisitions in 2005 strengthened the company's positions in key markets.

The first, Hamilton Pacific, is a leading provider of security solutions for U.S. banks. The acquisition broadened Securitas Systems' operations from those of a supplier to the head and regional offices of U.S. banks to also include services for their branch networks in large regions of the country. The acquisition is an important part of the strategy to segment operations. Sales amounted to MSEK 325 with 225 employees at year-end 2005. Operations are profitable and contributed positively to Securitas Systems' income.

The second acquisition, Wornall, installs and maintains security systems in Kansas City and New Jersey. This gives Securitas Systems access to new markets and a strong local presence in these two regions. Sales in 2005 amounted to MSEK 35 with 27 employees at year-end.

Other markets and production

In addition to the above, a small Hong Kong installation company was obtained through the acquisition of Bell Security. They are primarily a supplier to British banks in Hong Kong.

Securitas Systems' only manufacturing unit is Pacom Systems, a producer of integrated alarm and access control systems in Sydney, Australia. The Pacom product has been important to Bell's success among British banks. It has also sold well to U.S. banks for years.







Bell Security, acquired in 2004, is today a fully-integrated part of the company. Jon Morris (left), Project Manager at Bell Security, discusses an installation with a customer. Service Technician Matt Daniels (right), installs an alarm in Tower 42, the tallest building in London's financial district.

Anna Jansson deputy branch manager at the Security Center in Stockholm. Thanks to state-of-the-art technology, operators are able to identify the signal in question when an alarm goes off, and thus quickly determine the type of response required.

Other companies within Securitas Systems have adopted the product, which offers distinct benefits for customers, especially banks with their own communication networks and high demands on reliable, cost-effective alarm monitoring.

Objectives and strategies

Securitas Systems has two main financial objectives:

- annual sales growth of 8–10 percent
- a return on capital employed exceeding 20 percent

Sales growth of 8–10 percent is estimated to be reasonable and is important in order to create portfolio growth and a reasonable profitability level. Significantly lower growth would mean the loss of market share.

The long-term objective of at least a 20 percent return on capital employed is important in order to maintain focus on capital use and profitability in a business where acquisitions are part of the strategy. Acquisitions should offer the potential to reach this objective within 2–5 years. The timeframe varies depending on the size of the acquisition, whether it marks the launch of a new segment or new geographical market, or whether it complements an established business.

To create growth and improve profitability, Securitas Systems follows a strategy focused on customer segmentation, centralized purchasing and acquisitions.

Customer segmentation

One of the main reasons for segmenting customers is that it provides the basis for a greater understanding of their security needs. This knowledge makes it possible to adapt the entire value chain to each customer's needs.

Segmentation also facilitates identification and integration of acquisitions. All acquisitions must be specialized in a specific segment.

Banking and finance

The strongest established segment in Securitas Systems is Banking and finance. The offering consists of security solutions for banks' head and regional offices, comprising products, installation and a number of services such as "helpdesks", alarm monitoring and response, remote monitoring and training of alarm and security specialists.

Retail chains

Retail chains typically have many similar units spread out across a large area, often an entire country or several countries. Customers want a uniform security concept, an overview over costs and functions, and some form of functional guarantee. This segment is growing quickly in Europe and the USA, and Securitas Systems will expand its presence in the segment.

The value chain


SECURITAS SYSTEMS

A clear value chain allows Securitas Systems to enhance its offering to the customer. The offering is based on pure installation and service concepts which are adapted to various segments, such as banking and retail chain customers. Product development and production lie completely outside Securitas Systems' value chain. Technical solutions and systems are procured via selected external partners in order to obtain favorable pricing and be able to influence product functionality and design.



Raymond Robinson and Gerardo Quintero review the daily agenda for a customer in Pasadena, California. In 2005, Securitas Systems acquired the U.S. company Hamilton Pacific, a leading security supplier in banking and finance in the USA. Hamilton Pacific delivers electronic security systems, bank security equipment, vaults and ATMs. The acquisition is an important part of the specialization strategy for Securitas Systems USA.

Centralized procurement

To obtain the best possible terms from suppliers, Securitas Systems coordinates its procurement. A number of selected suppliers account for the large part of product deliveries. In addition to favorable prices, we have the opportunity to influence a product's function and design as well as overall product development.

Acquisitions

The acquisition strategy is focused on niche companies in various customer segments. One objective is to become a world leader in the Banking and finance segment. The search process zeroes in on growing companies with new ideas and new technology.

Management development

Securitas Systems regards succession planning as one of the most important means to long-term development and profitability. This is why we conduct our own management development program every year. In 2005, 24 managers took part. The program is led by the divisional manager, who personally learns about Securitas Systems' future leaders. A similar program for managers one level below is conducted locally by a number of Securitas Systems' companies.

Outlook

Starting from a small market share (2 percent) of a growing and highly fragmented market, Securitas Systems' strategy is to become a world-leading systems integrator. Fundamentally, our market is driven by the growing demand for high-quality security solutions, along with technological developments and globalization of business and society.

As a specialist, Securitas Systems has the opportunity to take advantage of the market's growth and take up a leadership position in the consolidation of the market for electronic security. Our strategy is to first develop our existing operations to the point where we feel that acquisitions will contribute and then determine which companies to acquire. When we enter new countries, our strategy is to transfer as much experience as possible from comparable countries in order to facilitate integration.

In view of this, we anticipate good opportunities to reach our financial goals.



Our growth has always been organic.
It will continue to be so, also in the future.

Dick Seger
Divisional President, Direct

Continued good organic growth

“2005 was a good year with healthy growth in the division's operations. It meant a continuation of the trends we have seen since the start in 1989, with a history of growing sales and operating income. These healthy trends are important for future investments in new products, services, and markets.

Our growth has always been organic, and it will continue to be so, also in the future. Client demands for increased functionality and quality, combined with a continued attractive pricing situation for our products and services, mean that the integration of all processes, from sales and installation to alarm monitoring and call-out services, is becoming an increasingly bigger and important business. Our business concept is based on specialization and standardization, which makes it difficult to acquire and integrate client portfolios from other market participants into our business systems and flows. Our goal is to continue to refine the basic business processes to be able to allow for more innovation and improvement in services, products, and market channels.

Establishment in new markets

When we move to establish ourselves in a market, we do it in three steps. In the first, pilot phase, we test sales methods and the concept in a small area to get to know the market, make local adaptations, and form a clear understanding of how the expansion will take place. We work locally, in a delimited geographic area, to build up and train the management team that will lead operations. This phase usually takes up to two years, depending on how many resources other areas of the business can spare. Then we follow up with a build-up phase, when we begin the geographical expansion in the new market. New sales coaches, sales personnel, installers and local and external partnerships are recruited and trained in area after area. Throughout this phase, which takes between three and five years in a small country, the number of clients increases year after year as we open up in new areas. During this period, relatively large long-term investments are made while we build up our customer service centers with 24-hour staffing. When the basic structure is in place, the business enters into an operational phase aimed at continued growth in existing areas, while additional marketing and sales channels are being developed and our services and the content of our customer service continues to improve.

Organization for growth

The division's organization is structured to support the business in its various phases. It is important that the division's competence-center resources for products, systems, service models, sales methods, marketing campaigns, partnerships, and brand names are in place from the start of the build-up phase in a new market. The strength is the Group's common structure for business systems and business processes, which also is a condition for being able to take advantage of the service-center services for IT production for new markets.

Today we have well-established structures in the Nordic countries for the unit that serves small businesses, founded in 1989, and in Spain on the consumer side, established in 1994. The unit Consumer is being developed in the Nordic countries. These markets are still in a period of volume expansion. Other markets, such as, the Netherlands and Belgium, are in the pilot phase. France has been a part of the Group since 1997. The business there is concentrated in a few large cities (Paris, Lyon, and Bordeaux) with stable sales, while new pilot operations have been initiated in Strasbourg. We thus have excellent opportunities for profitable growth in existing and new markets for a long time to come.”

Total sales

■ BSEK



4
3
2
1
0
01
02
03
04
05

Operating income/Operating margin

■ BSEK % ■



0.4
0.3
0.2
0.1
0.0
12
9
6
3
0
01
02
03
04
05

Capital employed/ Return on capital emloyed

■ BSEK % ■



1.5
1.2
0.9
0.6
0.3
0.0
30
24
18
12
6
0
01
02
03
04
05

The year 2005

- Total sales amounted to MSEK 2,706 (2,148). Organic sales growth was 23 percent.
- Operating income amounted to MSEK 258 (201), an increase of 25 percent, adjusted for changes in exchange rates.
- The number of connected alarms increased of 26 percent to 689,245 connected alarms.
- A reorganization was carried out to encourage standardization, integration, and improvement in the division. A joint production and sales management team was assigned to France, the Netherlands, and Belgium. A similar reorganization was carried out in the Nordic operations.
- Centralized resources and expertise in products, systems, partnership, and brand names were reinforced be to better able to support local operations.
- A service center for IT production in new markets was developed and introduced in the Netherlands and Belgium.
- At the beginning of the year, the monitoring of third-party alarms in France, the Netherlands, and Belgium were transferred to the Security Services Europe division. This was a natural step towards the goal of refining the Direct business model.
- A clear trend that was reinforced during the year was an broader social acceptance of camera surveillance.
- Continued expansion of mobile-telephone networks, with increased capabilities such as GPRS and 3G, simplified alarm installations and improved the possibilities of transferring images from surveillance cameras connected to alarms.

Key ratios[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2003
Income			
Total sales	**2,706**	**2,148**	**1,680**
Organic sales growth, %	*23*	*28*	*28*
Operating income before amortization	**258**	**201**	**153**
Operating margin, %	*9.5*	*9.4*	*9.1*
Amortization of goodwill	–	–	–4
Amortization of acquisition related intangible fixed assets	–9	–6	–
Acquisition related restructuring costs	–	–	–
Operating income after amortization	**249**	**195**	**149**
Operating cash flow			
Operating income before amortization	258	201	153
Investments in fixed assets	–577	–443	–341
Reversal of depreciation	316	238	162
Change in operating capital employed	–16	42	7
Cash flow from operating activities	**–19**	**38**	**–19**
Cash flow from operating activities, %	*–7*	*18*	*–12*
Capital employed and financing			
Operating fixed assets	815	843	669
Accounts receivable	234	232	178
Other assets	714	299	241
Other liabilities	660	543	388
Total operating capital employed	**1,103**	**831**	**700**
Goodwill	51	13	16
Acquisition related intangible fixed assets	55	13	–
Total capital employed	**1,209**	**857**	**716**
Operating capital employed as % of sales	*41*	*39*	*42*
Return on capital employed, %	*21*	*24*	*21*

[1]Adjusted to exclude the business for third-party monitoring which was transferred to Security Services Europe and Direct Switzerland, which has been transferred to the segment Other.





Mikael Sundberg holds the franchise for Aroundio in northern Stockholm. His job includes the whole chain from sales of system solutions to installing and servicing equipment. He also provides as support and assistance to clients in case they suffer attempted break-ins.



By accessing the entire Securitas security services organization, Direct can offer clients the complete security chain, from monitored alarms to response, in one contract.

Operations

Direct's operations are divided into wireless consumer products and business products for more complex wired security solutions. Clients are offered overall solutions that include alarm installation, service, monitoring, and response to alarm.

The client pays an installation fee for the alarm and a monthly fee for monitoring and response. These monthly fees are the most important source of income for Direct.

Direct provides a standardized range of alarm products. An alarm installation consists of a central unit that contains the electronics for monitoring and controlling other alarm components, siren, motion detectors and magnetic contacts. The range is intentionally narrow to facilitate a high service level and fast repairs.

Direct installed its first camera equipped alarm system for homes and small companies in the fall of 2004. The experience showed that the quality of service increased considerably because it was possible to more fully verify the cause of an alarm. This creates a sound basis on which to allocate and prioritize guard call-outs to respond to alarms while improving cooperation with the police.

As a general rule, the entire product range should fit in a service vehicle, and a client should therefore never have to be suffer delayed delivery of spare parts. Fast service is important for the feeling of security and builds trust among customers that alarm situations will be handled promptly.

Sales, installation, and service are carried out by our own personnel or a local partnership. The entrepreneurship of these people is a core driving force for both sales and the maintenance of a high service level. A single person often combines the roles of salesperson, installer, and service patrol, contributing to lower costs and improved service content. The service patrol person provides technical service and often assists security officers or the police during daytime alarms. A security officers or the client's contact person, together with the police, are responsible for responding to alarms at other times of the day. The market is divided into many small sales and service districts. These vary in housing types, distance to travel, traffic, and market maturity. Proximity to clients is important in creating satisfactory service. This applies to sales, technical service, and alarm response. The goal is to keep the districts as small and concentrated as possible, so that emergency response and assistance by security officers or the police can be carried out quickly.

The recruiting and training of personnel and partners are very important. They must all undergo a comprehensive internal training program in sales, service, and installation. Partners are also be trained in business methods and given support in running their own operations.

Markets and customers

Direct's market share in Europe is 11 percent.

The level of market maturity in Europe is in general underdeveloped regarding alarms connected to monitoring centers and followed up by a response. Today, approximately only 14 percent of European households have some kind of alarm installed, of which most are so-called local alarms, which are not connected to any monitoring center. (Source: Criminal Victimization in Urban Europe).

This low degree of market penetration offers a significant opportunity for long-term growth, and the demand for security solutions seems to be increasing in a large section of the potential client base. Sales arguments are effective, since research shows that installing alarms connected to monitoring centers reduces the number of break-ins.

The potential European market for Direct is approximately 170 million households and about 25 million small businesses. We estimate the rate of penetration is increasing by approximately 0.8 percentage points.

Two main factors determine how interesting a





The Direct philosophy includes designing products so that all family members can use them. Aroundio's "Star key" serves as a code key to turn the alarm on and off. It is a visible symbol of our motto, Friendly Security.



Pia Adolfsson works in customer service at Securitas Aroundio. Since her focus is private individuals, she is a specialist in solving their problems.

market is for Direct. First, a large volume potential measured in the number of potential and financially secure households and small companies and second, that other factors, such as rules and regulations and industry standards, do not obstruct establishment. In the long term, however, there are often opportunities to influence regulations and industry standards by creating exceptional service, thereby gaining trust from the police and legislative authorities. Broadly speaking, the division competes with a range of security solutions for small companies and households, everything from watchdogs to security gates.

Sales and market shares

Country	Sales MSEK	Sales MLOC	Market share, %
Sweden	559	559	34
Norway	276	237	27
Denmark	178	142	23
Finland	73	8	22
France	178	19	15
The Netherlands	4	0	4
Belgium	27	3	9
Spain	1,334	143	35
Portugal	77	8	8
Total	**2,706**		**11**

Head-to-head competition also comes from companies that install alarms, and especially alarms connected to some form of response. In this segment, the market is fragmented, with a large number of local and regional players. The industry can also be characterized by a relatively high number of companies leaving the market while others join. There is no noticeable trend towards consolidation at present.

There is a significant long-term trend of traditional, local alarms being replaced by alarms connected to a contact person or directly to the client's mobile telephone. This so-called "light security" market is quickly becoming standardized and is attracting the large service providers of energy, telephone, banking, and insurance services. How this will influence the "high security" market, which is based on the ability to very precisely maintain qualified guarding services and request assistance from the police when needed, remains to be seen.

Business objectives and driving forces

The main objectives and driving forces behind the Direct business are:

- Net growth in the client portfolio
- Return on investment in new clients
- Minimizing loss of clients in the subscription portfolio

The Direct Financial Model

The dynamics of the Direct business concept are reflected in the financial model that, in it simplest form, is based on acquiring new clients and taking care of existing ones. The model and the entire Direct business concept strive for balanced growth over time. The concept includes low financial risk-taking and long-term efforts to build up the structures the business needs in each market.

Through the years, we have had strong growth in the net portfolio. Each year has brought greater growth in the number of clients than the previous year. At the same time, only a small portion of clients cancel subscriptions. The result is a strong increase in value.



Acquiring new customers
New customers
X
Cost of new customer
=
Total acquiring cost
Managing a service portfolio
Gross portfolio
-
Cancellations
=
Net portfolio
X
Monthly contribution
=
Portfolio cash flow
Pay back
Portfolio growth









Directs model for expansion is based on creating a strong local team that successively expands geographically. Together with colleagues in Eindhoven, the Netherlands, Gerben van der Wallen holds an information meeting aimed at recruiting new franchisees for Aroundio.

Ton Jeucken is a sales manager for Aroundio in the Netherlands. His job is primarily to serve as a model for his staff and demonstrate the practical aspects of the sales process.

Client portfolio growth

Direct strives for annual net growth in the client portfolio over 20 percent. The fulfillment of this objective the past five years is shown below. Net growth in the client portfolio exceeds the division's objective. At the end of 2005, the division had a total of 689,245 monitored alarms.

Net growth in client portfolio


Thousands
800
700
600
500
400
300
200
100
0
89
91
93
95
97
99
01
03
05

Client cancellations

The quality of the client portfolio is determined by the number of clients lost during a specific period of time. Client cancellations in the subscription portfolio should be less than 6 percent and for the past five years the client cancellations have been less than that. They have dropped during 2005 by 0.3 percentage points compared to 2004, due to better customer service when clients move.

Client cancellations


%
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
01
02
03
04
05

Pay-back time

The pay-back time consists of the cost for acquiring new clients, the income flow of each client or the accumulated cash flow that every client generates over time. The objective is that the repayment period for a new client should be less than four years. The repayment period for 2005 was 3.4 years. The new GPRS modem technology and camera, however, will somewhat increase the investment cost for new clients.

Pay-back time


EUR
2005
800
600
400
200
0
–200
–400
–600
1
2
3
4
5
6
7
8
9
Year
Acquisition cost
Yearly contribution
Accumulated cash flow



Veronica Gustafson works with recruiting franchisees and as salesperson for Aroundio in Sweden.


aroundio



Because he sells and installs alarms, it is a natural part of Örjan Malm's day-to-day job to be on the scene in residential areas that are almost deserted during the day. His presence serves as a deterrent to crime.

Outlook

The demand for alarms connected to response services is expected to continue to grow and the division's business is expected to continue to grow faster than the market.

The business is characterized by a low level of risk, both operationally and financially. The division has a large number of clients that pay in advance for services, and client loyalty is high.

Our tools and methods are becoming increasingly standardized and improved, which makes it easier to recruit and train new employees, yet we still strive to introduce and use tools in a standardized way in all parts of the business. The division has previously been characterized by strong decentralization and local adaptation. Benchmarking, best practices, common products and business systems, and common reporting systems have been in place for a long time. We are currently in a process of change that requires that definitions, flows, and processes be identical, which in turn will lead to higher levels of efficiency, quality, and functionality in the long run. The single most critical focus to ensure continued rapid and stable expansion, is the recruiting of employees and partners and ensuring that we all support the company's vision and mission. In the Netherlands, the organization is composed solely of new recruits, and a continued positive development for 2006 will be an important confirmation that we can relatively quickly establish ourselves in completely new markets in which the brand name is not as well known by strictly applying our business models and methods.

We see new technology, using images, sound and data, as the beginning of a transformation in the alarm industry. Most alarm installations currently employ obsolete technology that does not satisfactorily support alarm monitoring and response. Our new verification services allow us to specify and assess needed response much more effectively than before, which will increase the safety for clients due to increased trust by security officers, police, and emergency personnel who need to respond and assist when the alarm goes off.

A feeling of safety is created through security. Our experience is that clients seek genuine content in the monitoring and response services provided, in order to be satisfied and feel safe. Trends towards higher precision in monitoring services, combined with prioritized and appropriate measures taken in response to alarms create the conditions for exciting new development in the market and the industry in coming years.



> With our international network of 440 branches in the USA and Europe, we have the infrastructure in place to play a leading role in achieving improvements in the flow of cash distribution.
>
> Clas Thelin
> *Divisional President, Cash Handling Services*

Important steps to achieve our vision

"Our vision is to manage cash in society. Let me explain what that actually means and why we think it is important. The basis for this vision lies in how cash physically moves through our society. In general terms, it flows in cycles from the national central bank into private sector central vaults – usually bank-operated – from which it is distributed through a network of branch banks or ATMs to consumers. They in turn spend the money with retailers, from whom it is re-deposited into the bank. Within this simplified model there are sub-cycles involving retail change funds and ATM residual returns.

Complex reality

While the model is simple, reality is more complex. With cash changing hands many times, being counted, packaged and repackaged, and moving in different directions, there is extensive duplication of processes. In addition, there is more cash in circulation than necessary, creating an opportunity to improve security in the flow. When we talk about managing cash in society, our objectives are to reduce cost, improve information quality and enhance security by taking a broader role in the total cash distribution system.

Play a leading role

With our international network of 440 branches in the USA and Europe, we have the infrastructure in place to play a leading role in achieving improvements in the flow of cash distribution.

The degree of outsourcing varies between different countries. In United Kingdom and Sweden, for instance, we already serve as central cash processing centers for the country. Yet in many of our other major markets, including the USA, only a small percentage of the cash processing and cash management potential has been outsourced so far.

Greater efficiency

By offering integrated solutions combining armored transport, cash processing and eBusiness capabilities, we have managed to enhance process efficiency and reduce cash inventories for financial institutions. With the development of more end-to-end solutions, we are now beginning to present a compelling value proposition for retailers as well as to outsource much of what is currently done in-house with better security.

Responsibility for managing risk

To be sure, the realization of our vision is long term and the challenge significant. But we took tangible steps forward in 2005. Of course we must embrace the responsibility to manage the related risk to society as well. A series of well-publicized robberies in Sweden over the past year provides a stark reminder of that fact. This is a challenge we will overcome, as we have in our other European markets and the USA, where risk management has long been a core strength and an ingrained part of the culture of our organization. We look forward to the coming year and the years ahead with enthusiasm."

Total sales


BSEK
25
20
15
10
5
0
01
02
03
04
05

Operating income/Operating margin


BSEK
%
2.0
1.5
1.0
0.5
0.0
12
9
6
3
0
01
02
03
04
05

Capital employed/ Return on capital emloyed


BSEK
%
10
8
6
4
2
0
25
20
15
10
5
0
01
02
03
04
05

The year 2005

- Total sales amounted to MSEK 11,581 (10,082). Organic sales growth was 2 percent. Much of the year's sales growth reflected the full-year impact of the 2004 Valiance acquisition in France and growth within cash management, offset by a continued sales decline in Germany.
- Operating income for 2005 amounted to MSEK 680 (714). Excluding the capital loss of MSEK –151 from the divestiture of the German operation, operating income was MSEK 831, representing a 14 percent increase, adjusted for changes in exchange rates.
- The Valiance acquisition was successfully integrated with a new organizational structure, security upgrades and extensive training.
- The UK cash management operations were improved through a combination of increased efficiency and a restructuring of the pricing model.
- In the USA, profitability remained strong, but growth was hampered by a difficult pricing environment. There has been positive development in the cash management business, including the Virtual Vault solution for banks and the SafePoint solution safe cash storage for retailers.
- The Swedish operations were negatively impacted by a number of violent attacks. We responded with a plan that included improved routines and enhanced security for vehicles and cash centers.
- During the latter part of the year, we divested unprofitable operations in Germany, where conditions rendered a turnaround unlikely for the foreseeable future. We also divested a number of smaller operations in Eastern Europe.
- The integration of the U.S. and European management structure were completed and the division headquarters in Connecticut, USA, opened.

Key ratios[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2003
Income			
Total sales	**11,581**	**10,082**	**9,207**
Organic sales growth, %	2	5	–4
Operating income before amortization	**680**	**714**	**514**
Operating margin, %	5.9	7.1	5.6
Amortization of goodwill	–	–	–198
Amortization of acquisition related intangible fixed assets	–25	–25	–
Acquisition related restructuring costs	0	–1	–
Operating income after amortization	**655**	**688**	**316**
Operating cash flow			
Operating income before amortization	680	714	514
Investments in fixed assets	–674	–644	–534
Reversal of depreciation	733	614	555
Change in operating capital employed	167	–187	–198
Cash flow from operating activities	**906**	**497**	**337**
Cash flow from operating activities, %	133	70	66
Capital employed and financing			
Operating fixed assets	2,843	2,887	2,401
Accounts receivable	1,330	1,287	933
Other assets	832	880	753
Other liabilities	2,589	2,333	1,739
Total operating capital employed	**2,416**	**2,721**	**2,348**
Goodwill	2,848	2,551	2,620
Acquisition related intangible fixed assets	31	69	–
Total capital employed	**5,295**	**5,341**	**4,968**
Operating capital employed as % of sales	21	24	25
Return on capital employed, %	13	13	10

[1]Including captive company, reported in the segment Other 2004.



Route Supervisors, Benito Jacob and Lawrence Garcia are on their way to one of Sonic's restaurants in Phoenix, Arizona. Sonic, the largest drive-in restaurant chain in the USA started to use SafePoint, a customized solution bringing increased security and, compared to traditional vault solutions, reduced administrative costs for the customer.

Operations

The division offers comprehensive solutions for cash distribution in the USA, where we operate as Loomis, Fargo & Co., and much of Europe. Our international network of 440 branches is organized into nine geographic regions. Each region is supported by division-level expertise within business and operational development, risk management and human resources. In 2005, we opened the division headquarters in Madison, Connecticut.

The division serves financial institutions, retailers and other commercial enterprises with a complete range of services, providing secure and efficient distribution, processing and recycling of cash.

Our service offerings include:

- Armored transportation
- Cash management, including processing and recycling
- ATM services, including cash replenishment, forecasting and technical services
- Coin processing and packaging
- Consolidated information and timely reporting
- Specialized integrated cash handling products

The foundation of all our services is a commitment to risk management. This is an important element of the customer value we provide – accepting risk on behalf of our customers and managing that risk to keep their employees, property and customers safe. Risk management is essential to our success and is emphasized in all aspects of communications, training and management and monitored with an active audit process in all countries. We invest heavily in systems, but, even more importantly, in maintaining a strong risk management culture.

Although many customers choose individual services, our objective is to provide integrated solutions that serve their complete cash distribution needs. This approach is well-established with our banking customers, especially in Europe. Integrated solutions for the retail segment also offer great opportunity. The cost to the retailers of handling cash varies widely, but credible estimates place it in the range of 0.7 to 1.5 percent of sales. High figures, but still significantly lower than the retailer's cost for

Securitas is an important player within the society's cash flow


Central Bank
ATM
Check Cashing
Cash Centers
Banks
Consumers
Retailers

Cash flows into society, starting from national central banks through bank or outsourced cash centres. From there it proceeds in a series of bilateral channels, most frequently through ATMs, to consumers who spend the cash with retailers, who deposit the cash back to the processing centre for storage or redistribution. The cash must be counted, sorted and repackaged at multiple points in the cycle. Securitas Cash Handling Services seeks to enhance the efficiency of this entire cycle with its integrated solutions.



In Uniited Kingdom, Securitas introduced a total solution for ATMs in 2005. Thanks to modern information technology, Securitas, from a monitoring station in Warwick, is able to monitor and continually receive information about which ATMs need cash replenishment, service or maintenance, thus ensuring timely response and high-quality services. James Wicker, a technical analyst, is one of Securitas' employees delivering these services.

credit cards, which is the primary alternative. Our integrated solutions, including a range of new products such as SafePoint, Myntomat and Cash Shop, are able to reduce that cost through enhanced efficiency, improved security and quicker reporting. Put simply, our services allow our customers to outsource a substantial part of the cash handling chain.

With respect to ATM services, we have continued to develop total solutions that include maintenance and cash forecasting in several markets. Our plan is to extend this comprehensive service to further markets.

Market and customers

Market trends

We estimate the market at approximately MSEK 38,000 in Europe and MSEK 25,000 in the USA (including Canada, Mexico and Argentina). The estimates include only the currently outsourced market, not additional outsourcing potential. Growth has typically been stable, although limited to traditional service areas. In Europe, the division maintains market shares of about 20 percent and in the USA alone, of about 19 percent.

In some respects, the U.S. and European markets share similarities. One factor in particular is the steady growth in cash in circulation. The idea of a cashless society is not supported by historical or current trends. In fact, the volume of notes in circulation has increased by nearly 40 percent in Europe since the introduction of the euro, and cash in circulation in the USA has grown consistently for decades. Statistics suggests that electronic means of payment have primarily replaced check usage, rather than cash. Similarly, in both markets, ATMs have become the dominant means of distributing cash to consumers. In basically all the markets we serve, ATMs account for over 50 percent of the cash distributed to consumers. In other respects, the European and U.S. markets have developed differently or, to be more precise, at different speeds. Although we offer similar services in the USA and Europe, the product mix reflects the differences. In Europe, 58 percent of our sales come from armored transport, 37 percent from cash management services and 5 percent from other services. In the USA, 84 percent of our sales are armored transport, including ATM related cash transport.

Throughout much of Europe, cash processing activities have been outsourced by banks to a far greater extent than in the USA. This has been encouraged by central banks, which have pushed greater responsibility for cash management into the private sector. In Sweden the development has reached the furthest. There, the central bank has outsourced all its cash processing activities, choosing only to retain responsibility for printing and destroying notes and coins. The decision to outsource unfolded over nearly a decade, during which Securitas has grown its cash handling operations more than six-fold, despite having had a market share estimated at 60 percent at the start of that cycle. Today, we process 70 percent of the cash in Sweden.

In United Kingdom, where an earlier stage of a similar transformation is under way, Securitas now processes 40 percent of the cash. France and Spain show signs of similar transformation. The number of central bank branches there are estimated to decrease by approximately 65 percent between 2001 and 2007. The division's European operations have proven that the ability to transport, process and recycle cash in volume enables greater efficiency and better value for the customer.



One of the solutions Securitas introduced during the year, in Borås, Sweden and elsewhere, was the Cash Shop solution. Small companies are able to make cash deposits directly into an ATM-like environment at a time of their choosing instead of being limited to banking hours. This is in line with the strategy deployed by banks to increasingly eliminate cash handling.


Myntomat

In 2005, Myntomat machines were installed at the sites of several large superstores in Sweden. Here, at one of COOP's superstores in Malmö shoppers can deposit coins in a Myntomat machine in return for a receipt to be used as payment for purchases.

In the USA, the Federal Reserve has not yet taken similar major steps in the same direction. However, in the spirit of minimizing cross-shipping of cash, a change in policy has been introduced. As a result, the Fed has introduced a custodial inventory program that allows banks or their designes to hold inventories of Federal funds as an alternative to shipping excess funds back to a Federal Reserve Bank. This signals a desire to improve the efficiency of the cash flow and creates opportunities for our industry. Also of note, the Federal Reserve has outsourced its cash processing operations in several markets. Loomis, Fargo & Co has taken charge of three of those depots.

Sales and market shares

Country	Sales MSEK	Sales MLOC	Market share, %
USA	3,820	507	19
Sweden	917	917	>50
Norway	205	176	24
Denmark	111	89	47
Finland	166	18	35
Great Britain	2,689	197	27
France[1]	2,019	216	31
Switzerland	91	15	14
Austria	159	17	37
Spain	979	105	41
Portugal	91	10	17
Sales of divested operations	533		
Elimination of internal sales[2]	−188		
Total[1]	**11,592**		**18**

[1] Adjusted for full-year sales in acquired units.
[2] Refers to sales within the Cash Handling Services division.

Market Development

The armored cash transport market is growing only modestly, yet this service remains an essential foundation for the development of the complete service offering.

As noted, our cash processing operations in Europe are well suited to serve the banking sector in the markets where we operate, though opportunities do remain. In the USA, significant investment in recent years to build Securitas' cash management infrastructure has positioned itself to benefit from emerging trends among both banks and retailers to outsource more cash processing activities. Our e-business model, based on the Customer Information Exchange, utilizes the Internet to enhance efficiency in cash ordering, upgrade the quality and timeliness of consolidated reporting, and in some cases reduce total cash inventories. For instance, one major U.S. bank reported a reduction of MUSD 100 in its cash inventory as a result of Securitas Internet Change Order (ICO) service. Several banks have also saved substantial cash order preparation fees by using ICO to consolidate Fed orders and utilize the network to break down and distribute orders through their branch networks.

The Virtual Vault service, introduced two years ago, has also proven popular. Essentially, it provides a complete vault and reporting solution for banks seeking to expand to new markets without having to invest in a physical facility. Late in 2005, we introduced an additional service for check processing. Although check usage is declining, it still serves as the payment method for nearly 30 percent of transactions in the USA.

The market for retail cash handling services beyond armored transport is substantially less developed in both the USA and Europe. The division's approach is to offer more end-to-end solutions integrating transport, deposit preparation, processing and reporting functions into a complete offer. Much of the cost of handling cash results from duplication of effort. Securitas' objective is to eliminate unnecessary steps by combining services and introducing appropriate equipment and technology. One such solution for multi-location retailers and restaurants is SafePoint, which incorporates an electronic safe, armored transport, deposit processing and timely consolidated reporting for a fixed monthly fee. A franchisee of one restaurant chain reported that, for its 30-restaurant operation, this solution "brought tens of





In the aim to minimize risks involved in armored transport, replenishment and servicing of ATMs, Securitas is increasingly using armored transport pouches, based on so called SOS technology. Thanks to a unique color impregnation technique, the pouches function as a completely sealed and tamper-proof system, protecting the contents during the entire journey, from vaults to ATMs and back.



Robin Sullivan (left) and Carol O'Quinn, head of cash handling services (right), at Region's Bank in Memphis, Tennessee have adopted the Internet Change Order, Securitas' internet-based solution for more efficient cash ordering.

thousands of hours of value back into the store" in time saved by managers who no longer had to spend time on cash management. Additionally, deposits were credited in a more timely fashion, fees were reduced and security improved with the solution. Other examples of retail solutions include the Cash Shop and Myntomat. The Cash Shop makes it possible to effectively make deposits and receive change funds within high-density retail locations. Myntomat was recently introduced in Sweden to facilitate coin recycling for both retailers and consumers.

Outlook

Securitas Cash Handling Services' long-term vision is to manage cash in society. The objective is to create a more efficient and secure cash distribution system. With our international network of 440 branches in the USA and Europe, we are well positioned to pursue and achieve this vision. We will continue to leverage this infrastructure to offer secure, integrated solutions designed to better serve the needs of the banking and retail industries.

The market opportunities are positive. Although the armored transportation industry is fairly mature, the market for cash processing is much less so. This is particularly true in the USA and in the retail sector in all markets. Much of what could be outsourced is not, and the overall cash distribution system is not as efficient as it could be. By offering solutions that integrate secure transport, cash processing and timely consolidated reporting, Securitas offers a compelling customer value proposition to encourage a development towards more outsourcing.

The primary challenges in the year ahead are the following:

- Build broad confidence among large customers in the division's ability to deliver integrated cash handling solutions. While Securitas Cash Handling Services is established as an integrated service provider in much of Europe, the division is still perceived by too many in the USA as an armored car company. This is changing. Also, we see favorable responses from retail customers, including many who have never used our services, for new products such as SafePoint.

- Continue to emphasize a culture of risk management throughout the organization. Ultimately, this is a vital key to success. It becomes even more critical with the introduction of new technology and greater access to customer financial data. Despite the adverse situation we encountered in Sweden in 2005, the risk management culture and program is a core strength throughout the network. In line with our vision of managing cash in society, we accept the obligation to manage the corresponding risks as well.

With the divestment of the German operations, where competitive dynamics were unacceptable, the division now has strong operating networks in place throughout all our markets. And despite only modest organic growth during the year, there is a greater acceptance of our vision and confidence in the division's ability to deliver.

Financial statements

74 Consolidated financial statements
79 Notes and comments to the consolidated financial statements
110 Parent Company financial statements
114 Notes and comments to the Parent Company financial statements
119 Audit report



Cheryl Thompkins works as a Vault Teller at one Securitas' cash centers in Memphis, Tennessee, USA. With the help of modern cash processing systems, she and her co-workers provide registration, processing and quality and authenticity control of cash.



Statement of income

MSEK	NOTE	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Sales, continuing operations		63,939.3	58,167.6	58,167.6
Sales, acquired business		2,074.3	1,519.0	1,519.0
Total sales	8	**66,013.6**	**59,686.6**	**59,686.6**
Production expenses	10, 11, 12	–51,320.1	–46,013.7	–46,017.8
Gross income		**14,693.5**	**13,672.9**	**13,668.8**
Selling and administrative expenses	10, 11, 12	–10,399.9	–9,646.5	–9,674.5
Amortization of goodwill	16	–	–	–1,149.7
Amortization of acquistion related intangible fixed assets	17	–122.5	–99.6	–
Acquistion related restructuring costs		–35.1	–26.5	–
Operating income		**4,136.0**	**3,900.3**	**2,844.6**
Financial income	13	318.1	189.5	189.5
Financial expense	13	–805.0	–706.1	–706.1
Share in income of associated companies	13, 20	11.8	–	–
Income before taxes		**3,660.9**	**3,383.7**	**2,328.0**
Taxes	14	–948.3	–855.2	–860.4
Minority share in net income		–	–	–0.7
Net income for the year		**2,712.6**	**2,528.5**	**1,466.9**
Whereof attributable to:				
Equity holders of the Parent Company		2,711.1	2,527.8	–
Minority interest		1.5	0.7	–
Average number of shares before dilution		365,058,897	365,058,897	365,058,897
Average number of shares after dilution		378,712,105	382,408,810	382,408,810
Earnings per share after taxes, before dilution attributable to equity holders to the Parent Company (SEK)	2	**7.43**	**6.92**	**4.02**
Earnings per share after taxes, after dilution attributable to equity holders to the Parent Company (SEK)	2	**7.31**	**6.79**	**4.01**

Supplementary information

Securitas' financial model – consolidated statement of income

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Sales, continuing operations	63,939.3	58,167.6	58,167.6
Sales, acquired business	2,074.3	1,519.0	1,519.0
Total sales	**66,013.6**	**59,686.6**	**59,686.6**
Organic sales growth, %	*5*	*3*	*3*
Production expenses	–51,320.1	–46,013.7	–46,017.8
Gross income	**14,693.5**	**13,672.9**	**13,668.8**
Gross margin, %	*22.3*	*22.9*	*22.9*
Expenses for branch offices	–5,080.9	–5,084.5	–5,103.5
Other selling and administrative expenses	–5,319.0	–4,562.0	–4,571.0
Total expenses	**–10,399.9**	**–9,646.5**	**–9,674.5**
Operating income before amortization	**4,293.6**	**4,026.4**	**3,994.3**
Operating margin, %	*6.5*	*6.7*	*6.7*
Amortization of goodwill	–	–	–1,149.7
Amortization of acquisition related intangible fixed assets	–122.5	–99.6	–
Acquisition related restructuring costs	–35.1	–26.5	–
Operating income after amortization	**4,136.0**	**3,900.3**	**2,844.6**
Financial income and expenses excluding revaluation of financial instruments	–523.1	–516.6	–516.6
Revaluation of financial instruments	36.2	–	–
Share in income of associated companies	11.8	–	–
Income before taxes	**3,660.9**	**3,383.7**	**2,328.0**
Net margin, %	*5.5*	*5.7*	*3.9*
Taxes	–948.3	–855.2	–860.4
Minority share in net income	–	–	–0.7
Net income for the year	**2,712.6**	**2,528.5**	**1,466.9**

Securitas' financial model is described on page 22–25. Operating items. Net debt-related items. Goodwill, taxes and non-operating. Items related to shareholders' equity.

Statement of cash flow

MSEK	NOTE	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Operations				
Operating income		4,136.0	3,900.3	2,844.6
Reversal of depreciation	16, 17, 18, 19	2,071.1	1,712.6	2,794.8
Financial items received		260.5	227.4	227.4
Financial items paid		–745.7	–745.8	–745.8
Current taxes paid		–926.1	–581.5	–581.5
Change in accounts receivable		–443.4	–485.1	–485.1
Payments from provisions for restructuring		–3.2	–20.1	–46.6
Change in other operating capital employed		494.0	445.6	445.6
Cash flow from operations		**4,843.2**	**4,453.4**	**4,453.4**
Investing activities				
Investments in fixed assets		–2,220.4	–1,969.9	–1,969.9
Acquisition of subsidiaries	15	–1,174.9	–2,315.7	–2,315.7
Cash flow from investing activities		**–3,395.3**	**–4,285.6**	**–4,285.6**
Financing activities				
Dividend paid to shareholders of the Parent Company		–1,095.2	–730.1	–730.1
Securitization		–	–	67.4
Premature redemption of convertible debenture loans	29	–1,780.0	–	–
Change in interest-bearing net debt excluding liquid assets		1,682.6	–765.2	–832.6
Cash flow from financing activities		**–1,192.6**	**–1,495.3**	**–1,495.3**
Cash flow for the year		**255.3**	**–1,327.5**	**–1,327.5**
Liquid assets at beginning of year		3,120.4	4,475.7	4,475.7
Translation differences on liquid assets		95.1	–27.8	–27.8
Liquid assets at year-end	27	**3,470.8**	**3,120.4**	**3,120.4**

Supplementary information

Change in interest-bearing net debt in 2005

	Opening balance 2005	Effect of change in accounting principle	Cash flow for the year	Change in loans[1]	Revaluation of financial instruments	Translations differences	Closing balance 2005
Liquid assets	3,120.4	–	255.3	–	–	95.1	3,470.8
Other net debt	–13,753.5	–3.8	–	97.4	51.8	–1,807.5	–15,415.6
Interest-bearing net debt	**–10,633.1**	**–3.8**	**255.3**	**97.4**	**51.8**	**–1,712.4**	**–11,944.8**

[1]Refer to net of premature redemption of convertible debenture loans and changes in other interest-bearing net debt excluding liquid assets.

Supplementary information

Securitas' financial model - consolidated statement of cash flow

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Operating income before amortization	**4,293.6**	**4,026.4**	**3,994.3**
Investments in fixed assets	–2,220.4	–1,969.9	–1,969.9
Reversal of depreciation	1,948.6	1,613.0	1,645.1
Net investments in fixed assets	**–271.8**	**–356.9**	**–324.8**
Change in accounts receivable	–443.4	–485.1	–485.1
Change in other operating capital employed	494.0	445.6	445.6
Cash flow from operating activities	**4,072.4**	**3,630.0**	**3,630.0**
Cash flow from operating activities as % of operating income before amortization	*95*	*90*	*91*
Financial income and expenses paid	–485.2	–518.4	–518.4
Current taxes paid	–926.1	–581.5	–581.5
Free cash flow	**2,661.1**	**2,530.1**	**2,530.1**
Free cash flow as % of adjusted income	*94*	*93*	*94*
Free cash flow to net debt ratio	*0.22*	*0.24*	*0.28*
Acquisition of subsidiaries	–1,174.9	–2,315.7	–2,315.7
Payments from provisions for restructuring	–35.1	–26.5	–
Acquisition related restructuring costs paid	–3.2	–20.1	–46.6
Cash flow from financing activities	–1,192.6	–1,495.3	–1,495.3
Cash flow for the year	**255.3**	**–1,327.5**	**–1,327.5**

Securitas' financial model is described on page 22–25. Operating items. Net debt-related items. Goodwill, taxes and non-operating. Items related to shareholders' equity.

Balance sheet

MSEK	NOTE	IFRS 2005	IFRS 2004	Swedish GAAP 2004
ASSETS				
Fixed assets				
Goodwill	16	17,792.4	15,301.9	14,508.3
Acquisition related intangible fixed assets	17	638.5	433.2	–
Other intangible fixed assets	18	313.3	268.6	431.9
Buildings and land	19	965.7	1,043.2	1,043.2
Machinery and equipment	19	4,975.8	4,776.8	4,776.8
Shares in associated companies	20	178.6	–	–
Deferred tax assets	14	1,600.2	1,441.6	1,442.2
Interest-bearing financial fixed assets	21	1,166.8	138.2	138.2
Other long-term receivables	22	543.1	434.0	434.0
Total fixed assets		**28,174.4**	**23,837.5**	**22,774.6**
Current assets				
Inventories	23	777.5	608.6	608.6
Accounts receivable	24	10,362.5	8,828.0	7,279.0
Other current receivables	25	2,834.9	2,448.2	2,448.2
Other interest-bearing current assets	26	668.5	–	–
Short-term investments	27	2,115.5	2,192.1	2,192.1
Cash and bank deposits	27	1,355.3	928.3	928.3
Total current assets		**18,114.2**	**15,005.2**	**13,456.2**
TOTAL ASSETS		**46,288.6**	**38,842.7**	**36,230.8**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Share capital		365.1	365.1	365.1
Other capital contributed		7,362.6	7,362.6	7,362.6
Other reserves		739.9	–665.9	–2,155.8
Retained earnings		6,377.7	4,764.5	5,226.4
Shareholders' equity attributable to equity holders to the Parent Company		**14,845.3**	**11,826.3**	**10,798.3**
Minority interests		**1.5**	**16.6**	**–**
Total Shareholders' equity	28	**14,846.8**	**11,842.9**	**10,798.3**
Minority interests		**–**	**–**	**16.6**
Long-term liabilities				
Long-term convertible debenture loans	29, 30	2,388.4	3,940.6	3,940.6
Other long-term loan liabilities	30	5,246.8	6,201.2	6,201.2
Other long-term liabilities	30	99.1	90.8	90.8
Provisions for pensions and similar commitments	31	885.1	851.4	851.4
Deferred tax liability	14, 32	427.7	474.9	408.8
Other provisions	32	870.8	790.0	821.2
Total long-term liabilities		**9,917.9**	**12,348.9**	**12,314.0**
Current liabilities				
Other short-term loan liabilities	33	9,615.7	3,749.9	2,200.9
Accounts payable		1,560.8	1,411.4	1,411.4
Other current liabilities	34	10,347.4	9,489.6	9,489.6
Total current liabilities		**21,523.9**	**14,650.9**	**13,101.9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**46,288.6**	**38,842.7**	**36,230.8**

Supplementary information

Securitas' financial model – consolidated capital employed and financing

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Operating capital employed			
Other intangible fixed assets	313.3	268.6	431.9
Buildings and land	965.7	1,043.2	1,043.2
Machinery and equipment	4,975.8	4,776.8	4,776.8
Deferred tax assets	1,600.2	1,441.6	1,442.2
Other long-term receivables	543.1	434.0	434.0
Inventories	777.5	608.6	608.6
Accounts receivable	10,362.5	8,828.0	7,279.0
Other current receivables	2,834.9	2,448.2	2,448.2
Total assets	**22,373.0**	**19,849.0**	**18,463.9**
Other long-term liabilities	99.1	90.8	90.8
Provisions for pensions and similar commitments	885.1	851.4	851.4
Deferred tax liability	427.7	474.9	408.8
Other provisions	870.8	790.0	821.2
Accounts payable	1,560.8	1,411.4	1,411.4
Other current liabilities	10,347.4	9,489.6	9,489.6
Total liabilities	**14,190.9**	**13,108.1**	**13,073.2**
Total operating capital employed	**8,182.1**	**6,740.9**	**5,390.7**
Goodwill	17,792.4	15,301.9	14,508.3
Acquisition related intangible fixed assets	638.5	433.2	–
Shares in associated companies	178.6	–	–
Total capital employed	**26,791.6**	**22,476.0**	**19,899.0**
Operating capital employed as % of sales	*12*	*11*	*9*
Return on capital employed, %	*16*	*18*	*20*
Net debt			
Interest-bearing financial fixed assets	1,166.8	138.2	138.2
Other interest-bearing current assets	668.5	–	–
Short-term investments	2,115.5	2,192.1	2,192.1
Cash and bank deposits	1,355.3	928.3	928.3
Total interest-bearing assets	**5,306.1**	**3,258.6**	**3,258.6**
Long-term convertible debenture loans	2,388.4	3,940.6	3,940.6
Other long-term loan liabilities	5,246.8	6,201.2	6,201.2
Other short-term loan liabilities	9,615.7	3,749.9	2,200.9
Total interest-bearing liabilities	**17,250.9**	**13,891.7**	**12,342.7**
Total net debt	**11,944.8**	**10,633.1**	**9,084.1**
Net debt equity ratio, multiple	*0.80*	*0.90*	*0.84*
Minority interests	–	–	**16.6**
Shareholders' equity			
Share capital	365.1	365.1	365.1
Other capital contributed	7,362.6	7,362.6	7,362.6
Other reserves	739.9	–665.9	–2,155.8
Retained earnings	6,377.7	4,764.5	5,226.4
Minority interests	1.5	16.6	–
Total shareholders' equity	**14,846.8**	**11,842.9**	**10,798.3**
Total financing	**26,791.6**	**22,476.0**	**19,899.0**

Securitas' financial model is described on page 22–25. Operating items. Net debt-related items. Goodwill, taxes and non-operating. Items related to shareholders' equity.

Changes in shareholders' equity[1]

MSEK	NOTE	Shareholders' equity attributable to equity holders of the Parent Company: Share capital	Other capital contributed	Other reserves	Retained earnings	Total	Minority interests	Total
Opening balance 2004 according to IFRS		**365.1**	**7,362.6**	**–**	**2,966.8**	**10,694.5**	**15.6**	**10,710.1**
Net investments hedges		–	–	163.8	–	163.8	–	163.8
Translations differences		–	–	–829.7	–	–829.7	0.3	–829.4
Net income/expenses recognized directly in equity		**–**	**–**	**–665.9**	**–**	**–665.9**	**0.3**	**–665.6**
Net income for the year		–	–	–	2,527.8	2,527.8	0.7	2,528.5
Total change excluding transactions with equity holders		**–**	**–**	**–665.9**	**2,527.8**	**1,861.9**	**1.0**	**1,862.9**
Dividend paid to shareholders of the Parent Company		–	–	–	–730.1	–730.1	–	–730.1
Opening balance 2005		**365.1**	**7,362.6**	**–665.9**	**4,764.5**	**11,826.3**	**16.6**	**11,842.9**
Effect of change in accounting principle IAS 39	5, 37	–	–	–	–2.7	–2.7	–	–2.7
Opening balance 2005 adjusted in accordance with new princple		**365.1**	**7,362.6**	**–665.9**	**4,761.8**	**11,823.6**	**16.6**	**11,840.2**
Cash flow hedges net of tax	5	–	–	11.2	–	11.2	–	11.2
Net investments hedges		–	–	–544.6	–	–544.6	–	–544.6
Translations differences		–	–	1,939.2	–	1,939.2	1.3	1,940.5
Net income/expenses recognized directly in equity		**–**	**–**	**1,405.8**	**–**	**1,405.8**	**1.3**	**1,407.1**
Net income for the year		–	–	–	2,711.1	2,711.1	1.5	2,712.6
Total change excluding transactions with equity holders		**–**	**–**	**1,405.8**	**2,711.1**	**4,116.9**	**2.8**	**4,119.7**
Acquistion of Minority interests		–	–	–	–	–	–17.9	–17.9
Dividend paid to shareholders of the Parent Company		–	–	–	–1,095.2	–1,095.2	–	–1,095.2
Closing balance 2005		**365.1**	**7,362.6**	**739.9**	**6,377.7**	**14,845.3**	**1.5**	**14,846.8**

[1]For further information, refer to Note 28.

80	Note 1	Accounting principles
84	Note 2	Definitions, calculation of key ratios and exchange rates
85	Note 3	Critical estimates and judgements
	Note 4	Events after the balance sheet date
	Note 5	Financial risk management
88	Note 6	Transactions with related parties
	Note 7	Remuneration to the Board of Directors and Senior Management
89	Note 8	Segment reporting
90	Note 9	Allocation of revenue
91	Note 10	Operating expenses
	Note 11	Personnel
92	Note 12	Depreciation and amortization
	Note 13	Finance net
	Note 14	Taxes
93	Note 15	Acquisition and divestments of subsidiaries and impairment testing
95	Note 16	Goodwill
	Note 17	Acquisition related intangible fixed assets
	Note 18	Other intangible fixed assets
	Note 19	Tangible fixed assets
96	Note 20	Shares in associated companies
	Note 21	Interest-bearing financial fixed asssets
	Note 22	Other long-term receivables
	Note 23	Inventories
	Note 24	Accounts receivable
	Note 25	Other current receivables
	Note 26	Other interest-bearing current assets
	Note 27	Liquid assets
97	Note 28	Changes in shareholders' equity
98	Note 29	Convertible debenture loans
	Note 30	Long-term liabilities excluding provisions
	Note 31	Provisions for pensions and similar commitments
99	Note 32	Provisions
	Note 33	Other short-term loan liabilities
100	Note 34	Other current liabilities
	Note 35	Pledged assets
	Note 36	Contingent liabilities
101	Note 37	Transition to International Financial Reporting Standards in 2005

NOTE 1 ACCOUNTING PRINCIPLES

Transition to International Financial Reporting Standards in 2005 (IFRS/IAS)

Securitas has adopted International Financial Reporting Standards (formerly IAS) as endorsed by the European Union (EU) from January 1, 2005.

The first complete financial statements that will be published according to IFRS is this Annual Report. In accordance with the recommendation issued by the Community of European Securities Regulators (CESR) Securitas have shown the comparatives for 2004 according to IFRS and as previously published under Swedish GAAP. For the years prior to 2004 no restatement will take place, which is in line with the exemptions listed in IFRS 1. This means that when comparatives are shown for 2003 and previous years, these comparatives are based on Swedish GAAP.

For further information regarding the transition to IFRS/IAS refer to Note 37.

Basis of preparation

Securitas' consolidated financial statements are from January 1, 2005 prepared in accordance with International Financial Reporting Standards (formerly IAS) as endorsed by the European Union, The Swedish Financial Accounting Standards Council standard RR 30 Complementary Accounting Rules for Groups and the Swedish Annual Accounts Act. This Annual Report is the first one published according to IFRS. The consolidated financial statements have been prepared in accordance with the historical cost convention method with the exception of available-for-sale financial assets and financial assets or financial liabilities at fair value through profit or loss (including derivatives).

Estimates and assumptions

The preparation of financial reports requires the Board of Directors and Group Management to make estimates and assumptions. Estimates and assumptions will impact both the statement of income and the balance sheet as well as disclosures such as contingent liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Areas which involve significant use of estimates and assumptions include:

- The valuation of identifiable assets and liabilities in connection with the acquisition of subsidiaries/operations.
- The testing of goodwill and other acquisition related intangible fixed assets for impairment.
- The actuarial calculations regarding employee benefits such as pension and healthcare benefits.
- The actuarial calculations regarding claims reserves.
- The valuation of provisions other than employee benefits and claims reserves and
- The impact on the Group's financial position from ongoing litigation and the valuation of contingent liabilities.

Adoption and impact of new and revised IFRS for 2006

The Group is planning to adopt the amendment to IAS 19 Employee Benefits as of January 1, 2006. The amendment was endorsed by the European Union in November 2005. This amendment will from January 1, 2006 change the Group's principle for recognizing gains and losses resulting from changes in actuarial assumptions, plan experience and developments of the investment performance differing from that assumed. According to the principles in effect for 2004 and 2005 these have been spread evenly in the statement of income over the future working lives for the employees covered by the plan to the extent that accumulated gains and losses on the balance sheet date falls outside the so called corridor at the beginning of the period. The changed accounting principle means that these gains and losses will immediately be recognized via equity. The impact on income before taxes and equity for the comparatives that will be presented in 2006 is estimated to:

MSEK	IFRS 2005	IFRS 2004
Income before taxes	1.6	0.9
Equity before taxes	–306.1	–113.7

Adoption and impact of other new and revised IFRS

In preparing the consolidated financial statements as per December 31, 2005 the following standards and interpretations had been published but not yet come into effect:

Standards and interpretations that come into effect on December 1, 2005:

IFRIC 6 Liabilities arising from Participating in a Specific Market: Waste Electrical and Electronic Equipment

Standards and interpretations that come into effect on January 1, 2006:

IAS 19 Amendment – Actuarial Gains and Losses, Group Plans and Disclosures
IAS 21 Amendment – Net investment in a Foreign Operation[1]
IAS 39 Amendment Cash Flow Hedge Accounting of Forecast Intra-group Transactions
IAS 39 Amendment – The Fair Value Option
IAS 39 and IFRS 4 Amendment Financial Guarantee Contracts
IFRS 1 First-time Adoption of IFRS, and the basis for the conclusions for IFRS 6 Exploration for and Evaluation of Mineral Resources
IFRS 6 Exploration for and Evaluation of Mineral Resources
IFRIC 4 Determining whether an Arrangement contains a Lease
IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IFRIC 9 Reassesment of Embedded Derivatives

Standards and interpretations that come into effect on March 1, 2006:

IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
IFRIC 8 Scope of IFRS 2[1]

Standards and interpretations that come into effect on January 1, 2007:

IAS 1 Amendment Capital Disclosures
IFRS 7 Financial Instruments: Disclosures

These standards and interpretations are only expected to impact disclosure requirements for Securitas.

Scope of the Consolidated financial statements (IFRS 3)

The consolidated financial statements relate to the Parent Company Securitas AB and all subsidiaries. Subsidiaries are all companies where the Group has the right to govern the financial and operational policies in a way that normally follows a shareholding of more than one half of the voting rights.

Purchase method of accounting (IFRS 3)

The consolidated financial statements have been prepared in accordance with the purchase method of accounting, which means that the acquisition values of shares in subsidiaries are eliminated against subsidiaries' shareholders' equity at the time of acquisition including share of equity in untaxed reserves. The estimated tax liability from untaxed reserves in acquired companies has been accounted as a provision at the tax rate applicable in the relevant country. Shareholders' equity of acquired companies is based on a market valuation of assets and liabilities at the time of acquisition. With this method, only the portion of the shareholders' equity of subsidiaries created after the time of acquisition is included in consolidated shareholders' equity. The surplus that is determined by the difference between the purchase price and the fair value of the acquired net assets is recognized as goodwill. If the purchase price is less than the fair value of the net assets acquired, the difference is recognized immediately in the statement of income. Acquisition expenses that are directly attributable to the acquisition is included in the purchase price allocation and thus in the determination of goodwill. The Consolidated statement of income includes companies acquired during the year as of the time of acquisition onwards. Companies divested during the year are excluded with effect from the time of divestiture onwards.

Investments in associates (IAS 28)

The equity method is used to account for shareholdings that are neither subsidiaries nor joint ventures, but where Securitas can exert a significant influence. The income share of associated companies is included in the consolidated statement of income under income before taxes and consists of the share in the associated company's income after tax. In the consolidated balance sheet, shareholdings in associated companies are stated at acquisition value, adjusted for dividends and the share of income after the acquisition date. Any goodwill or other adjustments that reflects the difference between the purchase price and the share of equity in the acquired company at the time of acquisition is also included in the book value in the consolidated balance sheet. Negative goodwill is immediately reversed via the statement of income.

Joint ventures (IAS 31)

The proportional method is applied to joint ventures in which there is a shared controlling interest. According to this method, all statement of income and balance sheet items are posted to the consolidated statement of income, consolidated statement of cash flow and consolidated balance sheet in proportion to ownership.

Translation of foreign subsidiaries (IAS 21)

The functional currency of each of the Group's companies is normally determined by the primary economic environment in which the company operates, that is the currency in which the company primarily generates and expends cash. The presentation currency of the Group, that is the currency in which the consolidated financial statements are presented, is the Swedish krona (SEK).

The translation of the financial statements of each foreign subsidiary is effected according to the following method; Each month's statement of income is translated using the exchange rate prevailing on the last day of the month, which means that income for each month is not affected by foreign exchange fluctuations during subsequent periods. Balance sheets are translated using exchange rates prevailing at each balance sheet date. Translation differences arising in the conversion of balance sheets are posted directly to equity and thus do not affect income for the year. The translation difference arising because statements of income are translated using average rates, while balance sheets are translated using exchange rates prevailing at each balance sheet date, is posted directly to equity. Where loans have been raised to reduce the Group's foreign exchange/translation exposure in foreign

[1] Not yet endorsed by the European Union.

net assets, and qualify for the hedge accounting criteria, exchange rate differences on such loans are recognized together with the exchange rate differences arising from the translation of foreign net assets in the translation reserve in equity.

Intra-group transactions (IAS 24 and IFRS 3)
Pricing of deliveries among Group companies is determined using normal business principles. Intra-group receivables and liabilities, transactions between Group companies and the resulting internal income have been eliminated.

Revenue recognition (IAS 11 and IAS 18)
The Group's revenue is generated from various types of security services and the sale of alarm products. Revenue from security services is recognized in the period in which it is earned. Alarm installations are recognized in revenue as they are completed, in accordance with the percentage of completion method. According to this method, revenue, expenses, and thus, income are recognized in the period in which the work was undertaken. The determination of the percentage of alarm installations that can be recognized as revenue is based on the time spent in relation to the total estimated time. Interest income and borrowing costs are recognized in the statement of income in the period to which they are attributable.

Segment Reporting (IAS 14)
The Group's operations are divided into five divisions that provide the operational structure for internal controls, follow-ups and reporting. For both internal and external reporting, each division represent a primary segment. The split of Security Services into Security Services USA and Security Services Europe reflects both the internal operational structure as well as the differences between the risks and rates of return within the two segments. The secondary segments consists of the three main geographical areas in which the Group is active: Nordic region, Europe excluding Nordic Region and USA. In addition to this the operations outside these regions are included in Rest of world. The geographical split represents various levels of market development in terms of wages, employee turnover, product mix, market growth and profitability. The total sales for the geographical split are given by the location of the sales. The location of the sales in all material aspects corresponds to the location of the customers.

IAS 14 stipulates that costs in any particular segment (division) should not include general administrative expenses, expenses for head offices and other central expenses. These expenses are accounted under the heading Other. Moreover, the segment's assets and liabilities include only those items that have been utilized/arisen in ongoing operations. Other balance sheet items, primarily current tax, deferred tax, and provisions for taxes, are accounted for separately under the Other heading.

Accounting for Government Grants and Disclosure of Government Assistance (IAS 20)
Securitas as well as other employers are eligible to a number of grants having to do with employees. Grants relate to training, incentive for hiring new staff, reduction of working hours, etc. All grants are accounted for in the statement of income as a cost reduction in the same period as the related underlying cost.

Taxes (IAS 12)
Provisions are made for all taxes that are expected to be levied on income for the year, including deferred tax. Deferred tax is calculated in accordance with the liability method. Deferred tax is based on net changes in temporary differences between the book value and taxable value of assets and liabilities. The calculation of deferred tax liabilities and deferred tax claims is recognized in the same way as the underlying transactions were recognized as of the balance sheet date and refers to all taxable temporary differences, provided they do not pertain to goodwill or shares in subsidiaries. Anticipated tax rates are applied in the years when the temporary differences are likely to be reversed.

A deferred tax asset is recognized when it is probable that sufficient taxable income will arise that the deferred tax asset can be offset against. Deferred tax assets are valued as of the balance sheet date, and any potential previously unvalued deferred tax asset is recognized when it is expected to be usable, or correspondingly, reduced when it is expected to be wholly or partly unusable against future taxable income.

Current and deferred taxes are posted directly to shareholders' equity if the relevant underlying transaction or event is posted directly to shareholders' equity in the period, or previous period if it pertains to an adjustment of an opening balance of retained earnings as the result of a change in accounting principle, or if it relates to exchange rate differences in the translation of the balance sheets of foreign subsidiaries that are posted to shareholders' equity.

Provisions are allocated for estimated taxes on dividends from subsidiaries to the parent company in the following year.

Statement of cash flow (IAS 7)
The statement of cash flow has been prepared in accordance with the indirect method. Liquid assets include Cash and bank deposits and Short-term investments with a maximum duration of 90 days at the time of initial recognition.

Foreign currency receivables and liabilities (IAS 21)
When preparing the financial statements of individual companies, foreign currency-denominated receivables and liabilities are translated using the exchange rates prevailing at each balance sheet date.

Goodwill and other acquisition related intangible fixed assets (IFRS 3, IAS 36 and IAS 38)
In accordance with the provisions of IFRS 3:
- The Group ceased amortisation of goodwill from January 1, 2004.
- Accumulated amortization as at December 31, 2004 has been eliminated with a corresponding decrease in the cost of goodwill.
- From the year ended December 31, 2004 onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of IAS 38. No adjustment resulted from this reassessment.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of the acquired subsidiary/operations at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Other acquisition related intangible fixed assets arising from acquisitions can include different types of intangible fixed assets such as marketing-related, customer-related, contract-related and technology-based. Other acquisition related intangible fixed assets normally have a definite useful life. These assets are recognized at fair value on the date of acquisition and subsequently carried at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the linear method to allocate the cost of assets over their estimated useful lives. Securitas' acquisition related intangible fixed assets mainly relate to customer contract portfolios and the related customer relationships. The valuation of the customer contract portfolios and the related customer relationships is based on the Multiple Excess Earnings Method (MEEM) which is a valuation model based on discounted cash flows. The valuation is based on the churn rates and profitability of the acquired portfolio at the time of the acquisition. In the model a specific charge, contributory asset charge, is applied as a cost or return requirement for the assets supporting the intangible asset. Cash flows are discounted on an after tax basis using the Weighted Average Cost of Capital (WACC) adjusted for local interest rate levels in the countries of acquisition. The useful life of customer contract portfolios and the related customer relationships are based on the churn rate of the acquired portfolio and are normally within the range of 3 to 20 years corresponding to a yearly amortization of 5 percent to 33.3 percent.
A deferred tax liability is calculated at the local tax rate on the difference between the book value and tax value of the intangible asset. The deferred tax liability is amortized over the same period as the intangible asset, which means that it neutralizes the impact of the amortization of the intangible asset on the full tax rate percentage on the income after tax. The initial recognition of this deferred tax liability increases the amount of goodwill.

Goodwill and other acquisition related intangible fixed assets are allocated to cash-generating units (CGU) on a level which is consistent with the level that Securitas monitors performance that is per country in a division (segment). This allocation is also the basis for the yearly impairment testing.

The amortization of acquisition related intangible fixed assets is shown on the line Amortization of acquisition related intangible fixed assets in the statement of income.

Acquisition related restructuring costs
Acquisition related restructuring costs are costs that are either recognized on a cash basis that is in the period when the corresponding payment is made or costs that are recognized as provisions for restructuring in accordance with IAS 37. The costs that have been recognized in the statement of income for 2004 and 2005 are all costs recognized on a cash basis and thus no provisions are recognized.

Other intangible fixed assets (IAS 36 and IAS 38)
Other intangible fixed assets are recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group and that the cost of the asset can be measured reliably. Other intangible fixed assets normally have a definite useful life. These assets are recognized at cost and subsequently carried at cost less accumulated amortization and any accumulated impairment losses.

Linear depreciation is used for all asset classes, as follows:

Software licenses	12.5–33.3 percent
Other intangible fixed assets	20–33.3 percent

Rental rights and similar rights are amortized over the same period as the underlying contractual period.

Tangible fixed assets (IAS 16 and IAS 36)

Tangible fixed assets are recognized at cost and subsequently carried at cost less accumulated depreciation according to plan and any accumulated impairment losses. Depreciation according to plan is based on historical acquisition values and the useful life of the asset.

Linear depreciation is used for all asset classes, as follows:

Machinery and equipment	10–25 percent
Buildings and land improvements	1.5–4 percent
Land	0 percent

Impairment (IAS 36)

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Value in use is measured as expected future discounted cash flows. The calculation of value in use necessitates that a number of assumptions and estimates are made. The main assumptions concern the organic sales growth, the development of the operating margin and the necessary operating capital employed requirement as well as the relevant WACC-rate used to discount future cash flows. For the purposes of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Previously recognized impairment losses, with the exception of impairment losses related to goodwill, are reversed only if a change has occurred regarding the assumptions that formed the basis for determining the recoverable value when the impairment loss was recognized. If this is the case a reversal of the impairment loss is carried out in order to increase the book value of the impaired asset to its recoverable value. A reversal of a previous impairment loss is only recognized to the extent that the new book value does not exceed what should have been the book value (after depreciation and amortization) if the impairment loss had not been recognized in the first place. Impairment losses related to goodwill are never reversed.

Leasing contracts (IAS 17)

When a leasing contract means that the Group, as the lessee, essentially receives the economic benefits and bears the economic risk associated with the leased asset – termed finance leases – the asset is accounted as a fixed asset in the consolidated balance sheet. The net present value of the corresponding obligation to pay leasing fees in the future is accounted as a liability. In the consolidated statement of income, leasing payments are divided between depreciation and interest. The Group has no significant finance leases where it is the lessor.

Operational leases, where the Group is the lessee, are accounted in the statement of income as an operating expense. In cases where the Group is the lessor, revenue is accounted as sales in the period the lease relates to. Depreciation is accounted under operating income.

Accounts receivable

Accounts receivable are accounted net after provisions for probable bad debt. Probable and recognized bad debt losses are included in the line Production expenses in the statement of income. Payments received in advance are accounted under Other current liabilities.

Inventories (IAS 2)

Inventories are valued at the lower of cost and net realizable value. Cost is determined according to the first-in, first-out principle. The cost of finished goods and work in progress comprises of material, direct labour and other direct costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The necessary deductions for obsolescence are made.

Financial Instruments: Recognition and Measurement (IAS 39[1]) – adopted from January 1, 2005

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. The definition of financial instruments thus include equity instruments of another entity but also for example contractual rights to receive cash such as accounts receivable.

Financial instruments are recorded initially at fair value with the subsequent measurement depending on the designation of the instrument.

The Group designates its financial instruments in the following categories:

- Financial assets or financial liabilities at fair value through profit or loss (including derivatives not designated as hedging instruments),
- Loans and receivables,
- Held-to-maturity investments,
- Available-for-sale financial assets,
- Financial liabilities designated for hedging,
- Other financial liabilities and
- Derivatives designated for hedging.

The designation depends on the purpose for which the financial instrument is acquired. Management determines the designation of its financial instruments at initial recognition and re-evaluates this designation at each reporting date.

Financial assets or financial liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss have two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Fair value derivative assets are also categorised as held for trading unless they qualify for hedge accounting. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date. Financial liabilities at fair value are trading securities with negative fair value; normally derivative liabilities unless they qualify for hedge accounting.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities later than 12 months after the balance sheet date.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Financial liabilities designated for hedging

Financial liabilities designated for hedging are liabilities that are hedged instruments in a hedge relationship qualifying for hedge accounting. The hedging instrument is normally a derivative included in the category derivatives designated for hedging. They are included in non-current liabilities except for maturities later than 12 months from the balance sheet date.

Other financial liabilities

Other financial liabilities are any financial liabilities that are not included under financial liabilities designated for hedging. They are included in non-current liabilities except for maturities later than 12 months from the balance sheet date.

Derivatives designated for hedging

Derivatives designated for hedging are instruments designated as hedging instruments and qualifying for hedge accounting. The Group normally only enters into derivative contracts when they qualify for hedge accounting.

Most of the Group's current assets are loans and receivables (including accounts receivable and most other current receivables). Financial assets or financial liabilities at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets are normally categories in which the Group has no or very limited positions in. Financial liabilities designated for hedging includes both long-term and short-term loans designated as hedged instruments and hedged effectively via derivatives designated for hedging. Other financial liabilities comprise all other financial liabilities including such items as accounts payable and other current liabilities and also any long-term and short-term loans not included in financial liabilities designated for hedging.

[1] Refers to IAS 39 in its current version as adopted by the European Union.

Recognition and subsequent measurement
Purchases and sales of financial instruments are recognised on trade-date – the date on which the Group commits to purchase or sell the instrument.

Financial instruments are initially recognized at fair value plus transaction costs for all financial assets or financial liabilities not carried at fair value through profit or loss.

Financial assets are derecognized when the rights to receive cash flows from the instruments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial liabilities are removed when the obligation is discharged, cancelled or expired.

Financial assets or financial liabilities at fair value through profit or loss and available-for-sale financial assets are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortized cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the financial assets or liabilities at fair value through profit or loss category are included in the income statement in the period in which they arise. Financial liabilities with the exception of financial liabilities at fair value through profit or loss and financial liabilities designated for hedging are subsequently carried at amortized cost. Financial liabilities designated for hedging that qualify for fair value hedge accounting are subsequently carried at fair value. Changes in the fair value are included in the income statement in the period in which they arise. The corresponding gain or loss from re-measuring the hedging instrument at fair value is also included in the income statement in the same period as that in which the gain or loss on the hedged item arises. Cash flow hedging instruments are carried at fair value in the balance sheet and the gain or loss from re-measuring the hedging instrument at fair value are recognized in the hedging reserve in equity with a reversal from the hedging reserve to the statement of income in the period of which the cash flow of the hedged item impacts the statement of income. Exchange rate gains and losses on derivatives that are part of a net investment hedge relationship are recognized in equity.

Actual cash flows that arise from derivative instruments are recognized as interest income and/or interest expense in the period to which they relate. Changes in fair value for both the hedged instrument and the hedging instrument (derivative) is recognized separately as Revaluation of financial instruments. The line Revaluation of financial instruments is included within Financial income and/or Financial expense. The separation of the result in interest and revaluation effects increases the ability to compare the effects with the effects under Swedish GAAP as well as separating unrealized changes in fair value from the actual cash flows that forms the basis for recognition of both interest income and interest expense.

The fair values of quoted financial instruments are based on current bid prices. If the market for a financial instrument is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

Impairment of financial assets
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

Financial Instruments: Recognition and Measurement (IFRS 2004 and Swedish GAAP 2004) – to December 31, 2004

Financial Instruments: Disclosure and Presentation
IAS 32 (and according to Swedish GAAP, RR 27) Financial Instruments: Disclosure and Presentation stipulates the balance sheet classification of financial instruments and the disclosures to facilitate understanding of how financial instruments influence income, financial position and cash flow. The recommendation does not stipulate when financial instruments should be recognized, or de-recognized from the balance sheet, nor does it indicate how such financial instruments should be valued.

Short-term investments
Short-term investments are accounted according to the lower of cost or market principle if they pertain to transferable securities, and at acquisition value for bank deposits.

Convertible debenture loans
Convertible debenture loans are compound financial instruments whose financial liability (the loan) and the shareholders' equity-related instrument (the issued put) should be accounted separately at the time of issue. Because the convertible debenture loan 2002/2007 series 1–4 was issued at market interest, the related shareholders' equity-related instrument constituted an insignificant portion of the issue proceeds, whereupon the convertible debenture loan was classified as a financial liability in its entirety.

Bond loans issued
Bond loans issued are accounted at amortized cost, which means the present value of future payments calculated by the effective historical rate of interest at the time of issue.

Commercial paper issued
Commercial paper has been issued as part of a short-term Swedish commercial paper program and accounted under Other short-term loan liabilities at the original settlement value. Accrued interest is accounted under Accrued interest expenses using a linear valuation method. Due to the short tenor of issued commercial paper, the difference between accrued interest estimated linearly and by discounting is immaterial.

Derivatives
Loan receivables and loan liabilities hedged through forward currency contracts are valued at the spot rate on the day the hedge was entered into. Forward premiums and discounts, that is the difference between the forward rate and the spot rate, are accounted as interest.

Interest rate derivatives are used for hedging purposes only and accounted through the deferral of unrealized gains and losses, known as deferral hedge accounting. As a result, the Group's gains or losses from interest rate derivatives – comprises only interest income and interest expenses based on actual cash flows from interest rate derivatives. Option premiums paid are expensed over the term of the hedged position and are accounted as interest expenses.

Employee Benefits (IAS 19)
The Group operates or participates in a number of defined benefit and defined contribution pension and other long-term employee benefit plans. Other plans primarily relates to healthcare benefits. Calculations for the defined benefit plans that exist within Securitas are carried out yearly by independent actuaries.

Costs for defined benefit plans are estimated using the so-called Projected Unit Credit method in a way that distributes the cost over the employee's working life. Obligations are valued at the present value of the expected future cash flows using a discount interest rate corresponding to the interest rate on high quality corporate bonds or government bonds with remaining term that is approximately the same as the obligations. Plan assets are measured at fair value.

Gains and losses resulting from changes in actuarial assumptions, plan experience and investment performance differing from that assumed are spread evenly in the income statement over the future working life of the employees in the plan to the extent that the accumulated gains and losses at the balance sheet date fall outside the so called corridor at the start of the period. This corridor corresponds to 10 percent of the higher of the defined benefit obligation and the value of plan assets at the balance sheet date.

If accounting for a defined benefit plan results in a balance sheet asset, this is reported as a net asset in the consolidated balance sheet under Other long-term receivables. Otherwise it is reported as a provision under Provisions for pensions and similar commitments. Costs related to defined benefit plans, including the interest element, are accounted for in operating income. Provisions for pensions and similar commitments are not included in net debt.

Payments under defined contribution plans are recognized in the period in which the employees have rendered their services. The expense is taken as the contributions payable during the period.

Share-based payments (IFRS 2)
IFRS 2 requires that the fair value of the equity settled schemes should be accounted for as an expense in the statement of income with the corresponding entry accounted for as equity. The expense should be accrued for on a linear basis over the vesting period. For cash settled schemes IFRS 2 also requires that the fair value of the scheme should be accounted for as an expense in the statement of income on a linear basis over the vesting period, but with the corresponding entry recognized as a liability rather than as equity. Furthermore if the incentive scheme lapses without settlement this will result in a reversal of the accrued cost for cash settled schemes only. For equity settled schemes no reversal will occur since no adjustment to the net assets is required.

Securitas have no equity settled or cash settled schemes that would fall within the scope of this standard.

Provisions (IAS 37)
Provisions are recognized when the Group has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Claims reserves are calculated on the basis of a combination of case reserves, which represent claims reported, and IBNR (incurred but not reported) reserves. Actuarial calculations are performed quarterly to assess the adequacy of the reserves based on open claims and historical IBNR. The provisions are recognized in the balance sheet at the discounted value that has been established by the actuarial calculations.

NOTE 2 DEFINITIONS, CALCULATION OF KEY RATIOS AND EXCHANGE RATES

DEFINITIONS

STATEMENT OF INCOME ACCORDING TO SECURITAS FINANCIAL MODEL

Production expenses[1]
Guard wages and related costs, the cost of equipment used by the guard when performing professional duties, and all other costs directly related to the performance of services invoiced.

Selling and administrative expenses[1]
All costs of selling, administration and management including branch office expenses. The primary function of the branch offices is to provide the production with administrative support as well as to serve as a sales channel.

Gross margin
Gross income as a percentage of total sales.

Operating income before amortization
Operating income before amortization of acquisition related intangible fixed assets and acquisition related restructuring costs but including amortization and depreciation of other intangible fixed assets, buildings and land and machinery and equipment.

Operating margin
Operating income before amortization as a percentage of total sales.

Operating income after amortization
Operating income after amortization of acquisition related intangible fixed assets, acquisition related restructuring costs, amortization and depreciation of other intangible fixed assets, buildings and land and machinery and equipment.

Adjusted income
Operating income before amortization adjusted for financial income and expense excluding revaluation of financial instruments according to IAS 39 and current taxes.

Net margin
Income before taxes as a percentage of total sales.

STATEMENT OF CASH FLOW ACCORDING TO SECURITAS FINANCIAL MODEL

Cash flow from operating activities
Operating income before amortization adjusted for depreciation/amortization according to plan less capital expenditures in fixed assets (excluding acquisitions of subsidiaries), change in accounts receivable and changes in other operating capital employed.

Free cash flow
Cash flow from operating activities adjusted for financial income and expenses paid and current taxes paid.

Cash flow for the year[1]
Free cash flow adjusted for acquisitions of subsidiaries, restructuring costs paid, payments from provisions for restructuring, dividends, share issues and change in interest-bearing net debt excluding liquid assets.

BALANCE SHEET ACCORDING TO SECURITAS FINANCIAL MODEL

Operating capital employed
Capital employed less goodwill, acquisition related intangible fixed assets and shares in associated companies.

Capital employed
Non interest-bearing fixed assets and current assets less non interest-bearing long-term and current liabilities.

Net debt
Interest-bearing fixed and current assets less long-term and short-term convertible debenture loans, and long-term and short-term interest-bearing loan liabilities.

Adjusted shareholders' equity
Equity adjusted for outstanding convertible debenture loans.

CALCULATION OF KEY RATIOS

Organic sales growth, actual 2005: 5%
Total sales for the year adjusted for acquisitions/divestitures and changes in exchange rates as a percentage of the previous year's total sales adjusted for divestitures.
Calculation 2005: (66,013.6–2,074.3–1,719.0)/(59,686.6–266.0)–1 = 5%

Operating margin, actual 2005: 6.5%
Operating income before amortization as a percentage of total sales.
Calculation 2005: 4,293.6/66,013.6 = 6.5%

Earnings per share after taxes, before dilution, actual 2005: SEK 7.43
Net income for the year less the net income attributable to the minority, in relation to the average number of shares before dilution.
Calculation 2005: ((2,712.6–1.5)/365,058,897) x1,000,000 = SEK 7.43

Earnings per share after taxes, after dilution, actual 2005: SEK 7.31
Net income for the year less the net income attributable to the minority and adjusted for interest on convertible debenture loans after tax, in relation to the average number of shares after dilution.
Calculation 2005: ((2,712.6–1.5+56.1)/378,712,105) x1,000,000 = SEK 7.31
Average number of shares after dilution has been calculated based on the premature redemption of convertible debenture loans corresponding to 7,393,410 shares on June 30, 2005: (382,408,810 x 6/12)+(375,015,400 x 6/12) = 378,712,105.

Cash flow from operating activities as % of operating income before amortization, actual 2005: 95%
Cash flow from operating activities as a percentage of operating income before amortization.
Calculation 2005: 4,072.4/4,293.6 = 95%

Free cash flow as % of adjusted income, actual 2005: 94%
Free cash flow as a percentage of adjusted income.
Calculation 2005: 2,661.1/(4,293.6+318.1–36.2–805.0–934.2) = 94%

Free cash flow in relation to net debt, actual 2005: 0.22
Free cash flow in relation to closing balance net debt.
Calculation 2005: 2,661.1/11,944.8 = 0.22

Operating capital employed as % of total sales, actual 2005: 12%
Operating capital employed as a percentage of total sales adjusted for full-year sales of acquisitions.
Calculation 2005: 8,182.1/(66,013.6+791.7) = 12%

Return on capital employed, actual 2005: 16%
Operating income before amortization as a percentage of the closing balance of capital employed excluding shares in associated companies.
Calculation 2005: 4,293.6/(26,791.6–178.6) = 16%

Net debt equity ratio, actual 2005: 0.80
Net debt in relation to shareholders' equity.
Calculation 2005: 11,944.8/14,846.8 = 0.80

Interest coverage ratio, actual 2005: 6.0
Operating income before amortization plus interest income in relation to interest expense.
Calculation 2005: (4,293.6+277.6)/756.5 = 6.0

Return on equity, actual 2005: 17%
Net income for the year adjusted for interest on convertible debenture loans after taxes as a percentage of average adjusted shareholders' equity weighted for new issues.
Calculation 2005: (2,712.6+56.1)/((14,846.8+2,388.4+11,842.9+3,940.6)/2) = 17%

Equity ratio, actual 2005: 32%
Shareholders' equity as a percentage of total assets.
Calculation 2005: 14,846.8/46,288.6 = 32%

[1] The definition is also valid for the formal primary statements - statement of income and the statement of cash flow.

Exchange rates used in the Consolidated financial statements 2004–2005

Country	Currency		Weighted average 2005	December 2005	Weighted average 2004	December 2004
Norway	NOK	100	116.32	117.71	109.03	108.80
Denmark	DKK	100	124.87	125.82	122.51	121.15
Great Britain	GBP	1	13.62	13.70	13.41	12.71
Switzerland	CHF	100	600.86	603.75	590.54	582.70
Hungary	HUF	100	3.74	3.71	3.64	3.67
Poland	PLN	1	2.31	2.44	2.03	2.21
Estonia	EEK	1	0.59	0.60	0.58	0.58
Czech Republic	CZK	1	0.31	0.32	0.29	0.30
USA	USD	1	7.55	7.96	7.32	6.61
Canada	CAD	1	6.25	6.82	5.64	5.46
Mexico	MXN	1	0.69	0.75	0.65	0.59
Argentina	ARS	1	2.60	2.60	2.46	2.27
	EUR	1	9.31	9.38	9.11	9.01

NOTE 3 CRITICAL ESTIMATES AND JUDGEMENTS

Management has to make estimates and make assumptions that relate to the future. These judgements are evaluated on an ongoing basis and are based on historical experience and other factors, including expected future events that are deemed reasonable under the current prevailing situation.

Valuation of identifiable assets and liabilities in connection with the acquisition of subsidiaries/operations

The valuation of identifiable assets and liabilities in connection with the acquisition of subsidiaries or operations as part of the purchase price allocation involves that items in the acquired company's balance sheet as well as items that have not been recognized in the acquired company's balance sheet such as customer relations should be valued at fair value. In normal circumstances, as quoted market prices are not available for the assets and liabilities that have to be valued, and thus different valuation methods has to be used. These valuation methods are based on a number of assumptions. Other items that can be difficult both to identify as well as to value are contingent liabilities that could have arisen in the acquired company such as litigation related items. All balance sheet items are thus subject to estimates and judgements. For further information, refer to Note 15.

Impairment testing of goodwill and other acquisition related intangible fixed assets

In connection with the impairment testing of goodwill and other acquisition related intangible fixed assets, the book value is compared with the recoverable value. The recoverable value is determined by the higher of an assets net realizable value and its value in use. Since under normal circumstances no quoted market prices are available to assess an assets net realizable value, the value in use is normally the value that its book value is compared to. The calculation of the value in use is based on assumptions and judgements. The most important assumptions are the organic sales growth, the development of the operating margin, the operating working capital requirements and the relevant WACC, which is used to discount future cash flows. In summary this means that the valuation of the balance sheet items Goodwill, which amounts to MSEK 17,792.4, and Acquisition related intangible fixed assets, which amounts to MSEK 638.5, are subject to critical estimates and judgements.

Actuarial calculations regarding employee benefits such as pensions and medical benefits

Employee benefits are normally an area where estimates and judgements are not critical. However for defined benefit plans relating to benefits particularly for pensions and medical benefits and where the payments to the employees are several years into the future actuarial calculations have to be performed. These calculations are based on assumptions regarding economic variables such as the discount rate, the expected return on plan assets, salary increases, inflation rate, pension increases and the inflation rate for medical benefits but also on demographic variables such as the expected life span. In summary the balance sheet item Pension balances for defined benefit plans, which amounts to MSEK 113.8, included in Other long-term receivables and the balance sheet item Provisions for pensions and similar commitments, which amounts to MSEK 885.1, are subject to critical estimates and judgements.

Actuarial calculations regarding claims reserves

The Group is exposed to various types of risks in the day-to-day running of the business. The operational risks can result in the need to recognize reserves for damages resulting from property claims, personal injuries including property claims arising from the cash handling operations as well as workers compensation claims relating to the Group's employees. Claims reserves are calculated based on a combination of case reserves and incurred but not reported reserves. Calculations are performed on a quarterly basis to assess the adequacy of the reserves based on open claims and historical data for incurred but not reported claims. Actuarial calculations are based on several assumptions. In summary the balance sheet items Short-term liability insurance-related claims reserves, which amounts to MSEK 1,006.5, included in Other current liabilities and Liability insurance-related claims reserves, which amounts to MSEK 612.7, included in Other provisions are subject to critical estimates and judgements.

The impact on the Group's financial position of ongoing litigation and the valuation of contingent liabilities

Over the years the Group has made a number of acquisitions in different countries. As a result of such acquisitions certain contingent liabilities of the businesses acquired have been assumed. For further information please refer to Note 36. Companies within the Group are involved in a number of other legal proceedings arising out of the ordinary course of their businesses. For further information refer to Note 36.

NOTE 4 EVENTS AFTER THE BALANCE SHEET DATE

Approval of the Annual Report and Consolidated Financial Statements for 2005

The Annual Report and Consolidated Financial Statements have been signed by the Board of Directors of Securitas AB on February 16, 2006.

Other important events after the balance sheet date

The Board of Directors of Securitas AB on February 9, 2006 proposed that Securitas transform three of its divisions into independent specialized security companies: Loomis Cash Handling Services AB (currently Cash Handling Services, to be renamed), Securitas Direct AB and Securitas Systems AB. The three new companies will, subject to a decision by an Extraordinary General Meeting proposed for September 25, 2006, be distributed to the shareholders by way of a dividend and listed on the O-list of the Stockholm Stock Exchange immediately thereafter.

NOTE 5 FINANCIAL RISK MANAGEMENT

Financial risk factors

The Group's business activities expose it to financial risks, for example interest rate risk and foreign currency risks. The Group's overall financial risk management program focuses on the unpredictability of the financial markets and seeks to minimize potential adverse effects on the financial performance of the Group.

Treasury organization and activities

The aim of the treasury organization in Securitas is to support business operations by identifying, quantifying and minimizing financial risks and, to the extent possible, to take advantage of economies of scale in the treasury operations.

Subsidiaries/Divisions

Treasury operations in the subsidiaries and divisions concentrate on improving cash flow through a focus on profitability in the business operations, reduction of capital tied-up in accounts receivable and inventories, a balanced capital expenditure program and efficient local cash management.

Countries

In countries with extensive operations, liquidity surpluses and liquidity deficits in local subsidiaries are matched at country level with the help of local cash-pooling solutions. In addition, Securitas operates an overall euro cash-pooling structure for countries in the euro zone and an overall cash-pooling structure in U.S. dollars for subsidiaries in the USA, in which local liquidity surpluses are invested or from which local liquidity deficits are financed. All local long term financial requirements are financed directly from the Group's internal bank, Group Treasury Centre (GTC), in Dublin.

Group Treasury Centre

By concentrating the management of the financial risks in one location, in GTC in Dublin, the Group can readily monitor and control them and benefit from the skills of dedicated treasury personnel. Also by concentrating internal and external financing through GTC economies of scale can be utilized in the pricing of investments and loans. GTC is further utilized to match local liquidity surpluses and deficits between countries and cash-pools.

GTC identifies, evaluates and hedges financial risks in co-operation with the operating units. The Board of Directors of Securitas AB provides written principles for overall risk management, as well as written policies covering specific areas such as foreign exchange risks, interest rate risk, credit risk, use of derivative financial instruments and investing excess liquidity.

Derivatives are utilized for three main reasons, hedging the interest rate element of external debt and changing its currency profile, gearing ratio hedging and hedging of internal borrowings and investments.

1. Interest rate risk

Interest rate risk is the risk that the Group's net income will be affected by changes in market interest rates. The Group has raised funds in mainly USD and EUR with both fixed and floating interest rates. The details of long term borrowings are disclosed in Note 30. The Group uses interest rate swaps and cross currency swaps to convert the interest rate profile of this debt. Since income is tied to the customer contracts with an annual price review and this impact usually follows each country's economic development and inflation rate, interest rate risks are deemed to be minimized through short interest rate periods. Strong cash flows from operations reduce the Group's dependency on external financing and thereby also minimize interest rate risk. Other external financing requirements may arise from time to time in connection with acquisitions. The interest rate exposure on this acquisition financing is managed on a case by case basis.. Details of the Group's debt profile is set out below followed by a disclosure with regard to interest rate fixings, see tables 1A and 1B.

The target for the interest cover ratio is that it should be at least 6.0 and for the gearing ratio, net debt to equity, to be in the range of 0.80–1.00. As the latter ratio includes the equity this means that it will not any longer be a good indicator of balance sheet strength since goodwill is no longer subject to amortization. The discontinued goodwill amortization has no effect on the cash flows and the ratio will improve much quicker as equity grows faster.

Securitas has consequently switched to monitoring the free cash flow to net debt ratio. This ratio should always exceed 0.20. The Group's interest coverage ratio, a measure of its ability to pay interest costs, was 6.0 as of December 31, 2005 (6.5). The Group has a target of 6.0.

CONT. NOTE 5 FINANCIAL RISK MANAGEMENT

Table 1A
December 2005 Total Group Interest-bearing liabilities and assets

Currency	Size, MSEK	Duration (days)	Current book cost (incl. credit margin)	Interest rates, +1%	Interest rates, –1%
USD liabilities	–7,308	176	4.57	5.00	4.12
EUR liabilities	–6,523	335	2.51	3.64	2.58
GBP liabilities	–1,571	23	4.81	5.81	3.81
SEK liabilities	–6,010	27	2.19	3.19	1.19
Other currencies liabilities	–422	22	2.74	3.74	1.74
Total liabilities	**–21,834**	**178**	**3.28**	**4.11**	**2.77**
USD assets	1,986	27	4.85	5.85	3.85
EUR assets	1,729	8	2.73	3.73	1.73
GBP assets	397	7	4.58	5.58	3.58
SEK assets	5,488	29	2.46	3.40	1.51
Other currencies assets	289	9	2.53	3.53	1.53
Total assets	**9,889**	**24**	**3.07**	**4.04**	**2.10**
Total	**–11,945**	**–**	**3.46**	**4.14**	**3.31**

Table 1B
Interest rate fixing
It is the policy of Securitas to use interest rate derivatives if required to manage its interest rate risk and as a consequence the cost of finance in the Group. The duration for these derivatives are normally between three and four years. Group policy allows for the use of both options based and fixed rate products, however as per December 31, 2005 the derivatives portfolio did not contain any options products.

2. Foreign currency risks
Financing of foreign assets – translation risk
Translation risk is the risk that the SEK value of foreign currency equity will fluctuate due to changes in foreign exchange rates.
Securitas' foreign currency capital employed as of December 31, 2005 was MSEK 25,452. Capital employed is financed by loans in local currency and shareholders' equity. This means that Securitas, from a Group perspective, has shareholders' equity in foreign currency that is exposed to changes in exchange rates. Because of this, a translation risk can arise since unfavourable changes in exchange rates could have a negative effect on the Group's foreign net assets when translated to SEK.

Table 2A below shows how the Group's capital employed is distributed by currency and its financing:

The Consolidated statement of income is affected by the translation to SEK of the statements of income of foreign subsidiaries. Since these subsidiaries essentially operate only in local currency their competitive situation is not affected by changes in exchange rates and since the Group as a whole is geographically diversified, this exposure is not hedged. Group internal currency flows between holding companies and subsidiaries in relation to dividends, trademarks and interest are normally hedged to SEK immediately the amount is agreed between the internal parties.

Transaction risk
Transaction risk is the risk that the Group's net income will be affected by changes in the value of commercial flows in foreign currencies due to fluctuating exchange rates. The exposure arises from the export and import of goods and components in the security systems operations and payments of central insurance premia. The size of the exposure, as indicated in the table below, is limited. Hedging is done for our import/export related exposure on a continuous basis over the course of the year. On average flows for six months are hedged.

Table 2B. Net transaction exposure per currency

Currency	Net transaction exposure currency
EUR	49
USD	–16
GBP	3
NOK	–10
Other currencies	–23
Net Total	**3**

3. Financing risk
The Group's short-term liquidity is ensured by maintaining a liquidity reserve (cash and bank deposits, short-term investments and the unutilized portion of committed credit facilities), which should correspond to a minimum of five percent of consolidated annual sales. As of December 31, 2005 the short-term liquidity reserve corresponded to 13 percent of the Group's annual sales.

The Group's long-term financing risk is minimized by ensuring that the level of long-term financing (shareholders' equity, convertible debenture loans with maturities of at least one year, long-term committed loan facilities and long-term bond loans) at least matches the Group's capital employed. Per December 31, 2005 long-term financing corresponded to 110 percent of the Group's capital employed. Long-term financing of the Group should be well balanced among different sources. The aim is that long-term committed loan facilities and long-term bond loans should have an average maturity of more than three years. As per December 31, 2005 the average maturity was two years and nine months.

Table 3A on the next page shows the maturity structure of the Group's committed loan facilities as of December 31, 2005.

Table 1B

	Dec 31, 2005			Dec 31, 2006			Dec 31, 2007			
	Amount		Rate[1]	Amount		Rate[1]	Amount		Rate[1]	Final
Currency	MSEK	MLOC	%	MSEK	MLOC	%	MSEK	MLOC	%	maturity
USD	3,876	487	4.45	759	100	4.53	–	–	–	April 2007
EUR	2,515	268	2.92	2,515	268	2.92	497	53	2.81	October 2008
Total	**6,391**			**3,274**			**497**			

[1]Average rate including credit margin.

Table 2A

MSEK	EUR	USD	GBP	Other currencies	Total Foreign currencies	SEK	Total Group
Capital employed	11,100	11,250	2,574	528	25,452	1,340	26,792
Net debt	4,794	5,322	1,175	132	11,423	522	11,945
Minority interests	1	–	0	0	1	0	1
Net exposure	6,305	5,928	1,399	396	14,028	818	14,846
Net debt to equity ratio	*0.76*	*0.90*	*0.84*	*0.33*	*0.81*	*0.64*	*0.80*

Table 3A. Maturity structure of issued bonds and committed loan facilities[1]

Maturity	<1 yr.	<2 yrs.	<3 yrs.	<4 yrs.	<5 yrs.	Total
Amount, MSEK	5,304	2,388	4,692	–	8,755	21,139
Unutilized	2,019	–	–	–	5,339	7,358

[1] Including the securitization back up line.

Long-term committed loan facilities consist of a MUSD 1,100 Multi Currency Revolving Credit Facility established June 2005 with a syndicate of international banks and maturing in June 2010. Drawings under this facility are priced at the relevant prevailing market interest rate for the term selected.

Within the framework of its employee incentive program established in May 2002, Securitas issued four convertible debenture loans totaling MEUR 443.5 and maturing in May 2007. The debentures can only be converted upon maturity. The interest cost is based on 90 percent of the 3-month EURIBOR, with the interest rate reset every quarter. The loans were issued to a special purpose company in Luxembourg, Securitas Employee Convertible 2002 Holding S.A. in which employees have subscribed for shares. The Luxembourg company has also raised a long-term syndicated bank loan of MEUR 400 from a syndicate of international banks. The loan matures in May 2007. In June 2005 this facility was voluntarily part prepaid and reduced to MEUR 254.5.

Securitas also has a Euro Medium Term Note Program with a maximum limit of MEUR 1,500 under which public and private funding can be raised in the international capital markets. As of December 31, 2005 there were two outstanding bond loans: a MEUR 350 Eurobond maturing in January 2006 and a MEUR 500 Eurobond maturing in March 2008. Both bonds carry a coupon of 6.125 percent and the entire proceeds were swapped into floating rate funding using cross currency and interest rate swaps with matching maturity dates. Both loans are listed on the Luxembourg Stock Exchange.

Securitas has a securitization agreement in the USA to sell on a continuous basis undivided interests in certain eligible trade accounts receivables, to a maximum amount of MUSD 250. Securitas has a committed credit facility of MUSD 250 available only as a back up for this securitization program. The agreement expires August 31, 2007 and the related credit facility expires August 31, 2006, renewable annually thereafter.

Drawings and renewals under the facility are priced based on prevailing 60 day market interest rate.

In January 2002, Securitas established a short-term Swedish commercial paper program with three Swedish banks in the amount of MSEK 5,000. The objective was to obtain access to short-term financing at competitive prices. Pricing is based on the prevailing market rates at time of issuance.

In combination with Securitas' strong cash flow, these sources of financing provide liquidity on a short and long-term basis as well as flexibility to finance the Group's expansion.

4. Credit/Counterparty risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of services are made to customers with an appropriate credit history. The Group has policies in place that limit the amount of credit exposure to any one financial institution. Investments of liquid funds may only be made in government paper or with financial institutions with a high credit rating. As of December 31, 2005 the weighted average credit rating of these institutions was short-term A1/P1. The largest weighted exposure for all instrument types to any one institution was MSEK 1,952. Derivative contracts are only entered into with relationship financial institutions with a high credit rating.

Rating

In order to access international debt capital markets in an effective manner, Securitas has obtained long-term credit ratings from both Standard & Poor's and Moody's. The rating from Standard & Poor's is BBB+ and the rating from Moody's is Baa2. Both ratings are with "Stable Outlook". The Swedish short-term rating is K-1 from Standard and Poor's.

Fair value of financial instruments

The methods and assumptions used by the Group in estimating the fair value of the financial instruments are:

- Cash and bank deposits and short-term investments: carrying amounts approximate fair values.
- Derivative and other financial instruments: fair values are estimated based on quoted market prices, on prices provided by independent brokers, or are calculated on best market prices. The prices used are clean prices that is the fair values stated exclude accrued interest.
- Debt: fair values are estimated using discounted cash flow calculations based upon the Group's current incremental borrowing rates for similar types of borrowings with maturities consistent with those remaining for the debt being valued.

Table 4 below illustrates the impact of adopting IAS 39 on the condensed balance sheet, the revaluation effects during 2005 as well as the effects on the closing condensed balance sheet. It also shows how the revaluation has been recognized in the statement of income and via equity.

Table 4. Condensed balance sheet

MSEK	NOTE[1]	January 1, 2005 Opening balance before IAS 39	Effects of transition to IAS 39	Opening balance adjusted for IAS 39	2005 Revaluation according to IAS 39
Other fixed assets		22,257.7	–	22,257.7	–
Deferred tax assets		1,441.6	1.1	1,442.7	–1.1
Interest-bearing financial fixed assets	21	138.2	2,467.0	2,605.2	–1,392.3
Total fixed assets		**23,837.5**	**2,468.1**	**26,305.6**	**–1,393.4**
Other current assets		11,884.8	–	11,884.8	–
Other interest-bearing current assets	26	–	–	–	668.5
Short-term investments	27	2,192.1	–	2,192.1	–
Cash and bank deposits	27	928.3	–	928.3	–
Total current assets		**15,005.2**	**–**	**15,005.2**	**668.5**
TOTAL ASSETS		**38,842.7**	**2,468.1**	**41,310.8**	**–724.9**
Attributable to the equity holders of the Parent Company	28	11,826.3	–2.7	11,823.6	37.3
Minority interests		16.6	–	16.6	–
Total shareholders' equity		**11,842.9**	**–2.7**	**11,840.2**	**37.3**
Other long-term liabilities		90.8	–	90.8	–
Long-term convertible debenture loans	30	3,940.6	31.6	3,972.2	2.0
Other long-term loan liabilities[2]	30	6,201.2	2,362.8	8,564.0	–1,347.5
Deferred tax liability		474.9	–	474.9	13.4
Other provisions		1,641.4	–	1,641.4	–
Total long-term liabilities		**12,348.9**	**2,394.4**	**14,743.3**	**–1,332.1**
Other current liabilities		10,901.0	–	10,901.0	–
Other short-term loan liabilities	33	3,749.9	76.4	3,826.3	569.9
Total current liabilities		**14,650.9**	**76.4**	**14,727.3**	**569.9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**38,842.7**	**2,468.1**	**41,310.8**	**–724.9**
Net debt		**–10,633.1**	**–3.8**	**–10,636.9**	**51.8**

[1] Reference to notes is provided for the notes including items valued according to IAS 39 and to the note to shareholders' equity.

[2] Additional disclosure according to IAS 32. Restatement of fair value of liabilities including credit margin would have a further mark to market impact of MSEK –70.5 reflecting the tightening of Securitas' credit spread since issue date of Bonds.

CONT. NOTE 5 FINANCIAL RISK MANAGEMENT

Revaluation of financial instruments 2005

MSEK	2005
Recognized in the statement of income	
Financial income	36.2
Finacial expenses	–
Deferred tax	–10.1
Impact on net income for the year	**26.1**
Recognized via Other reserves in equity	
Changes in hedging reserve before tax	15.6
Deferred tax	–4.4
Changes in hedging reserve after tax	**11.2**
Total revaluation before tax	**51.8**
Total revaluation after tax/impact on equity above	**37.3**

NOTE 6 TRANSACTIONS WITH RELATED PARTIES

Joint ventures

The Securitas Group includes only one company, Securitas Direct S.A. (Switzerland), in which its share of the voting rights is 50 percent. Due to the negligible impact of this company on the Group's earnings and financial position, it is not reported separately in the consolidated statement of income or balance sheet. The company is included under Other in the Group's segment reporting from December 2005. Comparatives have been adjusted. Total sales amounted to MSEK 43 (42), operating income before amortization to MSEK 6 (5), operating fixed assets to MSEK 9 (8), accounts receivable to MSEK 5 (6), other assets to MSEK 6 (5), other liabilities to MSEK 7 (6), goodwill to MSEK 9 (9) and acquisition related intangible fixed assets to MSEK 1 (1).

Other

Information on the remuneration to the Board of Directors and Senior Management is provided in Note 7. Information on total payroll expenses for the Board of Directors and the Presidents of the Group is provided in Note 11.

For information on the Parent Company's transactions with affiliated parties, refer to Note 39 and Note 42.

NOTE 7 REMUNERATION TO THE BOARD OF DIRECTORS AND SENIOR MANAGEMENT

General

Principles

The Chairman of the Board and the Directors receive fees in accordance with the decision of the Annual General Meeting. Separate fees are paid for committee work. Neither the President and CEO nor the employee representatives receive directors' fees.

The compensation paid to the President and CEO and other members of Group Management consist of a base salary, variable compensation and pension.

The variable compensation varies between zero and the maximum amount as follows. For the President and CEO the variable compensation is maximized at 100 percent of his base salary. For the other members of Group Management, the bonus is maximized at 60–100 percent of their base salaries. The variable compensation is based on performance relative to earnings improvement (and in certain cases other key ratios) for the individual responsibility level (Group or Division).

The total cost of fixed and variable compensation is decided each year to an amount that includes all compensation costs for the Company, including social security costs. The total cost concept allows the President and CEO and other members of Group Management to allocate part of their fixed and variable compensation to other benefits, for example pension benefits.

The total compensation in some cases further includes long-term incentive programs.

Planning and decision making process

The Board's remuneration committee deals with all the above issues regarding the President and CEO and other members of Group Management as well as other management levels if the committee so decides. The committee presents its proposals to the Board of Directors, which takes all decisions.

The members of the remuneration committee are Melker Schörling (chairman) and Berthold Lindqvist. The committee held three meetings during 2005.

Remuneration during the year

Group Management remuneration related to 2005:

MSEK	Base salary	Other benefits	Variable compensation	Long-term incentive[2]	Pension	Total remuneration
Chairman of the Board[1]	1.0	–	–	–	–	1.0
Other Directors[1]	3.3	–	–	–	–	3.3
President and CEO	11.5	0	6.4	–	–	17.9
Other members of Group Management (6 persons)	30.6	2.1	14.4	13.9	5.0	66.0
Total	**46.4**	**2.1**	**20.8**	**13.9**	**5.0**	**88.2**

Above information refers to full year remuneration for the Group Management. Other benefits include customary expatriate benefits. The Board of Directors and the President and CEO have no pension benefits.

[1] Including remuneration for committee work.

[2] Refer to the cost for 2005, please find further reference below under section incentive programs.

Board of Directors

For the 2005 financial year, the Chairman Melker Schörling received a director's and committee work fee of MSEK 1.0. The other Directors received an aggregate director's and committee work fee of MSEK 3.25. The Board of Directors is not entitled to any other compensation except for travel and lodging expenses.

President and Chief Executive Officer

During the 2005 financial year, Thomas Berglund received a salary equivalent to MSEK 11.5. A variable compensation of MSEK 6.4 for 2005 performance will be paid out 2006.

The President and CEO has no pension benefits from the Company and the Company pays no pension insurance for the President and CEO. The retirement age for the President and CEO is 65 years. If the employment is terminated by the Company, the President and CEO is entitled to compensation equivalent to 24 months salary as from the date of termination.

Other members of Group Management

The other members of Group Management are; Håkan Winberg (Executive Vice President and CFO), Santiago Galaz, Tore K. Nilsen, Dick Seger, Clas Thelin and Juan Vallejo (Divisional Presidents). During the financial year 2005 their aggregated fixed salaries amounted to MSEK 30.6 and other salary benefits to MSEK 2.1. The aggregate variable compensation for 2005 performance amounted to MSEK 14.4, and will be paid out in 2006.

These six members of the Group Management have individual pension plans. The retirement age for these members of Group Management is 65 years.

Under the total cost concept, as described under Principles above, each member can allocate part of his remuneration to a defined contribution pension premium. One member has a defined benefit plan (Swedish ITP plan) but can also allocate part of their remuneration to a defined contribution premium.

The ITP plan guarantees a lifetime pension from age 65. The pension amount is

a certain percentage of the final salary depending on age however maximised to a salary of MSEK 1.2 per employee. This pension benefit is funded through annual premiums paid by the Company during the term of employment.

All members have defined contribution pension plans for which pension premiums are allocated from the member's total remuneration and paid by the Company during the term of employment. These premiums can vary but are limited to amounts deductible for tax purposes by the Company.

During 2005 the pension costs for the Group Management amounted to MSEK 5.0. No pension benefits are conditioned by future employment.

The long-term bonus program for Juan Vallejo from 1998 has been replaced by a pension scheme with Securitas AB. The pension is a defined contribution scheme paid by one single premium of MSEK 41.0. The pension scheme value has, according to agreed terms, been linked to the average stock price of 406,706 Securitas B-shares between 1 July and 31 December 2005. Securitas AB has paid the one single premium in January 2006 and has received the corresponding amount from an insurance company. Securitas AB will not incur any further expenses for this pension scheme. The future proceeds from the pension scheme capital will increase the pension liability with a corresponding amount. The pension liability is accounted for as a long-term liability and the receivable on the insurance company is accounted for as a long-term receivable.

If the employment is terminated by the Company these members of Group Management are entitled to compensation equivalent to 12 months salary as from the date of termination and in relevant cases the portion of the variable and the long-term bonus programs. The Executive Vice President and CFO has a possibility to a compensation equivalent to 24 months salary.

Incentive programs

Long-term incentive

In 1998 the Board of Directors established a long-term incentive program based on the market performance of the Securitas share for the Group Management members. In 1999 this program was discontinued and the balance was transferred to a single-premium insurance policy whereafter Securitas has not incurred any further expenses in this respect. Following the replacement of the long-term bonus program for Juan Vallejo in 2005, to a pension scheme, the long-term incentive program with a single premium insurance is fully terminated. Please refer to further details above under section remuneration.

There is currently no long term incentive program in place for the President and CEO.

For five other members of the Group Management long-term incentive plans exist in which the maximum compensation is limited to two to three year's base salary. The compensation is based on the earnings development and other key ratios in the divisions for which the members are responsible. The long-term bonus plans includes financial years 2004 to 2006 and 2005 to 2007. Any payment will be received in 2007 or 2008 respectively. The 2005 provision for long-term bonus plans amounted MSEK 13.9. The accumulated provision for these plans amounts to MSEK 15.2 as per December 31, 2005. The provisions are the total cost for Securitas and include social security costs.

Convertible debenture loans

Securitas AB introduced in 2002 a global incentive program with a duration of five years, which was offered to almost all employees of the Securitas Group. In 2005 all members of the Group Management have accepted an offer to all members of the program, approved by the AGM on 7 April 2005, to sell their investment in Securitas Employee Convertible 2002 Holding S.A. prematurely for market value.

Group Management's holdings through acquisitions on the stock market or through acquisitions through convertible debenture loans are detailed in the table below.

Group Management's holdings of Securitas B-shares and shares in the incentive program[1]

	B-shares		Incentive program[2]	
	2005	2004	2005	2004
Thomas Berglund[3]	500,000	501,608	–	126,756
Håkan Winberg	745,000	525,000	–	126,756
Santiago Galaz[4]	175,000	175,000	–	126,756
Tore K. Nilsen	153,811	20,013	–	126,756
Dick Seger	89,224	26	–	126,756
Clas Thelin	139,198	50,000	–	–
Juan Vallejo	148,000	103,000	–	126,756

[1] Information refers to shareholdings as of 31 December 2005 and February 2005.

[2] Referred in 2004 to the corresponding number of Series B-shares after full conversion of the convertible debenture loan 2002/2007 Series 1–4 based on holdings of shares in Securitas Employee Convertible 2002 Holding S.A. All members of the Group Management have accepted an offer to sell their investment prematurely for market value.

[3] In 2004 Thomas Berglund acquired 500,000 B-shares on the stock market and has made a commitment not to dispose of these shares earlier than 18 months after termination of employment and in any case not before June 30, 2007.

[4] A Securitas U.S. subsidiary has guaranteed a bank loan of MSEK 7.0 for the benefit of Santiago Galaz to finance part of his investment in Securitas B-shares. The guarantee was given in accordance with U.S. law.

NOTE 8 SEGMENT REPORTING

The Group's operations are divided into five divisions that provide the operational structure for internal controls, follow-ups and reporting. For both internal and external reporting, each division represent a primary segment. The split of Security Services into Security Services USA and Security Services Europe reflects both the internal operational structure as well as the differences between the risks and rates of return within the two segments. The secondary segments consist of the three main geographical areas in which the Group is active: Nordic region, Europe excluding Nordic region and USA. In addition to this the operations outside these regions are included in Rest of world. Security Services USA offers specialized services for permanent guarding and mobile services, special events, consulting and investigation. Operations are developed for small, medium and large regional customers, as well as nationwide and global customers. The organization is divided into 13 regions, 100 areas and 650 branch offices. Security Services Europe offers complete security solutions for both large and small customers. The business is divided into Permanent guarding, Transport aviation security, Mobile services and Alarm monitoring. The division operates in 19 countries with 145 areas and 895 local branches. Securitas Systems works with the integration of security systems and offers complete security solutions for customers with high security demands within market segments such as banking, industry and retail. Services are based on modern technology and concepts include access control, CCTV, intrusion and fire systems. The division operates in 12 countries in Europe and in the USA. Direct offers high security for homes and small businesses. It is a comprehensive service with 24-hour monitoring and intervention. The alarm product includes installation, secure transmission and advanced verification, and is designed for ease of use. The division currently operates in nine European countries. Cash Handling Services offers secure and efficient cash distribution, processing and recycling solutions for financial institutions, retailers and other commercial enterprises through an international network of 440 branch offices in ten European countries and in the USA. Other comprises the general administrative expenses and other expenses that arise at the consolidated level and relate to the Group as a whole. The geographical split represents various levels of market development in terms of wages, employee turnover, product mix, market growth and profitability. The total sales for the geographical split of sales are given by the location of the sales. The location of the sales in all material aspects corresponds to the location of the customers.

All segments follow the accounting principles presented in Note 1. The segment reporting follows the format of the Securitas' financial model since this is the basis for financial planning and reporting from Branch office level up to the Board of Directors. Acquisitions are for all material purchases broken down by division and presented in the Financial overview under the heading Acquisitions and divestitures. Comparatives for 2004 have been adjusted to reflect the transfer of Canada and Mexico from Security Services Europe to Security Services USA, the transfer of operations within the third-party alarm monitoring from Securitas Systems and Direct to Security Services Europe as well as the transfer of Direct Switzerland to Other.

CONT. NOTE 8 SEGMENT REPORTING

Primary segments and divisional overview

Income

	Security Services USA		Security Services Europe		Securitas Systems		Direct		Cash Handling Services		Other		Eliminations[1]		Group	
MSEK	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004
Sales, external	21,616	20,017	24,757	23,084	5,331	4,327	2,701	2,144	11,566	10,073	43	42	–	–	66,014	59,687
Sales, intra-group	–	–	239	205	467	397	5	4	15	9	–	–	–726	–615	–	–
Total sales	**21,616**	**20,017**	**24,996**	**23,289**	**5,798**	**4,724**	**2,706**	**2,148**	**11,581**	**10,082**	**43**	**42**	**–726**	**–615**	**66,014**	**59,687**
Organic sales growth, %	*4*	*–2*	*5*	*4*	*6*	*1*	*23*	*28*	*2*	*5*	–	–	–	–	*5*	*3*
Operating income before amortization	1,080	982	1,873	1,849	669	554	258	201	680	714	–259	–274	–7	–	4,294	4,026
Operating margin, %	*5.0*	*4.9*	*7.5*	*7.9*	*11.5*	*11.7*	*9.5*	*9.4*	*5.9*	*7.1*	–	–	–	–	*6.5*	*6.7*
Amortization of acquisition related intangible fixed assets	–33	–34	–40	–26	–16	–9	–9	–6	–25	–25	0	0	–	–	–123	–100
Acquisition related restructuring costs	–	–1	–1	–21	–34	–3	–	–	0	–1	–	–	–	–	–35	–26
Operating income after amortization	1,047	947	1,832	1,802	619	542	249	195	655	688	–259	–274	–7	–	4,136	3,900
Financial income and expense	–	–	–	–	–	–	–	–	–	–	–487	–516	–	–	–487	–516
Share of income in associated companies	–	–	–	–	–	–	–	–	–	–	12	–			12	–
Income before taxes	–	–	–	–	–	–	–	–	–	–	–	–	–	–	3,661	3,384
Taxes	–	–	–	–	–	–	–	–	–	–	–950	–855	2	–	–948	–855
Net income for the year	–	–	–	–	–	–	–	–	–	–	–	–	–	–	**2,713**	**2,529**

Operating cash flow

	Security Services USA		Security Services Europe		Securitas Systems		Direct		Cash Handling Services		Other		Eliminations		Group	
MSEK	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004
Operating income before amortization	1,080	982	1,873	1,849	669	554	258	201	680	714	–259	–274	–7	–	4,294	4,026
Investment in fixed assets	–177	–123	–606	–629	–147	–118	–577	–443	–674	–644	–39	–13	–	–	–2,220	–1,970
Reversal of depreciation	161	104	584	526	123	106	316	236	733	614	32	27	–	–	1,949	1,613
Change in operating capital employed	–77	–145	65	–14	–182	128	–16	42	167	–187	85	137	7	–	49	–39
Cash flow from operating activities	**987**	**818**	**1,916**	**1,732**	**463**	**670**	**–19**	**36**	**906**	**497**	**–181**	**–123**	–	–	**4,072**	**3,630**
Cash flow from operating activities, %	*91*	*83*	*102*	*94*	*69*	*121*	*–7*	*18*	*133*	*70*	*70*	*45*	–	–	*95*	*90*

Capital employed and financing

	Security Services USA		Security Services Europe		Securitas Systems		Direct		Cash Handling Services		Other		Eliminations[1]		Group	
MSEK	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004
Operating fixed assets	740	543	2,106	1,978	355	312	815	843	2,843	2,887	112	147	–173	–187	6,798	6,523
Accounts receivable	3,463	2,680	4,229	3,710	1,471	1,117	234	232	1,330	1,287	5	6	–370	–204	10,362	8,828
Other assets	214	205	588	592	606	488	714	299	832	880	2,508	2,245	–249	–211	5,213	4,498
Other liabilities	3,078	2,490	5,492	4,688	1,533	1,342	660	543	2,589	2,333	1,626	2,314	–787	–602	14,191	13,108
Total operating capital employed	**1,339**	**938**	**1,431**	**1,592**	**899**	**575**	**1,103**	**831**	**2,416**	**2,721**	**999**	**84**	**–5**	–	**8,182**	**6,741**
Goodwill	6,873	5,831	5,587	4,962	2,424	1,936	51	13	2,848	2,551	9	9	–	–	17,792	15,302
Acquistion related intangible fixed assets	38	42	290	100	224	208	55	13	31	69	1	1	–	–	639	433
Shares in associated companies	–	–	–	–	–	–	–	–	–	–	179	–	–	–	179	–
Total capital employed	**8,250**	**6,811**	**7,308**	**6,654**	**3,547**	**2,719**	**1,209**	**857**	**5,295**	**5,341**	**1,188**	**94**	**–5**	–	**26,792**	**22,476**
Operating capital employed as % of sales	*6*	*5*	*6*	*7*	*15*	*11*	*41*	*39*	*21*	*24*	–	–	–	–	*12*	*11*
Return on capital employed, %	*13*	*14*	*26*	*28*	*19*	*20*	*21*	*24*	*13*	*13*	–	–	–	–	*16*	*18*
Net debt	–	–	–	–	–	–	–	–	–	–	11,945	10,633	–	–	11,945	10,633
Shareholders' equity	–	–	–	–	–	–	–	–	–	–	14,852	11,843	–5	–	14,847	11,843
Total financing	–	–	–	–	–	–	–	–	–	–	**26,797**	**22,476**	**–5**	–	**26,792**	**22,476**
Net debt equity ratio/multiple	–	–	–	–	–	–	–	–	–	–	–	–	–	–	*0.80*	*0.90*

[1] Eliminations shows the impact of eliminating internal profit relating to sales of alarm installations that are used in combi contracts. This elimination has in previous years not been disclosed separately.

Secondary segments and geographical information

	Total sales		Assets		Investments in fixed assets	
MSEK	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004
Nordic region	9,637	8,870	10,833	9,836	–715	–761
Europe excluding Nordic region	30,171	26,684	19,389	16,213	–1,132	–944
USA	24,679	22,876	15,488	12,443	–356	–255
Rest of world	1,527	1,257	579	351	–17	–10
Group	**66,014**	**59,687**	**46,289**	**38,843**	**–2,220**	**–1,970**

NOTE 9 ALLOCATION OF REVENUE

Sales

The Group's revenue is generated from different kinds of security services and the sale of alarm products. The breakdown of sales by division is provided in Note 8, Segment reporting.

Financial income and expenses

Interest income and borrowing costs are accounted in the statement of income in the period to which they are attributable. Financial income and expenses are specified in Note 13.

NOTE 10 OPERATING EXPENSES

Income statement classified according to type of cost in summary

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Total sales	**66,013.6**	**59,686.6**	**59,686.6**
Salaries (Note 11)	–38,422.3	–32,071.3	–32,071.3
Social benefits (Note 11)	–9,314.9	–8,132.3	–8,132.3
Depreciation and amortization (Note 12, 16, 17, 18, 19)	–2,042.3	–1,712.6	–2,794.8
Bad debt losses (Note 24)	–119.0	–93.9	–93.9
Other operating expenses	–11,979.1	–13,776.2	–13,749.7
Total operating expenses	**–61,877.6**	**–55,786.3**	**–56,842.0**
Operating income	**4,136.0**	**3,900.3**	**2,844.6**

Audit fees and reimbursements

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
PricewaterhouseCoopers			
– audit assignments	46.7	41.5	41.5
– other assignments[1]	47.3	62.7	62.7
Total PricewaterhouseCoopers	**94.0**	**104.2**	**104.2**
Other auditors			
– audit assignments	5.5	6.4	6.4
Total	**99.5**	**110.6**	**110.6**

[1] Other assignments by PricewaterhouseCoopers includes fees for audit related advice on accounting including IFRS, IT, tax, acquisitions and treasury matters.

Operating leasing contracts and rental contracts

Fees paid during the year for operating leases for buildings, vehicles and machinery and equipment amounted to MSEK 1,022.0 (893.5 and 893.5). The nominal value of contractual future leasing fees is distributed as follows:

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Maturity < 1 year	1,031.0	792.5	792.5
Maturity 1–5 years	2,585.8	1,924.6	1,924.6
Maturity > 5 years	362.2	1,715.5	1,715.5

Exchange rate differences, net[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Exchange rate differences included in Operating income amounted to:	0.4	–0.8	–0.8

[1] Exchange rate differences included in financial items are reported in Note 13.

NOTE 11 PERSONNEL

Average number of yearly employees; distribution between women and men

	Women			Men			Total		
	IFRS 2005	IFRS 2004	Swedish GAAP 2004	IFRS 2005	IFRS 2004	Swedish GAAP 2004	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Nordic region	4,130	3,643	3,643	11,358	10,797	10,797	15,488	14,440	14,440
Europe excl. Nordic region	17,740	16,380	16,380	69,123	65,835	65,835	86,863	82,215	82,215
USA	25,272	25,554	25,554	76,056	73,371	73,371	101,328	98,925	98,925
Rest of world	1,354	1,108	1,108	11,954	9,465	9,465	13,308	10,573	10,573
Total	**48,496**	**46,685**	**46,685**	**168,491**	**159,468**	**159,468**	**216,987**	**206,153**	**206,153**

In 2005, the number of Board members and Presidents were 197 (203 and 203), of which 17 (13 and 13) were women.

Staff costs for board of directors and presidents

	IFRS 2005			IFRS 2004			Swedish GAAP 2004			Of which bonuses		
MSEK	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Nordic region	52.6	21.3	(5.5)	51.8	19.9	(6.3)	51.8	19.9	(6.3)	16.0	13.6	13.6
Europe excl. Nordic region	112.6	21.7	(4.1)	107.2	20.1	(3.3)	107.2	20.1	(3.3)	31.3	29.7	29.7
USA	99.0	19.1	(9.5)	53.9	13.1	(7.5)	53.9	13.1	(7.5)	36.6	9.7	9.7
Rest of world	7.1	1.2	(0.2)	4.3	0.8	(0.3)	4.3	0.8	(0.3)	1.2	1.4	1.4
Total	**271.3**	**63.3**	**(19.3)**	**217.2**	**53.9**	**(17.4)**	**217.2**	**53.9**	**(17.4)**	**85.1**	**54.4**	**54.4**

Staff costs for other employees

	IFRS 2005			IFRS 2004			Swedish GAAP 2004		
MSEK	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)
Nordic region	4,464.9	1,251.5	(274.7)	3,942.1	1,180.0	(236.9)	3,942.1	1,180.0	(236.9)
Europe excl. Nordic region	14,517.9	4,867.9	(236.0)	12,655.1	4,347.0	(174.3)	12,655.1	4,347.0	(174.3)
USA	17,987.8	2,876.6	(–5.2)	14,415.1	2,367.9	(2.4)	14,415.1	2,367.9	(2.4)
Rest of world	1,180.4	255.6	(9.7)	841.8	183.5	(4.8)	841.8	183.5	(4.8)
Total	**38,151.0**	**9,251.6**	**(515.2)**	**31,854.1**	**8,078.4**	**(418.4)**	**31,854.1**	**8,078.4**	**(418.4)**

Total staff costs: board of directors, presidents and other employees

	IFRS 2005			IFRS 2004			Swedish GAAP 2004		
MSEK	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)
Nordic region	4,517.5	1,272.8	(280.2)	3,993.9	1,199.9	(243.2)	3,993.9	1,199.9	(243.2)
Europe excl. Nordic region	14,630.5	4,889.6	(240.1)	12,762.3	4,367.1	(177.6)	12,762.3	4,367.1	(177.6)
USA	18,086.8	2,895.7	(4.3)	14,469.0	2,381.0	(9.9)	14,469.0	2,381.0	(9.9)
Rest of world	1,187.5	256.8	(9.9)	846.1	184.3	(5.1)	846.1	184.3	(5.1)
Total	**38,422.3**	**9,314.9**	**(534.5)**	**32,071.3**	**8,132.3**	**(435.8)**	**32,071.3**	**8,132.3**	**(435.8)**

A complete list of the average number of yearly employees and salary costs by country is reported in the annual report submitted to the Swedish Patent and Registration Office.
Further information regarding the Group's pensions and other long-term employee benefits can be found in Note 31.

NOTE 12 DEPRECIATION AND AMORTIZATION

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Other intangible fixed assets	87.6	73.0	105.1
Buildings	44.1	40.7	40.7
Machinery and equipment	1,788.1	1,499.3	1,499.3
Total depreciation and amortization	**1,919.8**	**1,613.0**	**1,645.1**

In addition to amortization of intangible and tangible assets fixed assets according to above, the consolidated statement of cash flow includes an additional MSEK 28.8 relating to the expensing of capitalized commission fees that are included on the line depreciation.

Depreciation and amortization for the year is distributed in the statement of income as per below:

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Production expenses	1,399.3	1,098.3	1,102.4
Selling and administrative expenses	520.5	514.7	542.7
Total depreciation and amortization	**1,919.8**	**1,613.0**	**1,645.1**

Amortization of goodwill for 2004 according to Swedish GAAP is provided in Note 16.
Amortization of acquisition related intangible fixed assets is provided in Note 17.

NOTE 13 FINANCE NET

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Interest income	277.6	189.5	189.5
Exchange rate differences, net[1]	4.3	–	–
Revaluation of financial instruments (IAS 39)	36.2	–	–
Financial income	**318.1**	**189.5**	**189.5**

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Interest expense[2]	–756.5	–648.4	–623.8
Exchange rate differences, net[1]	–	–2.9	–2.9
Securitization costs[2]	–	–	–24.6
Other items, net	–48.5	–54.8	–54.8
Financial expenses	**–805.0**	**–706.1**	**–706.1**
Share in income of associated companies[3]	**11.8**	**–**	**–**
Finance net	**–475.1**	**–516.6**	**–516.6**
Of which revaluations estimated with the use of valuation methods	36.2	–	–

[1] Exchange rate differences included in operating income are reported in Note 10.
[2] According to IFRS interest expenses include MSEK -24.6 which according to Swedish GAAP had been classified as Securitization costs.
[3] Share in income of associated companies refers to Securitas Employee Convertible 2002 S.A. For further information, refer to Note 20.

NOTE 14 TAXES

Statement of income
Tax expense

MSEK	IFRS 2005	%	IFRS 2004	%	Swedish GAAP 2004	%
Tax on income before taxes						
– current taxes	–934.2	–25.5	–795.0	–23.5	–795.0	–34.1
– deferred taxes	–14.1	–0.4	–60.2	–1.8	–65.4	–2.9
Total tax expense	**–948.3**	**–25.9**	**–855.2**	**–25.3**	**–860.4**	**–37.0**

The Swedish corporate tax rate was 28 percent in 2005 and 2004. The total tax rate on income before taxes was 25.9 percent (25.3 and 37.0).

Difference between statutory Swedish tax rate and actual tax expense for the Group

MSEK	IFRS 2005	%	IFRS 2004	%	Swedish GAAP 2004	%
Tax based on Swedish tax rate	–1,025	–28.0	–947	–28.0	–652	–28.0
Difference between tax rate in Sweden and weighted tax rates for foreign subsidiaries	132	3.6	80	2.4	80	3.4
Amortization of goodwill, non-deductible					–304	–13.1
Tax related to previous years	–29	–0.6	19	0.5	19	0.8
Other non-deductible/tax exempt, net	–26	–0.9	–7	–0.2	–3	–0.1
Actual tax charge	**–948**	**–25.9**	**–855**	**–25.3**	**–860**	**–37.0**

Provisions have been allocated in the Group for estimated taxes on expected dividends from subsidiaries to the Parent Company in the subsequent year. No allocations have been made for tax expenses that may arise from the distribution of the remaining disposable income in subsidiaries and are estimated at MSEK 9 (Canada).

Balance sheet

Deferred tax assets and deferred tax liabilities were attributable to:

Deferred tax assets	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Pension provisions and staff-related liabilities	549.9	441.4	441.4
Liability insurance-related claims reserves	51.1	41.7	41.7
Tax loss carryforwards	665.3	406.3	406.3
Tax-deductible goodwill	243.9	246.2	246.2
Machinery and equipment	7.9	30.6	30.6
Other temporary differences	303.7	275.4	276.0
Total deferred tax assets	**1,821.8**	**1,441.6**	**1,442.2**
Net accounting[1]	**–221.6**	**–**	**–**
Total deferred tax assets according to balance sheet	**1,600.2**	**1,441.6**	**1,442.2**
Deferred tax liabilities	*2005*	*2004*	*2004*
Pension provisions and staff-related liabilities	47.1	24.5	24.5
Acquisition related intangible fixed assets	103.4	66.1	–
Machinery and equipment	204.4	112.2	112.2
Other temporary differences	294.4	272.1	272.1
Total deferred tax liabilities	**649.3**	**474.9**	**408.8**
Net accounting[1]	**–221.6**	**–**	**–**
Total deferred tax liabilities according to balance sheet	**427.7**	**474.9**	**408.8**
Deferred tax assets/liabilities, net	**1,172.5**	**966.7**	**1,033.4**

Current tax assets/liabilities	2005	2004	2004
Current tax assets	307.6	266.9	266.9
Current tax liabilities	622.7	818.4	818.4
Current tax assets/liabilities, net	**–315.1**	**–551.5**	**–551.5**

Changes in deferred taxes between 2004 and 2005 are explained by items recognized in the statement of income and exchange rate differences.
There are no unrecognized temporary differences related to associated companies or joint ventures.
Long-term items except deferred taxes are reported in Note 32.
[1] Deferred tax assets and liabilities are since 2005 reported in the balance sheet partly on a net basis after considering the set-off possibilities.

Tax loss carryforwards

Subsidiaries in Sweden and primarily in Germany, Denmark and UK had tax loss carryforwards of MSEK 2,120 (1,211 and 1,211) at December 31, 2005. These tax loss carryforwards expire as follows.

Tax loss carryforwards	
2008	8
2010	2
Unlimited duration	2,110
Total tax loss carryforwards	**2,120**

On December 31, 2005, the total tax loss carryforwards generated deferred tax assets of MSEK 665 (406 and 406). The tax loss carryforwards can be utilized to reduce future taxable income. Their future utilization does not mean a lower tax charge for the Group.

Deferred tax effects on items posted directly to shareholders' equity

Deferred tax effects on items posted directly to shareholders' equity amount to MSEK 213 (69 and 69).

NOTE 15 ACQUISITIONS AND DIVESTMENTS OF SUBSIDIARIES AND IMPAIRMENT TESTING

Acquisitions and divestments of subsidiaries

Acquisition calculations can be subject to final adjustments up to one year after the date of acquisition.

MSEK	Purchase price[1]	Acquired net debt	Enterprise value[2]	Goodwill[3]	Acquisition related intangible fixed assets	Operating capital employed	Adjustment capital loss	Total capital employed
BDM, Switzerland	–42.8	20.5	–22.3	–22.0	–2.9	2.6	–	–22.3
Alert Services Holding, Belgium	–451.5	–	–451.5	–342.0	–140.0	30.5	–	–451.5
ESES, Spain	–27.4	–	–27.4	–2.9	–6.0	–18.5	–	–27.4
Wornall Electronics Inc., USA	–1.1	–5.8	–6.9	–10.9	–	4.0	–	–6.9
Bell, UK	–	–	–	–63.0	–	63.0	–	–
Hamilton Pacific L.P., USA	–280.9	1.5	–279.4	–239.9	–9.9	–29.6	–	–279.4
AIPAA, Argentina	–17.3	2.5	–14.8	–	–11.8	–3.0	–	–14.8
Black Star, Spain	–235.7	7.2	–228.5	–85.6	–76.0	–66.9	–	–228.5
Cash Handling Services, Eastern Europe	77.4	11.5	88.9	8.9	–	89.0	–9.0	88.9
Cash Handling Services, Germany	27.9	–8.4	19.5	96.3	25.5	48.3	–150.6	19.5
Other acquisitions and adjustments[4]	13.3	4.5	17.8	135.7	–37.9	–80.0	–	17.8
Total acquisitions and divestitures	**–938.1**	**33.5**	**–904.6**	**–525.4**	**–259.0**	**39.4**	**–159.6**	**–904.6**
Liquid assets according to acquisition analyses	38.3	–	–	–	–	–	–	–
Total effect on the Group's liquid assets	**–899.8**							

[1] Price paid to seller.
[2] Purchase price plus acquired net debt.
[3] Total increase in consolidated goodwill.
[4] Securitconsult, Switzerland, Franceval-Sofigem, France, TCV Image & Control, Spain, Irmas B.V., the Netherlands, PSI Beveiliging, the Netherlands, contract portfolios, Services USA and Services Europa, adjustment of goodwill (Burns), USA, divestment of Globe, USA.

In the statement of cash flow the line Acquisition of subsidiaries amount to MSEK –1,174.9. The item consists of:

MSEK	
Purchase price according to the table above	–938.1
Assumed net debt according to the table above	33.5
Payment of tax booked as a provision in connection with the acquisition of Burns	–270.3
Total acquisitions of subsidiaries according to the statement of cash flow	**–1,174.9**

Acquisitions

BDM, Switzerland

In January 2005 Securitas acquired BDM with activities in systems installations and monitoring in the Geneva region. The company, which is a high quality systems provider with a strong position on video surveillance, had at the time of the acquisition, forecasted annual sales at the prevailing rate of exchange of MCHF 4.2 (MSEK 24). The acquisition is included in the Securitas Group as from January 1, 2005 with an enterprise value of MCHF 3.8 (MSEK 23). The acquisition will significantly strengthen the installation and alarm monitoring capabilities of Securitas' operations in Switzerland.

Alert Services Holding, Belgium

In April 2001 Securitas Direct signed an agreement with Belgacom S.A. to combine their respective small alarms operations in the Benelux and France. The transaction was completed in three steps. As a first step, Securitas contributed its Belgian alarm operations and received a 5 percent minority interest in Alert Services Holding S.A. (ASH). As a second step in 2002, Securitas transferred its French small alarms operations to ASH and received in return additional ASH shares which resulted in a 72 percent majority shareholding in the company. These two steps did not include any exchange of cash. ASH was consolidated in the Securitas Group as from March 1, 2002.

On January 14, 2005 Securitas announced that Belgacom has exercised its option to sell its remaining shares in ASH for MEUR 50 (MSEK 452). Through this third step, Securitas acquired the remaining 28 percent of the shares in ASH. This completed the Belgacom transaction that has strengthened Securitas small alarm position in the Belgian and Dutch markets. ASH is now a wholly owned subsidiary of Securitas with sales of approximately MEUR 23 (MSEK 207) and with 91,000 alarm connections in the Benelux area.

Acquisition of minority interest in Alert Services Holding
Acquisition calculation per January 14.

MSEK	Purchase price allocation
Other liabilities[1]	48.4
Total operating capital employed	**–48.4**
Goodwill from the acquisition	342.0
Other acquisition related intangible fixed assets	140.0
Total capital employed	**433.6**
Minority interest	17.9
Purchase price[2]	**451.5**

[1]Refers to deferred tax calculated on Other acquisition related intangible fixed assets.
[2]No acquisition costs have been paid in connection with the acquisition of the minority interest.

Alert Services Holding is included in the Securitas Group as from March 1, 2002.
The impact on the Group's liquid assets correspond to the purchase price paid.

ESES, Spain

In February, Securitas Systems in Spain acquired the operations of ESES (Empresa de Servicios Especializados de Seguridad S.A.) with nationwide installation and servicing of security systems in Spain. The company had, at the time of the acquisition, forecasted annual sales at the prevailing rate of exchange of MEUR 8 (MSEK 73) in 2005. The operations have 130 employees and the enterprise value of the acquisition is MEUR 3.0 (MSEK 27). The service and monitoring contract portfolio accounts for 25 percent of total sales.

Acquisition related restructuring costs has amounted to MEUR –1.7 (MSEK –16) for ESES as per December 31 2005.

After the acquisition Securitas Systems in Spain will have annual sales of MEUR 74 (MSEK 672) and 700 employees in 30 branches throughout Spain.

The acquisition allows Securitas Systems to increase its presence in different market segments and thus broaden the offer of specialized products and services to its customers.

Wornall Electronics Inc., USA

In April 2005, Securitas Systems in the USA acquired Wornall Electronics Inc., the market leader in Kansas City. Wornall installs and services security systems in the Kansas City and New Jersey markets. The company had, at the time of the acquisition, forecasted annual sales at the prevailing rate of exchange of MUSD 5 (MSEK 35) in 2005 and 27 employees. The enterprise value of the acquisitions amounts to MUSD 1 (MSEK 7).

This acquisition allows Securitas Systems to establish a strong local market presence in Kansas City and New Jersey. The New Jersey operation has the capacity to service the metro New York City market. These two operations will give Securitas Systems access to new markets and increase the footprint to further support the national customer market segment in the USA.

Bell, UK

A fair value adjustment regarding Bell Tech Australia, which is treated as an asset held for sale and not consolidated, has increased goodwill for the remaining operations of Bell with MSEK 62. Bell Tech Australia has been treated as an asset held for sale from the time of the acquisition of Bell and it has been the management's intention to dispose of Bell Tech Australia since this time. Bell Tech Australia is carried at fair value less costs to sell and is valued at MSEK 0. Share options in Bell UK exercised during 2005 has increased goodwill with a further MSEK 1, bringing the total increase in goodwill to MSEK 63. These are the final adjustments to the Bell acquisition calculation.

CONT. NOTE 15 ACQUISITIONS AND DIVESTMENTS OF SUBSIDIARIES AND IMPAIRMENT TESTING

Hamilton Pacific, USA

On October 7, Securitas Systems in the USA acquired Hamilton Pacific L.P., Pasadena, CA. Hamilton Pacific is one of the leading providers of security solutions to banks and financial institutions in the USA. It has a leading position in California with 15 additional locations throughout the USA serving up to 22 states. Hamilton Pacific is providing electronic security systems, bank security equipment, vaults and ATMs to many of the major financial institutions. The company had, at the time of the acquisition, forecasted annual sales at the prevailing rate of exchange of MUSD 46 (MSEK 366) with an employee base of 225. The company is profitable and has contributed positively to the result before tax of the Securitas Group in 2005. The enterprise value of the acquisition is MUSD 35 (MSEK 279), goodwill from the acquisition is MUSD 30 (MSEK 240) and acquisition related restructuring costs are estimated to MUSD 1 (MSEK 8).

The acquisition establishes Securitas Systems in the USA not only as a provider of security solutions for large and medium sized financial offices like headquarters and regional offices, but also as a provider of security solutions and services for their branch networks throughout major parts of the USA. This acquisition thereby becomes an important part in the Securitas Systems U.S. strategy to specialize operations. This is comparable to the situation in Europe where Securitas Systems is the leading provider to the financial sector in some of the larger countries as well as in the Nordic region. After the acquisition Securitas Systems will have sales of MUSD 110 (MSEK 847) in the USA.

Acquisition of the business in Hamilton Pacific L.P.
Balance Sheet in summary at the time of purchase October 7.

MSEK	Book value acquisition balance	Fair value adjustment and purchase price alloc.	Fair value acquisition balance
Operating fixed assets	7.1	–	7.1
Accounts receivable	63.3	-3.1	60.2
Other assets	24.9	-9.6	15.3
Other liabilities	51.4	1.6	53.0
Total operating capital employed	**43.9**	**-14.3**	**29.6**
Goodwill from the acquisition	–	239.9	239.9
Other acquisition related intangible fixed assets	–	9.9	9.9
Total capital employed	**43.9**	**235.5**	**279.4**
Net debt	1.5	–	1.5
Total acquired net assets	**45.4**	**235.5**	**280.9**
Purchase price[1]	–	–	-280.9
Liquid assets according to acquisition calculations	–	–	1.5
Total impact on the Group's liquid assets	**–**	**–**	**-279.4**

[1]Whereof acquisition costs of MSEK 3.9.

The acquisition of Hamilton Pacific L.P. relates to the business and certain assets and liabilities.
The acquisition has contributed to Total sales with MSEK 107.5 and to Net income for the year with MSEK 3.3.
The acquisition whould, if it had been consolidated from January 1, 2005, have contributed to Total sales with MSEK 349.5 and to Net income for the year with MSEK 9.8.

AIPAA, Argentina

In November 2005 Securitas acquired AIPAA in Argentina. The company is a high quality provider of guard services in the Buenos Aires region and had, at the time of the acquisition, forecasted annual sales at the prevailing rate of exchange of MARS 22 (MSEK 52) and 1,000 employees. The enterprise value of the acquisition is MARS 6 (MSEK 15).

After the acquisition Securitas has annual sales of MARS 108 (MSEK 281) and 3,700 employees in Argentina.

Black Star, Spain

In December 2005 Securitas acquired Black Star in Spain, which is the leading private security company in the Andalucia region. With the acquisition, Securitas is strengthening its position in the provinces of Andalucia, as well as in Madrid, Barcelona and Murcia.

The company had, at the time of the acquisition, forecasted annual sales at the prevailing rate of exchange of MEUR 49 (MSEK 462) in 2005 with approximately 2,000 employees. The enterprise value of the acquisition is MEUR 24 (MSEK 229) and will be included in Securitas from December 15, 2005.

After the acquisition Securitas in Spain will have sales of MEUR 440 (MSEK 4,150) within the guarding operation. Total sales for all Securitas activities in Spain will be MEUR 760 (MSEK 7,170) with more than 20,000 employees.

Acquisition of Black Star.
Balance Sheet in summary at the time of purchase December 15.

MSEK	Book value acquisition balance	Fair value adjustment and purchase price alloc.	Fair value acquisition balance
Operating fixed assets	4.8	–	4.8
Accounts receivable	144.7	–	144.7
Other assets	10.9	–	10.9
Other liabilities	66.1	26.6	92.7
Total operating capital employed	**94.3**	**-26.6**	**67.7**
Goodwill from the acquisition	–	85.6	85.6
Other acquisition related intangible fixed assets	–	76.0	76.0
Total capital employed	**94.3**	**135.0**	**229.3**
Net debt	7.2	–	7.2
Total acquired net assets	**101.5**	**135.0**	**236.5**
Purchase price[1]	–	–	-236.5
Liquid assets according to acquisition calculations	–	–	10.7
Total impact on the Group's liquid assets	**–**	**–**	**-225.8**

[1]Whereof acquisition costs of MSEK 1.1.

The acquisition of Black Star was of all shares in the company.
The acquisition has contributed to Total sales with MSEK 20.3 and to Net income for the year with MSEK 0.6.
The acquisition whould, if it had been consolidated from January 1, 2005, have contributed to Total sales with MSEK 483.4 and to Net income for the year with MSEK 21.8.

Divestments

Divestment of Cash Handling Services in Eastern Europe

Securitas has divested its cash handling services operations in Poland, Hungary and the Czech Republic to Brinks Inc., representing annual sales of MSEK 177. The disposal has impacted the net debt positively by MSEK 89. The operating income in the divested units has had no material impact on Group operating income. The divestment is done in order to enhance the focus on the U.S. and Western Europe cash handling services business.

Securitas remains active in the guarding business in Poland, Hungary and the Czech Republic, which represents annual sales of MSEK 340. The capital loss from the divestment amounts to MSEK –10.

Divestment of Cash Handling Services in Germany

In November 2005, Securitas divested its German cash handling operation to the German company Heros. Securitas main activity in Germany, which is not affected by the agreement, is security services and security systems with total sales 2005 of MEUR 430 (MSEK 4,100).

Securitas entered the German cash handling market through the acquisition of Protectas in 1992. The German cash handling operation has total sales of MEUR 62 (MSEK 590) and has never reached sufficient size or profitability.

After the divestment Securitas Cash Handling Services has total annual sales of MSEK 11,000 and activities in 10 countries in Europe and in USA.

The transaction resulted in a net capital loss of MEUR –16 (MSEK –151). This excludes the operating loss for Cash Handling Services activities in Germany which was MEUR –6 (MSEK –60) in 2005.

Divestment of remaining Globe activities in the USA

In December 2005 Securitas divested its airport security operations in the USA, representing annual sales of MUSD 55 (MSEK 426). Globe was divested in order to exit a non-core business within Security Services USA that has been slowed by the federalization of pre-board passenger screening and prohibitive cost structures. The operating income from U.S. airport security operations has had no material impact on Group operating income.

Impairment testing

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU), that is, per country in a division.

Goodwill is distributed, according to this allocation, summarized per segment according to the following:

MSEK	2005	2004
Security Services USA	6,872.7	5,831.1
Security Services Europe	5,587.2	4,961.7
Securitas Systems	2,424.0	1,936.5
Direct	50.8	12.9
Cash Handling Services	2,848.4	2,550.7
Other	9.3	9.0
Total goodwill	**17,792.4**	**15,301.9**

Goodwill is tested on an annual basis for possible impairment. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Value in use is measured as expected future discounted cash flows.

The cash flows have been based on financial plans that have been established by Group Management and that have been approved by the Board of Directors and that normally cover a period of five years.

Cash flows beyond this point have been extrapolated using an estimated growth rate. For Securitas Systems, Direct and Cash Handling Services, this growth rate is estimated to be somewhat higher than for Security Services USA and Security Services Europe.

The calculation of value in use necessitates that a number of assumptions and estimates are made. The main assumptions concern the organic sales growth, the development of the operating margin and the necessary operating capital employed requirement as well as the relevant Weighted Average Cost of Capital (WACC) rate used to discount future cash flows.
The assumptions and estimates that has formed the base for the impairment testing is shown in summary per segment according to the follwing:

	Estimated growth rate beyond forecasted period, %	WACC, %
Security Services USA (including Canada and Mexico)	2.0	8.9–13.1
Security Services Europe	2.0	7.5–13.8
Securitas Systems	2.5	8.4–9.2
Direct	3.0	7.4–8.7
Cash Handling Services	2.5	7.4–9.2

The impairment testing of all Cash Generating Units took place during the third quarter 2005.

The result of the impairment testing for goodwill showed that there is no impairment for goodwill. Consequently no impairment losses have been recognized regarding goodwill.

NOTE 16 GOODWILL

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Opening balance	15,301.9	14,660.2	19,744.5
Capital expenditures	630.6	1,621.5	1,815.2
Divestitures	–105.2	–12.4	–12.4
Opening amortization	–	–	–4,966.7
Amortization for the year	–	–	–1,149.7
Translation difference	1,965.1	–967.4	–922.6
Total Goodwill	**17,792.4**	**15,301.9**	**14,508.3**

NOTE 17 ACQUISITION RELATED INTANGIBLE FIXED ASSETS[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Opening balance	529.8	307.6	–
Capital expenditures	285.0	244.2	–
Divestitures	–48.5	–	–
Translation difference	84.3	–22.0	–
Closing accumulated balance	**850.6**	**529.8**	**–**
Opening amortization	–96.6	–	–
Divestitures	22.5	–	–
Amortization for the year	–122.5	–99.6	–
Translation difference	–15.5	3.0	–
Closing accumulated amortization	**–212.1**	**–96.6**	**–**
Closing residual value	**638.5**	**433.2**	**–**

[1] The balance consists mainly of contract portfolios and related customer relations.

NOTE 18 OTHER INTANGIBLE FIXED ASSETS[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Opening balance	450.0	318.2	588.8
Capital expenditures	110.1	101.6	110.3
Sales/disposals	–34.4	–26.7	–26.7
Reclassification	–	65.2	65.2
Translation difference	92.0	–8.3	–10.2
Closing accumulated balance	**617.7**	**450.0**	**727.4**
Opening amortization	–181.4	–123.5	–204.1
Sales/disposals	23.0	26.2	26.2
Reclassification	–	–18.8	–18.8
Amortization for the year	–87.6	–73.0	–105.1
Translation difference	–58.4	7.7	6.3
Closing accumulated amortization	**–304.4**	**–181.4**	**–295.5**
Closing residual value	**313.3**	**268.6**	**431.9**

[1] The balance consists mainly of software licences with a closing residual value of MSEK 239.5 (198.5 and 198.5) and of renting rights and other similar rights with a closing residual value of MSEK 36.4 (28.7 and 28.7). Under Swedish GAAP in 2004 certain contract portfolios that were reclassified to acquisition related intangible fixed assets as well as other intangible fixed assets that were reclassified to goodwill were also included. For further information, refer to Note 37.

NOTE 19 TANGIBLE FIXED ASSETS

	Buildings and land[1,3]			Machinery and equipment[2,3]		
MSEK	IFRS 2005	IFRS 2004	Tidigare principer 2004	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Opening balance	1,369.6	1,324.1	1,324.1	10,431.0	8,837.3	8,837.3
Capital expenditures	32.3	156.4	156.4	1,888.4	2,394.1	2,394.1
Sales/disposals	–127.5	–37.1	–37.1	–1,204.9	–535.0	–535.0
Reclassification	–27.7	–51.9	–51.9	27.7	–88.8	–88.8
Translation difference	89.1	–21.9	–21.9	764.9	–176.6	–176.6
Closing accumulated balance	**1,335.8**	**1,369.6**	**1,369.6**	**11,907.1**	**10,431.0**	**10,431.0**
Opening depreciation	–326.4	–335.4	–335.4	–5,654.2	–4,757.0	–4,757.0
Sales/disposals	24.3	26.0	26.0	946.7	392.8	392.8
Reclassification	–0.4	15.0	15.0	0.4	79.3	79.3
Depreciation for the year	–44.1	–40.7	–40.7	–1,788.1	–1,499.3	–1,499.3
Translation difference	–23.5	8.7	8.7	–436.1	130.0	130.0
Closing accumulated depreciation	**–370.1**	**–326.4**	**–326.4**	**–6,931.3**	**–5,654.2**	**–5,654.2**
Closing residual value	**965.7**	**1,043.2**	**1,043.2**	**4,975.8**	**4,776.8**	**4,776.8**
Tax assessment value of properties in Sweden	–	–	–			

[1] The closing residual value of land included in Buildings and land above was MSEK 123.8 (126.1 and 126.1).
[2] Machinery and equipment comprises vehicles, equipment, security equipment (including alarm systems) and IT and telecom equipment.
[3] Whereof closing residual value under finance leases in 2005 for Buildings and land MSEK 122.2 (122.1 and 122.1) and Machinery and equipment MSEK 343.5 (376.4 and 376.4).

NOTE 20 SHARES IN ASSOCIATED COMPANIES

Holdings 2005

Company	Domicile	Share of equity, %	Book value
Securitas Employee Convertible 2002 Holding S.A.	Luxembourg	43.1	178.6
Total shares in associated companies	–	–	**178.6**
Opening balance	–	–	–
Purchase price	–	–	163.8
Reversal of negative goodwill	–	–	11.3
Share of income in associated company	–	–	0.5
Translation differences	–	–	3.0
Closing balance	–	–	**178.6**

After reversing the negative goodwill there is no difference between the book value of the Group and the Group's share of the associated company's equity.

NOTE 21 INTEREST-BEARING FINANCIAL FIXED ASSETS

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Derivatives with positive fair value, long-term[1]	1,117.2	–	–
Other items	49.6	138.2	138.2
Total interest-bearing financial fixed assets	**1,166.8**	**138.2**	**138.2**

[1] For further information regarding financial instruments, refer to Note 5.

NOTE 22 OTHER LONG-TERM RECEIVABLES

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Pension balances, defined benefit plans[1]	113.8	70.6	70.6
Pension balances, defined contribution plans[2]	41.0	–	–
Receivable for Group Management bonus[3]	–	48.9	48.9
Other long-term receivables	388.3	314.5	314.5
Total other long-term receivables	**543.1**	**434.0**	**434.0**

[1] Pension balances refer to assets related to pensions and other long-term employees benefit plans. For further information, refer to Note 31.
[2] Refers to assets relating to a insured pension plan excluding social benefits. For further information, refer to Note 7.
[3] The receivable for Group Management bonus refers to insurance taken out when the bonus program for Group Management was terminated in 1999, at which time the balance was transferred to this single-premium policy. For further information, refer to Note 7.

NOTE 23 INVENTORIES

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Materiel and consumables	496.5	413.2	413.2
Work in progress	257.4	177.7	177.7
Advance payments to suppliers	23.6	17.7	17.7
Total inventories	**777.5**	**608.6**	**608.6**

NOTE 24 ACCOUNTS RECEIVABLE

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Account receivable before deduction of provisions for bad debt losses	10,790.4	9,245.3	7,696.3
Provisions for bad debt losses[1]	–427.9	–417.3	–417.3
Total account receivable	**10,362.5**	**8,828.0**	**7,279.0**

[1] The bad debt losses for the year amounted to MSEK 119.0 (93.8 and 93.8).

NOTE 25 OTHER CURRENT RECEIVABLES

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Current tax assets	307.6	266.9	266.9
Prepaid expenses and accrued income	1,150.5	860.0	860.0
Accrued interest income and prepaid financial expenses	528.1	506.6	506.6
Insurance-related receivables[1]	450.6	600.2	600.2
Receivable for Group Management bonus[2]	–	14.5	14.5
Other items	398.1	200.0	200.0
Total other current receivables	**2,834.9**	**2,448.2**	**2,448.2**

[1] Insurance-related receivables in 2005 includes MSEK 375.4 (366.4 and 366.4) relating to the WELO-project in Cash Handling Services Germany. The receivable has in connection with the disposal been taken over by another company within Cash Handling Services.
[2] The receivable for Group Management bonus refers to insurance taken out when the bonus program for Group Management was terminated in 1999, at which time the balance was transferred to this single-premium policy. For further information, refer to Note 7.

NOTE 26 OTHER INTEREST-BEARING CURRENT ASSETS

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Derivatives with positive fair value, short-term[1]	668.5	–	–
Total other interest-bearing current assets	**668.5**	–	–

[1] For further information regarding financial instruments, refer to Note 5.

NOTE 27 LIQUID ASSETS[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Short-term investments[2]	2,115.5	2,192.1	2,192.1
Cash and bank deposits[3]	1,355.3	928.3	928.3
Total liquid assets	**3,470.8**	**3,120.4**	**3,120.4**

[1] Liquid assets include Short-term investments with a maximum duration of 90 days and Cash and bank deposits.
[2] Short-term investments refer to fixed interest rate bank deposits.
[3] The net position in Group country cash-pool accounts is reported as Cash and bank deposits where netting reflects the legal structure of the arrangement.

NOTE 28 CHANGES IN SHAREHOLDERS' EQUITY

	Shareholders' equity attributable to equity holders of the Parent Company								
MSEK	**Share capital**	**Legal reserve**	**Premium reserve**	**Hedging reserve**	**Translation reserve**	**Retained earnings**	**Total**	**Minority interest**	**Total**
Opening balance 2004 according to IFRS	**365.1**	**695.2**	**6,667.4**	**–**	**–**	**2,966.8**	**10,694.5**	**15.6**	**10,710.1**
Net investment hedges	–	–	–	–	163.8	–	163.8	–	163.8
Translations differences	–	–	–	–	–829.7	–	–829.7	0.3	–829.4
Net income/expenses recognized directly in equity	**–**	**–**	**–**	**–**	**–665.9**	**–**	**–665.9**	**0.3**	**–665.6**
Net income for the year	–	–	–	–	–	2,527.8	2,527.8	0.7	2,528.5
Total change excluding transactions with equity holders	**–**	**–**	**–**	**–**	**–665.9**	**2,527.8**	**1,861.9**	**1.0**	**1,862.9**
Dividend paid to shareholders of the Parent Company	–	–	–	–	–	–730.1	–730.1	–	–730.1
Opening balance 2005	**365.1**	**695.2**	**6,667.4**	**–**	**–665.9**	**4,764.5**	**11,826.3**	**16.6**	**11,842.9**
Effect of change in accounting principle IAS 39	–	–	–	–	–	–2.7	–2.7	–	–2.7
Opening balance 2005 adjusted in accordance with new princple	**365.1**	**695.2**	**6,667.4**	**–**	**–665.9**	**4,761.8**	**11,823.6**	**16.6**	**11,840.2**
Transfer of opening balance Premium reserve	–	6,667.4	–6,667.4	–	–	–	–	–	–
Cash flow hedges net of tax	–	–	–	15.6	–	–	15.6	–	15.6
Tax relating to cash flow hedges	–	–	–	–4.4	–	–	–4.4	–	–4.4
Net investments hedges	–	–	–	–	–544.6	–	–544.6	–	–544.6
Translations differences	–	–	–	–	1,939.2	–	1,939.2	1.3	1,940.5
Net income/expenses recognized directly in equity	**–**	**–**	**–**	**11.2**	**1,394.6**	**–**	**1,405.8**	**1.3**	**1,407.1**
Net income for the year	–	–	–	–	–	2,711.1	2,711.1	1.5	2,712.6
Total change excluding transactions with equity holders	**–**	**6,667.4**	**–6,667.4**	**11.2**	**1,394.6**	**2,711.1**	**4,116.9**	**2.8**	**4,119.7**
Acquistion of minority interests	–	–	–	–	–	–	–	–17.9	–17.9
Dividend paid to shareholders of the Parent Company	–	–	–	–	–	–1,095.2	–1,095.2	–	–1,095.2
Closing balance 2005	**365.1**	**7,362.6**	**–**	**11.2**	**728.7**	**6,377.7**	**14,845.3**	**1.5**	**14,846.8**

Number of shares outstanding December 31, 2005		MSEK
Series A	17,142,600 each with a par value of SEK 1.00	17.1
Series B	347,916,297 each with a par value of SEK 1.00	348.0
Total	**365,058,897**	**365.1**

The number of shares, Series A and Series B, is unchanged in relation to December 31, 2004. The maximum number of shares after full dilution by conversion of convertible debenture loan is 17,142,600 Series A shares and 357,872,800 Series B shares, in total 375,015,400 shares.

Dividend

The Board of Directors and the President propose a dividend to the shareholders of the Parent Company of SEK 3.50 per share, or a total of MSEK 1,277.7. The dividend to the shareholders for the previous year, 2004, which was paid to the shareholders in 2005, was SEK 3.00 per share, or a total of MSEK 1,095.2. The dividend for the year 2003, which was paid to the shareholders in 2004, was SEK 2.00 per share, or a total of MSEK 730.1.

Cash flow hedges

There were no derivatives that met the requirements for hedge accounting for cash flow hedges when the Group adopted IAS 39 on January 1, 2005.

Presentation of Shareholders' Equity

The presentation of shareholders' equity in the balance sheet was changed in connection with the adoptions of IFRS.

According to previous accounting principles, Swedish GAAP, the shareholders' equity was divided into restricted equity and non-restricted equity in accordance with the Swedish Annual Accounts Act.

Shareholders' equity should according to IAS 1 be divided into sub-components. According to IAS 1 a company should as a minimum present issued share capital and other reserves in the balance sheet. Securitas AB has chosen to specify shareholders' equity, which has been stated as opening balance and closing balance for 2004, according to IFRS in further sub-components according to the table below;

Share capital
Other capital contributed
Other reserves
Retained earnings

The share capital shows the registred share capital of the Parent Company. There were no changes in the share capital in 2005.

In other capital contributed shows, the total amount of all transactions Securitas AB has had with its shareholders are included. Transactions that have taken place with shareholders are issued capital to premium.

The amount presented in this sub-component corresponds to capital received (reduced by commission costs) in excess of par value of issued capital. Other capital contributed amounts to MSEK 7,362.6 as of January 31, 2005 (7,362.6).

Other reserves shows certain income and expense items that according to certain standards should be recognized directly in equity. In the case of Securitas, the item consists of translation differences attributable to the translation of foreign subsidiaries according to IAS 21, and of the hedging reserve of cash flow hedges.

Retained earnings corresponds to the accumulated profits earned and losses incurred in total for the Group.

NOTE 29 CONVERTIBLE DEBENTURE LOANS

Loan 2002/2007 Series 1–4

The loan was issued within the framework of Securitas' employee incentive program on May 2, 2002 to a special purpose company, Securitas Employee Convertible 2002 Holding S.A. in Luxembourg, in which employees have subscribed for shares. The loan matures on May 2, 2007 and conversions may be requested no earlier than 90 days before and no later than 14 days after the loan's maturity. The loans carry a variable interest rate equivalent to 90 percent of the 3-month EURIBOR plus 0.49 percentage points. Interest expense on the loan was charged against net income for the year in the amount of MSEK 77,9 (94.6 and 94.6).

The reference price for the Securitas share, measured as the average closing price during the period April 24–30, 2002, was set at SEK 186.90. The EUR–SEK exchange rate was set at SEK 9.23. This produces a conversion rate of EUR 20.30 (0 percent premium) on the first convertible loan. The second, third and fourth series will have a conversion rate of EUR 24.30 (20 percent premium), EUR 28.40 (40 percent premium) and EUR 32.40 (60 percent premium), respectively.

During 2005 Securitas has repurchased and redeemed part of the convertible debenture loan. The redemption amounts to EUR 47,245,625 for each of the four series, in total EUR 189,982,500.Outstanding convertible debenture loan as per December 31, 2005 amounts to EUR 254,497,500.

The loan amounts and conversion rates are as follows

	Outstanding amount, EUR	Conversion rate EUR	SEK[1]	No. of new B shares
Loan 2002/2007 series 1	63,624,375	20.30	190.41	3,134,206
Loan 2002/2007 series 2	63,624,375	24.30	227.93	2,618,287
Loan 2002/2007 series 3	63,624,375	28.40	266.39	2,240,295
Loan 2002/2007 series 4	63,624,375	32.40	303.91	1,963,715
Total	**254,497,500**			**9,956,503**

[1]Equivalent values in SEK are based on the exchange rate on December 31, 2005, (9.38).

NOTE 30 LONG-TERM LIABILITIES EXCLUDING PROVISIONS[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Convertible debenture loan EUR, 2002/2007, Series 1–4[2,3]	2,388.4	3,940.6	3,940.6
Total convertible debenture loans	**2,388.4**	**3,940.6**	**3,940.6**
EMTN Nom MEUR 350, 2000/2006, 6.125 %[2,3,4]	–	2,407.8	2,407.8
EMTN Nom MEUR 500, 2001/2008, 6.125 %[2,3]	4,895.7	3,259.3	3,259.3
Finance leases	292.5	467.8	467.8
Other long-term loans[3]	29.5	66.3	66.3
Derivatives with negative fair value, long-term	29.1	–	–
Total other long-term loan liabilities	**5,246.8**	**6,201.2**	**6,201.2**
Long-term liability, Group Management bonus[5]	–	48.9	48.9
Pensions balances, defined contribution plans[6]	41.0	–	–
Other long-term liabilities	58.1	41.9	41.9
Total other long-term liabilities	**99.1**	**90.8**	**90.8**
Total long-term liabilities	**7,734.3**	**10,232.6**	**10,232.6**

[1] For further information regarding financial instruments, refer to Note 5.
[2] Bond loans (Euro Medium Term Notes – EMTN) and the convertible debenture loan are issued by the Parent Company. Interest on bond loans refers to the coupon rate of interest for the entire loan period.
[3] The Group uses derivatives to hedge interest rate and foreign currency risks. In the table above, currency refers to the currency in which the loans are issued. The book value for 2004 is when applicable shown adjusted for currency hedges.
[4] The maturity date of Bond loan EMTN Nom MEUR 350, 2000/2006 is January 12, 2006 and is included under Other short-term loan liabilities as per December 31, 2005.
[5] For further information regarding Long-term liability, Group Management bonus, refer to Note 7.
[6] Refers to liability for insured pension plan excluding social costs. For further information, refer to Note 7.

Long-term liabilities fall due for payment as follows

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Maturity < 5 years	7,675.5	10,223.9	10,223.9
Maturity > 5 years	58.8	8.7	8.7
Total long-term liabilities	**7,734.3**	**10,232.6**	**10,232.6**

NOTE 31 PROVISIONS FOR PENSIONS AND SIMILAR COMMITMENTS

The Group operates or participates in a number of defined benefit and defined contribution pension and other long-term employee post benefit plans throughout the world. These plans are structured in accordance with local conditions and practices. The overall cost of these plans for the Group is included in Note 11.

USA

The majority of the Group's U.S. employees are eligible to join their respective employer's defined contribution retirement arrangements under which the employer matches employee contributions up to certain limits, although take-up rates are low. Changes were made in January 2002 to integrate the plan designs following the Burns acquisition in September 2000. The Group's U.S. operations also operates two defined benefit pension plans which are closed to new entrants and future benefit accruals. One of these plans are funded with assets held separately from those of the employer. The Group's plan for health care was for the most part terminated during 2005. The effect of this termination amounts to MSEK 89.9 and is included in the line Curtailments och settlements in the table Pension costs below.

UK

Two funded defined benefit plans are operated in the UK with assets held separately from those of the employer. Both provide benefits linked to members' service and final salary. In addition, the operations in the UK sponsor various defined contribution arrangements.

Sweden

Blue-collar workers are covered by the SAF-LO collective pension plan, an industry-wide multi-employer defined contribution arrangement. White-collar workers are covered by the industry-wide ITP plan, which is a defined benefit plan based on a collective agreement and operated on a multi-employer basis. According to a statement (URA 42) issued by the Swedish Emerging Issues Task Force this is a multi-employer defined benefit plan. Alecta, the insurance company that operates this plan has been unable to provide Securitas, or other Swedish companies, with sufficient information to determine its share of the total assets and liabilities for this arrangement. In line with a statement issued by the Swedish Institute of Authorised Public Accountants this arrangement is therefore accounted for on a defined contribution basis. The cost for 2005 amounts to MSEK 46.9 (33.4 and 33.4). The surplus in Alecta can be allocated to the insured employer and/or the insured employees. Alecta's level of consolidation was 128.5 percent (128.0 and 128.0) as of December 31,2005. The level of consolidation is calculated as the fair value of Alecta's plan assets in percent of the obligations calculated according to Alecta's actuarial assumptions. This calculation is not in line with IAS 19.

Norway

The majority of employees participate in a group pension plan, which is a funded defined benefit arrangement with assets held under a separate insurance policy. In addition, the group participates in two unfunded arrangements; one provides early retirement bridging benefits for employees, the other providing individual pension promises as agreed with the company. In 2005, the Norwegian pension plans were partly closed to new entrants.

Other countries

There are also defined benefit arrangements in other countries than those mentioned above. The material plans are :

Retirement indemnity plans mandatory for all French companies, which by law provides a lump sum to employees on retirement.

Three schemes exists in Germany. A pension arrangement closed to new entrants, a jubilee arrangement (long service award) based on collective bargaining agreements and old-age part time working pensions for certain employees.

As part of the transition to IAS 19/RR 29 Employee benefits the disability element of the TEL-plan, which is mandatory in Finland, was also included in the opening balance of the adjusted net liability for pensions and similar commitments. In 2004 it was agreed that changes would be made to the TEL-plan to come into effect from January 1, 2006. This has resulted in a curtailment gain of MSEK 4.5 (52.5 and 52.5), which is included within the line Settlements/curtailments/terminations in the table Pension costs below. In addition to this, there were some further curtailments and settlements during the year of MSEK 3.0 (0.2 and 0.2).

Other information

As of December 31, 2005 the following assumptions were used for the major plans in Securitas concerning mortality :
USA – "193 Group Annuity Mortality Table".
UK – "PA 92 series of tables with allowance for future improvements, and the medium cohort effect on current pensioners".
Norway – tables in series "K63".

These tables have been establised for use after consultation with the company's actuaries and reflect Securitas' view concerning future mortality considering future expected increases in the lenght of life.

Pension cost

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Current service cost	–103.9	–96.6	–96.6
Interest cost	–181.6	–152.2	–152.2
Expected return on assets	169.2	142.3	142.3
Recognised actuarial gain/loss	–1.6	–0.9	–0.9
Recognised past service cost	–0.1	2.9	2.9
Settlements/curtailments/terminations	97.4	52.7	52.7
Total pension cost	**–20.6**	**–51.8**	**–51.8**

This table shows the total cost for defined benefit plans. The settlement/curtailments relate mainly to the curtailment gain resulting from a reduction of a health care plan in the USA and from the changed status of the TEL-plan in Finland. Included above are pension cost for non-material defined benefit plans of MSEK 1.3 (2.2 and 2.2). The cost for defined contribution plans was MSEK 514.3 (384.0 and 384.0). The actual return on plan assets over 2005 was MSEK 253.6 (180.5 and 180.5).

Provisions for pensions and similar commitments, net

MSEK	IFRS Dec 31, 2005	IFRS Dec 31, 2004	Swedish GAAP Dec 31, 2004
Plans reported under Other long-term	113.8	70.6	70.6
Plans reported under Provisions for pensions and similar commitments	–885.1	–851.4	–851.4
Total provisions for pensions and similar commitments, net	**–771.3**	**–780.8**	**–780.8**

This table shows the distribution in the balance sheet after taking into consideration plan assets, defined benefit obligations, unrecognized net actuarial gains and losses, expected return on assets and the limit on balance sheet of paragraph 58 (b). Plans with a net asset are reported under Other long-term receivables and plans with a net provision are reported under Provisions for pensions and similar commitments.

Movements in provision for pensions and similar commitments, net

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Opening balance net asset according to accounting principle	–	–	28.4
Change in accounting principle IAS 19/RR 29	–	–	–820.7
Adjusted opening balance net provision according to IAS 19/RR 29	**–780.8**	**–792.3**	**–792.3**
Pension cost	–20.6	–51.8	–51.8
Payment of benefits	117.0	120.6	120.6
Acquisitions/divestitures	–0.8	–72.8	–72.8
Reclassifications	–1.1	–20.0	–20.0
Translation difference	–85.0	35.5	35.5
Closing balance sheet net provision	**–771.3**	**–780.8**	**–780.8**

This table shows the movements in the balance sheet according to IAS 19 (IAS 19 and RR 29), the net increase resulting from the net pension cost for the year, the net reduction of cash paid out as well as the impact of the fair value of provisions resulting from the acquisition of subsidiaries. Reclassifications made during 2004 were carried out in order to include certain death benefits that fell outside the scope of IAS 19/RR 29 at the start of the year.

Funded status, net

MSEK	IFRS Dec 31, 2005	IFRS Dec 31, 2004	Swedish GAAP Dec 31, 2004
Fair value of plan assets	2,572.1	2,054.5	2,054.5
Defined benefit obligation funded plans	–3,067.8	–2,282.2	–2,282.2
Defined benefit obligation unfunded plans	–695.4	–666.8	–666.8
Funded status, net	**–1,191.1**	**–894.5**	**–894.5**
Unrecognized net actuarial gains and losses	419.8	113.7	113.7
Closing balance sheet net provision	**–771.3**	**–780.8**	**–780.8**

This table shows the how the funded status reconciles to the net balance sheet provision at the end and start of the year.

Main actuarial assumptions as of December 31, 2005 (December 31, 2004)

Percent (per annum)	USA	Eurozone	Other countries
Discount rate	5.50 (6.00)	4.00–4.25 (4.50–4.75)	4.00–5.00 (4.50–5.75)
Expected return on plan assets	8.50 (8.50)	4.80 (5.20)	5.50–6.75 (5.75–7.00)
General salary increases[1]	n/a	2.50–3.50 (2.50–3.50)	2.50–4.25 (2.50–4.75)
Inflation[1]	n/a	1.75–2.20 (1.75–2.00)	2.50–2.75 (2.50–2.75)
Pension increases[1]	n/a	1.75–2.00 (1.75–2.00)	2.25–2.75 (2.25–2.75)
Health care cost inflation[2]	n/a (5.25)	n/a	n/a

This table shows the main actuarial assumptions as per December 31, 2005 used to value the defined-benefit obligation at the end of 2005 as well as in determining the pension costs for 2006. The table also shows the assumptions as per December 31, 2004 used to value the defined-benefit obligation at the end of 2004 as well as in determining the pension cost for 2005.

[1] Plans in the USA are non-inflation linked cash balance plans which are closed to future benefit accrual.
[2] The health care plan has for the most part been terminated during 2005.

NOTE 32 PROVISIONS

The movement in the balance sheet for Provisions for pensions and similar commitments is provided in Note 31.

MSEK	Deferred tax liabilities	Other provisions
Opening balance	474.9	790.0
Reclassification	–206.5	1.0
New/increased provisions	174.0	117.2
Provisions utilized	–37.9	–174.2
Reversal of unutilized provisions	–11.9	–7.0
Divestitures	–4.1	–2.1
Translation difference	39.2	145.9
Closing balance	**427.7**	**870.8**

Other provisions

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Liability insurance-related claims reserves[1]	612.7	469.7	469.7
Provisions for taxes	136.7	228.6	228.6
Provisions for restructuring[2]	–	3.1	34.3
Other items	121.4	88.6	88.6
Total other provisions	**870.8**	**790.0**	**821.2**

[1] Liability insurance-related claims reserves primarily consist of estimated provisions for the portion of claims payable by the Group, i.e. its self-retention.
[2] Of the provisions for restructuring as of December 31, 2004 under Swedish GAAP, MSEK 31.2 have been reversed according to IFRS.

NOTE 33 OTHER SHORT-TERM LOAN LIABILITIES[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
EMTN Nom MEUR 350, 2000/2006, 6.125 %[2,3,4]	3,244.6	–	–
Commercial paper issued[4,5]	1,744.0	1,938.2	1,938.2
Finance leases	174.2	47.6	47.6
Other short-term loans[4,6]	4,306.4	1,764.1	215.1
Derivatives with negative fair value, short-term	146.5	–	–
Total other short-term loan liabilities	**9,615.7**	**3,749.9**	**2,200.9**

[1] For further information on financial instruments, refer to Note 5.
[2] The bond loan (Euro Medium Term Notes – EMTN) is issued by the Parent Company. Interest on the bond loan refers to the coupon rate of interest for the entire loan period.
[3] The bond loan EMTN Nom MEUR 350, 2000/2006 is maturing on January 12, 2006 and is in 2005 reported under Other short-term loan liabilities. Previously, this loan has been reported under Long-term liabilities
[4] The Group uses derivatives to hedge interest rate and foreign currency risks. In the table above, currency refers to the currency in which the loans are issued. The book value for 2004 is when applicable shown adjusted for currency hedges.
[5] Commercial paper is issued by the Parent Company within the framework of a MSEK 5,000 Swedish commercial paper program.
[6] Other short-term loans include loans raised within the framework of a MUSD 1,100 (800 and 800) Multi Currency Revolving Credit Facility maturing in June 2010 (December 2008 and December 2008). There are also according to IFRS loans raised within the framework of the securitization of MUSD 250 (250).

NOTE 34 OTHER CURRENT LIABILITIES

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Staff-related items	5,053.2	4,410.1	4,410.1
Current tax liabilities	622.7	818.4	818.4
Accrued interest and financial expenses	524.7	465.7	465.7
Other accrued expenses and prepaid income	1,136.0	1,070.8	1,070.8
Advance payments from customers	355.6	347.8	347.8
Short-term liability Group Management Bonus[1]	–	14.5	14.5
Short-term liability insurance-related claims reserves[2]	1,006.5	871.8	871.8
Other items	1,648.7	1,490.5	1,490.5
Total other current liabilities	**10,347.4**	**9,489.6**	**9,489.6**

[1] For further information in relation to Short-term liability Group Management Bonus, refer to Note 7.
[2] Liability insurance-related claims reserves primarily consist of estimated provisions for the portion of claims payable by the Group, i.e. its self-retention.

NOTE 35 PLEDGED ASSETS

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Real estate mortgages	–	7.8	7.8

NOTE 36 CONTINGENT LIABILITIES

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Sureties and guaranties	109.8	11.8	11.8
Other contingent liabilities[1]	148.8	146.6	146.6
Total contingent liabilities	**258.6**	**158.4**	**158.4**

[1] The item Other contingent liabilities includes a contingent liability related to ongoing tax litigations.

The events of September 11, 2001

A detailed account of the developments surrounding the events of September 11, 2001 has been presented in press releases and interim and annual reports for 2001 to 2004.

All investigations of the events of September 11 continue to indicate that Globe in no way has been negligent in its actions or is otherwise at fault for the events. This was confirmed through the release of previously confidential Congressional testimony by the Director of the FBI. The customer contract gives Globe the right to tender claims for damages to the customer. Globe is a separate operation and is a separate legal entity. Any liability for claims thus is limited to Globe's own ability to pay and the insurance protection available to it. In November 2002, the U.S. Congress restored the liability cap for eligible screening companies such as Globe. Under this legislation, any potential liability arising out of the terrorist events of September 11 would be limited to the amount of liability insurance coverage maintained.

As previously disclosed, a special fund has been established by the U.S. Government to compensate victims of the September 11 tragedy. Over 98 percent of persons claiming on behalf of World Trade Center deceased victims has elected to obtain compensation from the victim's compensation fund rather than pursue litigation. Claimants under the fund waive their right to seek compensation through litigation. The deadlines for filing wrongful death, bodily injury and property damage claims have now all expired. Cross claims may still be filed by existing parties to the already filed claims.

Together with the relevant airline and other parties, Globe or another Securitas company is a defendant in 58 lawsuits pertaining to the events of September 11. This represents a reduction from 68 due to the settlement of ten wrongful death cases. The proceedings against the Securitas companies other than Globe have, with the consent of the Court and the plaintiffs, been temporarily stayed. In all the suits, a number of persons other than Globe and Securitas companies are co-defendants. 40 suits pertain to persons who died or who were injured and 18 relate to damage to property and businesses owing to the events of September 11. Certain of the property claims are believed to be substantial and the aggregate, estimated value of the claims filed exceeds the insurance coverage estimated to exist as a potential source of recovery. Due to the statutory liability cap, any such claims are limited to the amount of liability coverage maintained. Globe and the other companies in the Group named as defendants are challenging these suits. All coverage disputes with the relevant 9/11 insurers have been resolved.

Any liabilities arising out of the September 11 litigation are not expected to materially impact Securitas' business operation or financial position.

WELO

During 2001 Securitas Germany in response to customer requests took on cash booking responsibilities (referred to as WELO – WErte LOgistik) in addition to the cash in transit activities which it had historically provided in Germany. In connection with the performance of these WELO activities during the time of the euro introduction in Germany, a loss of MEUR 40.4 developed with a major customer. Following the discovery of this loss, the customer and Securitas Germany, with the assistance of professional advisors, conducted an intensive investigation in an effort to determine the source of the loss. As a result of the investigation the amount of the loss was verified. The amount of the loss was advanced by Securitas Germany to the customer in accordance with the relevant contract in two payments (one paid during 2003 and the other paid during 2004) and the equivalent has been claimed against the relevant insurance policies. As a result of the relevant insurer having failed to pay the claim, Securitas Germany has commenced an action in the German courts against the insurer in the full amount of the claim. No provision for the loss has been made as it is anticipated to be covered by insurance. The WELO operations conducted by Securitas Germany were terminated during the fourth quarter 2003 and these operations will cause no further losses.

SCM

Securitas Cash Management Ltd (SCM) is enhancing its reconciliation methodology for third parties' currency (notes and coins) that passes through its cash handling centers following the identification of short-comings in the previously applied methodology. These short-comings have resulted in variances between SCM's records and those of the third parties ranging between £25 million and £35 million. SCM has hired external investigators to assist in the process of identifying the root cause of these variances. To date, the on-going investigation into the variations has not uncovered any root cause which has materially impacted the profit and loss amount of the SCM. Depending on the ultimate nature of the remaining variances and the contractual rights of the third parties, SCM may have an obligation to settle all or some part of the variances identified. Such settlements may be wholly or partially covered by third party insurance. To date, management is unable to make a reliable estimate of the impact of these variances, if any, on SCM's financial position or its cash flows.

Globe/Federal Aviation Administration

Prior to the Aviation and Transportation Security Act (Aviation Security Act), which was passed in November 2001, the air carriers were responsible under federal law for providing pre-board screening of passengers. In most cases, the air carriers contracted with private security companies for these services. Under the Aviation Security Act, pre-board screening services were federalized in two steps. The first step consisted of a transition period where the Federal Aviation Administration (FAA) became the party responsible for pre-board screening and contracted with private security companies for these services (the FAA's responsibilities were later transitioned to the Transportation Security Administration (TSA)). The second step, which occurred in November 2002, consisted of the TSA directly providing these services by federal government employees. Globe had been requested to provide pre-board screening services during the initial transition period and, following extended negotiations, Globe entered into an agreement with the FAA in February 2002 to provide such services during the transition period. Based on the performance of Globe during this transition period, Globe increased at the request of the FAA/TSA the number of airports which Globe was servicing under its contract. During the transition period, the FAA/TSA compensated Globe based on the governing contract and the invoices submitted.

After the services had been substantially completed, the TSA indicated that it wished to renegotiate the pricing under the contract and stopped making payments under the contract. Following unsuccessful negotiations attempting to resolve the amounts in dispute, Globe commenced during 2004 formal legal proceedings against the FAA to recover amounts due under the contract.

The outcome of this proceeding is not expected to have a negative material impact on the financial position of the Group.

Other Proceedings

Over the years, Securitas has made a number of acquisitions in different countries. As a result of such acquisitions, certain contingent liabilities of the businesses acquired have been assumed. The risks relating to such contingent liabilities are covered by contractual indemnification, insurance or adequate reserves.

Companies within the Securitas Group are involved in a number of other legal proceedings arising out of the ordinary course of their businesses. Any liabilities arising out of such proceedings are not expected to be material to the business operations or the financial position of the Group.

NOTE 37 TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS IN 2005

Introduction

Securitas has adopted International Financial Reporting Standards (formerly IAS as endorsed by the European Union (EU) from January 1, 2005. Although the Swedish Financial Accounting Standards Council's standards had progressively converged with IFRS, a number of divergences remained at the time of adopting IAS/IFRS. The divergences mainly concerned application dates, transition rules but also reflected some of the changes introduced to IAS/IFRS via ongoing improvement projects carried out by the International Accounting Standards Board (IASB). However taken as a whole the Swedish financial reporting framework, in terms of the parts applicable to Securitas, had in all material aspects been adapted to the changes that were introduced within the European Union. The information in this appendix is based on an adoption of IAS/IFRS standards in their current form as expressed in the consolidated accounting principles in Note 1. The information given in this note equals the information that was provided in the published Annual Report for 2004 on pages 99–115. In addition to the information given there, further information regarding the statement of cash flow for 2004, the opening balance on January 1, 2005 and the effects on the opening equity as of January 1, 2005 have been included. This information is included following the adoption of IAS 39 Financial Instruments: Recognition and Measurement, on January 1, 2005. Quarterly data for the segments and for the Group have been omitted.

The tables below give an overview of the impact on the full year statement of income for 2004, opening balance sheet for 2004, closing balance sheet for 2004 and for the opening balance sheet for 2005.

Overview of Statement of Income and Balance Sheets

Table 1A. Adjusted Consolidated Statement of Income for 2004 according to Securitas' financial model

MSEK	Swedish GAAP 2004	Employee Benefits[1]	Securitization[2]	IFRS 3 and other impact	IFRS 2004
Total sales	59,687	–	–	–	59,687
Organic sales growth, %	*3*	–	–	–	*3*
Operating income before amortization	3,994	–	–	32	4,026
Operating margin, %	*6.7*	–	–	–	*6.7*
Amortization of goodwill	–1,150	–	–	1,150	–
Amortization of acquisition related intangible fixed assets	–	–	–	–100	–100
Acquisition related restructuring costs	–	–	–	–26	–26
Operating income after amortization	**2,844**	–	–	**1,056**	**3,900**
Financial income and expense	–516	–	–	–	–516
Interest cover ratio	*6.7*	–	–	–	*6.5*
Income before taxes	**2,328**	–	–	**1,056**	**3,384**
Taxes	–860	–	–	5	–855
Minority share in net income	–1	–	–	1	–
Net income[3]	**1,467**	–	–	**1,062**	**2,529**
Earnings per share attributable to equity holders of the Parent Company (SEK)	4.01	–	–	2.78	6.79

Table 1B. Adjusted Consolidated Opening Balance Sheet as per January 1, 2004 according to Securitas' financial model

MSEK	Swedish GAAP Jan 1, 2004	Employee Benefits[1]	Securitization[2]	IFRS 3 and other impact	IFRS Jan 1, 2004
Accounts receivable	6,736	–	1,637	–	8,373
Other operating capital employed	–1,215	–564	–	–165	–1,944
Total operating capital employed	**5,521**	**–564**	**1,637**	**–165**	**6,429**
Goodwill	14,778	–	–	–118	14,660
Acquisition related intangible fixed assets	–	–	–	308	308
Total capital employed	**20,299**	**–564**	**1,637**	**25**	**21,397**
Operating capital employed as % of total sales	*9*	–	–	–	*11*
Return on capital employed, %	*18*	–	–	–	*17*
Net debt	9,083	–33	1,637	–	10,687
Net debt equity ratio, multiple	*0.81*	–	–	–	*1.00*
Shareholder's equity	11,216	–531	–	25	10,710
Total financing	**20,299**	**–564**	**1,637**	**25**	**21,397**

Table 1C. Adjusted Consolidated Closing Balance Sheet as per December 31, 2004 according to Securitas' financial model

MSEK	Swedish GAAP Dec 31, 2004	Employee Benefits[1]	Securitization[2]	IFRS 3 and other impact	IFRS Dec 31, 2004
Accounts receivable	7,279	–	1,549	–	8,828
Other operating capital employed	–1,888	–	–	–199	–2,087
Total operating capital employed	**5,391**	–	**1,549**	**–199**	**6,741**
Goodwill	14,508	–	–	794	15,302
Acquisition related intangible fixed assets	–	–	–	433	433
Total capital employed	**19,899**	–	**1,549**	**1,028**	**22,476**
Operating capital employed as % of total sales	*9*	–	–	–	*11*
Return on capital employed, %	*20*	–	–	–	*18*
Net debt	9,084	–	1,549	–	10,633
Net debt equity ratio, multiple	*0.84*	–	–	–	*0.90*
Shareholder's equity	10,815	–	–	1,028	11,843
Total financing	**19,899**	–	**1,549**	**1,028**	**22,476**

[1] Employee benefits are accounted for according to RR 29 which equals IAS 19 from January 1, 2004 and thus has no impact on the income statement.
[2] Securitization has no net impact on the statement of income, but has been reclassified within financial income and expense and thus lead to a decline in the interest cover ratio for 2004 of 0.2.
[3] Whereof attributable to the minority interests, under IFRS, MSEK 1 and to the equity holders of the Parent Company MSEK 2,528.

Operational items. Net debt related items. Goodwill and acquisition related intangible fixed assets. Items related to shareholders' equity.

Table 1D. Adjusted Consolidated Opening Balance Sheet as per January 1, 2005 according to Securitas' financial model

MSEK	Before IAS 39 Jan 1, 2005[1]	IAS 39	After IAS 39 Jan 1, 2005
Accounts receivable	8,828	–	8,828
Other operating capital employed	–2,087	1	–2,086
Total operating capital employed	**6,741**	**1**	**6,742**
Goodwill	15,302	–	15,302
Acquisition related intangible fixed assets	433	–	433
Total capital employed	**22,476**	**1**	**22,477**
Operating capital employed as % of total sales	*11*	–	*11*
Return on capital employed, %	*18*	–	*18*
Net debt	10,633	4	10,637
Net debt equity ratio, multiple	*0.90*	–	*0.90*
Shareholder's equity	11,843	–3	11,840
Total financing	**22,476**	**1**	**22,477**

[1] According to IFRS but before adoption of IAS 39 on January 1, 2005.

Operational items. Net debt related items. Goodwill and acquisition related intangible fixed assets. Items related to shareholders' equity.

Securitas IFRS Project

In order to evaluate the impact of the transition to IAS/IFRS a project was established during 2003. A dedicated implementation organization has worked under the leadership of the Executive Vice President and CFO and with the assistance of Securitas' auditors. The result of the project has been communicated to Group Management, the Audit Committee and the Board of Directors on a continuous basis.

Adoption of IFRS

Securitas have adopted IFRS from the year starting on January 1, 2005. The first complete financial statements in accordance with IFRS is this Annual Report. In accordance with the recommendation issued by the Community of European Securities Regulators (CESR) comparatives for 2004 are given both for IFRS and according to Swedish GAAP. No adjustments will be made to years previous to 2004, which is in line with the exemptions listed in IFRS 1. This means that when comparatives for 2003 and previous years are disclosed, these are prepared in accordance with Swedish GAAP.

Main impact on Securitas

The main impacts from the adoption of IFRS related to:

- Accounting treatment of business combinations, including the treatment of goodwill and
- Recognition and measurement of financial instruments.

Segment reporting and employee benefits, which were two other changes that were significant for many companies transitioning to IFRS, had already been implemented in the Group's reporting with the introduction of the Swedish Standards RR 25 Segment Reporting in 2003 and RR 29 Employee Benefits in 2004. The impact of adopting IAS 19 was therefore not technically a change when adopting IAS/IFRS. However Securitas elected to show the impact on the opening balance sheet to make comparisons with non-Swedish listed companies more transparent. No change occurred when RR 25 Segment Reporting was replaced by IAS 14 Segment Reporting and RR 29 Employee Benefits by IAS 19 Employee Benefits.

The impact of reporting according to IAS/IFRS on Securitas over a business cycle will depend mainly on:

- The size and type of acquisitions that may be made and how much goodwill and acquisition related intangible fixed assets that will result from these acquisitions.
- The volatility resulting from the potential revaluation of derivatives under IAS 39 will depend on whether or not the derivatives qualify for hedge accounting and how the interest rates and currency rates will fluctuate.

Changes to current IAS/IFRS and potential new standards can also impact the future financial reporting. An example of this is the change in IAS 19 Employee Benefits that has now been endorsed, and which Securitas have planned to adopt from January 1, 2006 (refer to Note 1 under the section Adoption and impact of new and revised IFRS for 2006).

Impact on financial key ratios

The impact on the external financial key ratios is shown in table 1E below.

Organic sales growth was not impacted by the transition to IAS/IFRS.

Total sales were not impacted by the transition to IAS/IFRS.

The **operating margin** has not been impacted by the introduction of IAS/IFRS, since the impact from IFRS 3 and other impact was only MSEK 32 and thus left the operating margin unchanged. RR29 Employee benefits had already been introduced on January 1, 2004 and has had no impact on the operating margin.

Income before taxes was impacted by IFRS 3 and other impact with MSEK 1,056 mainly due to the discontinuation of amortization of goodwill of MSEK 1,150.

Operating capital employed as percent of total sales increased from 9 percent to 11 percent both as of January 1, 2004 and December 31, 2004 as a result mainly from the changed treatment of the securitization. As of January 1, 2004 the implementation of RR 29 Employee Benefits also had an impact on operating capital employed as percent of total sales.

Tabell 1E. Securitas' adjusted key ratios for 2004

Key ratios 2004	Swedish GAAP	IFRS adjustment	Adjusted to IFRS
Total sales, MSEK	**59,687**	–	**59,687**
Organic sales growth, %	*3*	–	*3*
Operating margin, %	*6.7*	–	*6.7*
Income before taxes, MSEK	**2,328**	**1,056**	**3,384**
Operating capital employed as % of total sales	*9*	*2*	*11*
Free cash flow, MSEK	**2,530**	–	**2,530**
Return on capital employed, %	*20*	*–2*	*18*
Net debt to equity ratio, multiple	*0.84*	*0.06*	*0.90*
Interest cover ratio	*6.7*	*–0.2*	*6.5*
Earnings per share, SEK	**4.01**	**2.78**	**6.79**

Free cash flow was not impacted by the transition to IAS/IFRS since the amortization of goodwill and other acquisition related intangible fixed assets has no impact on cash flow and since restructuring costs are not included in the operating income before amortization and thus included below the level of free cash flow in the consolidated statement of cash flow according to the Securitas' financial model.

Return on capital employed decreased from 18 percent to 17 percent as of January 1, 2004 and from 20 to 18 percent as of December 31, 2004 as a result mainly due the changed treatment of the securitization. As of January 1, 2004 the implementation of RR 29 Employee Benefits also had an impact on return on capital employed. As of December 31, 2004 the return on capital employed was also impacted by the fact that goodwill is no longer amortized.

The **net debt to equity ratio** increased from 0.81 to 1.00 as of January 1, 2004 and from 0.84 to 0.90 as of December 31, 2004 mainly as a result of the changed treatment of the securitization.

The **interest cover ratio** has for 2004 declined from 6.7 to 6.5 following the reclassification from securitization costs to interest expense.

Earnings per share were impacted mainly by the fact that goodwill no longer is amortized. Based on the impact on the Group's statement of income earnings per share after full taxes, after dilution for 2004 increased by SEK 2.78 from SEK 4.01 to SEK 6.79.

Impact of new standards

IAS 19 Employee Benefits (Notes E, G, H, J and L)

The accounting of defined benefit pension and other employee benefit plans, primarily healthcare benefits, was for 2003 and previous periods prepared according to Swedish and local accounting standards and recommendations. The new standard RR 29 Employee Benefits, which in all material aspects corresponds to IAS 19, came into effect on January 1, 2004. Since the standard came into effect on January 1, 2004 its impact was limited to the opening balance sheet. The impact on the opening balance sheet is disclosed under the heading Reclassification for the consistent classification of all defined benefit plans and under the heading Other effects of the restatement of the previous balances to IAS 19.

The accounting principles for employee benefits can be found in Note 1 Accounting principles and detailed disclosure in Note 31 Provisions for pensions and similar commitments.

IFRS 3 Business Combinations (Notes A, B, C and J)

IFRS 3 Business combinations was approved on March 31, 2004. Securitas has not restated any acquisitions prior to the application date of IFRS 3, which is in line with the exemptions listed in IFRS 1. However for acquisitions carried out after the application date of IFRS 3 (from January 1, 2004), adjustments have been made for the allocation of the purchase price and also for provisions for restructuring that were included in the determination of goodwill.

For Securitas amortization of goodwill ceased from January 1, 2005 and the amortization of goodwill charged to net income in 2004 was reversed in all tables showing the 2004 figures adjusted to IFRS. Some of the amortization of goodwill attributable to intangible assets was reversed from net income as amortization of goodwill but charged to net income as amortization of acquisition related intangible fixed assets. This reclassification was carried out in order to achieve a consistent classification going forward for both the statement of income and the balance sheet. The acquisition related intangible fixed assets normally have a useful life in the span of 3–20 years.

Amortization of goodwill was replaced by a yearly impairment test that will be carried out for all cash generating units (CGU) regardless if there is an indication of the goodwill being impaired or not. This differs from Swedish GAAP where the impairment test was carried out whenever there was an indication of impairment. Securitas has an established model for impairment testing that has been enhanced and used throughout the Group. The impairment testing is based on that the goodwill and other acquisition related intangible fixed assets will be tested for impairment on a CGU level which is consistent with the level at which Securitas monitors performance that is per country in a division (segment).

Provisions for restructuring included in the determination of goodwill are not allowed under IFRS 3. The impact of this is that the provisions for restructuring in existence as of December 31, 2003, that did not qualify under IFRS 3, were reversed via equity after considering the tax impact. Any utilization of these provisions for restructuring during 2004 was accounted for as a cost in the IFRS adjusted income statement. Thus the net impact on equity of these changes was nil, provided that the provisions for restructuring were fully utilized in 2004. For any provisions for restructuring included in the determination of goodwill in 2004 a similar reversal took place. The difference was that the opening adjustment took the form of a reduction in goodwill. Thus the net impact on equity is any utilization during 2004 that was accounted for as a cost without any offset in retained earnings, since there was no opening balance for these provisions for restructuring that were reversed via opening equity.

The financial reporting requirements for the acquisition process were adapted mainly when it came to the purchase price allocation that requires potentially more intangible assets, mainly customer contract portfolios, to be recognized before the residual is allocated to goodwill. The valuation of the customer contract portfolios is based on the Multiple Excess Earnings Method (MEEM) which is a valuation model based on discounted cash flows. The valuation is based on the churn rates and profitability of the acquired portfolio at the time of the acquisition. In this model a specific charge, a contributory asset charge, is applied as a cost or return requirement for the assets supporting the intangible asset. Cash flows are discounted on an after tax basis using the Weighted Average Cost of Capital (WACC) adjusted for local interest rate levels in the countries of acquisition.

A deferred tax liability is calculated at the local tax rate on the difference between the book value and tax value of the intangible asset. The deferred tax liability is amortized over the same period as the intangible asset, which means that it neutralizes the impact of the amortization of the intangible asset on the full tax rate percentage on the income after tax. The initial recognition of this deferred tax liability is recognized via a corresponding increase of goodwill.

However since Securitas is a service industry company that acquires businesses in order to apply the Securitas model and generate value by restructuring and refining the acquired business, the main impact will still come from synergies, values related to human resources and the creation of strategic platforms for growth, which most likely will still result in the greater part of the purchase price being allocated to goodwill under IFRS 3.

IFRS 3 will have a significant impact on the accounting of business combinations. However the fundamentals of acquisitions will still remain the same.

IAS 32 och IAS 39 Financial Instruments

IAS 32 Financial Instruments: Disclosure and presentation was introduced on January 1, 1996, whilst the corresponding Swedish standard RR 27 was introduced from 2003. There were differences between the two standards most notably that IAS 32 did not permit the netting of two instruments with the purpose of creating one synthetic instrument for example a combination of a non-SEK denominated loan and a foreign currency swap where the Group would assume the liability to repay both principal and interest in SEK. The impact of phasing out this paragraph in RR 27 when replaced by IAS 32 was that a grossing up of assets and liabilities for this type of transaction was required.

IAS 39 Financial Instruments: Recognition and Measurement was implemented on January 1, 2005 without the comparatives being restated, which is in line with the exemptions listed in IFRS 1. Any cumulative impact resulting from the revaluation of financial instruments under IAS 39 was accounted for via equity. Most of the hedging activities in place also qualified for hedge accounting under IAS 39. The notable exception was the exposure to floating interest rate risk that was previously hedged via a program of interest rate swaps, of MUSD 487 maturing during 2006 and up until April 2007, whereby the Group switched floating interest rates into fixed interest rates. The cumulative impact, resulting from the revaluation of the interest rate swaps mentioned above, on January 1, 2005 was an unrealized loss of MSEK -8.7 before tax. In addition to this impact, the effect of all other instruments, that had to be revalued to fair value from January 1, 2005 resulted in an unrealized gain of MSEK 4.9. The net impact of MSEK -3,8 in unrealized losses has after deduction of deferred tax of MSEK 1.1 been accounted for as a reduction in retained earnings since it constituted a change in accounting principle.

On January 1, 2005 the Group recognized the fair value of the financial liabilities designated for hedging and the derivates designated for hedging, in the balance sheet. This resulted in an increase of MSEK 2,467.0 in Interest-bearing financial fixed assets, an increase of MSEK 76.4 in Other short-term loan liabilities, an increase of MSEK 2,394.4 in Long-term loan liabilities, an increase of MSEK 1.1 in deferred tax assets and a decrease in equity of MSEK -2.7 mainly a result of the unrealized loss on the interest rate swaps. The impact on the balance sheet size is an increase from MSEK 38,842.7 to MSEK 41,310.8 or by MSEK 2,468.1. This has resulted in a small reduction in the equity ratio. The net debt increased slightly from MSEK -10,633.1 to MSEK -10,636.9 or by MSEK -3.8.

The fair value adjustments of the financial instruments will consequently impact the size of the net debt but as they will not result in a real cash flow for the Group they will be shown on a separate line in the statement which reconciles the change in net debt.

IAS 39 will create more volatility in the income statement and balance sheet, although limited for Securitas than what was previously the case under deferral hedge accounting, it is important to stress that it will not impact the Group's cash flow or its treasury strategies. The interest rate swaps or any other instrument that will be accounted for with a similar impact any unrealized gains or losses will return to zero on the final maturity date.

IFRS 2 Share-based Payments

IFRS 2 Share-based Payments deals with share-based incentive schemes and for the purpose of how to account for these schemes divides them into either equity settled schemes or cash settled schemes. IFRS 2 applies to schemes that have a grant date from November 7, 2002 and that have a vesting date later than January 1, 2005.

At the time of adoption of IAS/FRS and at present Securitas has no equity settled or cash settled schemes that would fall under the scope of this standard.

Taxes (Notes D and I)
Taxes were impacted only as far as the transition effects had a tax implication. Changes in accounting principles (transition to IAS 19 and IFRS 3 for restructuring provisions) that impacts shareholders' equity were accounted for net of deferred tax. The fact that the utilization of restructuring provisions during 2004 were accounted for as an expense in the statement of income has also impacted deferred taxes in the adjusted statement of income.

As mentioned above the allocation of the purchase price in the acquisition calculation to the intangible asset in accordance with the MEEM calculation results in a deferred tax liability, calculated at the local tax rate on the difference between the book value and tax value of the intangible asset. The deferred tax liability is amortized over the same period as the intangible asset.

Other transition impact (Notes F and K)
A specific issue is that the MUSD 225 (MUSD 250 from the fourth quarter of 2004) securitization agreement in the USA is no longer treated as an off-balance sheet source of funding. The Group has already earlier shown the securitization added back in Security Services USA's balance sheet and the impact of this on the key ratios for both operating capital employed as percent of total sales and return on capital employed. The offset to the add-back was then shown under the heading of Other and thus did not impact these two key ratios at Group level. As the securitization now is shown as an on-balance sheet source of funding this has impacted the Group's key ratios for operating capital employed as percent of total sales, return on capital employed as well as the net debt to equity ratio, see below and in the tables above. For the statement of income the securitization only resulted in a reclassification from securitization costs to interest expenses within the finance net. This had a slightly negative impact on the interest cover ratio.

The utilized securitization amount was MUSD 225 as of January 1, 2004. The utilized securitization amount as of December 31, 2004 was MUSD 234.

Adjusted Financial Statements

The adjusted financial statements for 2004 can be found on the following pages. In addition to the adjusted financial statements specifications to the adjusted financial statements in the annual report format can be found in Notes A-L.

Compared to the financial statements presented in the Annual Report for 2004 certain changes have been made to reflect how shareholders' equity should be specified. New lines compared to last year are Other capital contributed and Other reserves. Furthermore the line Net income is included in Retained earnings. The opening balance for cumulative translation differences has in accordance with the transition rules in IFRS 1 been posted to Retained earnings. The opening balance for cumulative translation differences was previously recognized either under restricted reserves or under non-restricted reserves. The opening balance for cumulative translation differences in the balance sheets and specifications to changes in shareholders' equity have been allocated to Other reserves in their entirety since the previous division of the translation difference is no longer relevant. The posting is thus affected between Other reserves and Retained earnings.

Comments and Notes to the Adjusted Consolidated Financial Statements

Comments to the Adjusted Consolidated Statement of Income (Table 3)
The reclassifications net had a nil impact on the net income for the period. The reclassifications carried out for contract portfolios and goodwill in the balance sheet has resulted in that all acquisition related amortization on contract portfolios were reclassified from the lines Production expenses and Selling and administrative expenses to the new line Amortization of acquisition related intangible fixed assets. The reclassification impact on amortization of acquisition related intangible fixed assets was MSEK –23.1 for the full year.

Other effects are the reversal of amortization from Selling and administrative expenses of intangible assets reclassified to goodwill and thus included in the reversal of all amortization of goodwill from the adjusted statement of income. The impact on operating income before and after amortization was MSEK 9.0 for the full year.

Under other effects can also be found the contract portfolios reclassified from goodwill to acquisition related intangible fixed assets. Contract portfolios are not deemed to have an indefinite life under IFRS 3 and are thus still subject to amortization. The impact on amortization of acquisition related intangible assets was MSEK –76.5 for the full year.

Utilization of restructuring provisions previously accounted for as a reduction of restructuring provisions have impacted acquisition related restructuring costs with MSEK –26.5 for the full year.

Deferred taxes have been affected by acquisition related restructuring costs previously accounted for as a reduction of restructuring provisions. Deferred taxes have also been affected by the statement of income impact of the tax calculated on the purchase price allocation, that has been amortized over the same period as the amortization of the intangible asset.

Comments to the Adjusted Consolidated Statement of Cash Flow (Table 4)
A reclassification has been carried out for acquisition related restructuring costs that according to Swedish GAAP were included in Payments from provisions for restructuring since this item under IFRS is recognized in the statement of income and thus included in the line Operating income. This has resulted in a reduction of MSEK -26.5 in the operating income that according to IFRS is included in the statement of cash flow. Payments from provisions for restructuring have been reduced with the same amount with MSEK 26.5. Furthermore the securitization has been changed by a reduction in the line Securitization with MSEK -67.4. At the same time the line Changes in interest-bearing net debt excluding liquid funds has increased with MSEK 67.4. This reclassification has been carried out since the securitization is no longer accounted for as an off-balance source of funding. The reduction in depreciation and amortization that has increased the line Operating income with MSEK 1,082.2 is shown under Other effects. This amount consists of a reversal of amortization of Other intangible fixed assets that have been reclassified to Goodwill (MSEK 9.0), reversed amortization of goodwill (MSEK 1,149.7) and additional amortization of Acquisition related intangible fixed assets (MSEK -76.5). There is a corresponding reduction of MSEK -1.082,2 in the line Reversal of depreciation.

Comments on the Adjusted Consolidated Balance Sheets per January 1, 2004 and December 31, 2004 (Tables 2A and 5)
The reclassifications have impacted the total balance sheet size mainly with regard to changes relating to securitization. Further information can be found in Notes F and K for securitization.

The reclassifications regarding employee benefits have had a small impact on the balance sheet size and only for the opening balance sheet as per January 1, 2004. Further information can be found in Notes E, G, H, J and L.

The reclassification between the lines Goodwill, Acquisition related intangible fixed assets and Other intangible fixed assets has net a nil impact on the total fixed assets and total assets. Other effects with an impact on these lines are the reversal of amortization of goodwill and the amortization of the contract portfolios reclassified from goodwill to acquisition related intangible fixed assets. Further information can be found in Notes A, B and C.

Deferred tax assets have been impacted by the change in accounting principle for employee benefits under IAS 19 and for the change in accounting principle under IFRS 3 resulting in the reversal of restructuring provisions and the subsequent accounting of any utilization as a cost in the statement of income. Further information can be found in Note D.

Other long-term receivables have been impacted by the change in accounting principle for employee benefits under IAS 19. Further information can be found in Note E.

Comments on the changes to shareholders' equity are provided below under Comments on the Adjusted Changes in Shareholders' Equity.

Provisions for pensions and similar commitments have been impacted by the change in accounting principle for employee benefits under IAS 19. Further information can be found in Note H.

Deferred tax liability has been impacted by the change in accounting principle for employee benefits under IAS 19. The deferred tax liability has also been impacted by the tax calculated on the purchase price allocation and the subsequent amortization of this impact via the statement of income. Further information is provided in Note I.

Other provisions have been impacted by the change in accounting principles under IFRS 3 resulting in the reversal of all restructuring provisions. Further information can be found in Note J.

Comments on the Adjusted Consolidated Balance Sheet per January 1, 2005 (Table 7)
On January 1, 2005 the Group recognized the fair value of the financial liabilities designated for hedging and the derivates designated for hedging, in the balance sheet. This has resulted in an increase of MSEK 2,467.0 in Interest-bearing financial fixed assets, an increase of MSEK 76.4 in Other short-term loan liabilities, an increase of MSEK 2,394.4 in Long-term loan liabilities, an increase of MSEK 1.1 in deferred tax assets and a decrease in equity of MSEK –2.7 mainly an effect of the unrealized loss on interest rate swaps. The impact on the balance sheet size is an increase from MSEK 38,842.7 to MSEK 41,310.8 or by MSEK 2,468.1

Comments on the Adjusted Changes in Shareholders' Equity per January 1, 2004 and December 31, 2004 (Tables 2B and 6)
The impact on retained earnings in equity is a result of the change in accounting principle for employee benefits under IAS 19 (MSEK –530,8 as of January 1, 2004) and for the change in accounting principles under IFRS 3 resulting in the reversal of restructuring provisions (MSEK 24.2). Furthermore minority interests in net income are not deducted in the statement of income under IFRS.

Net income included in retained earnings has been impacted positively by the reversal of goodwill amortization. The negative impact on net income included in retained earnings is a result of the amortization of acquisition related intangible fixed assets and acquisition related restructuring costs. The impact of the acquisition related restructuring costs has had a positive impact on taxes included in net income and thus on retained earnings. The amortization of deferred tax liabilities

relating to the tax calculated on the purchase price allocation has also had a positive impact on taxes. Finally the changes to net income has also resulted in translation differences on these adjustments since there is a difference between the balance sheet end rate and the average rate used in the statement of income when translating foreign subsidiaries' financial statements into SEK.

Under IFRS minority interests are reclassified and included as a separate item in shareholders' equity. The minority interests in net income are no longer deducted in the statement of income but disclosed on the face of the statement of income below net income.

Comments on the Adjusted Changes in Shareholders' Equity per January 1, 2005 (Table 8)

The impact on Retained earnings is a result of the change in accounting principle for financial instruments according to IAS 39 (MSEK -2,7 as of January 1, 2005).

Table 2A. Consolidated Opening Balance Sheet as per January 1, 2004 in the Annual Report format

		Swedish GAAP	Effects of transition to IFRS		IFRS
MSEK	Note	Jan 1, 2004	Reclassification	Other effects	Jan 1, 2004
ASSETS					
Fixed assets					
Goodwill	A	14,777.8	–117.6	–	14,660.2
Acquisition related intangible fixed assets	B	–	307.6	–	307.6
Other intangible fixed assets	C	384.7	–190.0	–	194.7
Buildings and land		988.7	–	–	988.7
Machinery and equipment		4,080.3	–	–	4,080.3
Deferred tax assets	D	1,491.8	–	107.4	1,599.2
Interest-bearing financial fixed assets		138.7	–	–	138.7
Other long-term receivables	E	963.4	7.9	–380.1	591.2
Total fixed assets		**22,825.4**	**7.9**	**–272.7**	**22,560.6**
Current assets					
Inventories		484.2	–	–	484.2
Accounts receivable	F	6,736.0	1,636.9	–	8,372.9
Other current receivables	G	2,433.4	–11.5	–	2,421.9
Short-term investments		3,435.9	–	–	3,435.9
Cash and bank deposits		1,039.8	–	–	1,039.8
Total current assets		**14,129.3**	**1,625.4**	–	**15,754.7**
TOTAL ASSETS		**36,954.7**	**1,633.3**	**–272.7**	**38,315.3**
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity					
Share capital		365.1	–	–	365.1
Other capital contributed		7,362.6	–	–	7,362.6
Other reserves		–1,547.0	1,547.0	–	–
Retained earnings		5,020.4	–1,547.0	–506.6	2,966.8
Total shareholders' equity attributable to the equity holders of the Parent Company		**11,201.1**	–	**–506.6**	**10,694.5**
Minority interests		–	–	15.6	15.6
Total shareholders' equity		**11,201.1**	–	**–491.0**	**10,710.1**
Minority interests		**15.6**	–	**–15.6**	–
Long-term liabilities					
Long-term convertible debenture loans		3,992.9	–	–	3,992.9
Other long-term loan liabilities		7,212.8	–	–	7,212.8
Other long-term liabilities		231.2	–	–	231.2
Provisions for pensions and similar commitments	H	32.6	367.4	440.6	840.6
Deferred tax liability	I	465.0	–	–180.2	284.8
Other provisions	J	1,607.5	–319.3	–26.5	1,261.7
Total long-term liabilities		**13,542.0**	**48.1**	**233.9**	**13,824.0**
Current liabilities					
Other short-term loan liabilities	K	2,458.6	1,636.9	–	4,095.5
Accounts payable		1,254.7	–	–	1,254.7
Other current liabilities	L	8,482.7	–51.7	–	8,431.0
Total current liabilities		**12,196.0**	**1,585.2**	–	**13,781.2**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**36,954.7**	**1,633.3**	**–272.7**	**38,315.3**

Table 2B. Consolidated Changes in Shareholders' Equity as per January 1, 2004 in the Annual Report format

		Shareholders' equity attributable to the equity holders of the Parent Company						
MSEK	Note	Share capital	Other capital contributed	Other reserves	Retained earnings	Total	Minority interests	Total
Opening balance 2004 according to adopted balance sheet		**365.1**	**7,362.6**	**–1,547.0**	**5,020.4**	**11,201.1**	–	**11,201.1**
Effects of transfer of opening balance for translation differences		–	–	1,547.0	–1,547.0	–	–	–
Effects of change in accounting principle IAS 19/RR 29[1]		–	–	–	–530.8	–530.8	–	–530.8
Effects in change of accounting principle IFRS 3[2]		–	–	–	24.2	24.2	–	24.2
Effects of change regarding transfer of minority interests[3]		–	–	–	–	–	15.6	15.6
Opening balance 2004 according to IFRS		**365.1**	**7,362.6**	–	**2,966.8**	**10,694.5**	**15.6**	**10,710.1**

[1] The impact from IAS 19 while being considered an IAS/IFRS adjustment has already impacted the shareholders' equity that was presented in the annual report for 2004 since the Swedish standard corresponding to IAS 19 - RR 29 was implemented under Swedish GAAP as per January 1, 2004.

[2] IFRS 3 required that the opening balance for restructuring provisions included in goodwill, and not qualifying under IFRS 3, should be reversed to equity net of deferred tax.

[3] Minority interests are under IFRS treated as a separate component of shareholders' equity.

Table 3. Consolidated Statement of Income 2004 in the Annual Report Format

MSEK	Note	Swedish GAAP 2004	Effects of transition to IFRS Reclassification	Effects of transition to IFRS Other effects	IFRS 2004
Sales, continuing operations		58,167.6	–	–	58,167.6
Sales, acquired business		1,519.0	–	–	1,519.0
Total sales		**59,686.6**	**–**	**–**	**59,686.6**
Production expenses		–46,017.8	4.1	–	–46,013.7
Gross income		**13,668.8**	**4.1**	**–**	**13,672.9**
Selling and administrative expenses		–9,674.5	19.0	9.0	–9,646.5
Amortization of goodwill		–1,149.7	–	1,149.7	–
Amortization of acquistion related intangible fixed assets		–	–23.1	–76.5	–99.6
Acquisition related restructuring costs		–	–	–26.5	–26.5
Operating income		**2,844.6**	**–**	**1,055.7**	**3,900.3**
Financial income		189.5	–	–	189.5
Financial expense		–706.1	–	–	–706.1
Income before taxes		**2,328.0**	**–**	**1,055.7**	**3,383.7**
Taxes		–860.4	–	5.2	–855.2
Minority share in net income		–0.7	–	0.7	–
Net income for the year		**1,466.9**	**–**	**1,061.6**	**2,528.5**
Whereof attributable to:					
Equity holders of the Parent Company		–	–	–	2,527.8
Minority interest		–	–	–	0.7
Average number of shares, before dilution		365,058,897	–	–	365,058,897
Average number of shares, after dilution		382,408,810	–	–	382,408,810
Earnings per share after taxes, before dilution (SEK)		**4.02**	**–**	**2.90**	**6.92**
Earnings per share after taxes, after dilution (SEK)		**4.01**	**–**	**2.78**	**6.79**

Table 4. Consolidated Statement of Cash Flow 2004 in the Annual Report Format

MSEK	Note	Swedish GAAP 2004	Effects of transition to IFRS Reclassification[1]	Effects of transition to IFRS Other effects[2]	IFRS 2004
Operations					
Operating income		2,844.6	–26.5	1,082.2	3,900.3
Reversal of depreciation		2,794.8	–	–1,082.2	1,712.6
Financial items received		227.4	–	–	227.4
Financial items paid		–745.8	–	–	–745.8
Current taxes paid		–581.5	–	–	–581.5
Change in accounts receivable		–485.1	–	–	–485.1
Payments from provisions for restructuring		–46.6	26.5	–	–20.1
Change in other operating capital employed		445.6	–	–	445.6
Cash flow from operations		**4,453.4**	**–**	**–**	**4,453.4**
Investing activities					
Investments in fixed assets		–1,969.9	–	–	–1,969.9
Acquisition of subsidiaries		–2,315.7	–	–	–2,315.7
Cash flow from investing activities		**–4,285.6**	**–**	**–**	**–4,285.6**
Financing activities					
Dividend paid to shareholders' of the Parent Company		–730.1	–	–	–730.1
Securitization		67.4	–67.4	–	–
Change in interest-bearing net debt excluding liquid assets		–832.6	67.4	–	–765.2
Cash flow from financing activities		**–1,495.3**	**–**	**–**	**–1,495.3**
Cash flow for the year		**–1,327.5**	**–**	**–**	**–1,327.5**
Liquid assets at beginning of year		4,475.7	–	–	4,475.7
Translation differences on liquid assets		–27.8	–	–	–27.8
Liquid assets at year-end		**3,120.4**	**–**	**–**	**3,120.4**

MSEK	Opening balance 2004	Effect of change in accounting principle[3]	Cash flow for the year	Change in loans	Translation differences	Closing balance 2004
Liquid assets	4,475.7	–	–1,327.5	–	–27.8	3,120.4
Other net debt	–13,558.2	–1,604.3	–	765.2	643.8	–13,753.5
Interest-bearing net debt	**–9,082.5**	**–1,604.3**	**–1,327.5**	**765.2**	**616.0**	**–10,633.1**

[1] Payments from provisions for restructuring, which according to IFRS is recognized as acquisition related restructuring costs. Securitization is recognized as change in net debt excluding liquid assets since it is no longer an off-balance sheet source of funding.

[2] Refers to reversed amortization of other intangible fixed assets which have been reclassified to goodwill (MSEK 9.0), reversed amortization of goodwill (MSEK 1,149.7) and additional amortization of acquisition related intangible fixed assets (MSEK -76.5).

[3] Refers to employee benefits (IAS 19) which previously were included in the net debt (MSEK 32.6) and securitization previously recognized as an off-balance source of funding (MSEK -1,636.9).

Table 5. Consolidated Balance Sheet December 31, 2004 in the Annual Report Format

MSEK	Note	Swedish GAAP Dec 31, 2004	Effects of transition to IFRS Reclassification	Effects of transition to IFRS Other effects	IFRS Dec 31, 2004
ASSETS					
Fixed assets					
Goodwill	A	14,508.3	–343.4	1,137.0	15,301.9
Acquisition related intangible fixed assets	B	–	506.7	–73.5	433.2
Other intangible fixed assets	C	431.9	–163.3	–	268.6
Buildings and land		1,043.2	–	–	1,043.2
Machinery and equipment		4,776.8	–	–	4,776.8
Deferred tax assets	D	1,442.2	–	–0.6	1,441.6
Interest-bearing financial fixed assets		138.2	–	–	138.2
Other long-term receivables	E	434.0	–	–	434.0
Total fixed assets		**22,774.6**	**–**	**1,062.9**	**23,837.5**
Current assets					
Inventories		608.6	–	–	608.6
Accounts receivable	F	7,279.0	1,549.0	–	8,828.0
Other current receivables	G	2,448.2	–	–	2,448.2
Short-term investments		2,192.1	–	–	2,192.1
Cash and bank deposits		928.3	–	–	928.3
Total current assets		***13,456.2***	***1,549.0***	***–***	***15,005.2***
TOTAL ASSETS		**36,230.8**	**1,549.0**	**1,062.9**	**38,842.7**
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity					
Share capital		365.1	–	–	365.1
Other capital contributed		7,362.6	–	–	7,362.6
Other reserves		–2,155.8	1,547.0	–57.1	–665.9
Retained earnings		5,226.4	–1,547.0	1,085.1	4,764.5
Total shareholders' equity attributable to the equity holders of the *Parent Company*		**10,798.3**	**–**	**1,028.0**	***11,826.3***
Minority interests		–	–	16.6	16.6
Total shareholders' equity		**10,798.3**	**–**	**1,044.6**	**11,842.9**
Minority interests		**16.6**	**–**	**–16.6**	**–**
Long-term liabilities					
Long-term convertible debenture loans		3,940.6	–	–	3,940.6
Other long-term loan liabilities		6,201.2	–	–	6,201.2
Other long-term liabilities		90.8	–	–	90.8
Provisions for pensions and similar commitments	H	851.4	–	–	851.4
Deferred tax liability	I	408.8	–	66.1	474.9
Other provisions	J	821.2	–	–31.2	790.0
Total long-term liabilities		**12,314.0**	**–**	**34.9**	**12,348.9**
Current liabilities					
Other short-term loan liabilities	K	2,200.9	1,549.0	–	3,749.9
Accounts payable		1,411.4	–	–	1,411.4
Other current liabilities	L	9,489.6	–	–	9,489.6
Total current liabilities		**13,101.9**	**1,549.0**	**–**	**14,650.9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**36,230.8**	**1,549.0**	**1,062.9**	**38,842.7**

Table 6. Consolidated Changes in Shareholders' Equity as per December 31, 2004 in the Annual Report Format

MSEK	Note	Shareholders' equity attributable to the equity holders of the Parent Company: Share capital	Other capital contributed	Other reserves	Retained earnings	Total	Minority interests	Total
Opening balance 2004 according to adopted balance sheet		**365.1**	**7,362.6**	**–1,547.0**	**5,020.4**	**11,201.1**	**–**	**11,201.1**
Effects of transfer of opening balance for translation differences		–	–	1,547.0	–1,547.0	–	–	–
Effects of change in accounting principle IAS 19/RR 29[1]		–	–	–	–530.8	–530.8	–	–530.8
Effects in change of accounting principle IFRS 3[2]		–	–	–	24.2	24.2	–	24.2
Effects of change regarding transfer of minority interests[3]		–	–	–	–	–	15.6	15.6
Opening balance 2004 according to IFRS		**365.1**	**7,362.6**	**–**	**2,966.8**	**10,694.5**	**15.6**	**10,710.1**
Net investment hedges		–	–	163.8	–	163.8	–	163.8
Translation differences		–	–	–829.7	–	–829.7	0.3	–829.4
Net income/expense recognized directly in equity		**–**	**–**	**–665.9**	**–**	**–665.9**	**0.3**	**–665.6**
Net income for the year		–	–	–	2,527.8	2,527.8	0.7	2,528.5
Total change excluding transactions with equity holders		**–**	**–**	**–665.9**	**2,527.8**	**1,861.9**	**1.0**	**1,862.9**
Dividend paid to shareholders of the Parent Company		–	–	–	–730.1	–730.1	–	–730.1
Closing balance 2004 according to IFRS		**365.1**	**7,362.6**	**–665.9**	**4,764.5**	**11,826.3**	**16.6**	**11,842.9**

[1] The impact from IAS 19 while being considered an IAS/IFRS adjustment has already impacted the shareholders' equity that was presented in the annual report for 2004 since the Swedish standard corresponding to IAS 19 - RR 29 was implemented under Swedish GAAP as per January 1, 2004.

[2] IFRS 3 required that the opening balance for restructuring provisions included in goodwill, and not qualifying under IFRS 3, should be reversed to equity net of deferred tax.

[3] Minority interests are under IFRS treated as a separate component of shareholders' equity.

Table 7. Consolidated Balance Sheet January 1, 2005 in the Annual Report Format

MSEK	Note	Before IAS 39 January 1, 2005	Effects of transition to IAS 39	After IAS 39 January 1, 2005
ASSETS				
Fixed assets				
Goodwill		15,301.9	–	15,301.9
Acquisition related intangible fixed assets		433.2	–	433.2
Other intangible fixed assets		268.6	–	268.6
Buildings and land		1,043.2	–	1,043.2
Machinery and equipment		4,776.8	–	4,776.8
Deferred tax assets	5	1,441.6	1.1	1,442.7
Interest-bearing financial fixed assets	5	138.2	2,467.0	2,605.2
Other long-term receivables		434.0	–	434.0
Total fixed assets		**23,837.5**	**2,468.1**	**26,305.6**
Current assets				
Inventories		608.6	–	608.6
Accounts receivable		8,828.0	–	8,828.0
Other current receivables		2,448.2	–	2,448.2
Short-term investments	5	2,192.1	–	2,192.1
Cash and bank deposits	5	928.3	–	928.3
Total current assets		**15,005.2**	**–**	**15,005.2**
TOTAL ASSETS		**38,842.7**	**2,468.1**	**41,310.8**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Share capital		365.1	–	365.1
Other capital contributed		7,362.6	–	7,362.6
Other reserves		–665.9	–	–665.9
Retained earnings	5	4,764.5	–2.7	4,761.8
Total shareholders' equity attributable to the equity holders of the Parent Company		**11,826.3**	**–2.7**	**11,823.6**
Minority interests		16.6	–	16.6
Total shareholders' equity		**11,842.9**	**–2.7**	**11,840.2**
Long-term liabilities				
Long-term convertible debenture loans	5	3,940.6	31.6	3,972.2
Other long-term loan liabilities	5	6,201.2	2,362.8	8,564.0
Other long-term liabilities		90.8	–	90.8
Provisions for pensions and similar commitments		851.4	–	851.4
Deferred tax liability		474.9	–	474.9
Other provisions		790.0	–	790.0
Total long-term liabilities		**12,348.9**	**2,394.4**	**14,743.3**
Current liabilities				
Other short-term loan liabilities	5	3,749.9	76.4	3,826.3
Accounts payable		1,411.4	–	1,411.4
Other current liabilities		9,489.6	–	9,489.6
Total current liabilities		**14,650.9**	**76.4**	**14,727.3**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**38,842.7**	**2,468.1**	**41,310.8**
Net debt		**–10,633.1**	**–3.8**	**–10,636.9**

Table 8. Consolidated Changes in Shareholders' Equity as per January 1, 2005 in the Annual Report Format

		Shareholders' equity attibutable to the equity holders of the Parent Company						
MSEK	Note	Share capital	Other capital contributed	Other reserves	Retained earnings	Total	Minority interests	Total
Opening balance 2005 according to IFRS		**365.1**	**7,362.6**	**–665.9**	**4,764.5**	**11,826.3**	**16.6**	**11,842.9**
Effects of change in accounting principle IAS 39	5	–	–	–	–2.7	–2.7	–	–2.7
Opening balance 2005 according to IFRS		**365.1**	**7,362.6**	**–665.9**	**4,761.8**	**11,823.6**	**16.6**	**11,840.2**

NOTE A GOODWILL

MSEK	Jan 1, 2004	Dec 31, 2004
Goodwill under Swedish GAAP	**14,777.8**	**14,508.3**
Reclassification of contract portfolios to acquisition related intangible fixed assets	–241.1	–457.9
Reclassification of goodwill from other intangible fixed assets	123.5	114.5
Total change relating to reclassifications	**–117.6**	**–343.4**
Reversal of goodwill amortization from income statement	–	1,149.7
Translation difference on reversal of goodwill amortization	–	–59.8
Reversal of amortization reclassified from operating income before amortization	–	9.0
Reversal of restructuring provisions	–	–30.9
Deferred tax relating to acquisition related intangible fixed assets	–	69.0
Total change relating to effects from transition to IFRS	**–**	**1,137.0**
Goodwill under IFRS	**14,660.2**	**15,301.9**

NOTE B ACQUISITION RELATED INTANGIBLE FIXED ASSETS

MSEK	Jan 1, 2004	Dec 31, 2004
Acquisition related intangible fixed assets under Swedish GAAP	**–**	**–**
Reclassification of contract portfolios from goodwill	241.1	457.9
Reclassification of contract portfolios from other intangible fixed assets	66.5	48.8
Total change relating to reclassifications	**307.6**	**506.7**
Amortization of acquisition related intangible fixed assets from goodwill	–	–76.5
Translation difference on amortization	–	3.0
Total change relating to effects from transition to IFRS	**–**	**–73.5**
Acquisition related intangible fixed assets under IFRS	**307.6**	**433.2**

NOTE C OTHER INTANGIBLE FIXED ASSETS

MSEK	Jan 1, 2004	Dec 31, 2004
Other intangible fixed assets under Swedish GAAP	**384.7**	**431.9**
Reclassification of contract portfolios to acquisition related intangible fixed assets	–66.5	–48.8
Reclassification of other intangible fixed assets to goodwill	–123.5	–114.5
Total change	**–190.0**	**–163.3**
Other intangible fixed assets under IFRS	**194.7**	**268.6**

NOTE D DEFERRED TAX ASSETS

MSEK	Jan 1, 2004	Dec 31, 2004
Deferred tax assets under Swedish GAAP	**1,491.8**	**1,442.2**
Deferred tax on change of pensions and other employee related benefits to IAS 19	109.7	–
Deferred tax on restructuring expenses	–	2.4
Deferred tax on reversal of opening balance of restructuring provisions	–2.3	–2.3
Deferred tax on reversal of restructuring provisions from goodwill	–	–0.9
Translation differences	–	0.2
Total change	**107.4**	**–0.6**
Deferred tax assets under IFRS	**1,599.2**	**1,441.6**

NOTE E OTHER LONG-TERM RECEIVABLES

MSEK	Jan 1, 2004	Dec 31, 2004
Other long-term receivables under Swedish GAAP	**963.4**	**434.0**
Reclassification of pensions and other employee related benefits	7.9	–
Change of pensions and other employee related benefits according to IAS 19	–380.1	–
Total change	**–372.2**	**–**
Other long-term receivables under IFRS	**591.2**	**434.0**

NOTE F ACCOUNTS RECEIVABLE

MSEK	Jan 1, 2004	Dec 31, 2004
Accounts receivable under Swedish GAAP	**6,736.0**	**7,279.0**
Recognition of accounts receivable under securitization	1,636.9	1,549.0
Total change	**1,636.9**	**1,549.0**
Accounts receivable under IFRS	**8,372.9**	**8,828.0**

NOTE G OTHER CURRENT RECEIVABLES

MSEK	Jan 1, 2004	Dec 31, 2004
Other current receivables under Swedish GAAP	**2,433.4**	**2,448.2**
Reclassification of pensions and other employee related benefits	–11.5	–
Total change	**–11.5**	**–**
Other current receivables under IFRS	**2,421.9**	**2,448.2**

NOTE H PROVISIONS FOR PENSIONS AND SIMILAR COMMITMENTS

MSEK	Jan 1, 2004	Dec 31, 2004
Provisions for pensions and similar commitments under Swedish GAAP	**32.6**	**851.4**
Reclassification of pensions and other employee related benefits	367.4	–
Change of pensions and other employee related benefits according to IAS 19	440.6	–
Total change	**808.0**	**–**
Provisions for pensions and similar commitments under IFRS	**840.6**	**851.4**

NOTE I DEFERRED TAX LIABILITY

MSEK	Jan 1, 2004	Dec 31, 2004
Deferred tax liability under Swedish GAAP	**465.0**	**408.8**
Deferred tax on change of pensions and other employee related benefits to IAS 19	–180.2	–
Deferred tax relating to acquisition related intangible fixed assets	–	69.0
Amortization of tax relating to acquisition related intangible fixed assets	–	–2.9
Translation differences	–	–
Total change	**–180.2**	**66.1**
Deferred tax liability under IFRS	**284.8**	**474.9**

NOTE J OTHER PROVISIONS

MSEK	Jan 1, 2004	Dec 31, 2004
Other provisions under Swedish GAAP	**1,607.5**	**821.2**
Reclassification of pensions and other employee related benefits	–319.3	–
Reversal of opening balance provisions for restructuring	–26.5	–26.5
Reversal of restructuring provisions from goodwill	–	–30.9
Reversal of cash paid out to acquisition related restructuring costs	–	26.5
Translation differences	–	–0.3
Total change	**–345.8**	**–31.2**
Other provisions under IFRS	**1,261.7**	**790.0**

NOTE K OTHER SHORT-TERM LOAN LIABILITIES

MSEK	Jan 1, 2004	Dec 31, 2004
Other short-term loan liabilities under Swedish GAAP	**2,458.6**	**2,200.9**
Recognition of funding of accounts receivables under securitization	1,636.9	1,549.0
Total change	**1,636.9**	**1,549.0**
Other short-term loan liabilities under IFRS	**4,095.5**	**3,749.9**

NOTE L OTHER CURRENT LIABILITIES

MSEK	Jan 1, 2004	Dec 31, 2004
Other current liabilities under Swedish GAAP	**8,482.7**	**9,489.6**
Reclassification of pensions and other employee related benefits	–51.7	–
Total change	**–51.7**	**–**
Other current liabilities under IFRS	**8,431.0**	**9,489.6**

111 Parent Company statement of income

111 Parent Company statement of cash flow

112 Parent Company balance sheet

113 Parent Company changes in shareholders' equity

114	Note 38	Accounting principles
	Note 39	Transactions with related parties
	Note 40	Financial risk management
	Note 41	Operating expenses
115	Note 42	Personnel
	Note 43	Other financial income and expense, net
	Not 44	Taxes
	Note 45	Other intangible fixed assets
116	Note 46	Machinery and equipment
	Note 47	Shares in subsidiaries
	Note 48	Shares in associated companies
	Note 49	Prepaid expenses and accrued income
117	Note 50	Liquid assets
	Note 51	Changes in shareholders equity
	Note 52	Convertible debenture loans
	Note 53	Long-term liabilities
	Note 54	Accrued expenses and prepaid income
	Note 55	Contingent liabilities

Statement of income

MSEK	NOTE	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Administrative contribution and other revenues	39	479.7	501.9	501.9
Gross income		**479.7**	**501.9**	**501.9**
Administrative expenses	41, 42	–469.6	–629.4	–629.4
Operating income/loss		**10.1**	**–127.5**	**–127.5**
Result of financial investments				
Result of sale of shares in subsidiaries	39	–46.4	3,238.2	3,238.2
Dividend	39	4,618.7	4,378.6	4,378.6
Interest income	39	1,196.7	1,068.4	1,068.4
Interest expenses	39	–1,567.8	–1,586.8	–1,586.8
Other financial income and expenses, net	43	75.2	212.8	212.8
Total financial income and expenses		**4,276.4**	**7,311.2**	**7,311.2**
Income after financial items		**4,286.5**	**7,183.7**	**7,183.7**
Appropriations				
Allocation to tax allocation reserve		8.1	4.8	4.8
Difference between book depreciation and depreciation according to plan		1.6	3.7	3.7
Total appropriations		**9.7**	**8.5**	**8.5**
Income before taxes		**4,296.2**	**7,192.2**	**7,192.2**
Current taxes	44	–32.4	–4.7	–4.7
Net income for the year		**4,263.8**	**7,187.5**	**7,187.5**

Statement of cash flow

MSEK	NOTE	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Operations				
Operating income/loss		10.1	–127.5	–127.5
Reversal of depreciation		10.4	11.0	11.0
Financial items received		3,669.3	9,326.1	9,326.1
Financial items paid		–1,593.5	–1,715.6	–1,715.6
Current taxes paid		–11.4	–11.3	–11.3
Change in other operating capital employed		–202.6	180.7	180.7
Cash flow from operations		**1,882.3**	**7,663.4**	**7,663.4**
Investing activities				
Investments in fixed assets		–7.5	–1.8	–1.8
Shares in subsidiaries		–8,908.0	–15,766.3	–15,766.3
Cash flow from investing activities		**–8,915.5**	**–15,768.1**	**–15,768.1**
Financing activities				
Dividend paid		–1,095.2	–730.1	–730.1
Premature redemption of convertible debenture loans	29	–1,780.0	–	–
Change in interest-bearing net debt, excluding liquid assets		9,508.0	10,838.7	10,838.7
Cash flow from financing activities		**6,632.8**	**10,108.6**	**10,108.6**
Cash flow for the year		**–400.4**	**2,003.9**	**2,003.9**
Liquid assets at beginning of year		2,159.0	155.1	155.1
Liquid assets at year-end	50	**1,758.6**	**2,159.0**	**2,159.0**

Balance sheet

MSEK	NOTE	RR 32 2005	RR 32 2004	Swedish GAAP 2004
ASSETS				
Fixed assets				
Other intangible fixed assets	45	21.5	23.9	23.9
Machinery and equipment	46	2.2	2.7	2.7
Shares in subsidiaries	47	54,397.2	45,489.2	45,489.2
Shares in associated companies	48	163.8	–	–
Interest-bearing financial fixed assets		42.5	80.0	80.0
Other long-term receivables		54.6	254.0	254.0
Total fixed assets		**54,681.8**	**45,849.8**	**45,849.8**
Current assets				
Current receivables from subsidiaries		3,501.9	1,180.1	1,180.1
Interest-bearing current receivables from subsidiaries		13,262.0	15,550.4	15,550.4
Other current receivables		0.1	6.5	6.5
Tax assets		16.0	37.0	37.0
Prepaid expenses and accrued income	49	521.3	499.6	499.6
Short-term investments	50	1,758.6	2,067.3	2,067.3
Cash and bank deposits	50	0.0	91.7	91.7
Total current assets		**19,059.9**	**19,432.6**	**19,432.6**
TOTAL ASSETS		**73,741.7**	**65,282.4**	**65,282.4**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Restricted equity				
Share capital		365.1	365.1	365.1
Legal reserve		7,362.6	695.2	695.2
Premium reserve		–	6,667.4	6,667.4
Total restricted equity		**7,727.7**	**7,727.7**	**7,727.7**
Non-restricted equity				
Retained earnings		19,907.9	13,815.6	13,815.6
Net income for the year		4,263.8	7,187.5	7,187.5
Total non-restricted equity		**24,171.7**	**21,003.1**	**21,003.1**
Total shareholders' equity	51	**31,899.4**	**28,730.8**	**28,730.8**
Untaxed reserves				
Tax allocation reserve		–	8.1	8.1
Accumulated accelerated depreciation		7.8	9.4	9.4
Total untaxed reserves		**7.8**	**17.5**	**17.5**
Long-term liabilities				
Long-term liabilities to subsidiaries		7.7	152.6	152.6
Long-term interest-bearing liabilities to subsidiaries		54.3	45.1	45.1
Long-term convertible debenture loans	52	2,386.4	3,940.6	3,940.6
Other long-term loan liabilities		3,878.1	5,667.0	5,667.0
Other long-term liabilities		56.6	–	–
Total long-term liabilities	53	**6,383.1**	**9,805.3**	**9,805.3**
Current liabilities				
Current liabilities to subsidiaries		181.0	68.0	68.0
Interest-bearing current liabilities to subsidiaries		27,409.0	23,118.7	23,118.7
Group account bank overdraft		642.3	782.3	782.3
Other short-term loan liabilities		6,660.8	2,075.1	2,075.1
Accounts payable		12.7	9.5	9.5
Accrued expenses and prepaid income	54	540.6	516.2	516.2
Other current liabilities		5.0	159.0	159.0
Total current liabilities		**35,451.4**	**26,728.8**	**26,728.8**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**73,741.7**	**65,282.4**	**65,282.4**
Pledged assets		None	None	None
Contingent liabilities	55	4,816.5	3,645.4	3,645.4

Parent Company changes in shareholders' equity

MSEK	Share capital[1]	Legal reserve	Premium reserve	Non-restricted equity	Total
Opening balance 2004	**365.1**	**695.2**	**6,667.4**	**14,545.7**	**22,273.4**
Net income for the year	–	–	–	7,187.5	7,187.5
Total change excluding transactions with equity holders	**–**	**–**	**–**	**7,187.5**	**7,187.5**
Dividend paid	–	–	–	–730.1	–730.1
Opening balance 2005	**365.1**	**695.2**	**6,667.4**	**21,003.1**	**28,730.8**
Transfer of opening balance Premium reserve	–	6,667.4	–6,667.4	–	–
Net income for the year	–	–	–	4,263.8	4,263.8
Total change excluding transactions with equity holders	**–**	**6,667.4**	**–6,667.4**	**4,263.8**	**4,263.8**
Dividend paid	–	–	–	–1,095.2	–1,095.2
Closing balance 2005	**365.1**	**7,362.6**	**–**	**24,171.7**	**31,899.4**

[1] For information regarding the numbers of shares outstanding refer to Note 51.

NOTE 38 ACCOUNTING PRINCIPLES

The Parent Company's financial statements are from January 1, 2005 prepared in accordance with the Swedish Annual Accounts Act and RR 32 Reporting by Legal Entities. The adoption of RR 32 has not resulted in any adjustments of previously reported periods. The Parent Company thus follows the same accounting principles as the Group when relevant and except in the cases stated below. The divergences that exists between the Parent Company's and the Group's accounting principles are a result of the restrictions that the Swedish Annual Accounts Act, the Swedish Act on Safeguarding of Pension Committments, etc and the options in RR 32 lay down for the adoption of IFRS in the Parent Company.

IAS 17 Leasing

Finance leases cannot be accounted for on legal entity level since specific ordinances for the taxation are not available or are not complete. Finance leases can therefore on legal entity level be accounted for according to the requirements for operational leases. This limitation lacks practical implications since the Parent Company has not entered into any leasing agreements that could be classified as finance leases.

IAS 19 Employee benefits

According to the Swedish Act on Safeguarding of Pension Committments, etc the Parent Company cannot recognize defined benefit plans on legal entity level. This limitation has no material impact on the employee benefits relating to the employees of the Parent Company. Pension solutions either fall within the framework of the ITP-plan that is insured via Alecta, and which is described under the Group's accounting principles or in all material aspects consists of other defined contribution plans.

IAS 39 Financial Instruments: Recognition and Measurement

The Parent Company has in accordance with the transition rules in RR 32 decided to adopt IAS 39 from 2006. The accounting treatment of financial instruments in 2005 thus follows previous Swedish GAAP, as explained below.

Short-term investments are accounted according to the lower of cost or market principle if they pertain to transferable securities, and at acquisition value for bank deposits.

Convertible debenture loans are compound financial instruments whose financial liability (the loan) and the shareholders' equity-related instrument (the issued put) should be accounted separately at the time of issue. Because the convertible debenture loan 2002/2007 series 1–4 was issued at market interest, the related shareholders' equity-related instrument constituted an insignificant portion of the issue proceeds, whereupon the convertible debenture loan was classified as a financial liability in its entirety.

Bond loans issued are accounted at amortized cost, which means the present value of future payments calculated by the effective historical rate of interest at the time of issue.

Commercial paper has been issued as part of a short-term Swedish commercial paper program and accounted under Other short-term loan liabilities at the original settlement value. Accrued interest is accounted under Accrued interest expenses using a linear valuation method. Due to the short tenor of issued commercial paper, the difference between accrued interest estimated linearly and by discounting is immaterial.

Loan receivables and loan liabilities hedged through forward currency contracts are valued at the spot rate on the day the hedge was entered. Forward premiums and discounts, that is the difference between the forward rate and the spot rate, are accounted as interest. Interest rate derivatives are used for hedging purposes only and accounted through the deferral of unrealized gains and losses, known as deferral hedge accounting. As a result, the Group's gain or loss from interest rate derivatives comprises only interest income and interest expenses based on actual cash flows from interest rate derivatives. Option premiums paid are expensed over the term of the hedged position and are accounted as interest expenses.

URA 7 Group Contributions and Capital Contributions

Group contributions received by the Parent Company are deemed to be dividends and are thus recognized as a financial income in the Parent Company.

NOTE 39 TRANSACTIONS WITH RELATED PARTIES

Transactions between the Parent Company and subsidiaries are priced in accordance with business principles.

Parent Company's transactions with subsidiaries comprise

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Administrative contributions and other revenues from subsidiaries	474.3	357.2	357.2
Result of sale of shares in subsidiaries[1]	–46.4	3,238.2	3,238.2
Dividends from subsidiaries	4,618.7	4,378.6	4,378.6
Interest income from subsidiaries	487.0	459.1	459.1
Interest expenses to subsidiaries	–479.5	–531.4	–531.4

[1] Result of sale of shares in subsidaries in relation to internal restructuring.
Receivables and liabilities from/to subsidiaries and their distribution between interest-bearing and non-interest bearing items are reported in the balance sheet.
For information regarding benefits provided to senior management, refer to the Group information in Notes 7 and 11 to the Consolidated financial statements and Note 42.
For pledged assets and contingent liabilities on behalf of subsidiaries, refer to the information on pledged assets and contingent liabilities in connection with the balance sheet and in Note 55.

NOTE 40 FINANCIAL RISK MANAGEMENT

Disclosures for the Parent Company according to IAS 32 is provided below. For further information regarding financial risks, which are relevant for the Parent Company as well, refer to the Group's Note 5 and to the Parent Company's accounting principles in Note 38.

MSEK	Total fair value	Total book value
Net debt		
Interest-bearing financial fixed assets	42.3	42.5
Interest-bearing current receivables from subsidiaries	13,262.0	13,262.0
Short-term investments	1,758.6	1,758.6
Cash and bank deposits	0.0	0.0
Long-term interest-bearing loans to subsidiaries	–54.3	–54.3
Long-term convertible debenture loans	–2,388.4	–2,386.4
Other long-term loan liabilities	–4,895.7	–3,878.1
Interest-bearing current liabilities to subsidiaries	–27,409.0	–27,409.0
Group account bank overdraft	–642.3	–642.3
Other short-term loan liabilities	–7,213.2	–6,660.8
Total net debt according to the balance sheet	**–27,540.0**	**–25,967.8**
Derivative instruments		
Derivatives with positive fair value, long-term	986.7	–
Derivatives with positive fair value, short-term	697.0	–
Derivatives with negative fair value, long-term	–0.4	–
Derivatives with negative fair value, short-term	–63.7	–
Total derivative instruments	**1,619.6**	**–**
Total net debt including derivative instruments	**–25,920.4**	**–25,967.8**
Derivative instruments not included in net debt, positive fair value[1]	–	1.1
Derivative instruments not included in net debt, negative fair value[1]	–	–3.4
Total derivative instruments not included in net debt	**–**	**–2.3**
Total	**–25,920.4**	**–25,970.1**

[1] Included in total fair value under derivative instruments.

NOTE 41 OPERATING EXPENSES

Audit fees and reimbursements

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
PricewaterhouseCoopers			
– audit assignments	6.9	5.9	5.9
– other assignments	3.0	10.4	10.4
Total, PricewaterhouseCoopers	**9.9**	**16.3**	**16.3**
Other auditors			
– audit assignments	–	–	–
Total	**9.9**	**16.3**	**16.3**

NOTE 42 PERSONNEL

Average number of employees; distribution between women and men

	Women			Men			Total		
	RR 32 2005	RR 32 2004	Swedish GAAP 2004	RR 32 2005	RR 32 2004	Swedish GAAP 2004	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Sweden	14	12	12	15	11	11	29	23	23

In 2005, the number of Board members and Presidents were 11 (11) of which two (two) were women.

Staff costs

MSEK	RR 32 2005			RR 32 2004			Swedish GAAP 2004			Of which bonuses		
	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Board of Directors and Presidents	4.7	1.8	(–)	3.5	1.0	(–)	3.5	1.0	(–)	–	–	–
Other employees	42.7	21.6	(7.7)	38.2	23.7	(9.6)	38.2	23.7	(9.6)	9.4	8.9	8.9
Total	**47.4**	**23.4**	**(7.7)**	**41.7**	**24.7**	**(9.6)**	**41.7**	**24.7**	**(9.6)**	**9.4**	**8.9**	**8.9**

Securitas AB has in addition to the staff costs for 2005 recognized a pension liability for Juan Vallejo, a member of the Group Management. For further information refer to Note 7.
Securitas AB has in addition to the staff costs for 2004 paid out a gross amount including social security charges in relation to two long-term bonuses to the President and to another member of the Group Management amounting to MSEK 159.5. The company has received a corresponding amount from an insurance company and consequently the payments have not resulted in the recognition of any costs.

Sick leave

	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Total number of hours reported as sick leave among employees	**599.7**	**1,376.1**	**1,376.1**
Men, split on age:	37.5	105.0	105.0
<30 years	15.0	–	–
30–49 years	22.5	67.5	67.5
>49 years	–	37.5	37.5
Women, split on age:	562.2	1,271.1	1,271.1
<30 years	195.0	37.5	37.5
30–49 years	352.2	581.1	581.1
>49 years	15.0	652.5	652.5
Normal working hours annualized per person: Employees total normal working hours	**56,550**	**44,850**	**44,850**
Men	27,300	21,450	21,450
Women	29,250	23,400	23,400
Sick leave in percent of normal working hours:			
Men	0.14%	0.49%	0.49%
Women	1.90%	5.43%	5.43%

NOTE 43 OTHER FINANCIAL INCOME AND EXPENSE, NET

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Exchange rate differences, net	101.9	167.4	167.4
Bank costs and similar profit/loss items	–12.1	–31.8	–31.8
Other items, net	–14.6	77.2	77.2
Total other financial income and expense, net	**75.2**	**212.8**	**212.8**

NOTE 44 TAXES

Statement of income

Tax expense

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Tax on income before taxes			
– current taxes	–32.4	–4.7	–4.7

The Swedish corporate tax rate was 28 percent in 2005 and 2004.

Difference between statutory Swedish tax rate and actual tax expense for the Parent Company

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Tax based on Swedish tax rate 28%	–1,203	–2,014	–2,014
Tax effect related to non-taxable income	1,116	2,013	2,013
Tax effect related to non-deductible expenses	–57	–38	–38
Tax effect on tax loss carryforwards	112	34	34
Actual tax charge	**–32**	**–5**	**–5**

Tax effects of non-taxable income mainly relates to dividends from subsidiaries companies and capital gains resulting from the disposal of subsidiaries.
Tax effects of non-deductible expenses mainly relates to capital losses resulting from the disposal of subsidiaries.
Deferred taxes regarding tax loss carryforwards and untaxed reserves are recognized in the Group's accounts, refer to Note 14.

Tax loss carryforwards

The loss carryforwards for the Parent Company amounted to MSEK 0 (396 and 396) as of December 31, 2005.

NOTE 45 OTHER INTANGIBLE FIXED ASSETS

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Opening balance	51.5	50.5	50.5
Capital expenditures	6.9	1.0	1.0
Closing accumulated balance	**58.4**	**51.5**	**51.5**
Opening amortization	–27.6	–17.9	–17.9
Amortization for the year	–9.3	–9.7	–9.7
Closing accumulated amortization	**–36.9**	**–27.6**	**–27.6**
Closing residual value	**21.5**	**23.9**	**23.9**

NOTE 46 MACHINERY AND EQUIPMENT

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Opening balance	9.0	10.9	10.9
Capital expenditures	0.6	0.8	0.8
Sales/disposals	0.0	–2.7	–2.7
Closing accumulated balance	**9.6**	**9.0**	**9.0**
Opening depreciation	–6.3	–7.7	–7.7
Sales/disposals	–	2.7	2.7
Depreciation for the year	–1.1	–1.3	–1.3
Closing accumulated depreciation	**–7.4**	**–6.3**	**–6.3**
Closing residual value	**2.2**	**2.7**	**2.7**

NOTE 47 SHARES IN SUBSIDIARIES[1]

Subsidiary name	Corporate registration no.	Domicile	Number of shares	% of share capital	% of voting rights	Book value Parent Company
Securitas Holdings Inc.	95-4754543	Parsippany	100	100	100	3,355.7
Securitas Nordic Holding AB	556248-3627	Stockholm	1,000,000	100	100	4,476.8
Securitas Cash Handling Services Holding AB	556620-8095	Stockholm	1,000	100	100	1,948.6
Securitas Systems AB	556436-6267	Stockholm	5,000	100	100	3,891.3
Securitas Direct AB	556222-9012	Linköping	109,000	100	100	243.6
Securitas Deutschland Finanz Holding GmbH	HRB 33348	Düsseldorf	100%	100	100	2,345.2
Securitas Seguridad Holding SL	B83446831	Madrid	30,100	100	100	6,879.9
Securitas Services Holding Ltd	2073469	London	502,000	100	100	898.9
Securitas Services International B.V.	33287487	Amsterdam	25,000	100	100	4,343.1
Protectas S.A.	CH-550-0084385-3	Lausanne	25,000	100	100	32.8
Securitas Direct S.A.	272139	Bern	500,000	100	100	2.1
Securitas Sicherheitsdienstleistungen GmbH	FN148202w	Vienna	100	100	100	58.3
Securitas N V	0427.388.334	Brussels	1,000	100	100	272.8
Alert Services Holding N V	RPR617707	Brussels	3,311,669	53.01	53.01	576.3
Securitas Transporte é Tratamento De Valores S.A.	506632768	Lisboa	410,000	100	100	5.0
Securitas KFT	Cg.01-09-721946	Budapest	100%	100	100	0.9
Securitas Polska Sp z o o	36743	Warsaw	594,000	100	100	15.7
Securitas Eesti AS	10188743	Tallinn	1,371	100	100	32.1
Securitas CR s r o	CZ43872026	Prague	100%	100	100	8.8
Securitas Canada Ltd	036580-6	Montreal	4,004	100	100	85.6
Grupo Securitas Mexico, S.A. de C.V.	GSM930817U48	Monterrey	5,000	100	100	14.5
Organización Fiel S.A.	1587929	Buenos Aires	1,412,000	100	100	13.5
Securitas Treasury Ireland Ltd	152440	Dublin	21,075,470	100	100	2,344.0
Securitas Group Reinsurance Ltd	317030	Dublin	50,000,000	100	100	576.5
Securitas Toolbox Ltd	316907	Dublin	100	100	100	–
Securitas Cash Handling Services Reinsurance Ltd	152439	Dublin	500,000	100	100	242.4
Securitas Rental AB	556376-3829	Stockholm	1,000	100	100	3.6
Securitas Invest AB	556630-3995	Stockholm	1,000	100	100	21,719.7
Securitas Transport Aviation Security AB	5566691-8917	Stockholm	100,000	100	100	5.1
Other holdings						4.4
Total shares in subsidiaries						**54,397.2**

[1] A complete specification of subsidiaries can be obtained from the Parent Company.

NOTE 48 SHARES IN ASSOCIATED COMPANIES

Holdings 2005

Company	Domicile	Shares in equity, %	Book value
Securitas Employee Convertible 2002 Holding S.A.	Luxembourg	43.1	163.8
Total shares in associated companies	**–**	**–**	**163.8**

NOTE 49 PREPAID EXPENSES AND ACCRUED INCOME

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Prepaid rents	0.2	0.3	0.3
Prepaid financial expenses	43.0	60.0	60.0
Other prepaid expenses	6.2	5.9	5.9
Accrued interest income	471.9	433.4	433.4
Total prepaid expenses and accrued income	**521.3**	**499.6**	**499.6**

NOTE 50 LIQUID ASSETS

Liquid assets include Cash and bank deposits and Short-term investments with a maximum duration of 90 days.

In the Parent Company's balance sheet, utilized internal credits in the Swedish cash-pool account are reported under the Group account bank overdraft.

Short-term investments refer to fixed interest rate bank deposits valued at cost.

NOTE 51 CHANGES IN SHAREHOLDERS' EQUITY

Number of shares outstanding December 31, 2005			MSEK
Series A	17.142.600	each with a par value of SEK 1,00	17.1
Series B	347.916.297	each with a par value of SEK 1,00	348.0
Total	**365.058.897**		**365.1**

The number of shares, Series A and Series B, is unchanged in relation to December 31, 2004.
The maximum number of shares after full dilution by conversion of convertible debenture loan is 17,142,600 Series A shares and 357,872,800 Series B shares, in total 375,015,400 shares.

Dividend

The Board of Directors and the President propose a dividend to the shareholders of the Parent Company of SEK 3.50 per share, or a total of MSEK 1,277.7. The dividend to the shareholders for the previous year, 2004, which was paid to the shareholders in 2005, was SEK 3.00 per share, or a total of MSEK 1,095.2. The dividend for the year 2003, which was paid to the shareholders in 2004, was SEK 2.00 per share, or a total of MSEK 730.1.

NOTE 52 CONVERTIBLE DEBENTURE LOANS

For information on convertible debenture loans, refer to the information for the Group and Parent Company in Note 29.

NOTE 53 LONG-TERM LIABILITIES

Long-term liabilities fall due for payment as follows

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Maturity < 5 years	6,332.1	9,805.3	9,805.3
Maturity > 5 years	51.0	–	–
Total long-term liabilities	**6,383.1**	**9,805.3**	**9,805.3**

NOTE 54 ACCRUED EXPENSES AND PREPAID INCOME

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Staff-related items	20.5	41.1	41.1
Accrued financial expenses	–	8.7	8.7
Accrued interest expenses	515.7	458.1	458.1
Other accrued expenses	4.4	8.3	8.3
Total accrued expenses and prepaid income	**540.6**	**516.2**	**516.2**

NOTE 55 CONTINGENT LIABILITIES

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Sureties and guaranties[1]	4,723.1	3,506.8	3,506.8
Other contingent liabilities	93.4	138.6	138.6
Total contingent liabilities	**4,816.5**	**3,645.4**	**3,645.4**
(Of which bonus commitments)	–	(48.9)	(48.9)
(Of which on behalf of subsidiaries)	(4,816.5)	(3,596.5)	(3,596.5)

[1] The Parent Company carries guaranties for loan liabilities at full value even if the underlying facilities in the subsidiaries are not fully utilized.

The statements of income and the balance sheets of the Parent Company and the Group are subject to adoption by the Annual General Meeting on April 3, 2006.

Stockholm, February 16, 2006

Melker Schörling
Chairman

Gustaf Douglas
Vice Chairman

Annika Falkengren

Carl Douglas

Berthold Lindqvist

Fredrik Palmstierna

Stuart Graham

Sofia Schörling Högberg

Susanne Bergman Israelsson
Employee Representative

Gunnar Larsson
Employee Representative

Rune Lindblad
Employee Representative

Thomas Berglund
President and Chief Executive Officer

Our audit report has been submitted on February 17, 2006
PricewaterhouseCoopers AB

Göran Tidström
Authorized Public Accountant
Auditor in charge

Anna-Carin Bjelkeby
Authorized Public Accountant

To the Annual General Meeting of the shareholders of Securitas AB

Corporate identity number 556302-7241.

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the board of directors and the president of Securitas AB for the year 2005. The board of directors and the president are responsible for these accounts and the administration of the company as well as for the application of the Annual Accounts Act when preparing the annual accounts and the application of international financial reporting standards IFRSs as adopted by the EU and the Annual Accounts Act when preparing the consolidated accounts. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the board of directors and the president and significant estimates made by the board of directors and the president when preparing the annual accounts and consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the president. We also examined whether any board member or the president has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the company's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The consolidated accounts have been prepared in accordance with international financial reporting standards IFRSs as adopted by the EU and the Annual Accounts Act and give a true and fair view of the group's financial position and results of operations. The statutory administration report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the annual meeting of shareholders that the income statements and balance sheets of the parent company and the group be adopted, that the profit of the parent company be dealt with in accordance with the proposal in the administration report and that the members of the board of directors and the president be discharged from liability for the financial year.

Stockholm February 17, 2006

PricewaterhouseCoopers AB

Göran Tidström
Authorized Public Accountant
Auditor in charge

Anna-Carin Bjelkeby
Authorized Public Accountant

122 Board of Directors and auditors

123 Group Management

124 Report of the Board of Directors – Corporate Governance

130 Report of the Board of Directors – Internal Control

Gerben van der Wallen at Aroundio in Eindhoven, the Netherlands, and his colleagues work with franchisee recruitment to the Aroundio concept within Direct – an important prequisite for expanding into new, interesting market


SECURITAS


aroundio


Melker Schörling


Gustaf Douglas


Thomas Berglund


Annika Falkengren


Carl Douglas


Berthold Lindqvist


Fredrik Palmstierna


Stuart Graham


Sofia Schörling Högberg


Rune Lindblad


Susanne Bergman Israelsson


Gunnar Larsson

Board of Directors

Melker Schörling (Chairman) b. 1947
Director of Securitas AB since 1987 and Chairman since 1993.
Other board assignments: Chairman of Hexagon AB. Vice Chairman of AarhusKarlshamn AB and Assa Abloy AB. Director of Hennes & Mauritz AB.
Principal education: Master of Business Administration
Previously: President and CEO Securitas AB 1987–1992, President and CEO Skanska AB 1993–1997.
Shares in Securitas: 4,500,000 Series A-shares, 10,604,700 Series B-shares, privately and through Melker Schörling AB.

Gustaf Douglas (Vice Chairman) b. 1938
Chairman of Securitas AB 1985–1992 and Vice Chairman since 1993.
Other board assignments: Chairman of Investment AB Latour and Säkl AB. Director of Assa Abloy AB, Stiftelsen Svenska Dagbladet and the Conservative Party of Sweden.
Principal education: MBA Harvard with distinction
Previously: CEO Dagens Nyheter 1973-1980. Business owner. Owns with family Förvaltnings AB Wasatornet. Principal owner of Investment AB Latour and Säkl AB.
Shares in Securitas: through Investment AB Latour 4,000,000 Series A-shares and 22,500,000 Series B-shares, through Säkl AB 8,642,600 Series A-shares and 4,000,000 Series B-shares, and through Förvaltnings AB Wasatornet 4,000,000 Series B-shares.

Thomas Berglund b. 1952
Director of Securitas AB since 1993.
President of Securitas AB and Chief Executive Officer of the Securitas Group.
Other board assignments: None.
Principal education: Master of Business Administration
Previously: Joined the Group in 1985 after a previous career within the Swedish government administration and later as a consultant for the Swedish Management Group.
Shares in Securitas: 500,000 Series B-shares.

Annika Falkengren b. 1962
Director of Securitas AB since 2003.
President and Group Chief Executive Officer, SEB
Other board assignments: Director of Ruter Dam and Mentor.
Principal education: B.A., Business Administration and Economics, Wharton, Executive Development Program, Wharton, International Forum, IMD.
Previously: Several executive positions within SEB.
Shares in Securitas: 7,500 B-shares.

Carl Douglas b.1965
Deputy Director in Securitas AB since 1992.
Director since 1999.
Business owner.
Other board assignments: Director of Assa Abloy AB, Swegon AB och Säkl AB.
Principal education: Bachelor of Arts.
Previously: Business owner.
Shares in Securitas: 100,000 B-shares.

Berthold Lindqvist b. 1938
Director of Securitas AB since 1994.
Other board assignments: Chairman of Munters AB. Director of Cardo AB, Trelleborg AB, JM AB, Novotek AB och Probi AB.
Principal education: Ing. Med. Dr.hc
Previously: Executive Vice President Wilhelm Sonesson AB 1983–1984. President and CEO Gambro 1984–1998.
Shares in Securitas: 2,000 B-shares.

Fredrik Palmstierna b. 1946
Director of Securitas AB since 1985.
CEO of Säkl AB.
Other board assignments: Director of Investment AB Latour, AB Fagerhult, Hultafors AB och Bravida ASA.
Principal education: Master of Business Administration. MBA.
Previously: CEO of Säkl AB since 1997.
Shares in Securitas: 90,224 B-shares.

Stuart E. Graham b. 1946
Director of Securitas AB since 2005.
President and CEO Skanska AB.
Other board assignments: Director of Skanska AB.
Principal education: Bachelor of Science Degree in Economics.
Previously: Various executive positions in the construction industry whereof 16 years within Skanska.
Shares in Securitas: 0.

Sofia Schörling Högberg b. 1978
Director of Securitas AB since 2005.
Trademark consultant within Essen International AB.
Other board assignments: None.
Principal education: Master of Business Administration
Shares in Securitas: 2,400 B-shares.

Employee representatives

Rune Lindblad b. 1947
Director of Securitas AB since 1995.
Employee Representative, Swedish Electricians' Union.
Service technician at Securitas Larm AB.
Shares in Securitas: 4,920 Series B-shares.

Susanne Bergman Israelsson b. 1958
Director of Securitas AB since 2004.
Employee representative, Vice Chairman of Swedish Transport Workers' Union local in Västerås, section 19.
Security officer at Securitas Bevakning AB.
Shares in Securitas: 0.

Gunnar Larsson b. 1959
Director of Securitas AB since 2005. Deputy Director of Securitas AB since 2002.
Employee Representative, Chairman of Swedish Transport Workers' Union local in Gothenburg.
Shares in Securitas: 0.

Deputies

Björn Drewa b. 1946
Deputy Director of Securitas AB since 1996.
Employee Representative, Salaried Employees' Union local in Stockholm.
Staff Engineer at Securitas.
Shares in Securitas: 0.

William Rosborg b. 1961
Deputy Director of Securitas AB since 2005.
Employee Representative, Swedish Transport Workers' Union local in Västerås, section 19.
Team leader.
Shares in Securitas: 0.

Rose-Mari Shen b. 1970
Deputy Director of Securitas AB since 2005.
Employee Representative, Swedish Transport Workers' Union local in Skövde, section 10.
Secretary, section Karlsborg, Securitas Bevakning AB.
Shares in Securitas: 16 B-shares.

Auditors

Göran Tidström b. 1946
Authorized Public Accountant, Auditor in charge, PricewaterhouseCoopers AB.
Auditor in charge of Securitas AB since 1999.
Principal education: Master of Business Administration
Previously: Auditor within PricewaterhouseCoopers AB since 1969.
Other audit assignments: TeliaSonera, Trelleborg, IFS, Studsvik and Arla Foods.
Other assignments: Chairman of EFRAG, European Financial Reporting Advisory Group and Director of IFAC, International Fedaration of Accountants.

Anna-Carin Bjelkeby b. 1966
Authorized Public Accountant, PricewaterhouseCoopers AB.
Auditor of Securitas AB since 2005.
Principal education: Master of Business Administration
Previously: Worked as an auditor since 1990. Business controller at GEAB the PhoneHouse 1996-1997.
Other audit assignments: Attendo and Spendrups Bryggeri.

For further information, please see the Report of the Board of the Directors - Corporate Governance, Independence of Board members, page 126.
Holdings and incentive programs are specified in Note 7, page 88, Remuneration to the Board of Directors and Senior Management. All figures refer to holdings in December 31, 2005.


Thomas Berglund


Håkan Winberg


Santiago Galaz


Tore K. Nilsen


Dick Seger


Clas Thelin


Juan Vallejo

Group Management

Thomas Berglund b. 1952
President of Securitas AB and Chief Executive Officer of the Securitas Group.
Shares in Securitas: 500,000 Series B-shares.

Thomas Berglund joined the Group in 1984 after a previous career within the Swedish government administration and later as a consultant for the Swedish Management Group. Thomas has an accountant background and holds a B.Sc in Economics and Business Administration. He has been the President and CEO of Securitas since 1993.

Håkan Winberg b. 1956
Executive Vice President and Chief Financial Officer, Securitas AB.
Shares in Securitas: 745,000 Series B-shares.

Håkan Winberg became a Controller at Securitas AB in 1985 after having the position as Controller at Investment AB Skrinet. He was appointed Chief Financial Officer in 1991 and also became Executive Vice President of the Securitas Group 1995. Håkan holds a B.Sc. in Economics and Business Administration and started his career as an auditor after finishing university in 1980.

Santiago Galaz b. 1959
Divisional President of Security Services USA.
Shares in Securitas: 175,000 Series B-shares.

Santiago Galaz has been in the security business for over twenty years. He joined Securitas in 1995 as the Managing Director of Security Services Spain after twelve years at the Eulen Group, one of the largest services groups in Spain. In 1997 he was appointed the Spanish Country Manager for Security Services, Systems and Cash Handling and later became President of Cash Handling Services Europe. He was appointed Divisional President of Security Services USA in March 2003.

Tore K. Nilsen b. 1956
Divisional President, Security Services Europe.
Shares in Securitas: 153,811 Series B-shares.

Tore K. Nilsen joined Securitas as a sales representative for Securitas Services in Stavanger, Norway after eight years as a police officer and has been with the company for 19 years. Tore K. Nilsen has a degree from the Norweigan Police Academy. In 1988 he was appointed Branch Manger for Stavanger where he stayed for a year before becoming the Area Manager for Rogaland and later Oslo. Before becoming the Divisional President of Security Services Europe he was the Managing Director for Securitas AS, Norway for five years.

Dick Seger b. 1953
Divisional President of Direct.
Shares in Securitas: 89,224 Series B-shares.

Dick Seger has been with the company for 22 years and joined the company as an Export Manager for Security Systems in 1984. After four years he became the President for Securitas Direct AB, Sweden and in 1997 he was appointed Divisional President for Direct.

Clas Thelin b. 1954
Divisional President of Cash Handling Services.
Shares in Securitas: 139,198 Series B-shares.

Clas Thelin joined Securitas as the Divisional President of Cash Handling Services in February 2004. He has previously worked for Securitas both as Vice President for Securitas Sweden AB and the President for Securitas Teknik AB. For ten years he was based in America as the President and CEO of Assa Abloy Americas. Clas has a Master of Engineering degree from the Royal institute of technology in Stockholm and started his career at ASEA in Ludvika in Sweden.

Juan Vallejo b. 1957
Divisional President of Security Systems.
Shares in Securitas: 148,000 Series B-shares.

Juan Vallejo joined Securitas as Country President for Portugal in 1990 where he stayed for two years. In 1992 he became Country President for Spain and later Country President for Sweden before taking on the role as Head of Securitas' Nordic operations. After the divisionalization in 2000, Juan was appointed Divisional President for Security Systems Europe and in 2003, he assumed the responsibility for the combined European and U.S. Systems businesses.

Holdings and incentive programs are specified in Note 7, page 88, Remuneration to the Board of Directors and Senior Management. All figures refer to holdings in December 31, 2005.

Report of the Board of Directors - Corporate governance

Securitas AB is a Swedish public company with its registered office in Stockholm, Sweden. Securitas AB, which has been listed on the Stockholm Stock Exchange since 1991, is governed by the Swedish Companies Act and Swedish stock exchange rules.

Securitas approach to corporate governance

Securitas is committed to meeting high standards of Corporate Governance. The ultimate aim of the Corporate Governance is to lead Securitas to success.

Framework - New Swedish Code

The new Swedish Code for Corporate Governance entered into force as of July 1, 2005. The rules represent an addition mainly to the provisions in the Swedish Companies Act on a company's organisation, but also to the relatively extensive self regulation that exists in the area of Corporate Governance. The code is based on the principle 'comply or explain'. Under this principle a company following the Code may depart for individual rules; however, in that event it must provide an explanation stating the reason for each departure reported.

Compliance to New Swedish Code

Securitas has published principles for corporate governance in previous Annual Reports and as separate section on the Group website. Securitas comply with the Swedish Code for Corporate Governance and provide explanations for the following deviations;

- There is no majority of non Board members in the nomination committee and the chair of the Board of is the chair of the nomination committee.
- The majority of the Directors elected by the shareholders' meeting are not considered independent of the company and its management.
- The Board of Directors and the Managing Director have not, immediately before signing the annual report, certified that the annual accounts have been prepared in accordance with good accounting practices for a stock market company.
- The number of audit committee members does not amount to at least three members and the majority of members are not considered independent of the company and its management.

Deviations from the Swedish Code for Corporate Governance are described and explained in more detail under each section below.

Significant shareholders

The principal shareholders in Securitas AB on December 31, 2005 were Investment AB Latour, which together with Förvaltnings AB Wasatornet and Säkl AB held 11.0 percent (11.9) of the share capital and 29.7 percent (30.3) of the votes, and Melker Schörling AB, with 4.2 percent (4.2) of the capital and 10.7 percent (10.7) of the votes. These shareholders are represented on the Board of Directors by Gustaf Douglas, Carl Douglas, Fredrik Palmstierna, Melker Schörling and Sofia Schörling Högberg. The company's share capital consisted of 17,142,600 Series A-shares and 347,916,297 Series B-shares as of December 31, 2005. Each Series A-share carries ten votes and each Series B-share one vote. In the event that the company issues new Series A and B-shares, current shareholders have the preferential right to subscribe for new shares of the same series in proportion to their existing holdings.

Annual General Meeting

Shareholders are able to exercise their influence at the Annual General Meeting, which is the company's highest decision-making body. Shareholders' meetings for Securitas are held annually and are open to all shareholders in Securitas. The Annual General Meeting also provides shareholders with an opportunity to ask questions directly to the Chairman of the Board, the Board of Directors and the President and CEO, even though the company strives to respond to queries from shareholders as they arise during the year. The company's auditors are present at the meeting. The Annual General Meeting resolves, among other things, on the following issues:

- adoption of income statement and balance sheet
- appropriation of the company's profit or loss
- appointment of nomination committee members
- discharge of the Directors of the Board and the Managing Director from their liability
- election of Directors of the Board, Chairman of the Board and appointment of Auditors
- determination of fees for the Board of Directors and the Auditors

At the 2005 Annual General Meeting of Securitas AB (publ) on April 7, the following was resolved:

Adoption of income statement and balance sheet

The Annual General Meeting resolved;

(a) to adopt the presented income statement and balance sheet and the consolidated income statement and consolidated balance sheet,

(b) that the profit at the disposal of the General Meeting, that is

	SEK
Retained earnings	13.815.550.416
Net income for the year	7.187.564.039
Total	**21.003.114.455**

according to the proposal by the Board of Directors and the Managing Director, should be disposed of as follows:

to be paid to the shareholders

	SEK
Dividend of SEK 3.00 per share	1.095.176.691
To carry forward	19.907.937.764
Total	**21.003.114.455**

(c) that April 12, 2005 should be determined as record day for dividend, and

(d) that the Board of Directors and the Managing Director should be discharged from liability for the financial year 2004.

Election of Board of Directors and Chairman of the Board

The Annual General Meeting resolved that the number of Board Members should be nine with no deputy members. The meeting re-elected Thomas Berglund, Annika Falkengren, Carl Douglas, Gustaf Douglas, Berthold Lindqvist, Fredrik Palmstierna and Melker Schörling and elected the new board members Stuart Graham, CEO of the Swedish construction company Skanska and Sofia Schörling Högberg, trademark consultant. Melker Schörling was re-elected Chairman of the Board. Fees to the Board of Directors shall amount to SEK 3,950,000 in total (excluding fees for committee work).

Nomination Committee

Gustaf Douglas, Melker Schörling, Marianne Nilsson (Robur) and Annika Andersson (Fourth Swedish National Pension Fund) were re-elected members of the Nomination Committee before the next Annual General Meeting.

Auditors

The auditing firm PricewaterhouseCoopers AB, with authorized public accountant Göran Tidström as chief auditor, was elected as auditors at the AGM of 2004 for a period of four years.

Dividend

According to the proposal of the Board of Directors, the Annual General Meeting resolved to declare a dividend of SEK 3.00 per share.

Approval of repurchase of incentive program

The Annual General Meeting approved the repurchase of incentive program and thereby related prepayment of convertible bonds, in accordance with the proposal of the Board of Directors.

Annual General Meeting 2006

An invitation to the Annual General Meeting of 2006, which will be held in Stockholm on April 3, will be announced at least four weeks prior to the meeting.

Nomination Committee

The Nomination Committee is established by the Annual General Meeting of the company with the task of preparing the election of members of the Board of Directors and the election of the Chairman of the Board, the establishment of fees to the Board of Directors and other related matters before the forthcoming Annual General Meetings. In addition, the Committee shall, before such General Meetings where election of auditors shall take place, after consultation with the Board of Directors and Audit Committee, prepare the election of auditors, the resolution on fees to the auditors, and matters pertaining thereto.

At the Annual General Meeting held on April 7, 2005, Gustaf Douglas, Melker Schörling, representing the principal owners of Securitas AB with 15 % of the share capital and 40% of the votes, together with Marianne Nilsson (representing Robur with 3.0 % of the share capital and 2.1 % of the votes) and Annika Andersson (representing Fourth Swedish National Pension Fund with 2.3 % of the share capital and 1.6% of the votes) were re-elected members of the Nomination Committee before the Annual General Meeting 2006.

The committee's work is established in the 'Procedure and Instructions for the Nomination Committee of Securitas AB'. The committee shall hold meetings as often as necessary in order for the Committee to fulfill its duties. However, the Committee shall hold at least one meeting annually. During 2005 the committee has met three times.

According the Swedish Code for Corporate Governance, the majority of the members of the nomination committee is not to be members of the Board of Directors. In addition the chair of the Board of Directors or another Board member is not to chair the nomination committee.

Two out of four members of the Securitas nomination committee are Board members and one of these is the chairman of the committee. The principal owners currently represented in the nomination committee find it important for an efficient continuously ongoing nomination work that there are a limited number of nomination committee members. At the same time, the two major owners must be represented. This results in an equal number of Board members and external members of the nomination committee. A majority of external members would require a total number of five members, which is considered too many. Furthermore, the above mentioned owners find it natural that the representative of the largest shareholder in terms of votes is the chairman of the committee.

Board of Directors

The members of the Board of Directors

According to the Articles of Association the Board of Directors shall have five to ten board members elected by the Annual General Meeting, with no more than two deputy directors. Securitas has nine members elected by the Annual General Meeting, three employee representatives and three deputy employee representatives. At the Annual General Meeting 2005 Anders Frick notified that he wished to resign from the Board of Directors. The Annual General Meeting re-elected Thomas Berglund, Annika Falkengren, Carl Douglas, Gustaf Douglas, Berthold Lindqvist, Fredrik Palmstierna and Melker Schörling and elected the new board members Stuart Graham and Sofia Schörling Högberg. The General Meeting re-elected Melker Schörling as Chairman of the Board. The attorney of law, Mikael Ekdahl, is the permanent secretary of the board. For further information on the members of the Board of Directors, please see page 122.

The responsibilities of the Board of Directors

The Board of Directors is responsible for the Group's organization and administration in accordance with the Swedish Companies Act and appoints the President and CEO, the Audit Committee and the Remuneration Committee. In addition, the Board of

Directors decides on the President and CEO's salary and other remuneration. The Board meets a minimum of six times annually. At least one meeting per year involves visiting the operations of one of the Group's divisions. The Group's auditors participate in the meeting of the Board of Directors in conjunction with the yearly closing of the books.

The procedure of the Board of Directors

The activities of the Board of Directors and the split of responsibility between the Board and Group Management are governed by formal procedures, which are adopted by the Board each year after the Annual General Meeting. According to these rules, the Board shall decide on, among other things, the Group's overall strategy, corporate acquisitions and property investments, in addition to establishing a framework for the Group's operations by approving the Group's budget. The rules include a working instruction for the Chief Executive Officer as well as instruction for the financial reporting. The Board's procedures are documented in a written instruction.

Independence of Board members

The Swedish Code for Corporate Governance requires the majority of the Directors elected by the shareholders' meeting are to be independent of the company and its management, and at least two Directors that are independent of the company and its management should also be independent of the company's major shareholders. The provision is not complied with because of the so called "12-year-rule". Out of nine Board members in total, six are considered as dependent of the company according to the definition of the Code. With respect to five of these, the dependence arises merely due to the so called "12-year-rule". The nomination committee is of the opinion that in a company such as Securitas dependence does not arise merely due to the fact that a Board member has worked with and gained knowledge about the company over a period time.

Board member	Independence in relation to the company	Independence in relation to the shareholders
Melker Schörling	No (owing to: Board member > 12 yrs)	No
Gustaf Douglas	No (owing to: Board member > 12 yrs)	No
Thomas Berglund	No (Managing Director)	Yes
Annika Falkengren	Yes	Yes
Carl Douglas	No (owing to: Board member > 12 yrs)	No
Stuart Graham	Yes	Yes
Berthold Lindqvist	Yes	Yes
Fredrik Palmstierna	No (owing to: Board member > 12 yrs)	No
Sofia Schörling Högberg	Yes	No
Total	**4**	**4**

The work of the Board of Directors

In 2005, the Board held six meetings. The auditors participated and presented the audit at the board meeting in February 2005. The Securitas Systems division made a special presentation to the Board of strategies and financial targets in connection with the acquisition of Hamilton Pacific, USA. The proposed offer to buy back shares in connection with the Employee Shareholder Ownership Program 2002–2007 has been discussed by the Board and submitted to the Annual General Meeting for approval. Special attention was also paid to new Swedish Code for Corporate Governance. During 2005, the five divisions also presented their budgets for 2006 to the Board of Directors.

The attendance of each of the Board members during 2005 is presented below

	Board	Audit Committee	Remuneration Committee
No of meetings 2005	**6**	**4**	**3**
Board of Directors			
Melker Schörling[1]	6	1	1
Gustaf Douglas[2]	6	3	2
Thomas Berglund[3]	6		
Annika Falkengren	4		
Carl Douglas	3		
Berthold Lindqvist[4]	6	3	3
Fredrik Palmstierna	6		
Sofia Schörling Högberg[5]	5		
Stuart Graham[5]	2		
Anders Frick[6]	1	1	
Employee representatives			
Susanne Bergman Israelsson	6		
Rune Lindblad	6		
Göran Norberg	2		
Gunnar Larsson[7]	4		

[1] Resigned from Audit Committee at Statutory Meeting of the Board of Directors April 7, 2005, and was at the same time appointed member of the Remuneration Committee.
[2] Appointed member of Audit Committee at Statutory Meeting of the Board of Directors April 7, 2005 and at the same time resigned from the Remuneration Committee.
[3] Resigned from the Remuneration Committee at Statutory Meeting of the Board of Directors April 7, 2005.
[4] Appointed member of Audit Committee at Statutory Meeting of the Board of Directors April 7, 2005.
[5] Appointed member of Board of Directors at Annual General Meeting April 7, 2005.
[6] Resigned from Board of Directors at Annual General Meeting April 7, 2005, and at the same time resigned from Audit Committee.
[7] Replaced Göran Norberg at Annual General Meeting April 7, 2005.

Financial reporting

The board ensures quality of financial reporting by instructing the Audit Committee to review and recommend all financial reports delivered by the Group to the Board. The financial reporting including valuation issues, judgements and potential changes in estimates and accounting policies when necessary are continuously considered by the Audit Committee and presented to the Board. The Audit Committee also covers legal matters and litigations on a quarterly basis. All interim reports and the full year reports are approved by the Board.

The auditors of the company annually submit to the Board of Directors a report stating that they have audited the company and the result thereof. This report shall be presented orally by the auditors at the Board Meeting that deals with the year-end report. The Members of the Board shall during this meeting be given the opportunity to ask questions to the auditors. It is expected that the statement by the auditors shall, inter alia, be evident whether the company is organised in a way that makes it possible to supervise, in a safe manner, accounting, management of assets and the financial relations of the company. In addition, the auditors take part in the audit committee meetings which contents are reported back to the Board.

According to the Swedish Code for Corporate Governance the Board of Directors and the Managing Director, immediately before signing the annual report, are to certify that to the best of their knowledge, the annual accounts have been prepared in accordance with good accounting practices for a stock market company and that the information presented is consistent with the actual conditions and that nothing of material value has been

omitted that would affect the picture of the company presented in the annual report. Currently no such certification is made. The Board of Directors is of the opinion that liability issues are exhaustively governed by the Swedish Companies Act and that a specific certification as proposed by the Code thus is superfluous.

Audit Committee

The Board of Directors has established an Audit Committee, which operates under the 'Instructions for the Audit Committee appointed by the Board of Directors', that meets with Securitas' auditors at least four times per year. The committee is focused on accounting matters and the presentation of financial information, as well as overseeing risk matters. The committee presents its findings and proposals to the Board, before the Board's decision-making.

The Board of Directors has elected Gustaf Douglas (Chairman) and Berthold Lindqvist as members of the Audit Committee for the period up to and including the Annual General Meeting 2006. The committee met four times in 2005. The New Swedish Code for Corporate Governance and Internal Control have been major topics during 2005.

The Swedish Code for Corporate Governance requires the Board to establish an audit committee consisting of at least three Directors. The majority of the audit committee members should be independent of the company and senior management. At least one member of the committee is to be independent of the company's major shareholders.

At present the Audit Committee has only two members and one of these is not independent of the company. It is the intention of the Board of Directors to increase the number of audit committee members to three, as soon as any of the independent Board members who were elected during recent years has obtained the necessary knowledge about the company in order to carry out a meaningful work within the committee.

Remuneration committee

The Board has also formed a Remuneration Committee to deal with all issues regarding salaries, bonuses, options and other forms of compensation for Group Management, as well as other management levels if the Board of Directors so decides. The committee presents its proposals to the Board, before the Board's decision-making.

The Board of Directors has elected Melker Schörling (Chairman) and Berthold Lindqvist as members of the Remuneration Committee for the period up to and including the Annual General Meeting 2006. The committee held three meetings during 2005.

Information on remuneration to Board of Directors and senior Management is disclosed in the notes and comments to the consolidated financial statements 2005.

Group Management

Group Management is charged with overall responsibility for conducting the business of the Securitas Group in line with the strategy and long-term goals adopted by the Board of Directors of Securitas AB. Group Management2005 comprised of the President and CEO, the Executive Vice President and CFO and five executives, each representing a division. For further information on the members of the Group Management, please refer to page 123.

Auditors

The Annual General Meeting 2004 elected Pricewaterhouse-Coopers AB as audit firm, with authorized public accountant Göran Tidström as auditor in charge, for a period of four years.

The auditors work is performed from an audit plan, which is determined in agreement with the Audit Committee and Board of Directors. The auditors participate in all meetings with the audit committee and present their findings from the review at the Board meeting in February. In addition the auditors shall annually inform the Board of Directors about services rendered in excess of the audit, fees received for such services and other circumstances that might effect the evaluation of the auditor's independence. The auditors shall also participate in the Annual General Meeting, presenting their performed audit work, findings and conclusions.

The audit is performed in compliance with the Swedish Company's Act and good auditing practice in Sweden, which is based on international accounting standards by International Federation of Accountants (IFAC). The auditors have, upon instruction from the Board of Directors, conducted a general examination of the interim report for the period January 1 until June 30, 2005.

Göran Tidström has been an auditor of Securitas AB since 1999. In addition to the Securitas assignment, he acted auditor in charge for TeliaSonera, Trelleborg, IFS, Studsvik and Arla Foods among other stock listed companies in 2005.

Audit fees and reimbursement

The following fees and reimbursements to auditors and audit firms have been paid for audit and other review in accordance with existing laws, as well as for advice and assistance in combination with undertaken reviews. Fees have also been paid for independent advice. The main part of the advice is audit related consultations in accounting and tax matters in relation to restructuring work.

Audit fees and reimbursement (PwC)

	Group			Parent Company		
MSEK	2005	2004	2003	2005	2004	2003
Audit Assignment	46.7	41.5	29.3	6.9	5.9	6.3
Other Assignments	47.3	62.7	73.6	3.0	10.4	16.8

Communication Policy

Securitas has adopted a Communication Policy in accordance with the stock market's requirements for information, aimed at ensuring that the company fulfils these requirements. The Policy has been approved by the Board of Directors and applies to the Board of Directors, Group and Divisional Management as well as Country and Regional management of Securitas and covers both written information and verbal statements.

The policy states that communication shall be used in a comprehensive manner in order to create an understanding and knowledge of Securitas' strategy, business operations and financial position. Securitas' financial and other communication

shall at all times comply with the Stock Exchange Rules and other relevant rules and legal obligations that might apply to Securitas, as well as with general stock market practice. Communication shall also create a flow of consistent actions between our company, employees and the surrounding world. Moreover, communication shall make it possible to exchange ideas within the organization and to contribute to increasing the quality of our communication efforts.

The Board is responsible for public communications regarding Corporate Governance matters and procedures for the work of the Board of Directors in Securitas AB. In addition, the Board of Directors is responsible for the company's compliance with the rules of the Stockholm Exchange and shall also adopt a separate policy for insider trading in Securitas AB.

Securitas' management philosophy is based on decentralization, that is, responsibility and authority shall be as close as possible to the daily business. The CEO has the overall responsibility for Securitas' communication except the areas of Board responsibilities. Divisional Presidents are responsible for communication of operational matters and business development regarding their specific area of responsibility. The divisional information should be of non-financial character and should not impact the valuation of Securitas. Country and regional presidents are responsible for local media and market communication that are operational and of non-financial character. The Group should always coordinate and approve all external communication that is expected to have any impact on the valuation of Securitas.

The Group is fully focused on creating shareholder value, which includes providing the investment community with high quality financial information

The objective of Securitas Investor Relations department is to make sure that the company's communications at all times comply with the applicable law and stock market rules and regulations that apply to Securitas as a listed company. Furthermore, the objective is to maintain an excellent relationship with the financial community, including the financial press, by pro-actively providing relevant and timely information in a professional manner. The policy include routines for year-end report and interim reports, the annual report, the Annual General Meeting, press releases, press and telephone conferences, road shows, investor meetings, capital market days and the company web site. Finally, the Communications Policy also covers crisis communication and information leaks.

Insider Policy and records

The Board of Directors of Securitas AB has adopted an Insider Policy as a complement to the insider legislation in force in Sweden. This policy is applicable to all persons reported to the Swedish Financial Supervisory Board as holding insider positions in Securitas AB (subsidiaries included) as well as certain other categories of employees. Each person covered by the Insider Policy is individually notified thereof.

The Insider Policy sets the routine for "closed periods," where trading in financial instruments issued by (or related to shares in) Securitas AB is prohibited during 30 days prior to the publication of financial reports, the day of publication included. In addition, trading is prohibited during the two business days immediately following the day of publication of financial reports.

For individuals covered by the Insider Policy, the rule is that acquired financial instruments issued by (or related to shares in) Securitas AB, the corresponding number of financial instruments may not, be sold until three months after the acquisition, at the earliest. However, listed shares in Securitas AB may be sold within the three month-period if the share price has decreased below the acquisition price.

The list of persons holding an insider position in Securitas AB, which is kept by the Swedish Financial Supervisory Board, is regularly reviewed. Securitas AB also maintains an internal insider register in accordance with the instructions issued by the CEO. Such register shall include, inter alia, information about all persons having access to inside information, the type of registered inside information and the date when the register was updated.

An insider trading report covering all insider trading activities in Securitas AB, is presented every calendar quarter to the Board of Directors, the auditors and Group Management.

Code of Conduct

Securitas has adopted a Code of Conduct to ensure that the company upholds and promotes the highest ethical business standards. Securitas supports and respects fundamental human rights and recognizes the responsibility to observe those rights wherever Securitas operates. The company also believes in building relationships based on mutual respect and dignity with all employees. Securitas will not use forced, involuntary or underage labor and will respect the right of all employees to form and join trade unions. Securitas is an equal opportunity employer and does not tolerate bullying or harassment. Securitas also recognizes the importance of open communication with everyone who is in contact with the operations, including clients, workforce, investors and the general public.

Review of the Corporate Governance Report

As an extension of our audit assignment we have, upon Instruction from the Board of Directors, reviewed the Corporate Governance Report (page 124–129) of Securitas AB for 2005. Our review has not included the report of the Board of Directors on how the internal control dealing with the financial reporting is organised and how well it has functioned during the most recent financial year. The Corporate Governance Report has been drawn up in accordance with the guidelines set out in the Swedish Code for Corporate Governance.

Stockholm February 17, 2006

PricewaterhouseCoopers AB

Göran Tidström	Anna-Carin Bjelkeby
Authorized Public Accountant	Authorized Public Accountant
Auditor in charge	

Organization of Corporate Governance


SHAREHOLDERS
ANNUAL GENERAL MEETING
Nomination Committee
Election of auditors
BOARD OF DIRECTORS
Remuneration Committee
Audit Committee
GROUP MANAGEMENT
Business development, Group
Management development
Remuneration structure
Reporting and accounting
Financing/Treasury
Risk/Assurance/Legal
Acquisition
DIVISION MANAGEMENT
Business development, Divisions
Business
Reporting and accounting
Risk
Business development, country/region
Business
OPERATING UNIT
Country/region, area, branch office
Reporting and accounting
Risk

Report of the Board of Directors – Internal control

Introduction

The Board of Directors is, in accordance with the Swedish Companies Act and the Swedish Code of Corporate Governance, responsible for the internal control.

This report has been prepared in accordance with section 3.7.2 and 3.7.3 in the Swedish Code of Corporate Governance, and is therefore limited to internal controls over financial reporting. This report does not form a part of the Annual Accounts.

Securitas' system of internal control is designed to manage rather than eliminate risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material financial reporting misstatement or loss.

Control environment

The Group has established a governance framework. The key features of the control environment within the framework include; the clear terms of reference of the Board and each of its committees, a clear organizational structure, with documented delegation of authority from the Board to Group Management, the quality of employees and a series of Group policies, procedures and frameworks.

The overall Group operates in a flat and specialized organization whereby managers are given clear objectives and are authorized to make their own decisions and develop their operations close to the customers. Delegation of authority is documented in an approval matrix that provides a clear direction for managers at all levels.

Emphasis is placed on the quality and abilities of the Group's employees with continuous education, training and development actively encouraged through a wide variety of schemes and programs. The Group has adopted a set of values to act as a framework for the employees to exercise judgment and make decisions on a consistent basis.

The Group's major financial policies, procedures and frameworks include a comprehensive manual, "Financial Policies and Guidelines," a Reporting Manual, the Six Fingers financial model for financial control, the Group Treasury Manual and the IT Security Manual. These are all periodically reviewed and updated.

Risk assessment

At the highest level, the Board considers where future strategic opportunities and risks lie every time it meets and helps shape the corporate strategy going forward. Accountability for managing operational risks is clearly assigned to the Group, Divisional and local management. The Group Management team has the day-to-day responsibility for the identification, evaluation and management of risks and for the implementation and maintenance of control systems in accordance with the Board's policies. Specifically, Divisional Management and established functional committees have the responsibility to ensure that there is a process throughout the division to create risk awareness. Operating unit managers and country risk managers are responsible for ensuring that risk management is part of the local corporate culture at all levels within a country.

The Group has an established, but evolving, system of business risk management, which is integrated into the Group's business planning and performance monitoring processes. Additionally, business risk evaluating workshops and risk reviews are conducted routinely throughout the Group. Procedures exist to ensure that significant risks and control failures are escalated to Group Management and the Board, as necessary, on a periodic basis.

Control activities

Internal control covers all divisions and subsidiaries in the Group and includes methods and activities for securing assets, controlling the accuracy and reliability of internal and external financial reports and ensuring compliance with defined guidelines.

Self-assessment

Every operating unit throughout the Group annually performs a self assessment control of the compliance with Financial Policies and Guidelines, the Reporting Manual and the IT Security Manual. An extensive questionnaire is used to measure to what extent defined requirements are fulfilled. The self-assessment control is signed off by the President as well as the controller within the respective entities. As a part of the process, the external auditor performs a validation of the answers made in the questionnaire. Answers are compiled on a divisional level as well as on a Group level in order to support benchmarking within a division or between divisions. Reported deviations include written comments on planned improvements to address deviations and a deadline for when planned actions will be in place. All reports are made available to Divisional Management, Group Management and the Audit Committee.

Risk and control diagnostics

The Group engages third parties to perform risk and control diagnostics in functional areas which by nature have high inherent risk – for instance the group's major IT functions and treasury function. The findings from these diagnostic reviews are made available to Group Management and the Audit Committee.

Financial reporting

Controllers at all levels have a key role in terms of integrity, professionalism and the ability to work in teams in order to create the environment that is needed to achieve transparent, relevant and timely financial information. Local controllers within the divisions are responsible for ensuring compliance with the approved set of policies and frameworks and that internal control procedures in relation to financial reporting are implemented. The controller is also responsible for reporting financial information that is correct, complete and on time. In addition, each division has a Divisional Controller with corresponding responsibilities at an aggregated level.

Letter of representation

The Group has a representation process, in which operating unit managers and controllers in connection with year-end signs a letter of representation stating their opinion on whether or not the internal control over financial reporting and the report packages give a true and fair view of the financial position.

Acquisition routines

The Group has specific policies and procedures to ensure that all acquisitions of any business are appropriately approved and rigorously analyzed for the financial and operational implications of the acquisition. The Group also conducts post acquisition appraisals on a periodic basis.

Information and communication

The communication program in effect is constantly being developed to ensure that all staff are given clear objectives and are made aware of the parameters that constitute acceptable business practice and the expectation of the Board in managing risks. This provides a clear definition of the Group's purpose and goals, accountabilities and the scope of permitted activities of employees.

Systems and procedures have been implemented to provide management with necessary reports on the business performance relative to established objectives. Appropriate information systems exist to ensure that reliable and timely information is made available to management, enabling them to carry out their responsibilities adequately and efficiently.

Monitoring

Board of Directors

The activities of the Board of Directors and division of responsibility between the Board and Group Management are governed by formal procedures.

The Board considers risk assessment and control to be fundamental to achieving its corporate objectives with an acceptable risk/reward profile and is a part of the ongoing process for identifying and evaluating significant risks faced by the Group and the effectiveness of related controls. The processes used by the Board in order to review the effectiveness of the system of internal control include:

- Discussion with Group Management on risk areas identified by the Group Management and the performed risk assessment procedures
- Review of significant issues arising from the external audits and other reviews/investigations

The Board of Directors has established an Audit Committee in order to provide independent oversight of the effectiveness of the Group's internal control systems and financial reporting process.

Audit Committee

The Audit Committee reviews all annual and quarterly financial reports before recommending their publication on behalf of the Board. In particular, the Audit Committee discusses significant accounting policies, estimates and judgments that have been applied in preparing the reports.

The Audit Committee supervises the quality and independence of the external auditors.

Group Management

Group Management reviews performance through a comprehensive system of reporting based on an annual budget, with monthly business reviews against actual results, analysis of variances, key performance indicators (Six Fingers adapted by division) and regular forecasting. This reporting is also reviewed by the Board.

Functional committees

The Group has established a number of functional committees including Reporting, Treasury, Insurance/Risk, Legal, Tax, IT and Compliance. These committees include the Group CFO and the appropriate functional area experts. The main purpose of these functional committees is to determine appropriate policies, communicate these policies, and ensure local understanding (including training) of policies and to monitor key issues within each area of responsibility. All committees regularly prepare a report for the Audit Committee.

Function for Management Assurance

In 2005 a need to create an objective coordinating function in relation to certain internal control activities at Group level was identified. As such, a new function has been established reporting directly to the Group CFO with an open line of communication to the Audit Committee. In line with one of the Group's fundamental principals, it is developing this function step-by-step and foresees further evolution over the next few years. The current responsibilities include:

- Assisting in the control self-assessment process specifically ensuring follow up where required.
- Monitoring the results of the risk and control diagnostics workshops undertaken during the year and ensuring appropriate follow up of agreed actions.
- Monitoring communication from the external auditors and ensuring prompt follow up on any recommendations impacting the internal controls of the company.
- Coordinating the process of updating and renewing the Financial Policies and Guidelines, the Reporting Manual and the IT Security Manual.

Group Legal function

This function has responsibility for maintaining an adequate infrastructure to ensure that legal matters are appropriately brought to the attention of Group Management on a timely basis. In addition, this function follows up on any legal risk exposures identified by each Operating Unit and a large claims report is presented to the Audit Committee on a quarterly basis. In addition, a full consolidated legal report is compiled twice a year and is available to the Group Management and the Audit committee.

Internal audit function assessment

Basis for assessment

In compliance with the requirements of § 3.7.3 of the Swedish Code of Corporate Governance, the Board has developed a process to evaluate the need for the Group to develop an internal audit function. The foundation of the Board's assessment is to consider how the existence of an internal audit function would help it achieve its objectives and create shareholder value by adding an objective analysis on how the Board and Group Management manages risks and monitors operations.

The assessment process highlighted certain inherent risks in the Group's business model and organizational structure such as the decentralized structure, and a result driven culture. The assessment process also involved analyzing the major control mechanisms in place to address these inherent risks.

A summary of these controls is listed above and they had a significant influence on the Board's analysis. The Board's intention is to build off the recently created function for monitoring the internal control.

Assessment

In the light of the assessment made, it has not been deemed necessary to create a special Internal Audit Function. The assessment performed by the Board of Directors will hereafter be done on yearly basis as a part of the corporate governance process within the Group.

Organization of internal control


SHAREHOLDERS
BOARD OF DIRECTORS
Audit Committee
CEO
CFO
Coordination of Internal Control
External audit
Group Management
Risk and control diagnostics performed by external party
Division Management
Division Controllers
Division activities
Division audit
Operating Management (Country, region, branch office)
Local Controllers
Local activities
Local audit
1. Ownership of risk
2. A strong controller organization
3. Monitoring of internal control
4. Audit
Direct line of reporting
Coordination responsibility





136 Financial information and invitation to the Annual General Meeting

137 Organization and addresses

Billy Tyus works as a Security Officer at the Mirada Homeowners Association gated community in California, USA, and monitors residents and visitors entering and leaving the area. He keeps in contact with his colleagues, who guard other parts of the area through beat patrols and permanent guarding, by walkie-talkie.

Reporting dates

Securitas will publish the following financial reports during 2006

Interim reports 2006	
January–March	May 9, 2006
January–June	August 10, 2006
January–September	November 16, 2005
Annual General Meeting	April 3, 2006

Financial information

All financial information may also be requested from:

Securitas Services Ltd.
Investor Relations
Berkshire House,
3 Maple Way, Feltham
Middlesex TW13 7AW, Great Britain.
Telephone +44 20 8432 6500,
Fax +44 20 8432 6520
E-mail info@securitasgroup.com

Financial analysts who cover Securitas

Company name	Name
ABG Securities	Henrik Vikström/Jesper Wilgodt
Alfred Berg	Henrik Fröjd
CAI Cheuvreux	Niklas Ekman
Carnegie Fondkommission	Carsten J. Leth
Cazenove	Robert Plant
Citigroup	Edward Steele
Credit Suisse First Boston	Robert Harris
Danske Equities	Peter Trigarszky
Deutsche Bank	Nicholas Ward
Dresdner Kleinwort Wasserstein	Andrew Brooke/David Greenall
Enskilda Securities	Stefan Andersson
Exane BNP Paribas	Laurent Brunelle
Goldman Sachs International	Tom Sykes
Hagströmer & Qviberg	Jesper Norberg
Handelsbanken Capital Markets	Torben Sand
Jyske Bank	Jesper Klitgaard Frederiksen
Kaupthing	John Hernander
Merrill Lynch	Andrew Ripper
Morgan Stanley Dean Witter	David Allchurch
Swedbank	Stefan Stjernholm
Sydbank	Jacob Pedersen
UBS Warburg	Jaime Brandwood/Mark Shepperd
Öhman Fondkommision	Rolf Karp

Convening notice to Annual General Meeting of Securitas AB (publ)

The shareholders of Securitas AB are hereby invited to attend the Annual General Meeting to be held at 5.00 p.m. CET on Monday 3 April 2006, in "Vinterträdgården" at the Grand Hotel, Stockholm, entry via "Royal entré", Stallgatan 6. Registration for the General Meeting begins at 4.00 p.m. CET.

Right to attend

Shareholders who wish to attend the General Meeting must:

(i) be recorded in the share register maintained by the Swedish Central Securities Depository ("VPC"), made as of Tuesday 28 March 2006;

and

(ii)) notify Securitas of their intent to participate in the General Meeting at the address: Securitas AB, "General Meeting", P.O. Box 47021, SE-100 74 Stockholm, Sweden, by telephone +46 8 657 74 74, by telefax +46 8 657 74 85 marked "Securitas General Meeting" or via the company website www.securitasgroup.com/agm2006, by 4.00 p.m. Tuesday 28 March 2006, at the latest. On giving notice of attendance, the shareholder shall state name, personal registration number or equivalent (corporate identity number), address and telephone number. Proxy and representative of a legal person shall submit papers of authorisation prior to the General Meeting. As confirmation of the notification, Securitas AB will send an entry card, which should be presented at registration for the General Meeting.

In order to participate in the proceedings of the Annual General Meeting, owners with nominee-registered shares must request their bank or broker to have their shares temporarily owner-registered with VPC. Such registration must be made as of Tuesday 28 March 2006 and the banker or broker should therefore be notified in due time before the said date.

Securitas is organized in five specialized divisions – Security Services USA, Security Services Europe, Securitas Systems, Direct and Cash Handling Services. The five divisions provide the operational structure for Securitas' business proposition as well as for internal control and reporting.

Each division is specialized with its own divisional management team and organization in every country of operation. A clear strategy and allocated resources enable the division to act independently within the Group to serve customers and fulfill objectives. There are more than 3,000 branch offices in Securitas, each responsible for its own customers, employees and profitability. The many local branch offices create the foundation for the daily business.

Given the strength, specialization and maturity that the divisions have achieved, the Board has proposed to transform three of the divisions into independent specialized security companies: Loomis Cash Handling Services AB, Securitas Direct AB och Securitas Systems AB.

Countries/regions of operation per division

Security Services USA

Division office
2 Campus Drive
Parsippany,
NJ 07054-44687
USA
Tel: +1 973 267 5300

Guarding Regions, USA
North Central
Downers Grove, Illinois
East Central
Indianapolis, Indiana
South Central
Houston, Texas
Mid Atlantic
Frederick, Maryland
New England
Boston, Massachusetts
New York/New Jersey
Parsippany, New Jersey
South East
Kennesaw, Georgia
Rocky Mountains
Phoenix, Arizona
Northern California
Walnut Creek, California
Southern California/Hawaii
Orange, California
National Accounts
Westminster, Colorado

Specialty Regions, USA
Automotive Services
Detroit, Michigan
Energy
Parsippany, New Jersey
Government Services
Springfield, Virginia

Other operations
Canada[1]
Toronto
Mexico[1]
Monterrey
Consulting & Investigation
Parsippany, New Jersey

Security Services Europe

Division office
Lindhagensplan 70
P.O. Box 12545
SE-102 90 Stockholm
Sweden
Phone: +46 8 657 74 00

Countries
Austria, *Wien*
Belgium, *Brussels*
Czech Republic, *Prague*
Denmark, *Copenhagen*
Estonia, *Tallinn*
Finland, *Helsinki*
France, *Paris*
Germany, *Düsseldorf*
United Kingdom, *London*
Hungary, *Budapest*
Ireland, *Dublin*
Netherlands, *Amsterdam*
Norway, *Oslo*
Poland, *Warsaw*
Portugal, *Lisbon*
Spain, *Madrid*
Sweden, *Stockholm*
Switzerland, *Lausanne*
Argentina[2], *Buenos Aires*

Securitas Systems

Division office
Lindhagensplan 70
P.O. Box 12545
SE-102 90 Stockholm
Sweden
Phone: +46 8 657 74 00

Regions, USA
North
Boston, Massachusetts
Response
Boston, Massachusetts
South
Norcross, Georgia
West
La Mirada, California

Countries, Europe
Belgium, *Brussels*
Denmark, *Copenhagen*
Finland, *Helsinki*
France, *Paris*
Germany, *Düsseldorf*
United Kingdom, *London*
Ireland, *Dublin*
The Netherlands, *Amsterdam*
Norway, *Oslo*
Portugal, *Lisbon*
Spain, *Madrid*
Sweden, *Stockholm*

Direct

Division office
Stora Nygatan 31
SE-211 37 Malmö
Sweden
Phone: +46 40 611 69 41

Countries
Belgium, *Brussels*
Denmark, *Copenhagen*
Finland, *Helsinki*
France, *Paris/Lyon*
The Netherlands, *Geldrop*
Norway, *Oslo*
Portugal, *Lisbon*
Spain, *Madrid*
Sweden, *Linköping*

Cash Handling Services

Divisionskontor
Securitas Cash Handling Services, Inc.
1291 Boston Post Road,
Suite 101
Madison, CT 06443
USA
Tel: +1 203 458 4842

Regions, USA
Western
Salt Lake City, Utah
South Central
Dallas, Texas
Mid West
Chicago, Illinois
North East
Attleboro, Massachusetts
South East
Atlanta, Georgia

Countries, Europe
Austria, *Vienna*
Denmark, *Copenhagen*
Finland, *Helsinki*
France, *Lutterbach*
United Kingdom, *Nottingham*
Norway, *Oslo*
Portugal, *Lisbon*
Spain, *Madrid*
Sweden, *Stockholm*
Switzerland, *Zurich*

[1] Included in Security Services USA as of 2005.
[2] Included organizationally in Security Services Europe.

HALLVARSSON & HALVARSSON PHOTO: MATS LUNDQVIST, ROLAND FALKENSTEIN, PICTURE 1-3, PAGE. 45. RALF BAUMGARTEN, PICTURE 1-2, PAGE 53 PRINT: LARSSON OFFSETTRYCK AB

SECURITAS

Integrity Vigilance Helpfulness

www.securitasgroup.com

Securitas Services Ltd.
Berkshire House, 3 Maple Way,
Feltham, TW13 7AW, United Kingdom
Telephone +44 20 8432 6500
Fax +44 20 8432 6505

Securitas AB
Box 12307, SE-102 28 Stockholm, Sweden
Telephone +46 8 657 74 00
Fax +46 8 657 70 72
Visiting address: Lindhagensplan 70

Securitas Treasury Ireland Ltd.
Ground Floor, Plaza 1, Custom House Plaza
I.F.S.C., Dublin 1, Ireland
Telephone +353 1 435 0100
Fax +353 1 435 0195

Exhibit A

SECURITAS

Press Release from Securitas AB

February 9, 2006

The Board of Securitas AB proposes:

Securitas to list three new specialized security companies on the Stockholm Stock Exchange

Securitas AB, a world leader in security, proposes to transform three of its divisions into independent, specialized security companies: Loomis Cash Handling Services AB, Securitas Direct AB and Securitas Systems AB. The three new companies will, subject to a decision by an Extraordinary General Meeting proposed for September 25, 2006, be distributed to the shareholders by way of a dividend and listed on the O-list of the Stockholm Stock Exchange immediately thereafter.

Securitas has grown into a world leader in security with more than 200,000 employees and sales of BSEK 66, by organic sales growth and acquisitions during the last 20 years. Securitas' strategy has been instrumental in developing and consolidating the security industry to become more focused and independent with clear market players delivering professional security. Through its substantial market position in many countries, Securitas has been, and is, a driving force in the industry. The key words in this development are professionalism, specialization and segmentation reflecting ever more growing and differentiated customer needs thus creating new markets and specialized businesses with their own logic.

Thomas Berglund, Securitas CEO comments:
"Our decision to create and list three new companies and release the entrepreneurial spirit is a logical step considering our history and our ambitions for the future. It is a clear signal to customers, employees and the financial markets that we intend to stay ahead".

Melker Schörling, chairman of the Board, comments:
"Securitas has been a successful Swedish blue-chip company in terms of increasing shareholder value during the last 15 years as a public company. The drivers for the development has been and will be specialization and focus on core business. This was the case when Assa Abloy was created and distributed to the shareholders in 1994 and when Attendo took the same route in 2000. This is also now the main reason for the proposed creation of three new listed companies".

Information please contact:

Thomas Berglund, President and CEO	+44 (0) 20 8432 6551
Håkan Winberg, Executive Vice President and CFO	+44 (0) 20 8432 6554
Henrik Brehmer, Senior Vice President Investor Relations	+44 (0) 20 8432 6523
Helen Karlsson, Executive Assistant	+44 (0) 7775 532 170

The press release is also available on: www.securitasgroup.com

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

MOTIVES

The overall motives behind the proposed transactions are to further enhance customer satisfaction, profit growth and business potential leading to increased shareholder value:

The security market

- Security needs of companies, institutions, authorities and households grow in step with increased costs of disruptions in a more complex, integrated and network dependent economy
- Demand of security services develops into a higher degree of specialization. Companies and industries increasingly ask for adapted and customized solutions
- Deep knowledge of customer needs and capacity for creative security solutions in close partnership with customers are increasingly important competitive advantages

Securitas development

- The divisions of Securitas have reached such a size, level of specialization of the customer offer, market position, customer segmentation and business development that the advantages of complete independence are greater than the advantages of Group integration
- The divisions of Securitas have sufficient maturity in management, administration, business control and development to be fully prepared to continue stand alone in line with their own more profiled business logic
- Securitas' culture of entrepreneurship gives the new companies competitive advantages in a market where innovation is a key to success

THE NEW COMPANIES

Loomis Cash Handling Services - Giving new content to an old industry
Loomis Cash Handling Services (currently Cash Handling Services to be renamed) will be dedicated to manage the whole supply chain for cash in society and thus further improve its professionalism to enhance efficiency and safety in cash circulation.

Securitas Direct - Turning home-security into consumer business
With a standardized high security offering, Securitas Direct will continue to focus on the opportunity to satisfy the needs of a growing consumer market for home and local business protection.

Securitas Systems – Changing a fragmented industry
Securitas Systems will continue as a security systems integrator for customers with high security demands. The systems market is highly fragmented and the industry is characterized by fast technological changes. This creates an opportunity to take a leading position in the transformation of this industry.

The new Securitas - Transforming guarding to security solutions
After the distribution of the three new companies, Securitas will continue to focus on its ability to deliver total security solutions based on guarding and technology. With a leading position in Europe and North America as a base, the new Securitas will expand this ability into new and faster growing markets.

This new step will give all divisions the independence required to use their dedication and entrepreneurship to focus on their clients and their service development. This will increase each company's competitive edge and ability to continue the value creation for Securitas' shareholders. Size will not be the ultimate divider in the future – the critical elements will be knowledge, innovation and differentiation.

THE PROCESS

The listing process

The intention is that the distribution of the divisions will take the form of a dividend of all shares in Loomis Cash Handling Services, Securitas Direct and Securitas Systems to Securitas' shareholders pursuant to Sweden's Lex Asea rules, whereby the dividend will have no immediate tax consequence for Securitas and its shareholders in Sweden. It is further intended that each share in Securitas shall entitle its holder to receive one share in each of the distributed companies and that A-shares and B-shares in Securitas shall entitle to A-shares and B-shares, respectively, in the distributed companies. A detailed Board proposal regarding the dividend is intended to be presented in late August 2006 (which will be replaced by OMX Nordic List on October 2, 2006).

An Extraordinary General Meeting to vote on the proposal is planned to be held on September 25, 2006. Prospectuses for the distribution and listing of Loomis Cash Handling Services, Securitas Direct and Securitas Systems are planned to be issued in early September. The intention is that the new companies shall be listed on the O-list of the Stockholm Stock Exchange on September 29, 2006.

Dividend policies and capital structures

Following listing, the four separate companies are expected to have dividend and capitalisation policies similar to what Securitas AB has today, which is based on a dividend level of 40-50 percent of the annual free cash flow and a debt level amounting to 4-5 times the annual free cash flow. For Securitas Systems and Loomis Cash Handling Services this is expected to imply a net debt relative to capital employed of approximately 40 percent. For Securitas Direct and the New Securitas, the corresponding ratios are expected to be approximately 0 (zero) percent and 50 percent, respectively.

Individual dividend policies and capital structures will be further specified during the preparations for the listing of the three new companies. Details will be presented in the prospectuses that are planned to be issued in the beginning of September.

Securitas AB intends to maintain its existing financing strategy and financing facilities with an active presence in the bank, bond and commercial paper markets also after the listing of the newly created companies. The newly created companies will be financed on a stand alone basis with new financing facilities.

The 2002 Incentive programme

The conversion prices of the four convertible debenture loans under Securitas' employee incentive program 2002 will be recalculated in order to reflect the contemplated distribution.

Further information

More details on the divisions will be published in connection with the first and second quarterly reports 2006. All information on the distribution and the listing process will be found on Securitas' website at www.securitasgroup.com/threenewcompanies

Financial adviser

SEB Enskilda is acting as financial adviser to the Securitas Group in connection with the distribution and listings of Loomis Cash Handling Services, Securitas Direct and Securitas Systems.

A world leader in Security

During 20 years Securitas has grown through organic sales growth and acquisitions to become the world's largest focused security company with more than 200,000 employees and operations in more than 20 countries mainly in Europe and North America. The driving forces behind this development have been a clear focus on security, customer segmentation and specialization of services, as well as strong entrepreneurship and ownership.

Securitas Group is today organized in five divisions: *Security Services USA* and *Security Services Europe* for security services solutions, *Securitas Systems* for systems integration, *Securitas Direct* for high security monitoring and assistance to homes and local businesses, and *Cash Handling Services* for transport and management of cash in circulation. The Group has a market share of 8 percent of the total world security market, where Europe and North America represent 75 percent of the total world market. Securitas has been listed on the Stockholm Stock Exchange since 1991 and currently has a market capitalization of approximately BSEK 51.

Profitable growth

The core strategy has been to focus solely on security and deliver customer satisfaction, profitable growth and shareholder value. The business model -The Securitas Model – has been created to deliver organic sales growth and to refine the service content. The organic development is leveraged by acquisitions which establish the company in new markets and strengthen its position in existing markets.

From a Swedish guarding company to a world leader in security

Securitas was founded in Sweden in 1934 as a family business and was built into a market leader both in Sweden and other countries in Europe. During the late 1970s the group was split in two - Group 4 (outside of Sweden) and Securitas (in Sweden). The Swedish operation was sold by the family in 1983 and a new era started with the Swedish operation as a base.

A new strategy was developed to focus solely on security and the Securitas Model was developed. The European expansion started in 1989 with acquisitions in the Nordic countries, Portugal, Spain, Germany, France and Great Britain among others. In 1999 Securitas acquired Pinkerton in the USA followed by Burns and several regional security companies. Securitas thus became a market leader in both Europe and North America.

In 2001 Securitas moved from a geographical based organization into a divisional organization with clear focus, strategy and dedicated resources for the separate businesses.

Securitas has moved in three major steps: *Focus on security* as a professional service in the 1980s, *Consolidation* of companies in Europe and the USA in the 1990s and *Specialization* into market segments and divisions in the 2000s. Along with Securitas' development, the whole security industry has grown to become a more independent industry with focused market players delivering professional security. Through the substantial market position in many countries, Securitas has been a driving force in this development.

One Step Ahead

In order to stay at the forefront of the development of the security industry, the next step of creating individual security companies is logical to both Securitas and the industry. This step of *Differentiation* will enable greater focus on service development for different customer segments as well as increased market recognition and enhanced ability to create shareholder value.

Size and consolidation have been key words in the building of Securitas and other market leaders within the security industry over the past 20 years. For the future, *knowledge* and *innovation* are becoming the most important drivers.

Securitas Group - Development of sales, profit before tax and free cash flow



1985-2005
MSEK
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
4500
4000
3500
3000
2500
2000
1500
1000
500
0
-85 -86 -87 -88 -89 -90 -91 -92 -93 -94 -95 -96 -97 -98 -99 -00 -01 -02 -03 -04 -05
Sales PBT FCF

Annual average development 1991-2005

Total sales	+25%
Profit before taxes	+22%
Free cash flow	+19%

The Securitas B-share including dividend and the split of Assa Abloy 1994 compared to SIX Return Index (Average return on Stockholm Stock Exchange including dividend) 1991-2005.

SEK *The value of SEK 1 invested 1991 is in January 2006 SEK 24*



35
30
25
20
15
10
5
0
Securitas B
SixRX
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Loomis Cash Handling Services - Giving new content to an old industry

Managing cash in society

Loomis Cash Handling Services (to be renamed) offers secure and efficient cash distribution, processing and recycling solutions for financial institutions, retailers and other commercial enterprises through an international network of 440 operating locations in 10 European countries and the USA. Chief Executive Officer will be *Clas Thelin* and *Björn Larsson* will be Chief Financial Officer.

From transportation to cash management

The market development is primarily influenced by a trend towards greater outsourcing. Throughout much of Europe, cash processing activities are outsourced by commercial banks and retailers to a greater extent than in the USA. Additionally, many central banks in Europe have reduced the scope of their networks and involvement in the physical cash flows which has created a demand for recycling services.

In addition to Loomis, there are two major international competitors, G4S and Brinks, as well as numerous regional competitors within individual markets. The total outsourced market is currently estimated to be BSEK 35 in Europe and BSEK 21 in the USA. The market share for Loomis Cash Handling Services is in the range of 20-25 percent in the USA and Western Europe.

Extending the value chain drives growth and margin

With the long-term vision to manage cash in society, the objective is to create a more efficient and secure cash distribution system. By offering solutions which integrate secure transport, cash processing, recycling and timely consolidated reporting, Loomis offers a compelling value proposition to encourage greater outsourcing of work currently undertaken in-house. This will also drive margin improvement and growth.

To achieve the vision, Loomis will continue to build confidence among large customers in the ability to deliver integrated cash handling solutions, reduce the total cost of cash for retail customers with customized products, develop the scope of total ATM solutions, and emphasize a culture of risk management throughout the organization.

Financial development and key ratios - Loomis Cash Handling Services

MSEK	2004	2005
Sales	**10,082**	**11,581**
Organic sales growth, %	*5*	*2*
Operating income	**714**	**831***
Operating margin, %	*7.1*	*7.2**
Operating capital employed	**2,721**	**2,416**
In % of sales	*24*	*21*
Capital employed	**5,341**	**5,295**
Return on capital employed, %	*13*	*16*
Employees, no.	21,800	20,400

*Excluding the capital loss of MSEK -151 arising from the divestment of Cash Handling Services Germany

Securing people by high security for homes and local businesses

Securitas Direct provides high security for homes and local businesses. It is an all included 24H monitoring and assistance service. The alarm product includes installation, secure transmission and advanced verification and is designed for easy use. The added value is a user friendly high security service at an affordable price.

Market leader through innovation

Securitas Direct is a leading security company in nine European countries with a market share of 25 percent in net new monitored alarm sales, where the total European market is estimated to be 600,000 net new customers annually. The total market growth is estimated to be 6 percent for homes and local businesses. Less than 3 percent of European households have a monitored alarm. Key drivers are proactive sales, service content and price, which in turn are driven by technology and service concept development. The competition is predominantly local and national security companies.

Organized for sole focus on homes and local businesses

Securitas Direct is organized in wireless consumer products in each country and wired professional products in the Nordic region. Chief Executive Officer will be *Dick Seger* and Chief Financial Officer will be *Lars Andersson.*

High growth and fast payback from quality and high security

By providing a quality and high security service and by acquiring and retaining new customers, high growth and good pay-back on investment is created. Securitas Directs' business model has since 1989 generated a more than 20 percent annual net-portfolio growth with customer cancellations of less than 6 percent. The pay-back for new customer acquisitions has been less than 4 years. This performance is expected to continue.

Financial development and key ratios – Securitas Direct

MSEK	2004	2005
Sales	**2,148**	**2,706**
Organic sales growth, %	*28*	*23*
Operating income	**201**	**258**
Operating margin, %	*9.4*	*9.5*
Operating capital employed	**831**	**1,103**
In % of sales	*39*	*41*
Capital employed	**857**	**1,209**
Return on capital employed, %	*24*	*21*
No. of Installations	548,184	689,245
No. New Installations	148,672	168,935

Systems integration for demanding customers

Securitas Systems is a security systems integrator which offers complete security solutions for customers with high security demands within market segments such as banking, industry and retail. The services are based on modern technology and concepts include access control, video surveillance, and intrusion and fire alarm systems.

Securitas Systems operates in 13 countries in Europe and in the USA, with a strong and focused country-based organization for sales and delivery to selected customer segments. Chief Executive Officer will be *Juan Vallejo* and Chief Financial will be Officer *Peter Ragnarsson.*

Opportunity to lead the transition of a fragmented market and industry

The demand for technical security solutions continues to grow and the European and U.S. markets are worth approximately BSEK 220. These markets are driven by technology development and more globally operating customers, demanding new types of IT-based security and surveillance solutions.

The industry is very fragmented and main competition consists of strong local companies and a number of large and international businesses. Securitas Systems global market share is 3 percent.

Growth and return from customer segmentation

The strategy is based on customer segmentation, global sourcing with long-term partners and strategic acquisitions. By focusing on specialization and customer segmentation Securitas Systems can obtain sufficient knowledge and thereby cover the whole electronic security value chain in selected market sectors. In addition, efficiently sourcing products with long-term partners reduces costs and strengthens the offers to the different customer segments. Future acquisitions will be characterized by finding growing companies with new ideas and technologies along with a clear market sector focus. The main financial objectives are an annual sales growth of 8-10 percent and a return on capital employed of above 20 percent.

Financial development and key ratios – Securitas Systems

MSEK	2004	2005
Sales	**4,724**	**5,798**
Organic sales growth, %	*1*	*6*
Operating income	**554**	**669**
Operating margin, %	*11.7*	*11.5*
Operating capital employed	**575**	**899**
In % of sales	*11*	*15*
Capital employed	**2,719**	**3,547**
Return on capital employed, %	*20*	*19*
Employees, no.	4,600	4,800

Security through our people

The new Securitas will be a focused security company delivering professional security solutions based on guarding through a network of 1,500 local branches in 23 countries mainly in Europe and North America. Total sales were approximately BSEK 46 in 2005, representing a global market share of 12 percent – 18 percent in North America and 15 percent in Europe. With a presence in 75 percent of the world market, the new Securitas remains a world leader in security.

The service offering comprises Specialized Guarding Solutions, Mobile Services, Alarm Monitoring and Response Services, Security Consulting and Investigations and Total Security Solutions.

Management and Organization

Group Management – Chief Executive Officer, *Thomas Berglund*; Chief Financial Officer, *Håkan Winberg*; President of North American operations, *Santiago Galaz*; President of European operations, *Tore K Nilsen.*
The organization is customer based and structured in clear operating units to fulfil qualified customer needs within the respective segments:

North American operations - 10 guarding regions in the USA form the national base with 500 local branches, predominantly serving large customers. Other customer segments are National Accounts, Energy and Government. The operations in Canada and Mexico are also included. The responsibility for ***Global Customers*** is organised within the North American organization with operational units for Consulting and Investigations, Automotive and Global Accounts.

European operations – Operating units for large customers in 17 countries, Transport and Aviation services organizations in 9 countries, Mobile services organizations in 11 countries and specialized Alarm Monitoring organizations in 6 countries. 850 local branches is the base for the European organization. Within the European organization a ***New Markets*** organization is established to focus on further expansion into new geographies.

Strategy and the way forward – Growth and profitability

The new Securitas will have resources focused entirely on the refinement and specialization of services. Over a business cycle, the organic sales growth is expected to be more than the market average with a continued improvement in operating margin and return on capital employed of above 20 percent.

The strategic focus for *U.S. Large customers* is to build further strength and maturity in the recently developed decentralized organization. Gradually thereafter the U.S. operations will move from a predominantly geographically based organization into a customer segment driven organization to gain higher professionalism and added value. The *Global customer* organization will combine the local strength of the Securitas organization with global coordination for customers who seek this type of solution.

For *European Large customers* the focus is on implementing more customer segment organizations and to expand further the sales of security solutions. The *New Markets* organization is going to expand Securitas into South America and Asia. For *European Small customers* the aim is to open up a new and expanding market based on mobile services and alarm monitoring.

The Securitas journey continues

With the combined strength of the global presence and 20 years of industry expertise, the new Securitas is ready to once again bring security forward and continue the value creating journey for customers, employees and shareholders.

Financial development and key ratios – the new Securitas

MSEK	2004	2005
Sales	**42,733**	**45,929**
Organic sales growth, %	*1*	*4*
Operating income	**2,557**	**2,687**
Operating margin, %	*6.0*	*5.9*
Operating capital employed	**2,614**	**3,764**
In % of sales	*6*	*8*
Capital employed	**13,559**	**16,741**
Return on capital employed, %	*19*	*16*
Employees, no.	179,200	188,500

SECURITAS

Securitas AB

Interim Report
January – March 2006

The creation of three new listed companies well on way – first quarter result in line with plan

- **The creation and listing of three new security companies** is progressing according to plan. Project costs for the first quarter amounts to MSEK 20. The estimated total non-recurring costs for the project amounts to MSEK 150 – 200. The Extraordinary General Meeting is planned for September 25, 2006.
- **Sales** in the first quarter increased 6 percent to MSEK 17,067 (15,195), adjusted for changes in exchange rates, acquisitions and divestitures. Organic sales growth is picking up in all divisions.
- **Operating income** in the first quarter increased by 1 percent to MSEK 1,000 (938), adjusted for changes in exchange rates. The operating margin was 5.9 percent (6.2).
- **Income before taxes** in the first quarter decreased by 5 percent to MSEK 824 (818), adjusted for changes in exchange rates. This includes revaluation of financial instruments of MSEK -2 (37).
- **Net income** in the first quarter was MSEK 606 (606).
- **Earnings per share** was SEK 1.64 (1.63) in the first quarter.

Comments from the CEO, Thomas Berglund

"Our main objective right now is to accomplish the creation and listing of three new security companies, Securitas Systems, Securitas Direct and Loomis Cash Handling Services, and at the same time keep up the speed in the New Securitas. We are well on way and in line with our plan.

It is reassuring to see the growth in all divisions picking up in speed. In spite of all the efforts with the listing project, organic sales growth is expected to remain strong for the full year 2006. Income before tax is expected to increase in line with last year's increase, adjusted for changes in exchange rates and excluding the capital loss of MSEK -151 related to the sale of the German Cash Handling Services business".

Key Financial Data

MSEK	Q1 2006	Q1 2005 [3]	Total change,%
Total sales	**17,067**	**15,195**	*16*
Organic sales growth, % [1]	*6*	*4*	
Operating income	**1,000**	**938**	*7*
Operating margin, %	*5.9*	*6.2*	
Real change, % [2]	*1*	*8*	
Income before taxes	**824**	**818**	*1*
Real change, % [2]	*-5*	*16*	
Net income	606	606	
Free cash flow	**-105**	**266**	-
% of adjusted income	*-16*	*43*	
Operating capital employed	**8,776**	**7,573**	
Operating capital employed as % of sales	*12*	*12*	
Capital employed	**27,218**	**24,563**	
Return on capital employed, %	*16*	*17*	
Earnings per share after taxes, SEK	1.64	1.63	

1) Adjusted for changes in exchange rates, acquisitions and divestitures.
2) Adjusted for changes in exchange rates.
3) Adjusted for IAS 19 amendment.

Organic Sales Growth and Operating Margin Development

Q1 2006 MSEK	Organic sales growth, %	Operating margin, %	Operating margin change, PP
Security Services USA	*6*	*4.7*	+0.2
Security Services Europe	*5*	*6.8*	-0.7
Securitas Systems	*10*	*9.4*	+0.2
Direct	*25*	*8.2*	-0.8
Cash Handling Services	*6*	*6.3*	+0.4
Group	*6*	*5.9*	-0.3

For further information please contact:

Thomas Berglund, President and CEO, +44 20 8432 6551
Håkan Winberg, Executive Vice President and CFO, +44 20 8432 6554
Henrik Brehmer, Investor Relations, +44 20 8432 6523, +44 7884 117 192

Information meeting and telephone conference

An information meeting will be held on May 9, 2006 at 09.30 am CET.
The information meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm.

To follow the presentation via telephone (and participate in Q&A session), please register in advance via the link http://eventreg2.conferencing.com/inv/reg.html?Acc=4841130700&Conf=170209 and follow instructions or call +44 (0)20 7162 0025.

The meeting is also webcasted at www.securitasgroup.com

For a recorded version of the information meeting please dial
+44 (0)20 7031 4064 or +46 (0)8 505 203 33, access code: 703080.

The Group has adopted the amendment to IAS 19 Employee Benefits as of January 1, 2006. The change in accounting principle means that actuarial gains and losses are now recognized immediately via equity. Comparatives have been restated for 2004 and 2005.

DEVELOPMENT IN THE GROUP

Sales and Income for the Group January – March 2006

Sales amounted to MSEK 17,067 (15,195). Organic sales growth was 6 percent, an increase of 2 percentage points compared to the first quarter 2005.

Operating income before amortization was MSEK 1,000 (938), which adjusted for changes in exchange rates was an increase of 1 percent. The operating margin was 5.9 percent (6.2). The operating income was negatively impacted by MSEK 30 related to the decline in result in the airport security business in Europe compared to the first quarter 2005. The result of the airport security business is expected to improve during the rest of the year.

Further, the result is impacted negatively by MSEK 20 in non-recurring project costs relating to the listing of three new security companies. Adjusted for these non-recurring project costs, the operating margin was 6.0 percent.

Acquisition related restructuring costs, mainly related to the acquisition of Hamilton in the USA, have impacted the period by MSEK -12 (-4). Revaluation of financial instruments amounted to MSEK -2 (37).

Income before taxes was MSEK 824 (818), which adjusted for changes in exchange rates was a decrease by 5 percent.

Adjusted for the non-recurring costs for the listing project and effects from revaluation of financial instruments, the real change in income before taxes was an increase by 3 percent compared to the first quarter 2005.

The Group's tax rate was 26.5 percent (26.0). The net income was MSEK 606 (606).

Earnings per share was SEK 1.64 (1.63).

Security Services USA

Security Services USA	January – March		January – December
MSEK	2006	2005 [1]	2005 [1]
Total sales	5,537	4,774	21,616
Organic sales growth, %	*6*	*0*	*4*
Operating income	260	217	1,080
Operating margin, %	*4.7*	*4.5*	*5.0*
Real change, %	*7*	*-7*	*6*
Operating capital employed	1,415	955	1,123
Operating capital employed as % of sales	*6*	*5*	*5*
Capital employed	8,173	7,218	8,034
Return on capital employed, % [2]	*14*	*13*	*13*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The trend from 2005 with positive development in both organic sales growth and operating margin continues. With the key indicators such as new sales and increase in contract portfolio ahead of last year, the division is set to continue the positive trend going forward.

January – March 2006

The organic sales growth was 6 percent in the first quarter. The improved underlying organic sales growth rate compared to 2005 is a consequence of the growing portfolio, especially within National accounts. All 13 regions in USA achieved positive organic sales growth. Sales volumes bottomed out in the first quarter 2005 and organic sales growth in the first quarter 2006 was therefore slightly higher than what is expected to be the full year development.

The improvement in operating margin is attributable to leverage on the increased sales volume. Sales of new contracts were strong with a volume increase of 14 percent compared to the first quarter 2005.

For the full year 2006 the operating margin is expected to improve in line with the first quarter 2006. The contract portfolio grew by 3–4 percent on an annualized basis. Prices and wages increased by 2 percent and the client retention rate remained stable over 90 percent. The employee turnover was 63 percent.

Security Services Europe

Security Services Europe	January – March		January – December
MSEK	2006	2005 [1]	2005 [1]
Total sales	6,541	5,968	24,996
Organic sales growth, %	*5*	*5*	*5*
Operating income	442	450	1,874
Operating margin, %	*6.8*	*7.5*	*7.5*
Real change, %	*-4*	*8*	*-1*
Operating capital employed	1,520	1,548	1,288
Operating capital employed as % of sales	*6*	*6*	*5*
Capital employed	7,478	7,148	7,165
Return on capital employed, % [2]	*25*	*26*	*26*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Security Services Europe the new organization was implemented during 2005. The business is now divided into four specialized vertical units – Permanent guarding and Transport aviation security for large customers and Mobile services and Alarm monitoring for small customers. The split into these four vertical units will continue to increase focus and refinement going forward.

January – March 2006

The organic sales growth was 5 percent in the first quarter driven by the growth in the contract portfolio. For the full year 2006 the organic sales growth is expected to be in line with 2005.

The decrease in operating margin is mainly explained by the impact of the losses of contracts and price reductions in the airport security business that occured in 2005 and start up costs for new contracts. The negative impact in the first quarter was MSEK 30 and an additional MSEK 30 is expected for the remainder of 2006. However, strong organic sales growth is seen in the airport security business which is expected to continue during the rest of the year.

Further, the German business has not been able to compensate some large contract losses that occurred in the second half of 2005, which has impacted the operating income with MSEK 15 in the first quarter 2006. The German business is expected to improve during the rest of the year.

The rest of the businesses are showing good performance with strong organic sales growth in permanent guarding in Norway, UK, Spain, Switzerland, Austria and Argentina. Mobile services for small clients show good organic sales growth especially in France, Spain, and Portugal.

For the full year 2006 the operating margin is expected to be on the same level as in 2005.

The contract portfolio grew by 4 percent on an annualized basis. Prices and wages increased 1.5 percent on an annual basis. The client retention rate was around 90 percent on an annual basis. The staff turnover was 34 percent.

Securitas Systems

Securitas Systems	January – March		January – December
MSEK	2006	2005 [1]	2005 [1]
Total sales	1,476	1,258	5,798
Organic sales growth, %	*10*	*5*	*6*
Operating income	139	116	669
Operating margin, %	*9.4*	*9.2*	*11.5*
Real change, %	*17*	*11*	*18*
Operating capital employed	864	581	882
Operating capital employed as % of sales	*14*	*10*	*15*
Capital employed	3,473	2,854	3,530
Return on capital employed, % [2]	*20*	*20*	*19*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Securitas Systems the focus is on driving organic development and to establish new and expand existing platforms. The organic development involves a first step of splitting the production organization between installation and maintenance. In a second step, the organization is split between customer segments, with banks and chain customers as important segments. Parallel to this, efficient sourcing of components has been in focus.

The additions of Bell and Eurotelis established the Securitas Systems division as a market leader in the bank security segment also in the UK and France. With the recent acquisitions of Wornall Electronics and Hamilton in the USA, Securitas Systems is now also a main player in the U.S. bank security segment. The integration of the acquired units is proceeding according to plan. In Germany, Securitas continues to build a platform with specific focus on banks.

January – March 2006

The organic sales growth was 10 percent in the first quarter 2006. The improved growth rate compared to the first quarter 2005 is a consequence of strong order intake reported during the second half of 2005. The organic order intake in the first quarter 2006 increased with 9 percent compared to 2005. Large countries reporting organic sales growth higher than the divisional average were Sweden, Spain and USA. In Germany, France and the UK the organic sales growth was slightly lower than the divisional average.

The underlying development of the operating margin is strong in the division. The Hamilton acquisition has not contributed to the operating result in the first quarter due to continued restructuring and the negative impact was approximately 0.3 percentage points on the operating margin.

The underlying positive development in the U.S. business continues with double digit organic sales growth rates and an increase in the operating result year on year above divisional average.

For the full year 2006, organic sales growth is expected to improve compared to 2005 and operating margin to be in line with 2005.

Direct

Direct	January – March		January – December
MSEK	2006	2005	2005
Total sales	**782**	**613**	**2,706**
Organic sales growth, %	*25*	*25*	*23*
Operating income	**64**	**55**	**258**
Operating margin, %	*8.2*	*9.0*	*9.5*
Real change, %	*14*	*34*	*25*
Operating capital employed	**1,260**	**918**	**1,103**
Operating capital employed as % of sales	*37*	*34*	*41*
Capital employed	**1,364**	**1,005**	**1,209**
Return on capital employed, % [1]	*20*	*21*	*21*

1) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The Direct business has its entire focus on organic development. During the last three years resources have been allocated to speed up the development in countries where Direct is already operating and prepare to expand into new markets with organic start-ups. The new consumer concepts are being developed in all countries of operation with a current focus on France, Belgium and the Netherlands.

Direct	January – March			January – December	
Number of alarms	**2006**	**2005**	***% change***	**2005**	***% change***
New installations	43,946	39,113	*12*	168,935	*14*
Total number of connected alarms	725,231	581,567	*25*	689,245	*26*

January – March 2006

The organic sales growth rate was stable on 25 percent, in spite of the negative impact coming from the transition into franchise partner sales in the Nordics, where the installation revenue is recognized by the partner instead of Securitas Direct. The portfolio growth of 25 percent was well above the divisional target of 20 percent. The customer cancellation ratio was well under the divisional target of 6 percent and the pay back time for new customers was in line with the divisional target, less than four years.

The lower operating margin compared to the first quarter 2005 is explained by the investments made in the French and Benelux markets. The organic growth rates improved in both these markets but the operating margin was still insignificant. Spain contributed strongly to both organic sales growth and operating margin.

For the full year 2006 the organic sales growth is expected to stay around 25 percent and the operating margin is expected to be around 9 percent.

Cash Handling Services

Cash Handling Services	January – March		January – December
MSEK	**2006**	**2005 1)**	**2005 1)**
Total sales	**2,873**	**2,740**	**11,581**
Organic sales growth, %	*6*	*3*	*2*
Operating income	**180**	**162**	**680**
Operating margin, %	*6.3*	*5.9*	*5.9*
Real change, %	*5*	*37*	*-7*
Operating capital employed	**3,049**	**2,995**	**2,372**
Operating capital employed as % of sales	*26*	*26*	*20*
Capital employed	**5,874**	**5,752**	**5,251**
Return on capital employed, % 2)	*12*	*13*	*13*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

Cash Handling Services provides transportation of cash, maintenance of cash machines and cash management. The aim is to increase the proportion of maintenance and cash management and this proportion is now up to 34 percent of total sales in the division.

January – March 2006

The organic sales growth was 6 percent, which is 3 percentage points higher than in the first quarter 2005. The U.S. cash handling operations grew with 5 percent in the first quarter which is an improvement of 4 percentage points compared to 2005.

UK and Sweden reported operating margins that were lower than the divisional average. Both these countries have been burdened by costs caused by operational interruptions relating to the recent robberies. The cash center in Tonbridge, UK that suffered a large loss in February 2006, is back in operation. The original loss of MGBP 53 has been reduced to MGBP 33. The loss is covered under valid insurance programs. The Swedish operations are gradually stabilizing and increasing operational efficiency following several attacks during 2005.

There has been no material development in the investigation regarding remaining variances between Securitas Cash Management (SCM) and third parties that was disclosed in the published Annual Report for 2005, Note 36, page 100.

For the full year 2006 the organic sales growth is expected to be higher than for the full year 2005 and the operating margin is expected to show significant improvements, approaching 9 percent. The improvements will mainly be supported by higher operational efficiency in Valiance in France, efficiency improvements in the UK transport business and expected price increases in the USA.

CASH FLOW

January – March 2006

Operating income before amortization amounted to MSEK 1,000 (938). Net investments in fixed assets after depreciation amounted to MSEK -36 (3).

Changes in accounts receivable amounted to MSEK 5 (-1) and changes in other operating capital employed amounted to MSEK -833 (-490). The change in operating capital employed is negatively affected by payroll related timing differences in the USA of approximately MSEK 150 and an insurance related self retention payment of MSEK 120 relating to the robbery against Cash Handling Services in the UK in February 2006. These effects will be neutralized during the course of the year.

Cash flow from operating activities amounted to MSEK 136 (450), equivalent to 14 percent (48) of operating income before amortization.

Free cash flow was MSEK -105 (266), equivalent to -16 percent (43) of adjusted income. The full year free cash flow in percent of adjusted income is expected to be in line with the Group targets of 75–80 percent.

CAPITAL EMPLOYED AND FINANCING

As of March 31, 2006

The Group's operating capital employed was MSEK 8,776 (7,908 as of December 31, 2005) corresponding to 12 percent (12 as of December 31, 2005) of sales adjusted for full year sales of acquired units.

Acquisitions have decreased operating capital employed by MSEK -23 during the first quarter 2006.

Acquisitions increased consolidated goodwill by MSEK 49. Adjusted for negative translation differences of MSEK -204, total goodwill for the Group amounted to MSEK 17,637 (17,792 as of December 31, 2005).

Acquisitions increased acquisition related intangible fixed assets by MSEK 19 during the first quarter 2006. After amortization of MSEK -30 and negative translation differences of MSEK -2, acquisition related intangible fixed assets amounted to MSEK 626 (639 as of December 31, 2005).

The Group's total capital employed was MSEK 27,218 (26,518 as of December 31, 2005). The translation of foreign capital employed to Swedish kronor decreased the Group's capital employed by MSEK -238 after considering net investment hedging and MSEK -328 before net investment hedging of MSEK 90.

The return on capital employed was 16 percent (16 as of December 31, 2005).

The Group's net debt amounted to MSEK 11,962 (11,945 as of December 31, 2005). Acquisitions and acquisition related payments during 2006 increased the Group's net debt by MSEK 57, of which purchase price payments accounted for MSEK 45 and acquisition related restructuring costs paid for MSEK 12. The Group's net debt increased by MSEK 132 during the first quarter 2006 due to the translation of net debt in foreign currency to Swedish kronor.

The interest cover ratio amounted to 5.8 (6.6), and the free cash flow to net debt ratio amounted to 0.19 (0.24).

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK 16 (24).

Shareholders' equity amounted to MSEK 15,256 (14,573 as of December 31, 2005). The translation of foreign assets and liabilities to Swedish kronor decreased shareholders' equity by MSEK -106 after considering net investment hedging of MSEK 90 and MSEK -196 before net investment hedging. Please refer to page 14, Statement of recognized income and expense, for further information.

The total number of outstanding shares amounted to 365,058,897 as of March 31, 2006. The average number of shares after full conversion of all outstanding convertible debenture loans is 375,015,400 for the first quarter 2006.

ACQUISITIONS

Acquisitions January – March 2006 (MSEK)

Company	Division [1]	Included from	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill	Acq. related intangible fixed assets
Opening balance						**17,792**	**639**
Renful, *Germany*	Security Services Europe	Feb 1	47	20	20	15	2
St. Germain, *Canada*	Security Services USA	Mar 1	93	11	11	-	11
Black Star, *Spain*	Security Services Europe	n/a	-	-	-	29	-
Other acquisitions [5]		n/a	23	14	14	5	6
Total acquisitions January – March 2006			**-**	**45**	**45**	**49**	**19**
Amortization of acq. related intangible fixed assets						n/a	-30
Translation differences						-204	-2
Closing balance						**17,637**	**626**

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales at the time of the acquisition in SEK at the exchange rate at the time of the acquisition 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) Elmaco, Securitas Systems Belgium, Contro Veranstaltungsdienste GmbH, Security Services Germany, Hasseman (Contract portfolio), Security Services Sweden, Home Alert Valvarius (Contract portfolio) and R&G (Contract portfolio), Security Services the Netherlands.

Renful, Germany

Security Services Europe has acquired Renful Flugverkehr Services GmbH in Germany. The company, which is a specialized aviation security company with operations at the airports in Frankfurt, Munich and Stuttgart, has annual sales of MEUR 5 and 300 employees. The acquisition will strengthen Securitas' position in aviation security and give access to more training capacity in this area. The total enterprise value of the acquisition is MEUR 2.1 (MSEK 20) and it has been included in Securitas as from February 1, 2006.

Sécurité St. Germain, Canada

The Canadian operations within Security Services USA has acquired the contract portfolio and related assets of Sécurité St. Germain in Quebec, Canada. The company has annual sales of MCAD 14 (MSEK 93) and 500 employees. It has a good position in mobile services, which will be used as a platform to expand the concept in the Canadian marketplace. The total enterprise value of the acquisition is MCAD 1.8 (MSEK 11) and it has been included in Securitas as from March 1, 2006.

Acquisitions after March 31, 2006

Premier System Solutions, Inc., USA

Securitas Systems in the United States has acquired Premier System Solutions, Inc., the market leader in Tampa, Florida. The company installs and services security systems in Tampa and other major Florida markets. Premier has forecasted sales of MUSD 4.5 (MSEK 35) in 2006 with an employee base of 17. The enterprise value of the acquisition amounts to MUSD 4.6 (MSEK 36)

The acquisition of Premier System Solutions, Inc., allows Securitas Systems to establish a strong local market presence in the important Florida market. Through the company Securitas Systems will get access to all Florida markets and increase its footprint to further support the national customer market segment in the United States.

After the acquisition Securitas Systems in the USA will have sales of MUSD 120 (MSEK 935) with approximately 575 employees.

DAK Güvenlik, Turkey

Securitas Security Services Europe entered the Turkish security services market by agreeing to acquire 51 percent of the shares in DAK Güvenlik. The purchase price for 51 percent of the shares is MSEK 21, and the purchase price for the remaining 49 percent of the shares will based on the financial performance of the company until the year 2009.

DAK Güvenlik is one of the leading security services companies in Turkey with a nationwide coverage and activities mainly within permanent guarding services for large customers. The company has estimated annual sales for 2006 of MTRY 36 (MSEK 204) and 3,000 employees.

Turkey has a fast growing economy with real GDP growth well above 5 percent in 2005. The Turkish market for security services is estimated to be worth MSEK 3,200 and is expected to grow by 6–7 percent annually. The market is very fragmented with most of the low-end security outsourced to private security companies. However, the market is moving towards high-end security solutions, driven by a clear outsourcing trend and new regulations for licensing of companies, security officers and training requirements, fully in effect as of January 2006.

The acquisition is subject to Turkish regulatory approval.

OTHER SIGNIFICANT EVENTS

Listing of three new security companies

On February 9, 2006, Securitas announced the intention to transform three of its divisions into independent specialized security companies: Loomis Cash Handling Services AB, Securitas Direct AB and Securitas Systems AB. The three new companies will, subject to a decision by Extraordinary General Meeting proposed for September 25, 2006, be distributed to the shareholders by way of a tax free dividend and listed on the O-list of the Stockholm Stock Exchange immediately thereafter.

The listing process is progressing according to plan in the three divisions and the prospectuses are expected to be available on September 8, 2006, followed by road shows by the respective companies. In addition to the listing process of Loomis Cash Handling Services AB, Securitas is currently evaluating indications of interest from financial and industrial buyers of the Cash Handling Services division.

Update on the events of September 11, 2001

A detailed account of the developments surrounding the events of September 11, 2001 has been presented in press releases and interim and annual reports for 2001 to 2005. For the most recent published background information please refer to the published Annual Report for 2005 Note 36, Contingent Liabilities page 100.

There have been no material developments in this matter subsequent to the published Annual Report for 2005.

Securitas AB 6.125 percent MEUR 350 Eurobond loan 2006

The bond loan matured in January 2006 and has been refinanced by drawings under other Group financing facilities.

ACCOUNTING PRINCIPLES

In general

Securitas' consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IAS/IFRS as endorsed by the European Union) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31, Consolidated Interim Financial Reporting. The most important accounting principles under IFRS which is the basis for the preparation of this interim report can be found in Note 1 on pages 80 to 83 in the published Annual Report for 2005. The accounting principles are also available on the Group's website www.securitasgroup.com under the section Financial Information – Accounting Principles.

Adoption and impacts of new and revised IFRS for 2006

The Group has adopted the amendment to IAS 19 Employee Benefits as of January 1, 2006.

This amendment has from January 1, 2006 changed the Group's principle for recognizing gains and losses resulting from changes in actuarial assumptions, plan experience and developments of the investment performance differing from that assumed. According to the principles that were in force for 2004 and 2005, these had been spread evenly in the statement of income over the future working lives for the employees covered by the plan to the extent that accumulated gains and losses on the balance sheet date fell outside the so called corridor at the beginning of the period. The changed accounting principle means that these gains and losses now are recognized immediately via equity. Comparatives for 2004 and 2005 have been restated accordingly.

Further information is provided in Note 3 on page 16.

THE GROUP'S DEVELOPMENT - OUTLOOK

The organic sales growth is expected to remain strong for the full year 2006. Income before tax is expected to increase in line with last year's increase, adjusted for changes in exchange rates and excluding the capital loss of MSEK -151 related to the sale of the German Cash Handling Services business.

No previous forward looking statement has been made for the full year 2006.

Stockholm, May 9, 2006



Thomas Berglund
President and Chief Executive Officer

This report has not been reviewed by the company's auditors

Income

MSEK	Jan-Mar 2006	Jan-Mar 2005	Jan-Dec 2005	Jan-Dec 2004
Sales, continuing operations	16,847.2	14,556.4	63,939.3	58,167.6
Sales, acquired business	219.8	638.9	2,074.3	1,519.0
Total sales	**17,067.0**	**15,195.3**	**66,013.6**	**59,686.6**
Organic sales growth, % [1]	*6*	*4*	*5*	*3*
Production expenses	-13,418.7	-11,852.6	-51,320.1	-46,013.7
Gross income	**3,648.3**	**3,342.7**	**14,693.5**	**13,672.9**
Selling and administrative expenses	-2,647.9	-2,404.9	-10,398.4	-9,645.6
Operating income before amortization	**1,000.4**	**937.8**	**4,295.1**	**4,027.3**
Operating margin, %	*5.9*	*6.2*	*6.5*	*6.7*
Amortization of acquisition related intangible fixed assets	-29.7	-30.0	-122.5	-99.6
Acquisition related restructuring costs	-12.6	-4.1	-35.1	-26.5
Operating income after amortization	**958.1**	**903.7**	**4,137.5**	**3,901.2**
Financial income and expense	-132.7	-122.3	-523.1	-516.6
Revaluation of financial instruments [2]	-1.8	36.7	36.2	-
Share in income of associated companies	0.4	-	11.8	-
Income before taxes [3]	**824.0**	**818.1**	**3,662.4**	**3,384.6**
Net margin, %	*4.8*	*5.4*	*5.5*	*5.7*
Current taxes	-213.8	-194.4	-934.2	-795.0
Deferred taxes	-4.5	-17.9	-14.5	-60.5
Net income for the period [3]	**605.7**	**605.8**	**2,713.7**	**2,529.1**
Whereof attributable to:				
Equity holders of the Parent Company	605.4	605.6	2,712.2	2,528.4
Minority interests	0.3	0.2	1.5	0.7
Earnings per share after taxes, before dilution (SEK)	1.66	1.66	7.43	6.93
Earnings per share after taxes, after dilution (SEK)	1.64	1.63	7.31	6.79

Cash flow

Operating cash flow MSEK	Jan-Mar 2006	Jan-Mar 2005	Jan-Dec 2005	Jan-Dec 2004
Operating activities				
Operating income before amortization	1,000.4	937.8	4,295.1	4,027.3
Investment in fixed assets	-532.7	-467.3	-2,220.4	-1,969.9
Reversal of depreciation	496.3	469.8	1,948.6	1,613.0
Change in accounts receivable	5.1	-1.3	-443.4	-485.1
Changes in other operating capital employed	-833.0	-488.9	492.5	444.7
Cash flow from operational activities	**136.1**	**450.1**	**4,072.4**	**3,630.0**
Cash flow from operations, %	*14*	*48*	*95*	*90*
Financial income and expenses paid	-127.9	-72.4	-485.2	-518.4
Current taxes paid	-113.4	-112.1	-926.1	-581.5
Free cash flow	**-105.2**	**265.6**	**2,661.1**	**2,530.1**
Free cash flow, % [4]	*-16*	*43*	*94*	*93*
Free cash flow to net debt ratio [5]	*0.19*	*0.24*	*0.22*	*0.24*
Cash flow from investing activities, acquisitions	-57.3	-785.3	-1,213.2	-2,362.3
Cash flow from financing activities	1,563.7	435.1	-1,192.6	-1,495.3
Cash flow for the period	**1,401.2**	**-84.6**	**255.3**	**-1,327.5**

Cash flow MSEK	Jan-Mar 2006	Jan-Mar 2005	Jan-Dec 2005	Jan-Dec 2004
Cash flow from operations	414.9	725.6	4,843.2	4,453.4
Cash flow from investing activities	-577.4	-1,245.3	-3,395.3	-4,285.6
Cash flow from financing activities	1,563.7	435.1	-1,192.6	-1,495.3
Cash flow for the period	**1,401.2**	**-84.6**	**255.3**	**-1,327.5**

Change in net debt MSEK	Jan-Mar 2006	Jan-Mar 2005	Jan-Dec 2005	Jan-Dec 2004
Opening balance	**-11,944.8**	**-10,633.1**	**-10,633.1**	**-9,082.5**
Effect of change in accounting principle	-	-3.8	-3.8	-1,604.3
Opening balance adjusted in accordance with new principle	**-11,944.8**	**-10,636.9**	**-10,636.9**	**-10,686.8**
Cash flow for the period	1,401.2	-84.6	255.3	-1,327.5
Change in loans	-1,563.7	-435.1	97.4	765.2
Change in net debt before revaluation and translation differences	**-162.5**	**-519.7**	**352.7**	**-562.3**
Revaluation of financial instruments [2]	13.2	36.7	51.8	-
Translation differences	132.2	-588.9	-1,712.4	616.0
Change in net debt	**-17.1**	**-1,071.9**	**-1,307.9**	**53.7**
Closing balance	**-11,961.9**	**-11,708.8**	**-11,944.8**	**-10,633.1**

Capital employed and financing

MSEK	Mar 31, 2006	Dec 31, 2005	Mar 31, 2005	Dec 31, 2004
Operating capital employed [3]	**8,775.9**	**7,908.2**	**7,573.1**	**6,664.1**
Operating capital employed as % of sales [6]	*12*	*12*	*12*	*11*
Return on operating capital employed, % [7]	*52*	*59*	*57*	*62*
Goodwill	17,637.2	17,792.4	16,406.9	15,301.9
Acquisition related intangible fixed assets	625.6	638.5	583.1	433.2
Shares in associated companies	179.5	178.6	-	-
Capital employed [3]	**27,218.2**	**26,517.7**	**24,563.1**	**22,399.2**
Return on capital employed, % [8]	*16*	*16*	*17*	*18*
Net debt	**-11,961.9**	**-11,944.8**	**-11,708.8**	**-10,633.1**
Shareholders' equity [3]	**15,256.3**	**14,572.9**	**12,854.3**	**11,766.1**
Net debt equity ratio/multiple [9]	*0.78*	*0.82*	*0.91*	*0.90*

Notes 1–9 refer to page 15–16

Balance Sheet

MSEK	Mar 31, 2006	Dec 31, 2005	Mar 31, 2005	Dec 31, 2004
ASSETS				
Fixed assets				
Goodwill	17,637.2	17,792.4	16,406.9	15,301.9
Acquisition related intangible fixed assets	625.6	638.5	583.1	433.2
Other intangible fixed assets	315.1	313.3	281.0	268.6
Tangible fixed assets	5,902.1	5,941.5	5,918.7	5,820.0
Shares in associated companies	179.5	178.6	-	-
Non-interest bearing financial fixed assets	1,989.7	2,135.6	1,905.3	1,882.9
Interest bearing financial fixed assets	1,206.1	1,166.8	2,341.7	138.2
Total fixed assets	**27,855.3**	**28,166.7**	**27,436.7**	**23,844.8**
Current assets				
Non-interest bearing current assets	14,556.3	13,974.9	12,908.9	11,884.8
Other interest bearing current assets	114.6	668.5	-	-
Liquid funds	4,246.0	3,470.8	3,060.7	3,120.4
Total current assets	**18,916.9**	**18,114.2**	**15,969.6**	**15,005.2**
TOTAL ASSETS [3)]	**46,772.2**	**46,280.9**	**43,406.3**	**38,850.0**

MSEK	Mar 31, 2006	Dec 31, 2005	Mar 31, 2005	Dec 31, 2004
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Attributable to the equity holders of the Parent Company	15,255.1	14,571.4	12,854.3	11,749.5
Minority interests	1.2	1.5	0.0	16.6
Total shareholders' equity [3)]	**15,256.3**	**14,572.9**	**12,854.3**	**11,766.1**
Equity ratio,%	*33*	*31*	*30*	*30*
Long-term liabilities				
Non-interest bearing long-term liabilities	263.6	99.1	42.1	90.8
Interest bearing long-term liabilities	7,617.7	7,635.2	12,548.6	10,141.8
Non-interest bearing provisions	2,181.3	2,449.8	2,352.5	2,200.4
Total long-term liabilities	**10,062.6**	**10,184.1**	**14,943.2**	**12,433.0**
Current liabilities				
Non-interest bearing current liabilities	11,542.4	11,908.2	11,046.2	10,901.0
Interest bearing current liabilities	9,910.9	9,615.7	4,562.6	3,749.9
Total current liabilities	**21,453.3**	**21,523.9**	**15,608.8**	**14,650.9**
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES [3)]	**46,772.2**	**46,280.9**	**43,406.3**	**38,850.0**

Statement of Recognized Income and Expense

	Mar 31, 2006			Dec 31, 2005			Mar 31, 2005		
MSEK	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total
Net income/expense recognized directly in equity									
Actuarial gains and losses net of tax [3)]	172.6	-	172.6	-198.2	-	-198.2	-7.0	-	-7.0
Cash flow hedges net of tax	10.8	-	10.8	11.2	-	11.2	-	-	-
Net investment hedges	89.9	-	89.9	-544.6	-	-544.6	-190.0	-	-190.0
Translation differences	-195.0	-0.6	-195.6	1,939.2	1.3	1,940.5	698.9	1.1	700.0
Net income/expense recognized directly in equity	78.3	-0.6	77.7	**1,207.6**	**1.3**	**1,208.9**	**501.9**	**1.1**	**503.0**
Net income for the period [3)]	605.4	0.3	605.7	2,712.2	1.5	2,713.7	605.6	0.2	605.8
Total income/expense for the period	683.7	-0.3	683.4	**3,919.8**	**2.8**	**3,922.6**	**1,107.5**	**1.3**	**1,108.8**

Changes in shareholders' equity is provided in Note 10.

Data per share

SEK	Jan-Mar 2006	Jan-Mar 2005	Jan-Dec 2005	Jan-Dec 2004
Share price, end of period	149.00	113.00	132.00	114.00
Earnings after current taxes, after dilution	1.66	1.68	7.35	6.95
Earnings after taxes, before dilution	1.66	1.66	7.43	6.93
Earnings after taxes, after dilution	1.64	1.63	7.31	6.79
Dividend	-	-	3.50	3.00
P/E-ratio after full conversion	-	-	18	17
Number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897
Average number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897
Number of shares after dilution	375,015,400	382,408,810	375,015,400	382,408,810
Average number of shares after dilution	375,015,400	382,408,810	378,712,105	382,408,810

Notes 2, 3 and 10 refer to page 16

Divisional overview January – March 2006 and 2005

The Group has as of January 1, 2006 adopted the amendment to IAS 19 resulting in immediate recognition of actuarial gains and losses. The comparatives have been adjusted accordingly for 2005.

The income statement impact is in the first quarter 2005 limited to an increase of the operating income in Security Services Europe of MSEK 1. All divisions except Direct but including Other and Eliminations have an impact on operating capital employed and consequently on capital employed. The total tax impact related to the adjustments are reflected in Other and Eliminations.

	Security Services USA		Security Services Europe		Securitas Systems		Direct		Cash Handling Services		Other and Eliminations		Group	
MSEK	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Sales, external	5,537	4,774	6,480	5,915	1,390	1,148	780	611	2,869	2,737	11	10	17,067	15,195
Sales, intra-group	-	-	61	53	86	110	2	2	4	3	-153	-168	-	-
Total sales	5,537	4,774	6,541	5,968	1,476	1,258	782	613	2,873	2,740	-142	-158	17,067	15,195
Organic sales growth, %	*6*	*0*	*5*	*5*	*10*	*5*	*25*	*25*	*6*	*3*	-	-	*6*	*4*
Operating income before amortization	260	217	442	450	139	116	64	55	180	162	-85	-62	1,000	938
Operating margin, %	*4.7*	*4.5*	*6.8*	*7.5*	*9.4*	*9.2*	*8.2*	*9.0*	*6.3*	*5.9*	-	-	*5.9*	*6.2*
Amortization of acquisition related intangible fixed assets	-8	-8	-12	-10	-4	-4	-2	-2	-4	-6	0	0	-30	-30
Acquisition related restructuring costs	-	-	0	0	-12	-4	-	-	-	0	-	-	-12	-4
Operating income after amortization	252	209	430	440	123	108	62	53	176	156	-85	-62	958	904
Operating capital employed	1,415	955	1,520	1,548	864	581	1,260	918	3,049	2,995	668	576	8,776	7,573
Operating capital employed as % of sales[1]	*6*	*5*	*6*	*6*	*14*	*10*	*37*	*34*	*26*	*26*	-	-	*12*	*12*
Goodwill	6,719	6,225	5,669	5,406	2,391	2,050	51	26	2,799	2,691	8	9	17,637	16,407
Acquisition related intangible fixed assets	39	38	289	194	218	223	53	61	26	66	1	1	626	583
Shares in associated companies	-	-	-	-	-	-	-	-	-	-	179	-	179	-
Capital employed	8,173	7,218	7,478	7,148	3,473	2,854	1,364	1,005	5,874	5,752	856	586	27,218	24,563
Return on capital employed,% [2]	*14*	*13*	*25*	*26*	*20*	*20*	*20*	*21*	*12*	*13*	-	-	*16*	*17*

[1] *Adjusted for the full year sales of acquired entities.*
[2] *Return on capital employed is based on rolling 12 months operating income.*

Notes

Note 1 Organic sales growth
The calculation of organic sales growth (and the specification of currency changes on operating income and income before taxes) is specified below:

	Jan – Mar		
Sales, MSEK	2006	2005	%
Total sales	17,067	15,195	*12*
Acquisitions/Divestitures	-220	-305	
Currency change from 2005	-997	-	
Organic sales	15,850	14,890	*6*

	Jan – Mar		
Operating income, MSEK	2006	2005	%
Operating income	1,000	938	*7*
Currency change from 2005	-57	-	
Operating income	943	938	*1*

	Jan – Mar		
Income before taxes, MSEK	2006	2005	%
Income before taxes	824	818	*1*
Currency change from 2005	-44	-	
Income before taxes	780	818	*-5*

Note 2 Revaluation of financial instruments
The revaluation of financial instruments according to IAS 39 Financial Instruments; Recognition and Measurement is recognized in the Statement of income on the line Revaluation of financial instruments as follows; January – March 2006 MSEK -1.8, January –March 2005 MSEK 36.7 and January - December 2005 MSEK 36.2 and for cash flow hedges on the line Cash flow hedges net of tax in the Statement of Recognized Income and Expense as follows; January – March 2006 MSEK 10.8 (MSEK 15.0 before tax) and January – December 2005 MSEK 11.2 (MSEK 15.6 before tax). The amount disclosed in the specification of Change in net debt is the total revaluation recognized via the Statement of income and the Statement of Recognized Income and Expense before tax.

Note 3 IAS 19 amendment
As mentioned under the section Accounting principles, the Group has adopted the amendment to IAS 19 resulting in the immediate recognition of actuarial gains and losses via the Statement of Recognized Income and Expense. The impact on the Group from this change is provided below:

Impact for the period:

MSEK	Dec 31, 2005	Mar 31, 2005	Dec 31, 2004
Income before taxes	1.5	0.4	0.9
Net income for the year/period	1.1	0.3	0.6
Shareholders' equity before taxes	-306.1	-12.1	-113.7
Shareholders' equity net of taxes	-197.1	-6.7	-76.8
Whereof recognized via statement of recognized income and expense	*-198.2*	*-7.0*	*-77.4*
Whereof recognized as increase of net income	*1.1*	*0.3*	*0.6*

Accumulated impact:

MSEK	Dec 31, 2005	Mar 31, 2005	Dec 31, 2004
Shareholders' equity before taxes	-419.8	-125.8	-113.7
Shareholders' equity net of taxes	-273.9	-83.5	-76.8
Impact on operating capital employed and capital employed	-273.9	-83.5	-76.8
Impact on total assets	-7.7	-8.7	7.3
Impact on total shareholders' equity and liabilities	-7.7	-8.7	7.3

Note 4 Free cash flow, %
Free cash flow as a percent of adjusted income (operating income before amortization adjusted for financial income and expense and current taxes).

Note 5 Free cash flow net debt ratio
Free cash flow (rolling 12 months) in relation to closing net debt.

Note 6 Operating capital employed as % of sales
Operating capital employed as a percentage of total sales adjusted for the full year sales of acquired entities.

Note 7 Return on operating capital employed, %
Operating income before amortization (rolling 12 months) as percent of the average balance of operating capital employed.

Note 8 Return on capital employed, %
Operating income before amortization (rolling 12 months) as percent of closing balance of capital employed excluding shares in associated companies.

Note 9 Net debt equity ratio/multiple
Net debt in relation to shareholders' equity.

Note 10 Changes in shareholders' equity

	Mar 31, 2006			Dec 31, 2005			Mar 31, 2005		
MSEK	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total
Opening balance January 1, 2006/2005 1)	14,571.4	1.5	14,572.9	11,749.5	16.6	11,766.1	11,749.5	16.6	11,766.1
Effect of change of accounting principle IAS 39	-	-	-	-2.7	-	-2.7	-2.7	-	-2.7
Opening balance adjusted in accordance with new principle	14,571.4	1.5	14,572.9	11,746.8	16.6	11,763.4	11,746.8	16.6	11,763.4
Actuarial gains and losses net of tax	172.8	-	172.8	-198.2	-	-198.2	-7.0	-	-7.0
Cash flow hedges net of tax	10.8	-	10.8	11.2	-	11.2	-	-	-
Net investment hedges	89.9	-	89.9	-544.6	-	-544.6	-190.0	-	-190.0
Translation differences	-195.0	-0.8	-195.8	1,939.2	1.3	1,940.5	698.9	1.1	700.0
Net income /expense recognized directly in equity	78.3	-0.6	77.7	1,207.6	1.3	1,208.9	501.9	1.1	503.0
Net income for the period	605.4	0.3	605.7	2,712.2	1.5	2,713.7	605.6	0.2	605.8
Total income/expense for the period	683.7	-0.3	683.4	3,919.8	2.8	3,922.6	1,107.5	1.3	1,108.8
Acquistion of minority interests	-	-	-	-	-17.9	-17.9	-	-17.9	-17.9
Dividend paid to the shareholders of the Parent Company	-	-	-	-1,095.2	-	-1,095.2	-	-	-
Closing balance March 31, 2006/2005 & December 31, 2005	15,255.1	1.2	15,256.3	14,571.4	1.5	14,572.9	12,854.3	0.0	12,854.3

1) Adjusted for the adoption of the amendment to IAS 19 resulting in immediate recognition of actuarial gains and losses.

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services, alarm systems and cash handling services. The Group has about 217,000 employees and operates in more than 20 countries mainly in Europe and North America.

SECURITAS

Integrity Vigilance Helpfulness

Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitasgroup.com
Visiting address: Lindhagensplan 70

Corporate registration number 556302–7241

SECURITAS

Securitas AB

Interim Report
January – June 2006

7 percent organic sales growth and positive underlying development of income in all divisions – Full year outlook 2006 maintained

- **The creation and listing of Securitas Systems and Securitas Direct** are proceeding according to plan and will take place on September 29, 2006.
- **The listing of Loomis Cash Handling Services** will take place during 2007. The possible divestment has been discontinued. As part of the listing process Håkan Ericson has been appointed as new Chief Executive Officer for Loomis Cash Handling Services AB, based in Stockholm. Further, a provision has been made of MEUR -40.4 (MSEK -373) relating to the Welo claim arising from the divested German Cash Handling Services operation. The Welo claim has previously been filed as an insurance claim, which will continue to be pursued as planned.
- **Listing project costs** for all three new companies for the first half of the year amounts to MSEK -78, whereof MSEK -23 is referable to financial expenses. The estimated total costs for the project amounts to approximately MSEK -220, whereof MSEK -23 is referable to financial expenses.
- **Sales** in the second quarter increased 7 percent to MSEK 17,241 (16,234), adjusted for changes in exchange rates, acquisitions and divestitures. In the first half of the year, sales increased with 7 percent to MSEK 34,308 (31,429), adjusted for changes in exchange rates, acquisitions and divestitures.
- **Operating income before amortization** in the second quarter was MSEK 646 (1,032). Adjusted for listing project costs and the Welo provision, the real change in operating income was an increase by 4 percent and the operating margin was 6.1 percent (6.4). In the first half of the year operating income was MSEK 1,646 (1,970). Adjusted for listing project costs and the Welo provision the real change in operating income was an increase by 3 percent and the operating margin was 6.0 percent (6.3).
- **Income before taxes** in the second quarter was MSEK 449 (847). Adjusted for listing project costs and the Welo provision the real change in income before tax was an increase by 6 percent. In the first half of the year income before taxes was MSEK 1,273 (1,665). Adjusted for listing project costs, the Welo provision and the negative impact of the revaluation of financial instruments, MSEK 39, the real change in income before tax was an increase by 4 percent.
- **Net income** in the second quarter was MSEK 294 (628). In the first half of the year net income was MSEK 900 (1,234).
- **Earnings per share** was SEK 0.80 (1.69) in the second quarter. In the first half of the year earnings per share was SEK 2.46 (3.32).

Comments from the CEO, Thomas Berglund

"The Group has strong organic sales growth and stable underlying development of profitability. This has been achieved at the same time as we are creating three new listed companies, which demonstrates the strength of Securitas' organization. The Group is on track for a full year strong organic sales growth and income before taxes is expected to increase in line with last year's increase, excluding non-recurring costs".

Key Financial Data

MSEK	[illegible]	Adjusted[3] Q2 2006	Q2 2005[4]	[illegible]	Adjusted[3] H1 2006	H1 2005[4]
Total sales	[illegible]	17,241	16,234	[illegible]	34,308	31,429
Organic sales growth, % [1]	[illegible]	7	5	[illegible]	7	4
Total change, %	[illegible]	6	-	[illegible]	9	-
Operating income before amortization	[illegible]	1,054	1,032	[illegible]	2,074	1,970
Operating margin, %	[illegible]	6.1	6.4	[illegible]	6.0	6.3
Real change, % [2]	[illegible]	4	7	[illegible]	3	8
Total change, %	[illegible]	2	-	[illegible]	5	-
Income before taxes	[illegible]	880	847	[illegible]	1,763	1,665
Real change, % [2]	[illegible]	6	4	[illegible]	4	9
Total change, %	[illegible]	4	-	[illegible]	6	-
Net income	[illegible]	-	628	[illegible]	-	1,234
Free cash flow	[illegible]	-	274	[illegible]	-	540
% of adjusted income	[illegible]	-	40	[illegible]	-	42
Operating capital employed	[illegible]	-	-	[illegible]	-	8,227
Operating capital employed as % of sales	[illegible]	-	-	[illegible]	-	13
Capital employed	[illegible]	-	-	[illegible]	-	26,585
Return on capital employed, %	[illegible]	-	-	[illegible]	-	16
Earnings per share after taxes, SEK	[illegible]	-	1.69	[illegible]	-	3.32

1) Adjusted for changes in exchange rates, acquisitions and divestitures. 2) Adjusted for changes in exchange rates. 3) Operating income and operating margin adjusted for listing costs and the Welo provision. Income before taxes adjusted for listing costs, the Welo provision and the impact from revaluation of financial instruments (the adjustment for revaluation of financial instruments is only effecting the first half 2006). Refer to page 3 for further information. 4) Adjusted for IAS 19 amendment.

Organic Sales Growth and Operating Margin Development

	Q2 2006			H1 2006		
MSEK	**Organic sales growth, %**	**Operating margin, %**	**Operating margin change, PP**	**Organic sales growth, %**	**Operating margin, %**	**Operating margin change, PP**
Security Services USA	*7*	*5.0*	0.3	*6*	*4.8*	0.2
Security Services Europe	*7*	*6.4*	-0.6	*6*	*6.6*	-0.7
Securitas Systems	*4*	*9.8*	-1.5	*7*	*9.6*	-0.7
Direct	*24*	*7.0*	-1.6	*24*	*7.6*	-1.2
Cash Handling Services	*6*	*-6.0*	-12.7	*6*	*0.2*	-6.1
Group	*7*	*3.7*	-2.7	*7*	*4.8*	-1.5

For further information please contact:

Thomas Berglund, President and CEO, +44 20 8432 6551
Håkan Winberg, Executive Vice President and CFO, +44 20 8432 6554
Henrik Brehmer, Investor Relations, +44 20 8432 6523, +44 7884 117 192

Information meeting and telephone conference

An information meeting will be held on August 10, 9.30 CET.
The information meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm.

To follow the presentation via telephone (and participate in Q&A session), please register in advance via the link http://eventreg2.conferencing.com/inv/reg.html?Acc=484I130700&Conf=171462 and follow instructions or call +44 (0)20 7162 0125.

The meeting is also webcasted at www.securitasgroup.com

For a recorded version of the information meeting please dial
+44 (0)20 7031 4064 or +46 (0)8 505 203 33, access code: 712104.

The Group has adopted the amendment to IAS 19 Employee Benefits as of January 1, 2006. The change in accounting principle means that actuarial gains and losses are now recognized immediately via equity. Comparatives have been restated for 2004 and 2005.

DEVELOPMENT IN THE GROUP

Sales and Income for the Group April – June 2006

Sales amounted to MSEK 17,241 (16,234). Organic sales growth was 7 percent, an increase of 2 percentage points compared to the second quarter 2005.

Operating income before amortization was MSEK 646 (1,032), which adjusted for changes in exchange rates was a decrease by 36 percent compared to 2005. Adjusted for costs for the listing project of MSEK -35 and the Welo provision of MSEK -373, the real change in operating income was an increase by 4 percent compared to the second quarter 2005. The operating income was also negatively impacted by MSEK 35 related to the decline in result in the airport security business in Europe compared to the second quarter 2005.

The operating margin was 3.7 percent (6.4). Adjusted for costs for the listing project and the Welo provision, the operating margin was 6.1 percent.

Acquisition related restructuring costs have impacted the period by MSEK -2 (-18). Revaluation of financial instruments amounted to MSEK -8 (-7).

Financial income and expense amounted to MSEK -158 (-140) including costs for maintaining committed financing of MSEK -23 relating to the listing project.

Income before taxes was MSEK 449 (847), which adjusted for changes in exchange rates, was a decrease by 45 percent. Adjusted for costs for the listing project of MSEK -58 and the Welo provision of MSEK -373, the real change in income before taxes was an increase by 6 percent compared to the second quarter 2005.

The Group's tax rate was 34.4 percent (25.8). The reason for the temporary increase in the tax rate is the Welo provision. The net income was MSEK 294 (628).

Earnings per share was SEK 0.80 (1.69).

Sales and Income for the Group January – June 2006

Sales amounted to MSEK 34,308 (31,429). Organic sales growth improved to 7 percent (4).

Operating income before amortization was MSEK 1,646 (1,970), which adjusted for changes in exchange rates was a decrease by 18 percent compared to 2005. Adjusted for costs for the listing project of MSEK -55 and the Welo provision of MSEK -373, the real change in operating income was an increase by 3 percent compared to the first half 2005. The operating income was also negatively impacted by MSEK 65, related to the decline in result in the airport security business in Europe compared to the first half 2005. The operating income in the airport security business has stabilized and is expected to stay flat compared to 2005 during the rest of the year.

The operating margin was 4.8 percent (6.3). Adjusted for costs for the listing project and the Welo provision, the operating margin was 6.0 percent.

Acquisition related restructuring costs mainly related to the acquisition of Hamilton in the USA have impacted the period by MSEK -14 (-23). Revaluation of financial instruments had a negative impact of MSEK 39 compared to the first half 2005 and amounted to MSEK -10 (29).

Financial income and expense amounted to MSEK -291 (-262) including MSEK -23 for maintaining committed financing relating to the listing project.

Income before taxes was MSEK 1,273 (1,665), which adjusted for changes in exchange rates, was a decrease by 25 percent. Adjusted for costs for the listing project of MSEK -78, the Welo provision of MSEK -373 and the negative impact of the revaluation of financial instruments of MSEK 39, the real change in income before taxes was an increase by 4 percent, compared to the first half of 2005.

The Group's tax rate was 29.3 percent (25.9). The reason for the increase in the tax rate is the Welo provision. The net income was MSEK 900 (1,234).

Earnings per share was SEK 2.46 (3.32).

Security Services USA

Security Services USA	**April – June**		**January – June**		**January – December**
MSEK	[illegible]	**2005 [1)]**	[illegible]	**2005 [1)]**	**2005 [1)]**
Total sales	[illegible]	**5,207**	[illegible]	**9,981**	**21,616**
Organic sales growth, %	[illegible]	*3*	[illegible]	*2*	*4*
Operating income before amortization	[illegible]	**247**	[illegible]	**464**	**1,080**
Operating margin, %	[illegible]	*4.7*	[illegible]	*4.6*	*5.0*
Real change, %	[illegible]	*-4*	[illegible]	*-6*	*6*
Operating capital employed	[illegible]	-	[illegible]	**1,009**	**1,123**
Operating capital employed as % of sales	[illegible]	-	[illegible]	*5*	*5*
Capital employed	[illegible]	-	[illegible]	**7,954**	**8,034**
Return on capital employed, % [2)]	[illegible]	-	[illegible]	*12*	*13*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The trend from 2005 with positive development in both organic sales growth and operating margin continues. With the key indicators such as new sales and increase in contract portfolio ahead of last year, the division is set to continue the positive trend going forward.

In the beginning of August, 2006 the North American operation retained and expanded the contract with General Motors in the USA and Europe. The contract has a total value of approximately MUSD 800 over five years, and includes physical guarding, and technology/systems support services in approximately 150 locations in 21 countries throughout North America, Europe and Argentina. This clearly demonstrates the benefit of specialization and the ability to use the combined strength of Securitas' organisation in both USA and Europe. The contract is effective as of January 1, 2007.

April – June 2006

The organic sales growth was 7 percent in the second quarter. The improved organic sales growth rate compared to 2005 is a consequence of the growing portfolio, especially within National accounts. Out of the 13 regions in USA 11 (including the 10 guarding regions) achieved higher organic sales growth rates than in the first quarter.

The improvement in operating margin is attributable to leverage on the increased sales volume.

January – June 2006

The organic sales growth was 6 percent in the first half 2006. Sales volumes bottomed out in the first quarter 2005 and organic sales growth in the first half 2006 was therefore slightly higher than what is expected to be the full year development.

The operating margin was 4.8 percent. For the full year 2006 the operating margin is expected to be slightly higher than for the full year 2005.

Sales of new contracts were strong with a volume increase of 15 percent compared to the first half 2005. The contract portfolio grew by 4 – 5 percent on an annualized basis. Prices and wages increased by 2 percent and the client retention rate remained stable over 90 percent. The employee turnover was 70 percent, which is an increase compared to the first quarter mainly due to an overall stronger U.S. labour market.

Security Services Europe

Security Services Europe	**April – June**		**January – June**		**January – December**
MSEK	[illegible]	**2005 1)**	[illegible]	**2005 1)**	**2005 1)**
Total sales	[illegible]	6,207	[illegible]	12,175	24,996
Organic sales growth, %	7	*5*	6	*5*	*5*
Operating income before amortization	[illegible]	433	[illegible]	883	1,874
Operating margin, %	[illegible]	*7.0*	6.6	*7.3*	*7.5*
Real change, %	[illegible]	*2*	[illegible]	*5*	*-1*
Operating capital employed	[illegible]	-	[illegible]	1,898	1,288
Operating capital employed as % of sales	[illegible]	-	[illegible]	*8*	*5*
Capital employed	[illegible]	-	7,973	7,616	7,165
Return on capital employed, % 2)	[illegible]	-	23	*25*	*26*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Security Services Europe the new organization was implemented during 2005. The business is now divided into four specialized vertical units – Permanent guarding and Transport aviation security for large customers and Mobile services and Alarm monitoring for small customers. The split into these four vertical units will continue to increase focus and refinement going forward.

In July 2006 the Permanent guarding unit and the Transport aviation security operation in Sweden jointly received a contract with the Swedish Aviation Authority (Luftfartsverket) to provide security solutions and technology support to both Arlanda and Bromma airports in Stockholm. Saab Systems in Sweden was chosen as technology partner to provide the technical platform. The total value of the contract is approximately MSEK 1,000 over five years effective as of February 1, 2007. This contract demonstrates the strength of the new organization in Europe.

April – June 2006

The organic sales growth was 7 percent in the second quarter, driven by the growth in the contract portfolio. The organic sales growth is slightly positively impacted by the Football World Championships in Germany.

The decrease in operating margin is mainly explained by the impact of the losses of contracts and price reductions in the airport security business that occurred in 2005 and start up costs for new contracts. The negative impact in the second quarter was MSEK 35. The rest of the businesses are continuing to show good performance with strong organic sales growth in permanent guarding in Norway, Denmark, UK, Spain, Switzerland and Argentina. Mobile services for small clients show good organic sales growth especially in the Nordic Region, France, Spain and Belgium.

January – June 2006

The organic sales growth was 6 percent during the first half 2006. For the full year 2006 the organic sales growth is expected to be in line with the 5 percent reported in 2005.

The operating margin was 6.6 percent which is 0.7 percentage points lower than for the first half 2005. The operating income was negatively impacted by the airport security business with MSEK 65. The airport security business continue to show strong organic sales growth and the operating income has now stabilized and is expected to stay flat compared to 2005, during the rest of the year.

Further, the German business has not been able to compensate some large contract losses that occurred in the second half 2005. This impacted the operating income with MSEK -15 in the first quarter 2006. Germany has not been able to recover these losses during the second quarter and the operating income in 2006 is expected to stay flat compared to 2005. The total impact of the the airport security business and the German contract losses was MSEK -80, which is also the estimated impact for the full year 2006.

For the full year 2006 the operating margin is expected to be slightly lower than in 2005.

The contract portfolio grew by 4 – 5 percent on an annualized basis. Prices and wages increased 1.5 percent on an annual basis. The client retention rate was around 90 percent on an annual basis. The employee turnover was 36 percent.

Securitas Systems

Securitas Systems	April – June		January – June		January – December
MSEK	2006	2005 [1]	2006	2005 [1]	2005 [1]
Total sales	[illegible]	1,443	3,412	2,701	5,798
Organic sales growth, %	4	*7*	7	*6*	*6*
Operating income before amortization	[illegible]	163	[illegible]	279	669
Operating margin, %	9.8	*11.3*	9.6	*10.3*	*11.5*
Real change, %	[illegible]	*22*	[illegible]	*17*	*18*
Operating capital employed	[illegible]	-	[illegible]	711	882
Operating capital employed as % of sales	[illegible]	-	15	*12*	*15*
Capital employed	[illegible]	-	3,571	3,145	3,530
Return on capital employed, % [2]	[illegible]	-	19	*19*	*19*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Securitas Systems the focus is on driving organic development and to establish new and expand existing platforms. The organic development involves a first step of splitting the production organization between installation and maintenance. In a second step, the organization is split between customer segments, with banks and chain customers as important segments. Parallel to this, efficient sourcing of components has been in focus.

With the recent acquisitions of Wornall Electronics, Hamilton and Premier Security in the USA, Securitas Systems is now also a main player in the USA. In Europe, Securitas Systems continues to build a platform with specific focus on banks.

April – June 2006

The organic sales growth was 4 percent in the second quarter 2006. The lower than expected organic sales growth is mainly explained by a temporary lower than expected installation pace. The order intake is continuing to be strong in the division. Actions have been taken to ensure an increased installation pace going forward.

The operating margin was 9.8 percent in the second quarter which is 1.5 percentage points lower than in 2005. The operating margin was negatively impacted by costs for the listing project and the consolidation of Hamilton in the USA with a lower operating margin than the divisional average.

The positive development in the underlying U.S. business continues with double digit organic sales growth rates and an increase in the operating income above divisional average.

January – June 2006

The organic sales growth was 7 percent, which is 1 percentage point higher than for the first half 2005. Large countries reporting organic sales growth higher than the divisional average were Spain, USA and Germany. In Sweden, Norway, France and the UK the organic sales growth was slightly lower than the divisional average.

The operating margin was 9.6 percent, which is 0.7 percentage points lower than in 2005. This is explained by costs for the listing project and the consolidation of Hamilton in the USA with a lower operating margin than the divisional average.

For the full year 2006, organic sales growth is expected to improve compared to 2005 and operating margin to be in line with 2005.

Direct

Direct	April – June		January – June		January – December
MSEK	2006	2005	2006	2005	2005
Total sales	[illegible]	671	[illegible]	1,284	2,706
Organic sales growth, %	[illegible]	*25*	[illegible]	*25*	*23*
Operating income before amortization	[illegible]	58	[illegible]	113	258
Operating margin, %	[illegible]	*8.6*	*7.6*	*8.8*	*9.5*
Real change, %	[illegible]	*24*	[illegible]	*28*	*25*
Operating capital employed	[illegible]	-	[illegible]	1,057	1,103
Operating capital employed as % of sales	[illegible]	-	[illegible]	*39*	*41*
Capital employed	[illegible]	-	[illegible]	1,144	1,209
Return on capital employed, % [1]	[illegible]	-	[illegible]	*20*	*21*

1) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The Direct business has its entire focus on organic development. During the last three years resources have been allocated to speed up the development in countries where Direct is already operating and prepare to expand into new markets with organic start-ups. The new consumer concepts are being developed in all countries of operation with a current focus on France, Belgium and the Netherlands.

Direct	April – June			January – June		
Number of alarms	**2006**	**2005**	***% change***	**2006**	**2005**	***% change***
New installations	50,866	44,018	*16*	94,812	83,131	*14*
Total number of connected alarms	[illegible]	-	-	762,574	617,945	*24*[1]

1) Adjusted for the transfer of 4,174 connected alarms to Security Services Europe (Alert Services).

April – June 2006

The organic sales growth was 24 percent, in spite of the negative impact coming from the transition into franchise partner sales in the Nordics, where the installation revenue is recognized by the partner instead of Securitas Direct.

The lower operating margin compared to the second quarter 2005 is explained by the investments made in the French and Benelux markets, and costs for the listing project. In France and Benelux organic sales growth improved but the operating margin was still insignificant.

January – June 2006

The organic sales growth was 24 percent. For the full year 2006 the organic sales growth is expected to stay around, or be slightly higher than 25 percent.

The operating margin was 7.6 percent which is 1.2 percentage points lower than 2005. The lower operating margin was explained by the investments made in the French and Benelux markets and costs for the listing project. For the full year 2006 the operating margin is expected to be around 9 percent.

The portfolio growth of 24 percent was well above the divisional target of 20 percent. The customer cancellation ratio was well under the divisional target of 6 percent and the pay back time for new customers was in line with the divisional target, which is less than four years.

Cash Handling Services

Cash Handling Services	April – June		January – June		January – December
MSEK	[redacted]	**2005** [1]	[redacted]	**2005** [1]	**2005** [1]
Total sales	[redacted]	**2,886**	[redacted]	**5,626**	**11,581**
Organic sales growth, %	[redacted]	*3*	[redacted]	*3*	*2*
Operating income before amortization	[redacted]	**193**	[redacted]	**355**	**680**
Operating margin, %	[redacted]	*6.7*	[redacted]	*6.3*	*5.9*
Real change, %	[redacted]	*19*	[redacted]	*27*	*-7*
Operating capital employed	[redacted]	-	[redacted]	**2,995**	**2,372**
Operating capital employed as % of sales	[redacted]	-	[redacted]	*26*	*20*
Capital employed	[redacted]	-	[redacted]	**5,980**	**5,251**
Return on capital employed, % [2]	[redacted]	-	[redacted]	*13*	*13*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

Cash Handling Services provides transportation of cash, maintenance of cash machines and cash management. The aim is to increase the proportion of maintenance and cash management and this proportion is now up to 34 percent of total sales in the division.

A provision has been made of MEUR -40.4 (MSEK -373) in relating to the Welo claim arising from the divested German Cash Handling Services operation. The Welo claim has previously been filed as an insurance claim, which will continue to be pursued as planned. Please refer to Other significant events, page 13 in this report for further information.

April – June 2006

The organic sales growth was 6 percent, which is 3 percentage points higher than in the second quarter 2005. The U.S. cash handling operations grew with 7 percent in the second quarter which is an improvement of 6 percentage points.

The operating margin was -6.0 percent which is 12.7 percentage points lower than last year, including the Welo provision of MSEK -373 and the operating loss of MSEK -18 in the German operation, divested in the fourth quarter 2005. Excluding the Welo provision the operating margin was 7.1 percent.

The operating income in the second quarter was also somewhat burdened due to difficulties to cover increased fuel costs and wage increases in the USA, start up costs for new contracts, and costs for the listing project.

January – June 2006

The organic sales growth was 6 percent supported by the strong growth in the U.S. operations.

The operating margin was 0.2 percent, which is 6.1 percentage points lower than last year, including the Welo provision of MSEK -373 and the operating loss of MSEK -36 in the German operation, divested in the fourth quarter 2005. Excluding the Welo provision the operating margin was 6.7 percent.

The operating income in the first half 2006 was also somewhat burdened due to difficulties to cover increased fuel costs and wage increases in the USA, start up costs for new contracts, and costs for the listing project.

The operating results in Sweden and the UK are improving and the operating margins are approaching the divisional average. Both these countries have been burdened by costs caused by operational interruptions relating to the recent robberies. The cash center in Tonbridge, UK suffered a large loss in February 2006. The original loss of MGBP 53 has been reduced to MGBP 33. The loss is covered under valid insurance programs.

Strong development was recognized in France with higher organic sales growth and margins above divisional average.

For the full year 2006 the organic sales growth is expected to be higher than for the full year 2005, including the divested German cash handling operation, and the operating margin is expected to show significant improvements, approaching 9 percent, excluding the Welo provision of MSEK -373. The improvements will be supported by higher operational efficiency in Valiance in France, efficiency improvements in Sweden and the UK transport business and expected price increases to compensate for increased fuel costs and wage increases in the USA.

CASH FLOW

April – June 2006

Operating income before amortization amounted to MSEK 646 (1,032) including the Welo provision which has not impacted the cash flow. Net investments in fixed assets after depreciation amounted to MSEK -154 (-148).

Changes in accounts receivable amounted to MSEK -247 (-154) and changes in other operating capital employed amounted to MSEK 516 (-39).

Cash flow from operating activities amounted to MSEK 761 (691), equivalent to 118 percent (67) of operating income before amortization.

Free cash flow was MSEK 333 (274), equivalent to 114 percent (40) of adjusted income.

January – June 2006

Operating income before amortization amounted to MSEK 1,646 (1,970) including the Welo provision which has not impacted the cash flow. Net investments in fixed assets after depreciation amounted to MSEK -190 (-145).

Changes in accounts receivable amounted to MSEK -242 (-155) and changes in other operating capital employed amounted to MSEK -317 (-529). The change in operating capital employed was negatively affected by payroll related timing differences in the USA of approximately MSEK 100 and an insurance related self retention payment of MSEK 120 relating to the robbery against Cash Handling Services in the UK in February 2006. These effects will be neutralized during the course of the year. The increased organic sales growth for the Group was also reflected in the negative change of operating capital employed.

Cash flow from operating activities amounted to MSEK 897 (1,141), equivalent to 54 percent (58) of operating income before amortization.

Free cash flow was MSEK 228 (540), equivalent to 24 percent (42) of adjusted income. The full year free cash flow in percent of adjusted income is expected to be in line with the Group target of 75–80 percent, not including the Welo provision.

CAPITAL EMPLOYED AND FINANCING

As of June 30, 2006

The Group's operating capital employed was MSEK 8,624 (7,908 as of December 31, 2005) corresponding to 12 percent (12 as of December 31, 2005) of sales adjusted for full year sales of acquired units.

Acquisitions have decreased operating capital employed by MSEK 49 during the first half of 2006.

Acquisitions increased consolidated goodwill by MSEK 218. Adjusted for negative translation differences of MSEK 1,034, total goodwill for the Group amounted to MSEK 16,976 (17,792 as of December 31, 2005).

Acquisitions increased acquisition related intangible fixed assets by MSEK 112 during the first half 2006. After amortization of MSEK -59 and negative translation differences of MSEK 14, acquisition related intangible fixed assets amounted to MSEK 678 (639 as of December 31, 2005).

The Group's total capital employed was MSEK 26,454 (26,518 as of December 31, 2005). The translation of foreign capital employed to Swedish kronor decreased the Group's capital employed by MSEK 1,273 after considering net investment hedging and MSEK 1,519 before net investment hedging of MSEK 246.

The return on capital employed was 15 percent (16 as of December 31, 2005).

The Group's net debt amounted to MSEK 12,830 (11,945 as of December 31, 2005). Acquisitions and acquisition related payments during 2006 increased the Group's net debt by MSEK 295, of which purchase price payments accounted for MSEK 237, assumed net debt for MSEK 44 and acquisition related restructuring costs paid for MSEK 14. The Group's net debt decreased by MSEK 452 during the first half 2006 due to the translation of net debt in foreign currency to Swedish kronor.

In April 2006, dividend to shareholders was paid with MSEK 1,278 (1,095). The dividend per share was SEK 3.50 (3.00)

The interest cover ratio amounted to 5.1 (6.5), and the free cash flow to net debt ratio amounted to 0.18 (0.15).

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK -34 (-49).

Shareholders' equity amounted to MSEK 13,624 (14,573 as of December 31, 2005). The translation of foreign assets and liabilities to Swedish kronor decreased shareholders' equity by MSEK 821 after considering net investment hedging of MSEK 246 and MSEK 1,067 before net investment hedging. Please refer to page 17, Statement of recognized income and expense, for further information.

The total number of outstanding shares amounted to 365,058,897 as of June 30, 2006. The average number of shares after full conversion of all outstanding convertible debenture loans is 375,015,400 for the first half 2006.

ACQUISITIONS

All acqusition calculations are finalized by the latest one year after the acquisition is made.

Acquisitions January – June 2006 (MSEK)

Company	Division [1]	Included from	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill	Acq. related intangible fixed assets
Opening balance						17,792	639
Renful, *Germany*	Security Services Europe	Feb 1	47	20	20	15	2
St. Germain, *Canada*	Security Services USA	Mar 1	93	11	11	-	11
Black Star, *Spain*	Security Services Europe	n/a	-	-	-	29	-
Premier, *USA*	Securitas Systems	Apr 1	33	34	34	30	-
DAK Güvenlik, *Turkey*	Security Services Europe	Apr 1	184	18	19	3	9
PSI, *Spain* [5]	Security Services Europe	Jun 1	388	133	176	135	77
Other acquisitions [6]		n/a	23	21	21	6	13
Total acquisitions January – June 2006			-	237	281	218	112
Amortization of acq. related intangible fixed assets						n/a	-59
Translation differences						-1,034	-14
Closing balance						16,976	678

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) 60 percent of purchase price paid in May 2006 6) Elmaco, Securitas Systems Belgium, Contro Veranstaltungsdienste GmbH, Security Services Germany, Hassemans (Contract portfolio), Security Services Sweden, Home Alert Valvarius (Contract portfolio) and R&G (Contract portfolio), Security Services the Netherlands.

Renful, Germany

Security Services Europe has acquired Renful Flugverkehr Services GmbH in Germany. The company, which is a specialized aviation security company with operations at the airports in Frankfurt, Munich and Stuttgart, has annual sales of MEUR 5 (MSEK 47) and 300 employees. The acquisition will strengthen Securitas' position in aviation security and give access to more training capacity in this area. The total enterprise value of the acquisition is MEUR 2.1 (MSEK 20) and it has been included in Securitas as from February 1, 2006.

Sécurité St. Germain, Canada

The Canadian operations within Security Services USA has acquired the contract portfolio and related assets of Sécurité St. Germain in Quebec, Canada. The company has annual sales of MCAD 14 (MSEK 93) and 500 employees. It has a good position in mobile services, which will be used as a platform to expand the concept in the Canadian marketplace. The total enterprise value of the acquisition is MCAD 1.8 (MSEK 11) and it has been included in Securitas as from March 1, 2006.

Premier System Solutions, Inc., USA

Securitas Systems in the United States has acquired Premier System Solutions, Inc., the market leader in Tampa, Florida. The company installs and services security systems in Tampa and other major Florida markets. Premier has forecasted sales of MUSD 4.5 (MSEK 33) in 2006 with an employee base of 17. The enterprise value of the acquisition amounts to MUSD 4.7 (MSEK 34) and it has been included in Securitas as from April 1, 2006.

The acquisition of Premier System Solutions, Inc., allows Securitas Systems to establish a strong local market presence in the important Florida market. Through the company Securitas Systems will get access to all Florida markets and increase its footprint to further support the national customer market segment in the United States.

After the acquisition Securitas Systems in the USA will have sales of MUSD 120 (MSEK 935) with approximately 575 employees.

DAK Güvenlik, Turkey

Security Services Europe entered the Turkish security services market by acquiring 51 percent of the shares in DAK Güvenlik. The purchase price for 51 percent of the shares is MTRY 4.0 (MSEK 18). Securitas has an option to buy the remaining 49 percent of the shares and the puchase price will based on the financial performance of the company until the year 2009.

DAK Güvenlik is one of the leading security services companies in Turkey with a nationwide coverage and activities mainly within permanent guarding services for large customers. The company has estimated annual sales for 2006 of MTRY 36 (MSEK 184) and 3,000 employees. The total enterprise value is MTRY 4.2 (MSEK 19) and it has been included in Securitas as from April 1, 2006.

Turkey has a fast growing economy with real GDP growth well above 5 percent in 2005. The Turkish market for security services is estimated to be worth MSEK 3,200 and is expected to grow by 6–7 percent annually. The market is very fragmented with most of the low-end security outsourced to private security companies. However, the market is moving towards high-end security solutions, driven by a clear outsourcing trend and new regulations for licensing of companies, security officers and training requirements, fully in effect as of January 2006.

PSI (Paneuropea de Seguridad Integral), Spain

Security Services Europe has acquired PSI (Paneuropea de Seguridad Integral) in Spain with security services in major Spanish cities. With the acquisition of PSI, Securitas strengthens the position as a nationwide security provider in Spain.

PSI has forecasted sales of MEUR 42 (MSEK 388) in 2006 and approximately 1,600 employees. The enterprise value of the acquisition is estimated to MEUR 27 (MSEK 250). 60 percent of the purchase price has been paid. The remainder to be paid over two years. PSI has been included in Securitas as from June 1, 2006.

After the acquisition, Securitas in Spain will have sales of approximately MEUR 480 (MSEK 4,470) within the guarding operations.

LISTING OF THREE NEW SECURITY COMPANIES

On February 9, 2006 Securitas announced the intention to transform three of its divisions into independent specialized security companies: Loomis Cash Handling Services AB, Securitas Direct AB and Securitas Systems AB. Subject to a decision by an Extraordinary General Meeting to be held on September 25, 2006 the companies are to be listed on the O-list of the Stockholm Stock Exchange immediately thereafter.

Loomis Cash Handling Services

As announced in the Securitas Interim Report for January – March 2006, in addition to the listing process of Loomis Cash Handling Services AB, Securitas has evaluated indications of interest from financial and industrial buyers of the Cash Handling Services division. Securitas AB has after due consideration of the received indications of interest concluded that the stock exchange listing alternative should continue to be pursued, and consequently the division will not be divested. It will, however, not be possible to list the division in September 2006, when Securitas Systems and Securitas Direct will be listed as planned. Loomis Cash Handling Services AB will be listed during 2007 according to a new timetable to be announced later.

In preparing for the listing of Loomis Cash Handling Services AB, a separate Board of Directors will be put in place. The Board members will be Thomas Berglund, Chairman, Håkan Winberg, Jan Svensson, Managing Director Latour AB, Ulrik Svensson, Managing Director Melker Schörling AB and Håkan Ericson, new appointed President of Loomis Cash Handling Services AB.

As Loomis Cash Handling Services AB is intended to be a Swedish listed company, it is a requirement that the Chief Executive Officer lives within the European Community. The present Divisional President, Clas Thelin, has lived in the USA since long and has declared his interest not to move to Europe, and has therefore decided to leave his position and Securitas. Following this decision, the Board of Directors of Securitas AB has decided to appoint Håkan Ericson, currently Executive Vice President, Airline Support Businesses, SAS Group, as Divisional President for Loomis Cash Handling Services. Håkan Ericson has also been Managing Director of DHL Freight Europe and European Networks. He will join Loomis Cash Handling Services AB in mid September 2006.

Securitas Direct AB

The preparations for the listing on September 29, 2006 are progressing according to plan and recruitments for the functions Financial Reporting and Control, Treasury and Investor Relations have been completed. Work streams within the areas of financial reporting and control, treasury, investor relations and shared services have been created to prepare for the separation from Securitas. Funding commitments of MSEK 1,500 have been received from a group of banks.

Management consists of Dick Seger, Chief Executive Officer and Lars Andersson, Chief Financial Officer. The Board members are Thomas Berglund, Chairman, Gustaf Douglas, Anna Lindström, Management consultant Righthand AB, Ulf Mattson, President Capio AB and Chief Executive Officer of the Capio Group, Dick Seger and Ulrik Svensson, Managing Director Melker Schörling AB. Employee representatives are to be elected.

Securitas Systems AB

The preparations for the listing on September 29, 2006 are progressing according to plan and recruitments for the functions Financial Reporting and Control, Treasury, Insurance and Investor Relations have been completed. Work streams within the areas of financial reporting and control, treasury, investor relations and shared services have been created to prepare for the separation from Securitas. Funding commitments of MSEK 3,000 have been received from two banks and are to be syndicated to a group of banks later in 2006.

Management consists of Juan Vallejo, Chief Executive Officer and Peter Ragnarsson, Chief Financial Officer. The Board members are Melker Schörling, Chairman, Carl Douglas, Tomas Franzén, Chief Executive Officer and President Eniro Group, Eva Lindquist, Senior Vice President Mobile Business within Marketing, Services and Products, Telia Sonera AB and Juan Vallejo. Employee representatives are to be elected.

Trademarks

Securitas AB will continue to own the master brand Securitas and has signed agreements with Securitas Direct AB and Securitas Systems AB which, for an annual license fee of 0.2 percent of sales, give them the right to use the name Securitas for a period of five years and with a possibility to extend the period subject to agreement.

Financing

Securitas AB and the banks participating in the two central syndicated loan facilities have agreed to amend certain parts of the loan documentation in order for the suggested dividend transactions not to be deemed as an event of default under the documentations, so that the facilities can be maintained unchanged.

On June 27, 2006 an extraordinary resolution was passed by the holders of the Securitas AB 6.125 percent MEUR 500 Notes due 2008, which clarified that the suggested dividend transactions were not to be deemed as an event of default under the terms and conditions of the Notes. The notes can thus be maintained.

Project costs

The total estimated costs for the project amount to MSEK -220 whereof MSEK -23 is referable to financial expenses in the finance net.

Activities and timetable

The full proposal from the Board of Directors of Securitas AB for the Extraordinary General Meeting to be held on September 25, 2006 in Stockholm at Grand Hotel, will be published on August 30, 2006 in connection with the notice for the shareholders of Securitas AB to participate in the Extraordinary General Meeting. Record date for the dividend is proposed to September 28, 2006 which means that September 26, 2006, is the first day that the Securitas B share is traded without the right to receive dividend.

The prospectuses for Securitas Direct AB and Securitas Systems AB will be distributed to the shareholders of Securitas AB on September 8, 2006. Securitas Direct AB and Securitas Systems AB will be listed on the O-list of the Stockholm Stock Exchange on September 29, 2006. The interim reports for the third quarter 2006 for Securitas AB, Securitas Direct AB and Securitas Systems AB will be published on November 16, 2006.

OTHER SIGNIFICANT EVENTS

Update on contingent liabilities

A detailed account of the developments relating to contingent liabilities has been presented in the published Annual Report for 2005 Note 36, Contingent Liabilities page 100.

WELO claim (Cash Handling Services)

During 2001 Securitas in Germany in response to customer requests took on cash booking responsibilities (referred to as Welo - WErte LOgistik) in addition to the cash in transit activities which it had historically provided in Germany. In connection with the performance of these Welo activities during the time of the euro introduction in Germany, a total loss of MEUR 40.4 (MSEK 373) developed with a major customer. The amount of the loss was advanced by Securitas Germany to the customer in accordance with the relevant contract in two payments (one paid in 2003 and the other paid during 2004) and the equivalent has been claimed against the relevant insurance policies.

The German Cash Handling operations were divested in November 2005 to the German Heros Group, however the economic interest in the Welo claim was retained by Securitas as part of that transaction. The company holding the legal Welo claim was sold to Heros in this transaction. In February 2006 the Heros Group of companies filed for insolvency under German law including the company which is the nominal plaintiff in the Welo claim. Against this background Securitas has decided to provide for the full Welo claim, MEUR -40.4 (MSEK -373) in the period. The insurance claim will continue to be pursued as planned.

There have been no material developments in the other matters described subsequent to the published Annual Report for 2005.

Securitas AB 6.125 percent MEUR 350 Euro Notes 2006

The notes matured in January 2006 and have been refinanced by drawings under other Group financing facilities.

ACCOUNTING PRINCIPLES

In general

Securitas' consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IAS/IFRS as endorsed by the European Union) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31, Consolidated Interim Financial Reporting. The most important accounting principles under IFRS which is the basis for the preparation of this interim report can be found in Note 1 on pages 80 to 83 in the published Annual Report for 2005. The accounting principles are also available on the Group's website www.securitasgroup.com under the section Financial Information – Accounting Principles.

Adoption and impacts of new and revised IFRS for 2006

The Group has adopted the amendment to IAS 19 Employee Benefits as of January 1, 2006.

This amendment has from January 1, 2006 changed the Group's principle for recognizing gains and losses resulting from changes in actuarial assumptions, plan experience and developments of the investment performance differing from that assumed. According to the principles that were in force for 2004 and 2005, these had been spread evenly in the statement of income over the future working lives for the employees covered by the plan to the extent that accumulated gains and losses on the balance sheet date fell outside the so called corridor at the beginning of the period. The changed accounting principle means that these gains and losses now are recognized immediately via equity. Comparatives for 2004 and 2005 have been restated accordingly.

Further information is provided in Note 3 on page 19.

THE GROUP'S DEVELOPMENT - OUTLOOK

Outlook

For the Group in its present structure, the organic sales growth is expected to remain strong for the full year 2006 and income before taxes is expected to increase in line with last year's increase, adjusted for changes in exchange rates, revaluation of financial instruments and excluding the capital loss of MSEK -151 related to the sale of the German Cash Handling Services business in 2005. The outlook does not include the total costs for the listing of the three new companies estimated to MSEK -220 and the Welo provision of MSEK -373.

Previous outlook stated in May 2006

The organic sales growth is expected to remain strong for the full year 2006. Income before tax is expected to increase in line with last year's increase, adjusted for changes in exchange rates and excluding the capital loss of MSEK -151 related to the sale of the German Cash Handling Services business.

Stockholm, August 10, 2006

Thomas Berglund
President and Chief Executive Officer

REVIEW REPORT

We have reviewed the interim report for Securitas AB (publ.) for the period ended June 30, 2006. Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm August 10, 2006

PricewaterhouseCoopers AB

Göran Tidström
Authorised Public Accountant
Partner in charge

Lennart Danielsson
Authorised Public Accountant

Income

MSEK	Apr-Jun 2006	Apr-Jun 2005	Jan-Jun 2006	Jan-Jun 2005	Jan-Dec 2005	Jan-Dec 2004
Sales, continuing operations	[illegible]	15,565.4	[illegible]	30,121.8	63,939.3	58,167.6
Sales, acquired business	[illegible]	668.1	[illegible]	1,307.0	2,074.3	1,519.0
Total sales	[illegible]	16,233.5	[illegible]	31,428.8	66,013.6	59,686.6
Organic sales growth, % [1]	[illegible]	5	[illegible]	4	5	3
Production expenses	[illegible]	-12,646.6	[illegible]	-24,499.2	-51,320.1	-46,013.7
Gross income	[illegible]	3,586.9	[illegible]	6,929.6	14,693.5	13,672.9
Selling and administrative expenses	[illegible]	-2,554.5	[illegible]	-4,959.4	-10,398.4	-9,645.6
Operating income before amortization	[illegible]	1,032.4	[illegible]	1,970.2	4,295.1	4,027.3
Operating margin, %	[illegible]	6.4	[illegible]	6.3	6.5	6.7
Amortization of acquisition related intangible fixed assets	[illegible]	-30.9	[illegible]	-60.9	-122.5	-99.6
Acquisition related restructuring costs	[illegible]	-18.5	[illegible]	-22.6	-35.1	-26.5
Operating income after amortization	[illegible]	983.0	[illegible]	1,886.7	4,137.5	3,901.2
Financial income and expense	[illegible]	-139.8	[illegible]	-262.1	-523.1	-516.6
Revaluation of financial instruments [2]	[illegible]	-7.3	[illegible]	29.4	36.2	-
Share in income of associated companies	[illegible]	11.3	[illegible]	11.3	11.8	-
Income before taxes [3]	[illegible]	847.2	[illegible]	1,665.3	3,662.4	3,384.6
Net margin, %	[illegible]	5.2	[illegible]	5.3	5.5	5.7
Current taxes	[illegible]	-211.9	[illegible]	-406.3	-934.2	-795.0
Deferred taxes	[illegible]	-7.1	[illegible]	-25.0	-14.5	-60.5
Net income for the period [3]	[illegible]	628.2	[illegible]	1,234.0	2,713.7	2,529.1
Whereof attributable to:						
Equity holders of the Parent Company	292.9	627.7	898.3	1,233.3	2,712.2	2,528.4
Minority interests	1.5	0.5	1.8	0.7	1.5	0.7
Earnings per share after taxes, before dilution (SEK)	0.80	1.72	2.46	3.38	7.43	6.93
Earnings per share after taxes, after dilution (SEK)	0.80	1.69	2.46	3.32	7.31	6.79

Cash flow

Operating cash flow MSEK	Apr-Jun 2006	Apr-Jun 2005	Jan-Jun 2006	Jan-Jun 2005	Jan-Dec 2005	Jan-Dec 2004
Operating activities						
Operating income before amortization	[illegible]	1,032.4	[illegible]	1,970.2	4,295.1	4,027.3
Investment in fixed assets	[illegible]	-632.3	[illegible]	-1,099.6	-2,220.4	-1,969.9
Reversal of depreciation	[illegible]	484.5	[illegible]	954.3	1,948.6	1,613.0
Change in accounts receivable	[illegible]	-154.2	[illegible]	-155.5	-443.4	-485.1
Changes in other operating capital employed	[illegible]	-39.8	[illegible]	-528.7	492.5	444.7
Cash flow from operational activities	[illegible]	690.6	[illegible]	1,140.7	4,072.4	3,630.0
Cash flow from operations, %	[illegible]	67	[illegible]	58	95	90
Financial income and expenses paid	[illegible]	-156.2	[illegible]	-228.6	-485.2	-518.4
Current taxes paid	[illegible]	-260.3	[illegible]	-372.4	-926.1	-581.5
Free cash flow	[illegible]	274.1	[illegible]	539.7	2,661.1	2,530.1
Free cash flow, % [4]	[illegible]	40	[illegible]	42	94	93
Free cash flow to net debt ratio [5]	[illegible]	0.15	[illegible]	0.15	0.22	0.24
Cash flow from investing activities, acquisitions	[illegible]	56.9	[illegible]	-728.4	-1,213.2	-2,362.3
Cash flow from financing activities	[illegible]	-1,229.0	[illegible]	-793.9	-1,192.6	-1,495.3
Cash flow for the period	[illegible]	-898.0	[illegible]	-982.6	255.3	-1,327.5

Cash flow MSEK	Apr-Jun 2006	Apr-Jun 2005	Jan-Jun 2006	Jan-Jun 2005	Jan-Dec 2005	Jan-Dec 2004
Cash flow from operations	[illegible]	887.9	[illegible]	1,613.5	4,843.2	4,453.4
Cash flow from investing activities	[illegible]	-556.9	[illegible]	-1,802.2	-3,395.3	-4,285.6
Cash flow from financing activities	[illegible]	-1,229.0	[illegible]	-793.9	-1,192.6	-1,495.3
Cash flow for the period	[illegible]	-898.0	[illegible]	-982.6	255.3	-1,327.5

Change in net debt MSEK	Apr-Jun 2006	Apr-Jun 2005	Jan-Jun 2006	Jan-Jun 2005	Jan-Dec 2005	Jan-Dec 2004
Opening balance	[illegible]	-11,708.8	[illegible]	-10,633.1	-10,633.1	-9,082.5
Effect of change in accounting principle	[illegible]	-	[illegible]	-3.8	-3.8	-1,604.3
Opening balance adjusted in accordance with new principle	[illegible]	-11,708.8	[illegible]	-10,636.9	-10,636.9	-10,686.8
Cash flow for the period	[illegible]	-898.0	[illegible]	-982.6	255.3	-1,327.5
Change in loans	[illegible]	133.8	[illegible]	-301.3	97.4	765.2
Change in net debt before revaluation and translation differences	[illegible]	-764.2	[illegible]	-1,283.9	352.7	-562.3
Revaluation of financial instruments [2]	[illegible]	-7.3	[illegible]	29.4	51.8	-
Translation differences	[illegible]	-1,080.2	[illegible]	-1,669.1	-1,712.4	616.0
Change in net debt	[illegible]	-1,851.7	[illegible]	-2,923.6	-1,307.9	53.7
Closing balance	[illegible]	-13,560.5	[illegible]	-13,560.5	-11,944.8	-10,633.1

Capital employed and financing

MSEK	[illegible]	Mar 31, 2006	Dec 31, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004
Operating capital employed [3]	[illegible]	8,775.9	7,908.2	8,227.0	7,573.1	6,664.1
Operating capital employed as % of sales [6]	[illegible]	12	12	13	12	11
Return on operating capital employed, % [7]	[illegible]	52	59	56	57	62
Goodwill	[illegible]	17,637.2	17,792.4	17,590.0	16,406.9	15,301.9
Acquisition related intangible fixed assets	[illegible]	625.6	638.5	589.4	583.1	433.2
Shares in associated companies	[illegible]	179.5	178.6	178.5	-	-
Capital employed [3]	[illegible]	27,218.2	26,517.7	26,584.9	24,563.1	22,399.2
Return on capital employed, % [8]	[illegible]	16	16	16	17	18
Net debt	[illegible]	-11,961.9	-11,944.8	-13,560.5	-11,708.8	-10,633.1
Shareholders' equity [3]	[illegible]	15,256.3	14,572.9	13,024.4	12,854.3	11,766.1
Net debt equity ratio/multiple [9]	[illegible]	0.78	0.82	1.04	0.91	0.90

Notes 1–9 refer to page 18–19

Balance Sheet

MSEK	[redacted]	Mar 31, 2006	Dec 31, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004
ASSETS						
Fixed assets						
Goodwill	[redacted]	17,637.2	17,792.4	17,590.0	16,406.9	15,301.9
Acquisition related intangible fixed assets	[redacted]	625.6	638.5	589.4	583.1	433.2
Other intangible fixed assets	[redacted]	315.1	313.3	293.6	281.0	268.6
Tangible fixed assets	[redacted]	5,902.1	5,941.5	6,149.5	5,918.7	5,820.0
Shares in associated companies	[redacted]	179.5	178.6	178.5	-	-
Non-interest bearing financial fixed assets	[redacted]	1,989.7	2,135.6	2,013.4	1,905.3	1,882.9
Interest bearing financial fixed assets	[redacted]	1,206.1	1,166.8	1,400.7	2,341.7	138.2
Total fixed assets	[redacted]	**27,855.3**	**28,166.7**	**28,215.1**	**27,436.7**	**23,844.8**
Current assets						
Non-interest bearing current assets	[redacted]	14,556.3	13,974.9	13,777.3	12,908.9	11,884.8
Other interest bearing current assets	[redacted]	114.6	668.5	678.0	-	-
Liquid funds	[redacted]	4,246.0	3,470.8	2,207.1	3,060.7	3,120.4
Total current assets	[redacted]	18,916.9	18,114.2	16,662.4	15,969.6	15,005.2
TOTAL ASSETS [3]	[redacted]	**46,772.2**	**46,280.9**	**44,877.5**	**43,406.3**	**38,850.0**

MSEK	[redacted]	Mar 31, 2006	Dec 31, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity						
Attributable to the equity holders of the Parent Company	[redacted]	15,255.1	14,571.4	13,023.7	12,854.3	11,749.5
Minority interests	[redacted]	1.2	1.5	0.7	0.0	16.6
Total shareholders' equity [3]	[redacted]	**15,256.3**	**14,572.9**	**13,024.4**	**12,854.3**	**11,766.1**
Equity ratio, %	[redacted]	*33*	*31*	*29*	*30*	*30*
Long-term liabilities						
Non-interest bearing long-term liabilities	[redacted]	263.6	99.1	41.9	42.1	90.8
Interest bearing long-term liabilities	[redacted]	7,617.7	7,635.2	7,845.2	12,548.6	10,141.8
Non-interest bearing provisions	[redacted]	2,181.3	2,449.8	2,538.4	2,352.5	2,200.4
Total long-term liabilities	[redacted]	**10,062.6**	**10,184.1**	**10,425.5**	**14,943.2**	**12,433.0**
Current liabilities						
Non-interest bearing current liabilities	[redacted]	11,542.4	11,908.2	11,426.5	11,046.2	10,901.0
Interest bearing current liabilities	[redacted]	9,910.9	9,615.7	10,001.1	4,562.6	3,749.9
Total current liabilities	[redacted]	**21,453.3**	**21,523.9**	**21,427.6**	**15,608.8**	**14,650.9**
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES [3]	[redacted]	**46,772.2**	**46,280.9**	**44,877.5**	**43,406.3**	**38,850.0**

Statement of Recognized Income and Expense

MSEK	[redacted]	Dec 31, 2005 Attributable to equity holders of the Parent Company	Dec 31, 2005 Minority interests	Dec 31, 2005 Total	Jun 30, 2005 Attributable to equity holders of the Parent Company	Jun 30, 2005 Minority interests	Jun 30, 2005 Total
Net income/expense recognized directly in equity							
Actuarial gains and losses net of tax [3]	[redacted]	-198.2	-	-198.2	-186.9	-	-186.9
Cash flow hedges net of tax	[redacted]	11.2	-	11.2	-	-	-
Net investment hedges	[redacted]	-544.6	-	-544.6	-480.7	-	-480.7
Translation differences	[redacted]	1,939.2	1.3	1,940.5	1,806.4	1.3	1,807.7
Net income/expense recognized directly in equity	[redacted]	1,207.6	1.3	1,208.9	1,138.8	1.3	1,140.1
Net income for the period [3]	[redacted]	2,712.2	1.5	2,713.7	1,233.3	0.7	1,234.0
Total income/expense for the period	[redacted]	**3,919.8**	**2.8**	**3,922.6**	**2,372.1**	**2.0**	**2,374.1**

Changes in shareholders' equity is provided in Note 10.

Data per share

SEK	[redacted]	Apr-Jun 2005	[redacted]	Jan-Jun 2005	Jan-Dec 2005	Jan-Dec 2004
Share price, end of period	[redacted]	130.50	[redacted]	130.50	132.00	114.00
Earnings after current taxes, after dilution	[redacted]	1.70	[redacted]	3.38	7.35	6.95
Earnings after taxes, before dilution	[redacted]	1.72	[redacted]	3.38	7.43	6.93
Earnings after taxes, after dilution	[redacted]	1.69	[redacted]	3.32	7.31	6.79
Dividend	[redacted]	-	[redacted]	-	3.50	3.00
P/E-ratio after dilution	[redacted]	-	[redacted]	-	18	17
Number of shares outstanding	[redacted]	365,058,897	[redacted]	365,058,897	365,058,897	365,058,897
Average number of shares outstanding	[redacted]	365,058,897	[redacted]	365,058,897	365,058,897	365,058,897
Number of shares after dilution	[redacted]	375,015,400	[redacted]	375,015,400	375,015,400	382,408,810
Average number of shares after dilution	[redacted]	382,408,810	[redacted]	382,408,810	378,712,105	382,408,810

Notes 3 and 10 refer to page 19

Segment overview January – June 2006 and 2005

The Group has as of January 1, 2006 adopted the amendment to IAS 19 resulting in immediate recognition of actuarial gains and losses. The comparatives have been adjusted accordingly for 2005.The income statement impact is in the first half 2005 limited to an increase of the operating income in Security Services Europe of MSEK 1. All divisions except Direct but including Other and Eliminations have an impact on operating capital employed and consequently on capital employed. All tax related to the adjustments are reflected in Other and Eliminations.

	Security Services USA		Security Services Europe		Securitas Systems		Direct		Cash Handling Services		Other and Eliminations		Group	
MSEK	[illegible]	2005	[illegible]	2005	[illegible]	2005	[illegible]	2005	[illegible]	2005	[illegible]	2005	[illegible]	2005
Sales, external	[illegible]	9,981	[illegible]	12,065	[illegible]	2,461	[illegible]	1,281	[illegible]	5,620	[illegible]	21	[illegible]	31,429
Sales, intra-group	[illegible]	-	[illegible]	110	[illegible]	240	[illegible]	3	[illegible]	6	[illegible]	-359	[illegible]	-
Total sales	[illegible]	9,981	[illegible]	12,175	[illegible]	2,701	[illegible]	1,284	[illegible]	5,626	[illegible]	-338	[illegible]	31,429
Organic sales growth, %	[illegible]	*2*	[illegible]	*5*	[illegible]	*6*	[illegible]	*25*	[illegible]	*3*	[illegible]	-	[illegible]	*4*
Operating income before amortization	[illegible]	464	[illegible]	883	[illegible]	279	[illegible]	113	[illegible]	355	[illegible]	-124	[illegible]	1,970
Operating margin, %	[illegible]	*4.6*	[illegible]	*7.3*	[illegible]	*10.3*	[illegible]	*8.8*	[illegible]	*6.3*	[illegible]	-	[illegible]	*6.3*
Amortization of acquisition related intangible fixed assets	[illegible]	-16	[illegible]	-19	[illegible]	-8	[illegible]	-5	[illegible]	-13	[illegible]	0	[illegible]	-61
Acquisition related restructuring costs	[illegible]	-	[illegible]	0	[illegible]	-22	[illegible]	-	[illegible]	0	[illegible]	-	[illegible]	-22
Operating income after amortization	[illegible]	448	[illegible]	864	[illegible]	249	[illegible]	108	[illegible]	342	[illegible]	-124	[illegible]	1,887
Operating capital employed	[illegible]	1,009	[illegible]	1,898	[illegible]	711	[illegible]	1,057	[illegible]	2,995	[illegible]	557	[illegible]	8,227
Operating capital employed as % of sales[1]	[illegible]	*5*	[illegible]	*8*	[illegible]	*12*	[illegible]	*39*	[illegible]	*26*	[illegible]	-	[illegible]	*13*
Goodwill	[illegible]	6,898	[illegible]	5,530	[illegible]	2,208	[illegible]	28	[illegible]	2,917	[illegible]	9	[illegible]	17,590
Acquisition related intangible fixed assets	[illegible]	47	[illegible]	188	[illegible]	226	[illegible]	59	[illegible]	68	[illegible]	1	[illegible]	589
Shares in associated companies	[illegible]	-	[illegible]	-	[illegible]	-	[illegible]	-	[illegible]	-	[illegible]	179	[illegible]	179
Capital employed	[illegible]	7,954	[illegible]	7,616	[illegible]	3,145	[illegible]	1,144	[illegible]	5,980	[illegible]	746	[illegible]	26,585
Return on capital employed,% [2]	[illegible]	*12*	[illegible]	*26*	[illegible]	*19*	[illegible]	*20*	[illegible]	*13*	[illegible]	-	[illegible]	*16*

[1] *Adjusted for the full year sales of acquired entities.*
[2] *Return on capital employed is based on rolling 12 months operating income before amortization.*

Notes

Note 1 Organic sales growth
The calculation of organic sales growth (and the specification of currency changes on operating income and income before taxes) is specified below:

Sales, MSEK	[illegible]
Total sales	[illegible]
Acquisitions/Divestitures	[illegible]
Currency change from 2005	[illegible]
Organic sales	[illegible]

Sales, MSEK	[illegible]
Total sales	[illegible]
Acquisitions/Divestitures	[illegible]
Currency change from 2005	[illegible]
Organic sales	[illegible]

Operating income, MSEK	[illegible]
Operating income	[illegible]
Currency change from 2005	[illegible]
Operating income	[illegible]

Operating income, MSEK	[illegible]
Operating income	[illegible]
Currency change from 2005	[illegible]
Operating income	[illegible]

Income before taxes, MSEK	[illegible]
Income before taxes	[illegible]
Currency change from 2005	[illegible]
Income before taxes	[illegible]

Income before taxes, MSEK	[illegible]
Income before taxes	[illegible]
Currency change from 2005	[illegible]
Income before taxes	[illegible]

Note 2 Revaluation of financial instruments

The revaluation of financial instruments according to IAS 39 Financial Instruments; Recognition and Measurement is recognized in the Statement of income on the line Revaluation of financial instruments as follows; April – June 2006 MSEK -8.2, April – June 2005 MSEK -7.3, January – June 2006 MSEK -10.0, January – June 2005 MSEK 29.4 and January – December 2005 MSEK 36.2 and for cash flow hedges on the line Cash flow hedges net of tax in the Statement of Recognized Income and Expense as follows; April – June 2006 MSEK 2.1 (MSEK 2.9 before tax), January – June 2006 MSEK 12.9 (MSEK 17.9 before tax) and January – December 2005 MSEK 11.2 (MSEK 15.6 before tax). The amount disclosed in the specification of Change in net debt is the total revaluation recognized via *the Statement of income and the Statement of Recognized Income and Expense before tax.*

Note 3 IAS 19 amendment

As mentioned under the section Accounting principles, the Group has adopted the amendment to IAS 19 resulting in the immediate recognition of actuarial gains and losses via the Statement of Recognized Income and Expense. The impact on the Group from this change is provided below:

Impact for the period:

MSEK	Dec 31, 2005	Jun 30, 2005	Dec 31, 2004
Income before taxes	1.5	0.9	0.9
Net income for the year/period	1.1	0.6	0.6
Shareholders' equity before taxes	-306.1	-288.6	-113.7
Shareholders' equity net of taxes	-197.1	-186.3	-76.8
Whereof recognized via statement of recognized income and expense	*-198.2*	*-186.9*	*-77.4*
Whereof recognized as increase of net income	*1.1*	*0.6*	*0.6*

Accumulated impact 2004 – 2005:

MSEK	Dec 31, 2005	Jun 30, 2005	Dec 31, 2004
Shareholders' equity before taxes	-419.8	-402.3	-113.7
Shareholders' equity net of taxes	-273.9	-263.1	-76.8
Impact on operating capital employed and capital employed	-273.9	-263.1	-76.8
Impact on total assets	-7.7	41.0	7.3
Impact on total shareholders' equity and liabilities	-7.7	41.0	7.3

Note 4 Free cash flow, %

Free cash flow as a percent of adjusted income (operating income before amortization adjusted for financial income and expense and current taxes).

Note 5 Free cash flow to net debt ratio

Free cash flow (rolling 12 months) in relation to closing net debt.

Note 6 Operating capital employed as % of sales

Operating capital employed as a percentage of total sales adjusted for the full year sales of acquired entities.

Note 7 Return on operating capital employed, %

Operating income before amortization (rolling 12 months) as percent of the average balance of operating capital employed.

Note 8 Return on capital employed, %

Operating income before amortization (rolling 12 months) as percent of closing balance of capital employed excluding shares in associated companies.

Note 9 Net debt equity ratio/multiple

Net debt in relation to shareholders' equity.

Note 10 Changes in shareholders' equity

	[redacted]	Dec 31, 2005			Jun 30, 2005		
MSEK	[redacted]	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total
Opening balance January 1, 2006/2005 [1]	[redacted]	11,749.5	16.6	11,766.1	11,749.5	16.6	11,766.1
Effect of change of accounting principle IAS 39	[redacted]	-2.7	-	-2.7	-2.7	-	-2.7
Opening balance adjusted in accordance with new principle	[redacted]	11,746.8	16.6	11,763.4	11,746.8	16.6	11,763.4
Actuarial gains and losses net of tax	[redacted]	-198.2	-	-198.2	-186.9	-	-186.9
Cash flow hedges net of tax	[redacted]	11.2	-	11.2	-	-	-
Net investment hedges	[redacted]	-544.6	-	-544.6	-480.7	-	-480.7
Translation differences	[redacted]	1,939.2	1.3	1,940.5	1,806.4	1.3	1,807.7
Net income /expense recognized directly in equity	[redacted]	1,207.6	1.3	1,208.9	1,138.8	1.3	1,140.1
Net income for the period	[redacted]	2,712.2	1.5	2,713.7	1,233.3	0.7	1,234.0
Total income/expense for the period	[redacted]	3,919.8	2.8	3,922.6	2,372.1	2.0	2,374.1
Transactions with minority interests	[redacted]	-	-17.9	-17.9	-	-17.9	-17.9
Dividend paid to the shareholders of the Parent Company	[redacted]	-1,095.2	-	-1,095.2	-1,095.2	-	-1,095.2
Closing balance June 30, 2006/2005 & December 31, 2005	[redacted]	14,571.4	1.5	14,572.9	13,023.7	0.7	13,024.4

1) Adjusted for the adoption of the amendment to IAS 19 resulting in immediate recognition of actuarial gains and losses.

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services, alarm systems and cash handling services. The Group has about 217,000 employees and operates in more than 20 countries mainly in Europe and North America.

SECURITAS

Integrity Vigilance Helpfulness

Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitasgroup.com
Visiting address: Lindhagensplan 70

Corporate registration number 556302–7241

Direct



SECURITAS DIRECT AB (publ)

Prospectus for distribution and listing of shares 2006





SEB ENSKILDA








CONTENTS

Summary 1
Risk factors 4
Background and reasons 9
Terms and instructions 10
President's comment 12
Market description 14
Business concept, goals and strategies 18
Operations 20
Condensed financial information and comments on the financial trend 31
Pro forma accounts 36
Equity, indebtedness and other financial information 42
Interim report January–June 2006 44
Board of Directors, Management and Auditors 57
The share and ownership 64
Articles of Association 66
Legal matters and supplementary information 68
The relation between Securitas Direct and Securitas 71
Tax issues in Sweden 73
Consolidated accounts 75
Auditor's report regarding adapted historical financial reports 96
Addresses 97

Timetable and financial information

Proposed record day	September 28, 2006
Estimated first day of trading in the Securitas Direct share	September 29, 2006
Interim Report Jan.–Sept., 2006	November 16, 2006
Year-end Report 2006	February 2007

This prospectus has been prepared following a resolution by the Board of Directors of Securitas AB (publ) ("Securitas"), proposing that the Extraordinary General Meeting on September 25, 2006 resolves that the shareholders of Securitas, by means of a dividend distribution, shall receive shares in Securitas Direct AB (publ) ("Securitas Direct) and, furthermore, by reason of the Board of Directors of Securitas Direct having applied for the listing of the Class B shares in Securitas Direct on the O-list of the Stockholm Stock Exchange.

The prospectus is not intended for persons whose participation would require any additional prospectus, registration or measures other than those required under Swedish law. The prospectus may not be distributed in any country where such distribution would require any such additional measures or would be in conflict with regulations applicable in that country. The shares in Securitas Direct are not subject to trading, or any application to that effect, in any country other than Sweden and have not been registered, and will not be registered, under the United States Securities Act of 1933 or any other foreign equivalent.

The prospectus contains forward-looking statements that are based on present assumptions and estimates made by Securitas Direct's Board of Directors with regard to future events and circumstances. Securitas Direct's results may deviate significantly from those expressed or assumed in the forward-looking statements due to different reasons, including, but not limited to, the risks that are mentioned under "Risk factors".

The contents of this prospectus shall be governed by Swedish law and any disputes concerning the contents of the prospectus, or legal issues connected therewith, shall be settled exclusively by Swedish courts.

This prospectus has been approved and registered by the Swedish Financial Supervisory Authority pursuant to the provisions of Chapter 2, Sections 25 and 26 of the Swedish Financial Instruments Trading Act (1991:980).

This prospectus is available at Securitas Direct's head office, on Securitas Direct's website www.securitas-direct.com, at Securitas' head office, on Securitas' website www.securitasgroup.com and on SEB Enskilda's website www.seb.se/prospekt.

SEB Enskilda has acted as financial advisor to Securitas and Securitas Direct.

This document is, in all essential respects, a translation of the Swedish prospectus prepared in accordance with Swedish regulations. In the event of any difference between this translation and the Swedish original, the Swedish prospectus shall govern.

SUMMARY

The summary below should only be read as an introduction to the prospectus. Any decision to vote for a dividend distribution of the shares in Securitas Direct or to invest in the Securitas Direct share shall be based on a consideration of the prospectus as a whole. Where an investor brings a claim relating to the information contained in the prospectus before a court, he or she may have to bear the costs of translating the prospectus. A person may be held liable for information included in or missing from the summary, or a translation thereof, only if the summary or translation is misleading or inaccurate in relation to the other parts of the prospectus.



DISTRIBUTION OF SECURITAS DIRECT IN BRIEF

Distribution

The Board of Directors[1] of Securitas has proposed to the shareholders in Securitas that the Extraordinary General Meeting on September 25, 2006 resolves to distribute all shares in Securitas Direct to the shareholders in Securitas. Under the so-called Lex Asea rules, the distribution of the Securitas Direct shares is exempt from tax in Sweden, both for Securitas and the shareholders in Securitas. The distribution is proposed to take place in proportion to each individual shareholder's holding in Securitas. For each Class A share in Securitas, one Class A share in Securitas Direct will be received, and for each Class B share in Securitas, one Class B share in Securitas Direct will be received.

Record day

The proposed record day with the Swedish Central Securities Depository ("VPC") for determination of who is entitled to receive shares in Securitas Direct is September 28, 2006.

Listing

The Class B shares in Securitas Direct are expected to be listed and subject to trading on the O-list of the Stockholm Stock Exchange from September 29, 2006. Effective October 2, 2006, the shares will be listed on the Stockholm Stock Exchange's Nordic List. The shareholders in Securitas will receive shares in Securitas Direct without any further action on their part.

SECURITAS DIRECT IN BRIEF

Market

MARKET PENETRATION IN EUROPE 2005

Number of homes in Europe	Approx. 170 million
Number of small companies in Europe	Approx. 30 million
Number of alarms installed	Approx. 35 million
Of which monitored alarms	Approx. 7–8 million
Market penetration	Approx. 4%
Securitas Direct's customer portfolio[1]	762,000 customers

Source: Berg Insight, Wireless M2M Communication and Security, Second Edition, Europe 2006, www.berginsight.com

1) As of June 30, 2006

Information regarding market growth and market size and market shares and Securitas Direct's market position in absolute terms or in relation to competitors as noted in this prospectus represent Securitas Direct's overall assessment based on both internal as well as external sources. Securitas Direct is not aware of any single available statistical data that provides a pertinent picture of Securitas Direct's markets. The sources on which Securitas Direct has based its assessment include industry statistics, information from independent research organisations such as Berg Insight and information from subsuppliers. Securitas Direct has endeavored to accurately reproduce the information from these sources in the prospectus. Neither Securitas Direct nor Securitas have, however, verified the information from these sources. To the knowledge of Securitas Direct and Securitas, and as far as they can judge, no factual information has been omitted that could render the data inaccurate or misleading.

1) Comprising Chairman Melker Schörling, Vice Chairman Gustaf Douglas as well as Thomas Berglund, Annika Falkengren, Sofia Schörling Högberg, Stuart E Graham, Carl Douglas, Berthold Lindqvist, Fredrik Palmstierna, Marie Ehrling, Rune Lindblad (employee representative), Susanne Bergman-Israelsson (employee representative), Gunnar Larsson (employee representative), Björn Drewa (employee representative, deputy director), William Rosborg (employee representative, deputy director) and Rose-Mari Shen (employee representative, deputy director).

The market on which Securitas Direct is active may be defined as the market for security solutions for homes and small companies. The demand by individuals and small companies for security solutions range from guard dogs to advanced alarm systems. The market for alarm systems may, in turn, be split into two segments; *light security*, comprising traditional on-site alarms that are not connected to a central alarm facility; and *high security*, comprising monitored alarms linked to security guards and police centres. Securitas Direct is active within the *high security* segment.

In addition to Securitas Direct, market players in *high security* alarm systems for homes and small companies in Europe include a large number of local and regional players, and large companies in security, banking or energy. For several of the large companies, alarm systems for the private market are a minor part of the business, supplementary to a core business.

The European market potential amounts to some 170 million homes and about 30 million small companies. The number of installed alarms in Europe is about 35 million, of which about 7–8 million are monitored alarms. This means that market penetration in Europe is some 4 percent.

Goals and strategies

Securitas Direct's operational goals are:

- Annual net growth of customer portfolio exceeding 20 percent[1)]
- Cancellation ratio in the customer portfolio shall be less than 6 percent annually[2)]
- Pay back time for investments in new customers shall be less than 4 years[3)]

Assuming the attainment of these goals, Securitas Direct's aim is that this will result in an average annual organic sales growth of more than 20 percent with an operating margin[4)] of some 8–10 percent.

The ground for Securitas Direct's success is the combination of a heavy focus on growth, scaleable concepts and advanced entrepreneurial skills. Securitas Direct's primary strategy is to continue growing under profit. Favourable growth creates value for company shareholders, raises the scope of operational freedom and strengthens the conditions for employees and partner companies to perceive the company as an attractive employer and client.

History

Securitas Direct was established in Sweden in 1988. During the 1990s, operations commenced in Norway, Spain and Finland, an acquisition was made in France and operations in Denmark were integrated from other parts of Securitas. During the period 2000–2005, operations commenced in Portugal and the Netherlands, the Aroundio concept was established, a small operation in Belgium was integrated from other parts of Securitas, and camera detectors were introduced.

Operations

Securitas Direct is a service company offering high-quality security solutions for homes and small companies based on a standardised range of alarm products. A typical alarm installation consists of a central unit with electronics for communication and control of other alarm components, control panel for switching the alarm system on and off, alarm siren, movement detector and magnetic contacts. The range has been intentionally standardised to facilitate a high service level with rapid repairs.

Securitas Direct's offering contains several links in a value chain consisting of the sale of burglary alarms, installation and service, monitoring, customer services and support, local presence to provide service, support and modifications. Securitas Direct's services span the entire value chain but do not include response, which is handled by security guards, the police or emergency services.

Sales, installation and service at Securitas Direct are conducted by Securitas Direct's own personnel or by a local partner company. Local presence is a key driving force underlying sales and the maintenance of a high service level in Securitas Direct. As a rule, Securitas Direct's partner companies display a high degree of loyalty and generally remain within the Securitas Direct concept.

Securitas Direct's operations are organised in the two business areas Consumer and Professional. Securitas Direct's target group in Consumer is homes, while the target group in Professional is small companies.

Consumer

Characteristics for Securitas Direct's offering in the Consumer business area are wireless alarms, reliable transmission, advanced verification and that the products are designed to be simple to use and easy to place in the home. User-friendliness is a particular priority area, which permeates development and design within the Consumer business area.

In the Consumer business area, Securitas Direct is active in the markets Nordic (Sweden, Norway and Finland), Central (Belgium, France and the Netherlands) and Iberia (Spain and Portugal).

Professional

As in the case of consumers, Securitas Direct's offering for corporate customers includes sales, installation and

1) Net growth of customer portfolio is defined as the number of customers in the closing balance customer portfolio in relation to the number of customers in the portfolio 12 months ago.
2) Cancellation ratio is defined as customer cancellations over the past 12 months in relation to the customer portfolio 12 months ago.
3) Pay back time for investments in new customers is defined as the average net investment per new customer in relation to the average net contribution per customer and month.
4) Defined as operating income as a percentage of total sales.

service of alarm products. Wired, professional security solutions are more complex than the equivalent consumer products and are aimed at small companies and local offices. In the Professional business area, Securitas Direct has greater potential than in the Consumer business area to customise solutions to customer requirements, as the product programme for corporate customers comprises 200–500 components, while consumer solutions comprise some 20 components.

Operations in the Professional business area are concentrated to the Nordic market, however not in Finland.

Financial trend in brief

The financial information presented in this summary consists of selected historical information based on "Consolidated accounts 2005" on pages 75–95 and pro forma financial statements for Securitas Direct 2005 on pages 36–40.

SALES BY BUSINESS AREA 2005


Professional 27%
Consumer 73%

KEY DATA

SEK M unless otherwise stated	Proforma 2005	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Sales	2,696	2,706	2,127	1,495
Sales growth, adjusted for currency fluctuations, %	–	23	32	32
Gross income	1,133	1,136	1,160	791
Gross margin, %	42.0	42.0	54.5	52.9
Operating income	213	267	207	150
Operating margin, %	7.9	9.9	9.7	10.0
Capital employed	1,090	1,114	641	706
Return on capital employed, %	19.5	24.0	32.3	21.2
Free cash flow	–	–119	–18	–
Investments	581	581	475	306
Depreciation	328	328	254	165
Average number of employees	3,242	3,242	2,409	1,820
Net growth of customer portfolio, %	26.7	26.7	29.9	–
Cancellation ratio, %	5.3	5.3	5.6	–
Pay back time for investments in new customers, years	3.4	3.4	3.1	–
Customer portfolio, number of contracts	689,245	689,245	544,194	419,049

COMPOSITION OF THE BOARD OF DIRECTORS, MANAGEMENT AND AUDITORS

Securitas Direct's Board of Directors consists of Thomas Berglund (Chairman), Gustaf Douglas, Anna Lindström, Ulf Mattson, Dick Seger (CEO) and Ulrik Svensson. The Group Management consists of Dick Seger, Lars Andersson, Jan Lockner and Luis Gil. Securitas Direct's auditors are PricewaterhouseCoopers AB.

For more information on the members of the Board of Directors, Group Management and the company's auditors, see "Board of Directors, Management and Auditors" on pages 57–63.

REASONS FOR THE DISTRIBUTION

During the past 20 years, the Securitas Group has expanded to become a world leader in security, with more than 200,000 employees and sales of SEK 66 billon (2005). As part of efforts to stay in the frontline of developments in the security industry, it is a logical move to divide the current Securitas into individual companies. This step towards greater concentration and specialisation is aimed at permitting sharper focus on service developments for various customer segments, as well as higher market recognition and greater ability to create shareholder value. Size and consolidation have been key concepts during the building of Securitas and other market leaders in the security industry during the past 20 years. In the future, know-how and innovation are expected to be the key competitive tools.

Securitas Direct has reached such a size and level of specialisation in terms of customer offering, market position, customer segmentation and business development that the benefits of complete independence are deemed greater than the advantages of being integrated in a corporate group. Securitas Direct has matured sufficiently in terms of management, administration, operational control and business development to be ready to continue as an independent company in line with its specialised business model.

RISK FACTORS

Securitas Direct's business operations are associated with risks related to business conditions, competition and price pressure, customers, suppliers, technological development, personnel, start-up costs, dependence on results and cash flow from mature operations, warranty costs and product liability, assurance of IT production, barriers to corporate establishment and official regulations, intellectual property rights, disputes, tax situation, health, safety and environment, exposure to changes in exchange rates, changes in interest rates, future capital requirements and stock-market risks.

The above mentioned risks constitute a summary selection of risk factors of significance for Securitas Direct or for an investment in the Securitas Direct share. For more detailed information, see "Risk factors" on pages 4–8.

RISK FACTORS

A number of factors affects and may affect the operations in Securitas Direct. Risks exist in terms of the circumstances relating to Securitas Direct and those that do not have any specific link with Securitas Direct.

The account below is a brief overview of certain risk factors that are viewed by the Board of Directors of Securitas Direct as significant for Securitas Direct and/or an investment in the Securitas Direct share.

The risk factors are not ranked and the presentation is not comprehensive. This means that there are other risks that may be of significance for the company's operations and/or an investment in the Securitas Direct share to lesser or greater degree. In addition to the risk factors outlined below and other risks that may occur, the reader should also carefully note the information in this prospectus.

INDUSTRY AND MARKET RISKS

Impact of economic conditions

The underlying demand for alarm products and alarm services is relatively insensitive to normal economic cycles. Nonetheless, boom periods with considerable new construction and many people changing their accommodation drive development. In times of recession, with high unemployment, for example, people tend to review their costs, including subscriptions to alarm services. Thus, a protracted recession could raise the customer cancellations and reduce the inflow of new customers for Securitas Direct.

Competition and price pressure

In a broad sense, Securitas Direct competes with a number of security solutions for homes and small companies, ranging from guard dogs to monitored burglary alarms with alarm transmission to security guards and police. Direct competition takes the form of alarm installation companies, especially alarms linked to some form of response service. Other players – such as in the telecommunications, energy, banking and insurance industries – may permanently or temporarily offer security solutions to private individuals and small companies. Refer also to "Competition situation" on page 16. If competitors in a leading position – or other new market players with strong brands – select an aggressive pricing policy in an effort to win market shares, this may change Securitas Direct's potential to attract new customers and eventually also adversely affect the company's existing customer portfolio. As a result, Securitas Direct may be compelled to implement costly restructuring measures or price cuts to adjust to the new competition situation.

STRATEGIC AND OPERATIONAL RISKS

Customers

Securitas Direct has a large number of customers consisting of private individuals and small companies. This factor, combined with the fact that customers normally make advance payments, means that the company's financial risks per customer are limited. As a rule, customer loyalty is higher among households than among corporate customers. There is a risk that the customer loss may increase due to, for example, a shift in Securitas Direct's customer mix towards more corporate customers.

Suppliers and prices

Alarm systems

Securitas Direct depends on the availability, development, production, quality assurance and alarm product deliveries of external suppliers. Securitas Direct currently has a few core suppliers for alarm products. Incorrect, delayed or missed deliveries can have negative implications in the distribution stage, resulting in higher costs, lower new customer flows and a decline in confidence among resellers and partner installation companies that could impact on Securitas Direct's earnings and financial position. Although Securitas Direct believes that there are alternatives to the company's current alarm system suppliers, there is a risk that a loss of a certain supplier, at least in the short term, could adversely affect Securitas Direct's operations.

The trend in recent years has been towards new technology and increased functionality. Sound and image verification are developing rapidly, and in the immediate future the implementation of the new technology means that the average cost for alarm systems will rise. In pace with higher functionality, the trend is towards increased integration between central alarm facilities and alarm systems, thereby leading to increasing complexity, vulnerability, higher costs and greater dependence on suppliers.

Alarm communications

In pace with GPRS/GSM communications becoming a part of Securities Direct's basic service, there is an increasing dependence on mobile operators and their pricing. Sufficiently good control of alarm communications also requires good technical cooperation and integration into the mobile operators' networks. The expansion and coverage for certain mobile operator services vary among the various markets in Europe and, to a certain degree, represent a limit on the provision of comprehensive verification services for all of Securitas Direct's addressed households.

Longer term, if mobile operators attempt to raise prices, Securitas Direct's profit margins and sales volumes may be adversely affected.

Response services

A key aspect of Securitas Direct's offering is the ability to provide a reliable response service following an alarm in the form of control and limitation of any damage incurred. Alarms are conveyed either to the police or the guarding company in charge of alarm monitoring and control. The main suppliers of these services are primarily local guarding companies in the Securitas Group. In markets where call-out measures as a follow-up of alarms are industry practice, there are a number of national, regional and local guarding companies providing these services.

One risk is that the guarding companies establish their own competing alarm monitoring operations and/or alarm installation. In markets where alarms are transferred to the police, a change in attitude and willingness on the part of the police to respond to the alarm could result in deterioration in the content of Securitas Direct's service for the end customer. If Securitas Direct does not have an alternative supplier for response services, this could require investments to build an alternative response organisation, which would take time, be costly and require a broader customer platform.

Technological development

The trend is for alarm systems and services to increasingly include the transfer of images, sound and data. Securitas Direct views this new technological development as the commencement of extensive change in the alarm industry. Most installed alarm facilities currently use older technology. Among other changes, technological progress entails that response services will be developed, differentiated and packaged in a variety of forms. This could permit new players to enter the market, with various offerings and price profiles. Securitas Direct is well positioned in and has favourable experience of new technology and believes that technological progress favours the development of the company's services, market and customer value. However, it cannot be ruled out that players with new technology could capture market shares to the detriment of Securitas Direct's operations.

Potential to recruit and retain key people

Historically, Securitas Direct has had a low personnel turnover among its permanent staff in the central organisation, at alarm centres and in customer services – both in production and in executive positions. If personnel turnover increases in these categories of employees, it may have a negative impact on Securitas Direct's operations.

In the sales area, personnel turnover has traditionally been high and finding qualified personnel is a time-consuming task, which could have a negative effect on Securitas Direct's sales.

One obstacle to start-ups in new markets may prove to be the difficulty in recruiting suitable managers for relatively small-scale start-up operations.

Historically, Securitas Direct has not been affected by labour disputes to any major extent and relations with trade unions are considered to be good. A labour dispute could limit Securitas Direct's growth and damage relations with customers and business partners, with claims for financial compensation as a result.

Start-up costs

In the past, Securitas Direct has been able to utilise the Securitas Group's existing alarm centres and alarm operators to test a local market and build up in-house operations over a number of years until Securitas Direct was able to employ its own alarm operators and establish in-house alarm centres. As an independent company, Securitas Direct's initial investments in start-ups in new markets are likely to increase.

Dependence on earnings and cash flow from mature operations

For start-ups in new markets and expansion in immature markets, Securitas Direct is dependent on earnings and cash flow from mature operations, such as Professional in the Nordic region. If profitability were to fall in these mature operations, Securitas Direct's continuing expansion would be curtailed.

Guarantee costs and product liability

Securitas Direct provides generous product guarantees for its installed alarm systems. Normally, these extend over the life of an active subscription. However, the company's suppliers normally provide shorter product

guarantees to Securitas Direct. This means that Securitas Direct is liable for both work and product costs in respect of units for which the supplier cannot be held responsible, although compensation for this is normally included in the customer's subscription fee. However, in conjunction with a technology shift, and the replacement of products deemed inferior, it is not always possible to charge the full cost to the customer. Were such measures have to be immediately implemented using extraordinary resources, the company's earnings and financial position could be adversely impacted.

In addition, Securitas Direct also has a product liability for installed products. Securitas Direct may be exposed to compensation claims in the event that the company's products or services are alleged to have caused injury to people, damage to property or other loss. If Securitas Direct cannot show that such damage or loss was the result of a manufacturing fault on the part of the company's supplier or that the company's products or services were not a contributing cause, there is a risk that Securitas Direct alone must assume liability for such damage or loss. Even though Securitas Direct is insured for these types of liability claims, and compensation paid over the years has been relatively limited in relation to the large number of customers, the trend is for insurance companies and court to impose increasingly high requirements on security companies. Consequently, there are no guarantees that the insurance cover currently held by Securitas Direct will be sufficient if, for example, new and more restrictive rules are introduced.

Assurance of IT production

Securitas Direct conducts IT production at a number of alarm centres and service centres throughout Europe. Even though there are back-up arrangements with auxiliary facilities, production may prove vulnerable, since it may be difficult to handle the complexity using a back-up arrangement or having a sufficiently large back-up facility for dealing with all business functions if the primary production site is completely or partly rendered inactive. Major damage as well as a protracted outage in telecom traffic could lead to serious production disruptions, which in turn could adversely affect Securitas Direct's market shares, earnings and financial position.

LEGAL RISKS

Starting-up barriers and public authority regulations

Securitas Direct's operations are wholly or partly regulated by legislation, varying from market to market. The security market is exempted from the EU's Service Directive, which means that local regulations may be formulated with special consideration of local interests, although work is in progress within the EU to standardise and deregulate the market.

Public authority regulations can affect such factors as certification of personnel, employment contracts, cooperation with local entrepreneurs and the category of companies that may conduct particular types of work. Moreover, local insurance companies can impose conditions on how an alarm should be designed to permit a person or a company to take out a certain insurance policy, which could influence progress in the alarm industry in the particular market. The difference among local regulations may entail that Securitas Direct initially finds it difficult to utilise its competitive advantages or methods in an efficient manner and can contribute to extending the time required for a local start-up of operations.

In most European countries, there are also regulations that govern how consumer sales are to be pursued. These can cover rules on of door-to-door sales, trial periods and the nature of the products. Thus, in each new market into which Securitas Direct introduces its services, the sales methods must be adjusted to match the prevailing rules. Changes in rules affecting Securitas Direct's operations could affect Securitas Direct's business and earnings.

Intellectual property rights

The SECURITAS trademark has played a key role in Securitas Direct's success and marketing. Securitas Direct's logotype and trademark are intimately associated with Securitas. Securitas Direct has signed license agreements with Securitas covering the right to use Securitas' logotype and the trademark SECURITAS DIRECT that initially applies through December 2010, with a possibility for Securitas to terminate the agreement under certain circumstances, including a direct or indirect change of control over Securitas Direct (refer also to "The relation between Securitas Direct and Securitas", pages 71–72).

There is a substantial future business risk that Securitas – itself or together with other players – develops services and products that compete with Securitas Direct's operations. The risk that customers and the market confuse trademarks and other marks of identification is thus significant. It should also be noted that irrespective of Securitas developing competing services and products, there is a risk of Securitas and Securitas Direct being confused in the market since both companies will use the SECURITAS mark. This risk of confusion could entail that Securitas Direct's use of the mark will be prohibited subject to marketing legislation.

There is also a risk that Securitas Direct will be adversely affected if the license agreement with Securitas is not extended or otherwise ceases to apply and Securitas Direct thus can no longer use the SECURITAS mark in the company's operations. Securitas Direct has started to develop and market its

own trademarks – such as Aroundio – to more clearly position the company's services and products. Securitas Direct's strategy is to gradually build strong, in-house trademarks that can work with Securitas' trademark and also be used independently. There are no guarantees that this strategy will be successful, at the same time as building new trademarks may result in substantial costs, and these costs may affect Securitas Direct's earnings and financial position negatively.

To meet market requirements and strengthen the company's competitiveness, Securitas Direct must continually develop its operations. It is of major importance for the company that, for example, its trademark and newly developed technologies can be protected against unauthorised use by competitors. However, there is no certainty that Securitas Direct's applications for registration of trademarks, patents and other intellectual property rights will be granted or provide satisfactory cover. Neither is there any guarantee that Securitas Direct's products and services will not infringe others' intellectual property rights or that the rights granted will not be challenged by third parties. Moreover, competitors of Securitas Direct may develop or acquire intellectual property rights that may prove of significance for part of Securitas Direct's operations.

Disputes

In the ordinary course of business, Securitas Direct is occasionally involved in disputes. Among other things, the disputes involve claims for compensation from customers, insurance companies or from third parties due to burglary, other damage or consequential damage in connection with assignments performed by Securitas Direct. Disputes with suppliers can, for example, involve functional shortcomings, incorrect deliveries or more general disputes regarding prices, guarantees and other conditions. Disputes involving patents, trademarks and other intellectual property rights have been unusual. Major, complex proceedings may prove costly, time consuming and resource consuming and may disrupt normal operations. Nor can the possibility be precluded of these disputes resulting in a significantly negative impact on the Group's earnings and financial position.

Tax risks

Securitas Direct's operations, including transactions between Group companies, are conducted in accordance with the company's interpretation of prevailing tax legislation, tax treaties and regulations in the various countries in question as well as the requirements of the particular tax authorities. It cannot be excluded that the company's interpretation of applicable legislation, tax treaties, regulations or the particular authorities' interpretation of these or administrative practice is incorrect, or that such regulations are altered, possibly with backdated application. Companies within the Securitas Direct Group may from time to time be subject to tax investigation (at present in Spain). As a result of tax authority rulings, Securitas Direct's previous or current tax situation may deteriorate.

Health, safety and environmental risks

Securitas Direct believes that operations are essentially conducted in accordance with governing legislation and regulations in terms of health, safety and environment. Changes in legislation and official regulation involving more stringent demands and amended terms and conditions with respect to licenses within this field, a shift towards stricter official application of legislation and regulations as well as claims for damages due to personal injury and property damage caused by shortcomings in health, safety and environment in Securitas Direct's operations, may result in fines or penalties or result in civil or criminal law measures, which could have a negative impact on Securitas Direct's operations, financial position and results. Changes in legislation or official regulations may also curtail or limit Securitas Direct's operations.

FINANCIAL RISKS

Currency risks

Since Securitas Direct operates in several European countries, the company faces a number of risks in financial transactions involving different currencies. The currency risk is limited as both production and invoicing is carried out in local currency. Securitas Direct is also exposed to risks that arise in the conversion of the income statements and balance sheets of foreign subsidiaries. The most significant currencies to which Securitas Direct is exposed are EUR, NOK, and DKK.

Interest rate risks

Securitas Direct will partly finance its operations through borrowing. This means that part of the company's cash flow will be used to pay interest on the Group's debt, thereby reducing the funds available for Securitas Direct's operations. A future rise in interest rates may increase the portion of cash flow used for interest payments and have a negative effect on Securitas Direct's earnings and financial position. In addition, Securitas Direct has financial assets and liabilities aimed at satisfying the company's liquidity and cash requirements. These assets and liabilities are sensitive to changes in interest rates and thus, by their nature, are associated with interest rate risks.

Even though the above exposures to interest rate changes and other interest risks may to a certain extent be reduced through the use of financial derivatives, there are no guarantees that these measures will be effective or sufficient.

Future capital requirements

The Board of Directors has concluded that Securitas Direct's financial position is sound. If the company's progress deviates from the planned development, it cannot be precluded that in the future a situation will arise in which the company must raise new capital. There is no guarantee that additional capital can be raised on terms and conditions favourable to Securities Direct. If the company is unsuccessful in raising the necessary capital in the future, the company's continuing operations may be jeopardised.

STOCK MARKET RISKS

Share price development

Prior to the distribution of Securitas Direct there has been no trading in Securitas Direct' shares. Notwithstanding the application for listing of Securitas Direct's Class B shares on the Stockholm Stock Exchange, no guarantees can be made regarding the liquidity of the share. The share price will be affected by such factors as variations in the company's earnings and financial position, changes in stock-market expectations regarding future profits, supply and demand for the shares, trends within the company's market segments and the economic trend in general. This means that the price at which the share is traded will vary.

Higher costs as an independent listed company

Prior to the implementation of the distribution of the shares in Securitas Direct, Securitas Direct is a wholly owned subsidiary of a listed company. Consequently, Securitas Direct has a limited operational history as a consolidated unit on the basis of which the Group can be assessed and earlier has not had any direct responsibility for corporate governance, financial reporting and the disclosure requirements that apply to listed companies. As a listed company, Securitas Direct will be affected by increased costs for legal advise, accounting and other costs that the company has not previously been directly responsible for.

Future dividends depend on several factors

Shareholders in Securitas Direct will be entitled to dividends as from the financial year 2006. The size of any future dividend is dependent on the company's future earnings, financial position, cash flow, working capital requirement and other factors.

In accordance with Securitas Direct's current dividend policy, no dividend will be paid in the next few years. See further under "Dividend policy" on page 18.

Shareholders with considerable influence

Approximately 16 percent of the shares and approximately 41 percent of the total number of votes in Securitas Direct will, following the distribution, be controlled by Gustaf Douglas and Melker Schörling (directly or through companies and closely related parties). These shareholders have entered into a shareholders agreement regarding the ownership in Securitas Direct (the shareholders agreement is described in "Legal matters and supplementary information" on page 70). These shareholders will jointly be able to exercise a considerable influence in matters where the shareholders have voting rights.

BACKGROUND AND REASONS

On February 9, 2006, Securitas announced its intention to distribute Securitas Direct to Securitas' shareholders and list the company on the Stockholm Stock Exchange in a bid to raise transparency, specialisation and shareholder value. Thus, the Board of Directors of Securitas proposes shareholders at the Extraordinary General Meeting on September 25, 2006 to approve the decision to distribute all shares in the subsidiary Securitas Direct to Securitas' shareholders in the form of a dividend.

This distribution is a natural step in the development of Securitas. During the past 20 years the Securitas Group has expanded through organic growth and acquisitions to become one of the global leaders in security, with more than 200,000 employees and sales of SEK 66 billion (2005). Securitas has contributed to developing the security industry to become more focused and independent, with distinct market players that offer professional security. As a result of its substantial market position in most countries, Securitas has been and remains a driving force in the industry.

In a bid to stay at the frontline of developments of the security industry, it is a rational step to split up the current Securitas into individual security companies. This stage of increased differentiation and specialisation is aimed at permitting a sharper focus on the service development for various customer segments, enhanced market recognition and increased potential to create shareholder value. Size and consolidation have been key concepts during the build-up of Securitas and other market-leading security companies in the past 20 years. In the future, knowledge and innovation will be crucial competitive tools.

Securitas Direct has attained such a size and level of specialisation in terms of customer offering, market position, customer segmentation and business development that the advantages of complete independence are greater than the benefits of Group integration. Securitas Direct is sufficiently mature in terms of management, administration, operational control and business development to be ready to continue as an independent company in line with its specialised business model.

Securitas Direct's customers – primarily individual and small companies – demand customised solutions and impose specific demands in terms of products and services. In-depth insight into customer requirements and a focus on the ability to create tailored security solutions with the utilisation of new technology and systems are key factors in being competitive. As an independent company, Securitas Direct can follow and individually focus and design growth strategy with an organisation and capital structure that supports this growth.

Consequently, the driving force behind the proposed distribution is the need for greater focus and specialisation deriving from customer requirements. These factors create the potential for the further enhancement of customer satisfaction, income growth and business potential, thereby raising shareholder value. Also, the break up of the current Securitas is expected to increase the transparency of each operation, while shareholders gain the potential to adjust their holdings in each company.

The Board of Directors of Securitas, with its registered office in Stockholm, and the Board of Directors of Securitas Direct, with its registered office in Malmö, are responsible for the information in this prospectus and hereby declare that all reasonable care have been taken to ensure that the information contained in this prospectus, to the best knowledge of the Boards of Securitas and Securitas Direct, is in accordance with the facts and contains no omission likely to affect its import.

Stockholm, September 5, 2006

Securitas AB (publ)
The Board of Directors

Malmö, September 5, 2006

Securitas Direct AB (publ)
The Board of Directors

TERMS AND INSTRUCTIONS



Provided that the Securitas Extraordinary General Meeting on September 25, 2006 resolves to distribute all shares in Securitas Direct to the shareholders in Securitas by means of a dividend distribution,[1] a person registered as a shareholder on the record day, September 28, 2006, will be entitled to receive one share in Securitas Direct for each share held in Securitas.[2] Except for being registered as a shareholder on the record day (directly registered or through a nominee), no further measures are required in order to receive shares in Securitas Direct.



One Class A share in Securitas
One Class A share in Securitas Direct
One Class A share in Securitas Systems
One Class B share in Securitas
One Class B share in Securitas Direct
One Class B share in Securitas Systems

DISTRIBUTION RATIO

For each Class A share in Securitas, one Class A share in Securitas Direct (and one Class A share in Securitas Systems) will be received and for each Class B share in Securitas, one Class B share in Securitas Direct (and one Class B share in Securitas Systems) will be received. In total, 17,142,600 shares of Class A and 347,916,297 shares of Class B will be distributed.



Sept. 25
Sept. 28
Sept. 29
Extraordinary General Meeting in Securitas. Last day of trading in the Securitas share including right to dividend
Record day
Expected first day of trading in Securitas Direct on the Stockholm Stock Exchange (shares registered on VPC account)

1) The resolution will be made public by way of a press release immediately following the General Meeting on September 25, 2006.
2) According to Swedish law and Securitas' Articles of Association respectively, no special rights exist for shareholders who vote against the proposed dividend distribution at Securitas Extraordinary General Meeting (so-called dissenters' rights in the US). Consequently, if shareholders holding at least 50 percent of the votes cast, vote in favour of the proposal, such a resolution will bind all shareholders in Securitas, including those shareholders who have voted against the proposal, and all shareholders in Securitas will accordingly receive shares in Securitas Direct subsequent to the approval of the distribution at the General Meeting.

RECORD DAY

The proposed record day with VPC for determination of who is entitled to receive shares in Securitas Direct is September 28, 2006.

RECEIPT OF SHARES

Those who on the record date are registered in VPC's register of shareholders in Securitas will receive shares in Securitas Direct without any action on their part. The shares in Securitas Direct will be available on the entitled shareholders' VPC account the day after the record day. VPC will then send a notice stating the number of shares registered on the VPC account of the receiver. Those who for some other reason are entitled to the dividend are requested to follow the instructions separately issued, when applicable, by VPC in conjunction with the record day.

NOMINEE-REGISTERED SHAREHOLDINGS

Shareholders whose holdings in Securitas are nominee-registered with a bank or other nominee will not receive any notice from VPC. Notification will instead be made in accordance with the respective nominee's general practice.

LISTING

The Board of Directors of Securitas Direct has applied for the listing of the company's Class B shares on the O-list of the Stockholm Stock Exchange. The proposed size of each trading lot is 500 shares. Trading on the Stockholm Stock Exchange is expected to start on September 29, 2006. Effective October 2, 2006 the Class B shares in Securitas Direct will be listed and traded on the Nordic List of the Stockholm Stock Exchange. The company's ticker on the Stockholm Stock Exchange will be SDIR. The ISIN code for Securitas Direct's Class B shares will be SE0001789306. Securitas Direct does not intend to apply for the listing of the Securitas Direct share on any stock exchange or market place other than the Stockholm Stock Exchange. Moreover, Securitas Direct does not intend to register the shares under the United States Securities Act of 1933 or any other foreign equivalent, or take any other action that would render Securitas Direct subject to the periodic reporting requirements of the United States Securities and Exchange Commission.

RIGHT TO DIVIDEND

The shares in Securitas Direct will entitle to dividend as from the financial year 2006. Payment of dividends, if any, will be effected by VPC or, in the case of nominee-registered shares, in accordance with the respective nominee's general practices. For more information, see "Dividend policy" on page 18.



PRESIDENT'S COMMENT



"Growth is a part of our identity and, at the same time, our greatest challenge."

Dick Seger,
President, Securitas Direct

CUSTOMER FOCUS, INNOVATION AND A BUSINESSLIKE APPROACH – THE BASIS FOR GROWTH

Securitas Direct helps people feel safe, by offering security services for homes and small companies.

Securitas Direct grows organically through the establishment of its own sales channels or in cooperation with local partner companies.

Today, we have more than 760,000 customers in nine different countries. Our goal is to increase our customer portfolio by 20 percent annually, while recording a positive profitability trend.

A STRONG CUSTOMER FOCUS – CREATES VALUE

Since its establishment in 1988, Securitas Direct has used customers' requirements as the basis of its offering, implying that an alarm shall be effective, problem-free and value-for-money. The security market is a strongly regulated market with many different traditions, opinion builders and stakeholders, who often make assumptions that are not based on customers' demands and expectations. From the start, Securitas Direct focused on organising the entire "*alarm-to-action chain*" by including all features in the offering to the customer. Our business model provided us with a better overview and control which, in turn, signified improved function and quality at lower prices for the customer.

GROWTH – THROUGH DEVELOPING THE MARKET

Securitas Direct operates in a market where demand and growth are primarily controlled by the selling activities of market players and willingness to invest in customers. This is a matter of developing the market rather than gaining market shares from competitors.

Market maturity varies considerably between countries in Europe. The prerequisites for the sale and delivery of security systems are controlled by the local market. The key to success is "when in Rome do as the Romans do" and adapt the offering to local regulations and traditions. The basic needs of the customers are the same, regardless of the market.

When we establish ourselves in a new market there are, generally, no established sales channels that we can utilise. Alarm installation engineers, who are the traditional sales channels to customers, sell locally through their contact networks in response to spontaneous customer inquiries, but they seldom sell actively. There are a large number of small competitors, but often there is no functioning market.

We were one of the pioneers in developing concepts, production instructions and sales channels, which facilitated the development of new markets and drove market growth. Our experience, combined with the strong position in the Nordic region and Iberia, is the basis for sales development in current markets and for the establishment of new markets.

COMMON PRODUCT PLATFORMS – STRENGTHEN CONDITIONS FOR LOCAL SALES AND BUSINESS DEVELOPMENT

Securitas Direct has a higher degree of specialisation than traditional alarm centres as we focus more on homogeneous customer groups, with a few products and common services. However, our structure for production and systems is mainly connected to local operations. Demands for improved functionality, quality assurance and efficiency, ensure that development must proceed toward larger common production platforms.

We have, therefore, during recent years worked with developing a common production platform, in which several countries can handle alarm monitoring, alarm communication, customer service and invoicing using the same IT platform. This will facilitate continued establishment and expansion in new and current markets.

Experience from this working method shows that production quality increases, while local management, to a significantly larger extent, can focus on marketing and sales.

OUR STRATEGY – SECURE MARKET DEVELOPMENT IN NEW AND ESTABLISHED MARKETS

Historically, Securitas Direct has succeeded in both developing the market and retaining a market-leading position against intense competition. From Norway, we have learned to refrain from taking success for granted and, from the Netherlands, that both competence and mobilisation of efforts are required to activate a new market. The fundamental strategy is, therefore, to stay where we are and not put the company into a position of unnecessary inconvenience.

Securitas Direct has been able to demonstrate growth of more than 20 percent for many years. In order to maintain this level of growth over the long-term, we must continue to develop sales volumes in our Nordic markets and Iberia, while our establishments in the Central market must receive improved system and production support in order to focus on sales development and establishing new sales channels. Therefore, our next step is to introduce our common production platforms in the Central market to invest more strongly in sales development.

Market penetration is low in Europe and at present we do not believe it is an obstacle for future sales and expansion.

SATISFIED CUSTOMERS – BASIS FOR CONTINUED EXPANSION AND DEVELOPMENT

The customer portfolio empowers us to invest in new customers. Volume development and quality in the customer portfolio create value. A customer that stays for 12 years allows us to make larger initial investments than a customer who stays for eight years. Satisfied customers stay longer and allow us space to develop and offer improved products and services. As long as each new customer is a profitable investment, we have room to grow.

In the sector, Securitas Direct has relatively few customer cancellations, which, coupled with our new customer inflow, provides us with a strong position for the future. Compared with many of our competitors, our sales volume provides us with scale benefits in the form of lower purchase prices for products, and makes it easier for us to make further invests in new technology and development.

Following 18 years of continuous growth, during which we have been a part of Securitas, we are now on the threshold of being listed. As an independent company, we will have greater freedom to develop our business concept and to combine our services with Securitas, as well as other market players. We foresee broad shareownership through the stock exchange, combined with a strong principal owner and future part-ownership by personnel and management, as a long-term possibility for continued growth and development.

It is my hope that Securitas Direct's offering and business model, combined with our growth ambition, will be seen as an attractive investment alternative in the future.

You are welcome to become a shareholder in Securitas Direct.

Malmö in September, 2006.

Dick Seger
President

MARKET DESCRIPTION

OVERALL MARKET STRUCTURE

The market in which Securitas Direct operates can be broadly defined as the market for security solutions for homes and small companies. This market is quite different from the market for security solutions for large companies, government bodies and institutions, partly in that the solutions installed on customers' premises are less complex and involve fewer components, whereas simplicity, scalability and user-friendliness are highly significant. Selling the solutions to homes and small companies is also quite different in that market penetration is low and sales are mainly driven by the suppliers of security solutions.

Demand for security solutions from homes and small companies can range from guard dogs to advanced alarm systems. The market for alarm systems can be divided into two segments: *light security*, which encompasses traditional local alarms that are not connected to any alarm centre, and *high security*, encompassing monitored alarms relaying to guards and the police. Securitas Direct operates within *high security* alarm systems.

MARKET STRUCTURE

Light Security	High Security	
Local alarms	Monitored alarms	Concept alarms
• Local installer firms • Do-It-Yourself (DIY) • Own monitoring via web or cellphone • Introduction of new IP services opens the door to new telecom players	• A large number of alarm centres in Europe • Professionally installed alarms • Local installer firms	• Global and regional players • Energy and telecom suppliers • Banking and insurance companies
Customer-driven market	Installer-driven market	Sales and market-driven market

A typical alarm installation in the *high security* segment consists of a central unit, a control panel, movement detectors, magnet contacts and an alarm siren. Alarms are relayed to an alarm centre, which can then decide on the appropriate response – which in the case of a suspected break-in could mean a call-out guards or police.

The value chain for an alarm system is as follows:

- Sales and installation
- Monitoring, customer service and support
- Response
- Local presence for service, support and modifications

Securitas Direct's services span the entire value chain but do not include response, which is handled by security guards, the police or emergency services.

The market in which Securitas Direct operates can be further broken down into two customer segments – homes ("Consumer") and small companies ("Professional"). The security solutions that Security Direct offers in the professional segment are more complex than its offerings in the consumer segment.

In addition to Securitas Direct, players in *high security* alarm systems for homes and small companies in Europe include a large number of local and regional players, and large security companies, for which alarm systems for the private market are part of operations. There are also a certain number of large players in the market that have a different main business and who offer security solutions as a complement to their main offering. These companies are mainly in the energy, telecom, banking and insurance sectors.

MARKET DEVELOPMENT

The market for security solutions for the home and for small companies has undergone an extensive transformation in the past 15 years.

Prior to 1990, various players provided the services of installation, monitoring and response measures, which

Information regarding market growth and market size and market shares and Securitas Direct's market position in absolute terms or in relation to competitors as noted in this prospectus represent Securitas Direct's overall assessment based on both internal as well as external sources. Securitas Direct is not aware of any single available statistical data that provides a pertinent picture of Securitas Direct's markets. The sources on which Securitas Direct has based its assessment include industry statistics, information from independent research organisations such as Berg Insight and information from subsuppliers. Securitas Direct has endeavored to accurately reproduce the information from these sources in the prospectus. Neither Securitas Direct nor Securitas have, however, verified the information from these sources. To the knowledge of Securitas Direct and Securitas, and as far as they can judge, no factual information has been omitted that could render the data inaccurate or misleading.

meant customers were obliged to sign a contract with each player. The price was high and the quality low, since there was no coordination of the various services.

In around 1990, market players began to coordinate installation, monitoring and response measures, and these were then offered to customers as standardised package solutions. This meant customers needed only to sign a contract with one player.

In 2000, a break-through occurred in the security market for wireless security solutions and voice verification. New technology offered improved voice verification and enhanced user-friendliness. This, combined with the fact that the players integrated installation, monitoring and response measures in a single company, provided the means to offer better service at a lower price.

At the end of 2004 and beginning of 2005, the first camera alarms for the home and the small companies were installed. This significantly enhanced service quality in that it was then possible to verify the reason for any given alarm. This created a solid foundation for better control and prioritisation of guards called out in response to an alarm, while simultaneously improving cooperation with the police.

MARKET TREND


Different suppliers
• High price
• Low quality
• Poor service
Packaging of concepts
• Reasonable price
• Better quality
• Good service
Wireless alarm with local support
• Good price
• Good quality
• Good service
Verification by voice and photo
• Good price
• High quality
• Good service
• High security
< 1990
1990
2000
2005

In all of the phases described above, Securitas Direct has been at the forefront of service development in alarms for homes and small companies. Securitas Direct has contributed to market development by continuously identifying applications for new technology.

MARKET MATURITY

The market in Europe is generally underdeveloped for alarms that are connected to alarm centres and actuate a response. Securitas Direct estimates that market penetration of monitored alarms in Europe is approximately 4 percent, whereas the corresponding figure for the US is about 20 percent. The low penetration in Europe of this type of alarm provides wide scope for long-term growth, and demand for security solutions is believed to be rising in a large constituency of middle income-earners.

The sales arguments – primarily, that the security solutions are efficient, easy to use and give value for money – are strong, since experience has shown that alarms connected to alarm centres reduce the number of burglaries.

MARKET PENETRATION IN EUROPE 2005

Number of homes in Europe	Approx. 170 million
Number of small companies in Europe	Approx. 30 million
Number of alarms installed	Approx. 35 million
Of which monitored alarms	Approx. 7–8 million
Market penetration	Approx. 4%
Securitas Direct's customer portfolio[1]	762,000 customers

Source: Berg Insight, Wireless M2M Communication and Security, Second Edition, Europe 2006, www.berginsight.com

1) As of June 30, 2006

The European market potential for Securitas Direct is estimated at 170 million homes and 30 million small local companies in 2005. The level of market penetration varies among the markets in which Securitas Direct has direct operations, as the following table illustrates. Securitas Direct estimates the annual penetration growth in Europe at 0.3–0.4 percent.

MARKET PENETRATION IN 2005 BY MARKET

Country	No. of homes, millions[1]	Penetration rate, %
Sweden	4.3	8%
Norway	2.1	10%
Denmark	2.4	6%
Finland	2.4	2%
France	24.9	3%
Netherlands	7.0	5%
Belgium	4.1	7%
Spain	14.4	6%
Portugal	3.7	4%

Source: Eurostat Yearbook 2005 and Berg Insight, Wireless M2M Communication and Security, Second Edition, Europe 2006, www.berginsight.com

1) Data from 2003

Securitas Direct estimates the number of alarms sold in Europe in 2005 at 2.5 million. Of these, approximately 1.1 million were DIY alarms and local alarms without connection, and approximately 1.4 million were monitored alarms sold to homes and small companies.

ESTIMATED TOTAL ALARM SALES IN EUROPE IN 2005


Light security
1,100,000
High security
1,400,000
DIY
500,000
Local alarms
600,000
Monitored Homes
600,000
Monitored Small companies
800,000
– Change of supplier
– Service and upgrade
350,000
250,000
Net growth of alarm systems

Of 1.4 million alarm systems sold, it is estimated that about 800,000 systems were installed to replace existing systems, with reasons being service, upgrade or change of alarm provider. The annual net growth in the number of customers in *high security* alarms was approximately 600,000, and of these Securitas Direct accounted for 150,000 customers.

COMPETITION SITUATION

Securitas Direct's main competitors can be found in the *high security* segment, which encompasses monitored alarms with relay of alarms to guards and police.

In the Nordic Consumer segment, Securitas Direct competes primarily with the national players Sector Alarm and Hafslund, and to a lesser extent, Trygga Hem and Group 4 Securicor. In Belgium, France and the Netherlands (Central), the competition situation is characterised by such major players as banks and insurance companies offering security services, in which price is a clear competitive tool. However, Securitas Direct's services are clearly differentiated by containing a higher service level and close proximity to the customer. In addition, Securitas Direct is more active in sales than most of its competitors through case-finding sales activities. In Spain and Portugal (Iberia), Securitas Direct competes with the Spanish security companies Prosegur and ADT, as well as a large number of smaller and more local players.

In the Professional segment, Securitas Direct's largest competitors are Securitas Systems, Group 4 Securicor, ADT, and a number of small and medium-size installation companies.

In addition to specialised security companies such as Securitas Direct, ADT, Group 4 Securicor and Prosegur, as well as a number of local installers, other players in telecommunications, energy, banking and insurance have permanently or sporadically begun to offer security solutions to homes and small companies. These players have large numbers of customers with well-established trust, so they have lower contact and marketing costs per new alarm customer. In addition, they often have major resources for marketing and customer investment. They often offer customers package deals at a low price, in which the alarm system and alarm monitoring are part of their customer programme to enhance customer loyalty for their core products. In this context, their alarm services business is supplementary to their core business.

Securitas Direct's European market share for homes and small companies is estimated at 11 percent, with a concentration in the Nordic countries and Spain, where Securitas Direct is estimated to command a market share of 30 percent.

SECURITAS DIRECT'S SALES AND ESTIMATED MARKET SHARE 2005

Country	Sales, SEK M	Market share, %
Sweden	559	34
Norway	276	27
Denmark	178	23
Finland	73	22
France	178	15
Netherlands	4	4
Belgium	27	9
Spain	1,334	35
Portugal	77	8
Total	2,706	11

Competitive advantages

Securitas Direct's competitive advantages comprise a number of components:

Complete service offering

Securitas Direct offers its customers a convenient protection through a complete service offering, from installation by monitoring and call-outs for service maintenance. Consequently, the customer does not need to contact several different suppliers of subsidiary services, but has Securitas Direct as responsible total supplier.

Established brand that offers security

Through a historical base within the Securitas Group and long establishment of the Securitas Direct name, the company now has a strong brand, with a high rate of recognition among customers. The brand represents a reliable service and is a guarantee of long-term relations with customers.

Reliable service based on products at the forefront of technology

In recent years, Securitas Direct has introduced new technologies that are at the forefront of development in the industry. The company now offers movement detectors with built-in cameras and central units with integrated GSM connections to alarm centres, providing both secure verification of the reason for the alarm and a high level of operational reliability in the transfer of the alarm signal to the alarm centre. In addition, the range includes products that can handle the special conditions in the home, such as the presence of pets of different sizes.

High degree of user-friendliness

Securitas Direct works determinedly with product design, primarily to offer customers products that are attractive, easy to use and that fit into a modern home and company. The design is also aimed at differentiating Securitas Direct from its competitors and thereby strengthening the unique aspects of service and product.

A product with well-conceived design facilitates use and reduces misuse, thereby also increasing the degree of security and reliability.

Securitas Direct's size benefits the customer

Securitas Direct's size offers the customer a number of benefits. In addition to the long-term approach that characterises the company, there are resources and capacity to take early advantage of new technology, which benefits the customers in their individual security solutions, in which GSM transmission and image-based identification are two examples.

The company's size also offers the possibility of large-scale purchasing and, accordingly, the achievement of consistent high quality and advantageous prices, which ultimately serves the customer's interests.

Focused and motivated organisation

Since Securitas Direct has a long-term approach in all relations and offers its employees and partner companies competitive and attractive conditions, the company has skilled and committed personnel. This benefits the customer in the form of low turnover of contact personnel and high service quality.

DRIVING FORCES AND TRENDS

The industry is characterised by relatively high turnover in terms of the rate at which companies exit the market and others enter the market. Securitas Direct does perceive a long-term trend whereby the traditional local alarms are increasingly replaced by monitored alarms including relay to a contact person or directly to the customer's cell phone. The *light security* market is becoming rapidly standardised and attracts large service producers in energy, telephony, banking and insurance. Just how this will affect the *high security* market, which is based on high precision to enable the provision of expert guard services and engaging of police assistance when necessary, it is too early to say.

The desire for control

People in Europe spend an increasing proportion of their time outside the home, due to employment and travel, for example. When the parents are away, it is often the children in the family who risk being confronted with burglary, fire and vandalism of their home. Consequently, there is a need to feel secure and have control of the situation at home. For the customers, this is not primarily a matter of a concrete fear of burglary or assault, but rather a desire to have control when they are not physically present.

Price and availability

The presence of more players in the market increases availability, the prices drop and user-friendliness increases. Over the more than 15 years during which Securitas Direct has been operating, alarms for homes and small companies have developed from being an exclusive niche product to being an easily available consumer product. Consumers are increasingly used to purchasing products and services by subscription and alarms have gradually become as common a feature of everyday life as broadband and computers. Alarms are currently sold and delivered in ways that require less intervention in the properties and minimal inconvenience for the user.

Verification

The new technology, with graphics, sound and data, is probably the beginning of a huge change in the alarm industry. As a result of new verification services, the response assignment can be specified and scaled much more precisely than before, which will increase customer security through increased trust among guards, police and the emergency services that are dispatched to provide assistance when an alarm is received. Moreover, Securitas Direct sees increased acceptance of advanced public video surveillance as a consequence of the public debate on terrorism. Image verification in the event of alarms gives the customer an increased sense of control and security.

Connection and integration

The trend is towards an increasing number of functions in the home being able to communicate and exchange information. More and more people have access to mobile telephones and the Internet. Home electronics are increasingly connected to integrated systems, such as the connection of the Internet, TV and telephony.

These trends could influence Securitas Direct's operations in the future, as has already been shown in that customers have requested the integration of alarms and broadband connections.

Technological development implies that new players can enter the alarm market, for example, from the data and telecom sector, which already provides broadband for Internet and telephony.

It would not be a large step for these players to start providing alarms integrated with their offerings, and this would have ramifications for Securitas Direct's operations. Experience from Internet commerce, for example, shows that customers' receptivity for new technology is low, unless it is linked to a worthwhile service content. Securitas Direct has opted to satisfy that need by establishing a high degree of service both in the customers' geographical area and in the manning of alarm centres. When the company subsequently provides new technology for verification and communication, Securitas Direct can enhance the efficiency of its product, increase its cost-effectiveness and meet customer expectations of high security and convenience.

BUSINESS CONCEPT, GOALS AND STRATEGIES

BUSINESS CONCEPT

Securitas Direct provides efficient, convenient protection, accompanied by superior service, to homes and small companies, at a reasonable price.

MISSION

Securitas Direct's mission is to offer security solutions that give customers peace of mind.

VISION

Securitas Direct aims to be a leading international service provider founded on trust and performance. The company will realise this vision through:

- Excellent service
- Entrepreneurship
- Innovation
- Ensuring the customer perceives genuine value in the service

GOALS AND DIVIDEND POLICY

Operating goals

Securitas Direct's operating goals are:

- Annual net growth of customer portfolio exceeding 20 percent
- Cancellation ratio in the customer portfolio shall be less than 6 percent annually
- Pay back time for investments in new customers shall be less than 4 years.

Financial goals

Assuming operating goals are achieved, Securitas Direct's ambition is that this will result in an average annual organic sales growth of more than 20 percent, with an operating margin[1] of approximately 8–10 percent.

Dividend policy

Based on the growth targets that Securitas Direct has established, the Board of Directors expects that the company's cash flow will be reinvested in its operations. Consequently, no dividend is expected to be paid over the next few years.

STRATEGIES

Securitas Direct's success is based on a combination of a strong focus on growth, scaleable concepts and well-developed entrepreneurship.

Main strategy: simultaneous growth and profitability

Securitas Direct's main strategy is to continue to grow while maintaining its profitability. Strong growth creates value for the company's shareholders, increases its operational freedom of action and strengthens its position to be perceived by employees and partner companies as an attractive employer and client.

Securitas Direct's ability to fulfill its primary strategy is evaluated with respect to the three operational key data – net growth of customer portfolio, cancellation ratio and pay back time.



1) Defined as operating income as a percentage of total sales.

Securitas Direct aims to combine growth with maintained profitability, through:

- increased penetration of existing markets, and
- establishment in new markets

Growth is to occur organically. Securitas Direct defines growth as the annual net growth in the number of customers in the company's customer portfolio. This growth shall amount to 20 percent a year.

Outcome of the main strategy
During the period 2001 through 2005, Securitas Direct had an annual average net growth of 29 percent in its customer portfolio. Growth occurred with profitability and mainly organically.

Partial strategies

Securitas Direct has defined a number of partial strategies to enable the company to successfully fulfill its growth strategy and achieve its three operating targets:

Strategy for focused entrepreneurship through common business and production systems

To facilitate ongoing high sales growth, the company has opted to invest in a Group-wide platform consisting of business and production systems.

The purpose of the platform is to increase operational efficiency by making it possible for Securitas Direct's entrepreneurs to devote less time to establishing and maintaining unique systems and administrative routines, and to increase its focus on sales. This strategy is particularly significant for entrepreneurs who establish operations in new markets.

SALES ENTREPRENEURS


Sales
Market A
Sales
Market B
Sales
Market C
Shared production platforms
Common business systems

Routines for successful recruitment – Talent Management

Ongoing growth requires access to highly motivated entrepreneurs. The ability to attract and recruit highly qualified and highly motivated employees is, therefore, of the utmost importance. Accordingly, Securitas Direct maintains a well-functioning system for talent scouting.

Long-term customer relationships

Securitas Direct's aim is to establish long-term customer relationships. The initial investment in a new customer is significant and the pay back time is usually three to four years. Minimising the number of customer cancellations is, therefore, essential to achieving strong profitability with the business model. The target is to maintain the cancellation ratio during a year less than 6 percent. The primary means by which this is to be achieved is by providing well-developed, quality-assured solutions and offering customers a high level of service.

User-friendly, standardised and scaleable products

Securitas Direct's products and services are designed to provide security and give customers a feeling of simplicity and convenience. User-friendliness and design are therefore keywords for the company's products and systems. To minimise installation and maintenance costs, the products must also be easy for Securitas' personnel and partner companies to operate.

Securitas Direct strives for a high degree of concept standardisation and scalability in order to guarantee a high level of service for customers, high cost-effectiveness and, at the same time, favourable opportunities for effective launches in new markets.

A strong brand

A well-established brand with correctly perceived characteristics can facilitate the sale of the product to the customer and increase the level of customer-driven demand. Securitas Direct brands should be perceived in each individual market as representing security, reliability and high-quality service.

The brand should visualise and communicate Securitas Direct's values in all of the contexts in which a customer comes into contact with the company – from product design and marketing material to staff clothing and cars, and on Securitas Direct's premises.

Efficient distribution and sales

Securitas Direct's products and services are marketed and sold by company personnel and through partner companies in direct contact with the customer. Ensuring that the company's own personnel and its partner companies have the necessary expertise and commitment to successfully and proactively market Securitas Direct's solutions is therefore critical. That is why Securitas Direct deliberately pursues quality assurance of this process.

From now on, Securitas Direct will evaluate alternative sales channels such as alliances with construction and telecom companies, as well as insurance companies, the significance of which is expected to increase in the future.

OPERATIONS



HISTORY

Year	Event
1988	Securitas Direct established in Sweden
1992	Operations in Norway started
1994	Operations in Spain and Finland started
1996	Acquisition on France
1998	Operations in Denmark integrated from other parts of Securitas
2000	Operations in Portugal started and wireless alarms introduced
2001	Aroundio concept established
2004	Operations in the Netherlands started
2005	Operations in Belgium integrated from other parts of Securitas and burglar alarms with built-in camera detectors introduced
2006	Securitas Direct listed on the Stockholm Stock Exchange

PRIMARY OPERATIONS

Securitas Direct is a service company providing high-quality security solutions to homes and small companies, based on a standardised range of alarm products. A typical alarm installation consists of a central unit that contains electronics for communications and control of other alarm components, a control panel for arming and disarming alarm systems, an alarm siren, motion detectors and magnetic contacts. The range is deliberately standardised to facilitate the provision of high-quality service and prompt repairs. The rule of thumb is that it must be possible to accommodate the entire range in a service truck, so the customer should never have to accept delivery times for spare parts. Prompt service is key in providing convenient service and creates trust among customers for quick response to alarm incidents.

Securitas Direct's offering contains several links in a value chain consisting of the sale and installation of burglar alarms, installations and service, monitoring, customer service and support, local presence for service, support and modifications. From its experiences form earlier years, Securitas Direct now has a high level of competence in its ability to offer customers high security. Through quality assurance of the entire chain from installation to repair, Securitas Direct can also provide partners such as security companies, the police, emergency services and other players a solution by which the number of false alarms have been reduced to a unique level of the industry. Thereby, Securitas Direct can contribute to a lower level of call-outs, optimal resource utilisation and reduced costs.

Securitas Direct's operations are organised in two business areas – Consumer and Professional. The Consumer business area offers wireless security solutions to homes. The offering of the Professional business area consists of more complex wireless security solutions to small companies.

SECURITAS DIRECT'S QUALITY-ASSURANCE MODEL

Securitas Direct's alarm centres receive thousands of alarms a day. If all alarms resulted in call-outs, resources would be inadequate: police, fire department and guards would all be occupied in traveling to businesses and homes just to discover that the majority of the alarms received are false alarms.

The solution is called verification and prioritisation. By automatically and manually analysing all alarm signals received by an alarm centre, the number of emergency call-outs can be reduced to a fraction of the alarms received. The difficulty of the analysis lies in knowing what to prioritise and how to prioritise it. In the case of robberies and break-ins, the police and guards should be sent immediately, whereas for technical problems it may be sufficient to have a technician provide service within 24 hours.

Since the start in 1988, Securitas Direct has focused on a variety of methods for verifying alarms received. At first, the company used routines such as call-backs – that is, an operator would call the alarm owner when an alarm had been received at the alarm centre to confirm that the call was legitimate. As technology developed, Securitas Direct's methods became more refined – current methods include detectors with built-in cameras. Securitas Direct has summarised and packaged these routines in a quality-assurance model. The model verifies, with a high degree of reliability, that the alarms which Securitas Direct relays for response call-outs are legitimate.

Securitas Direct's quality-assurance model is based on a combination of several interacting factors. Just how these factors work is documented in the form of routine descriptions for all areas that bear on the quality of Securitas Direct's products and services. Certain routines are shared with other companies in the industry – for example, ISO certification of alarm centres. However, the majority of the routines are unique to Securitas Direct.

The following is a presentation of the key components of Securitas Direct's quality-assurance model.

Product development

Securitas Direct's products are manufactured by the leading suppliers in the industry. In cooperation with these suppliers, Securitas Direct adapts the suppliers' standard products so that they meet Securitas Direct's requirements.

Securitas Direct and its suppliers have been on the leading edge in terms of making various camera technologies available to homes and small companies. Today, Securitas Direct can install a movement detector with a built-in camera in the majority of homes at very small extra cost.

In terms of product design, Securitas Direct has worked with established suppliers that have designed Securitas Direct's home alarms so that they provide an elegant décor and can be installed wherever they might best fulfill their function.

Installation and planning

Good products that are installed incorrectly are not satisfactory. Simplifying the installation process and highlighting the importance of planning in all staff training reduces the number of false alarms.

When Securitas Direct installs detectors for a customer a list of sections is prepared making it easy for the alarm operator to understand what has happened in the event of an alarm. In this way, the operator can easily follow and recreate the chain of events leading to the alarm and take corrective action. To facilitate this, the operator can also obtain access to detailed logs showing all recent events relating to the customer's alarm system.





User-friendliness

The products must be easy to use – not just for the end-user but also for the installer. Products that are complicated and not clearly explained lead to a larger number of false alarms. Securitas Direct has deliberately limited the number of detectors in its range and has instead opted to maintain higher quality. Consequently, Securitas Direct's installers can specialise in the components that are the most important and that solve the customer's primary need for protection.

Communications and systems

Traditionally, burglar alarms communicate via the customer's existing telephone subscription to an alarm system located in the operator's alarm centre. Development in IT and telecommunications over the past few years has created many new opportunities and solutions. By connecting the alarm to the alarm centre via GSM communication that is built into the alarm, instead of via the customer's own telephone line, Securitas Direct achieves several advantages. This not only reduces the risk of sabotage, but also eliminates the risk of conflict with other communication systems such as broadband and telephone switches on the customer's premises.

The systems used by Securitas Direct for alarm management are the same systems that are used by all alarm centres in the countries in which Securitas Direct operates. Securitas Direct cooperates closely with the system suppliers and participates actively in the development of new functions. In this way, the system has become unique to Securitas Direct and has several functions for verifying alarm signals received.

Securitas Direct actively promotes the introduction of common production systems that facilitate the delivery of IT and communications from common global technical platforms, allowing multiple operating units in different countries to serve as backup sites for each other. However, this in itself is not sufficient to deal with all functions relating to alarm management, sales, installation, service and invoicing. The local operators must also have sufficiently large physical space in reserve to enable them to continue operating in the event of major damage. When the alarm centres reach a certain size, it is not possible to let another alarm centre stand for the entire reserve capacity. The transfer of business systems to common global technical platforms and the establishment of reserve locations close to major primary operator sites have been implemented in several countries and is ongoing in others. Current systems are satisfactory and support daily operations.

Alarm management and routines

Securitas Direct's alarm centres only handle alarms installed by Securitas Direct using standardised products. This ensures that the alarm operators' routines are clear and easy to follow. This also eliminates the risk of uncertainty as to what type of equipment the customer has and the response measures which need to be taken.

Due partly to the recently introduced alarm systems with integrated camera detectors, Securitas Direct is now able to pinpoint the cause of any alarm signal with a very high degree of reliability.

Response

When the operator in the alarm centre establishes that a personnel call-out is required, by applying the various verification methods, this response may be specialised and assigned priority. With crime-related call-outs, several players may be called to the site, providing further security for the customer and for guards. In the case of confirmed service calls, there is no need to involve guards or police, as the problems can be resolved by Securitas Direct's own service personnel.

Follow-up

The installers working for Securitas Direct are exclusively supplied with alarm systems by Securitas Direct. They are Securitas Direct's local representatives in the vicinity of the customer and are thus responsible for ensuring that the system works the way the customer wants. They are in regular contact with the customer to provide service, maintenance and upgrading. This enables Securitas Direct to ensure that the alarm systems that are installed on customer premises work properly.



SALES PROCESS

Securitas Direct's new sales occur through specific targeting of new customers, either by the company's own sales organisation or through local partner companies. Supplementary sales channels, such as alliances with construction and telecom companies, as well as insurance companies, account for a small portion of sales, but this portion is expected to increase in the future. In the Nordic market, most of the new sales are through partner companies, while the majority of sales in the Iberian and Central regions are carried out by Securitas Direct's own sales organisation.

THE PARTNER MODEL

Securitas Direct's sales, installation and service are carried out by the company's own personnel or through local partner companies. The entrepreneurship of these partners is a key driving force behind both sales and the establishment of high-quality service within Securitas Direct. Partners have a high level of loyalty and generally remain loyal to the Securitas Direct concept.

The basic partner structure consists of small companies with small geographic areas.

The partner model that Securitas Direct has developed is based on the idea that partner loyalty increases as the customer base increases. The basis of partner loyalty is that partner companies' financial situation develops favourably and that the partner companies see that they can achieve greater security and success within the framework of concept cooperation with Securitas Direct than by running their own operations. The main principle is that the partner companies should have the same incentive and driving forces as Securitas Direct – that is, that anything that favours the partner companies also favours Securitas Direct.

The success of Securitas Direct's partner model requires that the partner companies enter into the model in the correct manner, and with the proper expectations of return. Securitas Direct has developed a basic framework to govern the recruitment, selection and qualification of new partners. There is also an operating manual describing in detail how the various components of sales, installation and service should be managed to reduce misunderstanding and avoid disputes between the parties.

The Aroundio concept

Within its Consumer business area in the Nordic market, Securitas Direct has developed the Aroundio concept, whereby the partner at the local partner company combines the roles of sales representative and installer and carries out service rounds within a particular district. The partner generally resides in the district for which he or she is responsible. The agent carrying out service rounds performs technical service and often assists guards or police in responding to daytime alarms, while guards or the customer's contact person cooperates with the police in responding to alarms at other times. Aroundio improves the content of Securitas Direct's offering in that customers' sense of security is strengthened by the continuous presence of a partner in the neighborhood.

A corresponding model based on company-employed personnel has been developed in the markets in Spain and Portugal.

The markets in which Securitas Direct operates are divided into many small sales and service districts. The districts vary depending on the type of development, distance, traffic and market maturity. Proximity to customers is key in the creation of valuable service content. This applies both to sales and to technical service and alarm response. The aim is to keep the districts as small and compact as possible, so that responses to emergency service calls or the displacement of guards or police can be kept brief and be carried out quickly.

In Sweden, Aroundio is conducted in franchise form. Securitas Direct's intention is to operate its partner concept as franchises in all markets in the future, as this would simplify and formalise the relationships between Securitas Direct and partner companies.

FLOW CHART


Partner
(Franchisee)
The partner purchases products from the supplier
Supplier
The partner sells all customer rights and obligations to Securitas Direct.
The partner signs an annual service contract.
The partner invoices the customer for installation and products
The partner signs a lease and monitoring contract for Securitas Direct.
The supplier invoices Securitas Direct for rental products.
Customer
Securitas Direct invoices the customer for rent and monitoring.
Securitas Direct

The cooperation between Securitas Direct, the partner company, the alarm product supplier and the customer, when the partner company is a franchisee, is illustrated by the flow chart in the figure above.

In markets in which the partner company are not yet franchisees – that is, all markets except Sweden – the cooperation differs somewhat from the illustration in the above flow chart. In cases where the partner company is a franchisee, the partner invoices the customer for the alarm installation, whereas if the partner company is not the franchisee, Securitas Direct invoices the customer for the installation. Regarding the monthly fee that the customer pays for monitoring and rental fees, however, it is Securitas Direct that invoices the customer, regardless of whether the partner company is a franchisee or not.

Partner recruitment

Securitas Direct focuses strongly on partner recruitment and training. All partners undergo extensive internal training in sales, service and installation. Partners are also trained in business practices and receive support in running their own operations.

Securitas Direct devotes a great deal of effort to identifying potential partners. It places a premium on potential recruits' entrepreneurship, sales and service skills and strong local ties.





"Our key operational figures have the major advantage of being suitable for use at all levels of the company – from evaluating individual customer relationships to measuring overall Group performance."

Lars Andersson,
CFO, Securitas Direct

CFO'S COMMENTS ON REVENUE MODEL AND COST STRUCTURE

The dynamics of Securitas Direct's business concept reflect a financial model founded on attracting new customers and taking good care of existing clients. Together, the financial model and business concept are designed to deliver steady growth over time while maintaining low levels of financial risk and a long-term focus on creating the right operational structure in each market.

When new customers join Securitas Direct they pay an initial connection fee for alarm installation and thereafter a monthly charge for monitoring and intervention. The monthly charge is Securitas Direct's most important revenue stream. Customers pay an average connection fee of SEK 5,000 and an average monthly charge of SEK 250 (not including VAT in both cases).

Securitas Direct owns most of the equipment installed on customers' premises and capitalises the cost of this property in the balance sheet as a tangible asset. Depreciation is over five years. Securitas Direct recognises customer rights acquired by its franchise partners as intangible assets in the balance sheet. These assets are amortised over five years. All other costs arising from new sales and installations are expensed in the income statement.

Securitas Direct focuses strongly on recruiting new customers. Since new customers do not pay the full cost of alarm equipment and installation, it is vital that the company retains customers for a long period. Securitas Direct uses the pay back time on new customer investments to measure operational efficiency. If the pay back time is four years it means that the customer must remain with Securitas Direct for more than four years for the investment to be profitable. Historically, the pay back time has been just over three years. In 2005 it was 3.4 years.

Securitas Direct tracks the period of time in which the customers remain with the company by monitoring the cancellation ratio. In the last five years the cancellation ratio has varied from 3.6 percent to 5.6 percent, and in 2005 the figure was 5.3 percent.

Growth has been primarily organic and is expected to remain so for the foreseeable future. The business concept is based on specialisation and standardisation, which makes it difficult to acquire and integrate customers from other companies into the Securitas Direct business system. The aim is to continue the streamlining of basic business processes to create more scope for innovation and the development of improved services, products and market channels.

Over and above the cost of recruiting new customers, the company's main expenses are personnel, technology, property and call-outs.

SECURITAS DIRECT'S FINANCIAL MODEL


Acquisition of new customers
New customer
×
Acquisition cost/customer
=
Total acquisition cost
Handling of current customers
Gross customer portfolio
–
Customer cancellations
=
Net customer portfolio
×
Contribution per month/customer
=
Cash flow for the portfolio
Pay back time
Customer portfolio growth
Cash flow



ESTABLISHMENT IN NEW MARKETS

Two basic factors are decisive in determining the attractiveness of a given market; a large volume potential in terms of potential homes and small companies with purchasing power, and other factors, such as regulations and industry standards which are as small an obstacle as possible for establishment. An established and accessible structure for alarm assistance from the police or guards is an important requirement in terms of the pace at which a market can be developed.

In the future, expansion into a new market will occur on the basis of a joint production platform. In the past year, Securitas Direct has worked to develop a common IT and production platform for alarm monitoring, alarm communication, customer service and invoicing to facilitate establishment in new markets. This means that alarm installations in new markets can be connected with the joint production programme, with access to full functionality, the Group's support functions and backup systems from the very first day. Alarm and customer service operators can be stationed locally or regionally depending on rules and regulations, as well as language skills.

The joint production platform has progressed in its development so that the first countries have transferred from their local production systems to the common platform. Experience from Finland is that production quality is increasing, while local management can focus more on developing local business models and sales. The next step is to introduce this working method to the Central market.

When Securitas Direct becomes established in a market, the establishment is completed in three phases, as reported below. These are based on Securitas Direct's own experience from earlier establishment projects, most recently in Portugal and the Netherlands.

Establishment phase

During the first phase, sales methods and concepts are tested in a small area to become familiar with the market, to implement local adaptations and to build up a clear understanding of how expansion is to progress. Securitas Direct works in a locally defined geographic area to recruit and train future personnel for the business. The production personnel from the joint production platform are responsible for all that is related to production and to the training of local personnel in alarm management, support and administration. The local sales management reports to a business developer in the new market, who is responsible for the local business model and sales strategy. The business developer is also responsible for coordinating the entire establishment project in terms of production and sales functions.

Expansion phase

Following the initial establishment phase, there is the expansion phase, in which Securitas Direct starts geographic expansion in the new market. Securitas Direct's business model is based on the local representative being able to conduct and combine sales and installation and, in certain cases, also service and patrols. Depending on local rules, local wage structure, the industry's training requirements and local recruitment possibilities, expansion is either through the company employing personnel or by recruiting external partner companies. Expansion and recruitment are usually conducted area by area for several years. For a large market with a well-functioning business model, such as Spain, this phase took slightly more than ten years.

ORGANISATIONAL STRUCTURE


President
CFO and staff
Consumer
Nordic
Central
Iberia
Professional
Nordic

SALES BY BUSINESS AREA, 2005


Professional 27%
Consumer 73%

OPERATING INCOME BY BUSINESS AREA, 2005


Professional 42%
Consumer 58%

Development phase

When the basic structure is in place and has national coverage, the foundation has been laid for a strong local sales and service organisation that focuses on continued growth of new customers and service to existing customers. This organisation can now be supplemented by other sales channels to increase interfaces with potential customers. Depending on the market, contact is cultivated with construction companies, realtors, insurance companies, banks, energy companies, telecom operators or other market players with the same target group as Securitas Direct. A large customer base means that service and alarm assistance can become specialised and improved, which further strengthens the customer offering and Securitas Direct's market position.

BUSINESS AREAS AND ORGANISATION

Securitas Direct's product offering and value chain are organised in wireless consumer products and professional products for the more complex, wireline security solutions. Securitas Direct's target group in Consumer is homes and the target group in Professional is small companies. Customers are offered total solutions that comprise alarm installation, service, monitoring and alarm response.

Consumer

Offering

The characteristics of Securitas Direct's offering in the Consumer business area are wireless alarms, safe transfer, advanced verification and the fact that the products are designed to be simple to use and easy to locate in the home. User-friendliness is a particularly prioritised area, which is illustrated, for example, by the Aroundio



concept, in which a badge that is used to activate the alarm has been developed for children and carries the Aroundio logotype. This is an example of Securitas Direct's effort to ensure that the entire family can use alarms in the home. Solutions for managing pets in homes equipped with alarms is also an area to which Securitas Direct has assigned priority.

Nordic

Within the Nordic region, Securitas Direct operates in Sweden, Norway and Finland. Sales, installation and service are carried out through local partner companies. The Aroundio concept is developed most in Sweden, with 100 partner companies, all located south of the Dalälven river. The aim is to raise the number of partner companies in Sweden to 200. In Norway, there are about 50 active partner companies and in Finland about 60.

Central

Securitas Direct's operations in Belgium, France and the Netherlands are in the establishment phase. Installation and service are provided by partner companies, while sales are carried out by Securitas Direct's own personnel.

Iberia

Securitas Direct established itself in Spain in 1994 and has built a well-established structure for its operations there. The Spanish organisation has developed successfully, expanding into Portugal in 2000. The Aroundio model, based on the local representative combining the role of salesman and installer, and service and patrolling in a certain district being conducted by Securitas Direct's own personnel. In Spain, Securitas Direct's own sales organisation is supplemented by a certain number of external sales professionals. Spain also has, to some extent, a tradition of partner companies.

KEY DATA

Consumer

SEK M unless otherwise indicated	Jan.–June IFRS 2006	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Net customer portfolio growth, %	30.0	33.4	42.2	–
Cancellation ratio, %	5.9	6.0	7.5	–
Pay back time for investments in new customers, yrs.	3.3	3.1	2.8	–
Customer portfolio, No. of contracts	604,036	535,372	387,413	–
Sales	1,231	1,973	1,422	724
Sales growth, adjusted for currency fluctuations, %	30.7	31.3	47.4	52.0
Operating income	51	190	135	79
Operating margin, %	4.1	9.6	9.5	10.9
Investments	308	562	397	253

Professional

Offering

Similar to its offering to consumers, Securitas Direct's offering to corporate customers includes sales, installation and service of alarm products. Wireline professional security solutions are more complex than consumer products and are mainly aimed at small companies and local offices. Securitas Direct uses partner companies that also carry out sales, installation and service in the Professional business area. In Professional, however, the services are not all performed by a single person. Instead, these areas of responsibility are assigned to various persons, each of whom specialises on one area. This follows from the greater complexity of the product offering. In the Professional business area, Securitas Direct can adapt the solutions to the customer's requirements, more than in the Consumer business area, because the solutions for corporate customers contain 200–500 components, whereas the consumer solutions contain approximately 20 components.

Nordic

Operations in the Professional business area are concentrated to the Nordic market, however not in Finland.

In Sweden, about 40 local partner companies account for sales, installation and service. These functions are also performed by local partner companies in Norway (about 50 companies), however, some sales are carried out by Securitas Direct's own personnel. In Denmark, sales are carried out by Securitas Direct's own employees, while about 30 partner companies provide installation and service.

KEY DATA

Professional

SEK M unless otherwise indicated	Jan.–June IFRS 2006	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Net customer portfolio growth, %	6.5	7.6	7.0	–
Cancellation ratio, %	4.0	3.5	2.8	–
Pay back time for investments in new customers, yrs.	4.2	4.0	4.1	–
Customer portfolio, No. of contracts	158,538	153,873	156,781	–
Sales	383	733	705	732
Sales growth, adjusted for currency fluctuations, %	6.5	10.0	11.8	17.0
Operating income	65	142	114	99
Operating margin, %	17.1	19.4	16.2	13.5
Investments	23	15	68	110

Legal organisational structure

Securitas Direct is the Parent Company of the Securitas Direct Group and holds 100 percent of the shares of the following subsidiaries. There are no sub-Groups.

Company	Country	Business area
Securitas Aroundio AB	Sweden	Consumer
Securitas Aroundio AS	Norway	Consumer
Securitas Direct Oy	Finland	Consumer
Securitas Direct S.A.S.	France	Consumer
Aroundio BV	Netherlands	Consumer
Securitas Direct NV	Belgium	Consumer
Securitas Direct Espana S.A.U.	Spain	Consumer
Securitas Direct Portugal Lda	Portugal	Consumer
Securitas Direct Sverige AB	Sweden	Professional
Securitas Direct AS	Norway	Professional
Dansikring Direct A/S	Denmark	Professional
Securitas Direct Management BVBA	Belgium	Other
Aroundio Logistics AB	Sweden	Consumer

NUMBER OF EMPLOYEES BY BUSINESS AREA, 2005


Professional 9%
Other 1%
Consumer 90%

EMPLOYEES BY GENDER, 2005


Women 29%
Men 71%

HUMAN RESOURCES

Securitas Direct's HR management is based on the long-term commercial aims and operational plans of the enterprise. The company's culture is characterised by the values of entrepreneurial enterprise, where short decision paths and prompt action, coupled with the assumption of responsibility, are encouraged. The culture also involves a large measure of respect for the aims, abilities and personality of each individual – which is crucial for a company operating in an international environment.

Securitas Direct has a well-developed talent-management process to groom and guarantee access to future entrepreneurs and leaders. The process is driven by the human resources function at Securitas Direct.

Securitas Direct considers itself to enjoy a favourable relationship with its employees and the trade unions to which they belong. The company is committed to ensuring that these relationships remain favourable in the future.



The average number of employees of the Securitas Direct Group amounted to 3,242 persons for the 2005 financial year, an increase of 833 persons compared to year 2004. The figure for the number of Group employees does not include persons working within partner companies.

Of Securitas Direct's total personnel, 29 percent are women and 71 percent men.

AVERAGE NUMBER OF EMPLOYEES

	2005	2004	2003
Nordic	531	444	398
Central	227	202	22
Iberia	2,484	1,763	1,400
Total	**3,242**	**2,409**	**1,820**

SUPPLIERS

In the Consumer business area, Securitas Direct has two main suppliers of alarm products – Secom (Honeywell) and the Israeli company Essence – and the deliveries by these companies are approximately equal. The alarm products are not fully interchangeable, since they support different verification processes in alarm management – however, should cooperation cease or deliveries from one supplier fail to appear for a substantial period, concepts and services can be adapted relatively quickly to a local market. The aim is that alarm products will eventually be developed to be fully interchangeable as regards the basic verification service.

General Electric is the main supplier to the Professional business area. Professional accounts for approximately 10 percent of Securitas Direct's total purchasing. Securitas Direct believes that the advantages of the usage of only one main supplier outweigh the risks as regards development, functionality and quality, compared with using more suppliers. The alarm products whitin Professional is not yet as integrated with the alarm centre systems as the consumer products, and the wireline alarm detectors can be combined with other suppliers' alarm systems, making it easier to find alternative suppliers in the short term.

Measures in response to alarm signals, such as alarm follow-up and monitoring are carried out by subsuppliers to Securitas Direct. The main suppliers of these services are the local Securitas surveillance companies, which account for more than 90 percent of Securitas Direct's purchasing of such services. In markets in which guard displacement for alarm follow-up is standard industry practice there are several national, regional and local guard companies providing these services. There are almost no suppliers who provide full national geographic coverage, which is why Securitas Direct cooperates, in most countries, directly or indirectly with several regional or local suppliers to be able to deliver full alarm-response service.



CONDENSED FINANCIAL INFORMATION AND COMMENTS ON THE FINANCIAL TREND

Securitas Direct AB applies the International Financial Reporting Standards, IFRS (formerly IAS), as adopted by the European Union (EU), the Financial Accounting Standards Council's recommendation RR30 Supplementary Accounting Regulations for Groups and the Swedish Annual Accounts Act. For periods prior to January 1, 2004, Swedish GAAP (the Financial Accounting Standards Council's recommendations) is applied. These are described in more detail in the company's accounting principles. The transition from Swedish GAAP to IFRS did not result in any significant differences in amounts.

The information in this section is taken from the Securitas Direct Group's interim report for January–June 2006 and the "Consolidated accounts 2005".

ACCOUNTS

CONDENSED INCOME STATEMENTS

SEK M	Jan.–June IFRS 2006	Jan.–June IFRS 2005	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Total sales	1,614	1,284	2,706	2,127	1,495
Production costs	–998	–742	–1,570	–967	–704
Gross income	*616*	*542*	*1,136*	*1,160*	*791*
Sales and administrative expenses	–519	–415	–869	–953	–641
Operating income	**97**	**127**	**267**	**207**	**150**
Net financial items	–14	–10	–21	-20	–26
Income after financial items	**83**	**117**	**246**	**187**	**124**
Taxes	–27	–39	–82	–60	–41
Net income from discountinued operations	–	15	3	7	–
NET INCOME FOR THE YEAR	**56**	**93**	**167**	**135**	**83**

CONDENSED BALANCE SHEETS

SEK M	IFRS June 30, 2006	IFRS Dec. 31, 2005	IFRS Dec. 31, 2004	Previous accounting Dec. 31, 2003
ASSETS				
Fixed assets				
Intangible fixed assets	133	147	47	22
Tangible fixed assets	1,148	1,053	834	571
Financial fixed assets	45	35	146	136
Total fixed assets	**1,326**	**1,235**	**1,027**	**729**
Current assets				
Inventories	367	311	228	155
Current receivables	457	357	317	248
Cash and cash equivalents	195	150	79	36
Total current assets	**1,019**	**818**	**624**	**438**
TOTAL ASSETS	**2,345**	**2,052**	**1,650**	**1,167**
EQUITY AND LIABILITIES				
Equity	**530**	**372**	**92**	**211**
Provisions	45	47	32	12
Financial liabilities	1,030	892	631	534
Current liabilities	740	741	895	410
TOTAL EQUITY AND LIABILITIES	**2,345**	**2,052**	**1,650**	**1,167**

CONDENSED CASH FLOW STATEMENTS

SEK M	Jan.–June IFRS 2006	Jan.–June IFRS 2005	IFRS 2005	IFRS 2004
Cash flow from operating activities before change in working capital	253	240	503	394
Change in working capital	–82	–76	–42	62
Cash flow from operating activities	**171**	**164**	**461**	**456**
Cash flow from investing activities	–331	–287	–733	–483
Total cash flow from operating and investing activities	**–160**	**–123**	**–272**	**–27**
Cash flow from financing activities	202	147	345	70
Cash flow for the period	**43**	**25**	**73**	**43**
Translation difference	1	–2	–1	–
Cash and cash equivalents, beginning of year	151	79	79	36
Cash and cash equivalents, year-end	**195**	**102**	**151**	**79**

KEY DATA

SEK M, unless otherwise stated	Jan.–June IFRS 2006	Jan.–June IFRS 2005	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Sales growth, adjusted for currency fluctuations, %	24	25	23	32	32
Gross margin, %	38.2	42.2	42.0	54.5	52.9
Operating margin, %	6.0	9.9	9.9	9.7	10.0
Capital employed	1,365	1,128	1,114	641	706
Return on capital employed	17.3	23.6	24.0	32.3	21.2
Free cash flow	–159	–123	–119	–18	–
Investments	331	286	581	475	306
Depreciation	190	153	328	254	165
Average number of employees	–	–	3,242	2,409	1,820
Net growth of customer portfolio, %	24.3	29.2	26.7	29.9	–
Cancellation ratio, %	5.4	5.3	5.3	5.6	–
Pay back time for investments in new customers, years	3.7	3.4	3.4	3.1	–
Customer portfolio, No. of contracts	762,574	617,945	689,245	544,194	419,049

Definitions

Gross margin
Gross income as a percentage of total sales.

Operating margin
Operating income as a percentage of total sales.

Capital employed
Non interest-bearing fixed assets and current assets less non interest-bearing long-term and current liabilities.

Return on capital employed
Operating income as a percentage of closing balance capital employed.

Cash flow from operating activities
Operating income adjusted for depreciation according to plan, financial income and expenses, income tax and changes in accounts receivable and in other operating capital employed.

Free cash flow
Cash flow from operating activities less investments in fixed assets.

Depreciation
Total depreciation during the year.

Average number of employees
Average of the number of employees at the beginning and at the end of the year.

Net growth of customer portfolio
The number of customers in the closing balance customer portfolio in relation to the number of customers in the portfolio 12 months ago.

Cancellation ratio
Customer cancellations over the past 12 months in relation to the customer portfolio 12 months ago.

Pay back time for investments in new customers
The average net investment per new customer in relation to the average net contribution per customer and month.

Customer portfolio
The number of paying customers on the closing date.

COMMENTS ON THE FINANCIAL TREND

First six months of 2006 in relation to corresponding period of 2005 (IFRS)

Sales

Sales amounted to SEK 1,613 M compared with SEK 1,284 M during the corresponding period of 2005. Adjusted for exchange-rate effects, growth amounted to 24 percent. This increase was primarily attributable to the Consumer business area.

Sales in the Consumer business area rose by 31 percent during the first six months of 2006 to SEK 1,231 M, compared with SEK 929 M during the corresponding period of 2005.

Sales in the Professional business area continued to trend positively during the first six months of 2006, rising by 7 percent to SEK 383 M from SEK 354 M during the corresponding period of 2005.

The Consumer and Professional business areas' sales accounted for 76 percent and 24 percent, respectively, of total sales during the first six months of 2006, compared with 72 percent and 28 percent, respectively, during the corresponding period of 2005.

Operating income

Operating income declined by SEK 97 M during the first six months of 2006 from SEK 127 M during the corresponding period in 2005. The operating margin changed to 6.0 percent from 9.9 percent.

This change in operating income is due to Securitas' distribution of trademark and management fees of approximately SEK 18 M. To achieve the desired legal and operating structure, internal Securitas sale of part of a customer portfolio was implemented. This resulted in a loss of approximately SEK 4 M.

Certain costs relating to the imminent stock-market listing also had an adverse effect on income.

The operating income for Consumer fell to SEK 51 M during the first six months of 2006 from SEK 76 M in the year-earlier period. The operating margin for the first six months of 2006 declined to 4.1 percent from 8.1 percent during the corresponding period in 2005.

This change was due mainly to distribution of the trademark fee. This distribution had not been made earlier and is to be regarded as an extension of the supplementary fee for the trademark contract signed by Securitas Direct and Securitas.

Professional's operating income rose to SEK 65 M in the first six months of 2006 from SEK 63 M during the year-earlier period. The operating margin declined to 17.1 percent from 17.8 percent during the year-earlier period. The change was due mainly to distribution of the trademark fee.

Net financial items and tax

Securitas Direct's net financial items were in a negative amount of SEK 14 M during the period, compared with negative SEK 10 M in the corresponding period in 2005.

Securitas Direct's tax expenses amounted to SEK 27 M during the period, compared with SEK 39 M during the corresponding period of 2005.

Capital employed

On June 30, 2006, capital employed totaled SEK 1,365 M, compared with SEK 1,128 M at the same date in 2005.

The return on capital employed was 17 percent for the first six months of 2006, compared with 24 percent for the year-earlier period.

Investments

Investments in tangible fixed assets amounted to SEK 331 M during the first six months of 2006 compared with SEK 287 M in the corresponding period of 2005. The investments corresponded to 21 percent of sales, compared with 22 percent for the year-earlier period.

Total investments within Consumer and Professional during the period pertained mainly to facilities (or parts thereof) that were installed on customers' premises.

Cash flow

During the first six months of 2006, cash flow from operating and investing activities was negative at SEK 160 M, compared with a negative amount of SEK 123 M in the corresponding period of 2005.

2005 compared with 2004 (IFRS)

Sales

Sales amounted to SEK 2,706 M, compared with SEK 2,127 M in 2004, an increase of 27 percent. Organic growth amounted to 23 percent. The increase was mainly attributable to the Consumer business area.

Sales in the Consumer business area rose to SEK 1,973 M, compared with SEK 1,422 M in 2004. Consumer showed healthy sales growth and outperformed the market in 2005. Growth was strongest in Iberia and Nordic.

Professional's performance remained favourable in 2005, rising to SEK 733 M from SEK 704 M in 2004. Demand for professional products showed healthy growth in 2005.

The Consumer and Professional business areas' sales accounted for 73 percent and 27 percent, respectively, of total sales in 2005, compared with 66 percent and 34 percent in 2004.

Operating income

Operating income rose to SEK 267 M from SEK 207 M in 2004. The operating margin rose to 9.9 percent from 9.7 percent.

To achieve the desired legal and operating structure, part of a customer portfolio was sold internally in the Securitas Group, providing capital gains of SEK 19 M.

The improvement in operating income in the operating units was strongest in Iberia.

Operating income for the Consumer business area increased to SEK 190 M in 2005 from SEK 135 M in 2004. The operating margin rose during 2005 to 9.6 percent, from 9.5 percent in 2004.

Operating income for the Professional business area increased to SEK 143 M in 2005, from SEK 115 M in 2004. The operating margin rose to 19.4 percent in 2005, from 16.2 percent in 2004.

Net financial items and tax

Securitas Direct's net financial items were negative at SEK 21 M in 2005, compared with negative SEK 20 M in 2004.

Securitas Direct's tax expenses amounted to SEK 82 M in 2005, compared with SEK 60 M in 2004.

Capital employed

On December 31, 2005, capital employed totaled SEK 1,114 M, compared with SEK 641 M in 2004.

The return on capital employed was 24 percent in 2005, compared with 32 percent in 2004.

Investments

Investments in tangible fixed assets amounted to SEK 581 M in 2005 compared with SEK 474 M in 2004. The investments corresponded to 21 percent of sales, compared with 22 percent in 2004.

Total investments within Consumer and Professional in 2005 pertained mainly to facilities (or parts thereof) installed on customer premises.

Cash flow

During 2005, cash flow from operating and investing activities was negative at SEK 272 M, compared with a negative amount of SEK 27 M in 2004.

2004 (IFRS) compared with 2003 (Swedish GAAP)

Sales

Sales in 2004 amounted to SEK 2,127 M, compared with SEK 1,495 M in 2003. Organic growth was strongest in the Consumer business area.

Sales in the Consumer business area rose to SEK 1,422 M in 2004, compared with SEK 724 M in 2003. Consumer showed healthy sales growth and outperformed the market in 2004.

Professional's sales declined to SEK 705 M from SEK 732 M in 2003.

The Consumer and Professional business areas' sales accounted for 67 percent and 33 percent, respectively, of total sales in 2004.

Operating income

Operating income rose to SEK 207 M from SEK 150 M in 2003, an increase of 38 percent. The operating margin declined marginally from 10.0 percent in 2003 to 9.7 percent in 2004.

Operating income developed most strongly in the Iberian market.

Consumer's operating income increased to SEK 135 M in 2004 from SEK 79 M in 2003.

Professional's operating income rose to SEK 115 M in 2004 from SEK 99 M in 2003. The operating margin rose to 16.2 percent in 2004 from 13.5 percent in 2003.

Net financial items and tax

Securitas Direct's net financial items were negative at SEK 20 M in 2004, compared with negative SEK 22 M in 2003.

Securitas Direct's tax expenses amounted to SEK 60 M in 2004, compared with SEK 41 M in 2003.

Capital employed

On December 31, 2004, capital employed totaled SEK 641 M, compared with SEK 706 M in 2003.

The return on capital employed was 32 percent in 2004, compared with 22 percent in 2003.

Investments

Investments in tangible fixed assets amounted to SEK 474 M in 2004 and corresponded to 22 percent of sales.

Total investments within Consumer and Professional in 2004 pertained mainly to facilities (or parts thereof) installed on customer premises.

Cash flow

During 2004, cash flow from operating and investing activities was negative at SEK 27 M.

Sensitivity analysis

Securitas Direct's sales and earnings are affected by a wide range of different factors. The impact of changes in a number of selected key factors on Securitas Direct is presented below. Estimated effects are based on the financial year 2005 and must be viewed as an assessment of the effects following an isolated change in a particular variable.

- A depreciation of SEK against EUR by 5 percentage points would have a favourable impact on sales of approximately SEK 85 M. A depreciation of SEK against EUR of 5 percentage points would have a favourable impact on operating income of about SEK 10 M.
- A change in the cost of acquiring a new customer by 10 percentage points would have an impact of approximately 0.4 years on the pay back time.
- A change in the contribution per customer by 10 percentage points would have an impact of approximately 0.4 years on the pay back time.
- As Securitas Direct net invests in new customers, approximately 60 percent of the investment costs are related to equipment, which Securitas Direct owns and depreciates over five years, and approximately 40 percent are related to sales, installation and administration, which are expensed in the income statement.

A decrease of the pay back time for investments in new customers by 1 year decreases the investment costs for acquiring a new customer by approximately SEK 1,500. Given that all investment costs can be attributed to sales, installations and administration, a decrease of the pay back time by 1 year would have a favourable impact on operating income of about SEK 250 M. On the other hand, if all investment costs can be attributed to equipment installed on customers' premises and owned by Securitas Direct (equipment that is depreciated over five years), a decrease of the pay back time by 1 year would have a favourable impact on operating income of about SEK 50 M. If the pay back time for investments in new customers would increase by 1 year, the opposite conditions would hold.

- A change in the cancellation ratio by 1 percentage point would have a SEK 20 M impact on operating income.

Segment information for Securitas Direct within Securitas

In all essential respects, the segment information that Securitas has reported for the Direct segment matches the "Consolidated accounts 2005" for Securitas Direct presented in the prospectus. Sales for 2003 and 2004 are somewhat lower in the "Consolidated accounts 2005", at the same time as operating income for 2003–2005 is somewhat higher. Capital employed for all of the years in the 2003–2005 period is slightly lower than in the "Consolidated accounts 2005". The differences are attributable to the divestment of a shareholding in Alert Services Holding N.V. ("ASH"), a Belgian joint venture, to Securitas in June 2005, and to the acquisition of a number of the said company's subsidiaries. Securitas Direct also sold a holding in Securitas Direct S.A., a joint venture in Switzerland, to Securitas in December 2005. For 2003, a difference pertaining to the Finnish operations is included for the entire year in the segment information but only from December 2003 in the "Consolidated accounts 2005". With respect to capital employed, there is also a difference pertaining to deferred tax assets for 2005.

Segment information from Securitas's 2005 annual report is presented in the table to the right.

Trends and significant changes since June 30, 2006

Sales and the connection of new customers have been favourable to date during 2006 and are estimated to follow the same trend during the remainder of the year. During the first half of the year, Securitas Direct took over some logistics handling in the Nordic region from Securitas Systems. Securitas Direct in Iberia has elected to expand its inventories of security products. As a result, Securitas Direct has taken over and built up inventories compared with prior years.

Production costs are expected to track inflation in each country where operations are conducted. Thanks to increased volumes from Securitas Direct, a certain reduction in the price of certain components included in alarm installations has been achieved.

The price charged to the customer for corresponding products has tracked the market trend in each particular market. Since Securitas Direct is introducing a new standard, featuring increased product content, such as GSM, GPRS and camera detectors, the price charged to the customer has risen slightly.

On August 31, 2006, Securitas granted an unconditional cash capital contribution of SEK 835 M and remitted a non interest-bearing liability of SEK 47 M, corresponding to a total capital contribution of SEK 882 M. As part of this capitalisation, Securitas Direct has concluded a credit facility agreement totaling SEK 1.5 billion, in accordance with what is described in the "Equity, indebtedness and other financial information" section on pages 42–43. Otherwise, no significant changes in the Securitas Direct Group's financial or market position have occurred since June 30, 2006.

KEY DATA

Segment information from Securitas's 2005 annual report.

SEK M	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Earnings			
Total sales	*2,706*	*2,148*	*1,680*
Organic sales growth, %	*23*	*28*	*28*
Operating income before depreciation	***258***	***201***	***153***
Operating margin, %	*9.5*	*9.4*	*9.1*
Goodwill amortisation	–	–	–4
Amortisation of acquisition-related intangible fixed assets	–9	–6	–
Acquisition-related restructuring costs	–	–	–
Operating income after depreciation	**249**	**195**	**149**
Cash flow from operations			
Operating income before depreciation	258	201	153
Investments in fixed assets	–577	–443	–341
Reversal of depreciation/ amortisation	316	236	162
Change in operating capital employed	–16	42	7
Cash flow from operations	**–19**	**36**	**–19**
Cash flow from operations, %	*–7*	*18*	*–12*
Capital employed and financing			
Operating fixed assets	815	843	669
Accounts receivable	234	232	178
Other assets	714	299	241
Other liabilities	660	543	388
Total operating capital employed	**1,103**	**831**	**700**
Goodwill	51	13	16
Acquisition-related intangible fixed assets	55	13	–
Total capital employed	**1,209**	**857**	**716**
Operating capital employed as a % of sales	*41*	*39*	*42*
Return on capital employed, %	*21*	*24*	*21*

PRO FORMA ACCOUNTS

PRO FORMA ACCOUNTING IN GENERAL

Prior to the distribution and listing of Securitas Direct, a limited restructuring was implemented during 2005 to create the new Securitas Direct Group. Equity on August 31, 2006 rose by SEK 882 M, as a result of an unconditional cash capital contribution of SEK 835 M combined with the remission of a non interest-bearing liability of SEK 47 M. In connection with its separation from Securitas, Securitas Direct will utilise the credit facility arranged with a number of banks for the financing of other operations and to replace the internal debts and receivables.

A minority share of 25.01 percent in Alert Services Holding was sold by Securitas Direct to Securitas AB as of June 30, 2005, and a 50-percent ownership share in Securitas Direct Schweiz was sold to Securitas as of December 31, 2005.

The pro forma accounts below were prepared to illustrate how the Securitas Direct Group could have appeared if the Group had been formed and the capital structure had been established on January 1, 2005 with respect to the pro forma income statement for 2005. With respect to the pro forma accounts for the first six months of 2006, it was assumed that the Group had been formed and the capital structure had been established as of January 1, 2006 with respect to the pro forma income statement and as of June 30, 2006 with respect to the pro forma balance sheet.

Pro forma accounting is intended to describe a hypothetical situation and has been prepared only for illustrative purposes to provide information and in order to illustrate facts, and is not intended to present either the financial position or the income that the Group would actually have achieved if the Group had been established on the aforementioned dates. Neither do the pro forma accounts show the actual financial position or income of Securitas Direct for any future date or period.

The pro forma accounts are based on Securitas Direct's revised accounts for 2005 and on the Securitas Direct interim report for the period from January to June 2006.

ACCOUNTING PRINCIPLES FOR THE SECURITAS DIRECT GROUP

The pro forma accounts were prepared in accordance with the accounting principles applying for the Securitas Direct Group. For a presentation of these principles, see pages 80–83.

The accounting principles are in accordance with International Financial Reporting Standards (IFRS).

ADJUSTMENTS AND ASSUMPTIONS

General

In the pro forma accounts below, adjustments were made for the changes expected to be of a permanent nature for the new Securitas Direct Group.

Fiscal year from January 1 to December 31, 2005

Adjustments in the income statement

Sales and administration costs were increased by a total of SEK 51 M in the pro forma accounts. This sum related to the following items:

- SEK 28 M in increased administration costs relating to costs for additional personnel, as well as the corporate functions required in an independent exchange-listed company.
- SEK 4 M relating to increased costs for management and trademark fees to the level to be paid in the future. As of October 1, 2006, a trademark fee of 0.2 percent of sales will be paid to Securitas.
- SEK 19 M relating to a capital gain in conjunction with the sales of a customer portfolio in Belgium. This sale took place on January 1, 2005. The capital gain in conjunction with the sale was of a non-recurring nature and was therefore eliminated in the pro forma accounts.

On June 30, 2006, an additional part of a customer portfolio in Belgium was sold internally within the Securitas Group. The customer portfolio was estimated to have generated sales revenues of SEK 10 M, costs of SEK 7 M and thus gross income of SEK 3 M during 2005. All items were eliminated in the pro forma accounts.

The costs for Securitas Direct's financing were recalculated according to the terms regarding arrangement fees, margins and guarantee provisions included in the signed agreement for future credit facilities. Calculation of net financial items was based on the assumption that the Group was without debt on January 1, 2005. Calculation of pro forma borrowing was based on actual successive increases in the Group's net debt per quarter.

Pro forma interest costs are based on the prevailing three-month fixed interest rate for each quarter, plus a margin for the future credit facility.

In the consolidated accounts, the net income of the sale of an associated company plus a joint venture totaling SEK 3 M was reported as "Net income from discountinued operations" and eliminated in its entirety in the pro forma accounts.

The tax rate in the pro forma income statement amounted to slightly less than 33.3 percent, which was in line with the estimated future tax rate for the Group.

Six-month period from January 1 to June 30, 2006

Adjustments in the income statement

Sales and administration costs were reduced by a total of SEK 13 M in the pro forma accounts. This sum related to the following items:

- SEK 13 M in increased administration costs for additional personnel, as well as the corporate functions required in an independent exchange-listed company.
- SEK 15 M in reduced management and trademark fees to the level to be paid in future. As of October 1, 2006, a trademark fee of 0.2 percent of sales will be paid to Securitas.
- SEK 7 M in non-recurring costs in conjunction with the exchange listing which were charged against income during the first half of 2006.
- SEK 4 M relating to a loss in conjunction with a Securitas-internal sale of part of a customer portfolio in Belgium. The sale took place on June 30, 2006. The loss in conjunction with the sale was of a non-recurring nature and was therefore eliminated in the pro forma accounts.

The customer portfolio sold on June 30, 2006 was estimated to have generated sales revenues of SEK 5 M, costs of SEK 3 M and thus gross income of SEK 2 M during the first six months of 2006. All items were eliminated in the pro forma accounts.

The costs for the Securitas Direct Group's financing were recalculated according to the terms regarding arrangement fees, margins and guarantee provisions included in the signed agreement for future credit facilities. Calculation of net financial items was based on the assumption that the Group was without debt on January 1, 2006. Calculation of pro forma borrowing was based on actual successive increases in the Group's net debt per quarter.

The pro forma interest cost is based on the three-month fixed interest rate for each quarter applicable at the time, plus a margin for future credit facilities.

The tax rate amounted to 33.3 percent, which was in line with the estimated future tax rate for the Group.

Adjustments in the balance sheet

All changes in the income statement also affected the balance sheet, implying that net income for the year increased by SEK 14 M. The capital contribution in cash of SEK 835 M reduced other current debt. The remission of a non interest-bearing liability of SEK 47 M, combined with the impact of earnings amounting to SEK 14 M, reduced other current liabilities by a total of SEK 61 M.

ACCOUNTS PRO FORMA

INCOME STATEMENT

SEK M	Jan.–June 2006 Securitas Direct	Jan.–June 2006 Adjustments	Jan.–June 2006 Pro forma	2005 Securitas Direct	2005 Adjustments	2005 Pro forma
Total sales	1,614	–5	1,609	2,706	–10	2,696
Production costs	–998	3	–995	–1,570	7	–1,563
Gross income	**616**	**–2**	**614**	**1,136**	**–3**	**1,133**
Selling and administrative expenses	–519	13	–506	–869	–51	–920
Operating income	**97**	**11**	**108**	**267**	**–54**	**213**
Result from financial investments						
Financial income	2	–	2	3	–	3
Financial expense	–15	10	–5	–24	13	–11
Income before taxes, continuing operations	**83**	**21**	**105**	**246**	**–41**	**205**
Taxes	–27	–7	–35	–82	14	–68
Net income from discontinued operations	–	–	–	3	–3	–
NET INCOME FOR THE YEAR	**56**	**14**	**70**	**167**	**–31**	**137**

BALANCE SHEETS

SEK M	Securitas Direct	June 30, 2006 Adjustments	Pro forma
ASSETS			
Fixed assets			
Goodwill	25	–	25
Customer portfolio	51	–	51
Other intangible fixed assets	58	–	58
Machinery and equipment	1,148	–	1,148
Deferred tax assets	40	–	40
Other long-term receivables	5	–	5
Total fixed assets	**1,327**	**–**	**1,327**
Current assets			
Inventories	367	–	367
Accounts receivable	286	–	286
Other current receivables	171	–	171
Short-term investments	10	–	10
Cash and cash equivalents	185	–	185
Total current assets	**1,019**	**–**	**1,019**
TOTAL ASSETS	**2,346**	**–**	**2,346**
EQUITY AND LIABILITIES			
Equity			
Share capital	365	–	365
Other capital contributions	155	882	1,037
Other reserves	3	–	3
Retained earnings/losses	–49	–	–49
Net income for the year	56	14	70
Total equity	**530**	**896**	**1,426**
Long-term liabilities			
Other long-term liabilities	–	–	–
Deferred tax liability	40	–	40
Other provisions	6	–	6
Total long-term liabilities	**46**	**–**	**46**
Current liabilities			
Other short-term loan liabilities	1,030	–835	195
Accounts payable	272	–	272
Other current liabilities	468	–61	407
Total current liabilities	**1,770**	**–896**	**874**
TOTAL EQUITY AND LIABILITIES	**2,346**	**–**	**2,346**

KEY DATA

SEK M, unless stated otherwise	Jan.–June,2006	2005
Gross margin, %	38.2	42.0
Operating margin, %	6.7	7.9
Capital employed	1,411	1,090
Return on capital employed, %	15.2	19.5
Investments	331	581
Depreciation	190	328
Average number of employees	–	3,242
Net growth of customer portfolio, %	24.3	26.7
Cancellation ratio, %	5.4	5.3
Pay back time for investments in new customers, Yrs.	3.7	3.4
Customer portfolio, No. of contracts	762,574	689,245
Number of outstanding shares	365,058,897	365,058,897
Earnings per share, SEK	0.19	0.37
Equity per share, SEK	3.91	2.43

Definitions

Gross margin
Gross income as a percentage of total sales.

Operating margin
Operating income as a percentage of total sales.

Capital employed
Non interest-bearing fixed assets and current assets less non interest-bearing long-term and current liabilities.

Return on capital employed
Operating income as a percentage of closing balance capital employed.

Depreciation
Total depreciation during the year.

Average number of employees
Average of the number of employees at the beginning and at the end of the year.

Net growth of customer portfolio
The number of customers in the closing balance customer portfolio in relation to the number of customers in the portfolio 12 months ago.

Cancellation ratio
Customer cancellations over the past 12 months in relation to the customer portfolio 12 months ago.

Pay back time for investments in new customers
The average net investment per new customer in relation to the average net contribution per customer and month.

Customer portfolio
The number of paying customers on the closing date.

AUDITOR'S REPORT REGARDING PRO FORMA FINANCIAL STATEMENTS

To the Board of Directors of Securitas Direct AB (Publ)

AUDITOR'S REPORT REGARDING PRO FORMA FINANCIAL STATEMENTS

We have reviewed the pro forma financial statements presented on pages 36–40 in Securitas Direct AB's prospectus dated 5 September 2006.

The pro forma financial statements have been prepared only for the purpose of providing information on the manner in which a restructuring within the Securitas Group and the formation of the Securitas Direct Group could have affected the consolidated balance sheet for Securitas Direct AB as per 30 June 2006 and the consolidated income statement for Securitas Direct AB for the first half of 2006 and for financial year 2005.

THE BOARD OF DIRECTORS AND MANAGING DIRECTOR'S RESPONSIBILITY

The preparation of the pro forma financial statements in accordance with the requirements of the Prospective Directive 809/2004/EC is the responsibility of the Board of Directors and Managing Director.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion in accordance with Appendix II, point 7 of the Prospective Directive 809/2004/EC. We have no obligation to provide any other opinion regarding the pro forma financial statements or any of their components. We take no responsibility for the financial information used in compiling the pro forma financial statements other than the responsibility we have for the auditor's reports regarding historical financial information we submitted previously.

WORK PERFORMED

We performed our work in accordance with draft recommendation RevR 5, Prospectus auditing, issued by FAR, the institute for the accounting profession in Sweden. Our work has primarily comprised the comparison of the non-adjusted financial information with existing historical financial information, assessment of the documentation for the pro forma adjustments and discussing the pro forma financial statements with company management. Our work did not include an audit of the underlying financial information.

We planned and conducted our work in order to obtain the information and explanations we deemed necessary to obtaining a high, but not absolute, degree of assurance that the pro forma financial statements were prepared in accordance with the circumstances stated on 36–40.

As the pro forma financial statements constitute a hypothetical situation and therefore do not describe the company's actual results, we cannot express an opinion as to whether the actual result would have been in agreement with the contents of the pro forma financial statements. Variances can prove to be significant.

STATEMENT

It is our opinion that the pro forma financial statements were prepared in accordance with the circumstances stated on pages 36–40 and in accordance with the accounting principles applied by the company.

Stockholm, 5 September 2006

PricewaterhouseCoopers AB
Magnus Brändström
Authorised Public Accountant

EQUITY, INDEBTEDNESS AND OTHER FINANCIAL INFORMATION

EQUITY AND INDEBTEDNESS

The following is an account of Securitas Direct's capitalisation as per June 30, 2006. For an assessment of how the Securitas Direct Group under formation would have been capitalised at June 30, 2006, reference is made to the "Pro forma accounts" section on page 36. For an account of the Securitas Direct Group's cash flow, reference is made to the "Condensed financial information and comments on the financial trend" section on pages 31–35.

SEK M	June 30, 2006
Total current liabilities	
Against guarantee or surety	–
Against collateral	–
Without guarantee/surety or collateral	1,770
Total long-term liabilities	
Against guarantee or surety	–
Against collateral	–
Without guarantee/surety or collateral	45
Equity	
Share capital	365
Other restricted equity	3
Unrestricted equity	161
Total capitalisation	2,345

Off balance sheet, Securitas Direct also had contingent liabilities of approximately SEK 12 M at June 30, 2006 in the form of guarantees issued. Additional contingent liabilities of approximately SEK 46 M will be taken over from Securitas AB during the third quarter.

NET INDEBTEDNESS

The following is an account of Securitas Direct's net indebtedness as per June 30, 2006. For an assessment of how the net indebtedness of the Securitas Direct Group under formation would have been at June 30, 2006, reference is made to the "Pro forma accounts" section on page 36.

	SEK M	June 30, 2006
(A)	Cash	185
(B)	Other cash and cash equivalents	–
(C)	Current financial investments	10
(D)	**Liquidity (A)+(B)+(C)**	**195**
(E)	**Current financial receivables**	**–**
(F)	Short-term bank loans	–
(G)	Current portion of long-term liabilities	–
(H)	Other current financial liabilities	1,030
(I)	**Current financial liabilities (F)+(G)+(H)**	**1,030**
(J)	**Current financial net indebtedness (I)-(E)-(D)**	**835**
(K)	Long-term bank loans	–
(L)	Bond loans outstanding	–
(M)	Other long-term liabilities	–
(N)	**Long-term financial net indebtedness (K)+(L)+(M)**	**–**
(O)	**Financial net indebtedness (J)+(N)**	**835**

ACCOUNT OF WORKING CAPITAL

The need of working capital is connected to growth in the customer portfolio. Customer growth is normally relatively evenly spread over the year, although the third quarter is somewhat stronger than the other quarters because primarily Iberia notes a sales increase ahead of the August vacation period. Financing of the customer acquisitions occurs through internally generated cash flow and through external financing.

To secure the financing of working capital requirements, committed lines of credit totaling SEK 1.5 billion have been received from four banks. The committed lines of credit have a term of five years with a two-year option on extension. The facility carries variable interest. Conditions for the line of credit include Securitas Direct satisfying certain covenants pertaining to the Group's net indebtedness in relation to operating income before financial items, tax, depreciation and impairment (EBITDA). The credit agreement also contains a customary clause entitling the creditors to demand premature repayment of the loan if control of the company changes.

In the view of the Securitas Direct Board of Directors, the above credit facility of SEK 1.5 billion is fully sufficient to cover the Group's current working capital and financing requirements.

FINANCE POLICY

Securitas Direct is exposed to risks related to financial instruments, such as cash equivalents, accounts receivable, accounts payable and loans. The main risks related to these instruments are:

- Interest rate risks pertaining to cash equivalents and loans
- Financing risks pertaining to the company's capital requirements
- Currency risks
- Credit risks attributable to financial and commercial activities

The Board of Directors of Securitas Direct has adopted a finance policy for the entire Group, which governs how financial risks are to be managed and controlled. Financial risk management has mainly been centralised to the finance department in Malmö. The Group's policy also includes guidelines governing the manner in which operating risks associated with the management of financial instruments are to be dealt with, such as distinct division of responsibility and assignments, and regulation of authorisation.

Cash and cash equivalents

The Group's short-term liquidity is secured by maintaining a liquidity reserve consisting of cash assets and other

short-term investments. Securitas Direct's objective is that its cash and cash equivalents, including unutilised committed lines of credit, will amount to at least 5 percent of the Group's annual sales. The finance policy stipulates that cash and cash equivalents must be invested in interest-bearing instruments issued by governments with a credit rating of at least AA+ according to Standard & Poor's or a similar rating institute, or be deposited in banks with a short-term credit rating of at least A-1 according to Standard & Poor's or a similar rating institute. Follow-up and monitoring are conducted at the corporate level by the finance department.

Borrowing

The Group's debt management is undertaken by the finance department to ensure efficiency and to control risks. Loans are raised mainly at the Parent Company level and are transferred to subsidiaries in the form of internal loans or capital contributions. Derivative instruments must, if possible, be avoided.

Interest-rate risk pertaining to long-term borrowing

According to the finance policy, the comparative benchmark for the long-term debt portfolio is that the average interest-maturity period should be six months. Supported by a risk mandate obtained from the Board of Directors, the finance department may decide to deviate from this comparative benchmark, although an interest-maturity period of one year must never be exceeded.

Financing risk

The financing risk is the risk that the financing of the Group's capital requirements and refinancing of outstanding loans is impeded or becomes more expensive. By maintaining an even maturity profile for borrowing and by avoiding short-term borrowing that exceeds the liquidity limits set in the finance policy, the financing risk can be reduced. Not more than 25 percent of the Group's total external borrowing and credit facilities are allowed to mature within 12 months. The Group's aim is that the average maturity of long-term liabilities should be in excess of three years and to have an evenly spread maturity profile. The banks used by the Group must have a short-term credit rating of at least A-1 according to Standard & Poor's or a similar rating institute.

Currency risk

Although Securitas Direct's accounts are denominated in SEK, the Group has operations in several European countries. This exposes the Group to currency risks resulting from unfavourable changes in exchange rates having an adverse impact on earnings and equity. In order to manage these effects, the Group hedges its currency risks within the framework of the finance policy. The Group's overall exposure to currency risk is managed centrally. Securitas Direct's currency risks pertain mainly to EUR, NOK and DKK.

Transaction exposure from commercial flows

Because Securitas Direct has limited transactions between countries and its external invoicing occurs exclusively in local currency, only a very limited amount of transaction exposure arises. Accordingly, no hedging of any such exposure will be required initially. However, this strategy will be evaluated continuously in connection with the examination of actual outcomes.

Translation exposure when consolidating units from outside Sweden

Exchange-rate changes also affect the Group's earnings in connection with the translation of income statements of foreign subsidiaries into SEK. Securitas Direct does not hedge this risk because the subsidiaries mainly operate in local currencies, and their competitiveness is not affected by changes in exchange rates and because the Group has an overall healthy geographic diversification.

Exposure of net investments (translation exposure in the balance sheet)

The foreign subsidiaries' assets less their liabilities constitute a net investment in foreign currency giving rise to a translation difference on consolidation. To limit the effects of translation differences on the Group's equity, and thus its capital structure, Securitas Direct strives for a balance between the Group's net debt and equity in each particular Group currency. Hedging of any net investments at Group level will occur in the Swedish Parent Company.

Credit risk

Credit risk is specified according to credit risk associated with accounts receivable and financial credit risk.

Credit risk in accounts receivable

The Group's accounting policy contains rules for ensuring that the management of customer credits includes credit valuation, credit limits, decision-making levels and the management of uncertain accounts receivable to ensure that sales occur to customers with suitable creditworthiness. Because the Group has a large number of customers in several countries, no concentration of credit risk exists.

Financial credit risk

The Group has established principles limiting the size of credit exposure in relation to each individual bank or other counterparty. Cash and cash equivalents may only be invested in government securities or be deposited in banks with a high official credit rating. To limit credit risks, transactions occur primarily with banks with a high official credit rating.

INTERIM REPORT JANUARY – JUNE 2006

Continued strong growth with stable underlying income

- Net growth of customer portfolio amounted to 24.3 percent (29.2)
- Cancellation ratio amounted to 5.4 percent (5.5)
- Pay back time for investments in new customers was 3.7 years (3.4)

Net growth and cancellation ratio are based on rolling 12-month values, while pay back time applies to the current period.

SECOND QUARTER APRIL – JUNE 2006

- Sales amounted to KSEK 831,507 (671,640)
- Adjusted for currency fluctuations, sales growth amounted to 24 percent (25)
- Adjusted operating income amounted to KSEK 59,907 (54,619)
- The adjusted operating margin was 7.2 percent (8.1)
- Net income amounted to KSEK 23,968 (39,628)
- Earnings per share amounted to SEK 0.07 (0.11)

SIX-MONTH PERIOD JANUARY – JUNE 2006

- Sales amounted to KSEK 1,613,875 (1,284,165)
- Adjusted for currency fluctuations, sales growth amounted to 24 percent (25)
- Adjusted operating income amounted to KSEK 125,293 (108,023)
- The adjusted operating margin was 7.8 percent (8.4)
- Net income amounted to KSEK 55,611 (92,553)
- Earnings per share amounted to SEK 0.15 (0.25)

COMMENTS FROM THE CEO

"We can put yet another successful quarter behind us in which net growth exceeded the growth target of 20 percent annually by a wide margin. This means that nearly 150,000 customers were added over the most recent 12-month period.

The margin after adjustment for items affecting comparability remained stable.

The greatest challenge for Securitas Direct is to maintain a high growth rate. We are therefore working constantly to strengthen our offering and to increase efficiency in sales.

Introduction of the new concepts with image verification was implemented in several countries. The positive reception strengthens our position as market leader.

The implementation of a Group-wide systems and production platform is proceeding according to plan and will facilitate future expansion to new markets, while increasing efficiency and quality."

KEY FINANCIAL DATA FOR THE GROUP

Operating	June 30, 2006	June 30, 2005	Dec. 31, 2005
Net growth of customer portfolio, %	24.3[1]	29.2	26.7
Customer portfolio, no. of contracts	762,574	617,945	689,245
Cancellation ratio, %	5.4	5.5	5.3
Pay back time, years	3.7	3.4	3.4

1) Adjusted for sale of 4,174 monitored alarms to Securitas.

Net growth and cancellation ratio are based on 12-month rolling figures, while pay back time is for the six-month period.

Financial	April – June		January – June		January – December
KSEK	2006	2005	2006	2005	2005
Sales	**831,507**	**671,640**	**1,613,875**	**1,284,165**	**2,705,949**
Sales growth adjusted for currency fluctuations, %	*24*	*25*	*24*	*25*	*23*
Operating income	**43,121**	**54,267**	**96,590**	**126,896**	**266,555**
Adjustment for items affecting comparability[1]	16,786	352	28,703	–18,873	–17,827
Adjusted operating income	**59,907**	**54,619**	**125,293**	**108,023**	**248,728**
Adjusted operating margin, %	*7.2*	*8.1*	*7.8*	*8.4*	*9.2*
Income before tax	**35,951**	**49,289**	**82,958**	**117,142**	**246,012**
Earnings per share after full tax, SEK	0.07	0.11	0.15	0.25	0.46
Operating capital employed	–	–	**1,370,497**	**1,150,971**	**1,010,356**
Capital employed	–	–	**1,364,783**	**1,127,887**	**1,114,197**
Return on capital employed, %	–	–	*17.3*	*23.6*	*24.0*
Free cash flow	**–51,015**	**–84,249**	**–159,365**	**–122,638**	**–119,967**

1) SPECIFICATION OF ITEMS AFFECTING COMPARABILITY

Items affecting comparability arose in the process of adapting Securitas Direct as an exchange-listed company.

Operating income for the reporting period was affected by a non-recurring expense totaling KSEK 3,870 relating to an intra-Group sale of a customer portfolio in Belgium.

Items affecting comparability also include a management and trademark fee that Securitas Direct paid to Securitas AB. During the first six months, these expenses amounted to KSEK 17,833 (expense: 703). Following the exchange listing and in future, the trademark fee to Securitas will amount to 0.2 percent of sales, which is a lower level than that applying in 2006.

In addition, costs of SEK 7 M were charged against earnings for non-recurring costs relating to the exchange listing.

Furthermore, net income for the six-month period in 2005 included income of KSEK 19,576 relating to a Securitas-internal sale of a customer portfolio.

	April – June		January – June		January – December
KSEK	2006	2005	2006	2005	2005
Operating income	**43,121**	**54,267**	**96,590**	**126,896**	**266,555**
Profit/loss relating to Securitas-internal sales of customer portfolios	–3,870	–	–3,870	19,576	19,576
Management fee/trademark fee	–8,916	–352	–17,833	–703	–1,749
Non-recurring costs for exchange listing	–4,000	–	–7,000	–	–
Adjusted operating income	**59,907**	**54,619**	**125,293**	**108,023**	**248,728**
Adjusted operating margin, %	*7.2*	*8.1*	*7.8*	*8.4*	*9.2*

Goals and future prospects

To measure and evaluate its operations, Securitas Direct has three operating targets:

- Annual net growth of customer portfolio exceeding 20 percent
- Cancellation ratio in the customer portfolio shall be less than 6 percent annually
- Pay back time for investments in new customers shall be less than 4 years

Management's assessment is that Securitas Direct will achieve these targets in 2006.

SECURITAS DIRECT IN BRIEF

Securitas Direct is a leading service company that offers homes and small companies high-quality security services based on a standard selection of alarm products. The foundation for Securitas Direct's success is a combination of a strong growth focus, scalable concepts and a well-developed network of local entrepreneurs.

Securitas Direct's offering includes several components in a value chain comprising sales of burglary alarms, installation and service, handling of alarm signals in the alarm centre and following up and responding to alarms. Securitas Direct is represented at all stages of the chain except alarm intervention where guards or the police take over.

Two business areas and three markets

Securitas Direct's operations are organised in the two business areas Consumer (wireless alarms for homes) and Professional (more complex, wireline alarms for small companies). The Consumer business area includes the Aroundio brand, which is established in the Nordic market.

Securitas Direct has three geographic markets: Nordic (Sweden, Finland, Norway, Denmark), Central (France, Netherlands, Belgium) and Iberia (Spain, Portugal).

The Consumer business area conducts operations in all three markets except Denmark. The Professional business area is active in the Nordic market excluding Finland.

Business model

Customers pay a connection fee (approximately SEK 5,000) and a monthly fee of about SEK 250. The monthly fees are the most important source of revenue for the Group. Since customers do not pay the actual cost of alarm equipment and installation in full, each new customer is an investment for Securitas Direct. The Group's total cost base and cash flow are therefore to a great extent affected by the company's rate of growth.

Goals and strategies

Operating goals

- Annual net growth of customer portfolio exceeding 20 percent
- Cancellation ratio in the customer portfolio shall be less than 6 percent annually
- Pay back time for investments in new customers shall be less than 4 years

Financial goals

Assuming that operating goals are achieved, Securitas Direct's ambition is that this will result in average annual organic growth of more than 20 percent with an operating margin of 8–10 percent.

Dividend policy

Based on the growth targets that Securitas Direct has established, the Board of Directors deems that the company's cash flows will be reinvested in operations. No dividend will thus be paid over the next few years.

Growth strategy

Securitas Direct's main strategy is to continue growing with maintained profitability. Growth shall take place through increased penetration of existing markets and establishment in new markets. For a more detailed description of the strategy, see Securitas Direct's prospectus for distribution and listing of shares 2006.[1]

Increased focus on sales

Securitas Direct's new sales are more than 90-percent based on own marketing efforts and specific targeting of new customers, either through the company's own sales force or through partner companies. Complementary sales channels, such as alliances with construction, telecom and insurance companies, account for a small portion of sales but are expected to increase in the future. In the Nordic market, most new sales are through partner companies, while the major share of new sales in the Iberia and Central market areas take place through Securitas Direct's own sales force.

Extensive investments were implemented over the past few years in joint systems platforms. The objective is to increase scalability in the business concept when establishing operations in new markets, while strengthening the company's ability to focus to an even greater extent on sales in existing markets.

Markets with growth potential

Securitas Direct's potential market in Europe consists of some 170 million homes and about 30 million small companies. The number of alarms in which some form of monitoring and response is included is estimated at 7–8 million, corresponding to market penetration of about 4 percent in Europe. The corresponding figure for the US market is about 20 percent. The low degree of penetration in Europe provides scope for long-term growth.

1) Pages 18–19 of the prospectus.

DEVELOPMENT OF THE GROUP

Securitas Direct's business operations are wholly focused on organic growth. Over the most recent three years, resources were allocated to increase growth in the countries in which Securitas Direct is already established and to expand into new markets through organic growth. Currently Securitas Direct is focusing on the Central market area where several countries are in an establishment phase.

Trend for operating key data

During the second quarter, Securitas Direct's business developed in accordance with the company's expectations. The three operating key data are well in line with established goals.

Net growth of customer portfolio of 24.3[1] percent (29.2) was above the target of 20 percent for the past 12 months. During the second quarter, net growth as measured in the number of new customers was 41,517 (36,378). The number of customers in the portfolio amounted to 762,574 (617,945) at the end of the period. Net growth in the portfolio was strongest in the Consumer business area and in the Iberia market area, where Securitas Direct has long held a leading position.

The cancellation ratio amounted to 5.4 percent (5.5) for the most recent 12-month period, which was better than Securitas Direct's target of at most 6 percent. The cancellation ratio in the Professional business area remained low, despite an increase to 4.0 percent (3.6). The low level of customer cancellations shows that Securitas Direct is successful in delivering services that customers perceive as valuable.

The pay back time for investments in new customers was 3.7 years (3.4) for the first six months of the year. This is in line with the Group's target of 4 years. A significant share of the increase was attributable to Consumer, which implemented investments in new technology in customer installations (such as GSM as standard for alarm transmissions and new technology for camera detectors). These increased investments are expected to have a negative impact over the short term on the Group's pay back times. In pace with new technology declining in price, Securitas Direct expects pay back times to improve.

Trend for Securitas Direct's operating goals over the past five quarters

NET GROWTH OF CUSTOMER PORTFOLIO


No. of customers
%
800,000
30
600,000
20
400,000
10
05/Q2
05/Q3
05/Q4
06/Q1
06/Q2

Target: Annual net growth of customer portfolio exceeding 20 percent

Net growth of customer portfolio, rolling 12-month figures

◆ Securitas Direct has achieved its targets for the operating key data over the past five quarters. The Group's high net growth is a result of concentrated efforts in new customer sales in combination with measures to reduce customer cancellations.

CANCELLATION RATIO

%
6
5
4
05/Q2 05/Q3 05/Q4 06/Q1 06/Q2

Target: Cancellation ratio in the customer portfolio shall be less than 6 percent annually

Cancellation ratio, rolling 12-month figures

PAY BACK TIME FOR INVESTMENTS IN NEW CUSTOMERS

Year
4
3
2
05/Q2 05/Q3 05/Q4 06/Q1 06/Q2

Target: Pay back time for investments in new customers shall be less than 4 years

Pay back time for investments in new customers

1) Adjusted for sales of 4,174 monitored alarms to Securitas.

CONSOLIDATED SALES AND INCOME

April – June 2006

- Sales amounted to KSEK 831,507 (671,640).
- Sales growth was 24 percent (25), adjusted for currency fluctuations.
- Operating income was KSEK 43,121 (54,267).
- Adjusted operating income was KSEK 59,907 (54,619).
- The adjusted operating margin was 7.2 percent (8.1).
- Net financial items amounted to an expense of KSEK 7,170 (expense: 4,978).
- Income before tax was KSEK 35,951 (49,289). The Group's tax rate was 33.3 percent (33.4).
- Earnings per share were SEK 0.07 (0.11).

After adjustment for currency fluctuations, Securitas Direct's sales growth during the second quarter more than met the Group's target of 20 percent. The growth rate, however, was marginally lower than in the year-earlier period.

Sales growth in the Consumer business area remained high after adjustment for currency fluctuations and amounted to 31 percent (31). The strongest sales growth was noted in the Iberia market area. The Central market area's sales growth increased, although from a low absolute level. The Professional business area reported weaker sales growth of 4 percent (12).

Consolidated operating income developed more poorly than in the year-earlier period. This was largely attributable to items affecting comparability, which are reported in detail on page 2 of this report[1].

Adjusted operating income was KSEK 59,907 (54,619), resulting in an adjusted operating margin of 7.2 percent (8.1).

The lower operating income can also be partially explained by continued marketing investments in the Central market area.

January – June 2006

- Sales amounted to KSEK 1,613,875 (1,284,165).
- Sales growth was 24 percent (25), adjusted for currency fluctuations.
- Operating income was KSEK 96,590 (126,896).
- Adjusted operating income was KSEK 125,293 (108,023).
- The adjusted operating margin was 7.8 percent (8.4).
- Net financial items amounted to an expense of KSEK 13,632 (expense: 9,754).
- Income before tax was KSEK 82,958 (117,142). The Group's tax rate was 33.0 percent (33.4).
- Earnings per share were SEK 0.15 (0.25).

Consolidated sales growth adjusted for currency fluctuations exceeded the Group's target of 20 percent during the second quarter, although it was somewhat lower than in the corresponding period of the preceding year.

The Consumer business area achieved sales growth of 31 percent (32) after adjustment for currency fluctuations, which exceeded the Group's target by a broad margin. The Iberia market area contributed strongly with continued high sales growth. The Central market area reported increased sales, although from a relatively low absolute level. Sales growth in the Professional business area amounted to 7 percent (11), which as expected was lower than the corresponding period in the preceding year. Nonetheless, the business area maintained a strong operating margin of 17.1 percent (17.8).

Consolidated operating income was lower for the period, compared with the corresponding period in the preceding year. The lower operating income was largely attributable to items affecting comparability, which are presented in detail on page 2 of this report.[1]

Adjusted operating income amounted to KSEK 125,293 (108,023), corresponding to an adjusted operating margin of 7.8 percent (8.4).

Operating income was also affected, although to a limited extent, by lower income from the Central market area as a result of market investments.

1) Page 45 of the prospectus.

CONSUMER BUSINESS AREA

Securitas Direct's operations are organised in the two business areas, Consumer and Professional, which also comprise the Group's primary segments.

Within the Consumer business area, Securitas Direct offers wireless security services primarily intended for homes. The services are characterised by reliable transmission, advanced verification and a high degree of user friendliness.

The Consumer business area includes the Aroundio concept, which means that Securitas Direct's representative combines the role of reseller and installer in a given district. In cases where the representative is an external partner, emergency service, such as assistance in cases of alarm, is also included.

Within the Consumer business area, Securitas Direct is active in all market areas – Nordic, Central and Iberia, but not in Denmark.

The business area's share of consolidated sales for the six-month period amounted to 76 percent.

KEY DATA FOR THE CONSUMER BUSINESS AREA

Operating	June 30, 2006	June 30, 2005
Net growth of customer portfolio, %	30.0[1]	38.3
Customer portfolio, no. of contracts	604,036	469,116
Cancellation ratio, %	5.9	6.5
Pay back time, years	3.3	3.0

1) Adjusted for sale of 4,174 monitored alarms to Securitas.

Net growth and cancellation ratio are rolling 12-month figures, while pay back time is for the six-month period.

Financial KSEK	April – June 2006	April – June 2005	January – June 2006	January – June 2005
Sales	639,666	488,955	1,230,811	929,300
Sales growth adjusted for currency fluctuations, %	*31*	*31*	*31*	*32*
Operating income	17,829	39,443	50,667	75,510
Adjusted operating income	36,353	39,443	88,627	75,510
Adjusted operating margin, %	*5.7*	*8.1*	*7.2*	*8.1*

Growth, cancellation ratio and pay back time

Net growth of the customer portfolio remained strong and amounted to 30.0[1] percent (38.3). The greatest growth was in the Nordic and Iberia market areas. Growth was increasing in the Central market area, which is still in an establishment phase.

The cancellation ratio declined and amounted to 5.9 percent (6.5), which was within the Group's target of 6 percent.

Pay back time for investments in new customers increased marginally to 3.3 years (3.0), primarily as a result of the introduction of new technology (such as GSM as standard for alarm transmission and new technology in camera detectors) which resulted in a somewhat higher initial investment in each new customer.

Sales and income April – June 2006

Sales increased to KSEK 639,666 (488,955), while growth adjusted for currency fluctuations amounted to 31 percent (31). The highest sales growth was noted in the Iberia market area.

Operating income declined to KSEK 17,829 (39,443), corresponding to an operating margin of 2.8 percent (8.1). The lower income was largely attributable to items affecting comparability.

Adjusted operating income includes an item affecting comparability corresponding to an expense of KSEK 18,524 relating to trademark fees and costs for development and operation of a Group-wide IT platform, which was distributed by the Parent Company Securitas Direct.

Adjusted operating income amounted to KSEK 36,353 (39,443), corresponding to an adjusted operating margin of 5.7 percent (8.1).

Operating income was also negatively affected to some extent by increased investment in the Central market area.

1) Adjusted for sale of 4,174 monitored alarms to Securitas.

PROFESSIONAL BUSINESS AREA

Securitas Direct offers small companies high-quality security services based on a standardised portfolio of alarm products. The offer contains several components in a value chain consisting of sales of burglary alarms, installation and service, handling of alarm signals in the alarm centre and following up and responding to alarms. The service is based on fixed connection, is more complex and has greater ability to customise solutions for specific customers than what is generally offered within the Consumer business area.

The Professional business area is active in the Nordic market, although not in Finland.

The business area's proportion of consolidated sales for the six-month period amounted to 24 percent.

KEY DATA FOR THE PROFESSIONAL BUSINESS AREA

Operating	June 30, 2006	June 30, 2005
Net growth of customer portfolio, %	**6.5**	**7.0**
Customer portfolio, no. of contracts	158,538	148,829
Cancellation ratio, %	**4.0**	**3.6**
Pay back time, years	4.2	4.0

Net growth and cancellation ratio are rolling 12-month figures, while pay back time is for the six-month period.

Financial KSEK	April–June 2006	 2005	January–June 2006	 2005
Sales	191,841	182,685	383,065	354,865
Sales growth adjusted for currency fluctuations, %	*4*	*12*	*7*	*11*
Operating income	33,137	31,557	65,450	63,058
Adjusted operating income	39,078	31,557	77,361	63,058
Adjusted operating margin, %	*20.4*	*17.3*	*20.2*	*17.8*

Growth, cancellation ratio and pay back time

Net growth of customer portfolio was somewhat lower than in the corresponding period of the preceding year. Net growth of 6.5 percent (7.0), however, was in line with the Group's expectations for the period.

The cancellation ratio increased somewhat to 4.0 percent (3.6). Despite this increase, the business area met the operating target. The low proportion of customer cancellations in the business area confirms that the services offered are perceived as valuable by customers.

The pay back time for investments in new customers increased to 4.2 years (4.0), which was somewhat above Securitas Direct's operating target. The expectation for the full-year 2006, however, is that the pay back time for the business area will be close to 4.0 years.

Sales and income April – June 2006

Sales increased to KSEK 191,841 (182,685), while sales growth after adjustment for currency fluctuations declined in accordance with the Group's expectations to 4 percent (12).

Operating income increased to KSEK 33,137 (31,557), resulting in an operating margin of 17.3 percent (17.3).

Costs totaling KSEK 5,941 for trademark fees as well as costs relating to development and operation of a joint IT platform were charged against operating income for the quarter. These costs were distributed by the Parent Company Securitas Direct.

Adjusted operating income amounted to KSEK 39,078 (31,557), resulting in an adjusted operating margin of 20.4 percent (17.3).

CASH FLOW

Monthly payments from Securitas Direct's customers generate significant positive cash flow and comprise the Group's most important revenue source. Cash flow partially finances Securitas Direct's growth, meaning the company's investments in new customers. Since new customers do not pay the actual cost for alarm equipment and installation in full, Securitas Direct's rate of growth has a clear impact on the development of cash flow.

January – June 2006

- Cash flow from operations amounted to KSEK 171,961 (163,919).
- Cash flow from investing activities amounted to an expense of KSEK 331,326 (expense: 286,557).
- Cash flow from financing activities amounted to income of KSEK 202,319 (147,378).
- Cash flow for the period amounted to KSEK 42,954 (24,740).
- Net debt amounted to KSEK 835,013 (796,617).

Consolidated cash flow from operations was positive at KSEK 171,961 (163,919) for the six-month period. Growth of the Group resulted in significant investments, primarily in facilities that were installed on Securitas Direct's customers' premises, which amounted to an expense of KSEK 331,326 (expense: 286,557). The result was that free cash flow was negative at KSEK 159,365 (neg 122,638).

During the six-month period, Securitas Direct took over logistics processing in Nordic operations from Securitas Systems. In conjunction with the take-over, inventory was acquired that had a negative impact on cash flow from operations at SEK 50 M.

PARENT COMPANY

The Parent Company provides Group functions, such as development and operation of IT, concept development and Group accounting. The Parent Company's revenues during the period amounted to KSEK 32,173 (25,686), which consisted of management and trademark fees that were invoiced to the subsidiaries. A loss before appropriations and tax of KSEK 15,657 (loss: 4,815) was reported. Investments for the period amounted to KSEK 362 (242). At the end of the period, bank balances amounted to KSEK 77,019 (1,570), while outstanding loans amounted to KSEK 85,000 (105,000).

OTHER SIGNIFICANT EVENTS

Annual General Meeting

Securitas Direct AB held its Annual General Meeting on June 12, 2006 in Stockholm. The Annual General Meeting elected Thomas Berglund, Gustaf Douglas, Anna Lindström, Ulf Mattsson, Dick Seger and Ulrik Svensson as members of the Board of Directors for the period until the end of the next Annual General Meeting. Thomas Berglund was elected as Chairman.

Exchange listing of Securitas Direct

On February 9, 2006, Securitas AB announced plans to transform three of its divisions into the independent, specialised security companies: Securitas Direct, Loomis Cash Handling Services and Securitas Systems. Assuming that the General Meeting to be held on September 25 approves a proposal to distribute Securitas Direct to the shareholders, the Securitas Direct B share will be listed on the O-list of the Stockholm Stock Exchange on September 29, 2006.

The listing process is proceeding according to plan and Securitas Direct's prospectus for distribution and listing of shares 2006 is expected to be available on September 8, 2006.

EVENTS AFTER THE CLOSING DATE

On July 27, 2006, Securitas Direct obtained approved long-term financing totaling KSEK 1,500,000 in the form of a Multi-Currency Revolving Credit Facility. The credit agreement is jointly syndicated by four international commercial banks and extends for a period of five years with an option to extend for one plus one year. Compared with the company's previous financing, which was primarily obtained through Securitas AB, the new credit agreement will increase financing costs somewhat. The agreement is subject to certain restrictions, including a provision that the credit facility cannot be utilised until Securitas AB's Extraordinary General Meeting approves distribution of Securitas Direct.

ACCOUNTING PRINCIPLES

The Securitas Direct Group's financial reports are prepared in accordance with International Financial Reporting Standards (IAS/IFRS as adopted by the European Union) and issued by the International Accounting Standards Board of Directors and the statements issued by the International Financial Reporting Interpretations Committee (IFRIC).

This interim report was prepared in accordance with IAS 34 Interim Reporting and RR 31 Interim Reporting of Corporate Groups issued by the Swedish Financial Accounting Standards Council. The most important accounting principles according to IFRS, which was the norm applied in preparing this interim report, are described in Note 1 of the "Consolidated accounts 2005". The effects of the transition to IFRS are described in Note 31 of the "Consolidated accounts 2005".

NEXT REPORTING DATE

The interim report for January – September will be published on November 16, 2006.

Malmö, August 22, 2006

Dick Seger
President and CEO

LIMITED REVIEW REPORT

We have performed a limited review of the interim report for Securitas Direct AB (publ) for the period from January 1 to June 30, 2006. It is the company's management that is responsible for accurately preparing and presenting this interim report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility it to express an opinion on this interim report based on our review.

We have conducted our limited review in accordance with the Standard for limited reviews *SÖG 2410 Review of interim financial information conducted by the company's elected auditor* issued by FAR, the Institute for the Accounting Profession in Sweden. A review consists of making requests, primarily to those persons responsible for financial and accounting issues, performing an analytic review and taking other general review measures. A limited review has a different focus and is considerably limited in scope, compared with the focus and scope of an audit in accordance with the Auditing Standard in Sweden and generally accepted auditing practices. The review measures that are taken during a limited review do not allow us to achieve such certainty that we are aware of all important circumstances that would have been identified if an audit had been conducted. The expressed opinion based on a limited review therefore does not have the same degree of certainty as an expressed opinion based on an audit.

Based on our limited review, no circumstances have emerged to give us reason to believe that this interim report does not, in material aspects, provide an accurate presentation in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, August 22, 2006
PricewaterhouseCoopers AB

Magnus Brändström
Authorised Public Accountant

INCOME STATEMENT

KSEK	April–June 2006	April–June 2005	January–June 2006	January–June 2005	January–December 2005
Sales	831,507	671,640	1,613,875	1,284,165	2,705,949
Sales growth adjusted for currency fluctuation, %	24	25	24	25	23
Production costs	–519,589	–384,065	–998,109	–741,814	–1,570,165
Gross income	**311,918**	**287,575**	**615,766**	**542,351**	**1,135,784**
Sales and administration costs	–268,797	–233,308	–519,176	–415,455	–869,229
Operating income	**43,121**	**54,267**	**96,590**	**126,896**	**266,555**
Operating margin, %	5.2	8.1	6.0	9.9	9.9
Financial income and expenses	–7,170	–4,978	–13,632	–9,754	–20,543
Income before taxes	**35,951**	**49,289**	**82,958**	**117,142**	**246,012**
Net margin, %	4.3	7.3	5.1	9.1	9.1
Taxes	–11,983	–16,459	–27,347	–39,121	–82,240
Net income from continuing operations	**23,968**	**32,830**	**55,611**	**78,021**	**163,772**
Net income from discontinued operations	–	6,798	–	14,532	3,491
Net income for the period	**23,968**	**39,628**	**55,611**	**92,553**	**167,263**
Earnings per share after tax, SEK	0.07	363.56	0.20	849.11	1,534.52
Earnings per share after tax, recalculated, SEK	0.07	0.11	0.15	0.25	0.46
Number of outstanding shares	365,058,897	109,000	365,058,897	109,000	109,000
Average number of outstanding shares	365,058,897	109,000	284,382,898	109,000	109,000

At the Extraordinary General Meeting on February 9, 2006, the number of shares was increased from 109,000 to 365,058,897 in a combined bonus and share issue. Earnings per share were recalculated for the new number of shares for the comparison years.

Currently, the company has no outstanding debentures or subscription warrants.

Specification of items affecting comparability

The items affecting comparability arose in the process of adapting Securitas Direct as an exchange-listed company.

Operating income for the reporting period was affected by a non-recurring expense totaling KSEK 3,870 relating to a Securitas-internal sale of a customer portfolio in Belgium.

Items affecting comparability also include a management and trademark fee that Securitas Direct paid to Securitas AB. During the first six months, these expenses amounted to KSEK 17,833 (expense: 703).

Following the exchange listing and in the future, the trademark fee to Securitas will amount to 0.2 percent of sales, which is a lower level than that applying in 2006.

In addition, costs of approximately SEK 7 M were charged against operating income for non-recurring costs relating to the exchange listing.

Furthermore, net income for the six-month period in 2005 included income of KSEK 19,576 relating to a Securitas-internal sale of a customer portfolio.

KSEK	April–June 2006	April–June 2005	January–June 2006	January–June 2005	January–December 2005
Operating income	**43,121**	**54,267**	**96,590**	**126,896**	**266,555**
Profit/loss relating to a Securitas-internal sale of customer portfolios	–3,870	–	–3,870	19,576	19,576
Management fee/trademark fee	–8,916	–352	–17,833	–703	–1,749
Non-recurring costs for exchange listing	–4,000	–	–7,000	–	–
Adjusted operating income	**59,907**	**54,619**	**125,293**	**108,023**	**248,728**
Adjusted operating margin, %	7.2	8.1	7.8	8.4	9.2

CASH FLOW

KSEK	April – June 2006	April – June 2005	January – June 2006	January – June 2005	January – December 2005
Cash flow from operations	118,130	65,732	171,961	163,919	461,204
Cash flow from investing activities	–169,145	–149,981	–331,326	–286,557	–732,712
Cash flow from financing activities	18,702	101,095	202,319	147,378	344,518
Cash flow for the period	**–32,313**	**16,846**	**42,954**	**24,740**	**73,010**
Opening balance cash and cash equivalents	224,942	86,341	150,331	79,025	79,025
Translation difference on cash and cash equivalents	2,108	–1,312	1,452	–1,890	–1,704
Closing balance cash and cash equivalents	**194,737**	**101,875**	**194,737**	**101,875**	**150,331**

BALANCE SHEET

KSEK	June 30, 2006	June 30, 2005	Dec. 31, 2005
Assets			
Fixed assets			
Goodwill	24,517	57,986	48,552
Customer portfolio	51,172	60,387	55,283
Other intangible fixed assets	57,746	30,297	43,522
Tangible fixed assets	1,148,106	970,517	1,052,897
Other long-term receivables	44,692	31,570	34,427
Total fixed assets	**1,326,233**	**1,150,757**	**1,234,681**
Current assets			
Inventory	367,028	285,445	310,540
Accounts receivable	286,280	261,984	233,803
Other current receivables	170,680	117,014	122,920
Cash and cash equivalents	194,737	101,875	150,331
Total current assets	**1,018,725**	**766,318**	**817,594**
Total assets	**2,344,958**	**1,917,075**	**2,052,275**

KSEK	June 30, 2006	June 30, 2005	Dec. 31, 2005
Equity and liabilities			
Equity	529,768	331,267	371,582
Total equity	**529,768**	**331,267**	**371,582**
Equity/assets ratio, %	23	17	18
Long-term liabilities			
Deferred tax expense	39,592	44,400	41,829
Other provisions and long-term liabilities	5,808	18,391	4,857
Total long-term liabilities	**45,400**	**62,791**	**46,686**
Current liabilities			
Other short term loan liabilities	1,029,750	890,885	892,389
Accounts payable	271,983	245,459	282,798
Other current liabilities	468,057	386,673	458,820
Total current liabilities	**1,769,790**	**1,523,017**	**1,634,007**
Total equity and liabilities	**2,344,958**	**1,917,075**	**2,052,275**

CHANGES IN EQUITY

KSEK	January – June 2006 Share capital	Other capital contri-butions	Other reserves[1]	Earnings brought forward, incl. net income for the year	Total	January – June 2005 Share capital	Other capital contri-butions	Other reserves[1]	Earnings brought forward, incl. net income for the year	Total
Opening balance	10,900	154,550	10,689	195,443	371,582	10,900	–	–3,098	84,616	92,418
Translation differences	–	–	–7,425	–	–7,425	–	–	14,889	–	14,889
Total income and expenses recognised directly in equity	–	–	–7,425	–	–7,425	–	–	14,889	–	14,889
Net income of period/year	–	–	–	55,611	55,611	–	–	–	92,553	92,553
Total changes in value excluding transactions with the company's owners	–	–	–7,425	55,611	48,186	–	–	14,889	92,553	107,442
Share issue/bonus issue	354,159	–154,550	–	–89,609	110,000	–	–	–	–	-
Shareholder contributions received	–	–	–	–	–	–	154,550	–	–	154,550
Group contributions granted, net	–	–	–	–	–	–	–	–	–5,610	–5,610
Dividend granted to shareholders in the Parent Company	–	–	–	–	–	–	–	–	–17,533	–17,533
Closing balance	365,059	–	3,264	161,445	529,768	10,900	154,550	11,791	154,026	331,267

1) Other reserves consist entirely of translation reserves

SEGMENT OVERVIEW

April – June 2006 and 2005

KSEK	Consumer April – June 2006	Consumer 2005	Professional April – June 2006	Professional 2005	Other[1] April – June 2006	Other[1] 2005	Group April – June 2006	Group 2005
Sales	639,666	488,955	191,841	182,685	–	–	831,507	671,640
Sales growth adjusted for currency fluctuations, %	*31*	*31*	*4*	*12*	–	–	*24*	*25*
Operating income	**17,829**	**39,443**	**33,137**	**31,557**	**–7,845**	**–16,733**	**43,121**	**54,267**
Operating margin, %	*2.8*	*8.1*	*17.3*	*17.3*	–	–	*5.2*	*8.1*

January – June 2006 and 2005

KSEK	Consumer January – June 2006	Consumer 2005	Professional January – June 2006	Professional 2005	Other[1] January – June 2006	Other[1] 2005	Group January – June 2006	Group 2005
Sales	1,230,811	929,300	383,065	354,865	–	–	1,613,875	1,284,165
Sales growth adjusted for currency fluctuations, %	*31*	*32*	*7*	*11*	–	–	*24*	*25*
Operating income	**50,667**	**75,510**	**65,450**	**63,058**	**–19,527**	**–11,670**	**96,590**	**126,898**
Operating margin, %	*4.1*	*8.1*	*17.1*	*17.8*	–	–	*6.0*	*9.9*
Operating capital employed	**1,328,499**	**1,094,838**	**54,173**	**–4,865**	**–12,175**	**60,998**	**1,370,497**	**1,150,971**

1) The Other segment includes joint Group costs for such items as dividends and operation of the joint IT platform, as well as trademark fees for the year 2005. During 2006, these were distributed to some extent among the segments.

NOTES

1 DEFINITIONS

Net growth of customer portfolio (%)
The number of customers in the closing balance customer portfolio in relation to the number of customers in the portfolio 12 months ago.

Cancellation ratio (%)
Customer cancellations over the past 12 months in relation to the customer portfolio 12 months ago.

Pay back time for investments in new customers (years)
The average net investment per new customer in relation to the average net contribution per customer and month.

Customer portfolio (number of contracts)
The number of paying customers on the closing date.

Return on capital employed
Operating income as a percentage of closing balance capital employed. In the interim report, operating income is calculated as a 12-month rolling figure.

Free cash flow
Cash flow from operating activities less investments in fixed assets.

Cash flow from operating activities
Operating income adjusted for depreciation according to plan, financial income and expenses, income tax and changes in accounts receivable and in other operating capital employed.

Operating margin
Operating income as a percentage of sales.

Capital employed
Non interest-bearing fixed assets and current assets less non interest-bearing long-term and current liabilities.

2 NET INCOME FROM DISCOUNTINUED OPERATIONS

During 2005, Securitas Direct divested its holding in the subsidiary Securitas Direct SA Schweiz for KSEK 2,062. In addition, the holding in the associated company Direct Alert Services was divested for KSEK 124,840. Both of these divestments were implemented to create a legal organisation structure that reflects the operating Securitas Direct organisation.

KSEK	January – June 2006	January – June 2005
Securitas Direct SA		
Sales proceeds	–	20,624
Costs before operating income	–	–19,320
Operating income	–	1,304
Income before taxes	–	1,279
Tax on capital gain	–	1,540
Net income	–	2,819
Alert Services Holding		
Share in associated company's income	–	–6,743
Net income from capital gain	–	18,456
Net income from discontinued operation	–	11,713
Net income from discountinued operations	**–**	**14,532**

3 TRANSACTIONS WITH RELATED PARTIES

Transactions with all companies within the Securitas Group except companies within the Securitas Direct Group as of June 30, 2006 are reported below. All transactions with related parties were conducted on market terms. In addition to the transactions below, Securitas Direct paid KSEK 17,833 in management and trademark fees to Securitas AB during the reporting period.

Sales to other companies within the Securitas Group KSEK	
Sales	20,310
(Of which Securitas AB)	–
Purchases from other companies within the Securitas Group	
Production costs	–58,579
(Of which Securitas AB)	(–122)
Interest expenses attributable to other companies within the Securitas Group	
Interest expenses	–13,823
(Of which Securitas AB)	(–7,641)
Receivables from other companies within the Securitas Group	
Accounts receivable	30,636
(Of which Securitas AB)	(16)
Other current receivables	13,087
(Of which Securitas AB)	(7,641)
Liabilities to other companies within the Securitas Group	
Other current debts	954,275
(Of which Securitas AB)	(583,689)
Accounts payable	21,459
(Of which Securitas AB)	–
Other current liabilities	11,146
(Of which Securitas AB)	(11,146)

BOARD OF DIRECTORS, MANAGEMENT AND AUDITORS

BOARD OF DIRECTORS

	Position	Born	Nationality	Elected	Independent[1]	Number of Class A shares	Number of Class B shares[2]
Thomas Berglund	Chairman	1952	Swedish	2002	No[3]	–	501,608
Gustaf Douglas		1938	Swedish	2006	No[4]	12,642,600	28,730,000
Anna Lindström		1965	Swedish	2006	Yes	–	1,500
Ulf Mattsson		1964	Swedish	2006	Yes	–	–
Dick Seger	President	1953	Swedish	2006	No[3]	–	89,224
Ulrik Svensson		1961	Swedish	2006	No[4]	–	–

1) In accordance with the Stockholm Stock Exchange's listing requirements. No member of the Board of Directors is a member of Group Management, apart from President and CEO Dick Seger.
2) Details on holdings are shown under each presentation below.
3) Thomas Berglund and Dick Seger are not considered to be independent in relation to the company.
4) Gustaf Douglas and Ulrik Svensson are considered to be independent in relation to the company and its management, but not in relation to major shareholders.



Thomas Berglund



Gustaf Douglas



Anna Lindström

Thomas Berglund

Born in 1952, B.Sc. in Economics and Business Administration. Chairman of the Board and Member of the Board since 2002.
Other assignments/positions: President and Member of the Board of Securitas, and Chief Executive Officer of the Securitas Group since 1993. Chairman of the Board of Thomas Berglund Holding AB.
Terminated Board assignments/partnerships the past five years: –
Previous positions: Employed by the Securitas Group in 1984 after a previous career in the Swedish Government Offices and subsequently as a consultant for Swedish Management Group.
Shareholding in Securitas:[1] 500,000 Class B shares held privately and 1,608 Class B shares through related parties.

Gustaf Douglas

Born in 1938, MBA, Harvard Business School 1964, with distinction.
Member of the Board since 2006.
Other assignments/positions: President and Member of the Board of Förvaltnings AB Wasatornet and Karpalunds ångbryggeriaktiebolag. Chairman of the Board of Investment AB Latour, Assa Abloy AB, Säkl AB and Boxholms Skogar AB. Deputy Chairman of Securitas. Member of the Board of the Svenska Dagbladet Foundation and Moderata Samlingspartiet.
Terminated Board assignments/partnerships the past five years: Chairman of Fagerhult AB and IFS AB.
Previous positions: President of Dagens Nyheter AB 1973–1980. Subsequently, business owner. Owns Förvaltnings AB Wasatornet with family. Principal owner of Investment Latour AB and Säkl AB.
Shareholding in Securitas:[1] 4,000,000 Class A shares and 22,650,000 Class B shares held through Investment AB Latour, 8,642,600 Class A shares and 4,000,000 Class B shares through Säkl AB, 2,000,000 Class B shares through Förvaltnings AB Wasatornet and 80,000 Class B shares through related parties.

Anna Lindström

Born in 1965, M.Sc. in Engineering. Member of the Board since 2006.
Other assignments/positions: Management consultant with Righthand AB. Member of the Board of Proact IT Group AB.
Terminated Board assignments/partnerships the past five years: –
Previous positions: Own consultancy business and Marketing Director of Xerox AB.
Shareholding in Securitas:[1] 1,500 Class B shares through related parties.

1) Each share in Securitas held on the record day for right to receive shares in Securitas Direct entitles the holder to one share in Securitas Direct, provided that the Securitas Extraordinary General Meeting on September 25, 2006 resolves to distribute all shares by means of a dividend distribution.



Ulf Mattsson



Dick Seger



Ulrik Svensson

Ulf Mattsson

Born in 1964, M.Sc. in Economics and PMD, Harvard Business School.
Member of the Board since 2006.
Other assignments/positions: President and Chief Executive Officer of Capio AB.
Terminated Board assignments/partnerships the past five years: Member of the Board of Domco Tarkett Inc. and Nybron Flooring International Corp.
Previous positions: President and Chief Executive Officer of Domco Tarkett Inc., 2000–2004. President of Mölnlycke Health Care, AB 2005.
Shareholding in Securitas:[1] –

Dick Seger

Born in 1953, M.Sc. in Engineering. President and Member of the Board of Securitas Direct since 1997 and Chief Executive Officer of the Securitas Direct Group since 2006.
Other assignments/positions: –
Terminated Board assignments/partnerships the past five years: –
Previous positions: Employed by the Securitas Group as export manager for Securitas Security Systems in 1984. Appointed President of Securitas Direct AB Sverige after four years and Divisional President of Securitas Direct in 1997.
Shareholding in Securitas:[1] 89,224 Class B shares.

Ulrik Svensson

Born in 1961, MBA.
Member of the Board since 2006.
Other assignments/positions: President of Melker Schörling AB.
Terminated Board assignments/partnerships the past five years: –
Previous positions: Chief Financial Officer of Esselte AB in 2000–2003 and Swiss International Airlines Ltd in 2003–2006.
Shareholding in Securitas:[1] –

Employee representatives

Following a request made during the summer of 2006, the trade unions concerned declined to appoint employee representatives. The intention is to submit a new request during the fourth quarter of 2006.

1) Each share in Securitas held on the record day for right to receive shares in Securitas Direct entitles the holder to one share in Securitas Direct, provided that the Securitas Extraordinary General Meeting on September 25, 2006 resolves to distribute all shares by means of a dividend distribution.



Lars Andersson



Jan Lockner



Luis Gil

MANAGEMENT
Dick Seger

See page 58.

Lars Andersson

Born in 1966, B.Sc. in Economics and Business Administration.
Chief Financial Officer.
Other assignments/positions: –
Terminated Board assignments/partnerships the past five years: –
Previous positions: Employed by the Securitas Group since 1992, initially as a trainee and thereafter in a number of controller positions in Sweden, Portugal and the US. Appointed Divisional Controller of Securitas Direct in 2003.
Shareholding in Securitas:[1)] 66,897 Class B shares

Jan Lockner

Born in 1964, Officer.
President of Nordic Professional.
Other assignments/positions: –
Terminated Board assignments/partnerships the past five years: –
Previous positions: President of IMS Data Öst AB (1999–2001) and Vice President of Wallininstitutet Utbildning AB. Employed as business area President of Securitas Direct in 2002 and was thereafter appointed President of Securitas Direct Sverige AB in 2004. President of Securitas Direct Professional Nordic since 2005.
Shareholding in Securitas:[1)] –

Luis Gil

Born in 1961, Masters in Industrial Engineering, Business Administration and Marketing and Sales.
President of Iberia Consumer.
Other assignments/positions: –
Terminated Board assignments/partnerships the past five years: –
Previous positions: Started his career within Securitas Direct in 1993 after having been President of Esabe Ingeniería de Seguridad SA and holding executive positions in family-owned businesses. Formed Securitas Direct in Spain in 1993 and Securitas Direct in Portugal in 2001. Currently country manager of both of these organisations.
Shareholding in Securitas:[1)] 178,000 Class B shares held privately and 412,000 Class B shares through Securholds SPRL.

1) Each share in Securitas held on the record day for right to receive shares in Securitas Direct entitles the holder to one share in Securitas Direct, provided that the Securitas Extraordinary General Meeting on September 25, 2006 resolves to distribute all shares by means of a dividend distribution.

AUDITORS

At Securitas Direct's Annual General Meeting in 2004, PricewaterhouseCoopers AB was elected Auditor for the period up until the end of the Annual General Meeting in 2008. Pricewaterhouse-Coopers AB has been the company's Auditor during the period covered by the historical financial information, meaning from 2003 through the first half of 2006. The Auditor in charge has been Anders Lundin[1] and, as from 2005, Magnus Brändström.

Magnus Brändström

PricewaterhouseCoopers AB
Born in 1962. Authorised Public Accountant. Member of FAR (Institute for the Accounting Profession in Sweden). Auditor in charge since 2005.
Other audit assignments: Capgemeni AB, CapMan AB, Intellecta AB, Interflora AB, Opcon AB, Rottneros AB and Studsvik AB.
Shareholding in Securitas:[2] –
Address: PricewaterhouseCoopers AB, SE-113 97 Stockholm, Sweden

ADDITIONAL INFORMATION ON THE BOARD OF DIRECTORS AND MANAGEMENT

The business address for all members of Securitas Direct's Board and Management is Securitas Direct AB, PO Box 4519, SE-203 20 Malmö, Sweden.

Securitas Direct's Board of Directors has been elected following a proposal from Securitas' Nomination Committee.[3] An Extraordinary General Meeting in Securitas Direct on May 26, 2006 as well as the Annual General Meeting on June 12, 2006, resolved to elect the proposed Board of Directors for the period up until the end of the Annual General Meeting in 2007.

Securitas Direct's Board of Directors has been deemed to fulfil the requirements of the Stockholm Stock Exchange regarding independence in relation to Securitas Direct, its Management and major shareholders. Independence in relation to major owners has been judged in relation to Securitas' owners, as Securitas Direct immediately after the proposed distribution will have the same circle of shareholders as Securitas.

None of Securitas Direct's Board members or members of Management has been convicted in relation to any fraudulent offences during the past five years. Nor are there any incriminations and/or sanctions from an authority or professional association against any of these persons and none of them have been disqualified by a court from acting as a member of a company's administrative, management or supervisory bodies or from acting in the management or conduct of the affairs of a company over the past five years.

For a few months during 2001, Jan Lockner was Vice President of Wallininstitutet Utbildning AB, when the company's owners requested that the company file for bankruptcy. The bankruptcy was finalised in August 2004. Beyond that, no member of the Board or Management has been involved in any bankruptcy, liquidation or receivership during the last five years.

No member of the Board or Management has any private interests, which can conflict with the interests of Securitas Direct. As apparent from the account above, several members of the Board and Management may however have a financial interest in Securitas through shareholdings in Securitas and may also come to have financial interests in Securitas Direct by means of shareholdings in the company as a consequence of present shareholdings in Securitas. Following the distribution of Securitas Direct, Luis Gil will continue to participate in Securitas' incentive program 2002/2007 (see "The relation between Securitas Direct and Securitas" on pages 71–72).

No family ties exist between the members of the Board or Management.

REMUNERATION TO THE BOARD OF DIRECTORS AND MANAGEMENT

Remuneration to the Board of Directors

The Chairman and the members of the Board receive fees resolved upon by the General Meeting. The CEO receives no directors' fee.

Up until the Annual General Meeting in 2006, no fees have been to paid to members for work performed on Securitas Direct's Board of Directors. As a Group company within the Securitas Group, the company has had a Board of Directors comprising solely of employees within the Group, whose Board assignment was part of these persons' ordinary duties

Compensation to Securitas Direct's present Board of Directors was decided at the Annual General Meeting on June 12, 2006. The members elected by the General Meeting are appointed for the period up to the end of the Annual General Meeting in 2007 and the fees pertain to this period. For information regarding fees and the distribution among the members, see the table below.

Board Member	Ordinary remuneration for the period from the 2006 AGM–the 2007 AGM
Thomas Berglund, Chairman	SEK 400,000
Gustaf Douglas	SEK 200,000
Anna Lindström	SEK 200,000
Ulf Mattsson	SEK 200,000
Dick Seger	–
Ulrik Svensson	SEK 200,000
Total	**SEK 1,200,000**

1) Authorised Public Accountant and member of FAR. Address: PricewaterhouseCoopers AB, SE-113 97 Stockholm, Sweden.
2) Each share in Securitas held on the record day for right to receive shares in Securitas Direct entitles the holder to one share in Securitas Direct, provided that the Securitas Extraordinary General Meeting on September 25, 2006 resolves to distribute all shares by means of a dividend distribution.
3) Consisting of the Chairman Gustaf Douglas, Melker Schörling, Marianne Nilsson (Robur AB) and Annika Anderson (Fjärde AP-fonden).



General principles for remuneration to Securitas Direct's Group Management

Guidelines for salary and other remuneration for the CEO and other members of Management are resolved upon by Securitas Direct's Annual General Meeting based on proposals by the Board of Directors.

Remuneration to the CEO as well as the rest of the Group Management comprises fixed salary, variable salary, pension and insurance benefits, company car and other benefits related to service abroad. The variable salary varies between zero and the maximum amount as follows:

- The variable salary paid to the CEO may not exceed 65 percent of the fixed salary.
- The variable salary paid to other members of the Group Management may not exceed 65–175 percent of the fixed salary.

The variable salary is based on the outcome in relation to earnings targets (and, in certain cases, other key figures) individually established for each executive. In addition to variable salary, the CEO has the possibility to receive long-term bonus for the years 2004–2006. Payment of this bonus, which is maximised at three years' salary, will be made in 2007. The president of Iberia Consumer has the possibility to receive long-term bonus for the years 2006–2008 in addition to the variable salary (maximised to EUR 400,000 per year with payment during 2009). The same applies to the CFO for the years 2007–2009 (maximised to 65 percent of the fixed salary per year with payment during 2010).

For the CEO, the total cost of fixed and variable salary is determined each year at an amount that includes all of the company's remuneration costs, including social benefits costs. The total cost principle enables the CEO to allocate part of his fixed salary to other benefits, such as pension benefits.

The period of notice required from Securitas Direct is 12 months in relation to both the CEO and the other members of Management.

The period of notice required from the CEO is six months. In the event of notice of termination by the company, the CEO is entitled to severance pay corresponding to 12 months' salary. A corresponding severance pay shall also be paid if the CEO resigns in conjunction with changes in control of Securitas Direct or if the company ceases to be listed.

In the event of notice of termination by other members of Management, notice periods of 6–12 months apply. In the event of notice of termination by the company, all of these persons are entitled to severance pay of up to one year's salary. In two cases, severance pay is paid even in the event that the respective executive gives notice, namely if Securitas Direct chooses to uphold the agreed competition prohibition in 12 months and, respectively, in conjunction with a change in control of Securitas Direct or if the company ceases to be listed. In one other case, special compensation is paid for the competition prohibition.

The retirement age for the CEO and the other members of Management is 65 years. In accordance with the total cost principle described above, the CEO can allocate some of his remuneration to premiums for pension insurance. The other members of Management are included in the Group's generally applicable pension plans in the countries where they are stationed (e.g the ITP plan in Sweden) or corresponding private pension insurances. In addition, the CEO and two other members of Management are entitled to health insurance and similar insurance benefits.

For information on the remuneration paid to Group Management in 2005 and their estimated remuneration for 2006, see the table below.

	Remuneration in 2005				Estimated remuneration in 2006			
SEK	Fixed salary	Variable salary	Pensions cost	Other remuneration	Fixed salary	Variable salary [1]	Pensions cost	Other remuneration
Dick Seger	2,214,000	2,755,000[2]	477,000	407,000	2,214,000	3,636,740[3]	613,000	878,000[4]
Other members of Group management	5,531,830	7,782,827	857,979	286,269	6,505,495	11,971,992[3]	765,326	249,038
Total	**7,745,830**	**10,537,827**	**1,334,979**	**693,269**	**8,719,495**	**15,608,732**	**1,378,326**	**1,127,038**

1) Based on the target level. The actual variable salary for 2006 could deviate from the amount specified.
2) Including expensed but not paid share of long-term bonus which will be paid in 2007.
3) Including share of possible long-term bonus that will be paid in 2007 and 2009, respectively.
4) Includes fixed salary allocations in respect of school, insurance, etc., owing to service abroad.

Translation has been made form EUR to SEK, particularly for the remuneration of Lars Andersson and Luis Gil.

Incentive programme

There are currently no incentive programmes within Securitas Direct. In principle, however, the Board of Directors looks favourably on offering the company's employees an opportunity to participate in incentive programmes. The Board of Directors of Securitas Direct is therefore investigating the possibilities to present a proposal regarding an incentive programme.

For information on Securitas's 2002/2007 incentive programme, see "The relation between Securitas Direct and Securitas" on pages 71–72.

THE BOARD OF DIRECTORS' WORK

The Board of Directors' areas of responsibility

The Board of Directors is responsible for the Group's organisation and administration in accordance with the Swedish Companies Act and appoints the CEO. In accordance with guidelines adopted by Securitas Direct's Annual General Meeting, the Board of Directors also resolves upon the salaries and other remuneration paid to the CEO and other members of Group Management, should the Board of Directors so desire. The Board of Directors shall meet not less than five times per year, and at least one meeting shall include a visit to one of the Group's operations. The company's Auditors shall participate in the Board meeting held in connection with the annual accounts.

Partly in light of its size, the Board of Directors has concluded that no audit or remuneration committee should be established. Instead, the duties that would be assigned such committees will be performed by the Board of Directors as a whole, with the exception of the CEO.

The work procedures of the Board of Directors

The activities of the Board of Directors and the division of responsibility between the Board of Directors and Group Management are governed by formal procedures that are adopted by the Board of Directors each year after the Annual General Meeting. According to these work procedures, the Board of Directors shall decide on, inter alia, the Group's overall strategy, business and profitability targets, major corporate acquisitions and property investments, in addition to establishing a framework for the Group's operations by approving the Group's budget. The work procedures include an instruction for the CEO and an instruction for financial reporting.

Communication policy

Securitas Direct's Board of Directors has adopted a communication policy that, among other things, aims to ensure that the company fulfils the requirements relating to information disclosure to the market. Pursuant to the policy, communications shall be used in a comprehensive way, to create understanding for, and knowledge about, Securitas Direct's strategy, business operations and financial position. Securitas Direct's financial and other communication shall always comply with the Stockholm Stock Exchange's regulations, sound market practice as well as other relevant rules and legal obligations that may be applicable to Securitas Direct. The communications shall also create a stream of standardised actions between the company, the employees and the outside world. Moreover, the communications shall make it possible to exchange ideas within the organisation and contribute to enhancing the quality of the company's communications work.

The policy establishes the allocation of responsibility for information matters as well as prescribes who shall speak on behalf of the company on different issues. The policy also includes routines for year-end report, interim reports, annual report, Annual General Meeting, press releases, press conferences and conference calls, road shows, meetings with investors, capital market days and the company's website. Finally, the communications policy handles communications in crisis situations as well as in the event of information leaks.

Insider policy and records

The Board of Directors of Securitas Direct has adopted an insider policy as a complement to the insider legislation in force in Sweden. The insider policy establishes the procedures for "closed periods," meaning that trading in financial instruments in Securitas Direct is prohibited during 30 days prior to the publication of financial reports, the day of publication included, as well as during the two trading days immediately following the publication of a financial report. The insider policy also includes a prohibition on short-term trading, meaning that, as a general rule, acquired financial instruments in Securitas Direct may not be sold until three months after the acquisition, at the earliest.

Securitas Direct also maintains an internal insider register in accordance with applicable legislation and the instructions issued by the CEO. Such a register shall include, inter alia, information about all persons working for the company and having access to inside information.

Code of Conduct

Securitas Direct has adopted a Code of Conduct to ensure that the company upholds and promotes business methods of the highest possible ethical standards. Securitas Direct supports and respects fundamental human rights and recognises the responsibility to observe those rights wherever Securitas Direct operates.

Internal control

The Board of Directors of Securitas Direct is responsible for ensuring that the Group maintains a high level of internal control and shall continuously evaluate where the future risks in the operations may arise. The internal control system includes methods and activities which aim to safeguard assets, monitoring the accuracy and reliability of internal and external financial reporting and ensuring compliance with defined guidelines. Furthermore, external parties shall be engaged to perform risk and con-

trol diagnostics in functional areas that by their nature are subject to a high inherent risk – for instance the Group's major IT functions.

The key features of the control environment include clear frames of reference for the Board of Directors, a clear organisational structure, with documented delegation of decision making from the Board of Directors to Group Management, the competence of employees and a series of Group policies, procedures and frameworks.

The Board of Directors continuously evaluates the need for the Group to develop an internal audit function. The starting point for the Board of Directors' assessment is to consider how an internal audit function would help it achieve its targets and create shareholder value by adding an objective analysis of how the Board of Directors and Group Management manages risks and monitors the operations. In the light of the assessment made, it has not been deemed necessary to create a special internal audit function. The Board of Directors will perform an assessments of the need to develop an internal audit function on an yearly basis as part of the corporate-governance process within the Group.

NOMINATION COMMITTEE AHEAD OF THE ANNUAL GENERAL MEETING 2007

At the Annual General Meeting of Securitas Direct on June 12, 2006, it was resolved that Securitas Direct shall have a Nomination Committee consisting of four members and to elect Melker Schörling (Chairman), Gustaf Douglas, Annika Andersson (Fjärde AP-fonden) and Marianne Nilsson (Robur AB) as members of the Nomination Committee ahead of the Annual General Meeting 2007. In the event a shareholder represented by one of the Nomination Committee's members no longer would be one of the largest shareholders in Securitas Direct, or is a member of the Nomination Committee no longer employed by such a shareholder or for any other reason resigns from the Nomination Committee prior to the Annual General Meeting in 2007, the Nomination Committee shall have the right to appoint another representative for the largest shareholders to replace such member.

The Nomination Committee's task is to prepare, prior to forthcoming General Meetings, the election of the Chairman of the Board and other members of the Board, the election of the Chairman of the General Meeting, the election of Auditors (where applicable) and the resolutions on fees and other related matters. The Nomination Committee shall hold meetings as often as necessary in order for it to fulfill its duties, although at least one meeting per year.

SWEDISH CODE OF CORPORATE GOVERNANCE

The Swedish Code of Corporate Governance ("the Code") shall be applied by all companies on the A-list of the Stockholm Stock Exchange and by the companies on the O-list that, like Securitas Direct, have a market value exceeding SEK 3 billion. Securitas Direct will apply the Code as from the time when the company's shares are listed on the Stockholm Stock Exchange. In the event of deviation from individual rules, Securitas Direct will explain such a deviation in accordance with the Code. At present, Securitas Direct deviates with regard to audit and remuneration committees, see "The Board of Directors' areas of responsibility" above.


DANSIKRING
43 23 50 50
Alarm
43 23 50 50

THE SHARE AND OWNERSHIP



SHARE CAPITAL

Securitas Direct's share capital amounts to SEK 365,058,897, represented by 17,142,600 Class A shares and 347,916,297 Class B shares[1]. The shares have been issued in accordance with the Swedish Companies Act (2005:551) and the owners' rights associated with the shares may only be changed under the provisions of this Act.

At General Meetings, each Class A share entitles the holder to ten votes and each Class B share to one vote. Each shareholder who is entitled to vote may vote for the full number of shares held by him/her without restriction. Each share carries an equal right to dividend and to any surplus in the event of liquidation. The Articles of Association contain customary provisions regarding primary and subsidiary preferential rights. Class B shares are not subject to any restrictions concerning the right to transfer them, while Class A shares are subject to a pre-emption clause in Securitas Direct's Articles of Association (§ 12).

VPC AFFILIATION

The company and its shares are connected to the electronic securities system, the VPC system, with VPC as central securities depository and clearing organisation (VPC AB, PO Box 7822, SE-103 97 Stockholm, Sweden). The shares are individually registered and are denominated in SEK.

RIGHT TO DIVIDEND

Resolutions regarding dividend distributions are made by the General Meeting. Dividends are normally paid as a cash amount per share through VPC, but may also consist of something else (distribution in kind). The right to dividend belongs to persons registered as shareholders in the share register maintained by VPC on the record day as determined by the General Meeting. Such record day may not occur later than the day before the next Annual General Meeting. If a shareholder cannot be reached through VPC, the shareholder's dividend claim against Securitas Direct remains and is restricted only by statutory limitation. If the claim becomes statute-barred, the dividend devolves upon Securitas Direct.

There are no restrictions or specific procedures under the Swedish Companies Act or in Securitas Direct's Articles of Association in respect of dividend distributions to shareholders resident outside Sweden. Apart from possible limitations resulting from banking and clearing systems, payment is made in the same manner as for shareholders resident in Sweden. However, Swedish withholding tax is normally payable for shareholders with limited tax liability in Sweden, see "Tax issues in Sweden" on page 73.

SHARE CAPITAL DEVELOPMENT

Changes have been implemented during 2006 to adapt Securitas Direct's share structure and share capital ahead of the planned distribution of the company. The structure corresponds to the number of Securitas shares carrying dividend rights.

1) All of the shares have a quota value of SEK 1 and are fully paid in.


aroundio

Year	Transaction	Increase in number of Class A shares	Class B shares	Total number of Class A shares	Class B shares	Increase in share capital	Total share capital
2003		–	–	–	109,000 [1]	–	SEK 10,900,000
2006	Split 100:1	–	10,791,000	–	10,900,000	–	SEK 10,900,000
2006	Bonus issue	–	244,158,897	–	255,058,897	SEK 244,158,897	SEK 255,058,897
2006	New issue	17,142,600	92,857,400	17,142,600	347,916,297	SEK 110,000,000	SEK 365,058,897

1) Prior to 2006, there was only one class of shares.

MAJOR SHAREHOLDERS

The table below shows Securitas Direct's expected largest shareholders (based on the ownership structure in Securitas' as per June 30, 2006 and changes known to have occurred thereafter). The ownership structure will initially be the same as in Securitas, with approx. 34,900 shareholders.

Shareholder	Class A shares	Class B shares	Percentage of share capital (%)	Percentage of voting rights (%)
Investment AB Latour	4,000,000	22,650,000	7.3	12.1
Melker Schörling AB	4,500,000	11,759,300	4.5	10.9
Robur	0	15,098,694	4.1	2.9
Alecta	0	13,850,000	3.8	2.7
Säkl AB	8,642,600	4,000,000	3.5	17.4
SEB Fonder	0	11,858,534	3.2	2.3
SHB/SPP Fonder	0	9,587,661	2.6	1.8
Akila Finance SA	0	9,260,220	2.5	1.8
Nordea Fonder	0	8,457,185	2.3	1.6
Franklin-Templeton Funds	0	7,463,081	2.0	1.4

ARTICLES OF ASSOCIATION

§ 1
The name of the company is Securitas Direct Aktiebolag. The company is a public company (publ).

§ 2
The Board of Directors of the company shall have its registered office in the municipality of Malmö, County of Skåne.

§ 3
The object of the company is (directly or indirectly through subsidiaries) to offer services and products within the field of security, to own and administer real and movable estate, as well as to pursue other compatible business.

§ 4
The share capital shall be no less than SEK two hundred million (200,000,000) and no more than SEK eight hundred million (800,000,000).

§ 5
The number of shares issued shall be no less than two hundred million (200,000,000) and no more than eight hundred million (800,000,000).

The shares may be issued in two classes, designated class A and class B. Shares of class A may be issued up to a maximum number of one hundred and sixty million (160,000,000) and shares of class B to a maximum number of six hundred and forty million (640,000,000).

Each share of class A entitles to ten (10) votes and each share of class B to one (1) vote.

Should the company decide to issue new class A and class B shares by way of a cash issue or a set-off issue, the holders of class A and class B shares, respectively, shall have priority right to subscribe to new shares of the same class in proportion to their existing shareholdings (primary right of priority). Shares not subscribed to by primary right of priority shall be offered to all shareholders (subsidiary right of priority). If the entire number of shares subscribed to by subsidiary right of priority cannot be issued, the shares shall be allocated between the subscribers in proportion to their existing shareholdings and, insofar as this cannot be done, by drawing of lots.

Should the company decide to issue shares of only one class by way of a cash issue or a set-off issue, all shareholders, irrespective of whether their shares are of class A or class B, shall have priority right to subscribe to new shares in proportion to their existing shareholdings.

Should the company decide to issue warrants or convertible bonds by way of a cash issue or a set-off issue, the shareholders shall have the priority right to subscribe to such warrants as if the shares to which the warrants entitle were issued and the priority right to subscribe to such convertible bonds as if the shares for which the convertible bonds may be exchanged were issued, respectively.

What is stated above shall not entail any restrictions on the possibility to resolve on a cash issue or a set-off issue with deviation from the shareholders priority rights.

An increase of the share capital by way of a bonus issue shall be made by issuing shares of both class A and B, in proportion to their part of the share capital when the increase is decided upon. Holders of shares of class A and class B, respectively, shall have the right to new shares of the same class, each in proportion to their existing shareholdings. The above shall not entail any restrictions on the possibilities to issue shares of a new class by a bonus issue, after any necessary amendments of the articles of association.

§ 6
The Board of Directors shall, in addition to such members that, in accordance with law, may be nominated by others than the General Meeting of Shareholders, consist of no less than five (5) and no more than ten (10) Directors with no deputy Directors.

For the audit of the company's administration and accounts, a registered public accounting firm shall be appointed by the General Meeting.

§ 7
A notice convening an Annual General Meeting or an Extraordinary General Meeting to decide upon amendments of the Articles of Association shall be issued at the earliest six and at the latest four weeks prior to the meeting. A notice convening other Extraordinary General Meeting shall be issued at the earliest six and at the latest two weeks prior to the meeting.

A notice convening a General Meeting shall be published in Post- och Inrikes Tidningar and in Svenska Dagbladet, Sydsvenska Dagbladet and Financial Times.

§ 8
General Meetings shall be held either in Malmö, Linköping or Stockholm.

§ 9
A shareholder, who wants to take part in the negotiations at a General Meeting, must be registered in a transcript or other presentation of the share register relating to the facts which were recorded five (5) weekdays before the General Meeting and must give notice to the company no later than 4 p.m. the day set forth in the notice convening the meeting. The last mentioned day must not be a Sunday, any other public holiday, a Saturday, Midsummer Eve, Christmas Eve or New Year's Eve and must not fall earlier than on the fifth weekday before the General Meeting.

At the General Meeting, a shareholder is entitled to be accompanied by one or two assistants; however, only if the shareholder gives notice hereof to the company according to what is prescribed in the previous paragraph.

§ 10

At the Annual General Meeting the following matters shall be dealt with:

1. Election of a Chairman of the Meeting;
2. Preparation and approval of a voting list;
3. Approval of the Agenda;
4. Election of one or two persons to check the minutes;
5. Examination of whether the Meeting has been properly convened;
6. Presentation of the Annual Report and the Auditors' Report on the Parent Company, and the Consolidated Accounts and the Auditors' Report on the Group;
7. Resolutions with respect to
   a) the adoption of the Income Statement and the Balance Sheet of the Parent Company, and the Consolidated Income Statement and the Consolidated Balance Sheet,
   b) the appropriation of the Company's profit or loss according to the adopted Balance Sheet,
   c) the discharge of the Directors of the Board of Directors and the Managing Director from their liability;
8. Determination of the number of directors;
9. Determination of fees for the Board of Directors and, where applicable, the Auditors;
10. Election of the Board of Directors and, where applicable, appointment of a registered public accounting firm;
11. Any other matter duly referred to the General Meeting.

§ 11

The calendar year shall be the financial year of the company.

§ 12

If a share of class A has been transferred to a person who is not already a holder of shares of class A, by means of purchase, exchange, gift, separation of joint property, inheritance, will, company distribution, merger, demerger or other transfer of title, such share shall immediately be offered to the holders of shares of class A for redemption.

As soon as the Central Securities Depository (VPC) has informed the Board of Directors of the transfer of title, the Board of Directors shall immediately inform the acquirer of its obligation to offer the shares for redemption by written notification to the Board of Directors. Such notification shall contain information on the consideration paid for the shares and the acquirer's conditions for redemption. The acquirer shall hereby evidence his or her acquisition of the shares. Immediately upon receiving a notification of transfer of title, the Board of Directors shall enter this into a special book with details on the date of notification, as set forth in the Companies Act. The Board of Directors shall at the same time notify every person entitled to redemption whose postal address is known to the company, in writing, of the transfer of title to the shares and inform that claims for redemption shall be submitted to the Board of Directors within two (2) months from the acquirer's notification of the transfer of title. Claims for redemption submitted within the stipulated time period shall be entered into a special book with details on the date of the claim for redemption, as set forth in the Companies Act.

An offer for redemption may not be exercised for a smaller number of shares than those included in the offer. If claims for redemption are made by several persons entitled thereto, the shares shall, to the extent possible, be allocated to those entitled to redemption in proportion to their previous holdings of shares of class A. The remaining number of shares shall be allocated by drawing of lots, executed by notary public.

The redemption price shall be determined by agreement between the acquirer and the person entitled to redemption and shall as a general rule, if the shares have been transferred for a consideration, correspond to such consideration and otherwise to the price which can be expected in a sale under normal circumstances. If an agreement on the redemption price cannot be reached, the person entitled to redemption may request arbitration as set forth below.

A dispute regarding redemption of shares in accordance with this section 12 shall be finally settled by the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. Arbitration shall be requested within two months from the day when the claim for redemption was submitted to the company in accordance with what is stipulated above. The arbitration board shall consist of three arbitrators or one single arbitrator and is to be appointed by the institute. All requests for arbitration, which by reason of the same transfer of shares have been submitted to the institute within the above stated time, shall be dealt with as one single arbitration procedure.

The redemption price shall be paid within one (1) month from the time when the redemption price was determined, by means of agreement between the parties or by an arbitration award.

If, within the stipulated time, no person entitled to redemption would submit a claim for redemption, or if the redemption price would not be paid within the stipulated time, the person who offered the share for redemption shall be entitled to be registered as holder of the share.

§ 13

The shares of the company shall be registered in a CSD register in accordance with the Financial Instruments Accounts Act (1998:1479).

These Articles of Association were adopted by the Annual General Meeting on 12 June 2006.

LEGAL MATTERS AND SUPPLEMENTARY INFORMATION

MATERIAL AGREEMENTS

Customers, suppliers and business partners

All of the Group's customer and supplier agreements are attributable to current operations. No single customer or supplier is of crucial significance for ongoing operations, and neither is the Group dependent on any single agreement, although all customers per se are of course important. All of the Group's more important suppliers are exchangeable. The replacement of certain suppliers could, however, have a tangible impact on results or costs.

Securitas Direct is of the opinion that all contractual relations outlined below are of particular significance.

Supply agreements

Securitas Direct's three main suppliers are General Electric for products in the Professional business area and Secom/Honeywell and Essence for products in the Consumer business area.

Securitas Direct's Spanish subsidiary has entered into supply agreements with Secom/Honeywell covering the supply of alarm products and components. The agreement includes customary delivery and guarantee provisions. According to the agreement, Securitas Direct undertakes to purchase certain minimum quantities, which are updated annually. Prices are fixed for one year at a time. For the rest of the Securitas Direct Group, a verbal agreement applies with Secom/Honeywell covering minimum quantities and fixed prices. It is Securitas Direct's intention to enter into a new written agreement with Secom/Honeywell for the period after the end of 2006.

Securitas Direct's Spanish subsidiary has concluded agreements with Essence Security International Ltd. regarding delivery of alarm systems and components. The prices are fixed and price adjustments require the consent of both parties. The agreement includes customary delivery and warranty provisions and runs for two years consecutively.

The agreement between Securitas Direct and GE Interlogix B.V. covers the delivery of products and components for electronic security systems and covers deliveries to the entire Securitas Direct Group within the Professional business area. With certain specific exceptions, the prices are fixed and price adjustments require Securitas Direct's approval. The agreement includes customary delivery and warranty provisions. The agreement runs through year-end 2006 and is extended for one year at a time provided it is not terminated by either party.

Mobile operators are important for the business since their services represent a significant part of the process where the alarm signal is conveyed to the central alarm facility. There are contracts with a number of different mobile operators. However, the choice of operator per se is not of crucial importance for Securitas Direct's operations and existing suppliers are exchangeable.

Agreements with security companies covering call out services in conjunction with alarms are also of considerable importance for the company's business. Agreements for these services have been signed primarily with Securitas' Services division, except for certain areas in which the company has chosen to use other suppliers. See also Call out services, etc. under "The relation between Securitas Direct and Securitas" on page 72.

Franchise and partner agreements

Franchise holders and service partner companies are significant for the business. For a more detailed presentation, see "Operations" on pages 20–30. The company's franchise holders and service partner companies install, service and sell Securitas Direct's products and services. In these operations, they are entitled to use Securitas Direct's trademark and act in the name of Securitas Direct. Legally and in terms of financial reporting, however, these operators are independent in relation to Securitas Direct.

Credit agreements

During the summer of 2006, Securitas Direct entered into a new credit agreement – a Multicurrency Revolving Credit Facility – in the amount of SEK 1,5 billion with a small group of business banks. The credit agreement will constitute Securitas Direct's main loan facility.

The term of the credit agreement is five years with the possibility to extend it by up to two years. The facility carries a floating exchange rate. As a condition for the loan Securitas Direct must, among other things, comply with certain commitments in respect of the ratio between the Group's net debt and net operating income before the deduction of financial expenses, taxes, depreciation and write-offs (EBITDA). The credit agreement also includes a provision regarding the creditors' right to advance repayment in the event of a real change of control over Securitas Direct.

Utilisation of the facility is conditional upon the Extraordinary General Meeting of shareholders in Securitas voting in favour of the distribution of the shares in Securitas Direct.

License agreements

Securitas Direct has a licensing arrangement covering a business and production system including debtors' ledger, inventory and alarm management, customer invoicing, installation orders and service orders. By means of the license agreement, the company is granted a perpetual right to use the software for the business and production system. The licenser also provides maintenance, service and support. The license agreement runs until further notice with the possibility for termination by both parties in the event of breaches of contract. Both parties are also entitled to terminate the licensor's provision of maintenance, service and support. Since the business of Securitas Direct is IT and transaction-intensive, the business and production system is a key aspect of operations. However, the agreement per se is not deemed to entail any substantial legal risk for Securitas Direct.

Securitas Direct has also entered into license agreements covering trademarks and business names, see License Agreement pertaining to SECURITAS under "The relation between Securitas Direct and Securitas" on page 71.

Other material agreements

During the past two years, Securitas Direct has entered into agreements covering the sale of its stake in the Belgian joint venture, Alert Services Holding N.V. ("ASH"), as well as the acquisition of a number of subsidiaries of the aforementioned company. Securitas Direct has also sold its stake in the joint venture Securitas Direct S.A. in Switzerland.

ASH was a joint venture that the Securitas Group previously held with the Belgian telecom company Belgacom N.V. Within ASH there were a number of subsidiaries that provided various types of security services in Belgium, the Netherlands and France through which security operations in these countries were coordinated to a certain extent. At the start of 2005, the Securitas Group owned 72 percent and Belgacom 28 percent of the shares in ASH. Securitas Direct owned 25.01 percent of the shares in ASH. After the Securitas Group acquired Belgacom's shares in ASH at the beginning of 2005, a restructuring of the ASH Group's operations was carried out and, in June 2005, Securitas Direct sold its stake in ASH to Securitas. In conjunction with this, Securitas Direct acquired all of the shares in the subsidiaries of ASH that were active within Securitas Direct's business field in Belgium (Securitas Direct N.V.), the Netherlands (Aroundio B.V.) and France (Securitas Direct S.A.S.). The transfer of shares in ASH to Securitas was made at the shares' book value. The acquisition of Securitas Direct N.V., Aroundio B.V. and Securitas Direct S.A.S. was made at the assessed market value. As it later transpired that part of Securitas Direct N.V's customer portfolio did not quite fit into Securitas Direct's operations, the aforementioned part of the customer portfolio was transferred back to Securitas Alert Services N.V., as of June 30, 2006, along with pertinent installation agreements, inventories, receivables and accounts payable.

As a result of the restructuring ahead of the distribution and listing of the shares in Securitas Direct, the company transferred in December 2005 its shareholding of 50 percent of the shares in the Swiss company Securitas Direct S.A. to Securitas. The aforementioned company was owned jointly with the security company Securitas A.G., which is the holder of the Securitas trademark in Switzerland. The share transfer was made at the book value for the shares.

INTELLECTUAL PROPERTY RIGHTS

Securitas Direct has entered into license agreements with Securitas, covering the right to use the trademark SECURITAS, see also "The relation between Securitas Direct and Securitas" on page 71. Securitas Direct is the holder of the Aroundio trademark, which is registered in a number of countries. With the exception of these trademarks, license rights from Securitas, the rights for Securitas Direct's franchise holders and local service partner companies and the rights to use the business and production system, there are no significant intellectual property rights that Securitas Direct owns or is allowed to use or permits other parties to use. Securitas Direct's protection of its intellectual property rights is continually monitored and supplemented whenever required.

INSURANCE

Securitas Direct has several Group-wide corporate insurance policies that have been procured through external insurance brokers and will take effect as of the stock exchange listing. For the period prior to this, Securitas Direct's operations are covered by Securitas' Group insurance. The Board of Directors of Securitas Direct is of the opinion that Securitas Direct has and has had satisfactory insurance protection relating to its business operations.

PERMITS

The operations performed by Securitas Direct require permits in most countries. Securitas Direct deems that the necessary permits are held, with the exception of Norway and Portugal where applications for permits recently have been submitted in conjunction with the separation from Securitas. Securitas Direct does not see any reasons why the aforementioned permits would not be granted.

DISPUTES

During Securitas Direct's day-to-day operations, disputes and claims against the company arise from time to time, but so far only to a limited extent and of no material significance for the Group. The Securitas Direct Group is not and, during the past twelve months, has not been party in any legal or arbitration proceedings that could have a significant effect on the company's or Group's financial position or profitability. The Board of Directors of Securitas Direct is not aware of any circumstances that could give rise to any such proceedings of significant proportions for the company or the Group.

AUTHORISATION

The Board of Directors of Securitas Direct was authorised by the 2006 Annual General Meeting, for the period up to the next Annual General Meeting on one or several occasions, to resolve that the company shall raise loans where interest or the amount by which repayment shall take place is, in whole or in part, dependent on the dividends to the shareholders, the company's share price, the company's results or the company's financial position. The authorisation is primarily intended to permit Securitas Direct to enter into credit agreements without the need for the General Meeting's approval.

TRANSACTIONS WITH RELATED PARTIES

No member of the Board or Management of Securitas Direct has or has had any direct or indirect participation in any business transaction with the company that is unusual in its nature or its terms and conditions. Besides guarantees for lease liabilities of the CEO and the CFO, Securitas Direct has not granted loans, provided guarantees or concluded surety agreements for or on behalf of any of these persons.

SHAREHOLDERS AGREEMENTS

Melker Schörling and Gustaf Douglas (directly or through companies and related parties; to control approximately 16 percent of the shares and approximately 41 percent of the total number of votes in Securitas Direct after the share distribution) have entered into a shareholders agreement, according to which the parties aims to coordinate their ownership regarding Board composition, dividend policy, resolutions concerning changes to the Articles of Association or share capital, significant acquisitions or transfers and appointment of the CEO. Futhermore, the agreement compromises preemption rights for the sale of Class A share by any part. Apart from this, the Board of Directors of Securitas Direct is not aware of any shareholders agreements or other arrangements between future shareholders, aimed at exercising collective influence over the company.

REGISTRATION AND LEGAL FORM OF BUSINESS ENTITY

Securitas Direct's corporate identity number is 556222-9012. The company was formed in Sweden on September 1, 1982 and was registered with the Swedish Companies Registration Office (at that time the Patent and Registration Office) on November 22, 1982. The company's current business name has been registered since October 6, 2005. The company's legal form of business entity, a public limited liability company, is governed by the Swedish Companies Act (2005:551).

COSTS

It is estimated that the Securitas Group's transaction costs for the distribution and listing of Securitas Direct and Systems will amount to approximately SEK 75 M.

DOCUMENTS AVAILABLE

The following documents are available at Securitas Direct, Kalendegatan 26, 211 37 Malmö:

- Articles of Association for Securitas Direct.
- Securitas Direct's Annual Reports and Auditors' reports for the financial years 2003, 2004 and 2005.
- Interim report for January – June 2006.
- "Consolidated accounts 2005".

Articles of Association and the interim report for January–June 2006 are also available on Securitas Direct's website page, www.securitas-direct.com.

THE RELATION BETWEEN SECURITAS DIRECT AND SECURITAS

This section presents an account of the relations between the Securitas Direct Group and the Securitas Group and, among other things, how these relations are affected by the distribution and listing of the shares in Securitas Direct. Even though Securitas Direct will be an independent company after the distribution and listing, Securitas Direct and Securitas will have continued business relations in a number of respects.

The proposed distribution of Securitas Direct and Securitas Systems means that the Securitas Group's operations will be split up. The fundamental point of departure for the split and the various agreements concluded between Securitas and Securitas Direct and/or Securitas Systems is that Securitas Direct and Securitas Systems will assume responsibility for their particular areas of operations, while Securitas will be responsible for the Group's other operations. The agreements that have been entered into between Securitas, Securitas Direct and/or Securitas Systems have been entered into at arms length and are not intended to restrain the competition between the companies.

RESTRUCTURING OF THE GROUP

Since the end of the 1990s, Securitas Direct has essentially had a streamlined and smoothly functioning group structure within the Securitas Group. During the period 2003–2005, however, certain intra-group transfers were made in connection with the split-up of the Consumer and Professional business areas.

The subsidiary in Denmark was established through the demergers of Dansikring A/S during 1999 and 2002. As a result, the Danish subsidiary retains certain liabilities for Dansikring A/S' previous commitments. The liabilities are divided jointly between Dansikring A/S and the other companies that participated in the demerger. Similarly, Securitas Direct's Finnish subsidiary was formed through the demerger of a former Securitas company in 2002, whereby the Finnish subsidiary still has a secondary liability for certain commitments of the former company. However, Securitas Direct does not expect any liabilities to arise from these demergers.

The only changes in the Group's legal structure as a result of the current distribution and listing of the shares in Securitas Direct consists of a transfer of 50 percent of the shares in a joint venture company in Switzerland, Securitas Direct S.A., to Securitas in December 2005, and the establishment of Aroundio Logistics AB during spring 2006, a company that will run Securitas Direct's logistics management. Refer also to Alert Services Holding in "Other significant agreements" under "Legal matters and supplementary information" on page 69.

In order to resolve certain matters between Securitas, Securitas Direct and Securitas Systems after the distribution and listing of Securitas Direct and Securitas Systems, the three companies have entered into separation agreements that may be viewed as framework agreements for the separation, and a number of other agreements. The implementation of the separation may result in certain additions and amendments to the contractual relations described below.

SEPARATION AGREEMENTS

The separation agreements between Securitas, Securitas Direct and Securitas Systems governs the principles for, among other things, the restructuring, division of assets and liabilities that are mainly attributable to one of the companies, division of, or joint access during a transitional period, to certain material joint assets as well as insurances. As a general rule, Securitas and Securitas Systems shall hold Securitas Direct harmless from liabilities and losses pertaining to their respective operations. Correspondingly, as a general rule, Securitas Direct shall hold Securitas and Securitas Systems harmless from liabilities and losses pertaining to Securitas Direct's operations. For a two-year period, the parties will mutually refrain from recruiting certain key persons. The agreement also includes provisions covering the situation that legal claims are filed against the wrong Group and a commitment from all parties to work towards obtaining any consents and approvals required for the separation. Furthermore, the parties shall work towards solving any problems that may arise as a result of the separation through co-operation and mutual understanding.

LICENSE AGREEMENT PERTAINING TO SECURITAS

Securitas Direct's need to use the trademark and business name "SECURITAS DIRECT" and the accompanying marks and domain names is met through license agreements with Securitas. Through the agreements, Securitas Direct is given the right to, within present operations, use the word combination SECURITAS DIRECT as trademark and business name and in graphic marks. As regards Denmark and Switzerland, the corresponding rights apply to DANSIKRING DIRECT and PROTECTAS DIRECT. In addition, Securitas is prohibited from using these word combinations as trademarks during a period of three years following the expiration of the license agreements. In return for the license, Securitas Direct pays a certain sales-based royalty. The license agreements run through 2010 and may subsequently be extended through agreement among the parties. Prior to this, Securitas Direct may at any time terminate the agreements with a notice period of six months. Securitas does not have similar rights to terminate the agreements. However, Securitas may terminate the agreements under certain circumstances; for example, in the event of a direct or indirect change of control

of Securitas Direct. In the event that the agreements would cease to apply, Securitas Direct may no longer use the marks SECURITAS, DANSIKRING or PROTECTAS in its operations.

LEASES

In Norway, Finland, the Netherlands, Belgium and Portugal and regarding a small office in France, Securitas Direct has entered into lease agreements covering premises with Securitas' Services Division. The premises are leased on commercial terms. Securitas Direct intends to honour certain of these lease agreements until they expire, but other agreements may be terminated and new lease agreements entered into with other landlords.

CALL OUT SERVICES ETC.

Securitas Direct has entered into year-long agreements with Securitas' Services Division covering call out services in the event of Securitas Direct's customer alarms being triggered. Generally, these agreements are entered into by the subsidiaries in each country. Securitas and Securitas Direct have also entered into a framework agreement covering certain guidelines and principles for the contractual relations among the subsidiaries in respect of call out services. Because of their scope, these contractual relations constitute a substantial share of Securitas Direct's operations. Securitas' services are provided on commercial terms. Securitas Direct intends to continue its contractual relations with Securitas' Services Division as long as the service is provided in a professional manner and at competitive prices.

The alarm centres in the Netherlands and Belgium are managed by Securitas' local subsidiaries within the Services Division. Securitas Direct's aim, however, is to establish alarm centres with own personnel during 2006, and not later than the second quarter of 2007.

In certain countries, primarily in the Nordic region, Securitas Direct sometimes provides alarm services for Securitas' Services Division in conjunction with combined solutions. In these cases, Securitas' Services Division has sold a guarding service to a customer that also desires an alarm service. Securitas Direct then acts a sub-supplier to Securitas' Services Division. Securitas Direct invoices the Securitas' Services Division for the alarm service, while the Sevices Division invoices the end customer for the entire combined solution. Securitas Direct's services are provided on commercial terms.

RELATIONS THAT WILL CEASE

Administration

In Sweden, Securitas Direct has purchased payroll administration services from Securitas' Services Division. The contractual relation will cease at year-end 2006. Procurement of a new external supplier of payroll administration services is in progress.

Cars

Up to August 2006, Securitas Direct has leased service and company cars through Securitas' subsidiary Securitas Uthyrning AB. Securitas Direct has, however, commissioned another external leasing company, FöreningsSparbanken Finans AB, AutoPlan, which has taken over the leasing agreements concluded with Securitas Uthyrning AB.

Inventory management

Securitas Direct has purchased inventory management and logistics services from Securitas Systems Sverige AB regarding the Aroundio businesses in Sweden, Finland, Norway and the Netherlands. However, this cooperation was concluded during the summer of 2006. Aroundio's logistics management for Sweden, Finland and Norway is currently handled internally through Aroundio Logistics AB, a newly established company.

Insurance

In the past, Securitas Direct has been covered by the Securitas group insurance. This situation ceases in conjunction with the separation of Securitas Direct from the Securitas Group. Securitas Direct has instead procured its own joint group insurance cover, see "Insurance" under "Legal matters and supplementary information" on page 69. There is a special agreement with Securitas aimed at ensuring that Securitas Direct has uninterrupted insurance protection in terms of insurance cases attributable to the time prior to the separation.

Financing

Securitas Direct previously financed its operations primarily through its own funds and loans from the Securitas Group. On August 31, 2006, Securitas granted an unconditional cash capital contribution of SEK 835 M and remitted a non interest-bearing debt of SEK 47 M, corresponding to a total capital contribution of SEK 882 M. The Securitas Direct Group's loans from the Securitas Group are intended to be repaid partly with the funds paid to Securitas Direct as a shareholder contribution from Securitas, and partly, if required, through the utilisation of the credit facility. See Credit agreements under "Legal matters and supplementary information", page 68.

SECURITAS INCENTIVE PROGRAMME 2002/2007

In 2002, Securitas introduced a global incentive programme based on convertible loans that run through May 2007 and which was addressed to virtually all employees in the Securitas Group. However, during 2005, Securitas offered participants in the programme the opportunity to sell their investments prematurely. After the distribution of Securitas Direct, more than 100 employees in the Securitas Direct Group will still participate in this incentive programme. However, the incentive programme does not provide entitlement to the shares in Securitas, but only to possible cash compensation based on Securitas share price. The cost of the outcome of the programme will not burden Securitas Direct.

TAX ISSUES IN SWEDEN

Set forth below are certain Swedish tax provisions that apply in connection with Securitas distribution of shares in Securitas Direct and the listing of the Class B shares in Securitas Direct for shareholders with an unlimited tax liability in Sweden, unless otherwise stated. The summary is based on prevailing legislation and is intended as general information only. The description below does not cover situations where the shares in Securitas and Securitas Direct, respectively, are held as current assets in a business operation or are held by a partnership. Further, the summary does not address the specific rules and regulations that may apply on holdings of so called qualified shares in companies that are, or have previously been, closely held companies or to shares that have been acquired on the basis of such holdings. For holders of such shares and for certain other categories of shareholders specific rules may apply. The tax implications for each shareholder depend in part on the specific circumstances of the shareholder. Each shareholder should therefore consult a tax advisor as to the tax consequences that may arise in connection with the distribution and the holding of the shares in Securitas Direct, including the applicability and effects of foreign rules and tax treaties for the avoidance of double taxation.

Summary

The distribution of the shares in Securitas Direct is intended to be made under the "Lex ASEA provisions", and will thus not result in any immediate tax consequences in Sweden. The tax basis for the shares in Securitas entitling to the distribution will be allocated between these shares and the shares in Securitas Direct received.

TAXATION AT THE DISTRIBUTION OF SHARES IN SECURITAS DIRECT

The Swedish Tax Agency has confirmed that the distribution of the shares in Securitas Direct will be exempt from Swedish taxation under the "Lex ASEA provisions". The tax basis of the shares in Securitas entitling to the distribution will be allocated between these shares and the shares in Securitas Direct received. The allocation of the tax basis will be based on the change in value of the shares in Securitas due to the distribution of the shares in Securitas Direct. Securitas will request guidelines from the Swedish Tax Agency on the allocation of the tax basis. Information on the guidelines from the Tax Agency will be published as soon as possible on the websites of Securitas, Securitas Direct and the Swedish Tax Agency[1].

TAXATION AT THE DISPOSAL OF SHARES IN SECURITAS DIRECT

A disposal of the received shares in Securitas Direct normally triggers capital gains taxation. A capital gain or a capital loss is calculated as the difference between the sales proceeds, after deduction for sales costs, and the tax basis. The tax basis of the shares in Securitas Direct received through the distribution will be determined based on the guidelines that the Swedish Tax Agency will render. The tax basis for all shares in Securitas Direct of the same class and type will be added together and computed collectively under the average method. Since the Class B shares in Securitas Direct will be listed, the tax basis for these shares may alternatively be determined to be 20 percent of the net sales revenue, using the standard rule.

Individuals

For individuals, capital gains are taxed in the capital income category, normally at a rate of 30 percent. For unlisted shares, as the Class A shares, in certain cases only five-sixth of a capital gain will be taxed. However, this does not apply if any of the company's shares, such as the Class B shares, are listed. Capital losses on shares and other listed securities that are taxed as shares with the exception of shares in Swedish mutual funds consisting solely of receivables denominated in the Swedish currency (interest funds) may be fully offset against taxable capital gains on such securities. Hence, a capital loss on listed shares, as the Class B shares in Securitas Direct will be, is fully deductible, while only five sixth of a capital loss on unlisted shares, such as the Class A shares, will be deductible. A capital loss in excess of such loss will be deductible from other capital income at 70 percent or five sixth of 70 percent, respectively.

Should a deficit arise in the capital income category, such deficit may reduce the tax on income from employment and business operations as well as real estate tax. A tax reduction is granted at 30 percent of a deficit not exceeding SEK 100,000 and at 21 percent for any remaining part. The deficit cannot be carried forward to a future financial year.

Limited Liability Companies

For limited liability companies, capital gains on shares that are not held for business purposes are taxed as business income at a rate of 28 percent. Specific provisions apply to shares held for business purposes. Capital gains on such shares are normally tax exempt and losses non-deductible. Unlisted shares, such as the Class A shares, are deemed to be held for business purposes. Listed

1) www.securitasgroup.com, www.securitas-direct.com and www.skatteverket.se.

shares, such as the Class B shares will be, are deemed to be held for business i.e. if the shareholding constitute a capital asset for the investor and the holding amounts to at least 10 percent of the voting rights or is required by the business conducted by the owner company or another closely-associated company defined in certain manner. In order for a capital gain on listed shares to be tax exempt and a capital loss not to be deductible, the shares must also have been held for business purposes by the holder during a consecutive period of at least one year prior to the sale.

For limited liability companies, a capital loss on shares that is deductible, may only be offset[1] against taxable capital gains on shares and other securities that are taxed as shares. A capital loss may also, if certain conditions are met, be offset against such capital gains in companies of the same group, provided that the companies may carry out group contributions between them. Capital losses that cannot be offset during a particular year may be carried forward and be offset against eligible capital gains in subsequent tax years without limitation in time.

TAXATION OF DIVIDEND FROM SECURITAS DIRECT

For individuals[2], dividend from Securitas Direct will be taxed in the capital income category at a rate of 30 percent and for limited liability companies in the business income category at a rate of 28 percent. Dividends on shares that are held for business purposes are normally tax exempt. In order for a dividend on listed shares to be tax exempt under these provisions, the shares must not be disposed of within one year from the day the shares became held for business purposes with its owner. For individuals resident in Sweden a preliminary tax of 30 percent is withheld. The preliminary tax is generally withheld by VPC or, for nominee-registered shares, by the nominee.

NET WEALTH TAX

Shares listed on the O-list of Stockholmsbörsen, as the Class B shares of Securitas Direct will be, are normally exempt from net wealth taxation. OMX intends to introduce a joint list for the Nordic stock exchanges owned by OMX, the OMX-list, that will replace the A-list and the O-list. The new structure is not expected to entail any tax consequences. Shares that have previously been listed on the O-list are expected to remain exempt from net wealth taxation. This opinion has recently been confirmed by the Council for Advance Tax Rulings in an advance tax ruling that has become legally binding. Unlisted shares, as the Class A shares, are normally subject to net wealth taxation. However, they are normally only ascribed a taxable value to the extent that the company conducts assets management.[3]

SHAREHOLDERS WITH LIMITED TAX LIABILITY IN SWEDEN

A Swedish withholding tax is normally payable for shareholders with limited tax liability in Sweden receiving dividends on shares in a Swedish limited liability company. Withholding tax will, however, not be payable on the distribution of shares in Securitas Direct since the distribution will be made under the "Lex ASEA provisions". The distribution may, however, trigger taxation in the shareholder's country of tax residency.

Withholding tax will normally be payable on dividends paid by Securitas Direct to shareholders with limited tax liability in Sweden. The statutory tax rate is 30 percent but is normally reduced under tax treaties that Sweden has concluded with other countries for the avoidance of double taxation. Most of Sweden's tax treaties in this context enable a reduction of the Swedish tax to the treaty's tax rate immediately at the time of disbursement, provided that sufficient information on the tax residency of the party receiving the dividend is available. In Sweden, VPC or, for nominee-registered shares, the nominee, normally handles the deduction of withholding tax. If 30 percent withholding tax is withheld upon a payment to someone that is entitled to be taxed at a lower tax rate, a refund may be requested from the Swedish Tax Agency prior to the expiration of the fifth calendar year after the distribution.

Swedish withholding tax is not payable on dividends paid to certain foreign companies for shares that are considered to be held for business purposes due to the fact that they are unlisted or that the holding amounts to at least 10 percent of the voting rights and the holding has been of this amount for at least 12 months before the dividend, if the dividend would have been tax exempt for a Swedish company under the tax provisions on shares held for business purposes.

Shareholders with limited tax liability in Sweden that do not conduct business operations from a permanent establishment in Sweden are normally not taxed in Sweden on capital gains upon the sale of shares. However, shareholders may be subject to taxation in their country of tax residency. According to a special rule, however, individuals with limited tax liability in Sweden may be subject to Swedish taxation upon the sale of Swedish shares, if they at any time during the year of the sale or the ten calendar year preceding the year of the sale, were tax resident in Sweden or permanently lived here. However, the applicability of the rule is in several cases limited by tax treaties between Sweden and other countries for the avoidance of double taxation.

1) I.e. if the specific provisions on shares that are held for business purposes do not apply.
2) The specific provision stating that only five sixth of a dividend on shares in an unlisted company is subject to taxation is not applicable since the shares of series B will be listed.
3) It should be noted that the Net Wealth Taxation Act is currently under review, see SOU 2004:66.

CONSOLIDATED ACCOUNTS

Securitas Direct, as a wholly owned subsidiary of Securitas, has not previously published any consolidated information other than segment information reported in Securitas' accounts. The information on pages 75–95 of this prospectus comes from the "Consolidated accounts 2005", which were prepared based on the legal Group. However, segment information in Securitas was prepared based on the operating Group. For differences between the "Consolidated accounts 2005" and the segment information, see page 35.

INCOME STATEMENT

SEK 000s	Note	2005	2004	Previous accounting principles 2003
Sales, continuing operations	9	2,705,949	2,127,148	1,495,139
Production expenses	10,11,12	–1,570,165	–967,082	–703,918
Gross income	**8**	**1,135,784**	**1,160,066**	**791,221**
Selling and administrative expenses	10,11,12	–869,229	–953,299	–635,156
Amortisation of goodwill	16	–	–	–5,843
Operating income, continuing operations		**266,555**	**206,767**	**150,222**
Income from financial investments				
Share in income of associated companies		–	–	–4,351
Financial income	9,13	3,170	1,654	1,148
Financial expense	13	–23,713	–21,176	–23,451
Income before taxes, continuing operations		**246,012**	**187,245**	**123,568**
Taxes	14	–82,240	–59,915	–40,624
Net income for the year, continuing operations		**163,772**	**127,330**	**82,944**
Net income from discontinued operations	15	3,491	7,323	–
NET INCOME FOR THE YEAR		**167,263**	**134,653**	**82,944**
Number of shares		109,000	109,000	109,000
Earnings per share after tax		1,534.52	1,235.35	760.95
Earnings per share after tax, after dilution		1,534.52	1,235.35	760.95

CASH FLOW STATEMENT

SEK 000s	Note	2005	2004
Operations			
Operating income		266,555	206,767
Reversal of depreciation	12,17,18,19	327,960	253,873
Financial items received		3,170	1,654
Financial items paid		–23,713	–21,176
Income tax paid		–70,376	–46,519
Change in accounts receivable		3,962	–74,834
Change in other operating capital employed		–46,354	136,726
Cash flow from operating activities		**461,204**	**456,491**
Investing activities			
Investments in fixed assets		–581,171	–474,567
Acquisition and divestment of subsidiaries	15	–276,381	–8,020
Divestment of associated companies	15	124,840	–
Cash flow from investing activities		**–732,712**	**–482,587**
Financing activities			
Dividend paid		–17,533	–19,350
Group contributions granted		–41,466	–12,381
Shareholder contributions received		154,550	–
Change in interest-bearing net debt excluding cash and cash equivalents		248,967	101,298
Cash flow from financing activities		**344,518**	**69,567**
Cash flow for the year		**73,010**	**43,471**
Cash and cash equivalents at beginning of year		79,024	35,615
Translation differences on cash and cash equivalents		–1,703	–62
	25	**150,331**	**79,024**

Cash flow from discontinued operations is reported as part of current operations.

BALANCE SHEET

SEK 000s	Note	2005	2004	Previous accounting principles 2003
ASSETS				
Fixed assets				
Goodwill	16	48,552	19,631	16,085
Contract portfolio	17	55,283	13,813	–
Other intangible fixed assets	18	43,522	13,356	5,833
Buildings and land	19	–	297	310
Machinery and equipment	19	1,052,897	833,471	570,543
Deferred tax assets	14	29,797	26,043	19,176
Other long-term receivables	21	4,630	6,956	7,079
Shares in associated companies	20	–	113,126	109,741
Total fixed assets		**1,234,681**	**1,026,693**	**728,767**
Current assets				
Inventories	22	310,540	227,694	154,644
Accounts receivable	23	233,803	237,765	162,931
Other current receivables	24	122,920	79,041	84,927
Short-term investments	25	413	455	887
Cash and cash equivalents	25	149,918	78,569	34,801
Total current assets		**817,594**	**623,524**	**438,190**
TOTAL ASSETS		**2,052,275**	**1,650,217**	**1,166,957**
EQUITY AND LIABILITIES				
Equity	26			
Share capital		10,900	10,900	10,900
Other capital contributions		154,550	–	–
Other reserves		10,688	–3,098	–5,406
Retained earnings/losses		28,180	–50,037	122,542
Net income for the year		167,263	134,653	82,944
Total equity		**371,581**	**92,418**	**210,980**
Long-term liabilities				
Other long-term loan liabilities	27	0	9,405	9,932
Other long-term liabilities	27	155	798	810
Deferred tax liability	14, 28	41,829	26,957	7,527
Other provisions	28	4,702	5,053	3,992
Total long-term liabilities		**46,686**	**42,213**	**22,261**
Current liabilities				
Other short-term loan liabilities	29	892,389	621,687	523,633
Accounts payable		282,799	227,975	147,749
Current tax liability	14	27,379	22,026	40,961
Other current liabilities	29	431,441	643,898	221,373
Total current liabilities		**1,634,008**	**1,515,586**	**933,716**
TOTAL EQUITY AND LIABILITIES		**2,052,275**	**1,650,217**	**1,166,957**
Pledged assets		–	–	–
Contingent liabilities	30	54,471	14,445	18,128

The above balance sheet includes 2003 figures only for the purpose of comparison.

The 2003 balance sheet according to previous accounting principles has been classified according to IFRS. The formal balance sheet is presented on the next page.

The 2003 balance sheet is presented below in accordance with previous accounting principles.

SEK 000s	Notes	2003
ASSETS		
Fixed assets		
Goodwill	16	16,085
Other intangible fixed assets	18	5,833
Total intangible fixed assets		21,918
Buildings and land	19	310
Machinery and equipment	19	570,543
Total tangible fixed assets		570,853
Deferred tax assets	14	19,176
Other long-term receivables	21	7,079
Shares in associated companies	20	109,741
Total financial fixed assets		135,996
Total fixed assets		**728,767**
Current assets		
Inventories	22	154,644
Accounts receivable	23	162,931
Other current receivables	24	84,927
Short-term investments	25	887
Cash and cash equivalents	25	34,801
Total current assets		**438,190**
TOTAL ASSETS		**1,166,957**
EQUITY AND LIABILITIES		
Equity		
Restricted equity		
Share capital		10,900
Restricted reserves		21,863
Unrestricted equity		
Unrestricted reserves		95,273
Net income for the year		82,944
Total equity		**210,980**
Provisions		
Deferred tax liability	14	7,527
Other provisions	28	3,992
Total provisions		**11,519**
Long-term liabilities		
Other long-term loan liabilities	27	9,932
Other long-term liabilities	27	810
Total long-term liabilities		**10,742**
Current liabilities		
Other short-term loan liabilities	29	523,633
Accounts payable		147,749
Current tax liability		40,961
Accrued expenses and prepaid income	29	125,194
Other current liabilities	29	96,179
Total current liabilities		**933,716**
TOTAL EQUITY AND LIABILITIES		**1,166,957**
Pledged assets		–
Contingent liabilities	30	18,128

CHANGES IN EQUITY

SEK 000s	Share capital	Restricted reserves	Unrestricted equity, including income for the year	Total
Opening balance at January 1, 2003 according to previous accounting principles[1]	10,900	30,271	122,703	163,874
Translation differences	–	–8,408	–3,516	–11,924
Group contributions granted, net			–8,914	–8,914
Dividends paid	–	–	–15,000	–15,000
Net income for the year	–	–	82,944	82,944
Closing balance at December 31, 2003 according to previous accounting principles[2]	10,900	21,863	178,217	210,980

	Equity attributable to the Parent Company's shareholders				
	Share capital	Other capital contributions	Other reserves[2]	Earnings brought forward including income for the year	Total
Opening balance at January 1, 2004 according to previous accounting principles	**10,900**	**–**	**–5,406**	**205,486**	**210,980**
Elimination of translation differences in accordance with IFRS[2]	–	–	5,406	–5,406	–
Opening balance at January 1, 2004 according to IFRS	**10,900**	**–**	**–**	**200,080**	**210,980**
Translation differences	–	–	–3,098	–	–3,098
Income and expenses booked directly against equity		**–**	**–3,098**		**–3,098**
Net income for the year	–	–	–	134,653	134,653
Total changes in asset values, excluding transactions with the company's owners	**–**	**–**	**–3,098**	**134,653**	**131,555**
Group contributions granted, net	–	–	–	–29,856	–29,856
Dividends paid	–	–	–	–19,350	–19,350
Adjustment in conjunction with intra-Group acquisition of subsidiaries	–	–	–	–187,925	–187,925
Group-internal acquisition of subsidiary	–	–	–	–12,986	–12,986
Closing balance at December 31, 2004	**10,900**	**–**	**–3,098**	**84,616**	**92,418**
Opening balance at January 1, 2005	**10,900**	**–**	**–3,098**	**84,616**	**92,418**
Translation differences	–	–	13,786	–	13,786
Income and expenses booked directly against equity	**–**	**–**	**13,786**	**–**	**13,786**
Net income for the year	–	–	–	167,263	167,263
Total changes in asset values, excluding transactions with the company's owners	**–**	**–**	**13,786**	**167,263**	**181,049**
Shareholder contributions received	–	154,550	–	–	154,550
Group contributions granted, net	–	–	–	–38,903	–38,903
Dividend paid to shareholders in the Parent Company	–	–	–	–17,533	–17,533
Closing balance at December 31, 2005	**10,900**	**154,550**	**10,688**	**195,443**	**371,581**

1) Refers to previous accounting principles for 2003 as the reporting format according to the Act on Annual Accounts differes from the reporting format according to IFRS, applicable to the 2004 and 2005 financial years.

2) Other reserves correspond in their entirety to translation differences.

NOTES

NOTE 1 ACCOUNTING PRINCIPLES

Securitas Direct AB and its subsidiaries sell and install alarm systems and provide centrally connected alarm monitoring. The Group conducts operations in Europe.

Securitas Direct AB applies International Financial Reporting Standards, IFRS (previously IAS), as adopted by the European Union (EU) and effective as of January 1, 2004, the Swedish Financial Accounting Standards Council's Recommendation 30, Supplementary Accounting Principles for Groups, and the Swedish Annual Accounts Act. For periods prior to January 1, 2004, the previous Swedish accounting principles (the Financial Accounting Standards Council's recommendations) were applied. Differences between these principles and the current accounting principles are described below. The consolidated accounts were prepared in accordance with the purchase method.

Adoption and impact of other new and revised IFRS

In preparing the consolidated financial statements as per December 31, 2005 the following standards and interpretations had been published but had not yet come into effect:

Standards and interpretations that come into effect on December 1, 2005:

IFRIC 6 Liabilities arising from Participating in a Specific Market: Waste Electrical and Electronic Equipment

Standards and interpretations that come into effect on January 1, 2006:

IAS 19 Amendment – Actuarial Gains and Losses, Group Plans and Disclosures
IAS 21 Amendment – Net investment in a Foreign Operation*
IAS 39 Amendment Cash Flow Hedges of Forecast Intra-group Transactions
IAS 39 Amendment – Fair Value Option
IAS 39 and IFRS 4 – Amendment Financial Guarantee Contracts
IFRS 6 Exploration and Evaluation of Mineral Resources
IFRIC 4 Determining whether an Arrangement Contains a Lease
IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Funds

Standards and interpretations that come into effect during 2006:

IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective March 1, 2006)*
IFRIC 8 Scope of IFRS 2 (effective May 1, 2006)*
IFRIC 9 Reassessment of Embedded Derivatives (effective June 1, 2006)*

Standards and interpretations that come into effect on January 1, 2007:

IAS 1 Amendment: Capital Disclosures
IFRS 7 Financial Instruments: Disclosures

These standards and interpretations are expected to impact only the disclosure requirements for Securitas Direct AB.

Scope of the Consolidated financial statements (IFRS 3)

The consolidated financial statements include subsidiaries in which the Parent Company, Securitas Direct AB, directly or indirectly holds more than 50 percent of the votes or in any other manner exercises controlling influence. Subsidiaries are all companies in which the Group has the right to govern the financial and operational policies in a manner that normally follows a shareholding of more than one half of the voting rights.

Acquisition of operations including companies under common control (IFRS 3)

An acquisition of operations that includes companies or operations under joint control is an acquisition of operations in which all of the merged companies or operations are ultimately controlled by the same party or parties both before and after the acquisition, and in which the controlling influence is not temporary. Lacking more specific guidelines, the Group consistently reports all acquisitions of operations, involving companies under common control, at the historical carrying value within the Securitas Group. The acquisition is reported from the first day of the comparison period until the period in which the acquisition takes place. This means that the comparison figures are restated, compared with previously published information.

Purchase method of accounting (IFRS 3)

The consolidated financial statements have been prepared in accordance with the purchase method of accounting, which means that the acquisition values of shares in subsidiaries are eliminated against the subsidiaries' equity at the time of acquisition, including any share of equity in untaxed reserves. The amount of equity in acquired companies is determined on the basis of a market valuation of assets and liabilities at the time of acquisition. With this method, only that portion of the equity of subsidiaries created after the time of acquisition is included in consolidated equity. The surplus that is determined on the basis of the difference between the purchase price and the fair value of the acquired net assets is recognised as goodwill. If the purchase price is less than the fair value of the acquired net assets, the difference is recognised immediately in the income statement. Acquisition expenses directly attributable to the acquisition are included in the acquisition calculation and, thus, in the determination of goodwill. The consolidated income statement includes companies acquired during the year from acquisition date. Companies divested during the year are excluded as of the divestment date.

Assets held for sale and discontinued operations (IFRS 5)

Securitas Direct applies IFRS 5, assets held for sale and discontinued operations, which addresses reporting requirements and valuation in conjunction with the divestment of fixed assets and major portions of operations.

A discontinued operation is a portion of a company's operations representing an independent operating unit or a significant operation within a geographic area. According to IFRS 5, the fixed asset (or divestment group) is classed as an asset held for sale and reported at the lower of carrying value and fair value less sales costs, subject to the condition that the carrying value is primarily recovered through a sales transaction and not through continuous use. These assets may not be depreciated during the period from the date at which they were classified as held for sale until the date they are divested. Securitas Direct applied this principle starting on January 1, 2005 in accordance with the transition rules in IFRS 1 First-time adoption of IFRS.

In the consolidated income statement, income after taxes from discontinued operations (including capital gains/losses)is reported as a separate item, "Net income from discontinued operations". Comparison figures were recalculated for the income statement but not for the balance sheet or the cash flow statement. Information on sales, operating income, tax and net income for discontinued operations is provided separately in Note 15.

Investments in associated companies (IAS 28)

The equity method is used to account for shareholdings that are neither subsidiaries nor joint ventures, but where Securitas can exert a significant influence. The share in income of associated companies is included in the consolidated income statement

*) Not yet adopted by the European Union.

under income before taxes and consists of the share in the associated company's income after taxes. In the consolidated balance sheet, shareholdings in associated companies are stated at acquisition value, adjusted for dividends and the share in income of associated companies after the acquisition date. Any goodwill or other adjustments that reflect the difference between the purchase price and the share of equity in the acquired company at the time of acquisition are also included in the carrying value in the consolidated balance sheet. Negative goodwill is immediately reversed via the income statement.

Translation of foreign subsidiaries (IAS 21)
The functional currency of each of the Group's subsidiaries is normally determined by the primary economic environment in which the company operates. The Group's reporting currency, that is, the currency in which the consolidated financial statements are presented, is the Swedish krona (SEK). Translation of the accounts of foreign subsidiaries takes place as follows; the income statement for each month is translated using the exchange rate prevailing on the last day of the month, which means that income for each month is not affected by foreign exchange fluctuations during subsequent periods. Balance sheets are translated using exchange rates prevailing at each balance sheet date. Translation differences arising in the conversion of balance sheets are booked directly against equity and thus do not affect income for the year. The translation differences arising due to the fact that income statements are translated using average rates, while balance sheets are translated using exchange rates prevailing at each balance sheet date, are booked directly against equity. In cases where loans have been raised to reduce the Group's currency/translation exposure in foreign net assets, meeting the hedge accounting criteria, the exchange-rate differences on such loans are recognised together with the exchange-rate differences arising from the translation of foreign net assets in the translation reserve in equity.

Intra-group transactions (IAS 24 and IFRS 3)
Pricing of deliveries between Group companies is determined using usual business principles. Intra-group receivables and liabilities, transactions between Group companies and the resulting internal income have been eliminated.

Group companies include all companies that Securitas Direct owns or controls according to the above definition under the heading Scope of consolidated financial statements. All transactions with other Securitas companies are treated as external.

Revenue recognition (IAS 11 and IAS 18)
The Group's revenue is generated from various types of security services and the sale of alarm products. Revenues from security services are recognised in the period in which they are earned. Alarm installations are recognised as revenue in the period in which they are delivered.

Other revenue is recognised as revenue according to the following:
- Interest income is reported in the income statement in the period to which it refers.
- Dividends received are reported in the income statement when the right to receive a dividend is deemed to be certain.

Segment Reporting (IAS 14)
According to IAS 14, business segments include products or services that are exposed to risks and returns differing from those in other segments. Securitas Direct considers Consumer and Professional to be the primary business segments. Internal costs and internal sales revenues in these segments are based on actual internal sales between the segments. The Group has an internal pricing policy that is based on the internal pricing guidelines for multi-national companies and tax administration published by the OECD. All transactions based on this policy are supported by written contracts between the various parties. The concept is based on a distribution of functions and risk between the different units within Securitas Direct. Profit is allocated based on the functions for which payment had been made, risk exposure and available industry benchmarks. Unallocated costs are reported under the heading Other, which includes costs for joint Group functions. The secondary segments consist of a division into the geographic markets in which Securitas Direct conducts business and correspond to the Nordic region, Central Europe and Iberia.

Government Grants (IAS 20)
Securitas Direct, similar to other employers, is entitled to a number of government grants relating to personnel. Grants relate to training, recruitment, reduction of working hours, etc. All grants are accounted for in the income statement as a cost reduction in the same period as the corresponding underlying cost.

Taxes (IAS 12)
Provisions are made for all taxes that are expected to be levied on income for the year, including deferred tax. Deferred tax is calculated in accordance with the liability method. Deferred tax is based on net changes in temporary differences between the carrying value and taxable value of assets and liabilities. The calculated deferred tax liabilities and deferred tax recoverables are recognised in the same manner as the underlying transactions were recognised as of the balance sheet date, and refer to all taxable temporary differences, provided such differences do not pertain to goodwill or shares in subsidiaries. Anticipated tax rates are applied in the years in which the temporary differences are likely to be reversed. A deferred tax recoverable is recognised when it is probable that sufficient taxable income will arise so that the deferred tax recoverable can be utilised. Deferred tax recoverables are valued as of balance sheet date, and any potential previously unvalued deferred tax recoverable is recognised when it is expected to be utilised, or correspondingly, reduced when it is expected to be wholly or partly offset against future taxable income.

Current and deferred taxes are booked directly against equity if the relevant underlying transaction or event is recognised directly in equity for the period, or the previous period if the transaction pertains to an adjustment of an opening balance of retained earnings as the result of a change in accounting principle, or if it relates to exchange-rate differences in the translation of the balance sheets of foreign subsidiaries posted to equity. Provisions are made for estimated taxes on dividends from subsidiaries to the Parent Company during the following year.

Cash flow statement (IAS 7)
The cash flow statement has been prepared in accordance with the indirect method. Cash and cash equivalents are defined as cash and bank deposits plus short-term investments with a maximum duration of three months from acquisition date. Funds in blocked accounts are not included in cash and cash equivalents.

Receivables and liabilities in foreign currencies (IAS 21)
When preparing the financial statements of individual companies, foreign currency denominated receivables and liabilities are translated using the exchange rates prevailing at each balance sheet date.

Goodwill and other acquisition-related intangible fixed assets (IFRS 3, IAS 36 and IAS 38)
In accordance with the provisions of IFRS 3:
- The Group ceased amortisation of goodwill from January 1, 2004.
- From the financial year ended December 31, 2004 and onward, goodwill is tested for impairment once a year and on every occasion on which there is an indication that a possible need to recognise an impairment exists.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of IAS 38. No adjustment resulted from this reassessment.

Goodwill represents the surplus value of the difference between the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of the acquired subsidiary/operations at date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill in the sold entity.

Other acquisition-related intangible fixed assets arising from acquisitions can include various types of intangible fixed assets, such as marketing-related, customer- related, contract-related and technology-based intangible fixed assets. Other acquisition-related intangible fixed assets normally have a limited useful life. These assets are recognised at fair value on the date of acquisition and subsequently carried at cost less accumulated amortisation and any accumulated impairment losses.

Impairment is calculated on a 2 straight-line basis to allocate the cost of assets over their estimated useful lives. Securitas Direct's acquisition-related intangible fixed assets relate mainly to customer contract portfolios and the associated customer relationships. The valuation of the customer contract portfolios and the associated customer relationships are based on the Multiple Excess Earnings Method (MEEM), which is a valuation model based on discounted cash flows. The valuation is based on the churn rates and profitability of the acquired portfolio at the time of the acquisition. In the model, a specific charge, contributory asset charge, is applied as a cost or return requirement for the assets supporting the intangible asset. Cash flows are discounted on an after-tax basis using the Weighted Average Cost of Capital (WACC) adjusted for local interest rate levels in the countries of acquisition. The useful life of customer contract portfolios and the related customer relationships are based on the churn rate of the acquired portfolio and are normally within the range of 3 to 20 years corresponding to a yearly amortisation of 5 percent to 33.3 percent.

A deferred tax liability is calculated at the local tax rate on the difference between the carrying value and tax value of the intangible asset. A deferred tax liability should be amortised concurrently with the amortisation of the intangible asset, so that the impact of the amortisation of the intangible asset is neutralised in terms of the full tax rate on income after taxes. The initial recognition of this deferred tax liability increases the amount of goodwill. Goodwill and other acquisition-related intangible fixed assets are allocated to cash-generating units (CGU), that is per geographic market. This allocation is also the basis for the yearly impairment testing.

Goodwill – accounting principles for financial years prior to January 1, 2004

In cases where the acquisition value of the shares in the subsidiary exceeds equity according to the analysis on the purchase date, goodwill arises. This goodwill is reported on the balance sheet at acquisition cost less accumulated amortisation according to plan and any impairment. Consolidated goodwill is impaired by 5 to 20 percent annually, depending on the type of acquired goodwill in question.

Goodwill in smaller acquisitions that are largely integrated into the existing organisation structure is impaired by 20 percent each year. Goodwill in well-established companies with independent and well-known brands is impaired at 10 percent per year. Goodwill in strategic acquisitions of companies with an established market position and infrastructure with an estimated lifetime of more than 20 years is amortised at 5 percent per year. All amortisation is straight-line. The impairment requirement is assessed continuously and any impairment is reported separately.

Other intangible fixed assets (IAS 36 and IAS 38)

Other intangible fixed assets, that is, intangible assets other than goodwill and acquisition-related assets, are recognised if it is probable that the expected future economic benefits that are attributable to the asset will accrue to the Group, and that the cost of the asset can be measured reliably.

Other intangible fixed assets normally have a limited useful life. These assets are recognised at cost and, subsequently, carried at cost less accumulated amortisation and any accumulated impairment losses.

Straight-line amortisation is applied for all asset classes, as follows:

Software licenses	12.5–33.3 percent
Other intangible fixed assets	20–33.3 percent

Rental rights and similar rights are impaired over the same period as the underlying contractual period.

Useful life is assessed annually and reassessed as necessary.

Securitas Direct currently has no research and development operations (R&D).

Tangible fixed assets (IAS 16 and IAS 36)

Tangible fixed assets are recognised at acquisition cost and subsequently carried at cost less accumulated depreciation according to plan and any accumulated impairment losses. Additional costs are capitalised as part of the fixed asset's acquisition value if the underlying measures are expected to increase the asset's value. Depreciation according to plan is based on historical acquisition values and the useful life of the asset.

Straight-line depreciation is used for all asset classes, as follows:

Machinery and equipment	10–25 percent
Buildings and land improvements	1.5–4 percent

Useful life is assessed annually and reassessed as necessary.

Impairment (IAS 36)

Assets that have an indefinite useful life are not subject to depreciation/amortisation and are tested annually for impairment. Assets that are subject to depreciation/amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the value in use.

Value in use is the current value of estimated future cash flows. The calculation of value in use necessitates a number of assumptions and estimates. The main assumptions concern the organic sales growth, the development of the operating margin and the necessary operating capital employed requirement, as well as the relevant WACC-rate used to discount future cash flows. For the purposes of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Previously recognised impairment losses, with the exception of impairment losses related to goodwill, are reversed only if a change has occurred regarding the assumptions that formed the basis for determining the recoverable value when the impairment loss was recognised. If this is the case, a reversal of the impairment loss is carried out in order to increase the carrying value of the impaired asset to its recoverable value. A reversal of a previous impairment loss is only recognised to the extent that the new carrying value does not exceed what should have been the carrying value (after depreciation and amortisation) if the impairment loss had not been recognised in the first place. Impairment losses referring to goodwill are never reversed.

Leasing contracts (IAS 17)

A leasing contract implies that the Group, as the lessee, essentially receives the economic benefits and bears the economic risk associated for with the leased asset – termed finance leases – the asset is accounted as a fixed asset in the consolidated balance sheet. The financially leased asset, and accompanying liability, is reported at the lower of fair value and current value of the minimum leasing fees. Paid leasing fees are reported in the consolidated income statement specified according to depreciation and interest. Securitas Direct currently has no financial leasing.

Operational leases, where the Group is the lessee, are reported in the income statement as an operating expense. In cases where the Group is the lessor, revenue is reported as sales in the period to which the lease refers to. Depreciation is accounted for under operating income.

Accounts receivable

Accounts receivable are reported net after provisions for expected bad debt losses. Probable and recognised bad debt losses are included in the line Production expenses in the income statement. Payments received in advance are reported under Other current liabilities.

Inventories (IAS 2)

Inventories are valued at the lower of cost and net realisable value. Cost is determined according to the first-in, first-out (FIFO) principle. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Financial Instruments: Recognition and Measurement (IAS 39[1]) – adopted from January 1, 2005

The Group classifies its financial instruments in the following categories:

- Financial assets at fair value through profit or loss
- Loans and receivables
- Held to maturity investments
- Available for sale financial assets

The classification depends on the purpose for which the financial instrument is acquired. Management determines the classification of its financial instruments at initial recognition and reviews this classification at each reporting date.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss have two subcategories: financial assets held for trading, and those reported at fair value via the income statement on acquisition date. Securitas Direct does not currently have any assets in this category.

Loans and receivables

Operating receivables are classified as Loans and receivables and are valued at accrued acquisition value.

Held to maturity investments

Held to maturity investments are non-derivative financial assets that have fixed or determinable payments and an established duration, which Group management has the intention and ability to retain until maturity. During the financial year, the Group has had no instruments in this category.

Available for sale financial assets

Available for sale financial assets are non-derivatives that are either designated as belonging to this category or are not classified in any of the other categories.

Financial Instruments: Recognition and Measurement (IFRS 2004 and previous accounting principles 2003) – to December 31, 2004

Financial Instruments: Disclosure and Presentation

IAS 32 (and according to Swedish GAAP, RR 27) Financial Instruments: Disclosure and Presentation stipulates the manner in which financial instruments must be classified on the balance sheet and how disclosures intended to facilitate the understanding of the impact of financial instruments on income, financial position and cash flow must be presented. The recommendation does not stipulate when financial instruments should be recognised, or derecognised from the balance sheet, nor does it indicate the manner in which such financial instruments should be valued.

Short-term investments

Short-term investments are booked according to the lowest value principle if they pertain to transferable securities, and at acquisition value for bank deposits.

Employee Benefits (IAS 19)

The Group operates or participates in a number of defined-contribution pension plans. Defined-contribution plans are plans for payment after termination of employment according to which the company pays defined fees to a separate legal entity and does not have any legal or informal obligation to pay additional fees. Compensation to be paid arising from defined-contribution plans is reported in the period in which the employee provided services. The reported expenses correspond to the payments made during that period.

Securitas Direct does not currently have any defined-benefits pension plans.

Employee benefits – accounting principles applied up until December 31, 2003

The Group's Swedish pension obligations are expensed on an ongoing basis.

The pension obligations of foreign subsidiaries are reported according to the local regulations in each country.

The major share of the Group's pension obligations are covered through insurance issued by insurance companies.

Provisions (IAS 37)

Provisions are recognised when the Group has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

Other

Amounts in tables and other summaries have been rounded off individually. Minor rounding off differences may, therefore, occur in calculations of totals.

1) In the form IAS39 is adopted by the EU

NOTE 2 DEFINITIONS, CALCULATION OF KEY DATA AND EXCHANGE RATES

DEFINITIONS

Income statement

Production expenses
Cost of goods, personnel costs and payment to partner companies.

Selling and administrative expenses
Costs for selling, administration and management including branch office expenses. The primary function of the branch offices is to provide the production with administrative support as well as to serve as a sales channel.

Gross margin
Gross income as a percentage of total sales.

Operating margin
Operating income as a percentage of total sales.

Net margin
Income before taxes as a percentage of total sales.

Cash flow statement

Cash flow from operating activities
Operating income adjusted for depreciation according to plan, financial income and expenses, income tax and changes in accounts receivable and in other operating capital employed.

Free cash flow
Cash flow from operating activities less investments in fixed assets.

Cash flow for the year
Free cash flow adjusted for acquisitions of subsidiaries, dividends, share issues and change in interest-bearing net debt, excluding cash and cash equivalents.

Balance sheet

Capital employed
Non interest-bearing fixed assets and current assets less non interest-bearing long-term and current liabilities.

Net debt
Interest-bearing fixed and current assets, less long-term and short-term interest-bearing loan liabilities.

Net growth of customer portfolio (%)
The number of customers in the closing balance customer portfolio in relation to the number of customers in the portfolio 12 months ago.

Cancellation ratio (%)
Customer cancellations over the past 12 months in relation to the customer portfolio 12 months ago.

Pay back time for investments in new customers (years)
The average net investment per new customer in relation to the average net contribution per customer and month.

Customer portfolio (No. of contracts)
The number of paying customers on the closing date.

Calculation of key data

Organic sales growth, 2005 outcome: 23.2%
Total sales for the year adjusted for acquisitions/divestments and changes in exchange rates as a percentage of the previous year's total sales adjusted for divestments.
Calculation 2005: (2,705,949 + 0 – 85,294) / (2,127,148 – 0) – 1 = 23.2%

Operating margin, 2005 outcome: 9.9%
Operating income as a percentage of total sales.
Calculation 2005: 266,555 / 2,705,949 = 9.9%

Earnings per share after taxes, 2005 outcome: SEK 1,543.50
Net income for the year in relation to the average number of shares.
Calculation 2005: (167,261 / 109,000) x 1,000 = 1,543.50

Cash flow from operating activities as % of operating income, 2005 outcome: 173.0%
Cash flow from operating activities as a percentage of operating income.
Calculation 2005: 461,204 / 266,553 = 173.0%

Cash flow as % of operating income, 2005 outcome: 27.4%
Cash flow for the year as a percentage of operating income.
Calculation 2005: 73,010 / 266,553 = 27.4%

Cash flow in relation to net debt, 2005 outcome: 0.098
Cash flow in relation to closing balance net debt.
Calculation 2005: 73,010 / 742,610 = 0.098

Return on capital employed, 2005 outcome: 24.0%
Operating income as a percentage of closing balance capital employed.
Calculation 2005: 266,555 / 1,114,191 = 24.7%

Net debt equity ratio, 2005 outcome: 2.00
Net debt in relation to equity.
Calculation 2005: 742,610 / 371,582 = 2.00

Interest coverage ratio, 2005 outcome: 11.4
Operating income plus interest income in relation to interest expense.
Calculation 2005: (266,555 + 3,170) / 23,713 = 11.4

Return on equity, 2005 outcome: 71.9%
Net income for the year as a percentage of average adjusted equity.
Calculation 2005: (167,261) / ((371,582 + 93,419) / 2) = 71.9%

Equity/assets ratio, 2005 outcome: 18%
Equity as a percentage of total assets.
Calculation 2005: 371,582 / 2,052,275 = 18%

Exchange rates applied in the consolidated accounts 2003–2005

Currency		Weighted average 2005	Dec 2005	Weighted average 2004	Dec 2004	Weighted average 2003	Dec 2003
NOK	100	116.28	117.71	109.04	108.80	113.46	108.05
DKK	100	124.93	125.82	122.46	121.15	122.68	122.15
CHF	100	600.90	603.75	590.48	582.70	598.65	582.84
EUR	1	9.3165	9.38	9.1126	9.01	9.1155	9.0938

NOTE 3 CRITICAL ESTIMATES AND ASSESSMENTS

Valuation of identifiable assets and liabilities in connection with the acquisition of subsidiaries/operations

The valuation of identifiable assets and liabilities in connection with the acquisition of subsidiaries or operations includes the specification of the purchase price in such a manner that those items that were reported on the acquired company's balance sheet, as well as those items that were not subject to reporting on the acquired company's balance sheet, such as customer relations, shall be valued at fair value. Normally, quoted prices for the assets and liabilities to be valued are not available, meaning that various valuation methods must be applied. These valuation techniques are based on several different assumptions. Other items that may be difficult to both identify and value are contingent liabilities that may have arisen in the acquired company, such as disputes. All balance sheet items are thus subject to estimates and assessments. For further information regarding acquisitions, see Note 15.

Impairment testing of goodwill and other acquisition-related intangible fixed assets

In conjunction with the impairment testing of goodwill and other acquisition-related intangible fixed assets, the carrying value is compared with the recoverable value. The recoverable value is determined by the higher of an asset's net realisable value and its value in use. As under normal circumstances no quoted market prices are available to assess an asset's net realisable value, the value in use is normally the value with which the asset's carrying value is compared. The calculation of the value in use is based on assumptions and assessments. The most important assumptions are the organic sales growth, the development of the operating margin, the operating working capital requirements and the relevant WACC, which is used to discount future cash flows. In summary this means that the valuation of the balance sheet items Goodwill, which amounted to KSEK 48,552, the Contract portfolio, which amounted to KSEK 55,283 and other Acquisition-related intangible fixed assets, which amounted to KSEK 43,522, are subject to critical estimates and judgments.

The impact on the Group's financial position of ongoing disputes and the valuation of contingent liabilities

Companies within the Group are involved in legal proceedings which have arisen in the ongoing operations. For further information, refer to Note 30.

NOTE 4 EVENTS AFTER THE CLOSING DATE

Other significant events after the closing date

On February 9, 2006, the Board of Directors proposed that Securitas transform three of its divisions to independent, specialised security companies: Loomis Cash Handling Services (now Cash Handling Services), Securitas Direct AB and Securitas Systems AB. Following approval by an Extraordinary General Meeting that is proposed to be held on September 25, 2006, the three new companies will be distributed to the shareholders as a dividend and listed on the O-list of the Stockholm Stock Exchange immediately thereafter.

NOTE 5 FINANCIAL RISK MANAGEMENT

Financial risk management

Securitas Direct is exposed to risks relating to financial instruments, such as liquidity, accounts receivable, accounts payable and loans. Risks related to these instruments are primarily:

- Interest risks relating to cash, cash equivalents and loans
- Financing risks relating to the company's capital requirements
- Currency risks relating to earnings
- Credit risks attributable to financial and commercial activities.

The Board of Directors of Securitas AB has adopted a finance policy and a credit policy for the entire Securitas Group regulating how these risks must be managed and controlled. Risk management is performed in part using derivative instruments in accordance with established limits in the finance policy. As a subsidiary within the Securitas Group, Securitas Direct follows this finance policy.

Financial risk management is primarily centralised in the Group Treasury Centre (GTC), in Dublin.

In addition, the Securitas Group's policy contains guidelines for the manner in which operating risks associated with the handling of derivative instruments shall be managed, with for example clear divisions of responsibility and delegation of powers of attorney.

Financial risk factors

Through its business operations, the Group is exposed to financial risks including interest risk, currency risk, financing risk and credit risk.

Interest risk

Interest rate risk is the risk that the Group's earnings will be negatively affected by changes in interest rates. The Group's revenues and cash flow from operations are, in all significant aspects, dependent on changes in market interest rates. Increasing interest rates primarily create a risk that the customers' willingness to invest will decline. In addition, certain balance sheet items, such as cash and cash equivalents, as well as current investments, are exposed to interest risk. Given the current position, a permanent change in the interest rate of +/– 1 percent would have an annual effect on net financial items of +/– SEK 2.3 M.

The Group's borrowing amounts to SEK 892 M. The average net interest on debt amounted to SEK 3.77 percent during the year. Interest risk is managed at the Securitas Group level by the Group Treasury Centre.

Currency risk

Translation risk

Translation risk is the risk that the value of equity denominated in foreign currency will fluctuate in SEK due to changes in exchange rates. As a large number of subsidiaries operate in foreign countries, the consolidated balance sheet and income statement are affected by translation of foreign currencies to SEK. This exposure is not hedged, since the subsidiaries primarily operate in local currency, meaning that their competitive situation is not affected by changes in exchange rates and because the Group generally has a favourable geographic spread. The most important currencies to which the company is exposed are SEK, EUR, DKK and NOK.

The table below shows how the Group's capital employed is distributed by currencies (denominated in SEK) and its financing.

	EUR	Other foreign currencies	SEK	Total
Capital employed	596,120	80,334	437,737	**1,114,191**
Net debt	–546,022	–47,002	–149,585	**–742,609**
Net exposure	50,098	33,332	288,152	**371,582**

Transaction risk

Because transactions between countries are limited, this exposure is not hedged.

Financing risk

Financing risk means not being able to meet short-term payment commitments. The Group's current liquidity is guaranteed by maintaining a liquidity reserve (cash and bank deposits, current investments and the unutilised portion of approved credit facilities) which is to correspond to a minimum of 5 percent of the Group's annual sales. Monitoring and follow-ups of financing risks are performed at the Securitas Group level by the Group Treasury Centre.

Credit risk

Credit risk is divided into credit risk in accounts receivable and financial credit risk.

Credit risk in accounts receivable

The value of outstanding accounts receivable amounted to SEK 233.8 M (237.8). Any reserves relating to losses are made after individual assessment, and amounted to SEK 51.9 M (37.4) at December 31, 2005. Accounts receivable contain no significant concentrations of credit risk. The Group's credit approval policy includes rules to ensure that credit management comprises credit evaluation, credit limits, decision levels and handling of doubtful accounts receivable to ensure that sales take place to customers with appropriate credit worthiness. Because the Group has a large number of customers in the majority of countries, there is no concentration of credit risk.

Financial credit risk

The Securitas Group has established principles limiting the magnitude of credit exposure relating to each individual bank or other counterparty. Investments of cash and cash equivalents are only made in government bonds or deposits in banks with high official credit ratings. To limit credit risks, transactions only take place with banks with high official credit ratings or with Securitas AB.

Fair value of assets and liabilities

There are no differences between the carrying value and the assessed fair value of assets and liabilities included in Securitas Direct's balance sheet.

NOTE 6 TRANSACTIONS WITH RELATED PARTIES

During the year, Securitas Direct documented existing relations with related parties and transactions with such related parties as defined in IAS 24 Related Party Disclosures. Related parties are considered to be other companies within the Securitas Group, as well as members of the Board of Directors of the Parent Company, Management of the Group and close family members of these individuals. Related parties also include companies in which a significant share of the voting rights are held directly or indirectly by the aforementioned individuals or companies in which they may exercise significant influence.

Information on total salary costs for the President and CEO are provided in Note 7.

Transactions with other companies included in the Securitas Group but not in the Securitas Direct Group as of December 31, 2005 are listed below.

Sales to other companies within the Securitas AB Group	
Sales	4,802
(of which Securitas AB)	0

Purchases from other companies within the Securitas AB Group	
Production costs	216,350
(of which Securitas AB)	1,749

Receivables from other companies within the Securitas AB Group	
Other current receivables	20,917
(of which Securitas AB)	7,234

Liabilities to other companies within the Securitas AB Group	
Other current liabilities	892,370
(of which Securitas AB)	543,533

Receivables from and liabilities to other companies within the Securitas Group are classed as current, since the intention is that they will be repaid in conjunction with the restructuring of the Securitas Direct Group during 2006. Certain internal transactions within the Securitas Group carry interest in consideration of the nature of the transaction. The average interest on these transactions amounted to 3.77 percent during 2005. For a description of the internal acquisition of operations in conjunction with the restructuring, see Note 15.

All transactions with related parties take place on market terms.

NOTE 7 COMPENSATION TO THE BOARD OF DIRECTORS AND SENIOR MANAGEMENT

General

Principles

Chairman of the Board of Directors and the Directors receive fees in accordance with the decision by the Annual General Meeting. During 2003–2005, there were no external Board of Directors members in Securitas Direct.

Compensation to the President (who is also the CEO) consists of salary, variable compensation plus a pension. The variable compensation consists of an annual bonus plus a bonus relating to a three-year period (from 2004 to 2006). This latter bonus will be paid in 2007.

For the years 2003 – 2005, only the President was considered to be a member of Group management.

Compensation during the year

Current compensation to Group Management for 2005

SEK M	Base salary	Other benefits	Variable compensation	Long-term bonus programme	Pension	Total compensation
President and CEO	2,214	407	1,449	1,306	477	5,853

Board of Directors

The Chairman of the Board of Directors, Thomas Berglund, did not receive any compensation in the form of Board of Directors fees for the financial year 2005. Neither did the other Board of Directors members receive compensation in the form of Board of Directors fees.

President and CEO

Dick Seger (President and CEO) received a salary corresponding to SEK 2.2 M for the financial year 2005. Variable compensations of SEK 1.4 M for 2005 will be paid in 2006. SEK 1.3 M was allocated to the long-term bonus programme and booked as a cost although this amount will not be paid out until 2007.

The retirement age for the President and CEO is 65. The notice period for termination of employment by the company is 12 months. Apart from monthly salary, no further compensation is paid during the notice period.

NOTE 8 SEGMENT REPORTING

Securitas Direct is organised into two business areas, Consumer and Professional, which are also the Group's primary segments. Consumer mainly targets homes, while Professional targets small companies. The segment "Other and eliminations" consists primarily of joint Group costs and intra-Group eliminations.

Primary segments

Income statement

	Consumer			Professional			Other and eliminations			Group		
SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003	IFRS 2005	IFRS 2004	Previous accounting principles 2003	IFRS 2005	IFRS 2004	Previous accounting principles 2003	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Sales	1,972,970	1,422,488	724,043	732,979	704,659	732,137	–		38,972	2,705,949	2,127,147	1,495,152
Operating income	**190,307**	**134,979**	**78,516**	**141,555**	**113,584**	**99,182**	**–65,309**	**–41,796**	**–27,476**	**266,553**	**206,767**	**150,222**
Operating margin, %	*9.6*	*9.5*	*10.8*	*19.3*	*16.1*	*13.5*	–	–	*–70.5*	*9.9*	*9.7*	*10.0*
Financial income and expenses	–18,240	–13,884	–10,110	–118	–1,202	–4,236	–2,185	–4,434	–7,957	–20,543	–19,520	–22,303
Income before taxes	**172,067**	**121,095**	**68,406**	**141,437**	**96,115**	**94,946**	**–67,494**	**–46,230**	**–35,433**	**246,010**	**170,980**	**127,919**

The Other segment includes costs for joint development of IT systems, including a common platform for Europe. Such shared costs are allocated to the subsidiaries via management fees. In the income statements for the segments, costs and revenues for the management fees have not been taken into consideration. There are, therefore, no revenues in the Other segment but relatively high costs, as these amounts have not been allocated.

Investments

	Consumer		Professional		Other and eliminations		Group	
SEK 000s	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004
Investments in fixed assets	–561,830	–397,913	–14,500	–68,132	–4,841	–8,522	–581,171	–474,567

Balance sheet

	Consumer			Professional			Other and eliminations			Group		
SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003	IFRS 2005	IFRS 2004	Previous accounting principles 2003	IFRS 2005	IFRS 2004	Previous accounting principles 2003	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Customer-related fixed assets[1]	938,174	655,284	400,989	93,390	125,477	110,282	–	6,485	4,681	1,031,564	787,246	515,952
Other assets	700,167	453,659	225,137	303,540	270,089	275,709	17,005	139,223	150,159	1,020,712	862,971	651,005
Total assets	**1,638,341**	**1,108,943**	**626,126**	**396,930**	**395,566**	**385,991**	**17,005**	**145,708**	**154,840**	**2,052,276**	**1,650,217**	**1,166,957**
Total equity	**379,324**	**246,766**	**116,209**	**41,822**	**67,832**	**65,223**	**–49,564**	**–222,179**	**29,548**	**371,582**	**92,419**	**210,980**
Long-term liabilities	58,979	50,608	19,680	7,016	8,194	9,030	–19,309	–16,589	–6,449	46,686	42,213	22,261
Current liabilities	1,200,038	811,569	490,237	348,092	319,540	311,738	85,878	384,476	131,741	1,634,008	1,515,585	933,716
Total liabilities	**1,259,017**	**862,177**	**509,917**	**355,108**	**327,734**	**320,768**	**66,569**	**367,887**	**125,292**	**1,680,694**	**1,557,798**	**955,977**

1) Customer-related fixed assets consist of fixed assets (alarms) installed with customers and contract portfolios.

Secondary segments and geographic information

	2005				2004				2003			
	Nordic	Central	Iberia	Total	Nordic	Central	Iberia	Total	Nordic	Central	Iberia	Total
Sales	1,085,051	209,326	1,411,572	2,705,949	923,844	176,035	1,027,269	2,127,148	735,479	38,972	720,688	1,495,139
Assets	769,738	236,341	1,046,196	2,052,275	673,334	184,095	792,788	1,650,217	532,087	35,023	599,847	1,166,957
Investments	200,590	34,559	346,022	581,171	171,352	42,676	260,539	474,567				

NOTE 9 ALLOCATION OF REVENUES

Sales

Consolidated revenues are primarily attributable to the sale of alarms and alarm monitoring for homes and small companies-Sales and installation of alarms are recognised as revenue during the period in which they are delivered. Alarm monitoring revenues are recognised in the period during which they were earned.

The allocation of sales by segment is presented in Note 8.

Financial income and expenses

Interest income and borrowing expenses are reported in the income statement for the period to which they were attributable.

Financial income and expenses are presented in Note 13.

NOTE 10 OPERATING COSTS

Auditing fees and cost compensation

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
PricewaterhouseCoopers			
– auditing assignments	3,348	1,638	1,090
– other assignments[1]	1,552	470	140
Total PriceWaterhouseCooper	**4,900**	**2,108**	**1,230**
Other auditors			
– auditing assignments	47	99	41
– other assignments[1]	–	90	5,893
Total	**47**	**189**	**5,934**

1) Costs for other assignments performed by PriceWaterhouseCooper include fees for audit-related counseling regarding accounting relating to IFRS, IT, tax issues and acquisition-related matters.

Note 10 cont.

Operational leasing and rental contracts

Leasing fees relating to operational leasing for buildings, vehicles, machinery and equipment amounted to SEK 51.7 M (31.5 and 5.3) during the year. The nominal value of contracted future leasing fees is distributed as follows.

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Maturity period < 1 year	46,242	32,346	8,329
Maturity period 1–5 years	52,150	39,321	15,534
Maturity period > 5 years	7,286	–	–

Net exchange-rate differences[1]

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting Earlier principles 2003
Exchange-rate differences included in operating income amounted to	–	–9	–

1) Exchange-rate differences included in net financial items are reported in Note 13.

NOTE 11 PERSONNEL

Average number of annual employees

	Women			Men			Total		
	IFRS 2005	IFRS 2004	Previous accounting principles 2003	IFRS 2005	IFRS 2004	Previous accounting principles 2003	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Nordic	196	155	143	335	289	255	531	444	398
Central	68	59	12	159	143	10	227	202	22
Iberia	665	448	320	1,819	1,315	1,080	2,484	1,763	1,400
Total	**929**	**662**	**475**	**2,313**	**1,747**	**1,345**	**3,242**	**2,409**	**1,820**

During 2005, the number of members of the Board of Directors and the President was 3 (3 and 3), of whom 0 (0 and 0) were women.

Salary costs; Board of Directors and President

	2005 IFRS			2004 IFRS			2003 Previous accounting principles			Of which bonuses IFRS		
	Salary	Social benefits	(of which pensions)	Salary	Social benefits	(of which pensions)	Salary	Social benefits	(of which pensions)	Salary	Social benefits	(of which pensions
Nordic	11,082	5,309	1,813	12,490	3,654	1,026	12,828	1,319	808	4,394	4,831	7,241
Central	1,849	750	122	1,766	648	–	–	–	–	113	108	–
Iberia	8,531	216	0	3,576	90	–	10,622	118	–	6,175	1,324	8,321
Total	**21,462**	**6,275**	**1,935**	**17,832**	**4,392**	**1,026**	**23,450**	**1,437**	**808**	**10,682**	**6,263**	**15,562**

Salary costs, other employees

	2005 IFRS			2004 IFRS			2003 Previous accounting principles		
	Salary	Social benefits	(of which pensions)	Salary	Social benefits	(of which pensions)	Salary	Social benefits	(of which pensions)
Nordic	184,487	62,754	13,613	150,719	46,490	9,864	122,622	34,598	7,296
Central	59,500	28,004	4,101	46,998	18,960	153	9,663	1,475	791
Iberia	503,021	108,780	–	379,614	73,722	–	267,470	52,003	–
Total	**747,008**	**199,538**	**17,714**	**577,331**	**139,172**	**10,017**	**399,755**	**88,076**	**8,087**

Note 11 cont.

Total salary costs; Board of Directors, President and other employees

	2005			2004			2003		
	IFRS			IFRS			Previous accounting principles		
	Salary	Social benefits	(of which pensions)	Salary	Social benefits	(of which pensions)	Salary	Social benefits	(of which pensions)
Nordic	195,569	68,063	15,426	163,209	50,144	10,890	135,450	35,917	8,104
Central	61,349	28,754	4,223	48,764	19,608	153	9,663	1,475	791
Iberia	511,552	108,996	–	383,190	73,812	–	278,092	52,121	–
Total	**768,470**	**205,813**	**19,649**	**595,163**	**143,564**	**11,043**	**423,205**	**89,513**	**8,895**

A complete specification of the average number of annual employees, as well as salary costs by country, is presented in the annual report submitted to the Swedish Companies Registration Office.

NOTE 12 DEPRECIATION AND AMORTISATION

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Goodwill	–	–	–5,843
Contract portfolio	–8,753	–5,756	–
Other intangible assets	–8,343	–8,458	–2,119
Buildings	–	–89	–95
Machinery and equipment	–310,864	–239,570	–157,387
Total depreciation and amortisation	**–327,960**	**–253,873**	**–165,444**

Depreciation and amortisation for the year is specified as follows:

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Production costs	–291,073	–223,224	–143,505
Sales and administration costs	–36,887	–30,649	–16,096
Goodwill amortisation	–	–	–5,843
Total depreciation and amortisation	**–327,960**	**–253,873**	**–165,444**

NOTE 13 NET FINANCIAL ITEMS

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Interest income	2,234	1,654	1,148
Net exchange-rate differences	936	–	–
Financial income	**3,170**	**1,654**	**1,148**

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Interest expenses	–22,633	–19,434	–21,365
Net exchange-rate differences	–	–211	–1,730
Other items, net	–1,080	–1,531	–356
Financial expenses	**–23,713**	**–21,176**	**–23,451**
Share in income of associated companies[1]	–	–	–4,351
Net financial items	**–20,543**	**–19,522**	**–22,303**

1) Share in income of associated companies was reported under Net income from discontinued operations for 2004 and 2005.

NOTE 14 TAXES

Income statement

Tax expenses

SEK 000s	IFRS 2005	%	IFRS 2004	%	Previous accounting principles 2003	%
Tax on income before taxes						
– current tax expenses	–70,376	–28.6	–46,384	–24.8	–41,194	–32.1
– deferred tax expenses	–11,864	–4.8	–13,531	–7.2	570	0.4
Total tax expenses	**–82,240**	**–33.4**	**–59,915**	**–32.0**	**–40 624**	**–31.7**

Swedish company tax amounted to 28 percent during 2005, 2004, and 2003. The total tax rate on income before taxes amounted to 33.4 percent.

Difference between the statutory Swedish tax and the actual tax rate in the Group

SEK M	IFRS 2005	%	IFRS 2004	%	Previous accounting principles 2003	%
Tax calculated on Swedish tax rate	–68.8	–28.0	–52.4	–28.0	–35.8	–28.0
Difference between tax rate in Sweden and weighted tax rate for foreign subsidiaries	–12.5	–5.1	–9.9	–5.3	–4.6	–3.6
Non-deductible goodwill amortisation	–	–	–	–	10.2	8.0
Tax attributable to previous years	0.5	0.2	3.8	2.0	–0.3	–0.2
Other non-deductible/taxable net amounts	–1.4	–0.5	–1.4	–0.7	–10.1	–7.9
Actual tax expenses	**–82.2**	**–33.4**	**–59.9**	**–32.0**	**–40.6**	**–31.7**

Note 14 cont.
Balance sheet
Deferred tax assets and deferred tax liabilities were attributable to:

	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Deferred tax assets			
Difference between the book value and tax value of depreciation	6,457	7,074	10,786
Personnel-related liabilities	1,323	1,975	288
Risk provisions	4,902	4,434	3,268
Loss carryforwards	15,459	10,597	4,634
Other temporary differences	5,293	1,963	200
Total deferred tax assets	**33,434**	**26,043**	**19,176**
Net accounting[1]	–3,637	–	–
Total deferred tax assets according to the balance sheet	**29,797**	**26,043**	**19,176**
Deferred tax liabilities			
Difference between the book value and tax value of depreciation	29,000	2,511	7,060
Other temporary differences	16,466	24,447	467
Total deferred tax liabilities	**45,466**	**26,958**	**7,527**
Net accounting[1]	–3,637	–	–
Total deferred tax liabilities according to the balance sheet	**41,829**	**26,958**	**7,527**
Deferred tax assets/liabilities, net	**–12,032**	**–914**	**11,649**
Current tax assets/liabilities			
Current tax assets	6,247	2,900	16,266
Current tax liabilities	–27,379	–22,026	–40,961
Current tax assets/liabilities, net	**–21,132**	**–19,126**	**–24,695**

1) Deferred tax assets and liabilities are reported on the balance sheet as of 2005 partially as net amounts after considering offsetting opportunities.

Loss carryforwards

The subsidiaries in Portugal, the Netherlands, Finland and Belgium had loss carryforwards at December 31, 2005 amounting to SEK 57.9 M. None of these loss carryforwards are limited in time.

At December 31, 2005, the total loss carryforwards generated deferred tax assets of SEK 15.5 M. Loss carryforwards can be utilised to reduce future taxable income. Utilisation in the future will not mean reduced total tax expenses.

NOTE 15 ACQUISITION AND DIVESTMENT OF SUBSIDIARIES AND IMPAIRMENT TESTING

During 2005, Securitas Direct AB implemented a number of transactions with other companies within the Securitas AB Group to create the legal organisational structure reflecting Securitas Direct's operational organisation. No external transactions relating to acquisition or divestment of subsidiaries took place during 2003–2005.

Acquisitions of subsidiaries

Inter-Group acquisitions in 2005, which also had consequences in 2004, are reported below.

SEK 000s	Acquisition price	Dividend	Goodwill	Equity	Contract portfolio	Operating capital employed	Net debt
Aroundio BV	170	15,127	–	–14,957		1,432	–16,389
Securitas Direct NV	29,496	7,258	–	22,238	24,122	–1,828	–56
Securitas Direct SAS	248,777	165,539	8,151	75,087	–	70,481	4,606
	278,443	**187,924**	**8,151**	**82,368**	**24,122**	**70,085**	**–11,839**

The above acquisitions were implemented under common control, meaning that all the merged companies were controlled by the same party or parties as before and after the acquisition of operations and that the controlling influence was not temporary. Lacking more specific guidelines, the Group consistently reports all acquisitions of operations comprising companies under common control at the historic book value within the Securitas Group. For this reason, the reporting of the above companies took place from January 1, 2004. Furthermore, the Securitas Direct Group took over the acquisition calculation that was prepared by another company within the Securitas Group without making any adjustments. For this reason, an accounting effect of SEK 12,986,000 arose in equity that is presented as Group-internal acquisition of subsidiaries in the financial report "Changes in equity". The transaction also generated an accounting effect in equity of SEK 187,924,000, which is presented as "Dividends in conjunction with Group-internal acquisitions" in the financial report "Changes in equity".

Specification of the accounting effects in equity in conjunction with the reporting of acquisitions of the companies above.

	2004	Jan. 1 – June 30, 2005	Total
Sales	176,035	102,419	278,454
Operating costs	–167,386	–93,429	–260,815
Operating income	*8,649*	*8,990*	*17,639*
Income before tax	*8,271*	*8,732*	*17,003*
Income for the year	*1,880*	*7,613*	*9,493*
Translation difference	*69*	*3,425*	*3,494*
Total effect	**1,949**	**11,038**	**12,986**

Note 15 cont.

Securitas AB acquired all shares in Alert Services Holding from Belgacom in three stages. Securitas Direct acquired Aroundio BV, Securitas Direct NV and Securitas Direct SAS from the Alert Services Holding group, which is owned by Securitas AB. These are companies that will be included in the Securitas Direct Group in the future. The transaction meant that Securitas Direct reported SEK 46 M as a contract portfolio and SEK 16 M as goodwill.

In 2005, Securitas Direct acquired a customer portfolio for SEK 24 M from the Securitas Group. The acquired asset was reported as goodwill in accordance with the Securitas Group's earlier classification of the asset.

Effect on consolidated cash flow

In the cash flow statement, the item relating to acquisition/divestment of subsidiaries amounted to SEK 276,381,000. This item consisted of the following:

Acquisition price according to table	–278,443
Sale price of Securitas Direct SA	+2,062
Total	**276,381**

Due to the handling of the acquisition described above, cash flow for 2005 was not affected by the cash and cash equivalents or the receivables and liabilities taken over. This effect was on cash flow for 2004 and amounted to a transfer of a net receivable totaling SEK 8,020,000.

A short description of the acquired companies is provided below.

Aroundio BV

In June 2005, Securitas Direct AB acquired all shares in Aroundio BV from Alert Services Holding NV. The company is active in Securitas Direct's customer segment and conducts sales in accordance with Securitas Direct's sales methods according to the Aroundio concept. At acquisition date, the company had slightly more than 300 customers, with anticipated annual sales of SEK 2 M. The company is in a start-up phase. The purchase price was SEK 170,000. Previously, Securitas Direct had no operations in the Netherlands.

Securitas Direct NV

In June 2005, Securitas Direct AB acquired all shares in Securitas Direct NV from AlertServices Holding NV. The company is active in Securitas Direct's customer segment and conducts sales in accordance with Securitas Direct's traditional sales methods. At acquisition date, the company had slightly more than 5,700 customers with anticipated annual sales of SEK 28 M. The purchase price was SEK 29 M. Previously, Securitas Direct had no operations in Belgium.

Securitas Direct SAS

In June 2005, Securitas Direct AB acquired all shares in Securitas Direct SAS from AlertServices Holding NV. The company is active in Securitas Direct's customer segment and conducts sales in accordance with Securitas Direct's traditional sales methods. At acquisition date, the company had slightly more than 48,000 customers, with anticipated annual sales of SEK 188 M. The purchase price was SEK 249 M. Previously, Securitas Direct had no operations in France.

Divestments of subsidiaries

During 2005, Securitas Direct's holdings in the subsidiary Securitas Direct SA Schweiz were sold for SEK 2,062,000. In addition, the holding in the associated company Direct Alert Services Holding was sold for SEK 124,840,000.

Both of these sales were implemented to create a legal organisational structure that reflects Securitas Direct's operational organisation.

Income statement and balance sheet in summary for the divested subsidiary are presented below.

Income from discontinued operations

Securitas Direct SA	**2005**	**2004**	**2003**
Sales revenues	43,368	41,852	
Costs before operating income	–37,906	–37,057	
Operating income	5,462	4,795	
Income before tax	5,383	4,701	
Income tax	595	–764	
Net income	5,978	3,937	
Net income from capital loss	–14,200	–	
Net income/loss from discontinued operations	–8,222	3,937	
Alert Services Holding			
Share in income of associated company	–6,743	3,386	–4,351
Net income from capital gain	18,456		
Net income from discontinued operations	11,713	3,386	–
Net income from discontinued operations	**3,491**	**7,323**	**–**

Securitas Direct SA	**2005**	**2004**
Assets and liabilities		
Intangible fixed assets	8,996	9,113
Tangible fixed assets	9,026	8,403
Long-term receivables	4,855	3,082
Current receivables	17,255	13,472
Total assets	**40,132**	**34,070**
Long-term liabilities	10,487	10,570
Current liabilities	14,158	13,186
Total liabilities	**24,645**	**23,756**
Of which divested cash and cash equivalents	7,462	2,849
Equity	**15,487**	**10,314**

Cash flow statement	**2005**	**2004**
Cash flow from operations	9,369	9,549
Cash flow from investing activities	–4,673	–8,597
Cash flow from financing activities	–83	–638
Cash flow for the period	**4,613**	**314**

Impairment testing

For impairment testing, assets were allocated to the lowest level at which there are identifiable cash flows (cash-generating units), meaning geographic area.

Goodwill was distributed and summed by cash-generating units as follows (SEK 000s):

	2005
Central	48,552
Total goodwill	**48,552**

Note 15 cont.

Goodwill is tested annually for possible impairment. Impairment is recognised in the amount by which the book value exceeds the recoverable amount. The recovery value consists of the higher of the net sales value and the value in use. The value in use is the current value of future cash flows. Cash flows are based on financial plans established by Group management that are approved by the Board of Directors and which normally extend for a period of five years. Cash flows beyond that period are extrapolated based on anticipated growth.

The calculation of the value in use is based on assumptions and assessments. The most important assumptions relate to organic sales growth, the development of operating margins, utilisation of capital employed and the relevant WACC (Weighted Average Cost of Capital), which is used for discounting future cash flows.

The assumptions and assessments used for impairment testing are summarised below.

– Estimated growth beyond forecast period, %	3.0
– WACC, %	8.0

The impairment testing for all cash-generating units took place during the third quarter of 2005.

The result of impairment testing for goodwill indicated no need for impairment of goodwill. No impairment of goodwill was thus reported.

NOTE 16 GOODWILL

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Opening balance acquisition value	19,631	11,486	37,669
Investments	40,401	8,151	–
Disposals	–8,555	–	–
Reclassification	–2,940	–	–
Translation differences	15	–6	–1,044
Closing accumulated acquisition value	**48,552**	**19,631**	**36,625**
Opening balance amortisation	–	–	–14,838
Amortisation for the year	–	–	–5,843
Translation differences	–	–	141
Closing accumulated amortisation	**–**	**–**	**–20,540**
Closing balance, residual value according to plan	**48,552**	**19,631**	**16,085**

NOTE 17 CUSTOMER PORTFOLIO

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Opening balance acquisition value	44,174	43,993	–
Acquisitions	46,767	–	–
Reclassification	2,940	–	–
Disposals	–665	–	–
Translation differences	153	181	–
Closing accumulated acquisition value	**93,369**	**44,174**	**–**
Opening balance amortisation	–30,361	–24,396	–
Disposals	1,071	–	–
Amortisation for the year	–8,753	–5,756	–
Translation differences	–43	–209	–
Closing accumulated amortisation	**–38,086**	**–30,361**	**–**
Closing balance, residual value according to plan	**55,283**	**13,813**	**–**

NOTE 18 OTHER INTANGIBLE FIXED ASSETS[1]

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Opening balance acquisition value	29,546	8,593	22,587
Investments	38,132	23,996	518
Disposals	–457	–2,784	–7,240
Reclassification	–	–	–1,512
Translation differences	1,750	–259	–66
Closing accumulated acquisition value	**68,971**	**29,546**	**14,287**
Opening balance amortisation	–16,190	–8,039	–11,217
Disposals	19	189	4,278
Reclassification	–	–	564
Amortisation for the year	–8,343	–8,458	–2,119
Translation differences	–935	118	40
Closing accumulated amortisation	**–25,449**	**–16,190**	**–8,454**
Closing balance, residual value according to plan	**43,522**	**13,356**	**5,833**

1) This item primarily consists of software licenses and leasing and similar rights. According to previous accounting principles, 2004 also included some contract portfolios that in the transition to IFRS were reclassified as acquisition-related intangible assets. For further information, see Note 31.

NOTE 19 TANGIBLE FIXED ASSETS

SEK 000s	Buildings and land[1] IFRS 2005	IFRS 2004	Previous accounting principles 2003	Machinery and equipment[2] IFRS 2005	IFRS 2004	Previous accounting principles 2003
Opening balance acquisition value	560	484	695	1,485,841	1,017,421	778,811
Investments	–	185	35	587,544	530,515	315,006
Sales/disposal	–560	–	–192	–176,455	–58,691	–39,144
Reclassification	–	–108	–	–	3,639	2,279
Translation differences	–	–1	–54	65,915	–7,043	–26,371
Closing accumulated acquisition value	**–**	**560**	**484**	**1,962,845**	**1,485,841**	**1,030,581**
Opening balance depreciation	–263	–174	–88	–652,370	–456,597	–341,286
Sales/disposal	263	–	–	87,024	38,495	23,981
Reclassification	–	–	–	–	–	–1,330
Depreciation for the year	–	–89	–95	–310,864	–239,570	–157,387
Translation differences	–	–	9	–33,738	5,302	15,984
Closing accumulated depreciation	**–**	**–263**	**–174**	**–909,948**	**–652,370**	**–460,038**
Closing balance, residual value according to plan	**–**	**297**	**310**	**1,052,897**	**833,471**	**570,543**
Tax assessment value of properties in Sweden	–	–	–			

1) The residual value of land on the closing date included in Buildings and land above was SEK 0 (0 and 0).

2) Machinery and equipment relates to vehicles, equipment (including alarms with customers) and IT and telecom equipment.

NOTE 20 SHARES IN ASSOCIATED COMPANIES

Company	Registered office	Capital-share, %	Book value
Alert Services Holding NV	Bryssel	25.01	
Opening balance 2003			114,092
Share in income of associated companies			–4,351
Amortisation of goodwill			–2,000
Reversal of restructuring reserves			2,000
Closing balance 2003		**109,741**	
Opening balance 2004		109,741	
Share in income of associated companies			3,386
Closing balance 2004			**113,127**
Opening balance 2005			113,127
Share in income of associated companies			–6,743
Sale of associated companies			–106,384
Closing balance 2005			**0**

NOTE 21 OTHER LONG-TERM RECEIVABLES

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Prepaid rent	4,476	3,756	2,237
Other long-term receivables	154	3,200	4,842
Total long-term receivables	**4,630**	**6,956**	**7,079**

NOTE 22 INVENTORY

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Materials and consumable items	310,540	227,694	154,644
Total inventory	**310,540**	**227,694**	**154,644**

NOTE 23 ACCOUNTS RECEIVABLE

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Accounts receivable before deduction of provisions for bad debt	285,740	275,170	185,662
Provisions for bad debt losses	–51,936	–37,405	–22,731
Total accounts receivable	**233,803**	**237,765**	**162,931**

The bad debt losses for the year amounted to SEK 28.7 M (19.4 and 13.1).

NOTE 24 OTHER CURRENT RECEIVABLES

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Current tax receivables	6,247	2,900	16,266
Prepaid expenses and accrued income	90,898	62,560	45,808
Other items	25,775	13,581	22,853
Total other current receivables	**122,920**	**79,041**	**84,927**

NOTE 25 CASH AND CASH EQUIVALENTS[1]

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Current investments[2]	413	455	887
Cash and bank	149,918	78,569	34,801
Total cash and cash equivalents	**150,331**	**79,024**	**35,688**

1) Cash and cash equivalents include current investments with a duration of at most 90 days and cash and bank balances.

2) Current investments consist of bank deposits with fixed interest.

NOTE 26 EQUITY

The number of shares issued on December 31, 2005, was 109,000 with a quotient value of SEK 100.

Description of other equity contributions and other reserves
In conjunction with the transition to IFRS, the form of presentation for equity was changed. According to previous accounting principles, equity was specified into restricted and unrestricted equity in accordance with the rules applying in the Annual Accounts Act. In accordance with IAS 1, equity must instead be specified into the components it consist of.

Dividends to shareholders for the financial year 2004, which were paid during 2005, amounted to SEK 160.90 per share and totaled SEK 17,533,000. The dividend for the financial year 2003, which was paid in 2004, amounted to SEK 177.50 per share and totaled SEK 19,350,000.

NOTE 27 LONG-TERM LIABILITIES EXCLUDING PROVISIONS

Long-term liabilities mature as shown below.

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Maturity period < 5 years	–	10,203	10,742
Maturity period > 5 years	155	–	–
Total long-term liabilities	**155**	**10,203**	**10,742**

NOTE 28 PROVISIONS

SEK 000s	Deferred tax liabilities	Other provisions
Opening balance	26,958	5,053
Reclassification	–3,031	938
Additional provisions	22,792	1,229
Provisions utilised	–5,439	–
Reversal of provisions	–	–2,732
Translation difference	549	214
Closing balance	**41,829**	**4,702**

Specification of other provisions

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Provisions for personnel-related items	1,717	2,135	–
Provisions for disputes	938	–	–
Provisions for close-down costs	1,154	–	–
Other items	893	2,918	3,992
Total other provisions	**4,702**	**5,053**	**3,992**

NOTE 29 CURRENT LIABLITIES

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Personnel-related items	96,837	87,982	57,867
Accrued interest and financial expenses	5,194	6,241	5,171
Prepaid invoiced subscription fees	136,460	118,381	48,671
Liability relating to Group-internalacquisition	–	278,443	–
Other items	192,950	152,851	109,664
Total other current liabilities	**431,441**	**643,898**	**221,373**

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Debts to Group companies	892,370	616,556	519,952
Other current debts	19	5,131	3,681
Total current debts	**892,389**	**621,687**	**523,633**

NOTE 30 CONTINGENT LIABILITIES

SEK 000s	IFRS 2005	IFRS 2004	Previous accounting principles 2003
Guarantee commitments	52,581	12,628	16,296
Other contingent liabilities	1,890	1,817	1,832
Total contingent liabilities	**54,471**	**14,445**	**18,128**

Guarantee commitments relate primarily to guarantees to suppliers.

NOTE 31 TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

In June 2002, the Council of the European Union introduced what were called the International Accounting Standards (IAS), now referred to as the International Financial Reporting Standards (IFRS) rules, which mean that all exchange-listed companies within the EU must prepare consolidated accounts in accordance with IAS/IFRS. Securitas Direct has voluntarily chosen to apply IAS/IFRS in its consolidated accounts.

Securitas Direct applied IFRS as of the transition date of January 1, 2004. These accounts contain comparison figures for 2003 according to previous Swedish generally accepted accounting standards (Swedish GAAP) in the form of recommendations issued by the Swedish Financial Accounting Standards Council and for 2004 according to IFRS. Since Securitas Direct has not previously issued public consolidated accounts, no comparison figures have been recalculated.

Optional exemptions
IFRS 1 ("First-time Adoption of International Financial Reporting Standards") permits application of twelve exemptions in the introduction of IFRS. Securitas Direct chose to apply three of these exemptions.

- Only company acquisitions and mergers implemented after January 1, 2004 have been restated in accordance with IFRS 3.
- Accumulated translation differences for foreign subsidiaries have been eliminated as of the transition date (January 1, 2004).
- Comparison values related to financial instruments have not been restated in accordance with IAS 39.

Note 31 cont.

Impact of the transition to International Financial Reporting Standards

The impact on the accounting principles applied by Securitas Direct of the introduction of IFRS compared with the previous accounting principles is as follows.

Goodwill and other intangible assets

IFRS 3 "Business combinations" requires that goodwill and other intangible assets with an indeterminate useful life are no longer amortised, but tested for impairment, in conjunction with the application of IFRS 1 as of January 1, 2004 and annually or more frequently if there are indications of an impairment. Such assets are impaired if the reported value exceeds the recovery value. The company performed impairment tests as of January 1, 2004 and December 31, 2004. According to these tests, there is no need to recognise any impairments. According to Swedish accounting principles, all intangible assets, including goodwill, must be amortised over their estimated useful life. This change did not affect equity on transition date, as goodwill amortisation prior to January 1, 2004 is not reversed.

Another effect of the transition to IFRS 3 is a change in the rules regarding the allocation of purchase amounts in conjunction with company acquisitions whereby there is now a requirement that the purchase price be allocated, to a greater extent prescribed by Swedish accounting standards, to intangible assets before the residual value in question can be booked as goodwill. The assets subject to such allocation include customer relations or other acquisition-related intangible assets in the acquired company. The transition to IFRS requires that purchase amounts for all company acquisitions implemented after January 1, 2004 be allocated in accordance with IFRS 3. This change had no effect on equity on transition date.

Accumulated transition differences

According to IAS 21, the functional currency in a foreign subsidiary must determine the manner in which the subsidiary's income statement and balance sheet are to be translated to the Group's reporting currency when consolidating the subsidiaries. The previous classification of subsidiaries as independent and non-independent ceased with the transition to IAS 21. In the application of IAS 21, the balance sheet will be translated at the closing-date rate. The income statement for each month is translated at the exchange rate on the last day of the month. The translation differences thus arising are booked against equity. This means that the translation of foreign subsidiaries no longer results in effects on income. When a subsidiary is divested, however, the accumulated translation differences will affect capital gains as previously. The accumulated translation difference is calculated from the transition date of January 1, 2004. See optional exemptions above. In the application of IAS 21, there was a reclassification of SEK 5,406,000 related to accumulated translation differences from the item "Other reserves" to "Earnings brought forward" in equity at January 1, 2004.

Application of IAS 39 as of 2005 – Valuation of financial instruments

IAS 39, "Financial Instruments: Reporting and Disclosure" was applied as of January 1, 2005. With the support of IFRS 1, the company elected not to restate comparison figures for 2004 relating to financial instruments according to the principles in IAS 39. Securitas Direct does not hold any financial derivatives, however, and the current valuation and classification of financial instruments is not affected by the introduction of IAS 39.

	Jan. 1, 2004 according to previous accounting principles	**IFRS adjustment**	**Jan. 1, 2004 in accordance with IFRS**
Assets			
Intangible fixed assets	21,918	9,719	31,637
Tangible fixed assets	570,853	–9,719	561,134
Other fixed assets	135,996	–	135,996
Total fixed assets	728,767	–	728,767
Current assets	438,190	–	438,190
Total assets	**1,166,957**	**0**	**1,166,957**
Equity and liabilities			
Equity	210,980	–	210,980
Long-term liabilities	22,261	–	22,261
Current liabilities	933,716	–	933,716
Total liabilities and equity	**1,166,957**	**0**	**1,166,957**

Reconciliation of differences in the financial year 2004

As Securitas Direct did not publish consolidated accounts according to the Swedish Financial Accounting Standards Council's recommendations for 2004, no theoretical description is provided for the differences that would have arisen for the 2004 financial year.

In conjunction with the transition to IFRS, reclassifications were made, for example, regarding goodwill. These were adjusted in the opening balance for 2004, which is presented in Notes 16, 17, 18 and 19. Reclassifications were made in accordance with the table above.

Presentation form of equity

In conjunction with the transition to IFRS, the presentation form of equity in the balance sheet is also changed. Under previous accounting principles, equity was specified into unrestricted and restricted equity on the bases of the prevailing rules.

In accordance with IAS 1 equity must be reported in its composite components. According to IAS, a company must, as a minimum, report issued equity and other equity in the balance sheet. Securitas Direct has elected to specify equity here as established on the opening and closing dates for 2004 in accordance with IFRS in additional components according to the following.

Share capital
Other capital contributions (1)
Other reserves (2)
Earnings brought forward (3)

(1) Other capital contributions consist of premiums from new share issues and shareholder contributions received from shareholders.

(2) Other reserves consist of the income and expenses which according to certain standards must be reported in equity. For Securitas Direct, this item consists of translation differences attributable to the translation of foreign subsidiaries in accordance with IAS 21.

(3) The item Earnings brought forward corresponds to the accumulated earnings and losses generated in the Group.

IFRS effects on the financial years prior to 2004

Comparison figures for periods prior to 2004 are reported according to previous accounting principles (recommendations issued by the Swedish Financial Accounting Standards Council). If the 2003 figures were adjusted according to the current principles (IFRS), goodwill amortisation of SEK 5,844,000 would be reversed.

AUDITOR'S REPORT REGARDING ADAPTED HISTORICAL FINANCIAL REPORTS

To the Board of Directors of Securitas Direct AB (Publ)

AUDITOR'S REPORT REGARDING ADAPTED HISTORICAL FINANCIAL REPORTS

We have reviewed the financial reports for Securitas Direct AB (Publ) contained on pages 75–95, which comprise the balance sheets per 31 December 2003, 31 December 2004 and 31 December 2005, and the income statements and cash flow statements for the financial years ended on these dates, as well as a summary of significant accounting principles and other disclosures.

THE BOARD OF DIRECTORS AND MANAGING DIRECTOR'S RESPONSIBILITY FOR THESE FINANCIAL REPORTS

The Board of Directors and Managing Director are responsible for the preparation and true and fair presentation of the financial reports for 2004 and 2005 in accordance with the International Financial Reporting Standards (IFRS) adopted by the EU, and of the financial reports for 2003 in accordance with the Swedish Annual Accounts Act, and of the financial reports for all cited years in accordance with the Prospectus Directive implemented by Commission Regulation 809/2004/EC. This obligation includes the design, implementation and maintenance of internal controls relevant for the preparation and appropriate presentation of financial reports which are free of material misstatement, whether the misstatements are due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on the financial reports on the basis of our audit. We have conducted our audit in accordance with draft recommendation RevR 5 – Prospectus Auditing, issued by FAR, the institute for the accounting profession in Sweden. This recommendation requires that we plan and perform our audit in order to obtain a high, but not absolute, degree of assurance that the financial reports are free of material misstatement.

WORK PERFORMED

An audit in accordance with draft recommendation RevR 5 entails that we execute audit procedures to obtain audit evidence supporting the amounts and disclosures contained in the financial report. The audit procedures selected are based on our assessment of the risk for material misstatement in the financial reports, whether due to fraud or error. In assessing such risks, we consider the internal controls that are relevant to the company's preparation and fair presentation of the financial reports as a basis for designing audit procedures that are appropriate under the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. An audit also includes evaluating the accounting principles applied and the reasonableness of significant accounting estimates made by the Board of Directors and the Managing Director, as well as evaluating the overall presentation of the financial reports.

We believe that our audit provides a reasonable basis for our opinion set out below.

OPINION

It is our opinion that the financial reports give a true and fair view, for 2004 and 2005 in accordance with the IFRS adopted by the EU and for 2003 in accordance with the Swedish Annual Accounts Act, of Securitas Direct AB's results, financial position and cash flow per 31 December 2003, 31 December 2004 and 31 December 2005.

Stockholm, 5 September 2006
PricewaterhouseCoopers AB
Magnus Brändström
Authorised Public Accountant

ADDRESSES

SWEDEN

Head office

Securitas Direct AB

Box 4519

SE-203 20 Malmö

Telephone number: +46 40 25 45 00

Fax number: +46 40 97 51 22

Visiting address: Kalendegatan 26, Malmö

e-mail: info@securitas-direct.com

Securitas Aroundio AB

Box 1310

SE-581 13 Linköping

Sweden

Securitas Direct Sverige AB

Östgötagatan 3

Box 2511

SE-580 02 Linköping

Sweden

FINLAND

Securitas Direct Oy

Kumpulantie 13 B

Box 37

00521 Helsinki

Finland

NORWAY

Securitas Aroundio AS

Box 377

1366 Lysaker

Norway

Securitas Direct AS

Urtegata 9

Box 35 Grønland

NO-0133 Oslo

Norway

DENMARK

Dansikring Direct A/S

Køge Åhavn Carlsensvej 8

DK-4600 Køge

Denmark

FRANCE

Securitas Direct SAS

1 Centrale Parc- Bat 1 Avenue Sully Prud'homme

FR-92298 Chatenay Malabry

France

BELGIUM

Securitas Direct NV

Font Saint-Landry 3

BE-1120 Brussels

Belgium

Securitas Direct Management BVBA

Font Saint-Landry 3

BE-1120 Brussels

Belgium

NETHERLANDS

Aroundio B.V.

Spaarpot 40

NL-5667 KX Geldrop

Netherlands

SPAIN

Securitas Direct España, S.A.

C/ José Echegaray, 1 - Esq. Vicente Aleixandre Parque

Empresarial Las Rozas

ES-28230 Las Rozas (Madrid)

Spain

PORTUGAL

Securitas Direct Portugal, Unipessoal Lda

Rua Rodrigues Lobo, 2 Edif. Securitas

PT-2799 553 Lisbon

Portugal

Securitas Direct AB
Box 4519
SE-203 20 Malmö, Sweden
Visiting address: Kalendegatan 26, Malmö
Tel: +46 40 25 45 00

Intellecta Finanstryck 0620897